24-16037

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

FORM 1-A

REGULATION A OFFERING STATEMENT

UNDER THE SECURITIES ACT OF 1933

DAVIS HOMES, LLC
(Exact name of issuer as specified in its charter)

Indiana
(State or other jurisdiction of incorporation or organization)

3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
(317) 595-2800
(Address, including zip code, and telephone number, including area code of issuer's principal executive offices)

C. Richard Davis
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
(317) 595-2800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
O. Wayne Davis, Esq.
Karen Ball Woods, Esq.
Henderson, Daily, Withrow & DeVoe
2600 One Indiana Square
Indianapolis, Indiana 46204

1521	35-1939865
(Primary standard industrial Classification Code Number)	(I.R.S. Employer Identification Number

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Part I -- Notification

ITEM 1. **Significant Parties**

(a) Managers

Charles R. Davis
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

C. Richard Davis
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Bradley C. Davis
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Michael B. Davis
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

(b) Officers

Charles R. Davis
President and Chief Executive Officer
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

C. Richard Davis
Executive Vice President and Chief Financial Officer
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Bradley C. Davis
Executive Vice President
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Michael B. Davis
Executive Vice President
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

David O. Trittipo
Controller
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

(c) Managing Member

Davis Holding Corporation
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

(d) Davis Investments, L.P.

(e) C. Richard Davis
Michael B. Davis
Bradley C. Davis

(f) None

(g) Davis Holding Corporation
Davis Homes of Florida, LLC
Davis Financial Services, LLC
Davis Wholesale, LLC
Davis Properties, LLC
Home Guaranty Corporation, LLC
Creekside Square Apartments, L.P.
Creekside Square Apartments II, L.P.
Hanna Village Apartments, L.P.
Centennial Management, LLC
Davis Realty, Inc.
First Fidelity & Guaranty Company
Autumn Chase Apartments, L.P.
Walnut Manor Apartments, L.P.
Ft. Harrison Housing, L.P.
Davis Family Properties, LLC
White River Associates, L.P.
White River Associates, Inc.
Cedar Ridge Associates, L.P.

(h) C. Richard Davis, Esq.
Davis Homes, LLC
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

(i) Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

(j) Frank D. Neese
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

Dawn Barringer
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

(k) Frank D. Neese
Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

(l) N/A

(m) O. Wayne Davis, Esq.
Karen Ball Woods, Esq.
Henderson, Daily, Withrow & DeVoe
Suite 2600, One Indiana Square
Indianapolis, Indiana 46204

ITEM 2. **Application of Rule 262**

(a) No

(b) N/A

ITEM 3. **Affiliate Sales**

N/A

ITEM 4. **Jurisdictions in which Securities are to be offered**

(a) Illinois, Indiana, Ohio and Tennessee

(b) None

ITEM 5. **Unregistered Securities issued or sold within one year**

None

ITEM 6. **Other Present or Proposed Offerings**

None

ITEM 7. **Marketing Arrangements**

None

ITEM 8. **Relationship with Issuer of Experts Named in Offering Statement**

An opinion as to the validity of the Notes will be offered by C. Richard Davis, Esq., who is a Director, Executive Vice President and Chief Financial Officer of Davis Holding Corporation, the managing member of Davis Homes, LLC, and is a limited partner (with a 33% interest) of Davis Investments, L.P., which owns 99% of Davis Homes, LLC.

ITEM 9. **Use of a Solicitation of Interest Document**

None

OFFERING CIRCULAR

DAVIS HOMES, LLC
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
(317) 595-2800

SERIES 2003 SUBORDINATED NOTES
$2,650,000 Minimum
$5,000,000 Maximum

Davis Homes, LLC (the "Company") is offering a minimum of $2,650,000 and a maximum of $5,000,000 in aggregate principal amount of Series 2003 Subordinated Notes (the "Notes") with an interest rate of __% and a maturity date of ___________, 2011.

The Notes will bear interest from the date of issuance, payable semi-annually in arrears on January 1 and July 1 of each year commencing on July 1, 2003 (for the period from the date of issuance through June 30, 2003). The Notes will be issued only in denominations of $1,000 and integral multiples thereof, subject to a minimum initial purchase of $5,000.

The Notes are redeemable at any time on or after July 1, 2004 at the option of the Company, in whole or in part at 100% of the principal amount, together with accrued and unpaid interest to the redemption date. The Notes do not provide for any sinking fund payments or principal payments prior to maturity and have no conversion features.

The Notes will be subordinated to all Senior Indebtedness (as defined herein) of the Company. As of September 30, 2002, after giving effect to the issuance of the Notes and the application of the proceeds therefrom, assuming the sale of $2,650,000 in Notes, as described in this Offering Circular, total Senior Indebtedness of the Company would have been approximately $48.7 million. There is no limit on the amount of Senior Indebtedness the Company may incur. See "**Risk Factors**" **beginning on page 5 for a discussion of material risks that should be considered in connection with the purchase of the Notes offered hereby**, and "**Description of Notes--Subordination of the Notes**."

The Company has been advised by the Underwriter that it does not intend to make a market in the Notes and the Notes will not be listed on any securities exchange or the Nasdaq Stock Market. It is unlikely that an active public market for the Notes will develop or be maintained after this Offering.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OFFERING SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS, NOR HAS THE SECRETARY OF STATE OF ILLINOIS OR THE STATE OF ILLINOIS PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFERING CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

	Price to Public	Underwriting Discounts and Commissions[1]	Proceeds to Company[2]
Per Note	$1,000.00	$75.00	$925.00
Total Minimum	$2,650,000	$198,750	$2,451,250
Total Maximum	$5,000,000	$375,000	$4,625,000

[1] The Underwriting Commissions are equal to 5.5% of the aggregate principal amount of the Notes plus a structuring fee earned at the rate of $20,000 per $1,000,000 of Notes sold.

[2] Before deducting expenses payable by the Company estimated at $_______ (including up to $49,000 in Underwriter's attorneys fees which the Company has agreed to reimburse to the Underwriter).

The Notes are offered by the Underwriter on a best efforts, minimum-maximum basis as specified herein. If at least $2,650,000 in Notes are not sold within sixty (60) days of the date of this Offering Circular, or such later date not to exceed thirty (30) days as the Company and Underwriter may agree (the "Termination Date") then this Offering will not be consummated. Any Notes purchased by officers or directors of the Company will not be counted in determining whether the Offering minimum has been satisfied. Pending the closing of the sale of the Notes, all funds received from subscribers will be held in escrow by the Escrow Agent, First Community Bank & Trust, Greenwood, Indiana. If this Offering is not consummated by the Termination Date, subscribers' funds will be returned promptly with a pro rata share of any net interest earned while in escrow. **See "Plan of Distribution."**

INDIANA SECURITIES, LLC

Offering Circular Date: ____________, 2003

Offering Circular Summary

The following summary information is qualified in its entirety by the more detailed information and consolidated financial statements (including the notes thereto) appearing elsewhere in this Offering Circular. Prospective subscribers are urged to read this Offering Circular in its entirety.

The Company

The Company is a builder of single family homes in the Indianapolis, Indiana metropolitan area. The Company also develops residential communities. Net of all cancellations which occurred during the applicable period, the Company executed 742 new sales contracts during the nine (9) month period ended September 30, 2002, compared to 1,309 new sales contracts during the nine (9) month period ended September 30, 2001. The Company executed 1,502 new sales contracts during the year ended December 31, 2001, and 973 new sales contracts during the year ended December 31, 2000. The Company had a backlog of pending sales contracts for 829 homes at September 30, 2002 with an aggregate sales price of $130 million, compared to 909 homes with an aggregate sales price of $130 million at December 31, 2001, and 606 homes with an aggregate sales price of $92.5 million at December 31, 2000. The Company is actively selling homes in 38 communities in the greater Indianapolis area. The Company markets its homes under two distinct trade names, Davis Homes and Best Homes.

The Company has sold more than 12,000 homes since its formation in 1985. Charles R. Davis, the Company's Chairman and Chief Executive Officer, began building homes in Indiana over 50 years ago, and companies owned or managed by Mr. Davis have sold more than 20,000 homes throughout Indiana. The Company believes this long-standing presence has made the Davis name widely recognized in the State of Indiana as a builder of quality homes. In 2001, the Company delivered 1,197 homes in the Indianapolis area, making it one of the largest homebuilders in the area.

Consolidated Summary Financial Data
(in thousands)

	Year Ended December 31,		Nine Months Ended September 30,	
	2001	**2000**	**2002**	**2001**
Consolidated Statement of Operation Data				
Total sales revenue	$177,853	$138,800	$124,596	$108,112
Cost of sales	145,109	117,324	103,409	89,607
Selling expenses	14,481	9,590	11,446	9,326
General and administrative expenses	10,333	9,212	7,041	7,116
Interest expense	1,235	1,245	706	915
Net income (loss)	7,204	2,155	2,527	1,699

Consolidated Balance Sheet Data	**December 31,**		**September 30,**
	2001	**2000**	**2002**
Homes, land and construction in progress	$66,916	$57,541	$68,954
Total assets	85,724	72,711	88,895
Accounts payable	10,129	8,035	12,252
Notes payable and other obligations	54,453	50,262	57,649
Total members' equity	13,627	9,348	11,598

The Offering

Issue.................................... A maximum of $5,000,000 of Notes will be sold. Notes will mature _____________, 2011, and will bear interest from the date of issuance. At least $2,650,000 in Notes must be sold before this Offering will be consummated.

Payment of Interest................. Semi-annually on January 1 and July 1 of each year, commencing July 1, 2003 (for the period from date of issuance through June 30, 2003).

Interest Rate........................... ___% per annum

Redemption at the Company's Option................................. Redeemable at any time on or after July 1, 2004 at the option of the Company, subject to specified limitations set forth herein, in whole or in part, at 100% of the principal amount, together with accrued interest.

Sinking Fund.......................... No sinking fund payments.

Ranking................................. The Notes will be unsecured general obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness, as defined in the Indenture, of the Company. As of September 30, 2002, after giving effect to the issuance of the Notes and the application of the net proceeds therefrom, assuming the sale of $2,650,000 in Notes, the Senior Indebtedness of the Company would have been approximately $48.7 million. There is no limit on the amount of Senior Indebtedness the Company may incur. See "**Description of Notes--Subordination of the Notes.**"

Offer to Purchase....................	The Company will be obligated to make an offer to purchase Notes in certain circumstances described herein. See "**Description of Notes--Certain Covenants**."
Change of Control...................	Upon the occurrence of a Change of Control (as defined), each holder of Notes will have the option to cause the Company to repurchase such holder's Notes, in whole or in part, at 100% of the principal amount thereof, plus accrued interest to the date of repurchase. See "**Description of Notes--Certain Covenants--Offers to Purchase on Change of Control**."
Redemption on Death...............	Upon the death of a noteholder, Notes held by the deceased noteholder may be tendered to the Company for redemption at a price of par plus accrued interest; however, the Company will only be obligated to redeem up to $100,000 in Notes pursuant to such requests during any twelve-month period. See "**Description of Notes--Redemption at Death**."
Debt Service Reserve Fund.......	The Company will create a debt service reserve fund (the "Reserve Fund") equal to six (6) months interest on the Notes. See "**Description of Notes--Debt Service Reserve Fund**."
Use of Proceeds.....................	The Company intends to use the net proceeds from the sale of the Notes to redeem $2,200,000 aggregate principal amount of 12% subordinated notes due January 1, 2005, for working capital and to create the Reserve Fund. See "**Use of Proceeds**."
Certain Covenants..................	The Indenture under which the Notes will be issued contains certain restrictive covenants that will, among other things, limit the Company's ability to make certain Restricted Payments (as defined). The Indenture also restricts the Company's ability to consolidate or merge with or into, or transfer all or substantially all of its assets to, another person and requires the Company in certain circumstances to make an offer to purchase Notes at 100% of the principal amount plus accrued interest. These restrictions and requirements are subject to a number of important qualifications and exceptions. See "**Description of Notes--Certain Covenants**."
Risk Factors..........................	An investment in the Notes involves a significant degree of risk. The Notes are unsecured general obligations of the Company, are subordinate in right of

payment to all existing and future Senior Indebtedness, which is not limited in amount, and do not contain provisions for sinking fund payments. See "**Risk Factors**" for a discussion of material risks that should be considered in connection with an investment in the Notes.

Risk Factors

In analyzing this offering, prospective subscribers should carefully consider certain risks entailed in an investment in the Notes as set forth below, as well as the other information contained in this Offering Circular.

The Notes are Subordinate to all Senior Indebtedness

The payment of principal of and interest on the Notes will be unsecured general obligations of the Company, subordinated in right of payment to all present and future Senior Indebtedness of the Company. Senior Indebtedness is defined generally in the Indenture to include indebtedness created, incurred, assumed or guaranteed by the Company for money borrowed other than (i) the Notes, (ii) indebtedness of the Company to any of its Insiders, as defined in the Indenture, (iii) indebtedness of the Company to any of its subsidiaries (or from one subsidiary to another), (iv) the subordinated notes issued in 1995, $2.2 million of which remain outstanding and are expected to be redeemed from a portion of the net proceeds of the sale of the Notes, (v) $5 million of subordinated notes issued in 2001 or (vi) indebtedness for amounts owed for goods, materials or services purchased in the ordinary course of business. There is no limitation on the amount of Senior Indebtedness which the Company may incur. See "**Description of Notes--Subordination of the Notes**."

The Company Incurs Substantial Indebtedness to Finance its Operation

The building industry is capital intensive and often involves significant up-front expenditures including the cost of acquiring land. To fund its ongoing operations, the Company has used cash flow from operations, bank borrowings, limited partnership syndication proceeds, the issuance of first mortgage bonds and the issuance of subordinated notes. As of September 30, 2002, the Company had members' equity of approximately $11.6 million and total indebtedness of approximately $57.6 million, which is secured by substantially all of the Company's assets. The Company's business and earnings are substantially dependent on its continuing ability to obtain bank or other financing on acceptable terms. Lenders generally require substantial equity commitments by borrowers in connection with loans secured by real estate. Additionally, such loans generally contain restrictive covenants related to the Company's operations. Although the Company believes that cash flow from operations and the Company's ability to borrow from various lenders will provide adequate cash to satisfy the Company's capital requirements for the foreseeable future, there can be no assurance that additional sources of financing will not be required or that, if required, such financing will be available on terms acceptable to the Company. See "**Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources**."

The Company's Business is Affected by Changes in Economic Conditions

The home-building industry is cyclical and is significantly affected by changes in general and local economic conditions such as interest rates, employment levels, consumer confidence and income and availability of financing, as well as changes in government regulation. Homebuilders such as the Company also are subject to various risks including conditions of supply and demand in local markets, availability and cost of land, materials and labor, adverse weather conditions, delays in construction schedules caused by strikes and other factors not within a builder's control, the government approval and permit process, the effects of moratoriums and environmental controls and increases in real estate taxes and other local government fees.

The Company's Home Sales are Affected by the Availability of Mortgage Financing and Fluctuating Interest Rates

The Company's business depends in part upon the availability and cost of mortgage financing. The Company believes that the availability of Federal Housing Administration ("FHA") and Veterans Administration ("VA") mortgage financing is an important factor in selling its homes. Any limitations or restrictions on the availability of mortgage financing could adversely affect the Company's operations. Housing demand is also affected by mortgage interest rate levels. The Company believes that its sales have benefited from lower rates in recent years. If mortgage interest rates increase significantly, the number of homes sold and the Company's results of operations may be adversely impacted. See "**Business--Customer Financing**."

The Company is Subject to Governmental Regulations and Environmental Controls

The Company's home building operations are subject to federal, state and local statutes and rules regulating environmental and developmental matters, wetland preservation, zoning, building design and density requirements. These requirements can limit the number of homes built within a particular community and can delay the progress of developing a particular community.

The Company must obtain numerous government approvals, licenses, permits and agreements before it can begin development and construction. In addition, the continued effectiveness of permits already granted is subject to factors such as changes in policies, rules and regulations and their interpretation and application. Such regulation affects construction activities and may result in delays or cause the Company to incur substantial compliance costs.

The Company may be subject to additional costs or delays or may be precluded entirely from developing its communities because of government regulations that could be imposed in the future due to unforeseen health, safety, welfare or environmental concerns. Environmental regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber. See "**Business--Government Regulation and Environmental Matters**" and "**--Land Acquisition and Development**."

The Company Depends Upon Raw Materials and Labor, the Availability and Price of Which Fluctuate

Although the principal raw materials used in the home-building industry, including lumber, drywall, brick and concrete, generally are available from a variety of sources, those materials are subject to periodic shortages and price fluctuations. This volatility may adversely affect profitability to the extent that any increases in material costs cannot be offset by corresponding home price increases. See "**Business--Construction.**" While labor shortages have not had a material effect on the Company's operations, there is no assurance that such shortages will not adversely affect the Company in the future.

The Company's Business is Highly Competitive

Homebuilders compete for desirable properties, financing, raw materials and skilled labor. The Company competes for home sales with national, regional and local homebuilders, individual resales of existing homes and condominiums and available rental housing. Some of the Company's competitors have greater financial and other resources than the Company. See "**Business--Competition.**"

The Company's Operations are Concentrated in a Single Geographic Area

The Company's operations are currently concentrated in the Indianapolis metropolitan area. Because of this lack of geographic diversification, adverse general economic, weather or home-building conditions in the Indianapolis market could have a material adverse impact on the Company.

The Company is Not Required to Make any Payments to a Sinking Fund

No principal payments are due with respect to the Notes prior to their maturity nor is there any requirement for the Company to make payments to a sinking fund or otherwise periodically set-aside funds for the retirement of the Notes, other than the Fund. Retirement of the Notes will, therefore, be dependent upon the Company generating sufficient excess cash flow or obtaining other financing at the time the Notes mature, neither of which can be assured. See "**Management's Discussion and Analysis of Financial Condition and Results of Operations**" and "**Description of Notes.**"

The Company May Not be Able to Satisfy its Repurchase Or Payment Obligations Under the Notes

While the Indenture contains certain covenants which obligate the Company to repurchase or offer to repurchase the Notes upon the occurrence of certain events, there can be no assurance that the Company will have sufficient funds available at any given time to discharge such obligations. Further, the ability of the Trustee or holders of the Notes to effect collection should an Event of Default occur will be adversely affected by the subordination provisions of the Indenture and the existence of substantial Senior Indebtedness, as well as other indebtedness of the Company. See "**Capitalization,**" "**Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources**" and "**Description of Notes.**"

The Company is Dependent Upon the Davis Family

The Company's success is highly dependent upon the performance of its senior management consisting of Charles R. Davis, C. Richard Davis, Bradley C. Davis and Michael B. Davis (the "Davis Family"). See "**Management.**" The Company does not have "key-man" insurance for or employment agreements with any of its senior management. The loss of key personnel or an inability to attract, retain and motivate key personnel could have a material adverse effect on the Company's business.

There is No Assurance as to the Amount of Notes Which Will be Sold

This Offering is being made on a best efforts, minimum-maximum basis by the Underwriter as agent for and at the risk of the Company. Accordingly, there can be no assurance that all or any portion of the Notes will be sold. All proceeds from subscribers will be deposited into an escrow account and should the minimum amount of Notes not be sold by the Termination Date, subscribers will lose the use of their funds up to the Termination Date. See "**Plan of Distribution.**"

Subscribers May Encounter Difficulties Reselling the Notes

The Notes are being offered for sale only in Indiana and certain additional selected states. Only subscribers residing in those states may purchase the Notes. Further, the Notes will not be listed with any securities exchange or with the Nasdaq Stock Market. Accordingly, it is unlikely that there will be an active secondary market for the Notes. The absence of such a market will render it difficult for a holder to resell the Notes, or a holder may be able to do so only at discounted prices.

The Company

The Company is a builder of single family homes in the Indianapolis, Indiana metropolitan area which primarily consists of Marion and the surrounding counties. The Company also develops residential communities. The Company offers high-quality homes, many with custom features, designed principally for First Time Homebuyers (see "**Glossary of Terms**") and First and Second Time Move-up Buyers (see "**Glossary of Terms**"). The Company markets its homes under two distinct trade names, Davis Homes and Best Homes. The homes marketed under the Davis Homes name are directed at First and Second Time Move-up Buyers and Empty Nesters (see "**Glossary of Terms**") while Best Homes targets the First Time Homebuyer and First Time Move-up Buyer. The Company's homes range in size from approximately 1200 to 3700 square feet and range in price from approximately $80,000 to over $400,000.

The Company also originates and brokers residential mortgages, primarily for homes sold to the Company's customers, generating income from origination fees and servicing release fees without incurring credit or market risk associated with the loans. The Company also develops and manages apartment communities.

Unless the context indicates otherwise, as used in this Offering Circular the "Company" refers to Davis Homes, LLC, and its wholly owned subsidiaries (i) Davis Financial Services,

LLC, d/b/a Davis Mortgage Services, (ii) Davis Wholesale, LLC, (iii) Home Guaranty Company, LLC, (iv) Centennial Management, LLC, (v) Davis Land Development, LLC, (vi) First Fidelity & Guaranty Co., Inc., and (vii) Davis Realty, Inc. For additional information regarding the ownership and management of the Company and each of its subsidiaries, see "**Security Ownership of Management and Certain Security Owners**".

Additionally, the Company is affiliated with several limited partnerships formed to own and manage apartment communities which are developed by the Company, including Autumn Chase Apartments, L.P., Hanna Village Apartments, L.P., Cedar Ridge Associates, L.P., Fort Harrison Housing, L.P., Walnut Manor Apartments, L.P., Creekside Square Apartments, L.P., Creekside Square Apartments II, L.P. and Crooked Creek Associates, L.P. Finally, the Company is affiliated with two entities, White River Associates, L.P. and White River Associates, Inc., each of which was formed to purchase and own an office building that has been leased in part to the Company for its office space. **See "Certain Transactions."** For additional information regarding the ownership and management of each affiliated limited partnership or other entity, see "**Security Ownership of Management and Certain Security Owners**".

The Company's principal executive offices are located at 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240, and its telephone number is (317) 595-2800.

Use of Proceeds

The net proceeds to the Company from the sale of the Notes offered hereby after deducting underwriting commissions, structuring fees and expenses payable by the Company ("Offering Expenses"), are estimated to be approximately $_________ if the minimum amount of Notes are sold and $_________ if the maximum amount of Notes are sold.

The Company will use $_____ at the minimum, and $________ at the maximum to create the Debt Reserve Fund as required by the Indenture. The Company intends to use the remainder of the net proceeds to redeem $2.2 million of 12% subordinated notes issued in 1995 and due January 1, 2005 and for working capital by temporarily paying down in part two of its primary construction (working capital) lines of credit, which lines will remain available for future draws. These lines were entered into in April 2001 and June 2001, and are subject to annual renewal. The annual interest rates on these lines are at the prime rate (4.75% at September 30, 2002). At September 30, 2002, the total balance outstanding on these two construction lines was approximately $28.5 million.

The following table summarizes the anticipated use of proceeds from this Offering, assuming sale of both the minimum and maximum amounts and the order in which those proceeds will be applied:

	Minimum	Maximum
Underwriting commissions, structuring fees and Offering Expenses.....................	$307,350	$480,000
Debt Service Reserve Fund..................	$______	$______
Redeem 12% Subordinated Notes	$2,200,000	$2,200,000
Reduce Outstanding Borrowings............	$________	$_____
Total	$2,650,000	$5,000,000

Capitalization

The following sets forth, at September 30, 2002, the consolidated capitalization of the Company and the pro forma capitalization of the Company as adjusted to give effect to this Offering, assuming sale of only the minimum amount and the anticipated use of the proceeds from this Offering. See "**Use of Proceeds**."

	As of September 30, 2002	As Adjusted for Minimum[(1)]
	(in thousands)	
Notes payable and other debt (excluding subordinated notes due January 1, 2005, June 30, 2006 and June 30, 2008)	$50,449	$____
Subordinated notes due January 1, 2005	$2,200	-0-
Subordinated notes due June 30, 2006	$2,500	$2,500
Subordinated notes due June 30, 2008	$2,500	$2,500
Subordinated notes offered hereby	0	2,650
Total debt	57,649	____
Accumulated equity		
Members' Equity	11,598	11,598
Total capitalization	$_____	$_____

(1) Pro forma capitalization of the Company based on estimated proceeds of Offering of $________, which assumes the sale of $2,650,000 of Notes.

Management's Discussion and Analysis of Financial Condition
And Results of Operations

Backlog

The Company's homes are offered for sale in advance of their construction, except for a limited program under which the Company generally builds two or three speculative homes per community to market to buyers who need a home to be available immediately (such as buyers relocating from another area). To date, most of the Company's homes have been sold pursuant to standard sales contracts entered into prior to commencement of construction. Upon execution of the sales contact and receipt of an initial deposit, the home sale is included in backlog and construction costs thereafter incurred are included in homes, land and construction in progress in the Company's financial statements. The sales contract is cancelable upon forfeiture of deposit, or, in some cases, without forfeiture due to the customer's inability to sell an existing home or obtain a permanent financing commitment. The Company recognizes revenue and earnings on home sales at closing (upon completion of the home), when title to the home passes to the buyer.

The following table lists the number of new sales contracts (net of cancellations) and the number of home sales closed for the periods indicated and the number of homes in backlog and the aggregate sales value of backlog at the dates indicated.

	12 Month Period Ended December 31		9 Month Period Ended September 30	
	2001	2000	2002	2001
Sales contracts (net of cancellations	1,502	973	742	1,308
Home sales closed	1,197	905	823	717
Backlog at end of period	909	606	829	1,118
Aggregate sales value of backlog	$129,600,000	$92,465,000	$130,000,000	$159,023,000

The Company's backlog of homes (sales contracts) decreased to 829 at September 30, 2002, as compared to 909 at December 31, 2001 and 1,118 at September 30, 2001. New sales contracts for the nine month periods ended September 30, 2002 and 2001 were 742 and 1,308, respectively. This reflects decreased demand (decreased sales orders) in the Indianapolis market for new home construction, the fact that the Company was operating in fewer active communities during the first nine months of 2002 compared to the first nine months of 2001, and an increase in the Company's cancellation rate resulting from a larger portion of the Company's total sales being made to First Time Home Buyers who typically have more difficulty obtaining mortgage financing. (See **Glossary of Terms**.)

Results of Operations

The following table presents, for the periods indicated, the percentage of the Company's total sales revenue represented by each income statement line item presented.

	12 Month Period Ended December 31		9 Month Period Ended June 30	
	2001	2000	2002	2001
Home sales	100%	99.9%	100%	100%
Lot sales	-0-	.1	-0-	-0-
Total sales revenue	100%	100.0	100.0	100.0
Cost of sales	81.6%	84.5	83.0	82.9
Gross profit	18.4%	15.5	17.0	17.1

The following table presents, for the periods indicated, the percentage of the Company's total revenue represented by each income statement line item presented. Total revenue for each period is equal to total sales revenue plus other operating revenue.

	12 Month Period Ended December 31		9 Month Period Ended June 30	
	2001	2000	2002	2001
Selling Expenses	8.1%	6.9%	9.2%	8.6%
General and administrative expenses	5.8	6.6	5.7	6.6
Income from operations	4.8	2.5	2.6	2.4
Interest expense	.7	.9	.6	.8
Minority interests	.1	--	--	--
Net income	4.1	1.5	2.0	1.6

Total Sales Revenue

The Company's total sales revenue in 2001 was approximately $177.9 million, an increase of approximately $39.1 million, or 28%, from total sales revenue of approximately $138.8 million in 2000. The Company's total sales revenue for the nine months ended September 30, 2002 was approximately $124.6 million, an increase of approximately $16.5 million, or 15%, from total sales revenue of approximately $108.1 million for the nine months ended September 30, 2001.

Home Sales Closed

The Company's home sales closed in 2001 were approximately $177.9 million, an increase of approximately $39.1 million, or 28%, from home sales closed of approximately $138.8 million in 2000. The Company's home sales closed for the nine months ended September 30, 2002 were approximately $124.6 million, an increase of approximately $16.5 million, or 15%, from home sales closed of approximately $108.1 million for the nine months ended September 30, 2001. The Company delivered 1,197 homes in 2001 compared to 905 homes delivered in 2000. The Company delivered 823 homes for the nine months ended September 30, 2002, compared to 717 homes delivered for the nine months ended September 30, 2001. There is typically a six-month period between the time the Company enters into a sales contract for a new home and the time the Company delivers and closes on the sale of the home. Accordingly, the increased home sales closed (and number of homes delivered) in 2001 compared to 2000 and for the first nine months of 2002 compared to the first nine months of 2001 both reflect the unusually strong market in Indianapolis for new home sales throughout 2001 which was based in part on lower mortgage rates.

Gross Profit

Gross profit is equal to total sales revenue minus cost of sales. The variable component of cost of sales includes land acquisition costs, development costs and construction costs. The fixed component of cost of sales includes direct overhead, job oversight supervision, customer service, warranty costs and interest and property taxes on lots and construction in process, all of which are capitalized as cost of sales. See **Note 1 of Notes to Consolidated Financial Statements**.

Gross profit in 2001 was approximately $32.7 million, an increase of approximately $11.2 million from gross profit of approximately $21.5 million in 2000. Gross profit as a percentage of total sales revenue increased from 15.5% in 2000 to 18.4% in 2001 due to lower interest costs and generally fixed overhead construction costs being spread over a higher sales volume in 2001. In addition, in December of 2000 the Company packaged and sold 37 of its model homes to GMAC Model Home Finance. As required by sale/leaseback accounting, the Company recognized all of the revenue from the sale of these homes while deferring the majority of the profit recognition over the life of the lease term. The resultant effect of this sale/leaseback was to decrease the gross profit as a percentage of total sales for 2000 by 0.5%.

Gross profit for the nine months ended September 30, 2002 was approximately $21.2 million, an increase of $2.7 million from gross profit of approximately $18.5 million for the nine months ended September 30, 2001. The increase was due to increased homes sales closed in 2002. Gross profit as a percentage of total sales revenue decreased from 17.1% for the nine months ended September 30, 2001 to 17.0% for the nine months ended September 30, 2002. The decrease was primarily due to an increase in indirect construction costs in 2002.

Other Operating Revenue

Other operating revenue includes fees received for the performance of accounting, construction and property management services for apartment communities owned by a related party or owned by partnerships in which the Company serves as the general partner. Other operating revenue was approximately $648,000, and $766,000, in 2001 and 2000, respectively.

The decrease from 2000 to 2001 was primarily due to the completion of construction management services relating to the Company's Harrison Place apartment community. No new apartment communities have been constructed by the Company since the completion of Harrison Place. See "**Business--Apartment Development and Management.**"

Selling Expenses

Selling expenses include advertising, sales commissions, maintenance of model homes, payroll and amortization of sales and development costs. Certain expenses, such as sales commissions and realtor fees, were generally based on sales prices of closed homes and thus remain relatively constant as a percentage of total revenue. Other expenses, such as advertising costs and model home maintenance, may be significantly influenced in any given period by the number of grand openings or special promotions and the number of communities in which the Company is operating in that period.

Selling expenses were approximately $14.5 million in 2001, compared to selling expenses of approximately $9.6 million in 2000. Selling expenses as a percentage of total revenue was 8.1% for 2001 compared to 6.9% for 2000. Selling expenses for the nine months ended September 30, 2002 were approximately $11.4 million, compared to selling expenses of approximately $9.3 million for the nine months ended September 30, 2001. Selling expenses as a percentage of total revenue was 9.2% for the nine months ended September 30, 2002 compared to 8.6% for the nine months ended September 30, 2001. The increases in selling expenses are primarily due to expansion of the Company's Realtor Rewards program, which has resulted in a greater proportion of total sales being made with cooperating Realtors to whom the Company pays commissions, and an increasing number of buyers using HUD-approved down payment assistance programs such as the Nehemiah Program, Ameridream and the "Own" Program. **See "Business - Marketing a nd Sales.**"

General and Administrative Expenses

General and administrative expenses primarily include salaries, bonuses, office and other administrative costs. General and administrative expenses were approximately $10.3 million in 2001, an increase of approximately $1.1 million from general and administrative expenses of approximately $9.2 million in 2000. General and administrative expenses as a percentage of total revenue decreased to 5.8% in 2001 from 6.6% in 2000, primarily due to higher total revenue and generally fixed administrative expenses.

General and administrative expenses were approximately $7.0 million for the nine months ended September 30, 2002, a decrease of approximately $.1 million from the general and administrative expenses of approximately $7.1 million for the nine months ended September 30, 2001. General and administrative expenses as a percentage of total revenue was 5.7% for the nine months ended September 30, 2002 compared to 6.6% for the nine months ended September 30, 2001.

Seasonality and Variability in Quarterly Results

The Company has experienced, and expects to continue to experience, seasonality in home sales in each community. Generally, in each community the receipt of sales contracts is highest during the first six (6) months of the year. Related closings for home sales in each community peak in the last six (6) months of the calendar year, as homes contracted for purchase earlier in the year are delivered. Management believes that this seasonality reflects both the tendency of buyers to shop for new homes in the spring with the goal of closing in the fall or winter, as well as the scheduling of construction to accommodate winter weather conditions.

Ratio of Earnings to Fixed Charges

The ratio of earnings to fixed charges has been calculated by dividing the Company's fixed charges (interest expense, capitalized interest, amortization of debt issuance costs and the portion of rental expense which is deemed to be representative of the interest factor) into the total of net income, plus minority interest in income of subsidiaries with fixed charges, plus fixed charges (for purposes of adjusting net income, amortization of previously capitalized interest is used in place of interest capitalized during the period). The pro forma ratio of earnings to fixed charges is based on historical data, as adjusted to give effect to the application of the minimum and maximum net proceeds, as described in "**Use of Proceeds**," to replace existing interest bearing debt (and the associated increase in interest costs, assuming an interest rate of 10.0% on Notes, after giving effect to capitalized interest) and the additional amortization of the associated debt issuance costs.

	Year Ended December 31		9 Month Period Ended September 30	
	2001	2000	2002	2001
Ratio of earnings to fixed charges	2.13	1.21	1.80	1.28
Pro forma ratio of earnings to fixed charges				
Minimum	2.12	1.21	1.79	1.28
Maximum	2.10	1.21	1.77	1.27

Liquidity and Capital Resources

To fund its ongoing operations, the Company's primary sources of cash flow have been operations, bank borrowings, limited partnership syndications, the issuance of first mortgage bonds, and the issuance of subordinated notes.

The Company obtains its land acquisition and development funding on a project-by-project basis. Land acquisition and development loans are secured by the related project's real property. The annual interest rate on each of these loans is prime. These loans are scheduled to mature at various times through October 2003. The loan agreements contain customary representations and covenants, including loan to value limitations and limitations on the maximum principal amount that can be outstanding at any time.

The Company's current construction loans are revolving credit arrangements provided by established commercial lenders in the Indianapolis area. These loans are secured by the homes under construction. The Company draws down available funds from these credit facilities from time to time throughout the construction process, generally up to 80% of the value of the new home. The credit facilities are repaid in the normal course of business as each home closes with the amount of the repayment equal to one hundred percent (100%) of the construction loan attributable to that home. Annual interest rates on these credit facilities range from LIBOR plus 260 basis points to prime, and these loans are scheduled to mature in increments from time to time between June and October, 2003. The loan agreements contain customary representations and covenants, including limitations on the maximum principal amount that can be outstanding at any time and limits on the number of speculative and model homes at any one time.

Due to it's increasing involvement with third party developers, from which the Company is obligated to purchase developed lots per community specific option agreements, the Company has entered into a facility with an established Indianapolis commercial lender to finance up to $3.5 million of lot inventory. As of September 30, 2002, the outstanding balance on this facility was $2.1 million.

At September 30, 2002, the Company's total third-party indebtedness amounted to approximately $57.6 million, of which $35.6 million was comprised of construction loans, $13.0 million was comprised of land acquisition and development loans, $7.2 million was subordinated debt, and $1.8 million was indebtedness incurred to finance the purchase in 2002 of the Company's building materials warehouse facility. (See "**Description of Property - Facilities**".)

The Company's land acquisition expenditures in 2001 and 2000 were $.4 million and $3.4 million, respectively. Land acquisition expenditures for the nine months ended September 30, 2002 and 2001 were $3.3 million and $.1 million, respectively.

The Company has no planned extraordinary capital expenditures or future material funding requirements outside the normal course of business. Consistent with the historical results of the Company, current obligations will be funded through ongoing operations, including proceeds of future home closings, borrowings under its available credit facilities, and the net proceeds of the Offering. The Company believes these funding sources will provide adequate cash to satisfy the necessary capital requirements and backlog of homes to be sold for the foreseeable future.

Inflation

The Company, as well as the home-building industry in general, may be adversely affected by periods of high inflation, primarily because of higher land acquisition, land development, construction and interest costs. In addition, higher mortgage interest rates may have an adverse impact on the affordability of permanent mortgage financing to prospective purchasers. The Company attempts to pass through to its buyers any increases in its costs through increased sales prices and, to date, inflation has not had a material adverse effect on the Company's results of operations. However, there is no assurance that inflation will not have a material adverse impact on the Company's future results of operations.

Business

The Company is a builder of single family homes in the Indianapolis, Indiana metropolitan area, which includes Marion and surrounding counties. The Company believes that it is able to deliver consistent quality at affordable prices because of its depth of management experience, vertically integrated operations and responsiveness to customer desires. The key elements of the Company's strategy are:

Customer-Driven Marketing. Management believes that the Company has been able to achieve a high level of customer satisfaction and loyalty by consistently delivering quality construction and popular designs and amenities geared to the preferences of its targeted homebuyers. The Company's current product offering provides distinct floor plans, designs, specification levels, and degrees of customization geared to specific target buyer profiles. Management continually monitors customer preferences based on reports from sales personnel, and the Company updates the home designs and features offered in response to preferences expressed by its customers. The Company trains its sales personnel to direct customers to the appropriate home series based upon pre-qualification information obtained during the initial customer interview in the sales office.

Customization of Home Designs. The Company is prepared to customize its designs to meet the individual preferences and tastes of homebuyers. Upon request, the Company will make a variety of modifications that are important to the homebuyer. Such modifications might include changes to dimensions, floor plans, exterior and interior finish materials, fixtures and appliances. The Company is able to offer this level of customization while maintaining the efficiencies of a volume builder, which management believes provides the Company with a competitive advantage in its target market.

Integrated Operations. The Company's vertically integrated operations generate operating efficiencies and enhance profitability. For communities it develops, the Company relies on the substantial land acquisition and development experience of its management team to acquire unimproved land in Indiana locations where management perceives buyer demand. As its own general contractor, the Company selects subcontractors with which it has substantial experience and which comply with the Company's strict quality standards. The Company's Indianapolis building materials warehouse helps it control the availability and cost of lumber and other materials. The Company trains its sales staff to communicate the distinct features of each of the Company's home series to potential customers, and the Company's mortgage subsidiary provides added convenience and value to homebuyers by offering "one-stop" financing of home purchases.

Strict Cost Controls. The Company strictly controls the cost of developing its communities by: (i) utilizing land development companies to develop a significant percentage of its lots; (ii) pricing its homes at competitive levels in order to sell out its communities quickly; (iii) adhering to strict construction schedules; (iv) buying many of its principal building materials on a wholesale basis through its Indianapolis warehouse operation and then manufacturing (rather than purchasing) roof trusses, wall panels, and door assemblies; and (v) obtaining favorable pricing on construction materials from its suppliers and labor from its subcontractors as a result of long-standing relationships and its position as a leading homebuilder in the Indianapolis area.

The Company intends to focus its future operations on: (i) continuing to open new communities in the Indianapolis area; (ii) improving operating efficiencies to reduce costs and enhance earnings; and (iii) achieving higher margins by improving marketing and advertising and increasing training of its sales consultants to sell its homes at higher relative prices. The Company is not currently considering any expansions through merger or acquisition or expansion into different marketplaces; rather, the Company intends to continue its incremental growth within its current marketplace. The Company also intends to reduce its focus on developing additional apartment communities in order to emphasize its core building business.

Land Acquisition and Development

The Company both develops land for its own use and purchases finished lots from other developers. The Company selects land for development or lots to acquire based upon a variety of factors, including (i) demographic and marketing studies; (ii) proximity to concentrated job markets, quality school districts, retail centers and local traffic corridors; (iii) infrastructure requirements for grading, drainage, utilities, sanitary and storm sewers and streets; (iv) competition for the proposed community; (v) ability to obtain zoning, platting and other government approvals; and (vi) projected profitability of the project.

The Company seeks to minimize the risks associated with developing land by, whenever possible, controlling desirable land through the use of options and other non-recourse contractual arrangements that allow the Company to delay payment until it has received the necessary government approvals and is prepared to begin site development.

After control of a parcel of raw land has been obtained, the Company's development staff oversees the preparation of preliminary and final plans for the community, providing for infrastructure, wetland preservation, recreational facilities and open space. Once preliminary plans have been prepared, the Company must obtain numerous government approvals, licenses, permits and agreements before it can begin development and construction. For a description of the government approval and permit process, see "**Government Regulation and Environmental Matters.**"

Within each development, the Company seeks to create a sense of community through the formation of a homeowners association to oversee the management and maintenance of the community's common areas; through the use of cul-de-sacs, lakes and recreation and playground areas; and by developing creatively landscaped common areas. The Company also incorporates a variety of complementary front elevations and architectural designs in its communities. The Company seeks to create continuity within each community by coordinating the exterior colors and trim of neighboring homes. The homes offered in a particular community depend upon many factors including the housing alternatives generally available in the area, the needs of the target buyers in the community and the Company's cost per lot in the community.

In many communities, the Company acquires its finished lots from other independent land developers. The Company will generally enter into an agreement with the developer pursuant to which the Company agrees to purchase a specified number of lots per month or per quarter. The Company is generally required to provide an initial cash deposit or letter of credit that generally constitutes the developer's sole remedy in the event of a default by the Company.

In this way the Company is able to secure access to attractive communities without taking on all the risks of developing the communities internally.

Home Design

In most of its communities, the Company offers homebuyers a choice of homes from one or more of four distinct collections under either the "Davis Homes" or "Best Homes" name, each of which offers a variety of floor plans and features targeted to a specific buyer profile.

• Davis Hom es Heritage Collection of ranch and two-story homes designed primarily for family move-up buyers

• Davis Hom es Lifescapes and Garden Collections of ranch and two-story homes designed primarily for active adult and Empty-Nester buyers

• Davis Hom es Carefree Collection of low-maintenance paired patio homes

• Best Homes First -Time Buyer Collection of a variety of homes focusing on affordability and large space for the dollar

The Company continuously reviews customer preferences and reports from its sales personnel to ensure that its home designs and features address the preferences of its targeted customers. The Company closely monitors the designs and features chosen by buyers of its homes as well as those offered by competitors in its markets and by homebuilders in other markets. The Company's architectural team and in-house draftsmen use this information in a continuing effort to make the Company's home designs more attractive to homebuyers.

Management believes that the Company has been able to achieve a high level of customer satisfaction and loyalty by customizing its homes to meet customer preferences. The Company emphasizes its willingness to customize in its marketing and sales efforts. The Company's architectural staff uses a computer-assisted design system to determine quickly the cost and feasibility of customization. If the customization is economically feasible and the customer is willing to pay for the additional cost, the design is customized to suit the customer's request. In this way, the Company is able to satisfy its customers while maintaining the efficiencies of a high-volume builder.

Construction

The Company acts as the general contractor for the development and construction of its communities. The Company employs full-time construction superintendents, each of whom supervises construction within two to three communities at a time, depending on the size of the communities. Each superintendent is responsible for coordinating the activities of the subcontractors, suppliers and building inspectors and for ensuring that the homes conform to the Company's quality control standards.

Subcontractors typically are retained on a community-by-community basis to complete construction at a fixed price per house plan for a term of one year. Agreements with the Company's subcontractors are generally entered into after competitive bidding on an individual basis. The Company has long-standing relationships with many of its subcontractors. The Company sometimes negotiates price and volume discounts with manufacturers and suppliers on behalf of subcontractors to take advantage of its production volume. In Indianapolis, the Company also controls its costs and quality of construction and minimizes construction delays by buying many of its building materials on a wholesale basis through its building materials warehouse operation and then manufacturing (rather than purchasing) roof trusses, wall panels, and door assemblies, and inventorying framing lumber, windows, sub-flooring, interior and exterior trim, roofing and sheathing for use in its homes.

Although the Company currently purchases materials and supplies from a limited number of suppliers on a regular basis, those materials are generally available from a number of suppliers, and therefore the Company is not dependent upon a single supplier for any of its materials. Similarly, the Company is dependent upon services performed by its subcontractors, particularly its mechanical (plumbing, heating and electrical) and drywall subcontractors; however, the Company does not rely on any single subcontractor whose services, if withdrawn, could not be replaced.

The Company generally develops and builds its communities in phases in order to create efficiencies in land development and construction and improve customer satisfaction by reducing the number of vacant lots and other homes under construction in the immediate vicinity of a completed home. The Company typically completes the construction of a home within four months from commencement of construction.

Marketing and Sales

The Company places a strong emphasis on effectively marketing its homes to its target buyers. The Company's commitment to effective and innovative marketing is evidenced by awards the Company received from the Builder's Association of Greater Indianapolis for 2002 Marketing and Merchandising Excellence.

The Company attracts initial interest in its communities through an advertising program using media such as newspapers, direct mail, billboards and, to a lesser extent, radio and television. The Company also has a buyer referral program in which buyers of the Company's homes receive referral fees for introducing new buyers to the Company. The Company believes that it has a reputation for developing high quality homes, which helps generate interest in its communities.

Management believes that the effective use of model homes demonstrates the advantages of the Company's home designs and features to prospective homebuyers. The Company first creates a buyer profile for each community. The Company then selects one or more model homes representative of the product line for that community and designed to appeal to the preferences of target buyers. Based on the buyer profile, the Company then completes the model home with furniture, fixtures and amenities that generally appeal to the target buyers.

Substantially all of the Company's homes are sold by full-time commissioned sales personnel who work from the on-site sales offices (open seven days a week) for each community. The Company conducts continuous training for its sales personnel so that they are prepared to direct each customer to the appropriate model home and explain the features and benefits of each model. Company sales personnel assist prospective buyers by providing them with information on the available home type, pricing, options and upgrades, mortgage financing (including qualifying criteria), construction and warranties. The Company periodically surveys buyers at closing as part of its effort to continuously monitor and adapt to customer preferences. Management believes that maintaining such relations also contributes to its reputation for customer satisfaction and loyalty. Independent brokers participate in approximately 60% of the Company's home sales. Through its new Realtor Rewards program, the Company welcomes such independent broker participation because it believes that such participation introduces the Company to customers who might not otherwise consider purchasing a new home. Through this program, the Company conducts a variety of promotions and sales incentive programs to attract independent brokers to the Company's communities, such as the payment of bonuses to brokers for repeat sales and the payment of sales commissions prior to the date of closing on the property.

The Company also offers a Guaranteed Sale Program to certain buyers having existing homes in the Indianapolis area that they intend to sell before purchasing a new home from the Company. Under the Guaranteed Sale Program, the Company assists buyers in selling their existing home and, if the existing home is unsold at the time of delivery of the new home, the Company will purchase the existing home at a pre-determined price. Management believes that this program is an effective marketing tool for the Company because many prospective buyers are hesitant to commit to purchase a new home until they are certain that they will be able to sell their existing home. Before the Company accepts a home into the program, an independent real estate broker examines the property to assess its marketability. The Company has entered into arrangements with various real estate brokers in the Indianapolis area to market the homes that the Company has agreed to purchase under this program.

Generally, construction of a home is begun only after a sales contract has been executed and the customer has received preliminary mortgage approval. The sales contract generally requires a cash deposit in the range of $500 to $1,000 which is refundable only if the contingencies in the sales contract (such as mortgage financing or the sale of an existing home) are not met. Once the contingencies in the sales contract are satisfied, the Company typically requires an additional, nonrefundable cash deposit (which ranges from $3,000 to $6,500, depending on the circumstances) as a condition to starting construction of the home.

Customer Relations and Quality Control

The Company recognizes that for many customers, the purchase of a home represents the single largest investment they will ever make. The Company strives to ensure the soundness of this investment through the delivery of quality homes located in attractive communities. Accordingly, through every phase of the Company's operations from the beginning of the sales process through construction, closing and post-closing service, the Company strives to educate and involve the customer in the home-building process.

Each community under development has one or two sales representatives who assist the customer from the initial interview through the closing. Initially, the sales representative helps the customer select a floor plan from the appropriate home series that meets the customer's desires. Thereafter, the sales representative is available throughout the entire building process to answer questions and direct concerns to the appropriate persons. The Company inspects the home with the customer at least twice prior to the closing. In addition, the Company asks its customer to complete customer satisfaction surveys at the time of the closing. The Company uses the results of these surveys to monitor the preferences of its customers and modify its home designs as necessary to meet these preferences.

The Company issues a warranty with each home covering workmanship and materials and provides to the homeowner warranty insurance from Home Buyers Warranty Corporation. The warranty provides coverage for ten years for structural matters, four years for the roof of the home and two years for other specified items. The Company has been designated a "Diamond Builder" by Home Buyers Warranty Corporation. To qualify for this status, a homebuilder must have a proven track record of quality construction, customer satisfaction and proper warranty performance and an excellent reputation in the community. Of the 15,000 U.S. homebuilders whose warranties are insured by Home Buyers Warranty Corporation, only 35 currently are designated as "Diamond Builders." The Company's warranty expense represented less than 0.5% of home sales revenue in both 2000 and 2001.

Management Information Systems

The Company developed and installed a computerized database management information system that was designed by management to meet the Company's reporting needs. The system provides management with immediate information regarding the status of preconstruction, construction and closing activities relating to the Company's model and speculative homes, as well as homes sold by the Company under contract. The system also summarizes information regarding the sales price of the home, the responsible sales representative, the mortgage lender, the mortgage amount and whether an independent broker was involved in the sale. Detailed cost accounting data are generated for each home concerning actual and budgeted costs. The system enhances the Company's ability to monitor all aspects of the contracting, preconstruction, construction and closing stages of homes in the Company's backlog.

Mortgage Origination

The Company operates a wholly owned mortgage brokerage subsidiary, Davis Financial Services, LLC, d/b/a Davis Mortgage Services, to further assist the Company's customers in securing mortgage commitments. (For additional information regarding the ownership and management of Davis Financial Services, LLC, see "**Security Ownership of Management and Certain Security Owners**.") Davis Financial Services is approved by the Federal Department of Housing and Urban Development and is qualified to process FHA, VA and conventional loans and sell the servicing rights. The Company originates and brokers residential mortgages, primarily for homes sold to the Company's customers. Davis Financial Services generates income from origination fees and servicing release fees. The loans are sold by Davis Financial Services without recourse, and Davis Financial Services does not warehouse, package or service the loans. The Company will not commit to make a loan without a guaranteed firm commitment in place, with a set interest rate and price from the lender who will purchase the loan. As a result, Davis Financial Services does not incur any credit risk or market risk associated with loans that it originates.

A substantial percentage of the homes sold by the Company meet the dollar limits published in FHA and VA guidelines. FHA and VA financing generally enables buyers to purchase homes with lower down payments than the down payments required by conventional mortgage lenders, allowing a buyer to borrow up to 95% of the appraised value of the home for

FHA financing and up to 100% for VA financing. As of September 30, 2002, the FHA financing limit for a one unit residence was $165,300 in Marion and the contiguous counties, Indiana.

Apartment Development and Management

The Company develops and manages apartment communities that are either conventionally financed or qualify for HUD financing or federal low-income housing tax credits under Section 42 of the Internal Revenue Code. The Company manages eight apartment communities totaling 1,307 units, which were all developed by the Company or a related party of the Company. The Company does not intend to manage apartment communities other than those it currently manages and those it develops. Although the Company may develop additional apartment communities in the future as opportunities arise, the Company intends to reduce its focus on developing additional apartment communities in order to emphasize its core homebuilding business.

Competition and Market Factors

The home-building industry is highly competitive and fragmented. The Company competes for home sales with national, regional and local developers and homebuilders, individual resales of existing homes and condominiums and available rental housing. The Company also competes for the acquisition of developed and undeveloped land on which to build homes or from which to sell lots. The Company's primary competitors are Ryland Homes, Crossman Communities, Arbor Homes and CP Morgan Homes, two of which are privately owned and two of which are publicly owned entities. Some of the Company's competitors have greater financial and other resources than the Company. The Company is one of the leading builders in the Indianapolis area, and management believes the Company competes favorably as a result of price, quality construction and features, land development expertise, knowledge of the local real estate market and governmental permitting and approval process, and a favorable reputation in the Indianapolis area. The Company regularly surveys the prices and features offered by its competitors to ensure that its prices on a per-square-foot and per-standard-feature basis are at an appropriate level. The Company believes that its prices are competitive to those offered by its primary competitors.

Government Regulation and Environmental Matters

In order to develop land in the Indianapolis area, the Company must obtain numerous government approvals, licenses, permits and agreements before it can begin development and construction. Through options and other limited recourse contractual arrangements, the Company typically controls land during the government approval process and only purchases the land after the planning and zoning process is complete. Obtaining the many necessary government approvals and permits for residential developments in the Indianapolis area is an extended process that generally takes approximately six to nine months and can involve a number of different governmental jurisdictions and agencies and considerable expense. The Company generally does not have any rights to develop a community until after it has received all required government approvals and permits. As with many other states throughout the country, Indiana has recently adopted legislation that allows municipalities to impose impact fees as a means of defraying the costs of providing certain governmental services and improvements to developing areas.

Additionally, the Company, through its mortgage broker subsidiary, Davis Financial Services, LLC, is subject to the rules and regulations of the federal Department of Housing and Urban Development's insured mortgage program. Davis Financial Services is also subject to the Indiana Department of Financial Institution's rules relating to mortgage brokers as it is a licensed mortgage broker. Although Davis Financial Services originates mortgage loans, neither it nor the Company is required to be licensed as a financial institution, thus neither is subject to federal or state financial services laws. In addition, another subsidiary of the Company, Davis Realty, Inc., is subject to the Indiana real estate brokerage laws. Davis Realty maintains its real estate brokers license primarily for the purpose of being able to list the Company's homes on the Indianapolis Metropolitan Board of Realtors' multiple listing service.

The Company is also subject to a variety of federal, state and local statutes, ordinances, rules and regulations concerning protection of health, worker safety and the environment. These laws may result in delays, cause the Company to incur substantial compliance costs and prohibit or severely restrict development in certain environmentally sensitive regions or areas. Prior to purchasing a parcel of land, the Company generally evaluates such land for the presence of hazardous or toxic materials, wastes or substances. To date, the Company has not experienced any material delays as a result of these laws, and the Company's operations have not been materially affected by the presence or potential presence of such materials.

Employees

As of September 30, 2002, the Company had 274 full-time employees. None of the Company's employees are covered by collective bargaining agreements, and management believes that few of the subcontractors that the Company engages are represented by labor unions or are subject to collective bargaining arrangements. Management believes that the Company's relations with its employees and subcontractors are good.

Legal Proceedings

The Company is involved in various routine legal proceedings incidental to the conduct of its business. Management believes that none of these legal proceedings will have a material adverse impact on the financial condition or results of operations of the Company.

Description of Property

Facilities

The Company leases approximately 23,000 square feet of office space for its headquarters in Indianapolis, Indiana, pursuant to two separate leases with a related party, for an aggregate annual rent of approximately $445,000. See "**Security Ownership of Management and Certain Security Owners**" and "**Certain Transactions.**" Both leases expire on December 31, 2007, and the Company holds renewal options on each lease. Management believes that these facilities are sufficient for the conduct of the Company's business for the foreseeable future. It is the Company's policy that any transaction between the Company and an officer, director or affiliate be on terms no less favorable to the Company than could be obtained from an unaffiliated third party.

During 2002, the Company purchased approximately 75,000 square feet of industrial warehouse space in Indianapolis that it had previously leased for its building materials inventory and roof truss, wall panel and door assembly manufacturing plant.

Management

Executive Officers and Managers

The managing member of the Company is Davis Holding Corporation ("DHC"), an Indiana corporation wholly owned by the Davis Family. The business and affairs of the Company are ultimately directed by DHC, as managing member, pursuant to applicable state law. The Company also has a Board of Managers consisting of Charles R. Davis, C. Richard Davis, Bradley C. Davis and Michael B. Davis. Where appropriate, the titles in the table below relate to DHC.

Name	Age	Position
Charles R. Davis	70	Chairman
C. Richard Davis	44	Executive Vice President
Bradley C. Davis	42	Executive Vice President
Michael B. Davis	40	Executive Vice President
Douglas R. Stein	44	President of Davis Financial Services, LLC

Charles R. Davis has been Chairman, Chief Executive-Officer and a Director of Davis Holding Corporation since its inception in 1985. Mr. Davis attended Indiana University. Mr. Davis has been involved in the residential homebuilding business in Indianapolis for over 50 years. In 1951, Mr. Davis and his father, Oris E. Davis, co-founded the O.E. Davis Lumber Company, Inc. in Indianapolis. From the early 1950's until the company's sale in 1969, O.E. Davis Lumber Company built thousands of single family homes throughout Indiana. In 1969, Charles R. Davis sold the company, but Mr. Davis remained as Group Vice President and Chief Operating Officer of the home-building division of the purchaser until 1972. In 1974, Mr. Davis formed American Housing Corporation to engage in the construction and sale of single family homes in central Indiana; in 1978, American Housing acquired the business Mr. Davis had sold in 1969. In 1984, Mr. Davis sold American Housing. For additional information regarding Mr. Davis' ownership interest in the Company and each of its affiliated entities, see "**Security Ownership of Management and Certain Security Owners**."

C. Richard Davis has been Executive Vice President and a Director of Davis Holding Corporation since 1990. Mr. Davis graduated from Indiana University in 1981 with a business degree and from the University of Michigan School of Law in 1984. From 1984 to 1990, Mr. Davis was an attorney with the law firm of Sullivan and Cromwell in New York, New York, practicing in the areas of securities regulation and real estate finance. Mr. Davis is currently admitted to practice law in the States of Indiana and New York and serves as Chairman of the Board of Directors of the Better Business Bureau of Central Indiana and as Board member and Past-President of the Builders Association of Greater Indianapolis. Mr. Davis also serves as Vice Chairman of the Board of Directors of the AAA Hoosier Motor Club, H.M.C. Insurance

Agency and Hoosier Motor Mutual Insurance Company. For additional information regarding Mr. Davis' ownership interest in the Company and each of its affiliated entities, see "**Security Ownership of Management and Certain Security Owners.**"

Bradley C. Davis has been Executive Vice President and a Director of Davis Holding Corporation since 1994. Mr. Davis graduated from Indiana University in 1982 with a business degree and from Duke University in 1984 with a Masters in Business Administration. From the Company's inception in 1985 until 1991, Mr. Davis was President of Davis Homes of Indiana. In 1991, Mr. Davis became President of Davis International, Inc., an entity owned by the Davis Family, and moved to Warsaw, Poland to oversee a residential project in which that entity had a joint venture interest. In 1993, Mr. Davis resigned from day-to-day management of the Company to build custom homes in Indianapolis under the name Brad Davis Custom Homes, Inc. From 1984 to 1985, Mr. Davis was a municipal bond trader with Merrill Lynch Capital Markets in New York, New York and Atlanta, Georgia. For additional information regarding Mr. Davis' ownership interest in the Company and each of its affiliated entities, see "**Security Ownership of Management and Certain Security Owners.**"

Michael B. Davis has been Executive Vice President and a Director of Davis Holding Corporation since 1991. Mr. Davis graduated from Indiana University in 1984 with a bachelor's degree and from Indiana University School of Law in 1987. From 1990 to 1991, Mr. Davis was an attorney with the law firm of Johnson, Smith, Densborn, Wright & Heath in Indianapolis, Indiana, practicing in the areas of real estate finance and corporate and partnership law. From 1988 to 1990, Mr. Davis was an attorney with the law firm of Kirkland & Ellis in Chicago, Illinois, practicing in the area of real estate finance. Mr. Davis is admitted to practice law in the State of Indiana and serves on the Board of Directors of Concord Community Development Corporation, an Indianapolis based not-for-profit corporation dedicated to providing affordable housing in downtown Indianapolis. For additional information regarding Mr. Davis' ownership interest in the Company and each of its affiliated entities, see "**Security Ownership of Management and Certain Security Owners.**"

Douglas R. Stein has been the President of Davis Financial Services, LLC, a wholly-owned subsidiary of the Company, for each of the past five years. Mr. Stein graduated from Ball State University with a degree in business in 1981.

Charles R. Davis is the father of C. Richard Davis, Bradley C. Davis and Michael B. Davis.

Remuneration of Officers and Directors

The following table sets forth information with respect to the aggregate annual remuneration paid by the Company for services rendered during 2001 to the three most highly compensated executive officers of the Company. The Company is not a party to an employment agreement with any of the executive officers of the Company.

Summary Compensation Table

Name of Individual and Principal Capacities in Which Served	Year	Annual Remuneration
C. Richard Davis, Executive Vice President	2001	$210,000
Bradley C. Davis Executive Vice President	2001	$210,000
Michael B. Davis, Executive Vice President	2001	$210,000

Security Ownership of Management and Certain Securityholders

As a limited liability company, the Company is owned by its members. The following table sets forth the members of the Company and their respective ownership interests:

Title of Class	Name and Address of Owner	Percent of Class
Membership Interests	Davis Holding Corporation 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	1%
	Davis Investments, L.P. 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	99%

The ownership of Davis Holding Corporation, which is also the managing member of the Company, is set forth in the following table:

Title of Class	Name and Address of Owner	Number of Shares	Percent of Class
Common Stock	Charles R. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	100	25%
	C. Richard Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	100	25%
	Bradley C. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	100	25%

Michael B. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	100	25%

Davis Investments, L.P., is a limited partnership which is beneficially owned as follows:

Title of Class	Name and Address of Owner	Percent of Class
General Partnership Interest	Davis Holding Corporation 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	1%
Limited Partnership Interest	C. Richard Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	32.9%
	Bradley C. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	32.9%
	Michael B. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	32.9%
	Charles R. Davis 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240	.30%

There are no outstanding options, warrants or rights to purchase membership interests in the Company. Additionally, the Company has not authorized any non-voting membership interests.

The Company has the following wholly-owned subsidiaries: Davis Financial Services, LLC, Home Guaranty Company, LLC, Centennial Management, LLC, Davis Land Development, LLC, Davis Wholesale, LLC, First Fidelity & Guaranty Co., Inc., and Davis Realty, Inc.

The Davis Family (see "**Glossary of Terms**") is also the beneficial owner of several related entities created for purposes of owning and managing specific apartment communities, which entities are affiliated with the Company, but are not consolidated with the Company for financial reporting or other purposes. The following table sets forth the names and owners of each of these entities, including the percentage of each entity beneficially held by the Davis Family:

Name/Owners	General Partnership Interest	Limited Partnership Interest	Total Interest Beneficially Held by the Davis Family
Autumn Chase Apartments, L.P.			100%
Autumn Chase, Inc. [1]	1%		
Charles R. Davis		10%	
Davis Homes, LLC		1%	
Davis Family Properties, LLC[1]		88%	
Hanna Village Apartments, L.P.			1.9%
Davis Homes, LLC	1.9%		
outside investors		98.1%	
Fort Harrison Housing, L.P.			100%
Fort Harrison Housing, Inc.[1]	1%		
Charles R. Davis		10%	
Davis Homes, LLC		1%	
Davis Family Properties, LLC[1]		88%	
Cedar Ridge Associates, L.P.			1.9%
Cedar Ridge Associates, LLC[2]	1.9%		
outside investors		98.1%	
Walnut Manor Apartments, L.P.			1%
Walnut Manor, Inc.[1]	1%		
outside investors		99%	
Creekside Square Apartments, L.P.			1%
Davis Homes, LLC	1%		
outside investor		99%	
Crooked Creek Associates, L.P.			48.3%
Crooked Creek Associates, LLC[3]	2%		
Charles R. Davis		37.6%	
C. Richard Davis		2.9%	
Bradley C. Davis		2.9%	
Michael B. Davis		2.9%	
outside investors		51.7%	
Creekside Square Apartments II, L.P.			100%
Creekside Square Apartments II, LLC[4]	99%		
Davis Homes, LLC		1%	

[1] Autumn Chase, Inc., Davis Family Properties, LLC, Fort Harrison Housing, Inc., and Walnut Manor, Inc., are each owned by C. Richard Davis, Bradley C. Davis and Michael B. Davis, who each have a 33.3% interest in each entity.

[2] Cedar Ridge Associates, LLC, is owned by Charles R. Davis (99.01%), C. Richard Davis (.33%), Bradley C. Davis (.33%) and Michael B. Davis (.33%).

[3] Crooked Creek Associates, LLC, is owned by Charles R. Davis (99.01%), C. Richard Davis (.33%), Bradley C. Davis (.33%) and Michael B. Davis (.33%).

[4] Creekside Square Apartments II, LLC, is owned by Charles R. Davis (1%), C. Richard Davis (33%), Bradley C. Davis (33%) and Michael B. Davis (33%).

Finally, the Davis Family is the beneficial owner of a limited partnership which is the owner of an office building located at 3755 East 82nd Street in Indianapolis from which the Company leases office space. The following table sets forth the names and owners of this limited partnership, including the percentage of the limited partnership beneficially held by the Davis Family:

Name/Owners	General Partnership Interest	Limited Partnership Interest	Total Interest Beneficially Held by the Davis Family
White River Associates, L.P.			100%
White River Associates, Inc.*	1%		
C. Richard Davis		33%	
Bradley C. Davis		33%	
Michael B. Davis		33%	

*White River Associates, Inc., is a corporation owned solely by Charles R. Davis.

Certain Transactions

Operating Advances

As of September 30, 2002, certain of the Company's limited partnerships owe the Company in the aggregate $1,688,000 in operating advances. These limited partnerships, and the amount owed by each, are as follows:

Limited Partnership	Interest Beneficially Held by the Davis Family	Operating Advances as of September 30, 2002
Autumn Chase Apartments, L.P.	100%	$476,600
Hanna Village Apartments, L.P.	1.9%	$(14,400)
Cedar Ridge Associates, L.P.	1.9%	$27,500
Walnut Manor Apartments, L.P.	1%	$213,500
Creekside Square Apartments, L.P.	1%	$(12,200)
Crooked Creek Associates, L.P.	48.3%	$20,500
Fort Harrison Housing, L.P.	100%	$976,500

(For additional information regarding the ownership and management of each limited partnership, see "**Security Ownership of Management and Certain Security Owners**.") These operating advances, which are non-interest bearing, result from the Company's payment of certain construction or operating expenses for the apartment projects and are to be repaid from the operating cash flows of the respective limited partnerships.

Management Fees

The Company also received fees of approximately $377,100 and $390,000 in 2001 and 2000, respectively ($320,700 for the nine months ended September 30, 2002), in connection with the management of apartment communities owned by the Company's affiliated limited partnerships. The following table sets forth the amount of fees received by the Company from each apartment community for management services during each year:

Limited Partnership	Interest Beneficially Held by the Davis Family	Fees Received During 2000	Fees Received During 2001
Crooked Creek Associates, L.P.	43.8%	$87,200	$94,000
Cedar Ridge Associates, L.P.	1.9%	$62,200	$65,200
Hanna Village Apartments, L.P.	1.9%	$34,100	$32,600
Creekside Square Apartments, L.P.	1%	$130,500	$78,700
Creekside Square Apartments, II, L.P.	100%	$25,500	$25,400
Walnut Manor Apartments, L.P.	1%	$35,900	$33,000
Autumn Chase Apartments, L.P.	100%	$14,600	$43,800
Fort Harrison Housing, L.P.	100%	-----	$37,800

(For additional information regarding the ownership and management of each limited partnership, see "**Security Ownership of Management and Certain Security Owners**.")

Construction Services

In addition, the Company received an aggregate of $104,900 and $217 ,000 in 2001 and 2000, respectively ($177,100 for the nine months ended September 30, 2002), relating to the performance of construction services for the Autumn Chase and Fort Harrison Housing limited partnerships. The following table sets forth the amount of fees received by the Company from each apartment community for construction and management services during each year:

Limited Partnership	Interest Beneficially Held by the Davis Family	Fees Received During 2000	Fees Received During 2001
Autumn Chase Apartments, L.P.	100%	$62,000	
Fort Harrison Housing, L.P.	100%	$155,000	$104,900

(For additional information regarding the ownership and management of each limited partnership, see "**Security Ownership of Management and Certain Security Owners.**")

Affiliated Investments

As of September 30, 2002, the Company reported an aggregate of $183,500 in investments in certain affiliated entities. These amounts are reported in the Company's consolidated financial statements as prepaid expenses and other assets. The entities, and the amounts paid by the Company as an equity investment in each as of September 30, 2002, are as follows:

Entity	Interest Beneficially Held by the Davis Family	Amount of Equity Investment
Hanna Village Apartments, L.P.	1.9%	$46,800
Creekside Square Apartments, L.P.	1%	$29,000
Walnut Manor Apartments, L.P.	1%	$39,500
Autumn Chase Apartments, L.P.	100%	$58,700
Fort Harrison Housing, L.P.	100%	$9,500

(For additional information regarding the ownership and management of each limited partnership, see "**Security Ownership of Management and Certain Security Owners.**")

Office Lease

The Company leases office space from White River Associates, L.P. in an office building located at 3755 East 82nd Street in Indianapolis. C. Richard Davis, Michael B. Davis and Bradley C. Davis are the limited partners of White River Associates, L.P. and collectively hold 99% limited partnership interests in three equal shares. The general partner, with a 1% partnership interest, is White River Associates, Inc., a corporation wholly owned by Charles R. Davis. (For additional information regarding the ownership and management of White River Associates, L.P. and White River Associates, Inc., see "**Security Ownership of Management and Certain Security Owners.**") Pursuant to two lease agreements due to expire on December 31, 2007, with two options to extend for a total of five years each, the Company rents approximately 23,000 square feet at an aggregate annual rent of approximately $445,000. Lease payments in 2001 were approximately $411,000. The Company occupies approximately 44% of the rentable space of the office building. The rent paid by the Company for this space is comparable, on a per-square-foot basis, to the rent paid by the other large tenants of the office building.

Distributions

In 2001, the Company made distributions to the Davis Family of approximately $2,399,000 in the aggregate. During the nine months ended September 30, 2002, the Company made distributions to the Davis Family of approximately $4,543,000 in the aggregate. These distributions included amounts representing prior earnings of the Company and amounts provided by the Company to the Davis Family so that they could make estimated federal and state tax payments on the income earned by the Company in 2000 and 2001 that is taxed on their individual tax returns.

Affiliate Transactions

It has been the Company's policy that any transaction between the Company and an officer, director or affiliate, including any future loans between the Company and an officer, director or affiliate, be on terms no less favorable to the Company than could be obtained from an unaffiliated third party. Additionally, since March 14, 1995 transactions with affiliates of the Company have been subject to the approval of a majority of the managers.

Description of the Subordinated Notes

The Notes will be issued under an indenture (the "Indenture") dated __________, 2003, between the Company and First Community Bank & Trust, as Trustee, a copy of which is filed as an exhibit to the Offering Statement of which this Offering Circular is a part. The Indenture will not be qualified under the Trust Indenture Act under claim of exemption for issuances of $10,000,000 or less. The Trustee will also act as Paying Agent with respect to the Notes. The following statements are brief summaries of certain provisions of the Indenture and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indenture, including the definitions therein of certain terms. Wherever particular provisions or defined terms of the Indenture are referred to in this Offering Circular, it is intended that such provisions or defined terms be incorporated herein by reference.

General

The Notes will be issued in an aggregate principal amount limited to $5,000,000 with an interest rate of __% and a maturity date of ____________, 2011.

The Notes will bear interest from the date of issuance payable semi-annually in arrears on January 1 and July 1 of each year, commencing July 1, 2003 (for the period from the date of issuance through June 30, 2003) to the holders of record on the day preceding the interest payment date. (Sections 2.01, 2.02 and 4.01) The Notes are not convertible into membership interests or other securities of the Company.

Principal (and premium, if any) and interest will be payable at the office or agency maintained by the Company for such purpose in Greenwood, Indiana, provided that payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as it appears in the register maintained by the Trustee. (Sections 2.03, 2.12 and 4.01)

The Notes will be issued only in registered form in denominations of $1,000, subject to a minimum initial purchase of $5,000, and any integral multiple thereof. (Section 2.02). At any time after the execution and delivery of the Indenture and upon the request of the Company, the Trustee shall authenticate and deliver Notes executed by the Company as provided in the Indenture. No Note shall be valid or obligatory for any purpose unless so authenticated. (Section 2.02). The Company may charge a reasonable fee for registering transfers of the Notes and the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 2.06)

Subordination of the Notes

The Notes represent unsecured general obligations of the Company. The Notes are subordinated in right of payment to all Senior Indebtedness of the Company, whether outstanding as of the date of this Offering or thereafter incurred. Senior Indebtedness is defined generally in the Indenture to include indebtedness created, incurred, assumed or guaranteed by the Company for money borrowed other than (i) the Notes, (ii) indebtedness of the Company to any of its Insiders, as defined in the Indenture, (iii) indebtedness of the Company to any of its subsidiaries (or from one subsidiary to another), (iv)$2.2 million of 12% subordinated notes issued in 1995 which are expected to be redeemed from a portion of the net proceeds of the sale of the Notes, (v) $5 million of subordinated notes issued in 2001 or (vi) indebtedness or amounts owed for goods, materials or services purchased in the ordinary course of business. There is no limit on the amount of Senior Indebtedness the Company may incur or have outstanding at any given time. (Article 6)

Redemption at the Company's Option

The Notes will not be redeemable prior to July 1, 2004. Thereafter, the Notes will be redeemable at the Company's option as a whole or from time to time in part on not less than 60 nor more than 90 days' notice by mail at 100% of the principal amount plus accrued interest to the date fixed for redemption (Section 3.01).

No Sinking Fund

No principal payments will be due with respect to the Notes prior to their maturity. The Indenture does not require, and the Company does not plan to, make any payments to a sinking fund for either principal or interest other than the Debt Service Reserve Fund described below.

Redemption at Death

Upon the death of a noteholder, Notes owned by the deceased noteholder may be tendered to the Company for redemption within sixty (60) days after the date of death. Notes tendered for redemption under this provision will be redeemed at par plus accrued interest, provided the Company shall not be obligated to redeem more than $100,000 in Notes under this provision in any twelve-month period. The Company shall have sixty (60) days to redeem the Notes. (Section 3.02)

Debt Service Reserve Fund

The Company will establish the Reserve Fund under the Indenture with cash equal to six (6) months interest on the Notes. The Reserve Fund shall be used to pay principal and interest on the Notes in the event other monies provided by the Company for such purpose are insufficient. The Reserve Fund shall be maintained by the Trustee as a separate and distinct trust fund to be held, managed, invested, disbursed and administered as provided in the Indenture. The Trustee shall keep and maintain adequate records pertaining to the Reserve

Fund, and all disbursements therefrom. If the amount in the Reserve Fund is at any time less than six (6) months interest on the Notes, the Company is required to deposit sufficient monies with the Trustee to bring the balance equal to six (6) months interest within ninety (90) days. (Section 4.02)

Upon deposit with the Trustee of monies sufficient to pay all principal of, premium, if any, and interest on all Notes then outstanding, and upon satisfaction of all claims against the Company under the Indenture, or upon making of adequate provisions for the payment of such amounts as permitted by the Indenture, all monies remaining in the Reserve Fund, except monies necessary to pay principal of, premium, if any, and interest on the outstanding Notes, shall be remitted to the Company. (Section 4.02)

Certain Covenants

Maintenance of Total Members' Equity. If the total members' equity ("Equity") of the Company is less than $3,500,000 for two (2) consecutive quarters, the Indenture provides for the engagement of a consultant or financial advisor to assist in increasing Equity. If, after the consultant's engagement, the Equity then remains at less than $3,500,000 for four (4) additional consecutive quarters, the Indenture requires the Company to offer to repurchase ten percent (10%) of the aggregate principal amount of the Notes then outstanding per fiscal quarter until such time as the Equity is equal to or greater than $3,500,000.

Offers to repurchase will be at 100% of principal plus interest accrued and unpaid to the repurchase date. The Notes to be repurchased will be selected by lot and will be repurchased on the last day of each fiscal quarter the Company is required to redeem such Notes. (Section 3.03)

Restricted Payments. The Indenture provides that the Company may not make any distribution or payment on its membership interests or to its members, as members (other than distributions to members to the extent necessary to pay the members' respective income tax liabilities associated with the Company and distributions payable in additional membership interests), or purchase, redeem or otherwise acquire or retire for value any membership interests of the Company (collectively, "Restricted Payments") if, at the time of such Restricted Payment, or after giving effect thereto, (i) a Default or an Event of Default under the Indenture shall have occurred and be continuing; (ii) the Equity of the Company is or will be, as a result of such Restricted Payment, less than $3,500,000 or (iii) the aggregate amount expended for such Restricted Payments (the amount expended for such purposes, if other than in cash, to be determined by a resolution of the Board of Managers of the Company set forth in an Officers' Certificate delivered to the Trustee) subsequent to December 31, 2002 shall exceed the sum of (A) 25% of the aggregate Consolidated Net Income (or, in case such aggregate Consolidated Net Income shall be a deficit, minus 100% of such deficit) accrued on a cumulative basis subsequent to December 31, 2001, provided, however, that if Total Member's Equity shall exceed $10,000,000 as of the end of any fiscal quarter, the percentage of Consolidated Net Income earned and used in the calculation after such date shall be 50%, (B) the aggregate net proceeds, including the fair market value of property other than cash (such fair market value to be evidenced by a resolution of the Board of Managers of the Company set forth in an Officers' Certificate delivered to the Trustee), received by the Company from the issue or sale after December 31, 2002 of membership interests of the Company, including membership interests of the Company issued upon the conversion of indebtedness of the Company, other than membership interests that are redeemable at the option of the holder or are mandatorily redeemable and (C) $1,000,000; provided, however, that the foregoing shall not prevent the retirement of any membership interests of the Company by exchange for, or out of proceeds of the substantially concurrent sale of, other membership interests (other than membership interests that are redeemable at the option of the holder or are mandatorily redeemable), and neither such retirement nor the proceeds of any such sale or exchange shall be included in any computation made under clause (iii) above. (Section 4.07)

Offer to Purchase on Change of Control. Upon the occurrence of a Change of Control (as defined in the Indenture), the Company must make an offer to repurchase all of the then outstanding Notes in multiples of $1,000 within thirty (30) days of the Change of Control. This offer shall be mailed by the Trustee not less than thirty (30) days nor more than forty-five (45) days before the Redemption Date to the holders of the Notes. The offer shall remain open from the time of mailing until five (5) days before the Redemption Date. (Section 3.04)

Annual Reports. The Company must file with the Trustee and the Underwriter internal audited financial statements no later than 120 days from the end of its fiscal year. Holders of the Notes may receive copies of such financial statements upon written request by such Holders to the Underwriter. (Section 4.03)

Payment of Taxes and Other Claims. The Company must pay or discharge, before the same shall become delinquent, (1) all taxes, assessments and governmental charges levied or imposed upon it or upon its income, profits or property, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon its property, unless the same is being contested in good faith by appropriate proceedings. (Section 4.05)

Maintenance of Properties. The Company must cause all of its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and must cause to be made all necessary repairs, renewals, replacements and improvements thereof, as in the judgment of the Company may be necessary to carry on its business. However, the Company is not prevented from discontinuing the maintenance and operation of its properties if the discontinuance is, in the judgment of the Company, desirable in the conduct of its business and not disadvantageous in any material respect to the holders of the Notes. (Section 4.06)

Transactions with Affiliates. Neither the Company nor any Subsidiary may enter into a transaction, loan, advance, capital contribution or transfer with any Affiliate of the Company unless such transaction is reasonably determined in good faith by the Board of Managers to be fair and reasonable to the Company or such Subsidiary and not materially adverse to the interests of a Holder (as defined in the Indenture). (Section 4.10)

Transfer of Material Assets. Neither the Company nor any Subsidiary may sell or otherwise dispose of any material portion of its property or assets outside the ordinary course of business unless such transaction is reasonably determined in good faith by the Board of Managers to be fair and reasonable to the Company or such Subsidiary (including interest in its Subsidiaries). (Section 4.11)

Restrictions on Merger or Sale. The Indenture provides that the Company may not merge into or consolidate with another entity or transfer substantially all of its assets to another entity unless (i) the surviving company is a U.S. entity, (ii) the surviving company is bound by all the terms of the Indenture, (iii) no default (as defined below) or Event of Default would exist as a result of the transaction, and (iv) the consolidated net worth of the surviving entity is at least equal to the consolidated net worth of the Company immediately prior to such transaction. (Section 5.01)

Events of Default

Events of default are defined in the Indenture as being: (a) default in payment of any interest installment due on the Notes and not cured within ten (10) days; (b) default in payment of principal, or premium, if any; (c) default in performance of any other covenant in the Indenture that continues for thirty (30) days after notice to the Company by the Trustee or to the Company and the Trustee by the holders of 25% in principal amount of the outstanding Notes; (d) certain events of bankruptcy, insolvency and reorganization of the Company; (e) a default under any bond, note or other evidence of indebtedness (other than nonrecourse indebtedness) for borrowed money in excess of $25,000; and (f) a judgment in excess of $25,000 (or judgments aggregating $250,000 or more) is entered against the Company and such judgment is not satisfied or appealed (and execution stayed) within sixty (60) days. (Section 7.01)

The Indenture provides that, if an Event of Default shall have happened and be continuing, either the Trustee or the holders of 25% in principal amount of the Notes then outstanding may declare the principal of all the Notes to be due and payable immediately. Upon certain conditions, such declaration may be annulled and past defaults (except, unless theretofore cured, a default in the payment of principal or premium, if any, or interest on the Notes) may be waived by the holders of a majority in principal amount of the Notes then outstanding. (Sections 7.02 and 7.04)

The Indenture contains a provision entitling the Trustee, subject to the duty of the Trustee during default to act with the required standard of care, to be indemnified by the Note holders before proceeding to exercise any right or power under the Indenture at the request of the Note holders. (Section 8.06). The Indenture also provides that the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, provided that the Trustee may decline to act if such direction is contrary to law or if the Trustee determines in good faith that proceeding in the manner directed would be illegal or would involve it in personal liability or would be unjustly prejudicial to the holders of the Notes not consenting. (Section 7.05)

The Indenture provides that no Note holder may institute any action against the Company under the Indenture (except actions for payment of overdue principal, interest or any premium) unless such Note holder previously shall have given to the Trustee written notice of default and continuance thereof, and unless the holders of at least 25% in principal amount of Notes then outstanding shall have requested the Trustee to institute such action and shall have offered the Trustee reasonable indemnity, the Trustee shall not have instituted such action within 60 days of such request and the Trustee shall not have received directions inconsistent with such written request by the holders of not less than 50% in aggregate principal amount of the Notes then outstanding. (Section 7.06)

The Indenture requires the Company to file annually with the Trustee a certificate either stating the absence of any default or specifying any default that may exist, and deliver to the Trustee within ten (10) days of the occurrence thereof, notice of any default described in clause (c) of the events of Default above. (Section 4.03). The Indenture provides that the Trustee shall, within sixty (60) days after the occurrence of a default, give to the holders of the Notes notices of all uncured defaults known to it; provided that, except in the case of a default in the payment of principal or premium, if any, or interest on any of the Notes, the Trustee shall be protected in withholding such notice if the Trustee in good faith determines that withholding such notice is in the interest of the holders of the Notes. The term "Default" for the purpose of this provision shall mean the happening of any Events of Default specified above excluding any grace periods. (Section 8.05)

Modification of the Indenture

The Indenture contains provisions permitting the Company and the Trustee with the consent of the holders of 66 2/3% in principal amount of the outstanding Notes, to execute supplemental indentures adding any provisions to or changing or eliminating any of the provisions of the Indenture or modifying the rights of the Note holders, except that, without the consent of the holders of all outstanding Notes, no such supplemental indenture may (i) extend the stated maturity of any Note, or reduce the rate or extend the time of payment of interest thereon or reduce the principal amount thereof or premium thereon, or the amount payable thereon in the event of acceleration or the amount thereof payable in bankruptcy, or (ii) reduce the aforesaid percentage of Notes, the holders of which are required to consent to any such supplemental indenture. (Section 10.02)

Satisfaction and Discharge of Indenture

The Company may terminate its obligations, with certain exceptions, under the Indenture: (i) if all Notes previously authenticated and delivered (other than destroyed, lost or stolen Notes which have been replaced or paid) have been delivered to the Trustee for cancellation and the Company has paid all sums payable by it under the Indenture; or (ii) if the Notes not already delivered to the Trustee for cancellation have matured or will mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the Trustee for giving notice of redemption and the Company irrevocably deposits in trust with the Trustee money or United States government obligations sufficient to pay principal of and interest on the Notes to maturity or redemption, as the case may be, and to pay all sums payable to the Trustee under the Indenture. (Section 9.01)

Defeasance

If the Company shall deposit with the Trustee, in trust, at or before maturity, money or United States government obligations in such amounts and maturing at such times that the proceeds of such obligations to be received upon the respective maturities and interest payment dates will be sufficient, in the opinion of the Trustee, to pay the principal of and interest to maturity, or to the redemption date, as the case may be, with respect to the outstanding Notes to be paid or redeemed, as such principal and interest become due (provided that, if the Notes are to be redeemed prior to the maturity thereof, notice of such redemption shall have been given as provided in the Indenture or provisions satisfactory to the Trustee shall have been made for the giving of such notice), then all liability of the Company under the Indenture and in respect of the Notes (other than certain specified provisions such as those relating to transfers and exchanges, registrars and paying agents and payment of the Trustee's fees and expenses) shall cease to be of further effect, and the holders thereof shall thereafter be entitled to payment out of the money or securities deposited with the Trustee as aforesaid, unless the Company's obligations are revived and reinstated because the Trustee is unable to apply such trust fund by reason of any legal proceeding, order or judgment. (Sections 9.01, 9.02, and 9.04)

Transfer Agent and Registrar

The Transfer Agent and Registrar for the Notes is the Trustee.

Plan of Distribution

Indiana Securities, LLC, 1705 North Meridian Street, Indianapolis, Indiana 46202, (the "Underwriter"), has agreed, subject to the terms and conditions of the Placement Agent Agreement (a copy of which is filed as an exhibit to the Offering Statement of which this Offering Circular is a part), to place the Notes for the Company on a best efforts, minimum-maximum basis. The Underwriter has the right, pursuant to the Placement Agent Agreement, to establish co-agency relationships with other underwriters or dealers for purposes of obtaining subscriptions for the Notes and may allow a commission equal to up to 4.5% of the aggregate principal amount of the Notes sold by such co-agents. No underwriter intends to sell Notes to any discretionary accounts.

Proceeds from this offering will be deposited by noon of the next business day after receipt in an escrow account established with First Community Bank & Trust, for the benefit of the subscribers. If the minimum number of Notes (at least $2,650,000 in Notes) has not been sold on or before the Termination Date, subscribers will promptly receive a refund of their subscription. In addition, subscribers will receive a pro rata share of any interest earned on the escrow account less a pro rata share of the fees and expenses of the escrow agent (such fees and expenses may only be deducted from interest). The escrow agent may invest the proceeds received by it in short term United States Government obligations or short-term certificates of deposit issued by any bank, including the escrow agent if competitive. The Company has agreed to hold the escrow agent harmless from any and all liability regarding the administration of the escrow account and, if the interest earned thereon is insufficient, to pay the fees and expenses of the escrow agent.

If subscriptions for the minimum of $2,650,000 of Notes are received and accepted by the Termination Date, the Offering may be continued until all of the Notes are sold or the Company decides to terminate the Offering. The Company will pay the Underwriter a commission equal to 5.5% of the aggregate principal amount of the Notes sold, plus a structuring fee earned at the rate of $20,000 per $1,000,000 of Notes sold. The Company has also agreed to reimburse the Underwriter for certain accountable out-of-pocket expenses incurred by the Underwriter in connection with this offering in an amount not to exceed $49,000.

The offer and sale of the Notes are being registered in Indiana and certain other states. Only residents of states in which the Notes have been registered will be permitted to purchase the Notes. Purchases of Notes by persons affiliated with the Company will not be counted for purposes of determining whether the minimum contingency has been met. Further, any purchases by affiliated persons must be made for investment purposes only, and not with the view toward the redistribution of the Notes.

The Placement Agent Agreement provides for reciprocal indemnification and contribution between the Company and the Underwriter and their respective controlling persons against certain liabilities in connection with the Offering Statement of which the Offering Circular is a part, including liabilities under the Securities Act of 1933 (the "Act"), as amended.

In so far as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than payment by the Company of expenses incurred or paid by a director, officer or controlling person of the issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Notes, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The issuance of the Notes is subject to certain conditions, including the conditions that no stop order suspending the qualification of this Offering Statement is in effect, no proceedings for such purpose are pending before or threatened by the Securities and Exchange Commission, that there has been no material adverse change in the condition of the Company from that set forth in the Offering Statement and that subscriptions for the minimum number of Notes have been received by the Termination Date.

Validity of the Notes

The validity of the Notes being offered hereby is being passed upon for the Company by C. Richard Davis of Indianapolis, Indiana, and for the Underwriter by Henderson, Daily, Withrow & DeVoe, Indianapolis, Indiana. C. Richard Davis is a Director, Executive Vice President and Chief Financial Officer of Davis Holding Corporation, the managing member of the Company and is also a limited partner (with a 32.9% interest) of Davis Investments, L.P., which owns 99% of the Company. Henderson Daily also generally provides legal services to First Community Bank & Trust which will serve as both Trustee and Escrow Agent.

Independent Accountants

The financial statements as of December 31, 2001, and 2000 and for each of the two years in the period ended December 31, 2001, included in this Offering Circular, were prepared in accordance with generally accepted accounting principles (GAAP) in the United States. In 2002 the Company retained Katz, Sapper & Miller, LLP, as the Company's independent accountants. The financial statements as of and for the nine month periods ended September 30, 2002 and 2001, included in this Offering Circular, were prepared in accordance with GAAP in the United States and have been reviewed by Katz, Sapper & Miller, LLP, as stated in their report dated January 13, 2003 appearing herein.

Additional Information

The Company has filed with the Securities and Exchange Commission an Offering Statement under Regulation A of the 1933 Securities Act, with respect to securities offered hereby. This Offering Circular does not contain all of the information set forth in the Offering Statement and the exhibits thereto. For further information with respect to the Company and the securities offered hereby, reference is hereby made to the Offering Statement and the exhibits filed therewith, which may be obtained from the principal office of the Commission in Washington, D.C., upon payment of the fees prescribed by the Commission.

The Offering Statement may be inspected without charge at the Commission's principal office at 450 5th Street, N.W., Washington, D.C.

Glossary of Terms

"Affiliate" means a person who, directly or indirectly, controls, is controlled by, or is under common control with the person specified herein.

"Cash Flow" means the Company's earnings that are derived from its normal operations, exclusive of extraordinary and nonrecurring items, less interest and dividends, plus certain noncash charges against earnings such as depreciation, depletion and amortization, determined according to generally accepted accounting principles.

"Control" means the power to direct or influence the direction of the management or policies of a person, directly or indirectly, through the ownership of voting securities, by contract or otherwise.

"Davis Family" collectively means Charles R. Davis, C. Richard Davis, Bradley C. Davis and Michael B. Davis.

"Empty Nester" means a person whose children are no longer living in the home.

"Equity Securities" means membership interests or similar securities and convertible securities, warrants, options or rights that may be converted into, or exercised to purchase, membership interests or similar securities.

"First Time Home Buyer" means a person who has not previously owned a home.

"First and Second Time Move-up Buyer" means a person who has previously owned a home (or more than one home) who is seeking a new, more expensive and generally larger home.

"Person" means an individual, corporation, limited liability company, partnership, association, joint-stock company, trust, unincorporated organization, government or political subdivision of government, or any other legal entity.

No dealer, salesman, or any other person has been authorized to give any information or to make any representation not contained in this Offering Circular in connection with the offer made by this Offering Circular; and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any underwriter. This Offering Circular does not constitute an offer of any securities, other than those to which it relates, or an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized, or an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction where such an offer would be unlawful. Neither delivery of this Offering Circular nor any sale made hereunder shall under any circumstances create an implication that information contained herein is correct as of any time subsequent to the date hereof.

TABLE OF CONTENTS

Subordinated Notes

OFFERING CIRCULAR

INDIANA SECURITIES, LLC

__________ [ ], 2003

DAVIS HOMES, LLC
Index to Consolidated Financial Statements

Consolidated Financial Statements for the Years Ended December 31, 2001 and 2000

Consolidated Financial Statements for the Nine Months Ended September 30, 2002 and 2001

DAVIS HOMES, LLC

CONSOLIDATED BALANCE SHEETS

December 31, 2001 and 2000

(in thousands)

ASSETS	*2001*	*2000*
Cash and equivalents	$ 187	$ 405
Restricted cash	1,240	1,298
Homes, land and construction in progress	66,916	57,541
Building materials inventory	1,482	1,918
Land and lot deposits	3,676	2,763
Amounts due from related parties	1,414	591
Prepaid expenses and other assets	6,709	3,654
Property, plant and equipment, net	4,100	4,541
Total assets	**$85,724**	**$72,711**

LIABILITIES AND MEMBERS' EQUITY		
Accounts payable	$10,129	$8,035
Accrued Expenses and other liabilities	6,178	3,741
Customer deposits	1,237	1,108
Notes payable and other obligations	54,453	50,262
Notes payable to related parties	100	100
Total liabilities	$72,097	$63,246
Minority interests	$ -	$ 117
Members' Equity:		
Paid-in capital	$5,469	$5,469
Accumulated other comprehensive income (loss)	(526)	-
Accumulated equity	8,684	3,879
Total members' equity	$13,627	$9,348
Total liabilities and members' equity	**$85,724**	**$72,711**

The accompanying notes are an integral part of these consolidated financial statements.

DAVIS HOMES, LLC

CONSOLIDATED STATEMENTS OF INCOME

December 31, 2001 and 2000

(in thousands)

	2001	*2000*
Home sales	$177,853	$138,755
Lot Sales	-	45
Total sales revenue	177,853	138,800
Cost of sales	145,109	117,324
Gross Profit	32,744	21,476
Other operating revenue, net	648	766
	33,392	22,242
Selling expenses	14,481	9,590
General and administrative expenses	10,333	9,212
Income from operations	8,578	3,440
Interest expense	1,235	1,245
Minority interests	139	40
Net income	**$ 7,204**	**$ 2,155**

The accompanying notes are an integral part of these consolidated financial statements.

DAVIS HOMES, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

December 31, 2001 and 2000

(in thousands)	*Paid-in Capital*	*Accumulated Equity*	*Accumulated Other Comprehensive Income (Loss)*	*Total*
Balance at December 31, 1999	$5,469	$5,611	$ -	$11,080
Net Income	-	2,155	-	2,155
Distribution	-	(3,887)	-	(3,887)
Balance at December 31, 2000	5,469	3,879	-	9,348
Net income	-	7,204	-	7,204
Other comprehensive income (loss):				
Cumulative effect of adoption of accounting for derivative instruments and hedging activities, cash flow hedge			(145)	(145)
Loss on cash flow hedges			(381)	(381)
Comprehensive income (loss)	-	7,204	(526)	6,678
Distribution	-	(2,399)	-	(2,399)
Balance at December 31, 2001	$5,469	$8,684	$ (526)	$13,627

The accompanying notes are an integral part of these consolidated financial statements.

DAVIS HOMES, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

December 31, 2001 and 2000

(in thousands)

	2001	*2000*
Operating activities:		
Net income	$ 7,204	$ 2,155
Adjustments to reconcile net income to net cash provided by (used for)operating activities:		
Depreciation	985	990
Minority interests	139	40
Write-down of land held for development	231	200
Loss from sale of property, plant and equipment	8	2
Changes in operating assets and liabilities:		
Homes, land and construction in progress	(9,375)	1,605
Building materials inventory	436	894
Land and lot deposits	(913)	(1,395)
Amounts due from related parties	(823)	(49)
Prepaid expenses and other assets	(3,180)	(437)
Accounts payable	2,094	(2,957)
Accrued expenses and other liabilities	1,863	(479)
Customer deposits	129	(28)
Net cash provided by (used for) operating Activities	(1,202)	541
Investing activities:		
Acquisition of property, plant and equipment	(621)	(1,601)
Proceeds from the sale of property, plant and Equipment	69	90
Net cash used for investing activities	(552)	(1,511)
Financing activities:		
Proceeds from construction and development Borrowings	$206,410	$144,026
Repayment of construction and development Borrowings	(202,141)	(138,612)
Payments under capital lease obligation	(78)	(71)
Distributions to minority interests	(256)	(202)
Distributions to members	(2,399)	(3,887)
Net cash provided by financing activities	1,536	1,254
Net increase (decrease) in cash and Equivalents	(218)	284
Cash and equivalents, beginning of period	405	121
Cash and equivalents, end of period	**$ 187**	**$ 405**

The accompanying notes are an integral part of these consolidated financial statements.

DAVIS HOMES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2001 and 2000

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Davis Homes, LLC is principally engaged in the construction of single-family homes for entry-level and first and second time move-up buyers in the Indianapolis metropolitan area and the development of land for residential home sites.

In addition, Davis Homes, LLC provides apartment management, construction management and development services to other entities.

Principles of Consolidation: The consolidated financial statements include the accounts of Davis Homes, LLC and its subsidiary operating companies (the "Company"), including Davis Financial Services, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company consolidates entities in which it has a significant ownership interest and management control is exercised by the Company over the operations of those entities.

Revenue Recognition: Home and lot sales are recognized at closing, when title passes to the buyer. The Company's homes are generally offered for sale in advance of their construction. To date, the Company's homes have been generally sold pursuant to standard purchase agreements entered into prior to commencement of construction. The Company's standard form purchase agreement for homes requires the customer to make an earnest money deposit prior to commencement of construction. This deposit may range from a nominal amount for an FHA or VA financed purchase to 2% to 3% of the purchase price for a buyer using conventional financing.

Other operating revenue primarily includes: (i) fees received for the performance of construction management or development services for apartment complexes owned by partnerships partially owned by a related party, or in which the Company serves as the general partner (one in 2001, two in 2000); (ii) fees received for the performance of accounting and property management services for apartment complexes partially owned by a related party (eight in 2001 and 2000) or for which the Company is the general partner; and (iii) loan origination fees and discount points charged to homebuyers of non-Company-built homes by the mortgage brokerage subsidiary of the Company.

Homes, Land and Construction in Progress and Cost of Sales: Homes, land and construction in progress are carried at cost, which is less than net realizable value, and includes land, land development, direct and other construction costs, capitalized interest and real estate taxes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

At the time of residential home closings, cost of sales is charged with the actual construction costs incurred and an estimate of unbilled costs at the time of closing plus an allocation of land and land development, capitalized interest, real estate taxes and capitalizable common costs, based on the relative sales value method of accounting. At the time of lot sale closings, cost of sales is charged with an allocation of the total estimated costs of land and land development, capitalized interest, real estate taxes and other capitalizable common costs based on the relative sales value method of accounting. Changes in the estimates of total costs to be incurred on land development projects, including changes in assumptions with respect to interest rates, will impact the cost of sales allocated to future lot sales. Significant increases in these estimated costs or interest rates will increase cost of sales and decrease gross margin in the event the Company is unable to pass these increases through to the buyer. The Company provides a warranty of workmanship and materials with each of its homes. Accordingly, a warranty reserve, based on the Company's historical experience, is established as home sales are closed. This reserve is reduced by the cost of subsequent work performed.

Interest Capitalization: Interest is capitalized to qualifying real estate inventories as incurred, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 34, Capitalization of Interest Cost, and charged to cost of sales as revenue from home sales or lot sales is recognized.

Building Materials Inventory: Inventories are stated at the lower of cost or market. Costs are determined under the weighted average of cost method.

Property, Plant and Equipment: Property, plant and equipment are carried at cost less accumulated depreciation and are principally depreciated using accelerated methods over the estimated useful lives of the assets. Significant additions and improvements are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred. The cost and accumulated depreciation of property sold or retired are removed from the respective accounts and the resultant gains or losses, if any, are included in current operations. The Company reviews long-lived assets for impairment annually or whenever events or changes in circumstances indicate their carrying value may not be recoverable.

Derivative Instruments and Hedging Activities: The Company has entered into two derivative transactions principally to protect against risk of interest rate movements. The Company does not engage in speculative derivative transactions for trading purposes. Derivative financial instruments involve, to a varying degree, elements of market risk not recognized in the consolidated financial statements. Market risk related to derivative transactions entered into to protect against changes in interest rates is mitigated by the Company's use of (pay-fixed rates, receivable variable rate) derivative instruments.

Derivative financial instruments also involve a level of credit risk. Such risk is primarily related to the possibility of nonperformance by the counterparties involved in the derivative transactions. The Company mitigates the risk of such nonperformance through its selection criteria for counterparties. The Company uses reputable financial institutions with high credit ratings as counterparties.

The Company had two interest rate swap agreements at December 31, 2001 (one at December 31, 2000) with notional amounts of $5,000,000 each. Under terms of the respective agreements, the Company pays 9.67% and 8.41%, through October 31, 2003 and February 9, 2004, respectively and receives a variable rate.

When the Company enters into a derivative contract, it designates the derivative as a hedge of the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge). Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income or loss.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company documents the relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the balance sheet. The Company also assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company discontinues hedge accounting prospectively.

In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in the statement of income currently.

Use of Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH AND EQUIVALENTS AND RESTRICTED CASH

For purposes of reporting cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of overnight investments, the cost of which approximates market value. At December 31, 2001 and 2000, restricted cash includes escrow deposits of $460,000 and $574,000, respectively, $405,000 and $349,000, respectively, that is restricted pursuant to the Subordinated Note trustee agreement, and $375,000 at December 31, 2001 and 2000 that is restricted pursuant to a compensating balance arrangement with a lender.

NOTE 3 - NEW ACCOUNTING STANDARDS

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended effective January 1, 2001. As a result of the adoption of SFAS No. 133, the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value. Changes in the fair value of the instruments are either recognized periodically in earnings or in members' equity as a component of other comprehensive income depending on whether the instruments qualify for hedge accounting. Changes in fair values of instruments not qualifying for hedge accounting are reported in the statement of income. Prior to 2001, unrealized gains or losses on derivative instruments used for hedging losses on derivative instruments were generally not required to be reported in the consolidated financial statements.

While the adoption of SFAS No. 133 did not have a material impact on the Company's operations, it resulted in a $145,000 loss to be recorded in other comprehensive income at January 1, 2001. For the year ended December 31, 2001 losses on cash flow hedges were charged to other comprehensive income of approximately $381,000. At December 31, 2001, the Company's accumulated comprehensive loss on interest rate swaps was approximately $526,000.

For 2001 the Company recognized interest expense of approximately $48,000 for the total ineffective portion of the interest rate swaps.

NOTE 4 - HOMES, LAND AND CONSTRUCTION IN PROGRESS

Homes, land and construction in progress are summarized as follows(in thousands):

	December 31, 2001	December 31, 2000
Homes and related lots in production	$36,934	$26,245
Residential land and development costs	16,771	21,833
Model homes	4,422	3,792
Spec homes available for sale	8,185	4,877
Commercial land and development costs	604	794
	$66,916	$57,541

Capitalized interest included in real estate inventories at December 31, 2001 and 2000 aggregated approximately $2.1 million.

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at historical cost and are summarized as follows (in thousands):

	December 31, 2001	December 31, 2000
Land	$ -	$ -
Leasehold improvements	$1,975	$ 1,636
Building under capital lease	360	360
Vehicle	116	218
Equipment and furniture	1,967	2,637
Model home furniture	3,945	3,786
	8,363	8,637
Less: Accumulated depreciation	(4,263)	(4,096)
Total Property, Plant and Equipment	$4,100	$ 4,541

Depreciation expense for the years ended December 31, 2001 and 2000 aggregated $985,000 and $990,000, respectively.

NOTE 6 - NOTES PAYABLE AND OTHER OBLIGATIONS

Notes payable and other obligations are summarized as follows (in thousands):

	December 31, 2001	December 31, 2000
Real estate and construction loans from banks	$45,020	$45,350
Subordinated notes	7,200	2,200
Building materials loan	2,000	2,000
Building capital lease obligation	133	212
Other indebtedness	100	500
	$54,453	$50,262

Real estate and construction loans consist of land, land development and construction loans from financial institutions. These loans bear interest at annual rates ranging from prime to 1.0% over prime, which was 5% and 9% at December 31, 2001 and 2000, respectively, and are normally repaid through application of agreed upon amounts from the proceeds of lot and home closings. The loan agreements include customary representations and covenants, including completion guarantees on land development projects. Outstanding indebtedness under these facilities is secured by liens on the Company's real estate inventories. The home construction loan agreements with these financial institutions allow the Company to borrow up to $84.5 million to finance the construction of homes. Under these agreements, $37.5 million was borrowed at an average rate of 5% at December 31, 2001.

NOTE 6 - NOTES PAYABLE AND OTHER OBLIGATIONS (CONTINUED)

On February 10, 1995, the Company offered for sale $5,000,000 of subordinated notes (the "Notes") via an offering filed on Form 1-A with the Securities and Exchange Commission. On March 14, 1995, and May 12, 1995, the Company closed on the sale of $3.7 million and $1.3 million, respectively, of these Notes, receiving proceeds of $3.4 million and $1.2 million, respectively (net of underwriting commissions and expenses of these offerings). These Notes bear interest at a weighted average interest rate of 11.6% and are subordinated to the Company's third-party debt. The Company repaid $1.2 million of these Notes in 1998, $1.6 million of these Notes in 2000, and $2.2 million mature on January 1, 2005.

On September 11, 2001, the Company offered for sale $5,000,000 of subordinated notes (the "Notes") via an offering filed on Form 1-A with the Securities and Exchange Commission. On September 27, 2001, October 26, 2001 and November 14, 2001, the Company closed on the sale of approximately $3.9 million, $700,000 and $400,000, respectively of these Notes. The Company received proceeds of approximately $3.6 million, $600,000 and $370,000, respectively. These Notes bear interest at a weighted average rate of 10.75% and are subordinated to the Company's third-party debt. The Notes mature on June 30, 2006 and 2008 in equal installments of $2.5 million. The fair market value of the Notes, estimated using rates currently available to the Company for debt with similar terms and maturities, is not significantly different from book value at December 31, 2001.

The building materials loan is secured by a lien on the Company's building materials inventory and bears interest at prime. Other indebtedness consists of various borrowings and other obligations.

In 1998, the Company entered into a five-year lease of a building for use in its construction operations. The terms of the lease provided the Company with a purchase option on the building on each anniversary date of the lease inception. Subsequent to December 31, 2001, the Company initiated the purchase option for the building at a cost of approximately $698,000.

Additionally, one of the beneficial owners of the Company has personally guaranteed loans of the Company aggregating $12.9 million and $19.1 million at December 31, 2001 and 2000, respectively.

Scheduled maturities of notes payable and other obligations (including capital lease obligations) are as follows (in thousands):

Year Ended December 31	
2002	$47,153
2003	-
2004	-
2005	2,200
Thereafter	5,100
Total	**$54,453**

During the years ended December 31, 2001 and 2000, the Company paid $5.5 million and $5.8 million, respectively, for interest, including amounts capitalized of $4.3 million and $4.6 million, respectively.

NOTE 7 - INCOME TAXES

Davis Homes, LLC, a limited liability company, is generally not responsible for income taxes, as its members are taxed for their respective shares of the Company's taxable income at their individual income tax rates. Historically, the Company has made distributions to the members to enable them to pay the taxes on this income.

NOTE 8 - MINORITY INTERESTS

During December 31, 2000, the Company was acting as general partner with ownership interests of 50% in two limited partnerships formed to acquire and develop certain land for the sale of lots. One partnership was formed in 1994 and one in 1996. Income from the limited partnerships' operations was allocated to the general and limited partners based on the relative ownership interests, as outlined in the respective partnership agreements. During the year, these partnerships ceased operations with the sale of remaining lots. Distributions with respect to the limited partnerships were paid as outlined in the respective agreements.

A reconciliation of the minority interests account balance as of December 31, 2001 and 2000 is as follows (in thousands):

Minority interests in net assets at December 31, 1999	$ 279
Interest in 2000 net income of the partnerships	40
Distributions during 2000	(202)
Minority interests in net assets at December 31, 2000	117
Interest in 2001 net income of the partnerships	139
Distributions during 2001	(256)
Minority interests in net assets at December 31, 2001	$ -

NOTE 9 - RELATED-PARTY TRANSACTIONS

Related party debt is comprised of a demand note of $100,000, with an annual interest rate of 12%, which was entered into between the Company and an in-law of one of the beneficial owners in September 1994.

Amounts due from related parties is summarized as follows (in thousands):

	December 31, 2001	December 31, 2000
Construction fee receivable	$ 311	$ 365
Advances	1,103	226
	$1,414	$591

Amounts due from related parties as shown on the balance sheet represents amounts due from the beneficial owners of the Company or entities affiliated with these owners. As of December 31, 2001, amounts due from related parties include $1,103,000 of advances and $311,000 for construction management services to partnerships partially owned by a related party. Included in prepaid expenses and other assets are investments in affiliates of $329,000 and $356,000, respectively at December 31, 2001 and 2000.

On October 21, 1997, the Company renewed an operating lease agreement with a limited partnership, in which each of the beneficial owners of the Company has an ownership interest, to lease office space for a term of five years, with an option to renew for five additional years. Lease payments were $364,000 in 2001.

NOTE 9 - RELATED PARTY TRANSACTIONS (CONTINUED)

Other operating revenue includes approximately $406,000 and $390,000 in 2001 and 2000, respectively, for fees received in connection with managing the operations of apartment complexes (eight in 200 and seven in 2000), for which the Company or one of the beneficial owners of the Company serves as the general partner (three of which are owned by limited partnerships in which the beneficial owners of the Company have aggregate ownership interests of 90%, 48.5% and 1.9%). Other operating revenue also includes approximately $155,000 and $217,000in 2001 and 2000, respectively, related to the performance of construction management services for apartment complexes owned by limited partnerships in which the Company serves as the general partner (one in 2001 and 2000).

NOTE 10 - EMPLOYEE BENEFIT PLAN

The Company has a retirement savings and profit-sharing plan for its employees which allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. Employee contributions are matched by the Company at the rate of 50 cents per dollar up to 5% of total compensation. In addition, the Company may contribute a discretionary amount out of current or accumulated net income. Employees vest immediately in their contribution and vest in the Company contributions over a service period of five years. The Company's expenses for the plan were $186,000 and $191,000 in 2001 and 2000, respectively.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Operating Leases: The Company leases its office space (from a related party) and certain equipment (from unrelated third parties) under noncancellable operating leases that expire at various dates through 2007. Rent expense under such leases aggregated $726,000 and $677,000 for the years ended December 31, 2001 and 2000, respectively.

Minimum annual rental commitments under noncancellable operating leases are as follows (in thousands):

Year Ending December 31	
2002	$502
2003	477
2004	70
2005	52
Thereafter	29
	$1,130

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

Other Commitments: The Company has entered into several agreements with various independent developers whereby it must purchase 1,566 residential building lots in various subdivisions. The lots range in price from $24,000 to $64,000. Together, the agreements required advance deposits of $3,295,000 and letters of credit totaling $100,000.

The deposits will be returned upon purchase of the last lots or credited against the price of the lots, depending on the terms of agreement. All of the agreements have been entered into without recourse to the Company. The agreements include certain restrictions, the most significant of which requires the Company to purchase a minimum number of lots each calendar month.

At December 31, 2001, the Company was required to make purchases as follows:

Year Ending December 31,	Number of Lots
2002	744
2003	447
2004	147
2005	84
2006	70
Thereafter	74
	1,566

In the normal course of business and pursuant to certain loan agreements and arrangements with certain municipalities, the Company guarantees completion of subdivision development work.

During 2000, the Company executed a sale-leaseback transaction for 37 model homes with a financial institution in accordance with the Master Sale and Rental Agreement. Total sales proceeds were approximately $5.7 million with a related model home cost of approximately $4.8 million. In connection with the sale the Company has a note receivable from the financial institution of approximately $600,000 payable upon completion of the lease term for each home, generally ranging from 12 months to 36 months. The note bears interest at LIBOR plus 4.5%. The cash proceeds upon closing were used to pay down Company debt.

For the years ended December 31, 2001 and 2000 the Company recognized approximately $250,000 and $200,000, respectively of income. The remaining gain on sale is deferred and is being amortized to income based on the remaining lease term of the model homes. The Company generally expects to lease the model homes for periods ranging from 12 to 36 months depending on completion of the respective development. Total annual lease commitment under terms of Master Sale and Rental Agreement for the year ending December 31, 2002 are approximately $500,000.

The Company is involved in various routine legal proceedings incidental to the conduct of its business. Management believes that none of these legal proceedings will have a material adverse impact on the financial condition, results of operations or cash flows of the Company.

KATZ, SAPPER & MILLER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Accountants' Review Report

To the Members of
Davis Homes, LLC

We have reviewed the accompanying consolidated balance sheets of Davis Homes, LLC (a corporation) as of September 30, 2002 and 2001, and the related consolidated statements of income, changes in members' equity and cash flows for the nine months ended September 30, 2002 and 2001, in accordance with Statements on Standards for Accounting and Review services issued by the American Institute of Certified Public Accountants. All information included in these consolidated financial statements is the representation of the management of Davis Homes, LLC.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with auditing standards generally accepted in the United States, the objective of which is the expression of an opinion regarding the consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States.

As discussed in Note 3 to the consolidated financial statements, the Company changed its method of accounting for derivative investments and hedging activities in 2001.

Katz, Sapper & Miller, LLP

KATZ, SAPPER & MILLER, LLP
Certified Public Accountants

Indianapolis, Indiana
January 13, 2003

11711 NORTH MERIDIAN STREET, SUITE 800 P.O. BOX 40857 INDIANAPOLIS, INDIANA 46240-0857 TELEPHONE: (317) 580-2000 FAX: (317) 580-2117
300 MAIN STREET, SUITE 100 LAFAYETTE, INDIANA 47901 TELEPHONE: (765) 429-6800 FAX: (765) 429-6811
www.ksmcpa.com

DAVIS HOMES, LLC

CONSOLIDATED BALANCE SHEETS

September 30, 2002 and 2001

(in thousands)

ASSETS	2002	2001
Cash and equivalents-*Note 2*	$ 108	$ 632
Restricted cash-*Note 2*	1,081	886
Homes, land and construction in progress-*Note 4*	68,954	78,316
Building materials inventory	1,496	1,847
Land and lot deposits	3,556	3,995
Amounts due from related parties-*Note 9*	1,797	852
Prepaid expenses and other assets	7,743	6,470
Property, plant and equipment, net-*Note 5*	4,160	4,154
Total Assets	$ 88,895	$ 97,152

LIABILITIES AND MEMBERS' EQUITY	2002	2001
Accounts payable	$ 12,252	$ 11,441
Accrued expenses and other liabilities-*Note 3*	5,717	4,825
Customer deposits	1,679	1,902
Notes payable and other obligations-*Note 6*	57,649	70,110
Notes payable to related parties	-	100
Total Liabilities	77,297	88,378
Minority interests-*Note 8*	-	28
Members' Equity:		
Paid-in capital	5,469	5,469
Accumulated earnings	6,668	3,803
Accumulated other comprehensive (loss)	(539)	(526)
Total Members' Equity	11,598	8,746
Total Liabilities and Members' Equity	$ 88,895	$ 97,152

See Accompanying Independent Accountants' Review Report and Notes to Consolidated Financial Statements.

DAVIS HOMES, LLC

CONSOLIDATED STATEMENTS OF INCOME

Nine Months Ended September 30, 2002 and 2001

(in thousands)

	2002	2001
Home sales	$124,540	$108,086
Lot sales	56	26
Total sales revenue	124,596	108,112
Cost of sales	103,409	89,607
Gross profit	21,187	18,505
Other operating revenue, net	582	563
	21,769	19,068
Selling expenses	11,446	9,326
General and administrative expenses	7,041	7,116
Income from operations	3,282	2,626
Interest expense	706	915
Minority interests	49	12
Net Income	$ 2,527	$ 1,699

See Accompanying Independent Accountants' Review Report and Notes to Consolidated Financial Statements.

DAVIS HOMES, LLC

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

Nine Months Ended September 30, 2002 and 2001

(in thousands)	Paid-in Capital	Accumulated Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at December 31, 2000	$ 5,469	$ 3,879	$ -	$ 9,348
Net income		1,699		1,699
Other comprehensive income (loss):				
Cumulative effect of adoption of accounting for derivative instruments and hedging activities, cash flow hedge-*Note 3*			(145)	(145)
Loss on cash flow hedges			(381)	(381)
Total comprehensive income				1,173
Distributions to members	-	(1,775)	-	(1,775)
Balance at September 30, 2001	$ 5,469	$ 3,803	$(526)	$ 8,746
Balance at December 31, 2001	$ 5,469	$ 8,684	$(526)	$ 13,627
Net income		2,527		2,527
Other comprehensive income (loss):				
Loss on cash flow hedges			(13)	(13)
Total comprehensive income				2,514
Distributions to members	-	(4,543)	-	(4,543)
Balance at September 30, 2002	$ 5,469	$ 6,668	$(539)	$ 11,598

See Accompanying Independent Accountants' Review Report and Notes to Consolidated Financial Statements.

DAVIS HOMES, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

Nine Months Ended September 30, 2002 and 2001

(in thousands)

	2002	2001
Operating activities		
Net income	$ 2,527	$ 1,699
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	883	818
Minority interests	49	12
Loss from sale of property, plant and equipment	67	
Changes in operating assets and liabilities:		
Homes, land and construction in progress	(2,038)	(20,775)
Building materials inventory	(14)	71
Land and lot deposits	120	(1,232)
Amounts due from related parties	(383)	(261)
Prepaid expenses and other assets	(1,034)	(2,816)
Accounts payable	2,123	3,406
Accrued expenses and other liabilities	(474)	558
Customer deposits	442	794
Net cash provided by (used in) operating activities	2,268	(17,726)
Investing activities		
Change in restricted cash	159	412
Acquisition of property, plant and equipment	(1,143)	(431)
Net cash used in investing activities	(984)	(19)
Financing activities		
Proceeds from construction loans and other	114,273	147,582
Repayment of construction loans and other	(111,044)	(127,734)
Distributions to minority interests	(49)	(101)
Distributions to members	(4,543)	(1,775)
Net cash provided by (used in) financing activities	(1,363)	17,972
Net increase (decrease) in cash and equivalents	(79)	227
Cash and equivalents, beginning of period	187	405
Cash and equivalents, end of period	$ 108	$ 632

See Accompanying Independent Accountants' Review Report and Notes to Consolidated Financial Statements.

DAVIS HOMES, LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2002 and 2001

Note 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Davis Homes, LLC is principally engaged in the construction of single-family homes for entry-level and first and second time move-up buyers in the Indianapolis metropolitan area and the development of land for residential home sites.

In addition, Davis Homes, LLC provides apartment management, construction management and development services to other entities.

Principles of Consolidation: The consolidated financial statements include the accounts of Davis Homes, LLC and its subsidiary operating companies (the "Company"), including Davis Financial Services, LLC. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company consolidates entities in which it has a significant ownership interest and management control is exercised by the Company over the operations of those entities.

Revenue Recognition: Home and lot sales are recognized at closing, when title passes to the buyer. The Company's homes are generally offered for sale in advance of their construction. To date, the Company's homes have been generally sold pursuant to standard purchase agreements entered into prior to commencement of construction. The Company's standard form purchase agreement for homes requires the customer to make an earnest money deposit prior to commencement of construction. This deposit may range from a nominal amount for an FHA or VA financed purchase to 2% to 3% of the purchase price for a buyer using conventional financing.

Other operating revenue primarily includes: (i) fees received for the performance of construction management or development services for apartment complexes owned by partnerships partially owned by a related party, or in which the Company serves as the general partner (one in 2002 and 2001); (ii) fees received for the performance of accounting and property management services for apartment complexes partially owned by a related party (eight in 2002 and 2001) or for which the Company is the general partner; and (iii) loan origination fees and discount points charged to homebuyers of non-Company-built homes by the mortgage brokerage subsidiary of the Company.

Homes, Land and Construction in Progress and Cost of Sales: Homes, land and construction in progress are carried at cost, which is less than net realizable value, and includes land, land development, direct and other construction costs, capitalized interest and real estate taxes.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

At the time of residential home closings, cost of sales is charged with the actual construction costs incurred and an estimate of unbilled costs at the time of closing plus an allocation of land and land development, capitalized interest, real estate taxes and capitalizable common costs, based on the relative sales value method of accounting. At the time of lot sale closings, cost of sales is charged with an allocation of the total estimated costs of land and land development, capitalized interest, real estate taxes and other capitalizable common costs based on the relative sales value method of accounting. Changes in the estimates of total costs to be incurred on land development projects, including changes in assumptions with respect to interest rates, will impact the cost of sales allocated to future lot sales. Significant increases in these estimated costs or interest rates will increase cost of sales and decrease gross margin in the event the Company is unable to pass these increases through to the buyer. The Company provides a warranty of workmanship and materials with each of its homes. Accordingly, a warranty reserve, based on the Company's historical experience, is established as home sales are closed. This reserve is reduced by the cost of subsequent work performed.

Interest Capitalization: Interest is capitalized to qualifying real estate inventories as incurred, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 34, *Capitalization of Interest Cost*, and charged to cost of sales as revenue from home sales or lot sales is recognized.

Building Materials Inventory: Inventories are stated at the lower of cost or market. Costs are determined under the weighted average of cost method.

Property, Plant and Equipment: Property, plant and equipment are carried at cost less accumulated depreciation and are principally depreciated using accelerated methods over the estimated useful lives of the assets. Significant additions and improvements are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred. The cost and accumulated depreciation of property sold or retired are removed from the respective accounts and the resultant gains or losses, if any, are included in current operations.

Long-lived Assets, including the Company's property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability is measured by comparison of the carrying amount to future net undiscounted cash flows expected to be generated by the related asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds the fair market value of the assets. To date, no adjustments to the carrying amount of long-lived assets have been required.

Derivative Instruments and Hedging Activities: The Company has entered into two derivative transactions principally to protect against risk of interest rate movements. The Company does not engage in speculative derivative transactions for trading purposes. Derivative financial instruments involve, to a varying degree, elements of market risk not recognized in the consolidated financial statements. Market risk related to derivative transactions entered into to protect against changes in interest rates is mitigated by the Company's use of (pay-fixed rates, receivable variable rate) derivative instruments.

Derivative financial instruments also involve a level of credit risk. Such risk is primarily related to the possibility of nonperformance by the counterparties involved in the derivative transactions. The Company mitigates the risk of such nonperformance through its selection criteria for counterparties. The Company uses reputable financial institutions with high credit ratings as counterparties.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company had two interest rate swap agreements at September 30, 2002 and 2001, with notional amounts of $5,000,000 each. Under terms of the respective agreements, the Company pays 9.67% and 8.41%, through October 31, 2003 and February 9, 2004, respectively, and receives a variable rate.

When the Company enters into a derivative contract, it designates the derivative as a hedge of the variability of cash flows that are to be received or paid in connection with a recognized asset or liability (a "cash flow" hedge). Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash flow hedge are recorded in other comprehensive income or loss.

The Company documents the relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as cash flow hedges to specific assets and liabilities on the balance sheet. The Company also assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the cash flows of hedged items and whether those derivatives may be expected to remain highly effective in future periods. When it is determined that a derivative is not (or has ceased to be) highly effective as a hedge, the Company discontinues hedge accounting prospectively.

In all situations in which hedge accounting is discontinued and the derivative remains outstanding, the Company will carry the derivative at its fair value on the balance sheet, recognizing changes in the fair value in the statement of income currently.

Use of Estimates: The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - CASH AND EQUIVALENTS AND RESTRICTED CASH

For purposes of reporting cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of overnight investments, the cost of which approximates market value. At September 30, 2002 and 2001, restricted cash includes escrow deposits of $290,000 and $165,000, respectively, $412,000 and $347,000, respectively, that is restricted pursuant to the Subordinated Note trustee agreement, and $375,000 at September 30, 2002 and 2001 that is restricted pursuant to a compensating balance arrangement with a lender.

NOTE 3 - NEW ACCOUNTING STANDARDS

The Company adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended effective January 1, 2001. As a result of the adoption of SFAS No. 133, the Company recognizes all derivative financial instruments in the consolidated financial statements at fair value. Changes in the fair value of the instruments are either recognized periodically in earnings or in members' equity as a component of other comprehensive income depending on whether the instruments qualify for hedge accounting. Changes in fair values of instruments not qualifying for hedge accounting are reported in the statement of income. Prior to 2001, unrealized gains or losses on derivative instruments used for hedging losses on derivative instruments were generally not required to be reported in the consolidated financial statements.

NOTE 3 - NEW ACCOUNTING STANDARDS (CONTINUED)

While the adoption of SFAS No. 133 did not have a material impact on the Company's operations, it resulted in a $145,000 loss to be recorded in other comprehensive income at January 1, 2001. For the nine months ended September 30, 2002 and 2001 losses on cash flow hedges were charged to other comprehensive income of approximately $13,000 and $381,000. At September 30, 2002 and 2001, the Company's accumulated comprehensive loss on interest rate swaps was approximately $539,000 and $526,000, respectively.

For the nine months ended September 30, 2002 and 2001, the Company recognized interest expense of approximately $18,000 and $48,000, respectively, for the total ineffective portion of the interest rate swaps.

NOTE 4 - HOMES, LAND AND CONSTRUCTION IN PROGRESS

Homes, land and construction in progress are summarized as follows (in thousands):

	September 30, 2002	September 30, 2001
Homes and related lots in production	$ 41,466	$ 50,832
Residential land and development costs	15,425	14,835
Model homes	4,658	3,658
Spec homes available for sale	5,523	8,166
Commercial land and development costs	1,882	825
	$ 68,954	$ 78,316

Capitalized interest included in real estate inventories at September 30, 2002 and 2001 aggregated approximately $1.8 million and $2.1 million, respectively.

NOTE 5 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at historical cost less accumulated depreciation and are summarized as follows (in thousands):

	September 30, 2002	September 30, 2001
Building and leasehold improvements	$ 2,542	$ 1,729
Building under capital lease		360
Vehicle	148	244
Equipment and furniture	2,130	2,808
Model home furniture	4,127	3,897
	8,947	9,038
Less: Accumulated depreciation	4,787	4,884
Total Property, Plant and Equipment	$ 4,160	$ 4,154

Depreciation expense for the nine months ended September 30, 2002 and 2001 aggregated $883,000 and $818,000, respectively.

NOTE 6 - NOTES PAYABLE AND OTHER OBLIGATIONS

Notes payable and other obligations are summarized as follows (in thousands):

	September 30, 2002	2001
Real estate and construction loans from banks	$ 46,504	$ 61,327
Subordinated notes	7,200	6,092
Building materials loan	2,000	2,000
Building capital lease obligation		283
Building mortgage	1,794	
Other indebtedness	151	408
	$ 57,649	$ 70,110

Real estate and construction loans consist of land, land development and construction loans from financial institutions. These loans bear interest at annual rates ranging from prime to 1.0% over prime, which was 4.75% and 6.0% at September 30, 2002 and 2001, respectively, and are normally repaid through application of agreed upon amounts from the proceeds of lot and home closings. The loan agreements include customary representations and covenants, including completion guarantees on land development projects. Outstanding indebtedness under these facilities is secured by liens on the Company's real estate inventories. The home construction loan agreements with these financial institutions allow the Company to borrow up to $80.5 million to finance the construction of homes. Under these agreements, $35.6 million was borrowed at an average rate of 4.75% at September 30, 2002.

On February 10, 1995, the Company offered for sale $5,000,000 of subordinated notes (the "Notes") via an offering filed on Form 1-A with the Securities and Exchange Commission. On March 14, 1995, and May 12, 1995, the Company closed on the sale of $3.7 million and $1.3 million, respectively, of these Notes, receiving proceeds of $3.4 million and $1.2 million, respectively (net of underwriting commissions and expenses of these offerings). These Notes bear interest at a weighted average interest rate of 11.6% and are subordinated to the Company's third-party debt. The Company repaid $1.2 million of these Notes in 1998, $1.6 million of these Notes in 2000, and $2.2 million mature on January 1, 2005.

On September 11, 2001, the Company offered for sale $5,000,000 of subordinated notes (the "Notes") via an offering filed on Form 1-A with the Securities and Exchange Commission. On September 27, 2001, October 26, 2001 and November 14, 2001, the Company closed on the sale of approximately $3.9 million, $700,000 and $400,000, respectively of these Notes. The Company received proceeds of approximately $3.6 million, $600,000 and $370,000, respectively. These Notes bear interest at a weighted average rate of 10.75% and are subordinated to the Company's third-party debt. The Notes mature on June 30, 2006 and 2008 in equal installments of $2.5 million. The fair market value of the Notes, estimated using rates currently available to the Company for debt with similar terms and maturities, is not significantly different from book value at September 30, 2002.

The building materials loan is secured by a lien on the Company's building materials inventory and bears interest at prime. Other indebtedness consists of various borrowings and other obligations.

NOTE 6 - NOTES PAYABLE AND OTHER OBLIGATIONS (CONTINUED)

In 1998, the Company entered into a five-year lease of a building for use in its construction operations. The terms of the lease provided the Company with a purchase option on the building on each anniversary date of the lease inception. During 2002, the Company initiated the purchase option for the building at a cost of approximately $698,000. In May 2002, the Company entered into a mortgage note of $1,845,000 on this building. The mortgage note requires monthly payments of $17,000, including interest computed at 7.49% through June 2017 at which time all outstanding principal and interest are due. The note is secured by the real estate.

Additionally, one of the beneficial owners of the Company has personally guaranteed loans of the Company aggregating approximately $14.1 million and $14.7 million at September 30, 2002 and 2001, respectively.

Scheduled maturities of notes payable and other obligations (including capital lease obligations) are as follows (in thousands):

Year Ending September 30,	Principal
2003	$ 48,726
2004	77
2005	2,283
2006	2,590
2007	96
Thereafter	3,877
Total	$ 57,649

During the nine months ended September 30, 2002 and 2001, the Company paid $3.2 million and $4.1 million, respectively, for interest, including amounts capitalized of $2.5 million and $3.2 million, respectively.

NOTE 7 - INCOME TAXES

Davis Homes, LLC, a limited liability company, is generally not responsible for income taxes, as its members are taxed for their respective shares of the Company's taxable income at their individual income tax rates. Historically, the Company has made distributions to the members to enable them to pay the taxes on this income.

NOTE 8 - MINORITY INTERESTS

During 2002 and 2001, the Company was acting as general partner with ownership interests of 50% in two limited partnerships formed to acquire and develop certain land for the sale of lots. One partnership was formed in 1994 and one in 1996. Income from the limited partnerships' operations was allocated to the general and limited partners based on the relative ownership interests, as outlined in the respective partnership agreements. During the year, these partnerships ceased operations with the sale of remaining lots. Distributions with respect to the limited partnerships were paid as outlined in the respective agreements.

A reconciliation of the minority interests account balance as of September 30, 2001 is as follows (in thousands):

Minority interests in net assets at December 31, 2000	$ 117
Interest in income for the nine months ended September 30, 2001	12
Distributions for the nine months ended September 30, 2001	(101)
Minority interest in net assets at September 30, 2001	$ 28

NOTE 8 - MINORITY INTERESTS (CONTINUED)

A reconciliation of the minority interests account balance as of September 30, 2002 is as follows (in thousands):

Minority interests in net assets at December 31, 2001	$ -
Interest in income for the nine months ended September 30, 2002	49
Distributions for the nine months ended September 30, 2002	(49)
Minority interest in net assets at September 30, 2002	$ -

NOTE 9 - RELATED-PARTY TRANSACTIONS

Related party debt is comprised of a demand note of $100,000, with an annual interest rate of 12%, which was entered into between the Company and an in-law of one of the beneficial owners in September 1994.

Amounts due from related parties is summarized as follows (in thousands):

	September 30, 2002	2001
Construction fee receivable	-	177
Advances	1,688	838

Amounts due from related parties as shown on the balance sheet represents amounts due from the beneficial owners of the Company or entities affiliated with these owners. As of September 30, 2002, amounts due from related parties include $1,688,000 of advances and for construction management services to partnerships partially owned by a related party. Included in prepaid expenses and other assets are investments in affiliates of $183,500 and $183,500, respectively at September 30, 2002 and 2001.

On October 21, 1997, the Company renewed an operating lease agreement with a limited partnership, in which each of the beneficial owners of the Company has an ownership interest, to lease office space for a term of five years, with an option to renew for five additional years. Lease payments were $332,000 in 2002. Effective in October, 2002, the Company exercised its option to renew its lease of office space through October, 2007.

Other operating revenue includes approximately $327,000 and $300,000 for the nine months ended September 30, 2002 and 2001, respectively, for fees received in connection with managing the operations of apartment complexes (eight in 2002 and eight in 2001), for which the Company or one of the beneficial owners of the Company serves as the general partner (three of which are owned by limited partnerships in which the beneficial owners of the Company have aggregate ownership interests of 90%, 48.5% and 1.9%). Other operating revenue also includes approximately $177,100 and $104,900 in 2002 and 2001, respectively, related to the performance of construction management services for apartment complexes owned by limited partnerships in which the Company is a limited partner.

NOTE 10 - EMPLOYEE BENEFIT PLAN

The Company has a retirement savings and profit-sharing plan for its employees which allows participants to make contributions by salary reduction pursuant to Section 401(k) of the Internal Revenue Code. Employee contributions are matched by the Company at the rate of 50 cents per dollar up to 5% of total compensation. In addition, the Company may contribute a discretionary amount out of current or accumulated net income. Employees vest immediately in their contribution and vest in the Company contributions over a service period of five years. The Company's expenses for the Plan were $134,000 and $136,000 for the nine months ended September 30, 2002 and 2001, respectively.

NOTE 11 - COMMITMENTS AND CONTINGENCIES

Operating Leases: The Company leases its office space (from a related party) and certain equipment (from unrelated third parties) under noncancellable operating leases that expire at various dates through 2007. Rent expense under such leases aggregated $587,000 and $632,000 for the nine months ended September 30, 2002 and 2001, respectively.

Minimum annual rental commitments under noncancellable operating leases are as follows (in thousands):

Year Ending September 30,	Rental Payments
2003	$ 700,607
2004	680,102
2005	570,629
2006	496,317
2007	448,639
	$2,896,294

Other Commitments: The Company has entered into several agreements with various independent developers whereby it must purchase 1,129 residential building lots in various subdivisions. The lots range in price from $20,600 to $44,900. Together, the agreements required advance deposits of $3,210,000 and letters of credit totaling $100,000.

The deposits will be returned upon purchase of the last lots or credited against the price of the lots, depending on the terms of agreement. All of the agreements have been entered into without recourse to the Company. The agreements include certain restrictions, the most significant of which requires the Company to purchase a minimum number of lots each calendar month.

At September 30, 2002, the Company was required to make purchases as follows:

Year Ending September 30,	Number of Lots
2003	589
2004	264
2005	182
2006	60
2007	24
Thereafter	10

NOTE 11 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

In the normal course of business and pursuant to certain loan agreements and arrangements with certain municipalities, the Company guarantees completion of subdivision development work.

During 2000, the Company executed a sale-leaseback transaction for 37 model homes with a financial institution in accordance with the Master Sale and Rental Agreement. Total sales proceeds were approximately $5.7 million with a related model home cost of approximately $4.8 million. In connection with the sale the Company has a note receivable from the financial institution of approximately $600,000 payable upon completion of the lease term for each home, generally ranging from 12 months to 36 months. The note bears interest at LIBOR plus 4.5%. The cash proceeds upon closing were used to pay down Company debt.

For the nine months ended September 30, 2001, the Company recognized approximately $200,000 of income relating to this transaction. The remaining gain on sale is deferred and is being amortized to income based on the remaining lease term of the model homes. The Company generally expects to lease the model homes for periods ranging from 12 to 36 months depending on completion of the respective development. Total annual lease commitment under terms of Master Sale and Rental Agreement for the year ending December 31, 2002 are approximately $500,000.

The Company is involved in various routine legal proceedings incidental to the conduct of its business. Management believes that none of these legal proceedings will have a material adverse impact on the financial condition, results of operations or cash flows of the Company.

Exhibit Index

Exhibit No.	Document
1.1	Form of Underwriting Agreement
2.1	Articles of Organization of Davis Homes, LLC
2.2	Operating Agreement of Davis Homes, LLC
2.3	Articles of Incorporation of Davis Holding Corporation
2.4	By-Laws of Davis Holding Corporation
2.5	Shareholder Agreement of Davis Holding Corporation
2.6	Articles of Organization of Davis Financial Services, LLC
2.7	Operating Agreement of Davis Financial Services, LLC
3.1	Form of Subordinated Note
4.1	Form of Indenture of Trust
6.01	Loan Agreement dated June 29, 2001, with First Indiana Bank, as amended
6.02	Amended and Restated Credit Agreement dated November 1, 2000, with Bank One, as amended
6.03	Revolving Note and Credit Agreement dated August 9, 2001, with Union Planters Bank, N.A., as amended
6.04	Credit Agreement dated April 11, 2001, with Huntington National Bank, as amended and restated
6.05	Amended and Restated Loan Agreement dated July 2, 2002, with Fifth Third Bank, Indiana
6.06	Promissory Notes dated May 31, 2002, and September 24, 2002, with Salin Bank and Trust Company
6.07	Crooked Creek Associates Management Agreement
6.08	Cedar Ridge Associates, L.P. Management Agreement
6.09	Creekside Square Apartments, L.P. Management Agreement
6.10	Creekside Square Apartments II, L.P. Management Agreement
6.11	Hanna Village Apartments, L.P. Management Agreement
6.12	Harrison Park Apartments Management Agreement
6.13	Walnut Manor Apartments Management Agreement
6.14	Autumn Chase Apartments Management Agreement
6.15	White River Associates, L.P. Lease Agreements
9.1	Form of Escrow Agreement
10.1	Consent of Katz, Sapper & Miller, LLP
10.2	Consent of C. Richard Davis, Esq (Contained in 11.1)
10.3	Consent and Certification of Indiana Securities, LLC

11.1	Opinion of C. Richard Davis, Esq
15.1	List of Subsidiaries and Affiliates

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Offering Statement to be signed on its behalf by the undersigned, who is an officer of the managing member of the Company, thereunto duly authorized, in the City of Indianapolis, State of Indiana, on the 16th day of January, 2003.

DAVIS HOMES, LLC
By: Davis Holding Corporation, its managing member

By: ______________________
C. Richard Davis, Executive Vice President of Davis Holding Corporation

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature	Title (Capacity)	Date
Charles R. Davis	Chief Executive Officer of the Company and Chairman of Davis Holding Corporation (Chief Executive Officer)	January 16, 2003
C. Richard Davis	Executive Vice President and Director of Davis Holding Corporation (Chief Financial Officer)	January 16, 2003
Bradley C. Davis	Director of Davis Holding Corporation	January 16, 2003
Michael B. Davis	Director of Davis Holding Corporation	January 16, 2003

24-10037

SECURITIES AND EXCHANGE COMMISSION

Washington, DC

EXHIBITS

To

Form 1-A

OFFERING STATEMENT

Under

THE SECURITIES ACT OF 1933

DAVIS HOMES, LLC

VOLUME I

Exhibit Index

Exhibit No.	Document
1.1	Form of Underwriting Agreement
2.1	Articles of Organization of Davis Homes, LLC
2.2	Operating Agreement of Davis Homes, LLC
2.3	Articles of Incorporation of Davis Holding Corporation
2.4	By-Laws of Davis Holding Corporation
2.5	Shareholder Agreement of Davis Holding Corporation
2.6	Articles of Organization of Davis Financial Services, LLC
2.7	Operating Agreement of Davis Financial Services, LLC
3.1	Form of Subordinated Note
4.1	Form of Indenture of Trust
6.01	Loan Agreement dated June 29, 2001, with First Indiana Bank, as amended
6.02	Amended and Restated Credit Agreement dated November 1, 2000, with Bank One, as amended
6.03	Revolving Note and Credit Agreement dated August 9, 2001, with Union Planters Bank, N.A., as amended
6.04	Credit Agreement dated April 11, 2001, with Huntington National Bank, as amended and restated
6.05	Amended and Restated Loan Agreement dated July 2, 2002, with Fifth Third Bank, Indiana
6.06	Promissory Notes dated May 31, 2002, and September 24, 2002, with Salin Bank and Trust Company
6.07	Crooked Creek Associates Management Agreement
6.08	Cedar Ridge Associates, L.P. Management Agreement
6.09	Creekside Square Apartments, L.P. Management Agreement
6.10	Creekside Square Apartments II, L.P. Management Agreement
6.11	Hanna Village Apartments, L.P. Management Agreement
6.12	Harrison Park Apartments Management Agreement
6.13	Walnut Manor Apartments Management Agreement
6.14	Autumn Chase Apartments Management Agreement
6.15	White River Associates, L.P. Lease Agreements
9.1	Form of Escrow Agreement
10.1	Consent of Katz, Sapper & Miller, LLP
10.2	Consent of C. Richard Davis, Esq (Contained in 11.1)
10.3	Consent and Certification of Indiana Securities, LLC

11.1	Opinion of C. Richard Davis, Esq
15.1	List of Subsidiaries and Affiliates

Exhibit 1.1

Form of Underwriting Agreement

DAVIS HOMES, LLC
$5,000,000
___% Subordinated Notes Due _________, 2011

PLACEMENT AGENT AGREEMENT

_______________, 2003

Indiana Securities, LLC
1705 North Meridian Street
Indianapolis, Indiana 46202

Dear Sirs:

Davis Homes, LLC, a limited liability company organized in Indiana (the "Company"), hereby confirms its agreement with you whereby the Company proposes to offer for sale a minimum of $2,650,000 and a maximum of $5,000,000 of subordinated notes of the Company which shall bear interest at the rate of ____% per annum and which mature on _____________, 2011 (the "Notes"), to be sold by you on a best efforts basis, as placement agent (the "Placement Agent") of the Company, as set forth in Section 1 hereof.

The Company has prepared and filed with the Securities and Exchange Commission (the "Commission") an offering statement on Form 1-A (File No. _______) and a related offering circular for the qualification of the Notes under Regulation A promulgated by the Commission under the Securities Act of 1933 (the "1933 Act"), and has filed such amendments thereto, if any, and such amended offering circulars as may have been required to the date hereof. The offering statement as it may be amended and the offering circular on file with the Commission as it may be amended at the time the offering statement becomes qualified are hereinafter called the "Offering Statement" and the "Offering Circular," respectively, except that if the Company files a post-qualification amendment to the offering statement, then the term "Offering Statement" shall, from and after the qualification of such amendment thereto, refer to the offering statement as amended by such post qualification amendment thereto.

SECTION 1. <u>Appointment of Placement Agent; Offering Period.</u> On the basis of the representations, warranties and covenants herein contained, but subject to the terms and conditions herein set forth, you are hereby appointed the principal agent of the

Company during the Offering Period (as hereinafter defined) for the purpose of obtaining subscribers for the Notes from public subscribers ("Subscribers") for the account and at the risk of the Company through the offering herein contemplated. The Placement Agent may establish Co-agency relationships with other registered broker-dealers for purposes of obtaining subscriptions for the Notes, subject to the reasonable approval by the Company. Subject to the performance by the Company of all of its obligations to be performed hereunder, and to the completeness and accuracy of all of the representations and warranties contained herein, you hereby accept such agency and agree to use your best efforts, in light of the aggregate offering price and the commissions and fees payable to the Placement Agent hereunder, during the Offering Period to obtain subscriptions for the Notes from suitable Subscribers.

The Offering Period shall commence on the day that the Offering Statement is qualified by the Commission and an Offering Circular is first made available to you by the Company for delivery in connection with the offering for sale of the Notes and shall continue until the earlier of the Closing Time (as hereinafter defined), and the close of business on [ ], 2003, or such later date, not later than [ ], 2003, as you and the Company shall agree upon (such termination date being hereinafter referred to as the "Offering Termination Date").

Your agency hereunder, which is coupled with an interest and, therefore, is not terminable by the Company without your permission, except as otherwise expressly so provided in this Agreement, shall continue until the Offering Termination Date. Any termination of your agency or of this Agreement shall be without obligation on your part or on the part of the Company, except that the provisions of Sections 6, 9 and 10 hereof shall survive any such termination of this Agreement.

SECTION 2. <u>Representations and Warranties of the Company.</u>

(a) The Company represents and warrants to the Placement Agent that:

(i) At the time the Offering Statement initially becomes qualified and at the time any post-qualification amendment thereto becomes qualified, the Offering Statement (including the Offering Circular) will comply with the requirements of the 1933 Act and the 1933 Act Regulations (including but not limited to Regulation A) and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and at the time the Offering Statement becomes qualified and at the Closing Time referred to in Section 3, the Offering Circular will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Offering Statement or Offering Circular made in reliance upon and in conformity with information contained in the section of the Offering Circular captioned "Underwriting" furnished to the Company by or on behalf of the Placement Agent expressly for use in the Offering Statement or Offering Circular.

(ii) Each accounting firm, if any, that certifies financial statements included in the Offering Statement is an independent public accountant as required by the 1933 Act and the 1933 Act Regulations.

(iii) The financial statements (including the notes thereto) included in the Offering Statement and the Offering Circular comply with the requirements of the 1933 Act and the 1933 Act Regulations and present fairly the financial position, the results of operations and cash flows of the respective entity or entities presented therein at the respective dates and for the respective periods indicated therein, all in conformity with generally accepted accounting principles applied on a consistent basis and present fairly the information required to be stated therein. Except as reflected in such financial statements, there exist no material liabilities of the respective entity or entities presented therein, contingent or absolute, matured or unmatured.

(iv) The financial information and data included in the Offering Statement and the Offering Circular present fairly the information shown therein and have been prepared on a basis consistent with that of the financial statements included in the Offering Statement and Offering Circular and the books and records of the respective entity or entities presented therein.

(v) The Company has been duly organized and is validly existing as a limited liability company under the laws of Indiana with full power and authority to conduct the business in which it is engaged as described in the Offering Circular and to enter into the Operative Documents (as hereinafter defined) to which it is a party and to perform its obligations hereunder and thereunder. The Company is duly qualified or registered as a foreign limited liability company in each jurisdiction in which the ownership of its properties or the conduct of its business makes such qualification or registration necessary.

(vi) Each of the subsidiaries of the Company listed in Exhibit 15.1 to the Offering Statement (the "Subsidiaries") has to the extent described in the Offering Circular been duly organized and is validly existing as a corporation, limited liability company or partnership under the laws of the jurisdiction in which it has been organized with full power and authority to conduct the business in which it is engaged and is duly qualified or registered as a foreign corporation, limited liability company or partnership in each jurisdiction in which the ownership of its properties or the conduct of its business makes such qualification or registration necessary.

(vii) The Company has an authorized capital as set forth in the Offering Circular, and all of the interests in the Company have been duly and validly authorized and issued, are fully paid and nonassessable, and conform to the descriptions thereof in the Offering Circular.

(viii) There are not now outstanding and at the Closing Time there will be no options, warrants, or other agreements or preemptive, conversion, or other preferential purchase rights granted or issued by or binding upon the Company for the purchase or acquisition of any of the Notes other than as described in the Offering Circular or pursuant to this Agreement.

(ix) The Notes conform to the description thereof contained in the Offering Circular and such description conforms to the rights set forth in the instruments defining such rights. The certificates issued to evidence the Notes will be in due and proper form at the Closing Time.

(x) Each of this Agreement, the escrow agreement among the Company, the Placement Agent and First Community Bank & Trust, Greenwood, Indiana (the "Escrow Agent") in the form attached hereto as Exhibit A (the "Escrow Agreement") and the Indenture of Trust among the Company and First Community Bank & Trust, (the "Trustee") has been duly and validly authorized, executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties thereto, is a valid and binding agreement and is enforceable against the Company in accordance with its terms.

(xi) The execution and delivery of this Agreement, the Indenture of Trust and the Escrow Agreement (collectively, the "Operative Documents"), the performance of the obligations set forth herein or therein, and the consummation of the transactions contemplated hereby or thereby or in the Offering Circular do not and will not conflict with or result in a breach of any of the terms, conditions or provisions of, or constitute a default under or result in a violation of, (A) any of the Operative Documents; (B) the charter documents, articles of organization, operating agreements or other organizational documents of the Company or any Subsidiary; (C) any law, order, rule, or regulation of any court or governmental authority having jurisdiction over the Company, any Subsidiary, or any of their respective assets or properties; or (D) any bond, debenture, note, other evidence of indebtedness, contract, indenture, mortgage, loan agreement, lease, joint venture, or other agreement or instrument to which the Company or any Subsidiary is a party or by which they or any of them or any of their respective assets or properties are bound, which conflict, breach, default, or violation described in this clause (E) has had or would have a material adverse effect upon any of the transactions contemplated by the Operative Documents or the Offering Circular, or upon the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company or any Subsidiary except as described in or contemplated by the Offering Statement and Offering Circular.

(xii) No consent, approval, authorization, or order of any court or governmental agency or body is required in connection with the issuance, sale, or delivery of the Notes pursuant to this Agreement or the consummation of the transactions contemplated by the Operative Documents or the Offering Circular except such as may be required under the 1933 Act or the 1933 Act Regulations, state securities or "blue sky" laws, and as described in the Offering Circular.

(xiii) Since the respective dates as of which information is given in the Offering Statement and the Offering Circular, except as may otherwise be stated therein or contemplated thereby: (A) there has been no material adverse change in the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries, whether or not arising in the ordinary course of business; (B) no material casualty loss or material condemnation has occurred; (C) there have been no transactions entered into by the Company or any Subsidiary, other than those in the ordinary course of business, which are material with respect to the Company and the Subsidiaries; (D) there has been no dividend or distribution of any kind declared, paid, or made by the Company except as allowed under Section 4.07 of the Indenture; and (E) there has been no material change in the ownership of the equity of the Company or any Subsidiary.

(xiv) The Company and the Subsidiaries have good and marketable title to all real and personal property owned by them, free and clear of all liens, security interests, encumbrances, restrictions, equities, and claims except such as are described in the Offering Circular or such as do not materially adversely affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries. Any real property and improvements thereon and any personal property material to the business of the Company and the Subsidiaries held under lease by the Company and the Subsidiaries are held by them under a valid, subsisting, and enforceable lease with such exceptions as are not material and do not interfere with the use made and proposed to be made of such property by the Company and the Subsidiaries.

(xv) The Company and the Subsidiaries have all franchises, grants, authorizations, licenses, permits, consents, certificates, and orders ("licenses") necessary for each of them to conduct the business in which it is engaged, as described in the Offering Circular, except for any license the absence of which would not have a material adverse effect on the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries or the absence of which is described or contemplated in the Offering Circular. All such licenses are valid and in full force and effect and neither the Company nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such license.

(xvi) The Company and the Subsidiaries own, possess, or have the legal right to use all patents, patent rights, licenses, inventions, copyrights, know-how (including trade secrets and other unprotected or unpatentable proprietary or confidential information, systems, or procedures), trademarks, service marks, trade names, and other rights ("rights") necessary for or now employed by them in the conduct of their respective businesses as now operated by them, and none of them has received any notice of and, to the best knowledge of the Company and the Subsidiaries, there is no basis for any action for, alleged infringement of or conflict with asserted rights of others with respect to any of such rights.

(xvii) No labor dispute with the employees of the Company or any Subsidiary exists or, to the best knowledge of the Company and the Subsidiaries, is imminent; neither the Company nor any Subsidiary is aware of any existing or imminent labor disturbance by the employees of the Company or any Subsidiary that might be expected to result in any material adverse change in the earnings, business affairs, business prospects, or condition (financial or otherwise) of the Company and its Subsidiaries.

(xviii) Neither the Company nor any Subsidiary (A) is in violation of its articles of organization, operating agreement or other organizational document, or (B) is in violation of any law, order, rule, or regulation of any court or governmental authority having jurisdiction over the Company, any Subsidiary, or any of their respective assets or properties, or (C) is in default in the performance or observance of any other obligation, agreement, covenant, or condition contained in any bond, debenture, note, other evidence of indebtedness, contract, indenture, mortgage, loan agreement, lease, joint venture, or other agreement or instrument to which it is a party or by which any of its respective properties are bound, which default described in this clause (C) has had or could reasonably be expected to have a material adverse effect upon any of the transactions contemplated by the Operative Documents or the Offering Circular or upon the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries.

(xix) There is no action, suit, proceeding, or, to the best knowledge of the Company and the Subsidiaries, investigation before or by any court or governmental agency or body, domestic or foreign, now pending or, to the best knowledge of the Company and the Subsidiaries, threatened against or affecting the Company or any Subsidiary or any manager or officer of the Company or any Subsidiary or to which any of their respective assets or properties are subject, that is required to be disclosed in the Offering Statement (other than as disclosed therein), or if determined adversely to the Company or any Subsidiary or any such manager or officer would have a material adverse effect on the purchase and sale of the Notes or would result in any material adverse change in the earnings, business affairs, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries or would have a material adverse effect on the properties or assets of any of them; no pending legal or governmental proceeding or, to the best knowledge of the Company and the Subsidiaries, investigation to which the Company or any Subsidiary or any of their managers or officers is a party or to which any of their property is subject that is not described in the Offering Statement, including ordinary routine litigation incidental to their business, is, considered in the aggregate, material to any of them or their respective properties or assets; and there are no contracts or documents that are required to be described in the Offering Statement or the Offering Circular or to be filed as exhibits to the Offering Statement by the 1933 Act or by the 1933 Act Regulations that have not been so described or filed.

(xx) The Company, the managing member, each of the Subsidiaries of the Company listed in Exhibit 15.1 to the Offering Statement has not, within five (5) years prior to the filing of the Offering Statement and the Offering Circular (i) been convicted of any felony or misdemeanor in connection with the purchase or sale of any security or involving the making of any false filing with the Securities Exchange Commission; (ii) filed a registration statement which is subject to any pending proceeding or examination under Section 8 of the 1933 Act or has been the subject of any refusal order or stop order thereunder; (iii) been subject to any pending proceeding under Rule 258 or any similar rule adopted under Section 3(b) of the 1933 Act or to an order entered thereunder; (iv) been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily or preliminary restraining or enjoining, or been subject to any order, judgment or decree of any court of competent jurisdiction permanently restraining or enjoining such person from engaging or continuing any conduct or practice in connection with the purchase or sale of any security or involving the making of any false filing with the Commission; or (v) been subject to a United States Postal Service false representation order entered under 39 U.S.C.

§3005 or been subject to a temporary restraining order or preliminary injunction entered under 39 U.S.C. §3007 with respect to conduct alleged to have violated 39 U.S.C. §3005

(xxi) No manager, officer, general partner or beneficial owner of ten percent (10%) or more of the Company or the managing member has:

(a) been convicted within ten (10) years prior to the filing of the Offering Statement or Offering Circular of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of a false filing with the Commission or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer or investment advisor;

(b) within the past five (5) years been subject to any order, judgment or decree of any court of competent jurisdiction temporarily or preliminary enjoining or restraining, or is subject to any order, judgment, or decree of any court of competent jurisdiction permanently enjoining or restraining such person from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer or investment advisor;

(c) been subject to an order of the Commission pursuant to Section 15(b), 15B(a) or 15B(c) of the 1934 Securities Exchange Act of 1934 (the "1934 Act")or Section 203(e) or (f) of the 1940 Investment Advisors Act;

(d) been suspended or expelled from membership in, or suspended or barred from association with a member of, a national securities association registered under Section 15A of the 1934 Act for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade; or

(e) been subject to a United States Postal Service false representation order entered under 39 U.S.C. § 3005 within five (5) years prior to the filing of the Offering Statement or is subject to a restraining order or preliminary injunction entered under 39 U.S.C. § 3007 with respect to conduct alleged to have violated 39 U.S.C. § 3005

(xxii) Neither the Company nor its managing member has within the twelve (12) months before the start of and during this Offering received, and will not within the six (6) months subsequent to the completion of this Offering receive, cash or other consideration for the issuance of any securities in reliance upon Regulation A.

(b) Any certificate signed by any officer of the Company, and delivered to you or your counsel, shall be deemed a representation and warranty by the Company to you as to the matters covered thereby.

SECTION 3. <u>Representations and Warranties and Certain Covenants of the Placement Agent.</u> The Placement Agent represents and warrants and covenants with the Company that:

(a) It has not and will not offer the Notes for sale, or solicit any offers to buy any Notes, on the basis of any communications or documents relating to the Company or the Notes, other than the Offering Circular, including the appendices attached thereto, or any other document approved in writing as to form and substance by the Company and its counsel.

(b) It will offer the Notes for sale, or solicit offers to buy the Notes, only in such manner and in such circumstances as will, assuming the accuracy of the representations and warranties set forth in Section 2 hereof, (A) comply with all applicable provisions of the 1933 Act and the 1934 Act, and (B) as its counsel advises is in compliance with the securities or "blue sky" laws of each jurisdiction designated by the Company in accordance with the provisions of Section 5(g) hereof, which advice of such counsel (which shall be understood not to constitute an opinion of law) may be based upon an examination of the statutes and regulations, if any, of such jurisdictions as reported in standard compilations and upon interpretive advice obtained from representatives of certain securities commissions.

(c) It has been duly organized and is validly existing as a limited liability company under the laws of the state Indiana with full power and authority to enter into the Operative Documents and to perform its obligations hereunder and thereunder.

(d) This Agreement, when confirmed and accepted by it, will be duly authorized and executed and will be a valid and binding agreement and will be enforceable in accordance with its terms.

(e) It is a broker-dealer duly registered pursuant to the provisions of the 1934 Act, a member in good standing of the NASD, and a registered broker-dealer under the applicable statutes and regulations of the State of Indiana; and it will maintain such registration in good standing throughout the Offering Period and it will comply with all statutes and other requirements applicable to it with respect to its brokerage activities within such jurisdiction.

(f) Neither the Placement Agent nor any member, manager, director or officer of the Placement Agent has:

(i) been convicted within ten (10) years prior to the filing of the Offering Statement or Offering Circular of any felony or misdemeanor in connection with the purchase or sale of any security, involving the making of a false filing with the Commission or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer or investment advisor;

(ii) within the past five (5) years been subject to any order, judgment or decree of any court of competent jurisdiction temporarily or preliminary enjoining or restraining, or is subject to any order, judgment, or decree of any court of competent jurisdiction permanently enjoining or restraining such person from engaging in or continuing any conduct or practice in connection with the purchase or sale of any security, involving the making of a false filing with the Commission, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer or investment advisor;

(iii) been subject to an order of the Commission pursuant to Section 15(b), 15B(a) or 15B(c) of the 1934 Act or Section 203(e) or (f) of the 1940 Investment Advisors Act;

(iv) been suspended or expelled from membership in, or suspended or barred from association with a member of, a national securities association registered under Section 15A of the 1934 Act for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade;

(v) been subject to a United States Postal Service false representation order entered under 39 U.S.C. § 3005 within five (5) years prior to the filing of the Offering Statement or is subject to a restraining order or preliminary injunction entered under 39 U.S.C. § 3007 with respect to conduct alleged to have violated 39 U.S.C. § 3005;

(vi) been covered by any registration statement which is the subject of any pending proceeding or examination under

Section 8 of the 1933 Act or is the subject of any refusal order or stop order within five (5) years prior to the filing of the Offering Statement of Offering Circular; or

(vii) been covered by any filing which is subject to any pending proceeding under Rule 258 or any similar rule adopted under Section 3(b) of the 1933 Act, or to an order entered thereunder within five (5) years prior to the filing of the Offering Statement.

SECTION 4. Offering and Sale of Notes; Closing; Placement Agent Fee.

(a) Each Subscriber desiring to purchase Notes shall be required after the Offering Statement becomes qualified, to deliver a check in full payment for the Notes subscribed for by such Subscriber payable to the Davis Homes, LLC Escrow Account, to the Placement Agent.

(b) Promptly after the Placement Agent has determined that a Subscriber's payment has been completed and delivered in accordance with the requirements therefor, and in any event not later than 12 o'clock noon on the first business day following receipt, such Subscriber's payment shall be deposited in the escrow account established pursuant to the Escrow Agreement (the "Escrow Account") to be held in accordance with the Escrow Agreement; provided, however, that the Company or the Placement Agent may elect not to accept all or part of a Subscriber's payment in which case the Company shall notify the Subscriber in writing of such fact, promptly after such election, and (i) if the Company has determined to reject all of a Subscriber's payment, the Placement Agent or the Escrow Agent, as the case may be, shall promptly return the Subscriber's funds for payment of the investment price, or (ii) if the Company has determined to reject part of an Subscriber's payment, the Placement Agent shall deposit such Subscriber's payment in the Escrow Account and instruct the Escrow Agent to issue a check to the Subscriber to return the portion of the Subscriber's payment attributable to the rejected portion of such investment.

(c) Interest, if any, earned on funds deposited in the Escrow Account will be distributed to Subscribers in accordance with the Escrow Agreement, as soon as practicable after the Closing or return of such Subscribers' funds, as the case may be.

(d) Subscribers may terminate their subscriptions or withdraw their funds from the Escrow Account up and until the Closing Date upon their written notification of the Placement Agent.

(e) If, on or prior to the Offering Termination Date, a minimum of $2,650,000 in Notes have been subscribed for and all other conditions specified in Sections 7 and 8 hereof have been satisfied or waived and all other conditions for disbursement of funds set forth in the Escrow Agreement have been satisfied, then, prior to [ ], 2003 and on or before the earlier to occur of (i) the fifteenth full business day after the Offering Termination Date and (ii) any date agreed upon by the Company and you as the date for the closing of the sale of the Notes (the "Closing"), payment shall be made to the Company of the purchase price for the Notes for which you have obtained Subscribers, and the Company shall deliver, promptly after the Closing, to each such Subscriber a certificate evidencing the Notes purchased by such Subscriber. The Closing shall take place at such place and time (the "Closing Time") as shall be agreed upon between you and the Company.

(f) If, on or prior to the Offering Termination Date, a minimum of $2,650,000 in Notes have not been subscribed for, or all of the conditions specified in Sections 7 and 8 hereof have not been satisfied or waived or the conditions for disbursement of funds set forth in the Escrow Agreement have not been satisfied or waived, all funds received from subscribers shall be promptly returned to them as specified in the Escrow Agreement.

(g) The amount of Subscribers' funds in the Escrow Account attributable to the purchase price of the Notes shall be released to the Company if, and only if, all of the conditions to Closing set forth in Sections 7 and 8 hereof shall have been satisfied or waived and all other conditions for disbursement of such funds set forth in the Escrow Agreement have been satisfied. Any funds received with respect to subscriptions that are rejected in whole or in part shall be returned (to the extent any such subscription has been rejected) to the Subscriber, together with interest earned thereon, if any, as soon as practicable as provided in the Escrow Agreement and, in any event, within ten (10) business days after rejection of such subscription.

(h) Upon consummation of the offering, the Company shall pay or cause to be paid to you as compensation for your services a commission equal to (i) a structuring fee for the sale of Notes computed at the rate of $20,000 per $1,000,000 in Notes sold ($53,000 at the minimum and $100,000 at the maximum) plus (ii) 5.5% of the gross proceeds of the sale of the Notes. Such payment shall be made at the Closing Time by certified or official bank check in immediately available funds payable to your order.

SECTION 5. **Certain Covenants.** The Company covenants with you as follows:

(a) The Company will use its best efforts to cause the Offering Statement to become qualified as promptly as possible and will notify you immediately and confirm the notice in writing (i) of the qualification of the Offering Statement and any amendment thereto, (ii) of the receipt of any comments from the Commission after the date hereof, (iii) of any request by the Commission for any amendment to the Offering Statement or any amendment or supplement to the Offering Circular or for additional information after the date hereof, and (iv) of the issuance by the Commission of any stop order suspending the qualification of the Offering Statement or of any order preventing or suspending the use of the Offering Circular, or of the suspension of the qualification of the Notes for offering or sale in any jurisdiction, or of the initiation or threatening by the Commission or other governmental authority of any proceeding or investigation for any of such purposes. The Company will use its best efforts to prevent the issuance of any such stop order or of any order preventing or suspending such use and, if any such order shall at any time be issued, to obtain the lifting thereof at the earliest possible moment.

(b) The Company will give you notice of its intention to file any amendment to the Offering Statement or any amendment or supplement to the Offering Circular and will not file any such amendment or supplement to which you or your counsel shall object.

(c) The Company will deliver to you, as soon as available, as many signed copies of the offering statement as originally filed and of each amendment thereto (including exhibits and documents filed therewith and signed copies of all consents and certificates of experts) as you may reasonably request, and will also deliver to you as many conformed copies of the offering statement as originally filed and of each amendment thereto as you may reasonably request.

(d) The Company will deliver to you, from time to time, before the offering statement becomes qualified, as many copies of the preliminary offering circular and any amended preliminary offering circular as you may reasonably request, and as soon as the Offering Statement becomes qualified and thereafter from time to time during the period when the Offering Circular is required to be delivered under the 1933 Act, such number of copies of the Offering Circular (as amended or supplemented) as you may reasonably request for the purposes contemplated by the 1933 Act or the 1933 Act Regulations.

(e) During the period when the Offering Circular is required to be delivered under the 1933 Act, the Company will comply, at its own expense, with all requirements imposed upon it by the 1933 Act and the 1933 Act Regulations, the 1934 Act, and the rules and regulations of the Commission under the 1934 Act, as from time to time in force, so far as necessary to permit the completion of the offering of the Notes as contemplated hereby and in the Offering Circular.

(f) If any event shall occur as a result of which it is necessary, in the opinion of either counsel for the Company or your counsel, to amend or supplement the Offering Circular in order to make the Offering Circular not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at the time the Offering Circular is delivered to a Subscriber, not misleading or in order to otherwise comply with the 1933 Act, 1993 Act Regulations or the 1934 Act, or if, during the period when the Offering Circular is required to be delivered under the 1933 Act, it is necessary to amend the Offering Statement or to amend or supplement the Offering Circular to comply with the 1933 Act or the 1933 Act Regulations, the Company will notify you promptly thereof and will forthwith amend or supplement the Offering Circular (in form and substance satisfactory to your counsel) so that, as amended or supplemented, the Offering Circular or Offering Statement, as the case may be, will comply with the 1933 Act and the 1933 Act Regulations and will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances existing at the time it is delivered to a Subscriber, not misleading, and will use its best efforts to cause any such amendment or supplement to become qualified, and the Company will furnish to you copies of such amendment or supplement pursuant to Section 5(c) hereof. For the purposes of this subsection, the Company will furnish such information with respect to itself as you may from time to time reasonably request.

(g) The Company will endeavor in good faith, in cooperation with you, to qualify the Notes for offering and sale under the applicable securities or "blue sky" laws of Indiana and each other jurisdiction agreed upon by you and the Company, to the extent required under the laws of such jurisdiction. In each jurisdiction where the Notes shall be so qualified, the Company will make and file such statements and reports as are or may be required by the laws of such jurisdiction to continue such qualification in effect for a period of not less than one year from the qualified date of the Offering Statement.

(h) Subject to the terms hereof and thereof, the Company will do and perform all things required to be done or performed by it prior to the Closing Time pursuant to the Operative Documents.

(i) The Company will use the proceeds from the sale of the Notes in the manner specified in the Offering Circular under the caption "Use of Proceeds."

(j) The Company will make generally available to the Trustee and the Placement Agent as soon as practicable, but not later than 45 days after the close of the period covered thereby, an earnings statement (in form complying with the provisions of Section 11(a) of the 1933 Act and Rule 158 under the 1933 Act Regulations) covering a period of twelve (12) months beginning not later than the first day of the Company's fiscal quarter next following the qualification date of the Offering Statement. The Placement Agent will deliver such earnings statement to the holders of the Notes upon written request by the individual holders.

(k) The Company will file with the Commission such reports on Form 2-A as may be required pursuant to Rule 463 under the 1933 Act and the 1933 Act Regulations and will submit to you, as soon as practicable after the filing thereof, sufficient copies of such reports.

SECTION 6. Expenses. Whether or not the transactions contemplated by this Agreement are consummated or this Agreement subsequently is terminated, the Company shall pay all costs and expenses incident to the performance of the obligations of the Company under this Agreement, including, without limitation, all costs and expenses in connection with (a) the issuance, sale, and delivery of the Notes pursuant to this Agreement (including all transfer and other taxes, if any, payable thereon); (b) the filing, printing, duplication, and delivery of the offering statement as originally filed and each amendment thereto (including all exhibits thereto), each preliminary Offering Circular, the Offering Circular and any amendments thereof and supplements thereto, the "blue sky" memorandum, this Agreement, and other documents supplied to the Placement Agent in connection with the offering; (c) the fees and disbursements of counsel and accountants for the Company; and (d) the filing fees and expenses incurred in connection with qualifying the Notes under the laws of certain jurisdictions as aforesaid and in connection with the review of the terms of the offering by the NASD, including the fees and disbursements of your counsel in connection therewith and in connection with any "blue sky" survey or memorandum.

Whether or not the transactions contemplated by this Agreement are consummated or this Agreement subsequently is terminated, the Company also shall reimburse the Placement Agent, on an actual, accountable, out-of-pocket basis (and exclusive of the fees and commissions provided for in Section 4) for the cost of Placement Agent's legal counsel not to exceed $49,000.

SECTION 7. **Conditions of Placement Agent Obligations.** The obligations of the Placement Agent hereunder and the occurrence of the Closing hereunder, are subject to the accuracy, as of the date hereof and the Closing Time (as if made at the Closing Time), of the representations and warranties of the Company herein contained, to the performance by the Company of its obligations hereunder, and to the following further conditions:

(a) The Offering Statement shall initially become qualified by the Commission not later than 5:00 P.M., Indianapolis, Indiana time on March 15, 2003, or at such later time and date as may be agreed to in writing between you and the Company; and, at the Closing Time, (i) no stop order suspending the qualification of the Offering Statement shall have been issued under the 1933 Act, (ii) no proceeding relating to the accuracy or completeness of the Offering Statement or the Offering Circular or that might result in suspension of the use of the Offering Statement or Offering Circular shall have been initiated or threatened by the Commission, and (iii) all requests for additional information on the part of the Commission shall have been complied with to your reasonable satisfaction.

(b) At Closing Time the Placement Agent shall have received:

(i) The favorable opinion of C. Richard Davis, counsel for the Company, dated as of the Closing Time, in form and substance satisfactory to the Placement Agent, to the effect that:

> (A) The Company has been duly organized and is validly existing under the laws of Indiana with full power and authority to conduct the business in which it is engaged as described in the Offering Circular and to enter into the Operative Documents to which it is a party and to perform its obligations hereunder and thereunder.
>
> (B) The Company is duly qualified or registered as a foreign limited liability company in each jurisdiction in which the ownership of its properties or

the conduct of its business make such qualification or registration necessary.

(C) Each Subsidiary has been duly organized and is validly existing under the laws of the jurisdiction in which it has been organized with full power and authority to conduct the business in which it is engaged as described in the Offering Circular.

(D) Each Subsidiary is duly qualified or registered as a foreign limited liability company or partnership in each jurisdiction in which the ownership of its properties or the conduct of its business make such qualification or registration necessary.

(E) There are no options, warrants, or other agreements or preemptive, conversion, or other preferential purchase rights granted or issued by or binding upon the Company for the purchase or acquisition of any of the Notes other than as described in the Offering Circular or pursuant to this Agreement.

(F) The Notes conform to the description thereof contained in the Offering Circular and Indenture of Trust and the certificates to be issued to evidence the Notes are in due and proper form.

(G) This Agreement has been duly and validly authorized, executed, and delivered by the Company and, assuming due authorization, execution and delivery by the other party or parties hereto, is a valid and binding agreement and is enforceable against the Company in accordance with its terms.

(H) The Escrow Agreement has been duly and validly authorized, executed, and delivered by the Company and, assuming due authorization, execution and delivery by the other party or parties hereto, is a valid and binding agreement and is enforceable against the Company in accordance with its terms.

(I) The Indenture of Trust has been duly and validly authorized, executed, and delivered by the Company and, assuming due authorization, execution and delivery by the other party or parties hereto, is a valid and binding agreement and is enforceable against the Company in accordance with its terms.

(J) The execution and delivery of the Operative Documents, the performance of the obligations set forth herein or therein, and the consummation of the transactions contemplated hereby or thereby or in the Offering Circular do not and will not conflict with or result in a breach of any of the terms, conditions, or provisions of, or constitute a default under or result in a violation of, (i) any of the Operative Documents; (ii) the charter documents, articles of organization, operating agreement, or other organizational documents of the Company or any Subsidiary; (iii) any law, order, rule, or regulation of any court or governmental authority having jurisdiction over the Company, any Subsidiary, or any of their respective assets or properties; or (iv) to the best knowledge of such counsel, any bond, debenture, note, other evidence of indebtedness, contract, indenture, mortgage, loan agreement, lease, joint venture, or other agreement or instrument to which the Company or any Subsidiary is a party or by which they or any of them or any of their respective assets or properties are bound, which conflict, breach, default, or violation described in this clause (iv) has had or would have a material adverse effect upon any of the transactions contemplated by the Operative Documents or in the Offering Circular, or upon the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company or any Subsidiary.

(K) No consent, approval, authorization, or order of any court or governmental agency or body is required in connection with the issuance, sale, or delivery of the Notes pursuant to this Agreement or the consummation of the transactions contemplated by the Operative Documents or the Offering Circular except such as may be required under the 1933 Act, the 1933 Act Regulations, state securities or "blue sky" laws, and as described in the Offering Circular.

(L) To the best knowledge of such counsel, the Company and the Subsidiaries have all franchises, grants, authorizations, licenses, permits, consents, certificates, and orders ("licenses") necessary for each of them to conduct the business in which it is engaged, as described in the Offering Circular, except for any license the absence of which would not have a material adverse effect on the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries and except as described in the Offering Statement and the Offering Circular. To the best knowledge of such counsel, all such licenses are valid and in full force and effect.

(M) Neither the Company nor any Subsidiary (i) is in violation of its articles of organization, operating agreement or other organizational documents, or, to the best knowledge of such counsel, (ii) is in violation of any law, order, rule, or regulation of any court or governmental authority having jurisdiction over the Company, any Subsidiary, or any of their respective assets or properties, or (iii) is in default in the performance or observance of any other obligation, agreement, covenant, or condition contained in any bond, debenture, note, other evidence of indebtedness, contract, indenture, mortgage, loan agreement, lease, joint venture, or other agreement or instrument to which it is a party or by which any of its respective properties are bound, which default described in this clause (iii) has had or would have a material adverse effect upon any of the transactions contemplated by the Operative Documents or in the Offering Circular or upon the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries.

(N) There is no action, suit, proceeding, or, to the best knowledge of such counsel, investigation before or by any court or governmental agency or body, domestic or foreign, now pending or, to the best knowledge of such counsel, threatened against or affecting the Company or any Subsidiary or any manager or officer of the Company or any Subsidiary or to which any of their respective assets or properties are subject, that is required to be disclosed in the Offering Statement (other than as disclosed therein), or if determined adversely to the Company or any Subsidiary or any such manager or officer would have a material adverse effect on the purchase and sale of the Notes or would result in any material adverse change in the earnings, business affairs, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries or would have a material adverse effect on the properties or assets of any of them.

(O) There is no pending legal or governmental proceeding or, to the best knowledge of such counsel, investigation to which the Company or any Subsidiary or any of their managers or officers is a party or to which any of their property is subject that is not described in the Offering Statement, including ordinary routine litigation incidental to their business, that is, considered in the aggregate, material to any of them or their respective properties or assets.

(P) There are no contracts or documents that are required to be described in the Offering Statement or the Offering Circular or to be filed as exhibits to the Offering Statement by the 1933 Act or by the 1933 Act Regulations that have not been so described or filed.

(Q) Neither the Company nor any Subsidiary is an "investment company," as that term is defined in the Investment Company Act of 1940, as amended, or is subject to regulation under such Act.

(R) The Offering Statement is qualified under the 1933 Act Regulations and, to the best knowledge of such counsel, no stop order suspending the qualification of the Offering Statement has been issued under the 1933 Act or proceedings for that purpose initiated or threatened by the Commission.

(S) At the time the Offering Statement initially became qualified and at the time any post-qualification amendment thereto became qualified, the Offering Statement and the Offering Circular (except as to the financial statements and other financial and statistical information included therein, as to which no opinion need be rendered) complied as to form in all material respects with the requirements of the 1933 Act

Regulations, Form 1-A under the 1933 Act Regulations and the 1933 Act.

(T) The provisions of the articles of organization and operating agreement of the Company, as in effect on the date of the Offering Circular, are valid and enforceable under the laws of Indiana.

(U) Such counsel has reviewed the statements in the Offering Circular under the caption "Description of the Subordinated Notes" and such statements are correct and complete in all material respects and constitute a fair presentation of all information purported to be set forth therein.

In addition, such counsel shall state that such counsel has participated in the preparation of the Offering Statement and the Offering Circular and each amendment or supplement thereto and that no facts have come to such counsel's attention that lead such counsel to believe that the Offering Statement (other than the financial statements and other financial and statistical information included therein, as to which such counsel need express no belief), at the time the Offering Statement initially became qualified or at the time any post-qualified amendment thereto became qualified, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Offering Circular (other than the financial statements and other financial and statistical information included therein, as to which such counsel need express no belief), at the time the Offering Statement initially became qualified or at the time any post-qualified amendment thereto became qualified or at the Closing Time, contained an untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

In giving its opinion, such counsel may rely as to matters of law other than federal law and the laws of Indiana upon an opinion or opinions of other counsel satisfactory to you and addressed and delivered to you at the Closing Time, which opinion or opinions shall be in form and substance satisfactory to you or to your counsel.

The opinions expressed in paragraphs ((G), (H), (I) and (J) above as to the enforceability of the documents referred to therein may be qualified to the extent that such enforceability may be limited by bankruptcy, insolvency, reorganization, liquidation, moratorium, and other similar laws affecting the rights and remedies of creditors generally. Moreover, such counsel may state in its opinion that the enforceability of such documents is subject to general principles of equity (regardless of whether such enforceability is considered in proceedings in equity or at law).

(ii) The favorable opinion of your counsel, dated as of Closing Time, with respect to the Offering Statement, the Offering Circular, and such other matters as you may reasonably require. In giving their opinion, such counsel may rely (without making other investigations with respect thereto) upon the opinion delivered pursuant to Section 7(b)(i) hereof.

(c) At the time the Offering Statement initially became qualified, you shall have received from Katz, Sapper & Miller, LLP a letter dated such date, in form and substance as attached on Exhibit "B".

(d) At Closing Time you shall have received from Katz, Sapper & Miller, LLP a letter, dated as of Closing Time, in form and substance satisfactory to you, to the effect that it reaffirms the statements made in the letter furnished by it pursuant to subsection (c) of this Section, except that the specified date referred to shall be a date not more than five business days prior to Closing Time.

(e) At Closing Time you shall have received a memorandum, addressed to you, prepared by your counsel and relating to the securities or "blue sky" laws of the jurisdictions designated by the Company in accordance with the provisions of Section 5(g) hereof, supplying information concerning the extent to which and conditions upon which offers made by the Offering Circular and sale of the Notes sold at Closing Time will be in compliance with such securities or "blue sky" laws and indicating the "blue sky" action, if any, that was taken in each of such jurisdictions so as to permit such offers and sales indicated in such survey. Such memorandum (which shall be understood not to constitute an opinion of law) may be based upon an examination of the statutes and regulations, if any, of such jurisdictions as reported in standard compilations and upon interpretive advice obtained from representatives of certain securities commissions.

(f) At the Closing Time, you shall have received a written certification from the appropriate officers of the Company as to the accuracy and completeness of the Offering Circular and the Offering Statement.

(g) At Closing Time, there shall not have been, since the respective dates as of which information is given in the Offering Statement and the Offering Circular, any material adverse change in the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company and the Subsidiaries, or any casualty loss or material condemnation that would have a material adverse effect on the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company or its Subsidiaries, whether or not arising in the ordinary course of business, or that would materially adversely affect the purchase or sale of the Notes, and you shall have received a certificate of the President or Executive Vice President of the managing member of the Company, dated as of Closing Time, to the effect, to the best knowledge of such officer, that (i) there has been no such material adverse change, (ii) the representations and warranties in Section 2 are true and correct with the same force and effect as though expressly made at and as of Closing Time, (iii) the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied at or prior to Closing Time, and (iv) all conditions to the obligations of the Placement Agent and the Closing under this Section 7 have been and are satisfied at and as of the Closing Time.

(h) If any of the conditions specified in this Section 7 shall not have been fulfilled when and as required to be fulfilled, this Agreement and all of your obligations hereunder may be terminated by you by notifying the Company of such termination in writing or by telegram at any time at or prior to Closing Time and any such termination shall be without liability of any party to any other party, except that the provisions of Sections 6, 9, and 10 hereof shall survive such termination.

SECTION 8. Conditions of the Company's Obligations. The obligations of the Company to close hereunder are subject: (i) to the accuracy of the representations and warranties of the Placement Agent contained herein, which must be true and correct as of the date hereof and at Closing Time; (ii) to the performance by the Placement Agent of its obligations hereunder; and (iii) to the obtaining of legally valid and binding subscriptions for at least $2,650,000 in Notes and receipt by the Escrow Agent of full payment of the purchase price for such Notes on or before the Offering Termination Date. If any of the conditions specified in this Section 8 shall not have been fulfilled when and as required to be fulfilled, this Agreement and all obligations of the Company hereunder may be terminated by the Company by notifying you of such termination in writing or by telegram at any time at or prior to Closing Time, and any such termination shall be without liability of any party to any other party, except that the provisions of Sections 6, 9, and 10 hereof shall survive such termination.

SECTION 9. Indemnification. (a) The Company agrees to indemnify and hold harmless the Placement Agent, and each person, if any, who controls the Placement Agent within the meaning of Section 15 of the 1933 Act, as follows:

(i) against any and all loss, liability, claim, damage, and expense whatsoever arising out of any untrue statement or alleged untrue statement of a material fact contained in the Offering Statement (or any amendment thereto), or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact contained in any offering circular or the Offering Circular (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading;

(ii) against any and all loss, liability, claim, damage, and expense whatsoever to the extent of the aggregate amount paid in settlement of any litigation or of any investigation or proceeding by any governmental agency or body, commenced or threatened, or by any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, if such settlement is effected with the written consent of the Company; and

(iii) against any and all expense whatsoever (including, subject to Section 9(c), the fees and disbursements of counsel chosen by you) reasonably incurred in investigating, preparing, or defending against any litigation or investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above; provided, however, that this indemnity agreement does not apply to any loss, liability, claim, damage, or expense to the extent, but only to the extent, arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information contained in the Section of the offering circular captioned "Underwriting" furnished to the Company by or on behalf of you expressly for use in the Offering Statement (or any amendment thereto) or any preliminary Offering Circular or the Offering Circular (or any amendment or supplement thereto).

(b) The Placement Agent agrees to indemnify and hold harmless the Company and each manager or officer of the Company who signed the Offering Statement, and each person, if any, who controls the Company, within the meaning of Section 15 of the 1933 Act, against any and all loss, liability, claim, damage, and expense described in the indemnity agreement contained in subsection (a) of this Section, but only with respect to and to the extent arising out of untrue statements or omissions, or alleged untrue statements or omissions, made in the Offering Statement in reliance upon and in conformity with written information contained in the section of the Offering Circular captioned "Underwriting" furnished to the Company by the Placement Agent expressly for use in the Offering Statement or any preliminary offering circular or the Offering Circular.

(c) Each indemnified party shall give prompt written notice to the indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder by an indemnified party. Failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability that it may have otherwise than on account of this Agreement. After such notice, if an indemnifying party shall acknowledge in writing to such indemnified party that such indemnifying party shall be liable under this Section 9 for all loss, liability, claim, damage, and expense of the indemnified party in connection with such action, such indemnifying party may participate at its own expense in the defense of such action. If it so elects within a reasonable time after receipt of such notice, an indemnifying party may assume the defense of such action with counsel chosen by it and approved by the indemnified parties defendant in such action, unless such indemnified parties reasonably object to such assumption on the ground that the named parties to any such action (including any impleaded parties) include both such indemnified parties and the indemnifying party and such indemnified parties reasonably believe that there may be legal defenses available to them which are different from or in addition to those available to such indemnifying party. If an indemnifying party shall have assumed the defense of such action in accordance with the preceding sentence, the indemnifying party shall not be liable for any fees and expenses of counsel for the indemnified parties incurred thereafter in connection with such action. In no event shall an indemnifying party be liable for fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) for all indemnified parties in connection with any one action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. All such fees and expenses of counsel for indemnified parties that the indemnifying party shall be responsible to reimburse shall be reimbursed as they are incurred.

SECTION 10. **Contribution.** In order to provide for just and equitable contribution in circumstances in which the indemnity agreement provided for in Section 9 is for any reason held to be unenforceable by a court of competent jurisdiction, although applicable in accordance with its terms, the Company, on the one hand, and the Placement Agent, on the other hand, shall contribute to the aggregate losses, liabilities, claims, damages, and expenses of the nature contemplated by such indemnity agreement incurred by the Company and the Placement Agent (a) in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Placement Agent, on the other, from the offering of the Notes or (b) if the allocation provided by clause (a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (a) above but also the relative fault (as determined by a court of competent jurisdiction or a panel of arbitration) of the Company, on the one hand, and the Placement Agent, on the other, in connection with the statements or omissions that resulted in such losses, liabilities, claims, damages, and expenses, as well as any other relevant equitable considerations. The relative benefits received by the Company, on the one hand, and the Placement Agent, on the other, shall be deemed to be in the same proportions as the total proceeds from the offering (before deducting expenses) received by the Company bear to the total commissions received by the Placement Agent. The relative fault of the Company, on the one hand, and the Placement Agent, on the other, shall be determined by reference to, and among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the Company, on the one hand, or by the Placement Agent, on the other, and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

The parties agree that it would not be just or equitable if contribution pursuant to this Section 10 were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraph. Notwithstanding the provisions of this Section 10, the Placement Agent shall not be required to contribute any amount in excess of the commissions received by the Placement Agent from the sale of Notes. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section, each person, if any, who controls the Placement Agent within the meaning of Section 15 of the 1933 Act shall have the same rights to contribution as the Placement Agent and each manager or officer of the Company who signed the Offering Statement, and each person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act shall have the same rights to contribution as the Company.

SECTION 11. Survival of Representations, Warranties and Agreements. All representations, warranties, and agreements contained in this Agreement or contained in certificates of the Company submitted pursuant hereto, shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of the Placement Agent or any controlling person of the Placement Agent, or by or on behalf of the Company, and shall survive Closing Time.

SECTION 12. Effective Date of this Agreement and Termination Thereof.

(a) This Agreement shall become effective immediately upon acceptance and delivery hereof by the Placement Agent.

(b) The Placement Agent may terminate this Agreement by notice to the Company at any time at or prior to Closing Time in accordance with the provisions of Section 7 hereof or (i) if there has been, since the respective dates as of which information is given in the Offering Statement, any material adverse change in the earnings, business affairs, properties, business prospects, or condition (financial or otherwise) of the Company or the Subsidiaries, whether or not arising in the ordinary course of business, as in the judgment of the Placement Agent would make it inadvisable to proceed with the offering, sale, or delivery of the Notes; or (ii) if there has occurred any outbreak of hostilities or other calamity or crisis the effect of which on the financial markets of the United States is such as to make impractical, in your judgment, the offering, sale, or delivery of the Notes.

(c) The Company may terminate this Agreement by notice to the Placement Agent in accordance with the provisions of Section 8 hereof.

(d) Any termination of this Agreement shall be without liability of any party to any other party, except that the provisions of Sections 6, 9, and 10 hereof shall survive such termination.

(e) Notice of termination of this Agreement pursuant to subsection (b) of this Section, shall be given by telephone, facsimile, or telegram and confirmed in writing in accordance with Section 13 hereof.

SECTION 13. Notices. Except as herein otherwise provided, all communications hereunder shall be in writing and, if sent to the Placement Agent, shall be mailed, delivered via messenger or facsimile, or telegraphed and confirmed to Indiana Securities, LLC, 1705 North Meridian Street, Indianapolis, Indiana 46202, or if sent to the Company, shall be mailed, delivered, telecopied, or telegraphed and confirmed at 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240, Attention: C. Richard Davis.

SECTION 14. Parties. This Agreement shall inure to the benefit of and be binding upon the Placement Agent, the Company, and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm, or corporation, other than the parties hereto and their respective successors and the controlling persons and the managers and officers referred to in Sections 9 and 10 hereof, any legal or equitable right, remedy, or claim under or in respect of this Agreement or any provision herein contained; this Agreement and all conditions and provisions hereof being intended to be and being for the sole and exclusive benefit of the parties hereto and their respective successors and such controlling persons and officers and directors, and for the benefit of no other person, firm, or corporation.

SECTION 15. **Entire Contract; Governing Law.** This Agreement and the Escrow Agreement contain all of the representations and the entire contract between the parties hereto and supersede any previous agreement between the parties with respect to the matter contained herein, oral or written. This Agreement shall be governed by the laws of the State of Indiana (other than the choice of law rules thereof).

If the foregoing is in accordance with your understanding of our agreement, please sign and return to us a counterpart hereof, whereupon this instrument together with all counterparts will become a binding agreement between the Company and you in accordance with its terms.

Very truly yours,
DAVIS HOMES, LLC

By: Davis Holding Corporation,
Managing Member

By:________________________
C. Richard Davis
Executive Vice President

Confirmed and accepted as of the date first above written:

INDIANA SECURITIES, LLC

By: ____________________
Frank D. Neese, Managing Member

Exhibit 2.1

Articles of Organization of Davis Homes, LLC

ARTICLES OF ORGANIZATION

OF

DAVIS HOMES, LLC.

COPY

The undersigned organizer, desiring to form a limited liability company (the "Company") pursuant to the provisions of the Indiana Business Flexibility Act, as amended (the "Act"), executes the following Articles of Organization.

ARTICLE I

Name

The name of the Company is "Davis Homes, LLC."

ARTICLE II

Registered Office and Registered Agent

Section 2.1. Registered Office. The address of the Registered Office of the Company is 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240.

Section 2.2. Registered Agent. The name and address of the Company's registered agent for service of process is Ronald F. Shady, Jr., Esq., 135 North Pennsylvania Street, 2000 First Indiana Plaza, Indianapolis, Indiana 46204.

ARTICLE III

Period of Existence

Section 3.1. The period during which the Company shall continue is perpetual until the occurrence of an "Event of Dissociation" (as defined below), unless the business of the Company is continued by the consent of a Majority in Interest of the Members (defined as remaining Members whose percentage interests in both profits and capital total more than fifty percent (50%)) obtained within ninety (90) days after the occurrence of such event. "Event of Dissociation" means:

(a) the bankruptcy, dissolution and/or commencement of winding up of a Member.

(b) the withdrawal of a Member from the Company.

(c) when a Member ceases to be a Member by reason of the transfer of such Member's interest in the Company.

(d) the death or incompetency of a Member who is an individual.

ARTICLE IV

Management

Management of the business and affairs of the Company is vested in Davis Holding Corporation, an Indiana corporation, who is and shall be the sole "Manager" of the Company as provided in I.C. 23-18-1-14 and I.C. 23-18-4-1 of the Act.

ARTICLE V

Amendment of Articles

The Company reserves the right to amend, alter, change or repeal any provision contained in these Articles, or in any amendment hereto, or to add any provision to these Articles or to any amendment hereto, in any manner now or hereafter prescribed or permitted by the provisions of the Act or any amendment thereto; provided that the written consent is first obtained of the Members whose aggregate percentage interests in the Company total one hundred percent (100%) of the aggregate percentage interests in the Company.

IN WITNESS WHEREOF, the undersigned, being the sole organizer of the Company, hereby executes these Articles and verifies subject to the penalties of perjury that the facts contained herein are true.

By [signature]
Ronald F. Shady, Jr.

This instrument prepared by Ronald F. Shady, Jr., Attorney at Law, Klineman, Rose and Wolf, 135 North Pennsylvania Street, 2000 First Indiana Plaza, Indianapolis, Indiana 46204-2456; (317) 264-5000.

Exhibit 2.2

Operating Agreement of Davis Homes, LLC

DRAFT

OPERATING AGREEMENT
OF
DAVIS HOMES, LLC

This Operating Agreement (the "Agreement") for DAVIS HOMES, LLC (the "Company") is entered into and shall be effective as of the ____ day of December, 1994, by and among DAVIS HOLDING CORPORATION, an Indiana corporation, DAVIS INVESTMENTS, L.P., an Indiana limited partnership, and ELLER RUN DEVELOPMENT CORPORATION, an Indiana corporation, pursuant to the provisions of the Indiana Business Flexibility Act, on the following terms and conditions:

ARTICLE I
THE COMPANY

1.1 Formation. The parties hereto do hereby form a limited liability company (the "Company") for the purpose of conducting business within the State of Indiana and shall cause Articles of Organization for the Company to be filed with the Indiana Secretary of State. The Company and this Agreement shall become effective upon the filing of the Articles of Organization, pursuant to, in accordance with, and for purposes of, the provisions of the Act.

1.2 Name. The name of the Company shall be DAVIS HOMES, LLC and all business of the Company shall be conducted in such name and/or under the such other names as may be lawfully approved and adopted by the Company.

1.3 Purpose. The purposes of the Company shall be as follows:

(a) To own, develop, construct, hold, sell, finance, refinance and otherwise deal with residential and/or commercial real property;

(b) To deal in services and take other appropriate steps to further the financial interests of the Company;

(c) To enter partnership agreements in the capacity of a General Partner or a Limited Partner, to become a member of a joint venture or a limited liability company, or to participate in some other form of syndication for investment; and

(d) To engage in any other lawful business or activity.

1.4. Place of Business. The principal place of business of the Company shall be located at 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240 or at such other place in the State of Indiana as may be approved by the Members.

1.5 Term. The term of the Company shall commence on the date the Articles of Organization are filed and shall be perpetual, unless earlier terminated or liquidated in accordance with the terms of this Agreement.

1.6 Statutory Compliance. The Company shall exist under and be governed by, and this Agreement shall be construed in accordance with, the applicable laws of the State of Indiana. The Members shall make all filings and disclosures required by, and shall otherwise comply with, all such laws. The Members shall execute and file in the appropriate records any assumed or fictitious name certificates and other documents and instruments as may be necessary or appropriate with respect to the formation of, and conduct of business by, the Company, including, but not limited to, the filing of the Articles of Organization.

1.7 Title to Property. All real and personal property owned by the Company shall be owned by the Company as an entity and no Member shall have any ownership interest in such property in its individual name or right, and each Member's interest in the Company shall be personal property for all purposes. The Company shall hold all of its property in the name of the Company and not in the name of any Member.

1.8 Payments of Member Obligations. The Members shall use the Company's credit and assets solely for the benefit of the Company and no asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a Member.

1.9 Definitions. Capitalized words and phrases used in this Agreement have the following meanings:

(a) "Act" means the Indiana Business Flexibility Act, as set forth in I.C. §§ 28-18-1-1 et seq., as amended from time to time (or any corresponding provisions of succeeding law).

(b) "Affiliate" means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (iii) any officer, director, or general partner of such Person, or (iv) any Person who is an officer, director, general partner, trustee, or holder of ten percent

(10%) or more of the voting interests of any Person described in clauses (i) through (iii) of this sentence. For purposes of this definition, the term "controls," "is controlled by," or "is under common control with" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.

(c) "Agreement" means this Operating Agreement, as amended from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," and "hereunder" refer to this Agreement as a whole, unless the context otherwise requires.

(d) "Bankruptcy" means, with respect to any Person, a "Voluntary Bankruptcy" or an "Involuntary Bankruptcy." A "Voluntary Bankruptcy" means, with respect to any Person, the inability of such Person generally to pay its debts as such debts become due, or an admission in writing by such Person of its inability to pay its debts generally or a general assignment by such Person for the benefit of creditors; the filing of any petition or answer by such Person seeking to adjudicate it a bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of such Person or its debts under any law relating to bankruptcy, insolvency, or reorganization or relief of debtors, or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian, or other similar official for such Person or for any substantial part of its property; or corporate action taken by such Person to authorize any of the actions set forth above. An "Involuntary Bankruptcy" means, with respect to any Person, without the consent or acquiescence of such Person, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or other similar relief under any present or future bankruptcy, insolvency, or similar statute, law, or regulation, or the filing of any such petition against such Person which petition shall not be dismissed within ninety (90) days, or, without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver or liquidator of such Person or of all or any substantial part of the property of such Person which order shall not be dismissed within sixty (60) days.

(e) "Business Day" means a day of the year on which banks are not required and/or authorized to close in Indianapolis, Indiana.

(f) "Capital Account" means, with respect to any Member, the Capital Account maintained in accordance with the following provisions:

(i) To each Member's Capital Account there shall be credited such Member's Capital Contributions, such Member's distributive share of Profits and any items in the nature of income or gain which are specially allocated pursuant to Section 3.2 or Section 3.3 hereof, and the amount of any Company liabilities assumed by such Member or which are secured by any Property distributed to such Member;

(ii) To each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Property distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Section 3.2 or Section 3.3 hereof, and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(iii) In determining the amount of any liability for purposes of Sections 1.9(f)(i) and 1.9(f)(ii) hereof, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Members shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or the Members), are computed in order to comply with such Regulations, the Members may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company. The Members also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes in accordance with Regulations Section 1.704-1(b)(2)(iv)(g), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

(g) "Capital Contributions" means, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company with respect to the Company interest held by such Member pursuant to the terms of this Agreement. The principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Company by the maker of the note (or a Person related to the maker of the note within the meaning of Regulations Section 1.704-1(b)(2)(ii)(c) shall not be included in the Capital Contribution of any Member until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulations Section 1.704-1(b)(2)(iv)(d)(2).

(h) "Code" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

(i) "Company" means the limited liability company formed by this Agreement and the limited liability company continuing the business of this Company in the event of dissolution as herein provided.

(j) "Company Minimum Gain" has the same meaning as set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d) for Partnership Minimum Gain.

(k) "Depreciation" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deductions for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Members.

(l) "Fiscal Year" means (i) the period commencing on the effective date of this Agreement and ending on December 31st, (ii) any subsequent twelve (12) month period commencing on January 1st and ending on December 31st, or (iii) any portion of the period described in clause (ii) for which the Company is required to allocate Profits, Losses, and other items of Company income, gain, loss, or deduction pursuant to Article III hereof.

(m) "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Members;

(ii) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values as of the following times: (a) the admission of an additional Member; (b) the distribution by the Company to a Member (other than normal distributions of cash flow) as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g).

(iii) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Members; and

(iv) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or

Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and Sections 1.9(w)(vi) and 3.2(c) hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 1.9(m)(iv) to the extent the Members determine that an adjustment pursuant to Section 1.9(m)(ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 1.9(m)(iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 1.9(m)(i), Section 1.9(m)(ii), or Section 1.9(m)(iv) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

(n) "Interest" means with respect to a Member such Member's interest in the Profits and Losses of the Company, as set forth on Exhibit "A" of this Agreement.

(o) "Issuance Items" has the meaning set forth in Section 3.2(f).

(p) "Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(b)(1) of the Regulations.

(q) "Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

(r) "Member Nonrecourse Debt" has the same meaning as is set forth in Section 1.704-2(b)(4) of the Regulations for Partner Nonrecourse Debt.

(s) "Member Nonrecourse Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

(t) "Member Nonrecourse Deductions" has the same meaning set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations for Partner Nonrecourse Deductions.

(u) "Members" means those individuals and entities executing this Agreement as Members. "Member" means any one of the Members.

(v) "Person" means any individual, partnership, corporation, trust, or other entity.

(w) "Profits" and "Losses" means, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this Section 1.9(w) shall be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this Section 1.9(w) shall be subtracted from such taxable income or loss;

(iii) In the event the Gross Asset Value of any Company asset is adjusted pursuant to Section 1.9(m)(ii) or Section 1.9(m)(iii) hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(iv) Gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its Gross Asset Value;

(v) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with Section 1.9(m) hereof; and

(vi) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(vii) Notwithstanding any other provision of this Section 1.9(w), any items which are specifically allocated pursuant to Section 3.3 hereof shall not be taken into account in computing Profits or Losses.

(x) "Property" means all real and personal property acquired by the Company and any improvements thereto, and shall include both tangible and intangible property.

(y) "Regulations" means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(z) "Transfer" means, as a noun, any voluntary or involuntary transfer, sale, pledge or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, pledge or otherwise dispose of.

ARTICLE II
CAPITAL CONTRIBUTIONS

2.1 Members. The names, addresses, initial Capital Contributions, and the percentage interests of each of the Members are set forth on Exhibit "A" hereto and incorporated by reference herein.

2.2 Additional Capital Contributions. The Members shall not be required to make any additional capital contributions and in no event shall a Member be personally liable for any losses, obligations, or debts of the Company in excess of its respective initial capital contribution, except as specifically agreed upon by such Member.

2.3 Other Matters.

(a) Except as otherwise provided in this Agreement, no Member shall demand or receive a return of its Capital Contributions or withdraw from the Company without the consent of all Members. Under circumstances requiring a return of any Capital Contributions, no Member shall have the right to receive property other than cash except as may be specifically provided herein.

(b) No Member shall receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account or for services rendered on behalf of the Company or otherwise in its capacity as Member, except as otherwise provided in this Agreement.

(c) Except as otherwise provided in this Article II, no Person shall be admitted to the Company as a Member without the unanimous consent of the Members.

ARTICLE III
ALLOCATIONS

3.1 Profits and Losses. After giving effect to the Special Allocations set forth in sections 3.2 and 3.3 hereof, Profits and Losses for any Fiscal Year shall be allocated among the Members in accordance with their percentage interests in the Profits and Losses of the Company, as set forth in Exhibit "A" attached hereto and incorporated herein.

3.2 Special Allocations. The following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Article III, if there is a net decrease in Company Minimum Gain during any Company Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section 3.2(a) is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Article III, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 3.2(b) is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith.

(c) Code Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts, as a result of a distribution to a Member in complete liquidation of interests the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specifically allocated to the Members in accordance with their interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such distribution was made in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(d) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated among the Members in proportion to their Interests in the Company, as set forth in Exhibit "A".

(e) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulation Sections 1.704-2(i)(1) and 1.704-2(i)(2).

(f) Allocations Relating to Taxable Issuance of Company Interests. Any income, gain, loss or deduction realized as a direct or indirect result of the issuance of an interest in the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

3.3 Curative Allocations. The allocations set forth in Sections 3.2(a), 3.2(b), 3.2(c), 3.2(d), and 3.2(e) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 3.3. Therefore, notwithstanding any other provision of this Article III (other than the Regulatory Allocations), the Members shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Sections 3.1 and 3.2(f). In exercising their discretion under this Section 3.3, the Members shall take into account future Regulatory Allocations under Sections 3.2(a) and 3.2(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Section 3.2(d) and 3.2(e).

3.4 Other Allocation Rules.

(a) The Members are aware of the income tax consequences of the allocations made by this Article III and hereby agree to be bound by the provisions of this Article III in reporting their shares of Company income and loss for income tax purposes.

(b) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Members using any permissible method under Code Section 706 and the Regulations thereunder.

(c) Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section

1.752-3(a)(3), the Members' interests in Company Profits are in proportion to their Interests, as set forth on Exhibit "A".

(d) To the extent permitted by Section 1.704-2(h)(3) of the Regulations, the Members shall endeavor not to treat distributions of cash as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt.

3.5 Tax Allocations; Code Section 704(c). In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with Section 1.9(m)(i) hereof).

In the event the Gross Asset Value of any Company asset is adjusted pursuant to Section 1.9(m)(ii) hereof, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Members in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 3.5 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Person's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provisions of this Agreement.

ARTICLE IV
DISTRIBUTIONS

4.1 Distributions. Except as may be otherwise provided in this Agreement, the Company shall distribute to the Members the net cash flow of the Company. Such distributions shall be made at such times as the Manager shall determine and shall be distributed among the Members in proportion to their Interests in the Company; provided, however, that in all events, the Company shall distribute to each Member, prior to the end of the third month following the close of each taxable year of the Company, an amount equal to such Member's distributive share of the net taxable income of the Company (as computed for Federal income tax purposes) multiplied by forty-five percent (45%), it being the intent of the parties that, at a minimum, each Member shall receive a distribution of cash equal to the tax liability generated by such Member's distributive share of the Company's net taxable income. For purposes of this Agreement, the term "net cash flow of the Company" means the gross cash proceeds from Company operations less the portion hereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, and contingencies, all as determined by the Manager. The net cash flow of the Company shall not be reduced by depreciation, amortization, cost recovery deductions or similar allowances.

4.2 Amounts Withheld. All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment or distribution to the Company or the Members shall be treated as amounts distributed to the Members pursuant to this Article IV for all purposes under this Agreement. The Company is authorized to withhold from distributions, or with respect to allocations, to the Member and to pay over to any federal, state or local government any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local law and shall allocate such amounts to the Members with respect to which such amount was withheld.

ARTICLE V
MANAGEMENT; RIGHTS AND DUTIES OF MEMBERS

5.1 General. The initial Manager, or Managing Member, of the Company shall be DAVIS HOLDING CORPORATION. The business and affairs of the Company shall be managed by its Manager. Except for situations in which the approval of the Members is expressly required by this Operating Agreement or by nonwaivable provisions of applicable law, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. The Manager shall hold office until the next annual meeting of Members or until its successor shall have been elected and qualified. The Manager shall be elected by the affirmative vote of Members holding at least a Majority Interest. In addition to any other rights and powers, the Manager may exercise the following specific rights and powers without any further consent of the other Members being required:

(a) To take any and all reasonable and/or necessary actions to enable the Company to engage in the acquisition, development, construction, operation, management, and/or sale of real estate;

(b) To acquire or dispose of real property (including any interest therein) for cash, securities, other property, or any combination thereof upon such terms and conditions as the Manager may, from time to time, determine (including, in instances where the property is encumbered, on either an assumption or a "subject to" basis);

(c) To finance the Company's activities either with the seller of the property or materials or by borrowing money from third parties, all on such terms and conditions as the Manager deems appropriate. In instances where money is borrowed for Company purposes, the Manager shall be, and hereby is, authorized to pledge, mortgage, encumber, or grant a security interest in the property or materials acquired and/or other Company assets for the repayment of such loans;

(d) To employ, retain, or otherwise secure or enter into other contracts with personnel or firms to assist in acquiring, developing, improving, managing, and general operation of the Company's business, including, but not limited to attorneys, accountants, architects, business consultants, contractors and engineers, all on such terms and for such consideration as the Manager deems advisable;

(e) To expend the capital and income of the Company to the extent permitted by this Agreement;

(f) To ask for, collect and receive any rents, issues and profits or income from any Property of the Company, or any part or parts thereof, and/or any services provided by the Company and to disburse Company funds for Company purposes to those persons entitled to receive same;

(g) To purchase from or through others, contracts of liability, casualty or other insurance for the protection of the properties or affairs of the Company or the Members, or for any purpose convenient or beneficial to the Company;

(h) To pay all taxes, licenses or assessments of whatever kind or nature imposed upon or against the Company or its assets, and for such purposes to make such returns and do all other such acts or things as may be deemed necessary and advisable by the Company;

(i) To establish, maintain and supervise the deposit of any monies or securities of the Company with federally insured banking institutions or other institutions as may be selected by the Manager, in accounts in the name of the Company with such institutions;

(j) To institute, prosecute, defend, settle, compromise and dismiss lawsuits or other judicial or administrative proceedings brought on or in behalf of, or against, the Company or the Members in connection with activities arising out of, connected with or incidental to this Agreement, and to engage counsel or others in connection therewith;

(k) To execute for and on behalf of the Company all applications for permits and licenses as the Manager deems necessary and advisable;

(l) To perform all ministerial acts and duties relating to the payment of all indebtedness, taxes and assessments due or to become due with regard to the Company, and to give and receive notices, reports and other communications arising out of or in connection with the conduct of the Company's business; and

(m) To take any and all other actions which are permitted under applicable law and which are customary or reasonably related to the Company's business.

5.2 <u>Insurance</u>. The Manager shall procure and maintain, or cause to be procured and maintained, insurance sufficient to enable the Company to comply with applicable laws, regulations and requirements.

5.3 <u>Standard of Care</u>. The Manager shall use reasonable efforts to perform its duties hereunder. The Manager shall devote such of the time of its personnel to the business of the Company as may be necessary for the efficient carrying on thereof. Whenever reasonably requested by any Member, the Manager shall render a just and faithful account of all dealings and transactions relating to the business of the Company.

5.4 Restrictions on the Manager and Members. Notwithstanding anything in this agreement to the contrary, neither the Manager nor any other Member shall have any authority to do any of the following acts on behalf of the Company without the approval of a majority, in interest not in numbers, of the Members:

(a) admitting a new Member to the Company;

(b) doing any act in contravention of this Agreement or which would make it impossible or unreasonably burdensome to carry on the business of the Company; or

(c) possessing any property of the Company, or assigning the rights of the Company in any of its property.

Notwithstanding the above, the Manager have the right to take such actions as it, in its reasonable judgment, deems necessary for the protection of life or health or the preservation of Company assets if, under the circumstances, in the good faith estimation of the Manager, there is insufficient time to allow the Manager to obtain the approval of the Members to such action and any delay would materially increase the risk to life or health or preservation of assets. The Manager shall notify the Members of each such action contemporaneously therewith or as soon as reasonably practicable thereafter. Such authority shall lapse and terminate upon reduction of such risk to life or health or preservation of assets or upon receipt by the Manager of telephone, telegraphic or written notice from any Member of his or her disapproval of any or all of the proposed actions.

5.5 Nominees. All Members recognize that sometimes there are practical difficulties in doing business as a limited liability company, occasioned by outsiders seeking to satisfy themselves relative to the capacity of the Manager to act for and on behalf of the Company, or for other reasons. Therefore, the Members hereby specifically authorize the Manager to acquire real and personal property, arrange financing, enter contracts, and complete any other arrangements needed to effectuate the purpose of this Company, either in its own name or in the name of a nominee, without having to disclose the existence of this Company. If the Manager decides to transact any portion of the Company's business in its own name or in the name of a nominee, the Manager shall place a written declaration of trust in the Company books and records that acknowledges the capacity in which it or the nominee acts and the name of the true or equitable owner, being the Company.

5.6 Compensation of Manager. The Manager will receive an annual fee as compensation for acting as Manager and shall be entitled to reimbursement for any expenses paid by it arising out of the business of the Company. The Manager's compensation may be adjusted annually by a majority vote, in interest not in numbers, of the Members (including the Manager). It is intended that the Manager's compensation will be treated for tax purposes as a payment under Section 707(c) of the Internal Revenue Code, as amended from time to time.

ARTICLE VI
ACCOUNTING, BOOKS AND RECORDS

6.1 Accounting, Books and Records. The Company shall maintain at its principal place of business separate books of account for the Company which shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received, and all income derived in connection with the operation of the Company business. The Manager shall determine whether the cash or accrual method of accounting is to be used in keeping the Company records in preparation of its annual reports and for tax purposes and shall keep its books accordingly. The Company's year-end shall be December 31. Each Member shall, at its sole expense, have the right, at any time without notice to any other Member, to examine, copy, and audit the Company's books and records during normal business hours.

6.2 Reports. Within ninety (90) days after the end of each Fiscal Year, the Company shall provide each Member with a copy of the balance sheet of the Company as of the last day of such Fiscal Year, a statement of the Company's cash flow for such Fiscal Year, a statement of income or loss for the Company for such Fiscal Year, and a statement of the Members' Capital Accounts and changes therein for such Fiscal Year. Such statements shall be reviewed by the Company's accountants.

6.3 Tax Returns. The Company shall furnish each Member with a copy of each income tax return filed by the Company, together with any schedules or other information which each Member may require in connection with such Member's own tax affairs.

6.4 Special Basis Adjustment. Unless approved by the Members, the Company shall not make an election to adjust the basis of the Company's property in the manner provided in Sections 734(b) and 743(b) of the Code.

6.5 Tax Matters Member. The Manager shall act as the "Tax Matters Partner" under the Code and in any similar capacity under state or local law.

6.6 Banking. All funds of the Company shall be deposited in the Company's name, in such account or accounts with member banks of the FDIC as may be approved by the Manager; provided, however, that the Manages may elect to deposit all or a portion of the funds standing in the Company reserves in interest-bearing accounts with, or apply such funds to purchase short-term interest-bearing investments issued or guaranteed as to payment by, such banks or other financial institutions that are members of the FDIC or the United States (or its agencies or instrumentalities). Withdrawals of funds from Company accounts shall be made on such signature or signatures as the Manager may approve from time to time.

ARTICLE VII
METHOD OF VOTING; COMPANY MEETINGS; AMENDMENTS

7.1 General. Actions and decisions requiring the approval of the Members pursuant to any provision of this Agreement may be authorized or made either by vote of the required number of Members taken at a meeting of the Members, or by unanimous written consent without a meeting.

7.2 Meetings. Any Member may call a meeting to consider approval of an action or decision under any provision of this Agreement by delivering to each other Member notice of the time and purpose of such meeting at least ten (10) Business Days before the day of such meeting. A Member may waive the requirement of notice of a meeting either by attending such meeting or executing a written waiver before or after such meeting. Any such meeting shall be held during the Company's normal business hours at its principal place of business unless all of the other Members consent in writing or by their attendance at such meeting to its being held at another location or time.

7.3 Unanimous Consent. Any Member may propose that the Company authorize an action or decision pursuant to any provision of this Agreement by unanimous written consent of all Members in lieu of a meeting. A Member's written consent may be evidenced by his signature on a counterpart of the proposal or by a separate writing (including a facsimile) that identifies the proposal with reasonable specificity and states that such Member consents to such proposal.

7.4 Vote by Proxy. A Member may vote (or execute a written consent) by proxy given to any other Member. Any such proxy must be in writing and must identify the specific meeting or matter to which the proxy applies or state that it applies to all matters (subject to specified reservations, if any) coming before the Company for approval under any provision of this Agreement prior to a specified date (which shall not be later than the first anniversary date of the date on which such proxy is given). Any such proxy shall be revocable at any time and shall not be effective at any meeting at which the Member giving such proxy is in attendance.

7.6 Records. The Company shall maintain permanent records of all actions taken by the Members pursuant to any provision of this Agreement, including minutes of all Company meetings, copies of all actions taken by consent of the Members, and copies of all proxies pursuant to which one Member votes or executes a consent on behalf of another.

7.7 Amendments. Any provision of this Agreement may be amended from time to time only upon the affirmative vote of all of the Members.

ARTICLE VIII
TRANSFERS

8.1 Restrictions on Transfers. Except as specifically provided in Section 8.2, no Member shall Transfer all or any portion of his or her interest in the Company or any rights therein without the consent of the Manager, which consent may be withheld for any reason. Any Transfer or attempted Transfer by any Member in violation of the preceding sentence shall be null and void and of no force or effect whatever. Each Member hereby acknowledges the reasonableness of the restrictions on Transfer imposed by this Agreement in view of the Company purposes and the relationship of the Members. Accordingly, the restrictions on Transfer contained herein shall be specifically enforceable. Each Member hereby further agrees to hold the Company and each Member (and each Member's successors and assigns) wholly and completely harmless from any cost, liability, or damage (including, without limitation, liabilities for income taxes and costs of enforcing this indemnity) incurred by any of such indemnified Persons as a result of a Transfer or an attempted Transfer in violation of this Agreement.

8.2 Right of First Refusal. If the Manager approves a proposed transfer, then the Member (the "Selling Member") desiring to Transfer all or a portion of its interest in the Company shall notify ("Offering Notice") the other Members of its intention to do so. The Offering Notice shall specify the nature of the Transfer, the consideration to be received therefor, the identity of the proposed purchaser (or lender, as the case may be), and the terms upon which the Selling Member intends to undertake such Transfer. The non-Selling Members shall have the right, but not the obligation, to elect to purchase from the Selling Member all (but not less than all) of the interest in the Company referred to in the Offering Notice at the same price and on the same terms as specified in the Offering Notice for a period of 30 days after the giving of the Offering Notice (or make the loan, if the same involves an encumbrance, hypothecation or mortgage, upon the same terms on which said loan was to be made) by delivering in writing to the Selling Member an offer to purchase (or loan) that portion of the interest in the Company of the Selling Member covered by the Offering Notice. (If more than one Member elects to so purchase (or loan), the offered interest in the Company shall be sold to (or the loan shall be made by) the electing Members in proportion to their respective Interests). Within 45 days thereafter, the purchase by the non-Selling Member(s) of said interest in the Company shall be consummated on the terms and conditions set forth in the Offering Notice of the Selling Member (or if the same involves a mortgage, encumbrance or other hypothecation, the loan shall be consummated upon the terms and conditions of the loan set forth in the Offering Notice). If within the 30-day period during which the non-Selling Member(s) have the right to elect to purchase the Selling Member's interest in the Company (or to elect to make the loan specified therein), they do not make such election, then the Selling Member, within 30 days after the expiration of said 30-day period, may undertake and complete the Transfer to any Person the identity of which was disclosed in the Offering Notice. The Transfer shall not be undertaken at a lower price or upon more favorable terms to the purchaser (or lender) than specified in the Offering Notice. If the Selling Member does not consummate such Transfer within the time scheduled for closing pursuant to the Offering Notice, whichever is later, then all restrictions of this Section 8.2 shall apply as though no Offering Notice had been given.

ARTICLE IX
ACTION FOR PARTITION

9.1 <u>Waiver of Partition</u>. No Member shall, either directly or indirectly, take any action to require partition or appraisement of the Company or of any of its assets or properties or cause the sale of any Company property, and notwithstanding any provisions of applicable law to the contrary, each Member (and its legal representatives, successors or assigns) hereby irrevocably waives any and all right to maintain any action for partition or to compel any sale with respect to its Company interest, or with respect to any assets or properties of the Company, except as expressly provided in this Agreement.

ARTICLE X
TERMINATION OF COMPANY

10.1 <u>Termination Upon Event of Dissociation</u>. The occurrence of an "Event of Dissociation" shall terminate the Company as of the close of business on the last day of the calendar month in which such event occurs; provided, however, that the Members may elect to continue the business of the Company as hereinafter provided. An Event of Dissociation shall mean:

(a) the bankruptcy, dissolution and/or commencement of winding up of a Member;

(b) the withdrawal of any Member from the Company;

(c) a transfer of all of any Member's Interest in the Company; or

(d) the death, incapacity, insanity or incompetency of an individual Member.

Following an Event of Dissociation, a majority in interest of the Members (i.e., Members holding more than fifty percent (50%) interests in Profits and Capital of the Company) may elect to continue the Company business at a special meeting called for that purpose, which special meeting shall be held within ninety (90) days after the occurrence of the Event of Dissociation.

10.2 Voluntary Termination. The Company may be terminated upon any date specified in a notice of termination, signed by all of the Members.

10.3 Effect of a Termination of the Company. Upon the termination of the Company, regardless of how it is terminated, the affairs of the Company shall be wound up by the Manager or if it refuses to serve, or is incapable of serving, a majority of the Members (in interest not in numbers) may appoint or designate a Trustee-in-Liquidation who shall serve to wind up the affairs of the Company. The Trustee-in-Liquidation need not be a commercial or corporate trustee, need not be bonded, and may be a Member. Whoever serves to wind up the affairs of the Company, the following procedure shall be followed:

Upon such termination, the assets of the Company shall be applied first to the payment of the outstanding Company liabilities. Additionally, an appropriate reserve may be maintained in an amount determined by the Manager or Trustee-in-Liquidation for any contingent liability until said contingent liability is satisfied. The balance of such reserve, if any, shall be distributed, together with any other sum remaining after payment of the outstanding Company liabilities, to the Members in accordance with their capital accounts at the time of said liquidation.

Nothing contained in this Agreement shall defeat the right of a Member to require and to have a court-supervised winding up, liquidation, and dissolution of the Company. No

Member shall be entitled to demand a distribution be made to him in Company Property, but the Manager may make or direct property distributions to be made, using the property's fair market value as of the time of distribution as the basis for making the distribution.

10.4 Compliance With Timing Requirements of Regulations. In the event the Company is "liquidated" within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Article X (if such liquidation constitutes a dissolution of the Company) or Article IV (if it does not) to the Members who have positive Capital Accounts in compliance with Treasury Regulation Section 1.704-1(b)(2)(ii)(b)(2); provided, however, that in no event shall a Member be required or compelled to restore any negative capital account balances or pay to the Company, any creditor of the Company or any person claiming an interest in the Company, the amount of any such negative capital account, or any portion thereof. Distributions pursuant to the preceding sentence may be distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Members arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the Manager, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement.

ARTICLE XI
MISCELLANEOUS

11.1 Notices. Any notice, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and sent by overnight courier, or by telephone or facsimile, if such telephone conversation or facsimile is followed by a hard copy of the telephone conversation or facsimile communication sent by overnight courier, charges prepaid, addressed as follows: if to the Company, to the Company at the address set forth in Section 1.4 hereof, or to such other address as the Company may from time to time specify by notice to the Members; if to a Member, to such Member at the address set forth on Exhibit "A" hereto, or to such other address as such Member may from time to time specify by notice to the Company. Any such notice shall be deemed to be delivered, given, and received as of the date so delivered.

11.2 Binding Effect. Except as otherwise provided in this Agreement, every covenant, term, and provision of this

Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

11.3 Construction. Every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member. The terms of this Agreement are intended to embody the economic relationship among the Members and shall not be subject to modification by, or be conformed with, any actions by the Internal Revenue Service except as this Agreement may be explicitly so amended and except as may relate specifically to the filing of tax returns.

11.4 Time. Time is of the essence with respect to this Agreement.

11.5 Headings. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

11.6 Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

11.7 Incorporation by Reference. Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein is not incorporated in this Agreement by reference unless this Agreement expressly otherwise provides.

11.8 Further Action. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

11.9 Variation of Pronouns. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the person or persons may require.

11.10 Governing Law. The laws of the State of Indiana shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Members.

11.11 Counterpart Execution. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members had signed the same document. All counterparts shall be construed together and shall constitute one agreement.

11.12 Loans. Any Member may, with the approval of the Members, lend or advance money to the Company. If any Member shall make any loan or loans to the Company or advance money on its behalf, the amount of any such loan or advance shall not be treated as a contribution to the capital of the Company but shall be a debt due from the Company. The amount of any such loan or advance by a lending Member shall be repayable out of the Company's cash and shall bear interest at the rate agreed between the Company and the lending Member. None of the Members shall be obligated to make any loan or advance to the Company.

[REMAINDER OF THIS PAGE LEFT BLANK INTENTIONALLY]

IN WITNESS WHEREOF, the parties have entered into this Operating Agreement for the Company, a copy of which has been delivered to the undersigned, as of the date first above set forth and each party agrees to make the initial contributions set forth opposite its name on Exhibit A which is attached hereto and made a part hereof.

MANAGER:

DAVIS HOLDING CORPORATION
an Indiana corporation

ATTEST:

____

______________________________,
Title: ____________________

"Corporate Seal"

By: ______________________________
Name: ____________________________
Title: ___________________________

DAVIS INVESTMENTS, L.P.
an Indiana limited partnership

By: DAVIS HOLDING CORPORATION,
General Partner

ATTEST:

____

______________________________,
Title: ____________________

"Corporate Seal"

By: ______________________________
Name: ____________________________
Title: ___________________________

ELLER RUN DEVELOPMENT CORPORATION
an Indiana corporation

ATTEST:

____

______________________________,
Title: ____________________

"Corporate Seal"

By: ______________________________
Name: ____________________________
Title: ___________________________

EXHIBIT A

OPERATING AGREEMENT
OF
DAVIS HOMES, LLC.

Names and Addresses of Members	Initial Capital Contribution Pursuant to Section 2.1	Percentage Interest in Profits and Losses
Davis Holding Corporation 3755 East 82nd St. Suite 120 Indianapolis, Indiana 46240		1.00%
Davis Investments, L.P. 3755 East 82nd St. Suite 120 Indianapolis, Indiana 46240		_______%
Eller Run Development Corporation 3755 East 82nd St. Suite 120 Indianapolis, Indiana 46240		_______%

EXHIBIT B

COMPENSATION TO BE PAID TO MANAGER

The Members of Davis Homes, LLC, an Indiana limited liability company (the "Company") having met, considered and voted on the matter, have established the compensation to be paid to the Manager of the Company pursuant to Section 5.6 of the Operating Agreement for the calendar year of 19___ at ____________ ________________________ ($__________) Dollars. Said compensation is to be paid without regard to the profits and/or losses of the Company and in compliance with the provisions of Section 707(c) of the Internal Revenue Code of 1986, as amended from time to time.

DAVIS HOMES, LLC,
an Indiana Limited Liability Company

By: DAVIS HOLDING CORPORATION,
Manager

By:________________________________
Name: _____________________________
Title: _____________________________

Exhibit 2.3

Articles of Incorporation of
Davis Holding Corporation

STATE OF INDIANA
OFFICE OF THE SECRETARY OF STATE

CERTIFICATE OF INCORPORATION

OF

DAVIS HOLDING CORPORATION

I, JOSEPH H. HOGSETT, Secretary of State of Indiana, hereby certify that Articles of Incorporation of the above corporation, have been presented to me at my office accompanied by the fees prescribed by law; that I have found such
Articles conform to law; all as prescribed by the provisions of the

Indiana Business Corporation Law,

as amended.

NOW, THEREFORE, I hereby issue to such Corporation this Certificate of Incorporation, and further certify that its corporate existence will begin December 31, 1991.

In Witness Whereof, I have hereunto set my hand and affixed the seal of the State of Indiana, at the City of Indianapolis, this Thirty-first day of December , 1991

JOSEPH H. HOGSETT, Secretary of State

By ______________________
Deputy

ARTICLES OF INCORPORATION

OF

DAVIS HOLDING CORPORATION

The undersigned incorporator, desiring to form a corporation (hereinafter referred to as the "Corporation") pursuant to the provisions of the Indiana Business Corporation Law, as amended (hereinafter referred to as the "Act"), executes the following Articles of Incorporation.

ARTICLE 1

Name

The name of the Corporation is DAVIS HOLDING CORPORATION.

ARTICLE 2

Purposes and Powers

Section 2.1. Purposes of the Corporation. The purposes for which the Corporation is formed are to engage in the transaction of any or all lawful business for which corporations may now or hereafter be incorporated under the Act, or other laws of the State of Indiana.

Section 2.2. Powers of the Corporation. The Corporation shall have (a) powers now or hereafter authorized or vested in corporations pursuant to the provisions of the Act, (b) all powers now or hereafter vested in corporations by common law or any other statute or act, and (c) all powers authorized by or vested in the Corporation by the provisions of these Articles or by the provisions of its Bylaws as from time to time in effect.

ARTICLE 3

Period of Existence

The period during which the Corporation shall continue is perpetual.

ARTICLE 4

Registered Office and Registered Agent

Section 4.1. Registered Office. The address of the Registered Office of the Corporation is 8250 Haverstick Road, Suite 290, Indianapolis, Indiana 46240.

Section 4.2. Registered Agent. The name and address of the Corporation's Registered Agent for service of process is C. Richard Davis, II, 8250 Haverstick Road, Suite 290, Indianapolis, Indiana 46240.

ARTICLE 5

Terms of Shares

Section 5.1. Amount. The total number of shares which the Corporation shall have authority to issue is one thousand (1,000) shares, without par value.

Section 5.2. Designations of Classes and Relative Rights of Shares. All shares of the Corporation shall be of one class and shall be known as shares of Common Stock. All shares of Common Stock shall have the same relative rights, preferences, limitations and restrictions.

Section 5.3. Issue and Consideration for Common Stock. Shares of Common Stock may be issued by the Corporation for such consideration as may be fixed from time to time or agreed upon by the Board of Directors.

Section 5.4. Voting Rights. Every holder of shares of Common Stock of the Corporation shall have the right, at every Shareholders' meeting, to one vote for each share of Common Stock standing in his name on the books of the Corporation, except as otherwise provided in the Act.

Section 5.5. Equitable Interests in Shares or Rights. The Corporation, to the extent permitted by law, shall be entitled to treat the person in whose name any share is registered on the books of the Corporation as the owner thereof, for all purposes, and shall not be bound to recognize any equitable or other claim to, or interest in, such share on the part of any other person, whether or not the Corporation shall have notice thereof.

Section 5.6. Dissolution. Pursuant to Indiana Code Section 23-1-25-1, upon dissolution of the Corporation the net assets of the Corporation shall be distributed prorata among the then Shareholders based on the relative number of shares held by such Shareholders.

ARTICLE 6

Directors

Section 6.1. Number of Directors. The initial Board of Directors is composed of four (4) members. The number of Directors may be from time to time fixed by the Bylaws of the Corporation at any number. In the absence of the Bylaw fixing the number of directors, the number shall be four (4).

Section 6.2. Names and Post Office Addresses of the Directors. The names and post office addresses of the initial Board of Directors of the Corporation are:

Name	Number and Street	City, State, Zip
Charles R. Davis	8250 Haverstick Rd.	Indianapolis, IN 46240
C. Richard Davis, II	8250 Haverstick Rd.	Indianapolis, IN 46240
Bradley C. Davis	8250 Haverstick Rd.	Indianapolis, IN 46240
Michael B. Davis	8250 Haverstick Rd.	Indianapolis, IN 46240

Section 6.3. Qualifications of Directors. The qualifications of Directors of the Corporation shall be prescribed by the Bylaws of the Corporation.

ARTICLE 7

Incorporator

The name and post office address of the incorporator of the Corporation is:

Charles R. Davis
8250 Haverstick Road
Indianapolis, Indiana 46240.

ARTICLE 8

Provisions for Regulation of Business and Conduct of Affairs of Corporation

Section 8.1. Location of Meetings. Meetings of the Shareholders, the Board of Directors or any committees of the Board of Directors may be held at such place, within or without the State of Indiana, as may be specified in the respective notices or waivers of notice thereof.

Section 8.2. Bylaws. The Board of Directors of the Corporation shall have the power, without the assent or vote of the Shareholders, to make, alter, amend or repeal the Bylaws of the Corporation, but the affirmative vote of a number of Directors equal to a majority of the number who would constitute a full Board of Directors at the time of such action shall be necessary to take any action for the making, alteration, amendment or repeal of the Bylaws.

Section 8.3. Provisions for Working Capital. The Board of Directors of the Corporation shall have power, from time to time, to fix and determine and to vary the amount to be reserved as working capital of the Corporation and, before the payment of any dividends, it may set aside out of the net profits of the Corporation such sum or sums as it may from time to time in its absolute discretion determine to be proper, whether as a reserve fund to meet contingencies or for the equalizing of dividends, or for repairing or maintaining any property of the Corporation, or for an addition to surplus, or for any corporate purposes that the Board of Directors shall deem conducive to the best interest of the Corporation, subject only to such limitations as the Bylaws of the Corporation may from time to time impose.

Section 8.4. Interest of Directors in Contracts. Any contract or other transaction between the Corporation and one or more of its Directors, or between the Corporation and any firm or entity of which one or more of its Directors are members or employees, or in which they are interested, or between the Corporation and any corporation, partnership or association of which one or more of its Directors are shareholders, members, directors, officers, or employees, or in which they are interested, or in which the Corporation is a member, shareholder, or otherwise interested, shall be valid for all purposes, notwithstanding such Director's or Directors' participation in such action, if the fact of such interest shall be disclosed or known to the Board of Directors and the Board of Directors shall, nevertheless, authorize, approve or ratify such contract or transaction by a vote of a majority of the disinterested Directors present, notwithstanding the fact that such majority of the disinterested Directors present may not constitute a quorum, a majority of the Board of Directors, or a majority of the Directors present at the meeting at which the contract or transaction is considered. This Section shall not be construed to invalidate any contract or other transaction which would otherwise be valid under the common and statutory law applicable thereto.

Section 8.5. Indemnification. Every person who is or was a Director, Officer or employee of the Corporation shall be indemnified by the Corporation against all liability and reasonable expense incurred by such person in his or her official capacity, provided that such person is determined in the manner specified in Indiana Code Section 23-1-37-8 (as that Section may be amended from time to time) to be eligible for indemnification. Upon demand for such indemnification, the Corporation shall proceed as provided in Indiana Code Section 23-1-37-12 (as that Section may be amended from time to time) to determine whether such person is entitled to indemnification. Nothing contained in this Section 8.5 shall limit or preclude the exercise of any right relating to indemnification of or advance of expenses to any Director, Officer, employee or agent of the Corporation or the ability of the Corporation to otherwise indemnify or advance expenses to any Director, Officer, employee or agent.

Section 8.6. Insurance. The Corporation may purchase and maintain insurance on behalf of any person who is or was a Director, Officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a Director, Officer, employee or agent or another corporation against any liability asserted against him and incurred by him in any capacity or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Section or otherwise.

Section 8.7. Direction of Purposes and Exercise of Powers by Directors. The Board of Directors, subject to any specific limitations or restrictions imposed by the Act or these Articles of Incorporation, shall direct the carrying out of the purpose and exercise the powers of the Corporation, without previous authorization or subsequent approval by the Shareholders of the Corporation.

Section 8.8. Amendment of Articles of Incorporation. The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, or in any amendment hereto, or to add any provision to these Articles of Incorporation or to any amendment hereto, in any manner now or hereafter prescribed or permitted by the provisions of the Act or any amendment thereto, or by the provisions of any other applicable statute of the State of Indiana; and all rights conferred upon Shareholders in the Articles of Incorporation or any amendment hereto are granted subject to this reservation.

IN WITNESS WHEREOF, the undersigned, being the sole incorporator designated in Article 7 hereof, executes these Articles of Incorporation and verifies subject to the penalties of perjury that the facts contained herein are true.

[signature]

Charles R. Davis

This instrument prepared by Albert Caproni, III, Attorney at Law, MERRITT & TENNEY, 200 Galleria Parkway, N.W., Suite 500, Atlanta, Georgia 30339-3151, (404) 952-6550.

Exhibit 2.4

By-Laws of Davis
Holding Corporation

BYLAWS

OF

DAVIS HOLDING CORPORATION

ARTICLE I. OFFICES

Section 1. Principal Office. The principal office for the transaction of the business of the corporation shall be located at such place as may be fixed from time to time by the Board of Directors.

Section 2. Other Offices. Branch offices and places of business may be established at any time by the Board of Directors at any place or places where the corporation is qualified to do business, whether within or without the State of Indiana.

ARTICLE II. SHAREHOLDERS' MEETINGS

Section 1. Meetings, Where Held. Any meeting of the shareholders of the corporation, whether an annual meeting or a special meeting, may be held either at the principal office of the corporation or at any place in the United States within or without the State of Indiana.

Section 2. Annual Meeting. The annual meeting of the shareholders of the corporation shall be held on the third Tuesday of the third month following the end of the fiscal year of the corporation; provided, that if said day shall fall upon a legal holiday, then such annual meeting shall be held on the next day thereafter ensuing which is not a legal holiday. At an annual meeting of shareholders, any matter relating to the affairs of the corporation, whether or not stated in the notice of the meeting, may be brought up for action except matters which the Indiana Business Corporation Law requires to be stated in the notice of the meeting.

Section 3. Special Meetings. A special meeting of the shareholders, for any purpose or purposes whatsoever, may be called at any time by the Chairman of the Board, President, a majority of the Board of Directors, or one or more shareholders holding not less than twenty-five percent (25%) of the voting power of the corporation. Such a call for a special meeting must state the purpose of the meeting.

Section 4. Notice of Meetings. Unless waived, written notice stating the place, day, and hour of each meeting, and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered to each shareholder not less than ten (10) days (or not less than any such other minimum period of days as may be prescribed by the Indiana Business Corporation Law) nor more than sixty (60) days before the date of the meeting either personally or by first class mail by, or at the direction of, the directors, the President, the Secretary or the officer or persons calling the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail with first class postage thereon prepaid, addressed to the shareholder at his address as it appears on the stock transfer books of the corporation. The notice of any annual or special meeting shall also include, or be accompanied by, any additional statements, information, or documents prescribed by the Indiana Business Corporation Law. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. If, however, after the adjournment the Board fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder on the new record date.

Section 5. Waiver of Notice. Notice of any annual or special meeting may be waived by any shareholder, either before or after the meeting; and the attendance of a shareholder at a meeting, either in person or by proxy, shall of itself constitute waiver of notice and waiver of any and all objections to the place or time of the meeting, or to the manner in which it has been called or convened, except when a shareholder attends solely for the purpose of stating, at the beginning of the meeting, an objection or objections to the transaction of business at such meeting.

Section 6. Quorum, Voting, and Proxy. Shareholders representing a majority of the common stock issued and outstanding shall constitute a quorum at a shareholders' meeting. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders, unless the vote of a greater number of voting by classes or series is required by the Articles of Incorporation or by the Indiana Business Corporation Law.

Each common shareholder shall be entitled to one vote for each share of common stock owned. Any shareholder who is entitled to attend a shareholders' meeting, to vote thereat, or to execute consents, waivers, or releases, may be represented at such meeting or vote thereat, and execute consents, waivers, and releases, and exercise any of his other rights, by one or more agents, who may be either an individual or individuals or any domestic or foreign corporation, authorized by a written proxy executed by such person or by his attorney-in-fact. A telegram or cablegram transmitted by a shareholder shall be deemed a written proxy. No proxy shall be valid after the expiration of eleven months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the person executing it, except as otherwise provided by the Indiana Business Corporation Law. If a proxy expressly provides, any proxy holder may appoint in writing a substitute to act in his place.

Section 7. No Meeting Necessary, When. Any action required by law or permitted to be taken at any shareholders' meeting may be taken without a meeting if written consent, setting forth the action so taken, shall be signed by all shareholders entitled to vote with respect to the subject matter thereof. Such consent shall have the same force and effect as a unanimous vote of the shareholders held at a duly called shareholder meeting and shall be filed with the Secretary and recorded in the Minute Book of the corporation.

ARTICLE III. BOARD OF DIRECTORS

Section 1. Functions and Definitions. The business and affairs of the corporation shall be managed by a governing board, which is herein referred to as the "Board of Directors" or "directors" notwithstanding that only one director legally constitutes the Board. The use of the phrase "entire Board" or "full Board" in these Bylaws refers to the total number of directors which the corporation would have if there were no vacancies.

Section 2. Qualifications and Number. Each director shall be at least eighteen years of age. A director need not be a shareholder, a citizen of the United States, or a resident of the State of Indiana. The initial Board of Directors shall be elected by the Incorporator. The number of directors constituting the entire board shall be four (4) members.

Section 3. Election and Tenure. Each director elected by the Incorporator named as such in the Articles of Incorporation shall hold office until the first annual meeting of shareholders and until his successor is elected and qualified, or until his earlier resignation, removal from office, or death. At the first annual meeting of the shareholders and at each annual meeting thereafter, directors shall be elected, and each shall hold office until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier resignation, removal from office, or death. In such elections, the persons having a plurality of votes shall be elected.

Section 4. Powers. The Board of Directors shall have authority to manage the affairs and exercise the powers, privileges, and franchises of the corporation as they may deem expedient for the interests of the corporation, subject to the terms of the Articles of Incorporation, bylaws, any valid Shareholders' Agreement, and such policies and directions as may be prescribed from time to time by the shareholders.

Section 5. Meetings. The annual meeting of the Board of Directors shall be held without notice immediately following the annual meeting of the shareholders, on the same date and at the same place as said annual meeting of the shareholders.. The Board by resolution may provide for regular meetings, which may be held without notice as and when scheduled in such resolution. Special meetings of the Board may be called at any time by the Chairman of the Board, the President, or by any two (2) or more directors. The Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting of such Board or committee by means of conference telephone or similar communications equipment in which all persons participating in the meeting can hear each other; and participation in such a meeting pursuant to this Section shall constitute presence in person at such meeting.

Section 6. Notice and Waiver; Quorum. Notice of any special meeting of the Board of Directors shall be given to each director personally or by mail, telegram, or cablegram addressed to him at his last known address, at least one day prior to the meeting. Such notice may be waived, either before or after the meeting; and the attendance of a director at any special meeting shall of itself constitute a waiver of notice of such meeting and of any and all objections to the place or time of the meeting, or to the manner in which it has been called or convened, except where a director states, at the beginning of the meeting, any such objection or objections to the transaction of business. A majority of the Board of Directors shall constitute a quorum at any directors' meeting.

Section 7. No Meeting Necessary, When. Any action required by law or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting if written consent, setting forth the action so taken, shall be signed by all the directors. Such consent shall have the same force and effect as a unanimous vote of the Board of Directors at a duly called meeting and shall be filed with the Secretary and recorded in the Minute Book of the corporation.

Section 8. Voting. At all meetings of the Board of Directors each director shall have one vote and, except as otherwise provided herein or provided by law, all questions shall be determined by a majority vote of the directors present.

Section 9. Removal. Any one or more directors or the entire Board of Directors may be removed from office, with or without cause, but only by the affirmative vote of the holders of all of the shares entitled to vote at any shareholders' meeting with respect to which notice of such purpose has been given.

Section 10. Vacancies. Any vacancy occurring in the Board of Directors shall be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum, or by the sole remaining director, as the case may be, or by the shareholders if the vacancy is not so filled or if no director remains, and when so filled such appointee shall serve for the unexpired term of the director to whose place he succeeds.

Section 11. Distributions. The Board of Directors may declare distributions to the shareholders payable in cash or other property at such times and in such amounts as the Board of Directors may deem appropriate, except that no distribution may be made if, after giving effect to the distribution, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities plus the amounts, if any, that would be needed to satisfy the preferential rights of shareholders having preferential rights to the shareholders receiving the distribution if the corporation was dissolved at the time of the distribution.

Section 12. Committees. In the discretion of the Board of Directors, said Board from time to time may elect or appoint, from its own members, an Executive Committee or such other committee or committees as said Board may see fit to establish. Each such committee shall consist of two (2) or more directors, and each shall have and may exercise such authority and perform such functions as the Board by resolution may prescribe within the limitations imposed by law.

Section 13. Officers, Salaries, and Bonds. The Board of Directors shall elect all officers of the corporation and fix their compensation, unless pursuant to resolution of the Board the authority to fix compensation is delegated to the President. The fact that any officer is a director shall not preclude him from receiving a salary or from voting upon the resolution providing the same. The Board of Directors may or may not, in their discretion, require bonds from either or all of the officers and employees of the corporation for the faithful performance of their duties and good conduct while in office.

Section 14. Compensation of Directors. Directors, as such, shall be entitled to receive such fees and expenses, if any, for attendance at each regular or special meeting of the

Board and any adjournments thereof, as may be fixed from time to time by resolution of the Board, and such fees and expenses shall be payable even though an adjournment be had because of the absence of a quorum; provided, however, that nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor. Members of either standing or special committees may be allowed such compensation as may be provided from time to time by resolution of the Board for attending committee meetings.

ARTICLE IV. OFFICERS

Section 1. Selection. The Board of Directors at each annual meeting shall elect or appoint a President (who shall be a director), a Secretary and a Treasurer, each to serve for the ensuing year and until his successor is elected and qualified, or until his earlier resignation, removal from office, or death. The Board of Directors, at such meeting, may or may not, in the discretion of the Board, elect a Chairman of the Board, but only by unanimous consent of the Board of Directors. The Board of Directors may or may not also elect one or more Vice Presidents and, also may elect or appoint one or more Assistant Vice Presidents and/or one or more Assistant Secretaries and/or one or more Assistant Treasurers. When more than one Vice President is elected, they may, in the discretion of the Board, be designated Executive Vice President, First Vice President, Second Vice President, etc., according to seniority or rank, and any person may hold two (2) or more offices except that the President shall not also serve as the Secretary.

Section 2. Removal, Vacancies. Any officers of the corporation may be removed from office at any time by the Board of Directors, with or without cause. Any vacancy occurring in any office of the corporation may be filled by the Board of Directors.

Section 3. Chairman of the Board. The Chairman of the Board of Directors, when and if elected, shall whenever present, preside at all meetings of the Board of Directors and at all meetings of the shareholders. The Chairman of the Board of Directors shall have all the powers of the President in the event of his absence or inability to act, or in the event of a vacancy in the office of the President. The Chairman of the Board of Directors shall confer with the President on matters of general policy affecting the business of the corporation and shall have, in his discretion, power and authority to generally supervise all the affairs of the corporation and the acts and conduct of all the officers of the corporation, and shall have such other duties as may be conferred upon the Chairman of the Board by the Board of Directors.

Section 4. President. If there be no Chairman of the Board elected, or in his absence, the President shall preside at all meetings of the Board of Directors and at all meetings of the shareholders. The immediate supervision of the affairs of the corporation shall be vested in the President. It shall be his duty to attend constantly to the business of the corporation and maintain strict supervision over all of its affairs and interests. He shall keep the Board of Directors fully advised of the affairs and condition of the corporation, and shall manage and operate the business of the corporation pursuant to such policies as may be prescribed from time to time by the Board of Directors. The President shall, subject to approval of the Board, hire and fix the compensation of all employees and agents of the corporation other than officers, and any person thus hired shall be removable at his pleasure.

Section 5. Secretary. It shall be the duty of the Secretary to keep a record of the proceedings of all meetings of the shareholders and Board of Directors; to keep the stock records of the corporation; to notify the shareholders and directors of meetings as provided by these bylaws; and to perform such other duties as may be prescribed by the Chairman of the Board, President, or Board of Directors. Any Assistant Secretary, if elected, shall perform the duties of the Secretary during the absence or disability of the Secretary and shall perform such other duties as may be prescribed by the Chairman of the Board, President, Secretary, or Board of Directors.

Section 6. Treasurer. The Treasurer shall keep, or cause to be kept, the financial books and records of the corporation, and shall faithfully account for its funds. He shall make such reports as may be necessary to keep the Chairman of the Board, the President and Board of Directors fully informed at all times as to the financial condition of the corporation, and shall perform such other duties as may be prescribed by the Chairman of the Board, President, or Board of Directors. Any Assistant Treasurer, if elected, shall perform the duties of the Treasurer during the absence or disability of the Treasurer, and shall perform such other duties as may be prescribed by the Chairman of the Board, President, Treasurer, or Board of Directors.

ARTICLE V. CONTRACTS, ETC.

Section 1. Contracts, Deeds, and Loans. All contracts, deeds, mortgages, pledges, promissory notes, transfers, and other written instruments binding upon the corporation shall be executed on behalf of the corporation by the Chairman of the Board, if elected, the President, or by such other officers or agents as the Board of Directors may designate from time to time. Any such instrument required to be given under the seal of the corporation may be attested by the Secretary or Assistant Secretary of the corporation.

Section 2. Proxies. The Chairman of the Board, if elected, or the President shall have full power and authority, on behalf of the corporation, to attend and to act and to vote at any meetings of the shareholders, bond holders, or other security holders of any corporation, trust, or association in which this corporation may hold securities, and at any such meeting shall possess and may exercise any and all of the rights and powers incident to the ownership of such securities and which as owner thereof the corporation might have possessed and exercised if present, including the power and authority to delegate such power and authority to a proxy selected by him. The Board of Directors may, by resolution, from time to time, confer like powers upon any other person or persons.

ARTICLE VI. CHECKS AND DRAFTS

Checks and drafts of the corporation shall be signed by such officer or officers or such other employees or persons as the Board of Directors may from time to time designate.

ARTICLE VII. STOCK

Section 1. Certificates of Stock. The certificates for shares of capital stock of the corporation shall be in such form as shall be determined by the Board of Directors. They shall be numbered consecutively and entered into the stock book of the corporation as they are issued. Each certificate shall state on its face the fact that the corporation is a Indiana corporation, the name of the person to whom the shares are issued, the number and class of shares (and series, if any) represented by the certificate and their par value, or a statement that they are without par value. In addition, when and if more than one class of shares shall be outstanding, all share certificates of whatever class shall state that the corporation will furnish to any shareholder upon request and without charge a full statement of the designations, relative rights, preferences and limitations of the shares of each class authorized to be issued by the corporation.

Section 2. Signature; Transfer Agent; Registrar. Share certificates shall be signed by the Chairman of the Board, the President and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary of the corporation, and shall bear the seal of the corporation or a facsimile thereof. The Board of Directors may from time to time appoint transfer agents and registrars for the shares of capital stock of the corporation or any class thereof, and when any share certificate is countersigned by a transfer agent or registered by a registrar, the signature of any officer of the corporation appearing thereon may be a facsimile signature. In case any officer who signed, or whose facsimile signature was placed upon, any such certificate shall have died or ceased to be such officer before such certificate is issued, it may nevertheless be issued with the same effect as if he continued to be such officer on the date of issue.

Section 3. Stock Book. The corporation shall keep at its principal office, or at the office of its transfer agent, wherever located, with a copy at the principal office of the corporation, a book, to be known as the stock book of the corporation, containing in alphabetical order the name of each shareholder of record, together with his address, the number of shares of each kind, class or series of stock held by him and his social security number. The stock book shall be maintained in current condition. The stock book, including the share register, or the duplicate copy thereof maintained at the principal office of the corporation, shall be available for inspection and copying by any shareholder at any meeting of the shareholders upon request, or at other times upon the written request of any shareholder or holder of a voting trust certificate. The stock book may be inspected and copied either by a shareholder or a holder of a voting trust certificate in person, or by their duly authorized attorney or agent. The information contained in the stock book and share register may be stored on punch cards, magnetic tape, or any other approved information storage devices related to electronic data processing equipment, provided that any such method, device, or system employed shall first be approved by the Board of Directors, and provided further that the same is capable of reproducing all information contained therein, in legible and understandable form, for inspection by shareholders or for any other proper corporate purpose.

Section 4. Transfer of Stock; Registration of Transfer. The stock of the corporation shall be transferred only by surrender of the certificate and transfer upon the stock book of the corporation. Upon surrender to the corporation, or to any transfer agent or registrar for the class of shares represented by the certificate surrendered, of a certificate properly endorsed for transfer, accompanied by such assurances as the corporation, or such transfer agent or registrar, may require as to the genuineness and effectiveness of each necessary endorsement and satisfactory evidence of compliance with all applicable laws relating to securities transfers and the collection of taxes, it shall be the duty of the corporation, or such transfer agent or registrar, to issue a new certificate, cancel the old certificate and record the transactions upon the stock book of the corporation.

Section 5. Registered Shareholders. Except as otherwise required by law, the corporation shall be entitled to treat the person registered on its stock book as the owner of shares of capital stock of the corporation as the person exclusively entitled to receive notification, dividends or other distributions, to vote and to otherwise exercise all the rights and powers of ownership and shall not be bound to recognize any adverse claim.

Section 6. Record Date. For the purpose of determining shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, or to express consent to or dissent from any proposal without a meeting, or for the purpose of determining shareholders entitled to receive payment of any dividend or the allotment of any rights, or for the purpose of any other action affecting the interests of shareholders, the Board of Directors may fix, in advance, a record date. Such date shall not be more than seventy (70) nor less than ten (10) days before the date of any such meeting nor more than seventy (70) days prior to any other action. In each case, except as otherwise provided by law, only such persons as shall be shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meeting and any adjournment thereof, to express such consent or dissent, or to receive payment of such dividend or such allotment of rights, or otherwise be recognized as shareholders for any other related purpose, notwithstanding any registration of a transfer of shares on the stock book of the corporation after any such record date so fixed.

Section 7. Lost Certificates. When a person to whom a certificate of stock has been issued alleges it to have been lost, destroyed or wrongfully taken, and if the corporation, transfer agent or registrar is not on notice that such certificate has been acquired by bona fide purchase, a new certificate may be issued upon such owner's compliance with all of the following conditions, to-wit: (a) he shall file with the Secretary of the corporation, and the transfer agent or the registrar, his request for the issuance of a new certificate, with an affidavit setting forth the time, place, and circumstances of the loss, (b) he shall also file with the Secretary, and the transfer agent or the registrar, a bond with good and sufficient security acceptable to the corporation and the transfer agent or the registrar, conditioned to indemnify and save harmless the corporation and the transfer agent or the registrar from any and all damage, liability and expense of every nature whatsoever resulting from the corporation's or the transfer agent's or the registrar's issuing a new certificate in place of the one alleged to have been lost; and (c) he shall comply with such other reasonable requirements as the Chairman of the Board, the President, or the Board of Directors of the corporation, and the transfer agent or the registrar shall deem appropriate under the circumstances.

Section 8. Replacement of Mutilated Certificates. Any certificate previously issued which becomes defaced or mutilated may be replaced by the issuance of a new certificate in lieu thereof upon surrender for cancellation of a part of the old certificate sufficient in the opinion of the Secretary and the transfer agent or the registrar to duly identify the defaced or mutilated certificate and to protect the corporation and the transfer agent or the registrar against loss or liability. Where sufficient identification is lacking, a new certificate may be issued upon compliance with all of the conditions set forth in Section 7 of this Article.

ARTICLE VIII. INDEMNIFICATION

Section 1. General. Under the circumstances prescribed in Section 3 and 4 of this Article, the corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in a manner he believed in good faith to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in a manner which he believed in good faith to be in, or not opposed to, the best interest of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

Section 2. Action In the Right of the Corporation. Under the circumstances prescribed in Sections 3 and 4 of this Article, the corporation shall indemnify and hold harmless any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he believed in good faith to be in or not opposed to the best interests of the corporation; except that no indemnification shall be made in respect to any claim, issue, or matter as to which such person shall have been adjudged to be liable to the corporation or adjudged to be liable on the basis that personal benefit was improperly received by him, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

<u>Section 3</u>. <u>Conditions to Indemnification</u>. To the extent that a director, officer, employee or agent of the corporation has been successful on the merits, or otherwise, in defense of any action, suit, or proceeding referred to in Sections 1 and 2 of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

<u>Section 4</u>. <u>Determination By Corporation</u>. Except as provided in Section 3 of this Article and except as may be ordered by a court, any indemnification under Sections 1 and 2 of this Article shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Section 1 and 2. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit, or proceeding, or (2) if such a quorum is not obtainable, by majority vote of a committee of two (2) or more disinterested directors, designated by the Board of Directors (in which designation parties to the action, suit or proceeding may participate), (3) by special legal counsel then employed by the corporation, selected by the Board or its committee in the manner of (1) or (2) if the requirements of (1) or (2) cannot be satisfied or selected by a majority vote of the full Board of Directors (in which selection the directors who are parties may participate), in a written opinion, or (4) by the affirmative vote of a majority of the shares entitled to vote thereon, provided that shares owned or controlled by parties to the action, suit or proceeding may not be voted on the determination.

Section 5. Advance Payment. Expenses incurred in defending a civil or criminal action, suit, or proceeding may be paid by the corporation in advance of the final disposition of such action, suit, or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee, or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

Section 6. Nonexclusive Remedy. The indemnification provided by this Article shall not be deemed exclusive of any other rights, in respect of indemnification or otherwise, to which those seeking indemnification may be entitled under any bylaw or resolution approved by the affirmative vote of the holders of a majority of the shares entitled to vote therein taken at a meeting the notice of which specified that such bylaw or resolution would be placed before the shareholders, both as to action by a director, officer, employee, or agent in his official capacity and as to action in another capacity while holding such office or position, and shall continue as to a person who has ceased to be a director, officer, employee, or agent and shall inure to the benefit of the heirs, executors or administrators of such a person.

Section 7. Insurance. The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

Section 8. Notice to Shareholders. If any expenses or other amounts are paid by way of indemnification, otherwise than by court order or by an insurance carrier pursuant to insurance maintained by the corporation, the corporation shall, unless such meeting is held within three months from the date of such payment, and, in any event, within fifteen months from the date of such payment, send by first class mail to its shareholders of record at the time entitled to vote for the election of directors, a statement specifying the persons paid, the amounts paid, and the nature and status at the time of such payment of the litigation or threatened litigation.

Section 9. Miscellaneous. For purposes of Sections 1 and 2 of this Article, reference to "the corporation" shall include, in addition to the corporation, any merging or consolidating corporation (including any merging or consolidating corporation of a merging or consolidating corporation) absorbed in a merger or consolidation with the corporation so that any person who is or was a director, officer, employee, or agent of such merging or consolidating corporation, or is or was serving at the request of such merging or consolidating corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of Sections 1 and 2 of this Article with respect to the corporation as he would if he had served the corporation in the same capacity; provided, however, no indemnification under Sections 1 and 2 of this Article as permitted by this Section 9 shall be mandatory under this Section 9 without the approval of such indemnification by the Board of Directors or shareholders of the corporation in the manner provided in Section 4 of this Article.

ARTICLE IX. REIMBURSEMENT BY CORPORATE EMPLOYEES

Any payments made to an employee of the corporation in the form of a salary or bonus payment which shall be disallowed, in whole or in part, as a deductible expense to the corporation for Federal or State income tax purposes by the Internal Revenue Service, or by the State Revenue Department, shall be reimbursed by such employee to the corporation to the full extent of such disallowance within six (6) months after the date on which the corporation pays the deficiency with respect to such disallowance. It shall be the duty of the Board of Directors of the corporation to enforce payment to the corporation by any such employee for the amount disallowed. The corporation shall not be required to legally defend any proposed disallowance by the Internal Revenue Service or by the State Revenue Department, and the amount required to be reimbursed by such employee shall be the amount, as finally determined by agreement or otherwise, which is actually disallowed as a deduction. In lieu of payment to the corporation by any such employee, the Board of Directors may, in the discretion of the Board, withhold amounts from such employee's future compensation payments until the amount owed to the corporation has been fully recovered.

ARTICLE X. AMENDMENT

The Board of Directors shall have the power to alter, amend or repeal the bylaws or adopt new bylaws unless such power is reserved exclusively to the shareholders by the Articles of Incorporation or in bylaws previously adopted by shareholders, but any bylaws adopted by the Board of Directors may be altered, amended, or repealed, and new bylaws adopted, by the shareholders. The shareholders may prescribe that any bylaw or bylaws adopted by them shall not be altered, amended, or repealed by the Board of Directors.

I, C. RICHARD DAVIS, II, Secretary of DAVIS HOLDING CORPORATION, formed and existing under the laws of Indiana, do hereby certify that the foregoing is a true and complete copy of the bylaws of this corporation as submitted to and adopted by Directors' Consent in Lieu of Organizational Meeting, effective as of the 9th day of January, 1992.

IN WITNESS WHEREOF, I have hereunder subscribed my name and affixed the Seal of this Corporation, this 9th day of January, 1992.

C. Richard Davis, II, Secretary

"CORPORATE SEAL"

Exhibit 2.5

Shareholder Agreement of
Davis Holding Corporation

DAVIS HOLDING CORPORATION
SHAREHOLDER AGREEMENT

STATE OF INDIANA

COUNTY OF MARION

THIS AGREEMENT is effective the 1st day of January, 1992, by and among CHARLES R. DAVIS, BRADLEY C. DAVIS, MICHAEL B. DAVIS and C. RICHARD DAVIS, II hereinafter separately referred to as the "Shareholder" and together referred to as the "Shareholders", and DAVIS HOLDING CORPORATION, an Indiana corporation, hereinafter referred to as the "Corporation", with respect to the Stock of the Corporation.

W I T N E S S E T H :

WHEREAS, the Corporation has Four Hundred (400) shares of common stock issued and outstanding, hereinafter referred to as the "Stock", One Hundred (100) of which are owned by CHARLES R. DAVIS, One Hundred (100) of which are owned by BRADLEY C. DAVIS, One Hundred (100) of which are owned by MICHAEL B. DAVIS, and One Hundred (100) of which are owned by C. RICHARD DAVIS, II; and

WHEREAS, the parties hereto believe it to be in the best interest of each Shareholder and of the Corporation to make provision for the future disposition of the Stock of the Corporation.

NOW, THEREFORE, in consideration of the promises and mutual obligations contained herein, the parties hereto agree as follows:

ARTICLE 1

DEFINITIONS

Whenever used in this Agreement, the following terms shall have the meaning set forth below:

(a) "Affiliate" shall mean any partnership in which the Corporation is a general partner or any partnership, corporation, trust or other entity in which the Corporation owns, directly or indirectly, fifty percent (50%) or more of the interests in profits, outstanding stock or beneficial interests, as the case may be.

(b) "Cause" shall mean (i) the continued and persistent use of illegal drugs or substances, (ii) the continued and persistent abuse of alcohol during working hours and while on the property of the Corporation or any Affiliate, (iii) the felonious and wrongful taking of assets owned by the Corporation or any Affiliate, or (iv) the continued and persistent failure to satisfactorily perform, as measured by objective comparisons with persons in similar capacities in similarly situated companies, the services required of such individual in his capacity as an employee of the Corporation or any Affiliate other than as a result of the death, Permanent Disability, or prolonged illness of a Shareholder (it being understood and agreed that poor performance in the business managed by the Shareholder in question which results not from such Shareholder's actions as a manager but from a business plan prescribed by the Board of Directors which is deficient shall not constitute "cause" for termination as contemplated under Section 2.3 hereof). The burden of proving the existence of "cause" as the grounds for termination shall be upon the Employer and not the Shareholder whose employment would be terminated, and, in all events, no Shareholder's employment may be terminated for cause until the Corporation has given such Partner a minimum of two written notices, with not less than sixty (60) days between the first and second notice, setting forth specifically the grounds alleged constituting cause and giving the recipient Shareholder a reasonable opportunity to cure the alleged problems. It is provided further that the Shareholder whose employment would be terminated may, at his option, elect to have the question of whether he has committed "cause" submitted to binding arbitration before a three person arbitration panel in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect and the decision of the arbitrators shall be by a majority thereof. One member of the arbitration panel shall be selected by the Shareholder whose employment would be terminated, one member of the arbitration panel shall be selected by the Board of Directors of the Corporation and the third member shall be selected by the first two members. All members of the arbitration panel shall be independent parties and shall be approved members of the American Arbitration Association. The arbitration panel shall render its decision within sixty (60) days of its selection.

(c) "Current Value" of the Stock shall be its fair market value as determined in accordance with the provisions of Article 8, subject to any adjustments set forth in Article 8.

(d) "Disposition" shall mean any transfer, whether outright or as security, inter vivos or testamentary, with or without consideration, voluntary or involuntary, of all or any part of any right, title or interest (including but not limited to voting rights) in or to any Stock.

(e) "Permanent Disability" of a Shareholder shall mean that the Shareholder is eligible for disability benefits under any long-term disability policy owned by the Corporation or any Affiliate, or in the event no such policy is so owned, on evidence that the Shareholder is eligible for total and permanent disability benefits under the Social Security Act in effect at the date of disability.

(f) "Termination of Employment" shall occur when a Shareholder who has been employed by the Corporation and/or any Affiliate of the Corporation (the "Employer") is no longer so employed on a full-time basis, either as a result of Voluntary Termination of such employment relationship by such Shareholder, or as a result of cancellation of such employment relationship by the Employer for cause. Termination of Employment shall be deemed to occur from the effective date of such termination or cancellation.

(g) "Voluntary Termination of Employment", unless otherwise agreed upon by the parties, shall not include the absence from employment by a Shareholder as a result of such Shareholder having been elected to a political office, as contemplated in Article 9.

ARTICLE 2

RESTRICTIONS UPON THE TRANSFER OF THE STOCK

2.1 Prohibition Against Disposition. Except as hereinafter set forth, no Shareholder shall make a Disposition of any shares of Stock without the written consent of the Corporation, which consent may be withheld for any reason or for no reason at all. Notwithstanding any provisions contained in Section 2.2 of this Agreement to the contrary, if the Corporation fails to consent to the sale, assignment, transfer, pledge, encumbrance or other disposal of the Shareholder's interest, whether to the Corporation, to another Shareholder or to a third party, the Shareholder may not make a Disposition of any shares of Stock.

2.2 Permitted Sales.

(a) In the event a Shareholder receives a bona fide offer for the purchase of all or a part of his Stock, said Shareholder shall either refuse such offer or give the Corporation written notice setting out full details of such offer, which notice, among other things, shall specify the name of the offeror, the number of shares of Stock covered by the offer, the terms of payment, whether for cash or credit, and, if on credit, the time and interest rate, as well as any and all other consideration being received or paid in connection with such proposed transaction, as well as any and all other terms, conditions, and details of such offer.

(b) Upon receipt of the notice with respect to such offer, the Corporation shall have the exclusive right and option, exercisable at any time during a period of sixty (60) days from the date of said notice, to purchase the shares of Stock covered by the offer in question at the same price and on the same terms and conditions of the offer as set out in such notice. If the Corporation decides to exercise the option, it shall give written notice to that effect to the Shareholder desiring to sell, and said sale and purchase shall be consummated within sixty (60) days thereafter. If the Corporation does not elect to exercise its option, and if the Corporation consents to the proposed transfer or sale, the Corporation shall so notify the selling Shareholder in writing and, subject to any prohibitions or restrictions on transfer imposed by the Corporation for purposes of compliance with applicable securities law, such Shareholder shall be free to sell the shares of Stock in the Corporation covered by the offer, if such sale is consummated within ninety (90) days thereafter, or else such Stock shall thereafter once again become subject to the restrictions of this Article. Such sale, if permitted, shall be strictly upon the terms and conditions and to the persons described in the required notice.

2.3 Mandatory Sale Upon Death, Permanent Disability or Termination of Employment.

(a) Mandatory Redemption by the Corporation. Upon the death, Permanent Disability, Voluntary Termination of Employment, or Termination of Employment for Cause (said events collectively referred to as the "Terminating Event") of a Shareholder (said Shareholder, or his personal representative, referred to as the "Withdrawing Shareholder"), the Withdrawing Shareholder shall sell, and Corporation shall buy, all, but not less than all, of the Stock owned by the Withdrawing Shareholder at the price specified in Section 2.3(c) herein, and on the terms specified in Section 2.3(d) herein.

(b) Inability of Corporation to Redeem. If the Corporation shall be lawfully unable to purchase all of the Withdrawing Shareholder's Stock, as required by Section 2.3(a), it shall purchase all of the Stock that it can lawfully purchase, and shall, within one hundred fifty (150) days after the Terminating Event, notify each other Shareholder and the Withdrawing Shareholder of the number of shares of Stock that it cannot purchase. Each of the remaining Shareholders shall purchase that portion of the Stock (not so purchased by the Corporation) that the number of shares of Stock held by him bears to the number of shares of Stock owned by all remaining Shareholders at the price specified in Section 2.3(c) herein and on the terms specified in Section 2.3(d) herein.

(c) Purchase Price. The purchase price of the shares of Stock pursuant to Section 2.3 shall be the Current Value of such shares, determined in accordance with Article 1.

(d) Terms of Payment. The purchase price to be paid to the Withdrawing Shareholder shall be paid at closing, which shall be within one hundred eighty (180) days following the Terminating Event (the "Closing Date"). The purchase price shall be paid in cash or, at the option of the purchasing party(ies), by the execution and delivery of a note payable to the order of the

Withdrawing Shareholder or the estate of said Shareholder in an amount equal to such purchase price; provided, however, the amount of insurance proceeds, if any, received by the purchasing party(ies) on or before the Closing Date, as a result of the purchasing party(ies)'s ownership of a life insurance policy insuring the life of the Withdrawing Shareholder, but not more than the total purchase price, shall be paid at closing and the amount of the promissory note shall be for the unpaid purchase price, if any. Said note shall bear interest at the rate of one percent (1%) over the Prime Rate of interest published from time to time by Bank One; provided, however, that at no time shall the rate of interest on such promissory note be less than eight percent (8%) per annum nor more than twelve percent (12%) per annum. Said promissory note shall be payable in not less than five and not more than ten equal annual installments of principal and interest, the first such payment to be made one (1) year from the date of the execution and delivery of such note, and such note shall contain full prepayment privileges without penalty. The term of the note shall be negotiated in good faith by the parties taking into account the purchasing party(ies)'s ability to make the annual payments over the periods being proposed by the parties; provided, however, that in the event the parties are unable to agree upon a term for the note, then the Corporation shall decide the term over which such payments are to be made taking into account its forecasted income and forecasted cash needs. Furthermore, in the event that, after the Closing Date and prior to the payment in full of the balance due on the note, the purchasing party(ies) receives any proceeds from any life insurance policies held by the purchasing party(ies) on the life of the Withdrawing Shareholder, the purchasing party(ies) shall, within thirty (30) days of the receipt of such funds, pay to the Withdrawing Shareholder, the lesser of (i) the remaining balance due on the note, or (ii) the amount of life insurance proceeds received by the purchasing party(ies).

In addition to the foregoing payments, the Corporation (and each of the remaining Shareholders) shall take such steps as are reasonable and necessary to relieve the Withdrawing Shareholder from any and all personal liability for any corporate debts, loans, obligations and liabilities existing as of the Closing Date. In the event the Corporation is unable to relieve the Withdrawing Shareholder from such liability, the Corporation shall execute and deliver to the Withdrawing Shareholder an indemnity agreement with respect to such liabilities.

ARTICLE 3

LEGEND ON STOCK

3.1 <u>Form of Legend</u>. Upon the execution of this Agreement, each Shareholder shall surrender to the Corporation all of his certificates representing the Stock. The Secretary shall endorse each certificate with the following legend:

> The shares of Stock represented by this certificate are held subject to, and transfer of such shares is restricted by, the terms of an Agreement, dated January 1, 1992, a copy of which is on file at the office of the Corporation. No sale, assignment, transfer, pledge, or other disposition of any share represented by this certificate shall be valid unless made in accordance with the terms of the Agreement. By acceptance of this certificate the holder hereof agrees to be bound by the terms of said Agreement.

After such endorsement, each of the certificates so surrendered shall be returned to the Shareholder owning such certificate. Thereafter, all certificates representing Stock of the Corporation shall bear an identical endorsement. A copy of this Agreement shall be filed with the Secretary of the Corporation.

3.2 Intention of Parties. The parties to this Agreement intend that the legend conform to the provisions of the Uniform Commercial Code as adopted by the State of Indiana. This legend may be modified from time to time by the Board of Directors of the Corporation to conform to any amendments to the Uniform Commercial Code as adopted by the State of Indiana or to this Agreement.

ARTICLE 4

TERMINATION AND AMENDMENT

This Agreement shall terminate:

(a) If all Stock of the Corporation is owned by any one (1) Shareholder; or

(b) If the Corporation is adjudicated a bankrupt, the Corporation executes an assignment for benefit of creditors, a receiver is appointed for the Corporation, or the Corporation is voluntarily or involuntarily dissolved; or

(c) If all Shareholders agree to terminate this Agreement.

This Agreement may not be amended or terminated orally, and no amendment, termination or attempted waiver shall be valid unless in writing and signed by each party to this Agreement.

ARTICLE 5

NOTICES

Any and all notices, offers, demands or elections required or permitted to be made under this Agreement (notices) shall be in writing, signed by the party giving such notice, and delivered personally or sent by registered or certified mail to the other party at the address set forth on Exhibit A, attached hereto and incorporated herein by reference, or at such other address as the other party may hereafter designate in writing.

ARTICLE 6

REMEDIES

Stock subject to this Agreement is not readily marketable, and, for that reason and other reasons, the parties will be irreparably damaged if this Agreement is not specifically enforced. In this regard, the parties declare that it is impossible to measure in money the damages that will accrue to a person having rights under this Agreement by reason of a failure of another to perform any obligation under this Agreement. Therefore, this Agreement shall be enforceable by specific performance or other equitable remedy cumulative with and not exclusive of any other remedy.

ARTICLE 7

LIABILITIES

If the Corporation or any Shareholder obtains Stock from a Shareholder pursuant to the terms of this Agreement, the acquiring party shall use its or his best reasonable efforts to obtain the release of such selling Shareholder from all contingent liabilities incurred in connection with the business of the Corporation, including, but not limited to, liabilities of such other Shareholder as guarantor of or surety upon obligations of the Corporation to lenders.

ARTICLE 8

APPRAISERS

8.1 Selection of Appraisers. If within ninety (90) days after the occurrence of an event (the "Event") requiring the determination of the Current Value of the Stock, the Shareholders (including the personal representative of a deceased Shareholder's estate or the personal representative of a Shareholder who is unable to act on his own behalf due to Permanent Disability) and the Corporation have not unanimously agreed on the value of the Stock, then the Corporation and the Shareholder (the "Selling Shareholder") shall, within ten (10) days following the expiration of the ninety day (90) day period set forth hereinabove, each select an appraiser to determine the Current Value. Furthermore, any appraiser selected by any party pursuant to this Article 8 shall, at a minimum, possess the designation of M.A.I., and shall be experienced in appraising the type of assets held by the Corporation and in appraising interests in closely held businesses and limited partnerships of the type in which the Corporation owns interests. If any party fails to name an appraiser, the other party(ies) may select an appraiser for such party.

8.2 Determination of Fair Market Value.

(a) Determination of Value of Stock. The appraisers so selected shall proceed promptly to determine the fair market value of the Stock, including therein a fair market valuation of the interest and equity of the Selling Shareholder in the Corporation, taking into consideration the earnings history and potential of the Corporation, the fair market value of the assets of the Corporation, as well as any outstanding indebtedness, liabilities, liens, and obligations relating to the Corporation. The determination of such fair market value by the appraiser(s) shall be final and binding on all parties; provided, however, that any such appraisal shall be submitted to the Corporation and the Selling Shareholder not later than two hundred ten (210) days following the occurrence of the Event giving rise to the appraisal. In the event that two or more appraisers are selected and the appraisers are unable to agree on a fair market value, the average of the appraisals shall be conclusive evidence as to such fair market value of the Selling Shareholder's Stock and shall be final and binding on all parties; provided, however, that in the event that the fair market value as set forth in the higher of the two appraisals is more than 120% of the fair market value set forth in the lower of the two appraisals, the appraisers shall select a third appraiser who shall, within one hundred twenty (120) days of the date such appraiser is notified of his selection, determine the fair market value of the Selling Shareholder's Stock in accordance with this Section 8.2 and the determination of the fair market value by such third appraiser shall be averaged with that fair market value set forth in the appraisal submitted by the original two appraisers which is closest to the fair market value determined by such third appraiser and such average shall conclusively be deemed to be the fair market value of the Selling Shareholder's Stock. The appraisers shall deliver a written report on their appraisal to the Corporation and the Selling Shareholder.

(b) Failure to Submit Appraisal. Notwithstanding the provisions of Section 8.2(a) above to the contrary, in the event that any appraisal is not submitted to the Corporation and the Selling Shareholder within the times set forth in Section 8.2(a) above, said appraisal shall be disregarded by the Corporation and the Selling Shareholder and the fair market value shall be that value set forth in the appraisal which was submitted within the time set forth hereinabove or, in the event more than one appraisal is submitted within the allotted time period, the average of such appraisals.

(c) Adjustment to Fair Market Value. The fair market value of the Stock, as determined hereinabove, shall then be adjusted to be as follows:

(i) If the Terminating Event is the death or permanent disability of the Selling Shareholder, an amount equal to ninety percent (90%) of the fair market value of the Stock of the Selling Shareholder, as determined pursuant to Sections 8.2(a) and 8.2(b); or

(ii) If the Terminating Event is the voluntary or involuntary termination of employment, an amount equal to seventy-five percent (75%) of the fair market value of the Stock of the Selling Shareholder, as determined pursuant to Sections 8.2(a) and 8.2(b).

8.3 Fees and Expenses. Each party shall pay the fee and expense of the appraiser selected by or for such party; provided, however, that if a third appraiser is selected pursuant to the provisions of Section 8.2(a) above, the fee of such appraiser shall be borne equally by the Corporation and the Selling Shareholder.

ARTICLE 9

ELECTION TO POLITICAL OFFICE

In the event a Shareholder who is employed by the Corporation (the "Elected Shareholder") is elected or appointed to a full time political office and/or a political office which requires such Elected Shareholder to devote thereto an amount of such Elected Shareholder's time and efforts to such political office so as to materially and substantially interfere with such Elected Shareholder's performance of the services of such individual in his capacity as an employee of the Corporation and/or any Affiliate of the Corporation, such Shareholder shall not receive a salary or bonus for the period of time that such Shareholder is instead performing the duties of the political office and the parties shall determine the fair market value of the Shareholder's Stock as of the date such Shareholder is elected or appointed to the political office, said appraisal and determination of value to be made in accordance with the provisions of Article 8 above. For purposes of Section 8.2, if a Shareholder voluntarily terminates his employment during the term of his political office, the fair market value used shall be based on such appraisal. At such time that the Elected Shareholder leaves political office and wishes to re-enter active involvement in the business, a second appraisal and determination of the value of the Shareholder's Stock shall be made in accordance with the provisions of Article 8 above. The Elected Shareholder then shall either (i) pay to the other Shareholders the difference between the value of his Stock as determined by the first appraisal and the value of his Stock as determined by the second appraisal, or (ii) surrender to the Corporation, without consideration, sufficient Stock to result in the value of his Stock being the same as the value of his Stock determined by the first appraisal. The Corporation shall select the appraiser who performs the appraisals required under this Article 9 and shall pay the fee and expense of the appraiser selected.

ARTICLE 10

COMPENSATION

Each Shareholder agrees that he will not cause the Corporation or any Affiliate to pay unreasonable compensation, including salary and bonuses, to any Shareholder. Whether a Shareholder is paid "unreasonable compensation" during a particular year shall be determined by evaluating the total annual compensation such Shareholder received with the total annual compensation received by individuals with similar responsibilities working for similar employers.

ARTICLE 11

CORPORATE MANAGEMENT

11.1 Board of Directors. Each Shareholder agrees that throughout the term of this Agreement he will vote his Stock in favor of electing each Shareholder to the Board of Directors of the Corporation. In the event that Charles R. Davis shall resign as Chairman of the Board of the Corporation, the Shareholders agree that a new Chairman of the Board may only be elected with the unanimous consent of the remaining members of the Board of Directors. In the event that the remaining members of the Board of Directors are unable to unanimously elect a new Chairman of the Board of Directors, the Board of Directors shall not have a Chairman of the Board and the duties of the Chief Executive Officer shall be divided equally among the remaining members of the Board of Directors.

11.2 Termination of Employees. In the event that a majority of the Board of Directors of the Corporation wish to terminate an employee of the Corporation or any of its Affiliates (other than a Shareholder) and one or more of members of the Board of Directors of the Corporation wishes to retain such employee, the Board of Directors shall give the Board member wishing to retain such employee written notice of their desire to terminate the employee and the reasons therefor. The Board member wishing to retain such employee shall then have four (4) months to correct the employee's deficiencies, as stated in the notice, and shall give the Board of Directors an interim report after two (2) months stating what, if any, progress has been made toward the correction of the employee's deficiencies. At the end of the four month period, the Board of Directors shall reconsider the matter and the Board of Directors, by majority vote, shall determine whether to retain or terminate such employee.

ARTICLE 12

MISCELLANEOUS

12.1 Prior Agreements. This Agreement supersedes all prior agreements made between the Shareholders and the Corporation affecting the Stock of the Corporation and all such prior agreements are hereby terminated.

12.2 Applicable Law. This Agreement is executed and will be performed in the State of Indiana, and this Agreement shall be construed and enforced in accordance with the laws of the State of Indiana.

12.3 Severability. If any part of this Agreement shall be held void, voidable, or otherwise unenforceable by any court of law or equity, nothing contained in this Agreement shall limit the enforceability of any other part. The parties agree that the rights of the Corporation to purchase its Stock contained in this Agreement are subject to any restrictions contained in the Indiana Corporation Code, and such other pertinent lawful restrictions as are now or may hereafter become effective. If for any reason the Corporation should be prohibited from exercising such rights, the remaining provisions of this Agreement shall remain in full force and effect.

12.4 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Corporation and the Shareholders, their respective heirs, successors, successors-in-title, legal representatives and lawful assigns. No party shall have the right to assign this Agreement, or any interest under this Agreement, without the prior written consent of the other parties.

a Shareholder) and one or more of members of the Board of Directors of the Corporation wishes to retain such employee, the Board of Directors shall give the Board member wishing to retain such employee written notice of their desire to terminate the employee and the reasons therefor. The Board member wishing to retain such employee shall then have four (4) months to correct the employee's deficiencies, as stated in the notice, and shall give the Board of Directors an interim report after two (2) months stating what, if any, progress has been made toward the correction of the employee's deficiencies. At the end of the four month period, the Board of Directors shall reconsider the matter and the Board of Directors, by majority vote, shall determine whether to retain or terminate such employee.

ARTICLE 12

MISCELLANEOUS

12.1 Prior Agreements. This Agreement supersedes all prior agreements made between the Shareholders and the Corporation affecting the Stock of the Corporation and all such prior agreements are hereby terminated.

12.2 Applicable Law. This Agreement is executed and will be performed in the State of Indiana, and this Agreement shall be construed and enforced in accordance with the laws of the State of Indiana.

12.3 Severability. If any part of this Agreement shall be held void, voidable, or otherwise unenforceable by any court of law or equity, nothing contained in this Agreement shall limit the enforceability of any other part. The parties agree that the rights of the Corporation to purchase its Stock contained in this Agreement are subject to any restrictions contained in the Indiana Corporation Code, and such other pertinent lawful restrictions as are now or may hereafter become effective. If for any reason the Corporation should be prohibited from exercising such rights, the remaining provisions of this Agreement shall remain in full force and effect.

12.4 Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Corporation and the Shareholders, their respective heirs, successors, successors-in-title, legal representatives and lawful assigns. No party shall have the right to assign this Agreement, or any interest under this Agreement, without the prior written consent of the other parties.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement, under seal, on the date and at the place first above written.

DAVIS HOLDING CORPORATION

By: ______________________
Charles R. Davis, President

Attest: ______________________
Title: Secretary

(CORPORATE SEAL)

______________________ (SEAL)
Charles R. Davis, Shareholder

______________________ (SEAL)
Bradley C. Davis, Shareholder

______________________ (SEAL)
Michael B. Davis, Shareholder

______________________ (SEAL)
C. Richard Davis, II, Shareholder

EXHIBIT A

ADDRESSES FOR NOTICES

PARTY	ADDRESS
Corporation	8250 Haverstick Road Suite 290 Indianapolis, Indiana 46240
Charles R. Davis	10829 Brigantine Drive Indianapolis, Indiana 46256
C. Richard Davis	10322 Swiftsail Lane Indianapolis, Indiana 46256
Bradley C. Davis	c/o Davis Holding Corporation 8200 Haverstick Road Suite 250 Indianapolis, Indiana 46240
Michael B. Davis	5669 N. Guilford Indianapolis, Indiana 46240

Exhibit 2.6

Articles of Organization of
Davis Financial Services, LLC

COPY

ARTICLES OF ORGANIZATION

OF

DAVIS FINANCIAL SERVICES, LLC.

The undersigned organizer, desiring to form a limited liability company (the "Company") pursuant to the provisions of the Indiana Business Flexibility Act, as amended (the "Act"), executes the following Articles of Organization.

ARTICLE I

Name

The name of the Company is "Davis Financial Services, LLC."

ARTICLE II

Registered Office and Registered Agent

Section 2.1. Registered Office. The address of the Registered Office of the Company is 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240.

Section 2.2. Registered Agent. The name and address of the Company's registered agent for service of process is Ronald F. Shady, Jr., Esq., 135 North Pennsylvania Street, 2000 First Indiana Plaza, Indianapolis, Indiana 46204.

RECEIVED P3:35

ARTICLE III

Period of Existence

Section 3.1. The period during which the Company shall continue is perpetual until the occurrence of an "Event of Dissociation" (as defined below), unless the business of the Company is continued by the consent of a Majority in Interest of the Members (defined as remaining Members whose percentage interests in both profits and capital total more than fifty percent (50%)) obtained within ninety (90) days after the occurrence of such event. "Event of Dissociation" means:

(a) the bankruptcy, dissolution and/or commencement of winding up of a Member.

(b) the withdrawal of a Member from the Company.

(c) when a Member ceases to be a Member by reason of the transfer of such Member's interest in the Company.

(d) the death or incompetency of a Member who is an individual.

ARTICLE IV

Management

Management of the business and affairs of the Company is vested in Davis Holding Corporation, an Indiana corporation, who is and shall be the sole "Manager" of the Company as provided in I.C. 23-18-1-14 and I.C. 23-18-4-1 of the Act.

ARTICLE V

Amendment of Articles

The Company reserves the right to amend, alter, change or repeal any provision contained in these Articles, or in any amendment hereto, or to add any provision to these Articles or to any amendment hereto, in any manner now or hereafter prescribed or permitted by the provisions of the Act or any amendment thereto; provided that the written consent is first obtained of the Members whose aggregate percentage interests in the Company total one hundred percent (100%) of the aggregate percentage interests in the Company.

IN WITNESS WHEREOF, the undersigned, being the sole organizer of the Company, hereby executes these Articles and verifies subject to the penalties of perjury that the facts contained herein are true.

By: Ronald F. Shady, Jr.
Ronald F. Shady, Jr.

This instrument prepared by Ronald F. Shady, Jr., Attorney at Law, Klineman, Rose and Wolf, 135 North Pennsylvania Street, 2000 First Indiana Plaza, Indianapolis, Indiana 46204-2456; (317) 264-5000.

Exhibit 2.7

Operating Agreement of
Davis Financial Services, LLC

DRAFT

OPERATING AGREEMENT
OF
DAVIS FINANCIAL SERVICES, LLC

This Operating Agreement (the "Agreement") for DAVIS DAVIS FINANCIAL SERVICES, LLC (the "Company") is entered into and shall be effective as of the ____ day of December, 1994, by and among DAVIS HOLDING CORPORATION, an Indiana corporation, and DAVIS HOMES, LLC, an Indiana limited liability company, pursuant to the provisions of the Indiana Business Flexibility Act, on the following terms and conditions:

ARTICLE I
THE COMPANY

1.1 Formation. The parties hereto do hereby form a limited liability company (the "Company") for the purpose of conducting business within the State of Indiana and shall cause Articles of Organization for the Company to be filed with the Indiana Secretary of State. The Company and this Agreement shall become effective upon the filing of the Articles of Organization, pursuant to, in accordance with, and for purposes of, the provisions of the Act.

1.2 Name. The name of the Company shall be DAVIS FINANCIAL SERVICES, LLC and all business of the Company shall be conducted in such name and/or under the such other names as may be lawfully approved and adopted by the Company.

1.3 Purpose. The purposes of the Company shall be as follows:

(a) To engage in a general loan and mortgage business; to buy and sell promissory notes, mortgages and other contracts at discount; to negotiate such notes, mortgages and contracts; to lend and borrow money; and to do any and all other things incident or pertinent to such a general loan business;

(b) To deal in services and take other appropriate steps to further the financial interests of the Company;

(c) To enter partnership agreements in the capacity of a General Partner or a Limited Partner, to become a member of a joint venture or limited liability company, or to participate in some other form of syndication for investment; and

(d) To engage in any other lawful business or activity related thereto.

1.4. Place of Business. The principal place of business of the Company shall be located at 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240 or at such other place in the State of Indiana as may be approved by the Members.

1.5 Term. The term of the Company shall commence on the date the Articles of Organization are filed and shall be perpetual, unless earlier terminated or liquidated in accordance with the terms of this Agreement.

1.6 Statutory Compliance. The Company shall exist under and be governed by, and this Agreement shall be construed in accordance with, the applicable laws of the State of Indiana. The Members shall make all filings and disclosures required by, and shall otherwise comply with, all such laws. The Members shall execute and file in the appropriate records any assumed or fictitious name certificates and other documents and instruments as may be necessary or appropriate with respect to the formation of, and conduct of business by, the Company, including, but not limited to, the filing of the Articles of Organization.

1.7 Title to Property. All real and personal property owned by the Company shall be owned by the Company as an entity and no Member shall have any ownership interest in such property in its individual name or right, and each Member's interest in the Company shall be personal property for all purposes. The Company shall hold all of its property in the name of the Company and not in the name of any Member.

1.8 Payments of Member Obligations. The Members shall use the Company's credit and assets solely for the benefit of the Company and no asset of the Company shall be transferred or encumbered for or in payment of any individual obligation of a Member.

1.9 Definitions. Capitalized words and phrases used in this Agreement have the following meanings:

(a) "Act" means the Indiana Business Flexibility Act, as set forth in I.C. §§ 28-18-1-1 et seq., as amended from time to time (or any corresponding provisions of succeeding law).

(b) "Affiliate" means, with respect to any Person, (i) any Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any

Person owning or controlling ten percent (10%) or more of the outstanding voting interests of such Person, (iii) any officer, director, or general partner of such Person, or (iv) any Person who is an officer, director, general partner, trustee, or holder of ten percent (10%) or more of the voting interests of any Person described in clauses (i) through (iii) of this sentence. For purposes of this definition, the term "controls," "is controlled by," or "is under common control with" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.

(c) "Agreement" means this Operating Agreement, as amended from time to time. Words such as "herein," "hereinafter," "hereof," "hereto," and "hereunder" refer to this Agreement as a whole, unless the context otherwise requires.

(d) "Bankruptcy" means, with respect to any Person, a "Voluntary Bankruptcy" or an "Involuntary Bankruptcy." A "Voluntary Bankruptcy" means, with respect to any Person, the inability of such Person generally to pay its debts as such debts become due, or an admission in writing by such Person of its inability to pay its debts generally or a general assignment by such Person for the benefit of creditors; the filing of any petition or answer by such Person seeking to adjudicate it a bankrupt or insolvent, or seeking for itself any liquidation, winding up, reorganization, arrangement, adjustment, protection, relief, or composition of such Person or its debts under any law relating to bankruptcy, insolvency, or reorganization or relief of debtors, or seeking, consenting to, or acquiescing in the entry of an order for relief or the appointment of a receiver, trustee, custodian, or other similar official for such Person or for any substantial part of its property; or corporate action taken by such Person to authorize any of the actions set forth above. An "Involuntary Bankruptcy" means, with respect to any Person, without the consent or acquiescence of such Person, the entering of an order for relief or approving a petition for relief or reorganization or any other petition seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution, or other similar relief under any present or future bankruptcy, insolvency, or similar statute, law, or regulation, or the filing of any such petition against such Person which petition shall not be dismissed within ninety (90) days, or, without the consent or acquiescence of such Person, the entering of an order appointing a trustee, custodian, receiver or liquidator of such Person or of all or any substantial part of the property of such Person which order shall not be dismissed within sixty (60) days.

(e) "Business Day" means a day of the year on which banks are not required and/or authorized to close in Indianapolis, Indiana.

(f) "Capital Account" means, with respect to any Member, the Capital Account maintained in accordance with the following provisions:

(i) To each Member's Capital Account there shall be credited such Member's Capital Contributions, such Member's distributive share of Profits and any items in the nature of income or gain which are specially allocated pursuant to Section 3.2 or Section 3.3 hereof, and the amount of any Company liabilities assumed by such Member or which are secured by any Property distributed to such Member;

(ii) To each Member's Capital Account there shall be debited the amount of cash and the Gross Asset Value of any Property distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of Losses and any items in the nature of expenses or losses which are specially allocated pursuant to Section 3.2 or Section 3.3 hereof, and the amount of any liabilities of such Member assumed by the Company or which are secured by any property contributed by such Member to the Company.

(iii) In determining the amount of any liability for purposes of Sections 1.9(f)(i) and 1.9(f)(ii) hereof, there shall be taken into account Code Section 752(c) and any other applicable provisions of the Code and Regulations.

The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Members shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by contributed or distributed property or which are assumed by the Company or the Members), are computed in order to comply with such Regulations, the Members may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member upon the dissolution of the Company. The Members also shall (i) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes in accordance with Regulations Section 1.704-1(b)(2)(iv)(g), and (ii) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

(g) "Capital Contributions" means, with respect to any Member, the amount of money and the initial Gross Asset Value of any property (other than money) contributed to the Company with respect to the Company interest held by such Member pursuant to the terms of this Agreement. The principal amount of a promissory note which is not readily traded on an established securities market and which is contributed to the Company by the maker of the note (or a Person related to the maker of the note within the meaning of Regulations Section 1.704-1(b)(2)(ii)(c) shall not be included in the Capital Contribution of any Member until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulations Section 1.704-1(b)(2)(iv)(d)(2).

(h) "Code" means the Internal Revenue Code of 1986, as amended from time to time (or any corresponding provisions of succeeding law).

(i) "Company" means the limited liability company formed by this Agreement and the limited liability company continuing the business of this Company in the event of dissolution as herein provided.

(j) "Company Minimum Gain" has the same meaning as set forth in Regulations Sections 1.704-2(b)(2) and 1.704-2(d)for Partnership Minimum Gain.

(k) "Depreciation" means, for each Fiscal Year, an amount equal to the depreciation, amortization, or other cost recovery deduction allowable with respect to an asset for such Fiscal Year, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such Fiscal Year, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization, or other cost recovery deductions for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the adjusted basis for federal income tax purposes of an asset at the beginning of such Fiscal Year is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Members.

(l) "Fiscal Year" means (i) the period commencing on the effective date of this Agreement and ending on December 31st, (ii) any subsequent twelve (12) month period commencing on January 1st and ending on December 31st, or (iii) any portion of the period described in clause (ii) for which the Company is required to allocate Profits, Losses, and other items of Company income, gain, loss, or deduction pursuant to Article III hereof.

(m) "Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

(i) The initial Gross Asset Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset, as determined by the Members;

(ii) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values as of the following times: (a) the admission of an additional Member; (b) the distribution by the Company to a Member (other than normal distributions of cash flow) as consideration for an interest in the Company; and (c) the liquidation of the Company within the meaning of Regulations Section 1.704-1(b)(2)(ii)(g).

(iii) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Members; and

(iv) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations Section 1.704-1(b)(2)(iv)(m) and Sections 1.9(w)(vi) and 3.2(c) hereof; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Section 1.9(m)(iv) to the extent the Members determine that an adjustment pursuant to Section 1.9(m)(ii) hereof is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this Section 1.9(m)(iv).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to Section 1.9(m)(i), Section 1.9(m)(ii), or Section 1.9(m)(iv) hereof, such Gross Asset Value shall thereafter be adjusted by the Depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

(n) "Interest" means with respect to a Member such Member's interest in the Profits and Losses of the Company, as set forth on Exhibit "A" of this Agreement.

(o) "Issuance Items" has the meaning set forth in Section 3.2(f).

(p) "Nonrecourse Deductions" has the meaning set forth in Section 1.704-2(b)(1) of the Regulations.

(q) "Nonrecourse Liability" has the meaning set forth in Section 1.704-2(b)(3) of the Regulations.

(r) "Member Nonrecourse Debt" has the same meaning as is set forth in Section 1.704-2(b)(4) of the Regulations for Partner Nonrecourse Debt.

(s) "Member Nonrecourse Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse

Liability, determined in accordance with Section 1.704-2(i)(3) of the Regulations.

(t) "Member Nonrecourse Deductions" has the same meaning set forth in Sections 1.704-2(i)(1) and 1.704-2(i)(2) of the Regulations for Partner Nonrecourse Deductions.

(u) "Members" means those individuals and entities executing this Agreement as Members. "Member" means any one of the Members.

(v) "Person" means any individual, partnership, corporation, trust, or other entity.

(w) "Profits" and "Losses" means, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such Fiscal Year, determined in accordance with Code Section 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses pursuant to this Section 1.9(w) shall be added to such taxable income or loss;

(ii) Any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits or Losses pursuant to this Section 1.9(w) shall be subtracted from such taxable income or loss;

(iii) In the event the Gross Asset Value of any Company asset is adjusted pursuant to Section 1.9(m)(ii) or Section 1.9(m)(iii) hereof, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits or Losses;

(iv) Gain or loss resulting from any disposition of Property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the

Gross Asset Value of the Property disposed of, notwithstanding that the adjusted tax basis of such Property differs from its Gross Asset Value;

(v) In lieu of the depreciation, amortization, and other cost recovery deductions taken into account in computing such taxable income or loss, there shall be taken into account Depreciation for such Fiscal Year or other period, computed in accordance with Section 1.9(m) hereof; and

(vi) To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(4) to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Profits or Losses; and

(vii) Notwithstanding any other provision of this Section 1.9(w), any items which are specifically allocated pursuant to Section 3.3 hereof shall not be taken into account in computing Profits or Losses.

(x) "Property" means all real and personal property acquired by the Company and any improvements thereto, and shall include both tangible and intangible property.

(y) "Regulations" means the Income Tax Regulations, including Temporary Regulations, promulgated under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

(z) "Transfer" means, as a noun, any voluntary or involuntary transfer, sale, pledge or other disposition and, as a verb, voluntarily or involuntarily to transfer, sell, pledge or otherwise dispose of.

ARTICLE II
CAPITAL CONTRIBUTIONS

2.1 Members. The names, addresses, initial Capital Contributions, and the percentage interests of each of the Members are set forth on Exhibit "A" hereto and incorporated by reference herein.

2.2 Additional Capital Contributions. The Members shall not be required to make any additional capital contributions and in no event shall a Member be personally liable for any losses, obligations, or debts of the Company in excess of its respective initial capital contribution, except as specifically agreed upon by such Member.

2.3 Other Matters.

(a) Except as otherwise provided in this Agreement, no Member shall demand or receive a return of its Capital Contributions or withdraw from the Company without the consent of all Members. Under circumstances requiring a return of any Capital Contributions, no Member shall have the right to receive property other than cash except as may be specifically provided herein.

(b) No Member shall receive any interest, salary or drawing with respect to its Capital Contributions or its Capital Account or for services rendered on behalf of the Company or otherwise in its capacity as Member, except as otherwise provided in this Agreement.

(c) Except as otherwise provided in this Article II, no Person shall be admitted to the Company as a Member without the unanimous consent of the Members.

ARTICLE III
ALLOCATIONS

3.1 Profits and Losses. After giving effect to the Special Allocations set forth in sections 3.2 and 3.3 hereof, Profits and Losses for any Fiscal Year shall be allocated among the Members in accordance with their percentage interests in the Profits and Losses of the Company, as set forth in Exhibit "A" attached hereto and incorporated herein.

3.2 Special Allocations. The following special allocations shall be made in the following order:

(a) Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(f) of the Regulations, notwithstanding any other provision of this Article III, if there is a net decrease in Company Minimum Gain during any Company Fiscal Year, each Member shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(f)(6) and 1.704-2(j)(2) of the Regulations. This Section 3.2(a) is intended to comply with the minimum gain chargeback requirement in such section of the Regulations and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Section 1.704-2(i)(4) of the Regulations, notwithstanding any other provision of this Article III, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any Company Fiscal Year, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Section 1.704-2(i)(5), shall be specially allocated items of Company income and gain for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The items to be so allocated shall be determined in accordance with Sections 1.704-2(i)(4) and 1.704-2(j)(2) of the Regulations. This Section 3.2(b) is intended to comply with the minimum gain chargeback requirement in such Section of the Regulations and shall be interpreted consistently therewith.

(c) Code Section 754 Adjustment. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Code Section 734(b) or Code Section 743(b) is required, pursuant to Regulations Section 1.704-1(b)(2)(iv)(m)(2) or Regulations Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts, as a result of a distribution to a Member in complete liquidation of interests the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis) and such gain or loss shall be specifically allocated to the

Members in accordance with their interests in the Company in the event Regulations Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Members to whom such distribution was made in the event that Regulations Section 1.704-1(b)(2)(iv)(m)(4) applies.

(d) Nonrecourse Deductions. Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated among the Members in proportion to their Interests in the Company, as set forth in Exhibit "A".

(e) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Fiscal Year or other period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulation Sections 1.704-2(i)(1) and 1.704-2(i)(2).

(f) Allocations Relating to Taxable Issuance of Company Interests. Any income, gain, loss or deduction realized as a direct or indirect result of the issuance of an interest in the Company to a Member (the "Issuance Items") shall be allocated among the Members so that, to the extent possible, the net amount of such Issuance Items, together with all other allocations under this Agreement to each Member, shall be equal to the net amount that would have been allocated to each such Member if the Issuance Items had not been realized.

3.3 Curative Allocations. The allocations set forth in Sections 3.2(a), 3.2(b), 3.2(c), 3.2(d), and 3.2(e) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss or deduction pursuant to this Section 3.3. Therefore, notwithstanding any other provision of this Article III (other than the Regulatory Allocations), the Members shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner they determine appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Sections 3.1 and 3.2(f). In exercising their discretion under this Section 3.3, the Members shall take into account future Regulatory Allocations under Sections 3.2(a) and 3.2(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Section 3.2(d) and 3.2(e).

3.4 Other Allocation Rules.

(a) The Members are aware of the income tax consequences of the allocations made by this Article III and hereby agree to be bound by the provisions of this Article III in reporting their shares of Company income and loss for income tax purposes.

(b) For purposes of determining the Profits, Losses, or any other items allocable to any period, Profits, Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Members using any permissible method under Code Section 706 and the Regulations thereunder.

(c) Solely for purposes of determining a Member's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulations Section 1.752-3(a)(3), the Members' interests in Company Profits are in proportion to their Interests, as set forth on Exhibit "A".

(d) To the extent permitted by Section 1.704-2(h)(3) of the Regulations, the Members shall endeavor not to treat distributions of cash as having been made from the proceeds of a Nonrecourse Liability or a Member Nonrecourse Debt.

3.5 Tax Allocations; Code Section 704(c). In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial Gross Asset Value (computed in accordance with Section 1.9(m)(i) hereof).

In the event the Gross Asset Value of any Company asset is adjusted pursuant to Section 1.9(m)(ii) hereof, subsequent allocations of income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Gross Asset Value in the same manner as under Code Section 704(c) and the Regulations thereunder.

Any elections or other decisions relating to such allocations shall be made by the Members in any manner that reasonably reflects the purpose and intention of this Agreement. Allocations pursuant to this Section 3.5 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Person's Capital

Account or share of Profits, Losses, other items, or distributions pursuant to any provisions of this Agreement.

ARTICLE IV
DISTRIBUTIONS

4.1 Distributions. Except as may be otherwise provided in this Agreement, the Company shall distribute to the Members the net cash flow of the Company. Such distributions shall be made at such times as the Manager shall determine and shall be distributed among the Members in proportion to their Interests in the Company; provided, however, that in all events, the Company shall distribute to each Member, prior to the end of the third month following the close of each taxable year of the Company, an amount equal to such Member's distributive share of the net taxable income of the Company (as computed for Federal income tax purposes) multiplied by forty-five percent (45%), it being the intent of the parties that, at a minimum, each Member shall receive a distribution of cash equal to the tax liability generated by such Member's distributive share of the Company's net taxable income. For purposes of this Agreement, the term "net cash flow of the Company" means the gross cash proceeds from Company operations less the portion hereof used to pay or establish reserves for all Company expenses, debt payments, capital improvements, replacements, and contingencies, all as determined by the Manager. The net cash flow of the Company shall not be reduced by depreciation, amortization, cost recovery deductions or similar allowances.

4.2 Amounts Withheld. All amounts withheld pursuant to the Code or any provision of any state or local tax law with respect to any payment or distribution to the Company or the Members shall be treated as amounts distributed to the Members pursuant to this Article IV for all purposes under this Agreement. The Company is authorized to withhold from distributions, or with respect to allocations, to the Member and to pay over to any federal, state or local government any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state or local law and shall allocate such amounts to the Members with respect to which such amount was withheld.

ARTICLE V
MANAGEMENT; RIGHTS AND DUTIES OF MEMBERS

5.1 General. The initial Manager, or Managing Member, of the Company shall be DAVIS HOLDING CORPORATION. The business and affairs of the Company shall be managed by its Manager or Managing Member. Except for situations in which the approval of the Members is expressly required by this Operating Agreement or by nonwaivable provisions of applicable law, the Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. The Manager shall hold office until the next annual meeting of Members or until its successor shall have been elected and qualified. The Manager shall be elected by the affirmative vote of Members holding at least a Majority Interest. In addition to any other rights and powers, the Manager may exercise the following specific rights and powers without any further consent of the other Members being required:

(a) To take any and all reasonable and/or necessary actions to enable the Company to engage in the acquisition, development, construction, operation, management, and/or sale of real estate;

(b) To acquire or dispose of real property (including any interest therein) for cash, securities, other property, or any combination thereof upon such terms and conditions as the Manager may, from time to time, determine (including, in instances where the property is encumbered, on either an assumption or a "subject to" basis);

(c) To finance the Company's activities either with the seller of the property or materials or by borrowing money from third parties, all on such terms and conditions as the Manager deems appropriate. In instances where money is borrowed for Company purposes, the Manager shall be, and hereby is, authorized to pledge, mortgage, encumber, or grant a security interest in the property or materials acquired and/or other Company assets for the repayment of such loans;

(d) To employ, retain, or otherwise secure or enter into other contracts with personnel or firms to assist in acquiring, developing, improving, managing, and general operation of the Company's business, including, but not limited to attorneys, accountants, architects, business consultants, contractors and engineers, all on such terms and for such consideration as the Manager deems advisable;

(e) To expend the capital and income of the Company to the extent permitted by this Agreement;

(f) To ask for, collect and receive any rents, issues and profits or income from any Property of the Company, or any part or parts thereof, and/or any services provided by the Company and to disburse Company funds for Company purposes to those persons entitled to receive same;

(g) To purchase from or through others, contracts of liability, casualty or other insurance for the protection of the properties or affairs of the Company or the Members, or for any purpose convenient or beneficial to the Company;

(h) To pay all taxes, licenses or assessments of whatever kind or nature imposed upon or against the Company or its assets, and for such purposes to make such returns and do all other such acts or things as may be deemed necessary and advisable by the Company;

(i) To establish, maintain and supervise the deposit of any monies or securities of the Company with federally insured banking institutions or other institutions as may be selected by the Manager, in accounts in the name of the Company with such institutions;

(j) To institute, prosecute, defend, settle, compromise and dismiss lawsuits or other judicial or administrative proceedings brought on or in behalf of, or against, the Company or the Members in connection with activities arising out of, connected with or incidental to this Agreement, and to engage counsel or others in connection therewith;

(k) To execute for and on behalf of the Company all applications for permits and licenses as the Manager deems necessary and advisable;

(l) To perform all ministerial acts and duties relating to the payment of all indebtedness, taxes and assessments due or to become due with regard to the Company, and to give and receive notices, reports and other communications arising out of or in connection with the conduct of the Company's business; and

(m) To take any and all other actions which are permitted under applicable law and which are customary or reasonably related to the Company's business.

5.2 Insurance. The Manager shall procure and maintain, or cause to be procured and maintained, insurance sufficient to enable the Company to comply with applicable laws, regulations and requirements.

5.3 Standard of Care. The Manager shall use reasonable efforts to perform its duties hereunder. The Manager shall devote such of the time of its personnel to the business of the Company as may be necessary for the efficient carrying on thereof. Whenever reasonably requested by any Member, the Manager shall render a just and faithful account of all dealings and transactions relating to the business of the Company.

5.4 Restrictions on the Manager and Members. Notwithstanding anything in this agreement to the contrary, neither the Manager nor any other Member shall have any authority to do any of the following acts on behalf of the Company without the approval of a majority, in interest not in numbers, of the Members:

(a) admitting a new Member to the Company;

(b) doing any act in contravention of this Agreement or which would make it impossible or unreasonably burdensome to carry on the business of the Company; or

(c) possessing any property of the Company, or assigning the rights of the Company in any of its property.

Notwithstanding the above, the Manager have the right to take such actions as it, in its reasonable judgment, deems necessary for the protection of life or health or the preservation of Company assets if, under the circumstances, in the good faith estimation of the Manager, there is insufficient time to allow the Manager to obtain the approval of the Members to such action and any delay would materially increase the risk to life or health or preservation of assets. The Manager shall notify the Members of each such action contemporaneously therewith or as soon as reasonably practicable thereafter. Such authority shall lapse and terminate upon reduction of such risk to life or health or preservation of assets or upon receipt by the Manager of telephone, telegraphic or written notice from any Member of his or her disapproval of any or all of the proposed actions.

5.5 Nominees. All Members recognize that sometimes there are practical difficulties in doing business as a limited liability company, occasioned by outsiders seeking to satisfy themselves relative to the capacity of the Manager to act for and on behalf of the Company, or for other reasons. Therefore, the Members hereby specifically authorize the Manager to acquire real and personal property, arrange financing, enter contracts, and complete any other arrangements needed to effectuate the purpose of this Company, either in its own name or in the name of a nominee, without having to disclose the existence of this Company. If the Manager decides to transact any portion of the Company's business in its own name or in the name of a nominee, the Manager shall place a written declaration of trust in the Company books and records that acknowledges the capacity in which it or the nominee acts and the name of the true or equitable owner, being the Company.

5.6 Compensation of Manager. The Manager will receive an annual fee as compensation for acting as Manager and shall be entitled to reimbursement for any expenses paid by it arising out of the business of the Company. The Manager's compensation may be adjusted annually by a majority vote, in interest not in numbers, of the Members (including the Manager). It is intended that the Manager's compensation will be treated for tax purposes as a payment under Section 707(c) of the Internal Revenue Code, as amended from time to time.

ARTICLE VI
ACCOUNTING, BOOKS AND RECORDS

6.1 Accounting, Books and Records. The Company shall maintain at its principal place of business separate books of account for the Company which shall show a true and accurate record of all costs and expenses incurred, all charges made, all credits made and received, and all income derived in connection with the operation of the Company business. The Manager shall determine whether the cash or accrual method of accounting is to be used in keeping the Company records in preparation of its annual reports and for tax purposes and shall keep its books accordingly. The Company's year-end shall be December 31. Each Member shall, at its sole expense, have the right, at any time without notice to any other Member, to examine, copy, and audit the Company's books and records during normal business hours.

6.2 Reports. Within ninety (90) days after the end of each Fiscal Year, the Company shall provide each Member with a copy of the balance sheet of the Company as of the last day of such Fiscal Year, a statement of the Company's cash flow for such Fiscal Year, a statement of income or loss for the Company for such Fiscal Year, and a statement of the Members' Capital Accounts and changes therein for such Fiscal Year. Such statements shall be reviewed by the Company's accountants.

6.3 Tax Returns. The Company shall furnish each Member with a copy of each income tax return filed by the Company, together with any schedules or other information which each Member may require in connection with such Member's own tax affairs.

6.4 Special Basis Adjustment. Unless approved by the Members, the Company shall not make an election to adjust the basis of the Company's property in the manner provided in Sections 734(b) and 743(b) of the Code.

6.5 Tax Matters Member. The Manager shall act as the "Tax Matters Partner" under the Code and in any similar capacity under state or local law.

6.6 Banking. All funds of the Company shall be deposited in the Company's name, in such account or accounts with member banks of the FDIC as may be approved by the Manager; provided, however, that the Manages may elect to deposit all or a portion of the funds standing in the Company reserves in interest-bearing accounts with, or apply such funds to purchase short-term interest-bearing investments issued or guaranteed as to payment by, such banks or other financial institutions that are members of the FDIC or the United States (or its agencies or instrumentalities). Withdrawals of funds from Company accounts shall be made on such signature or signatures as the Manager may approve from time to time.

ARTICLE VII
METHOD OF VOTING; COMPANY MEETINGS; AMENDMENTS

7.1 General. Actions and decisions requiring the approval of the Members pursuant to any provision of this Agreement may be authorized or made either by vote of the required number of Members taken at a meeting of the Members, or by unanimous written consent without a meeting.

7.2 Meetings. Any Member may call a meeting to consider approval of an action or decision under any provision of this Agreement by delivering to each other Member notice of the time and purpose of such meeting at least ten (10) Business Days before the day of such meeting. A Member may waive the requirement of notice of a meeting either by attending such meeting or executing a written waiver before or after such meeting. Any such meeting shall be held during the Company's normal business hours at its principal place of business unless all of the other Members consent in writing or by their attendance at such meeting to its being held at another location or time.

7.3 Unanimous Consent. Any Member may propose that the Company authorize an action or decision pursuant to any provision of this Agreement by unanimous written consent of all Members in lieu of a meeting. A Member's written consent may be evidenced by his signature on a counterpart of the proposal or by a separate writing (including a facsimile) that identifies the proposal with reasonable specificity and states that such Member consents to such proposal.

7.4 Vote by Proxy. A Member may vote (or execute a written consent) by proxy given to any other Member. Any such proxy must be in writing and must identify the specific meeting or matter to which the proxy applies or state that it applies to all matters (subject to specified reservations, if any) coming before the Company for approval under any provision of this Agreement prior to a specified date (which shall not be later than the first anniversary date of the date on which such proxy is given). Any such proxy shall be revocable at any time and shall not be effective at any meeting at which the Member giving such proxy is in attendance.

7.6 Records. The Company shall maintain permanent records of all actions taken by the Members pursuant to any provision of this Agreement, including minutes of all Company meetings, copies of all actions taken by consent of the Members, and copies of all proxies pursuant to which one Member votes or executes a consent on behalf of another.

7.7 Amendments. Any provision of this Agreement may be amended from time to time only upon the affirmative vote of all of the Members.

ARTICLE VIII
TRANSFERS

8.1 Restrictions on Transfers. Except as specifically provided in Section 8.2, no Member shall Transfer all or any portion of his or her interest in the Company or any rights therein without the consent of the Manager, which consent may be withheld for any reason. Any Transfer or attempted Transfer by any Member in violation of the preceding sentence shall be null and void and of no force or effect whatever. Each Member hereby acknowledges the reasonableness of the restrictions on Transfer imposed by this Agreement in view of the Company purposes and the relationship of the Members. Accordingly, the restrictions on Transfer contained herein shall be specifically enforceable. Each Member hereby further agrees to hold the Company and each Member (and each Member's successors and assigns) wholly and completely harmless from any cost, liability, or damage (including, without limitation, liabilities for income taxes and costs of enforcing this indemnity) incurred by any of such indemnified Persons as a result of a Transfer or an attempted Transfer in violation of this Agreement.

8.2 Right of First Refusal. If the Manager approves a proposed transfer, then the Member (the "Selling Member") desiring to Transfer all or a portion of its interest in the Company shall notify ("Offering Notice") the other Members of its intention to do so. The Offering Notice shall specify the nature of the Transfer, the consideration to be received therefor, the identity of the proposed purchaser (or lender, as the case may be), and the terms upon which the Selling Member intends to undertake such Transfer. The non-Selling Members shall have the right, but not the obligation, to elect to purchase from the Selling Member all (but not less than all) of the interest in the Company referred to in the Offering Notice at the same price and on the same terms as specified in the Offering Notice for a period of 30 days after the giving of the Offering Notice (or make the loan, if the same involves an encumbrance, hypothecation or mortgage, upon the same terms on which said loan was to be made) by delivering in writing to the Selling Member an offer to purchase (or loan) that portion of the interest in the Company of the Selling Member covered by the Offering Notice. (If more than one Member elects to so purchase (or loan), the offered interest in the Company shall be sold to (or the loan shall be made by) the electing Members in proportion to their respective Interests). Within 45 days thereafter, the purchase by the non-Selling Member(s) of said interest in the Company shall be consummated on the terms and conditions set forth in the Offering Notice of the Selling Member (or if the same involves a mortgage, encumbrance or other hypothecation, the loan shall be consummated upon the terms and conditions of the loan set forth in the Offering Notice). If within the 30-day period during which the non-Selling Member(s) have the right to elect to purchase the Selling Member's interest in the Company (or to elect to make the loan specified therein), they do not make such election, then the Selling Member, within 30 days after the expiration of said 30-day period, may undertake and complete the Transfer to any Person the identity of which was disclosed in the Offering Notice. The Transfer shall not be undertaken at a lower price or upon more favorable terms to the purchaser (or lender) than specified in the Offering Notice. If the Selling Member does not consummate such Transfer within the time scheduled for closing pursuant to the Offering Notice, whichever is later, then all restrictions of this Section 8.2 shall apply as though no Offering Notice had been given.

ARTICLE IX
ACTION FOR PARTITION

9.1 Waiver of Partition. No Member shall, either directly or indirectly, take any action to require partition or appraisement of the Company or of any of its assets or properties or cause the sale of any Company property, and notwithstanding any provisions of applicable law to the contrary, each Member (and its legal representatives, successors or assigns) hereby irrevocably waives any and all right to maintain any action for partition or to compel any sale with respect to its Company interest, or with respect to any assets or properties of the Company, except as expressly provided in this Agreement.

ARTICLE X
TERMINATION OF COMPANY

10.1 Termination Upon Event of Dissociation. The occurrence of an "Event of Dissociation" shall terminate the Company as of the close of business on the last day of the calendar month in which such event occurs; provided, however, that the Members may elect to continue the business of the Company as hereinafter provided. An Event of Dissociation shall mean:

(a) the bankruptcy, dissolution and/or commencement of winding up of a Member;

(b) the withdrawal of any Member from the Company;

(c) a transfer of all of any Member's Interest in the Company; or

(d) the death, incapacity, insanity or incompetency of an individual Member.

Following an Event of Dissociation, a majority in interest of the Members (i.e., Members holding more than fifty percent (50%) interests in Profits and Capital of the Company) may elect to continue the Company business at a special meeting called for that purpose, which special meeting shall be held within ninety (90) days after the occurrence of the Event of Dissociation.

10.2 Voluntary Termination. The Company may be terminated upon any date specified in a notice of termination, signed by all of the Members.

10.3 Effect of a Termination of the Company. Upon the termination of the Company, regardless of how it is terminated, the affairs of the Company shall be wound up by the Manager or if it refuses to serve, or is incapable of serving, a majority of the Members (in interest not in numbers) may appoint or designate a Trustee-in-Liquidation who shall serve to wind up the affairs of the Company. The Trustee-in-Liquidation need not be a commercial or corporate trustee, need not be bonded, and may be a Member. Whoever serves to wind up the affairs of the Company, the following procedure shall be followed:

Upon such termination, the assets of the Company shall be applied first to the payment of the outstanding Company liabilities. Additionally, an appropriate reserve may be maintained in an amount determined by the Manager or Trustee-in-Liquidation for any contingent liability until said contingent liability is satisfied. The balance of such reserve, if any, shall be distributed, together with any other sum remaining after payment of the outstanding Company liabilities, to the Members in accordance with their capital accounts at the time of said liquidation.

Nothing contained in this Agreement shall defeat the right of a Member to require and to have a court-supervised winding up, liquidation, and dissolution of the Company. No Member shall be entitled to demand a distribution be made to him in Company Property, but the Manager may make or direct property distributions to be made, using the property's fair market value as of the time of distribution as the basis for making the distribution.

10.4 Compliance With Timing Requirements of Regulations. In the event the Company is "liquidated" within the meaning of Treasury Regulation Section 1.704-1(b)(2)(ii)(g), distributions shall be made pursuant to this Article X (if such liquidation constitutes a dissolution of the Company) or Article IV (if it does not) to the Members who have positive Capital Accounts in compliance with Treasury Regulation Section 1.704-1(b)(2)(ii)(b)(2); provided, however, that in no event shall a Member be required or compelled to restore any negative capital account balances or pay to the Company, any creditor of the Company or any person claiming an interest in the Company, the amount of any such negative capital account, or any portion thereof. Distributions pursuant to the preceding sentence may be distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company or of the Members arising out of or in connection with the Company. The assets of any such trust shall be distributed to the Members from time to time, in the reasonable discretion of the Manager, in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Members pursuant to this Agreement.

ARTICLE XI
MISCELLANEOUS

11.1 Notices. Any notice, payment, demand, or communication required or permitted to be given by any provision of this Agreement shall be in writing and sent by overnight courier, or by telephone or facsimile, if such telephone conversation or facsimile is followed by a hard copy of the telephone conversation or facsimile communication sent by overnight courier, charges prepaid, addressed as follows: if to the Company, to the Company at the address set forth in Section 1.4 hereof, or to such other address as the Company may from time to time specify by notice to the Members; if to a Member, to such Member at the address set forth on Exhibit "A" hereto, or to such other address as such Member may from time to time specify by notice to the Company. Any such notice shall be deemed to be delivered, given, and received as of the date so delivered.

11.2 Binding Effect. Except as otherwise provided in this Agreement, every covenant, term, and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, legatees, legal representatives, successors, transferees, and assigns.

11.3 Construction. Every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Member. The terms of this Agreement are intended to embody the economic relationship among the Members and shall not be subject to modification by, or be conformed with, any actions by the Internal Revenue Service except as this Agreement may be explicitly so amended and except as may relate specifically to the filing of tax returns.

11.4 Time. Time is of the essence with respect to this Agreement.

11.5 Headings. Section and other headings contained in this Agreement are for reference purposes only and are not intended to describe, interpret, define, or limit the scope, extent, or intent of this Agreement or any provision hereof.

11.6 Severability. Every provision of this Agreement is intended to be severable. If any term or provision hereof is illegal or invalid for any reason whatsoever, such illegality or invalidity shall not affect the validity or legality of the remainder of this Agreement.

11.7 Incorporation by Reference. Every exhibit, schedule, and other appendix attached to this Agreement and referred to herein is not incorporated in this Agreement by reference unless this Agreement expressly otherwise provides.

11.8 Further Action. Each Member agrees to perform all further acts and execute, acknowledge, and deliver any documents which may be reasonably necessary, appropriate, or desirable to carry out the provisions of this Agreement.

11.9 Variation of Pronouns. All pronouns and any variations thereof shall be deemed to refer to masculine, feminine, or neuter, singular or plural, as the identity of the person or persons may require.

11.10 Governing Law. The laws of the State of Indiana shall govern the validity of this Agreement, the construction of its terms, and the interpretation of the rights and duties of the Members.

11.11 Counterpart Execution. This Agreement may be executed in any number of counterparts with the same effect as if all of the Members had signed the same document. All counterparts shall be construed together and shall constitute one agreement.

11.12 Loans. Any Member may, with the approval of the Members, lend or advance money to the Company. If any Member shall make any loan or loans to the Company or advance money on its behalf, the amount of any such loan or advance shall not be treated as a contribution to the capital of the Company but shall be a debt due from the Company. The amount of any such loan or advance by a lending Member shall be repayable out of the Company's cash and shall bear interest at the rate agreed between the Company and the lending Member. None of the Members shall be obligated to make any loan or advance to the Company.

IN WITNESS WHEREOF, the parties have entered into this Operating Agreement for the Company, a copy of which has been delivered to the undersigned, as of the date first above set forth and each party agrees to make the initial contributions set forth opposite its name on Exhibit A which is attached hereto and made a part hereof.

MANAGER:

DAVIS HOLDING CORPORATION
an Indiana corporation

ATTEST:

_______________________________ By: _______________________________

_______________________________, Name: _______________________________

Title: _______________________ Title: _______________________________

"Corporate Seal"

DAVIS HOMES, LLC
an Indiana limited liability company

By: DAVIS HOLDING CORPORATION, Manager

ATTEST:

_______________________________ By: _______________________________

_______________________________, Name: _______________________________

Title: _______________________ Title: _______________________________

"Corporate Seal"

EXHIBIT A

OPERATING AGREEMENT
OF
DAVIS FINANCIAL SERVICES, LLC

Names and Addresses of Members	Initial Capital Contribution Pursuant to Section 2.1	Percentage Interest in Profits and Losses
Davis Holding Corporation 3755 East 82nd St. Suite 120 Indianapolis, Indiana 46240		1.00%
Davis Homes, LLC 3755 East 82nd St. Suite 120 Indianapolis, Indiana 46240		99.00%

EXHIBIT B

COMPENSATION TO BE PAID TO MANAGER

The Members of Davis Financial Services, LLC, an Indiana limited liability company (the "Company") having met, considered and voted on the matter, have established the compensation to be paid to the Manager of the Company pursuant to Section 5.6 of the Operating Agreement for the calendar year of 19___ at ____________ ______________________ ($__________) Dollars. Said compensation is to be paid without regard to the profits and/or losses of the Company and in compliance with the provisions of Section 707(c) of the Internal Revenue Code of 1986, as amended from time to time.

DAVIS FINANCIAL SERVICES, LLC,
an Indiana Limited Liability
Company

By: DAVIS HOLDING CORPORATION,
Manager

By:______________________________
Name: ___________________________
Title: __________________________

Exhibit 3.1

Form of Subordinated Note

2003-S N No.[ ]

FORM OF NOTE

DAVIS HOMES, LLC
___% SUBORDINATED NOTE DUE __________, 2011

DAVIS HOMES, LLC, a limited liability company duly organized under the laws of the State of Indiana (herein referred to as the "Company"), for value received, hereby promises to pay to [ ] or registered assigns, the principal sum of [ ] **DOLLARS** at its office or agency for that purpose in Marion (or a contiguous) County, Indiana, at maturity stated above, payable in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, and to pay interest semiannually on January 1 and July 1 of each year, commencing July 1, 2003, on said principal sum at said office or agency, in like coin or currency, at the per annum rate stated above, from the January 1 or July 1 next preceding the date of this Note to which interest has been paid, unless the date hereof is a January 1 or July 1 to which interest has been paid, or unless no interest has been paid on the Notes, in which case from the date of issuance of this Note, until payment of said principal sum has been made or duly provided for. Notwithstanding the foregoing, if the date hereof is after the first day of any January or July, this Note shall bear interest from such January 1 or July 1; provided, however, that if the Company shall default in the payment of interest due on such January 1 or July 1, then this Note shall bear interest from the next preceding January 1 or July 1 to which interest has been paid, or, if no interest has been paid on the Notes, from the date of issuance of this Note. The interest so payable on any interest payment date will be paid to the person in whose name this Note is registered at the close of business on the day preceding such interest payment date, and may, at the option of the Company, be paid by check mailed to such person at his last address as it appears on the registry books of the Registrar. Interest will be computed on the basis of a 360-day year of 12, 30-day months.

Reference is made to the further provisions of this Note set forth on the reverse hereof. Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been signed by the Trustee under the Indenture referred to on the reverse hereof and shall be deemed to be issued as of that date.

TRUSTEE'S CERTIFICATE

This is one of the Series 2003 Notes described in the Indenture referred to on the reverse hereof.

IN WITNESS WHEREOF, DAVIS HOMES, LLC has caused this Instrument to be executed in its company name by the actual or facsimile signature of the President attested by the actual or facsimile signature of the Secretary of Davis Holding Corporation, the managing member of the Company.

First Community Bank & Trust

By: Albert R. Jackson, III
as Trustee

Dated:
DAVIS HOMES, LLC

By: Davis Holding Corporation
The Managing Member
Attest:
By: Authorized Officer

Date of Authentication and Issuance:

Secretary President

(REVERSE SIDE)
DAVIS HOMES, LLC
_____% Subordinate Note Due ____________, 2011

This Note is one of a duly authorized issue of Notes of the Corporation, designated as its Series 2003 Subordinated Notes (herein called the "Notes"), limited (except as otherwise provided in the Indenture referred to below) to the aggregate principal amount of $5,000,000 to be issued under and subject and pursuant to an indenture dated as of _________, 2003 (herein called the "Indenture"), duly executed and delivered by the Company to First Community Bank & Trust, Trustee (herein called the "Trustee"), to which Indenture and all indentures supplemental thereto reference is hereby made for a description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Trustee, the Company and the holders of the Notes.

If an Event of Default specified in the Indenture, shall have occurred and be continuing, the principal hereof may be declared, and upon such declaration shall become, due and payable in the manner, with the effect and subject to the conditions provided in the Indenture.

Noteholders may not enforce the Indenture or the Notes except as provided in the Indenture. The Trustee may require indemnity satisfactory to it before it enforces the Indenture or the Notes. Subject to certain limitations, holders of a majority in principal amount of the Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold notice to Noteholders of any continuing default (except a default in payment, principal or interest) if it determines that withholding notice is in the best interests of the Noteholders.

The Indenture contains provisions permitting the Company and the Trustee, with the consent of the holders of not less than 66 2/3% in aggregate principal amount of the Notes at the time outstanding, evidenced as in the Indenture provided, to execute supplemental indentures adding any provisions to or changing in any manner or eliminating any of the provisions of the Indenture or of any supplemental indenture or modifying in any manner the rights of the holders of the Notes: provided, however, that no such supplemental indenture shall (i) extend the fixed maturity of any Note, or reduce the rate or extend the time of payment of interest thereon, or reduce the principal amount thereof, or make the principal thereof or interest thereon payable in any coin or currency other than that hereinbefore provided, without the consent of the holder of each Note so affected, (ii) make any change in the provisions of the Indenture dealing with redemption of the Notes that adversely affect the rights of Noteholders, (iii) make any change in Section 7.04 or 7.07 or 10.02 of the Indenture, or (iv) reduce the aforesaid percentage of Notes, the holders of which are required to consent to any such supplemental indenture, without the consent of the holders of all Notes then outstanding. It is also provided in the Indenture that prior to any declaration accelerating the maturity of the Notes, the holders of a majority in aggregate principal amount of the Notes at the time outstanding may on behalf of the holders of all of the Notes waive any past default or Event of Default under the Indenture and its consequences except a default in the payment of principal, interest premium or redemption price of any of the Notes. Any such consent or waiver by the holder of this Note (unless revoked as provided in the Indenture) shall be conclusive and binding upon such holder and upon all future holders and owners of this Note and any Notes which may be issued in exchange or substitution herefor, irrespective of whether or not any notation thereof is made upon this Note or such other Notes.

The Notes are subject to redemption prior to maturity in whole or in part, at any time on or after July 1, 2004 at the option of the Company, at one hundred percent (100%) of the principal amount together with accrued and unpaid interest to the redemption date.
If the Company elects to redeem only a portion of the outstanding Notes those Notes to be redeemed shall be selected by lot by the Company and by such other method as the Company deems appropriate.

If the date fixed for redemption is an interest payment date, the interest payable on such date shall be paid to the person in whose name this Note is registered at the close of business on the day immediately preceding such interest payment date as provided in the Indenture. Notice to holders of Notes to be redeemed shall be given by mailing to such holders a notice of such redemption at their last address as it shall appear on the books maintained for registration of the Notes, all as provided in the Indenture. Any notice which is mailed in the manner provided in the Indenture shall be conclusively presumed to have been given whether or not the holder receives such notice and failure to duly give such notice by mail, or any defect in such notice, to the holder of any note designated for redemption shall not affect the validity of the proceedings for redemption of any other Note.

No reference herein to the Indenture and no provision of this Note or of the Indenture shall alter or impair the obligation of the Company, which is absolute and unconditional, to pay the principal of, premium on and interest on this Note at the places, at the respective times, at the rate and in the coin or currency herein prescribed.

If, under certain circumstances, the Company fails to maintain a certain specified minimum Total Members' Equity, the Company shall be required to offer to purchase a portion of the aggregate principal amount of Notes outstanding plus accrued interest to the date of purchase, as provided in, and subject to the terms of, the Indenture.

If a Change of Control (as defined in the Indenture) shall occur, the Company shall be required to offer to purchase all or a portion of the aggregate principal amount of Notes outstanding plus accrued interest to the date of purchase, as provided in, and subject to the terms of, the Indenture.

The Notes will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness (as defined in the Indenture).

The Notes are issuable in registered form without coupons in denominations of $1000 and any multiple of $1000.

In the manner and subject to the limitations provided in the Indenture, but without the payment of any service charge, this Note may be exchanged for an equal aggregate principal amount of Notes having the same maturity of other authorized denominations at the office or agency of the Company for such exchange in Marion or a contiguous County, Indiana.

Upon due presentment for registration of transfer of this Note at the office or agency of the Company for such registration in Indianapolis, Indiana, a new Note or Notes of authorized denominations for an equal aggregate principal amount and having the same maturity will be issued to the transferee in exchange herefor, subject to the limitations provided herein or in the Indenture, without charge except for any tax or other governmental charge imposed in connection therewith.

Prior to due presentment of this Note for registration of transfer, the Company and the Trustee may deem and treat the person in whose name this Note is registered as the absolute owner hereof for the purpose of receiving payment hereof or on account hereof or of interest hereon and for all other purposes. The Registrar for the Notes may refuse to transfer or exchange this Note during the period ten days prior to maturity or any interest payment date or to the mailing of any notice for redemption or during the period after mailing of any notice of redemption or after a holder has made an election to have this Note redeemed.

The Company, the Trustee, any Paying Agent and any Note Registrar may deem and treat the registered holder hereof as the absolute owner of this Note (whether or not this Note shall be overdue and notwithstanding any notation of ownership or other writing hereon), for the purpose of receiving payment of the principal hereof and, subject to the provisions on the face hereof, interest hereon and for all other purposes, and neither the Company nor the Trustee nor any Paying Agent nor any Note Registrar shall be affected by any notice to the contrary. All payments made to or upon the order of such registered holder shall, to the extent thereof, effectively satisfy and discharge the Company's liability for moneys payable on this Note.

No recourse for the payment of the principal of or interest on this Note, or for any claim based hereon or otherwise in respect hereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture or any indenture supplemental thereto or in any Note, or because of the creation of any indebtedness represented thereby, shall be had against any member, manager, incorporator, stockholder, officer or director, as such, past, present or future, of the Company or of any successor corporation, either directly or through the Company or any successor corporation, whether by virtue of any constitution, statute or rule of law or by the enforcement of any assessment or penalty or otherwise, all such liability being, by the acceptance hereof and as a part of the consideration for the issue hereof, expressly waived and released by each holder of this Note.

When a successor company assumes all obligations of its predecessor under the Notes and the Indenture, the predecessor company will be released from those obligations.

This Note shall be governed by and construed in accordance with the laws of the State of Indiana.

The Company will furnish to any Noteholder upon written request and without charge a copy of the Indenture. Requests may be made to The Company, 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240, Attn: C. Richard Davis.

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns, and transfers unto

[____]
Please print or typewrite name and address including postal zip code of assignee

Social Security or other identifying number of Assignee: [__________________]

the within Note does hereby irrevocably constitute

[____] Attorney
to transfer said Note on the books kept for registration of said Note, with full power of substitution in the Premises.

Dated: [__________________]

____
NOTICE: The signature to this assignment must correspond with the name as it appears upon the face of the within Note in every particular, without alteration or enlargement or any change whatsoever.

Signature Guaranteed: ____________________
NOTICE: Signature(s) must be guaranteed by a member firm of the New York Stock Exchange or a commercial bank or trust company.

Exhibit 4.1

Form of Indenture of Trust

DAVIS HOMES, LLC

AND

FIRST COMMUNITY BANK & TRUST
Trustee

INDENTURE OF TRUST

Dated as of _______________, 2003

$5,000,000
Aggregate Principal Amount
of

Series 2003 Subordinated Notes

TABLE OF CONTENTS

INDENTURE OF TRUST dated as of ___________, 2003, between Davis Homes, LLC, a limited liability company organized in the State of Indiana ("Company"), and First Community Bank & Trust, an Indiana banking association ("Trustee").

Each party agrees as follows for the benefit of the other party and for the equal and ratable benefit of the Holders of the Company's Series 2003 Subordinated Notes ("Notes"):

ARTICLE 1

DEFINITIONS AND INCORPORATION BY REFERENCE

Section 1.01. Definitions.

"Accrued Interest" means any interest earned with respect to any Notes which has not been paid to or upon the written order of the registered Holder thereof.

"Affiliate" means any Insider or any entity directly or indirectly controlled by an Insider or any other person directly or indirectly controlling or controlled by or under direct or indirect common control with the Company.

"Agent" means any Registrar, Paying Agent, or Co-Registrar.

"Board of Managers" means the Board of Managers of the Company or any authorized committee of the Board.

"Change of Control" means (i) the sale, lease, exchange or transfer of all or substantially all of the Company's assets (in one transaction or a series of transactions) to any person or related group of persons as a result of which the Affiliates immediately prior to such transaction or series of transactions do not beneficially own at least a majority interest in such assets immediately after such transaction or series of transactions; or (ii) the consummation of any consolidation or merger of the Company other than a consolidation or merger of the Company in which the Affiliates immediately prior to the consolidation or merger have, directly or indirectly, at least a majority interest of the continuing or surviving corporation immediately after such consolidation or merger.

"Company" means the party named as such above until a successor replaces it and thereafter means the successor.

"Consolidated Net Income" for any period means the aggregate amount of net income of the Company and its Subsidiaries for such period determined in accordance with generally accepted accounting principles.

"Default" means any event which is, or after notice or passage of time would be, an Event of Default.

"Holder" means a person in whose name a Note is registered.

"Indenture" means this Indenture of Trust as amended from time to time.

"Insider" means any person owning directly or indirectly 10% or more of the Company.

"Notes" means the Notes described above issued under this Indenture.

"Officers' Certificate" means a certificate signed by two Officers, one of whom must be the President, the Treasurer or a Vice-President of the Company.

"Opinion of Counsel" means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

"Principal" of a Note means the unpaid principal balance of such Note.

"Qualified Investments" means any of the following which at the time are legal investments for the Trustee under the laws of the State of Indiana, and on which the Company is not the obligor: (a) obligations of the federal government or its agencies; (b) regulated mutual funds or investment trusts that are invested solely in government obligations; (c) time deposits in or certificates of deposit issued by any national or state bank (including the Trustee, acting in its commercial banking capacity), having combined capital, surplus and undivided profits of at least $10,000,000, the deposits of which are insured by the Federal Deposit Insurance Corporation ("FDIC") or any successor agency, or time deposits in or certificates of deposit issued by any federal savings and loan association or state building and loan association, the deposits of which are insured by the Federal Savings and Loan Insurance Corporation, or any successor agency (the "FSLIC"), but only to the extent that such time deposits or certificates of deposit are fully insured by the FDIC or FSLIC; or (d) bonds, notes or other securities the issuer or guarantor of which has a rating of "A" or higher by Standard & Poors Corporation or Moody's Investors Service.

"SEC" means the Securities and Exchange Commission.

"Senior Indebtedness" means the principal of and interest on any indebtedness, whether outstanding on the date of this Indenture or thereafter created, incurred, assumed or guaranteed by the Company for money borrowed from others (including, for this purpose, all obligations incurred under capitalized leases or purchase money mortgages or under letters of credit or similar commitments) or in connection with the acquisition by it of any other business, property or entity and, in each case, all renewals, extensions and refundings thereof, unless the terms of the instrument creating or evidencing such indebtedness expressly provides that such indebtedness is not superior in right of payment to the principal of and interest on the Notes. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall not include (i) indebtedness of or amounts owed by the Company for compensation to employees, or for goods and materials purchased in the ordinary course of business, or for services, (ii) indebtedness of the Company to any Affiliate of the Company, (iii) indebtedness of the Company to any of the Company's Subsidiaries or from one Subsidiary to another for money borrowed or advances from each Subsidiary, (iv) the subordinated notes issued by the Company in 1995 which mature on January 1, 2005 which are intended to be repaid with the proceeds of the sale of the Notes; and (v) the subordinated notes issued by the Company in 2001 which mature on June 30, 2006 and June 30, 2008.

"Subsidiary" or "Subsidiaries" means any entity, at least a majority of the shares of voting stock or membership interests of which shall at the time be owned, directly or indirectly by the Company and any limited liability company or partnership controlled by the Company directly or indirectly as general partner or otherwise including but not limited to Davis Financial Services, LLC, Davis Wholesale, LLC, and Davis Realty, Inc.

"TIA" means the Trust Indenture Act of 1939 (15 U.S. Code §§ 77aaa-77bbbb) as in effect on the date shown above.

"Total Members' Equity" or "Equity" means the aggregate amount of total members' equity of the Company, as set forth on the most recent balance sheet of the Company and its consolidated Subsidiaries and determined in accordance with generally accepted accounting principles.

"Trust Officer" means the Chairman of the Board, the President or any other officer or authorized representative of the Trustee assigned by the Trustee to administer its corporate trust matters.

"Trustee" means First Community Bank & Trust and any successor Trustee hereunder.

Section 1.02. Other Definitions.

Term	Defined in Section
"Change of Control Offer	3.04
"Equity"	3.03
"Event of Default"	7.01
"Legal Holiday	11.07
"Offer"	3.03
"Offer Amount"	3.03
"Officer"	11.07
"Paying Agent"	2.03
"Purchase Date"	3.03
"Registrar"	2.03
"U.S. Government Obligations"	9.01

Section 1.03. Incorporation by Reference of Trust Indenture Act. Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture.

Section 1.04. Rules of Construction. Unless the context otherwise requires:

(1) a term has the meaning assigned to it;

(2) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles;

(3) "or" is not exclusive;

(4) words in the singular include the plural, and in the plural include the singular; and

(5) provisions apply to successive events and transactions.

ARTICLE 2

THE NOTES

Section 2.01. Form and Dating. The Notes shall be substantially in the form of "Exhibit A" which is part of this Indenture. The provisions of the Notes are incorporated by reference herein and made a part of this Indenture. The Notes may have notations, legends or endorsements required by law, stock exchange rule or usage, and the Trustee shall authorize the removal of legends from the Notes or shall issue replacement Notes without legends at such time as the legends are no longer legally required as evidenced to the Trustee by an Opinion of Counsel. Each Note shall be dated as of the date of its authentication.

Section 2.02. Execution and Authentication. Two officers shall sign the Notes for the Company by manual or facsimile signature.

If an officer whose signature is on a Note no longer holds that office at the time the Note is authenticated, the Note shall nevertheless be valid.

A Note shall not be valid until authenticated by the manual signature of the Trust Officer of the Trustee. The signature shall be conclusive evidence that the Note has been authenticated under this Indenture.

The Trustee shall authenticate Notes for original issue up to the aggregate principal amount of $5,000,000 upon a written order of the Company signed by an Officer. The aggregate principal amount of Notes outstanding at any time may not exceed that amount except as provided in Section 2.08.

The Notes shall be issued in denominations of $1000 and multiples thereof. The Notes shall bear a maturity date of __________, 2011, an interest rate of ____% and be limited to $5,000,000 in aggregate principal amount.

The Trustee shall be the authenticating agent for authenticating Notes.

Section 2.03. Registrar, Ownership, and Paying Agent.
The Company shall maintain an office or agency where Notes may be presented for registration of transfer or for exchange ("Registrar"), and shall appoint an agent to whom Notes may be presented for payment ("Paying Agent") provided that at least one Paying Agent has a place of business in Indianapolis, Indiana or a county contiguous to Marion County, Indiana. The Registrar shall keep a register of the Notes and of their transfer and exchange. The ownership of Notes shall be proved by the register kept by the Registrar. The Company, the Trustee and any Paying Agent may treat the person in whose name a Note is registered as the owner for all purposes and neither the Company nor the Trustee nor any Paying Agent shall be affected by notice to the contrary. The Company may appoint one or more Co-Registrars, and one or more additional Paying Agents. The term "Paying Agent" includes any additional paying agent. The Company may act as Paying Agent, Registrar or Co-Registrar. Upon any bankruptcy proceeding relative to the Company, the Trustee shall act as the sole Paying Agent. The Company shall notify the Trustee of the name and address of any Agent not a party to this Indenture. The Company hereby appoints the Trustee as a Paying Agent and Registrar.

Section 2.04. Paying Agent to Hold Money in Trust. The Company shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust for the benefit of Notes or the Trustee all money held by the Paying Agent for the payment of Principal or interest on the Notes, and will notify the Trustee of any default by the Company in making any such payment. While any such default continues, the Trustee may, by written request, require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent shall have no further liability for the money. If the Company acts as Paying Agent, it shall segregate and hold as a separate trust fund all money held by it as a Registrar and Paying Agent.

Section 2.05. Notes Lists. The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of holders of Notes. If the Trustee is not the Registrar, the Company shall furnish to the Trustee on or before each interest payment date and at such other times as the Trustee may request in writing a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of holders of Notes.

Section 2.06. Transfer and Exchange. When Notes are presented to the Registrar or a Co-Registrar with a request to register, transfer or to exchange Notes for equal principal amount of Notes of other denominations, the Registrar shall register the transfer or make the exchange if its requirements for such transactions are met.

The Registrar may refuse to register a transfer of a Note during the period ten (10) days prior to a maturity date or the mailing of notice of a redemption or during the period after mailing of notice of a redemption or after a Holder has made an election to have a Note redeemed or during the period ten (10) days preceding any interest payment date. A transfer which is not registered on the books of the Registrar shall be ineffective as between the Company, the Trustee, the Registrar, the Paying Agent and the Holder of the Note, and the registered owner shall continue to be treated as the Holder. To permit registrations of transfers and exchanges, the Company shall issue and the Trustee shall authenticate Notes at the Registrar's request. The Company may charge a reasonable fee for any registration of transfer or exchange (including the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any such transfer or exchange and any other expenses in connection therewith) but not for any exchange pursuant to Section 2.10, 3.11, or 10.04.

Section 2.07. Replacement Notes. If any mutilated Note is surrendered to the Trustee, the Company shall issue and the Trustee shall authenticate and deliver in exchange therefor a new Note of like tenor and principal amount and bearing a number not contemporaneously outstanding. If the Holder of a Note claims that the Note has been lost, destroyed or wrongfully taken, the Company shall issue and the Trustee shall authenticate a replacement Note if the Trustee's requirements are met. If required by the Trustee or the Company, an indemnity bond shall be furnished by the Holder which is sufficient in the judgment of both to protect the Company, the Trustee, any Agent or any authenticating agent from any loss which any of them may suffer if a Note is replaced. The Company may charge for its expenses in replacing a Note.

Every replacement Note issued pursuant to the provisions of this Section 2.07 by virtue of the fact that any Note is destroyed, lost or stolen shall constitute an additional contractual obligation of the Company, whether or not the destroyed, lost or stolen Note shall be found at any time, and shall be entitled to all the benefits of this Indenture equally and proportionally with any and all other Notes duly issued hereunder.

Section 2.08. Outstanding Notes. The Notes outstanding at any time are all the Notes authenticated by the Trustee except for (a) those canceled by it, (b) those delivered to it for cancellation, and (c) those described in this Section as not outstanding.

If a Note is replaced pursuant to Section 2.07, it ceases to be outstanding unless the Trustee receives proof satisfactory to it that the replaced Note is held by a bona fide purchaser.

If Notes are considered paid under Section 4.01, they cease to be outstanding and interest on them ceases to accrue.

Except as provided in Section 2.09, a Note does not cease to be outstanding because the Company or an Affiliate holds the Note.

Section 2.09. Treasury Notes. In determining whether the Holders of the required principal amount of Notes have concurred in any direction, waiver or consent, Notes owned by the Company or an Affiliate shall be disregarded, except that for the purposes of determining whether the Trustee shall be protected in relying on any such directions, waiver or consent, only Notes which the Trustee knows are so owned shall be so disregarded.

Section 2.10. Temporary Notes. Until definitive Notes are ready for delivery, the Company may prepare and the Trustee shall authenticate temporary Notes. Temporary Notes shall be substantially in the form of definitive Notes but may have variations that the Company considers appropriate for temporary Notes. Without unreasonable delay, the Company shall prepare and the Trustee shall authenticate and deliver definitive Notes in exchange for temporary Notes.

Section 2.11. Cancellation. The Company at any time may deliver Notes to the Trustee for cancellation. The Registrar and Paying Agent shall forward to the Trustee any Notes surrendered to them for registration of transfer, exchange or payment. The Trustee shall cancel all Notes surrendered for registration of transfer, exchange, payment or cancellation and shall dispose of canceled Notes in the manner specified in

Section 3.12. Subject to Section 2.10, the Company may not issue new Notes to replace Notes that it has paid or delivered to the Trustee for cancellation.

Section 2.12. Defaulted Interest. If the Company fails to make a payment of interest on the Notes, it shall pay such interest thereafter in any lawful manner. It may pay such interest, plus any interest payable on it, to the persons who are Holders on a subsequent special record date. The Company shall fix such special record date and payment date by written notice to the Trustee. Such special record date shall not be less than ten (10) days prior to the payment date of such defaulted interest. The Company shall notify the Trustee, in writing, of the amount of defaulted interest proposed to be paid on each Note and the date of the proposed payment, and at the same time the Company shall deposit with the Trustee an amount of money equal to the aggregate amount proposed to be paid in respect of such defaulted interest or shall make arrangements satisfactory to the Trustee for such deposit prior to the date of the proposed payment. Such money shall be held in trust by the Trustee for the benefit of the person or persons entitled to such defaulted interest as provided in this section. At least five (5) days before such record date, the Company shall mail to the Holders a notice that states the record date, payment date and amount of such interest to be paid.

ARTICLE 3

REDEMPTION

The Notes shall be subject to redemption prior to maturity only as provided in this Article.

Section 3.01. Optional Redemption Prior to Maturity; Redemption Price.

The Company may, at its option, at any time and from time to time on or after July 1, 2004 redeem outstanding Notes in whole or in part for a price equal to the outstanding principal amount of the Notes being redeemed together with Accrued Interest to the redemption date.

Section 3.02 Redemption at Death. Notes owned by a deceased Holder may be tendered to the Company for redemption within sixty (60) days after the date of death by delivery of the Notes to the Trustee along with a written demand for redemption. The Trustee shall promptly notify the Company of any such redemption request. Notes tendered for redemption under this provision will be redeemed for a price equal to the outstanding principal balance plus Accrued Interest to the redemption date, provided the Company shall not be obligated to redeem more than $100,000 in Notes in any twelve (12) month period on a first tendered, first redeemed basis. If the redemption request in any twelve (12) month period exceed $100,000, the excess requests shall carry over to the subsequent twelve (12) month period unless the Holder indicates in writing to the contrary. Subject to the foregoing, the Company shall redeem Notes tendered in respect of a Holder of the Note within sixty (60) days from the date it receives notice of the request for redemption from the Trustee.

Section 3.03 Maintenance of Total Members' Equity. If the Total Members' Equity of the Company at the end of any two (2) consecutive fiscal quarters is less than $3,500,000, then the Company shall, within sixty (60) days following the end of such fiscal quarter, engage a consultant or other financial advisor satisfactory to the Trustee to assist the Company in its efforts to increase Equity. If the Equity does not exceed $3,500,000 at the end of any of the next four (4) fiscal quarters following the end of such second fiscal quarter, then the Company shall offer to redeem (the "Offer") on the last day of the fiscal quarter next following such fourth fiscal quarter (and on the last day of each fiscal quarter thereafter until such time as Equity shall equal or exceed $3,500,000) (each, a "Redemption Date") ten percent (10%) of the aggregate principal amount of Notes then outstanding (the "Offer Amount") at a redemption price equal to their principal amount plus Accrued Interest to the respective Redemption Date. The Company may credit against its obligation to redeem Notes pursuant to this Section the principal amount of (i) Notes acquired by the Company and surrendered for cancellation otherwise than pursuant to this Section and (ii) Notes redeemed or called for redemption pursuant to Section 3.01 or 3.02. In no event shall the failure to meet the Equity stated above at the end of any fiscal quarter be counted toward the making of more than one Offer.

The Company shall provide the Trustee with notice of the Offer at least sixty (60) days before any such Redemption Date. The Company shall notify the Trustee promptly after the occurrence of any of the events specified in this Section.

Notice of an Offer shall be mailed by the Trustee not less than thirty (30) days nor more than forty-five (45) days before the Redemption Date to the Holders of all Notes at each Holder's last address as it appears on the register. The Offer shall remain open from time of mailing until five (5) days before the Redemption Date. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Offer. The notice, which shall govern the terms of the Offer, shall state, in addition to the requirements set forth in Section 3.07, the following:

(1) that the Offer is being made pursuant to this Section 3.03;

(2) the Offer Amount, the redemption price and the Redemption Date;

(3) that any Note not tendered or accepted for payment will continue to Accrue interest;

(4) that Holders electing to have a Note redeemed pursuant to an Offer will be required to surrender the Note to the Paying Agent at the

address specified in the notice at least five (5) days before the Redemption Date;

(5) that if Notes in a Principal amount in excess of the Offer Amount are tendered pursuant to the Offer, the Company shall redeem Notes on a pro rata basis (with adjustments as may be deemed appropriate by the Company so that only Notes in denominations of $1000 or integral multiples of $1000 shall be redeemed; and

(6) that Holders whose Notes were redeemed only in part will be issued new Notes as set forth in Section 3.11.

Before a Purchase Date, the Company shall (i) accept for payment Notes or portions thereof properly tendered pursuant to the Offer, (ii) deposit with the Paying Agent money sufficient to pay the redemption price of all Notes or portions thereof so accepted and (iii) deliver to the Trustee an Officer's Certificate stating the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail or deliver to Holders of Notes so accepted payment in an amount equal to the redemption price, and the Trustee shall promptly authenticate and mail or deliver to such Holders a new Note equal in principal amount to any unredeemed portion of the Note surrendered. Any Notes not so accepted shall be promptly mailed or delivered by the Trustee to the Holder thereof.

Section 3.04. Offer to Purchase upon Change in Control. If at any time there shall occur a Change of Control, the Company shall make an offer (the "Change of Control Offer") to each Holder to redeem in $1000 increments such Holder's Notes at a redemption price equal to 100% of the aggregate principal amount thereof plus Accrued Interest, if any, to the date of redemption, which shall not be more than ninety (90) days after the occurrence of the Change of Control.

The Company will provide the Trustee with notice of the Change of Control Offer within thirty (30) days following a Change of Control. The Company shall notify the Trustee promptly after the occurrence of any of the events specified in this Section.

Notice of a Change of Control Offer shall be mailed by the Trustee not less than thirty (30) days nor more than forty-five (45) days before the Redemption Date to the Holders of all Notes at each Holder's last address as it appears on the register. The Change of Control Offer shall remain open from time of mailing until five (5) days before the Redemption Date. The notice shall contain all instructions and materials necessary to enable such Holders to tender Notes pursuant to the Change of Control Offer. The notice, which shall govern the terms of the Change of Control Offer, shall state, in addition to the requirements set forth in Section 3.07, the following:

(1) that the Change of Control Offer is being made pursuant to this Section 3.04;

(2) the Offer Amounts, the redemption price and the Redemption Date;

(3) that any Note not tendered or accepted for payment will continue to Accrue interest;

(4) that Holders electing to have a Note redeemed pursuant to a Change of Control Offer will be required to surrender the Note to the Paying Agent at the address specified in the notice at least five (5) days before the Redemption Date; and

(5) that Holders whose Notes were redeemed only in part will be issued new Notes as set forth in Section 3.11.

Before a Redemption Date, the Company shall (i) accept for payment Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (ii) deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted and (iii) deliver to the Trustee an Officer's Certificate stating the Notes or portions thereof accepted for payment by the Company. The Paying Agent shall promptly mail or deliver to Holders of Notes so accepted payment in an amount equal to the redemption price, and the Trustee shall promptly authenticate and mail or deliver to such Holders a new Note equal in principal amount to any unredeemed portion of the Note surrendered. Any Notes not so accepted shall be promptly mailed or delivered by the Trustee to the Holder thereof.

Section 3.05. Notices to Trustee. If Notes are to be redeemed pursuant to Section 3.01, Section 3.02, Section 3.03 or Section 3.04, the Company shall notify the Trustee of the redemption date and the Principal amount of Notes to be redeemed. The Company's notice shall specify the circumstances pursuant to which it intends to redeem Notes. In addition, if Notes are to be redeemed pursuant to Section 3.01, the Company shall deliver to the Trustee an Officers' Certificate certifying resolutions of the Board of Managers authorizing the redemption and an Opinion of Counsel with respect to the due authorization of such redemption and that such redemption is being made in accordance with this Indenture and the Notes and does not violate any other agreement binding on the Company.

If the Company wants to credit against any such redemption Notes it has not previously delivered to the Trustee for cancellation, it shall deliver the Notes with the notice.

Section 3.06. Selection of Notes to be Redeemed. If less than all the Notes are to be redeemed pursuant to Section 3.01 or Section 3.03, the Trustee shall select the

Notes to be redeemed pro rata or by lot or such other method as it deems fair and appropriate. The Trustee shall make the selection from Notes outstanding and not previously called for redemption, in the case of a redemption pursuant to Section 3.01, or from Notes tendered in response to an Offer, in the case of a redemption pursuant to Section 3.03. Notes and portions of them it selects shall be in amounts of $1000 or whole multiples of $1000. Provisions of this Indenture that apply to Notes called for redemption also apply to portions of Notes called for redemption.

Section 3.07. Notice of Redemption. At least thirty (30) days but not more than sixty (60) days before a redemption date pursuant to Section 3.01, the Company shall mail a notice of redemption to each Holder whose Notes are to be redeemed at the Holder's last address as it appears upon the register and shall send a copy to the Trustee.

The notice shall identify the Notes to be redeemed and shall state:

(1) the redemption date;

(2) the redemption price and Accrued Interest will be paid up to the redemption date;

(3) the name and address of the Paying Agent;

(4) that the Notes called for redemption must be surrendered to the Paying Agent to collect the redemption price and Accrued Interest, if any;

(5) that, unless the Company defaults in making the redemption payment, interest on Notes called for redemption ceases to accrue on and after the redemption date; and

(6) if any Note is being redeemed in part, the portion of the principal amount (equal to $1,000 or any integral multiple thereof) of such Note to be redeemed and that, on or after the redemption date, upon surrender of such Note, a new Note or Notes in principal amount equal to the unredeemed portion thereof will be issued.

At the Company's request, the Trustee shall give the notice of redemption in the Company's name and at its expense.

Section 3.08. Effect of Notice of Redemption. Once notice of redemption is mailed, Notes called for redemption become due and payable on the specified redemption date at the redemption price.

Section 3.09. Deposit of Redemption Price. At least one business day before the redemption date, the Company shall deposit with the Paying Agent money (which shall be in immediately available funds and which must be received by such Paying Agent prior to 3:00 p.m., Indianapolis time) sufficient to pay the redemption price on all Notes to be redeemed on that date. The Paying Agent shall return to the Company any money or property not required for that purpose.

Section 3.10. Notes Payable on Redemption Date. Notice of redemption having been given as aforesaid, the Notes to be redeemed shall, on the specified redemption date, become due and payable at the redemption price as provided herein upon surrender of such Notes for redemption. If any Notes called for redemption shall not be paid upon surrender thereof for redemption, the Principal and Accrued Interest shall, until paid or duly provided for, bear interest from the redemption date at the rate set forth in the Notes, if legally permissible, until payment in full of the redemption price.

Section 3.11. Notes Redeemed in Part. Upon surrender of a Note that is redeemed in part, the Trustee shall authenticate for the Holder a new Note or Notes equal in aggregate principal amount to the unredeemed portion of the Note surrendered.

Section 3.12. Cancellation. All Notes which have been redeemed pursuant to this Article shall be canceled and cremated or otherwise destroyed by the Trustee and shall not be reissued, and counterparts of a certificate of cremation or other destruction evidencing such destruction shall be furnished by the Trustee to the Company.

Section 3.13 Notes Tendered but not Redeemed. Any Notes tendered for redemption under Section 3.02 or Section 3.03 but not redeemed as a result of the repurchase limitations shall be returned to the Holder and shall continue to be outstanding hereunder.

ARTICLE 4

COVENANTS

Section 4.01. Payment of Notes. The Company shall punctually pay the Principal and Accrued Interest on the Notes on the dates and in the manner provided in the Notes and in this Indenture. Principal and Accrued Interest shall be considered paid on the date due if the Paying Agent holds on that date money sufficient to pay all Principal and Accrued Interest then due.

The Company shall pay interest on overdue Principal at the rate borne by the Notes; it shall pay interest on overdue installments of interest at the same rate to the extent lawful.

Section 4.02. Debt Service Reserve Fund. On the date Notes are first issued hereunder, the Company shall deposit a sum equal to six (6) months interest on the Notes in the Debt Service Reserve Fund (the "Fund") established by the Trustee for use to pay Principal and Accrued Interest on the Notes in the event other monies provided by the Company for such purpose are insufficient. If the amount available in the Debt Service Reserve Fund is at any time less than six (6) months interest on the Notes, the Company shall within ninety (90) days after receipt of notice of such deficiency, deposit sufficient monies with the Trustee in order to bring the balance of the Debt Service Reserve Fund back to a sum equal to six (6) months interest.

Upon deposit with the Trustee of monies sufficient to pay all Principal and Accrued Interest on all Notes then outstanding, and upon satisfaction of all claims against the Company under this Indenture, or upon the making of adequate provisions for the payment of such amounts as permitted by the Indenture, all monies remaining in the Debt Service Reserve Fund, except monies necessary to pay Principal and Accrued Interest on the outstanding Notes, shall be remitted to the Company.

The Trustee shall invest such amounts being held in the Fund in Qualified Investments pending their use and the Trustee is authorized to withdraw monies from the Fund at any time to the extent monies provided by the Company are insufficient to pay Principal and Accrued Interest on the Notes when due. So long as there shall be no Event of Default hereunder and the Company shall maintain the required amount in the Fund, the Trustee shall remit to the Company from time to time any interest or other amounts earned on the Fund.

Section 4.03. Annual Reports.

(a) The Company shall file with the Trustee and Indiana Securities, LLC (the "Placement Agent"), within five (5) days of availability, but in no event later than 90 days from the end of each year, the internal unaudited financial statements for such year and in no event later than 120 days from the end of the fiscal year its audited financial statements for such year reported on and certified by an independent certified accountant. Upon written request from any Holder, the Placement Agent shall send to such Holder copies of the Company's audited financial statements.

(b) So long as any of the Notes remain outstanding, the Company shall cause any quarterly or other financial report prepared by the Company for general distribution to the members of the Company, excluding internal management reports, to be filed with the Trustee and the Placement Agent. Upon written request from any Holder, the Placement Agent shall send to such Holder a copy of any reports filed by the Company with the Placement Agent.

Section 4.04. Compliance Certificate.

(a) The Company shall deliver to the Trustee and the Placement Agent within ninety (90) days after the end of each fiscal year of the Company, an Officers' Certificate, stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions or conditions hereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he may have knowledge and the status thereof).

(b) The Company shall, so long as any of the Notes are outstanding, deliver to the Trustee, forthwith upon (but in any case within ten (10) days of) becoming aware of any Default, Event of Default or default in the performance of any covenant, agreement or condition contained in this Indenture, an Officers' Certificate specifying such Default or Event of Default and the status thereof.

Section 4.05. Payment of Taxes and Other Claims. The Company will pay or discharge or cause to be paid or discharged, and will cause each of its Subsidiaries to pay or discharge, before the same shall become delinquent, (1) all taxes, assessments and governmental charges, if any, levied or imposed upon it or upon its income, profits or property, and (2) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon its property; provided, however, that neither the Company nor any Subsidiary shall be required to pay or discharge or cause to be paid or discharged any such tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings; and provided, further, that adequate book reserves (in the opinion of the Company's independent accountants) have been established with respect thereto; and provided, further, that the Company's or such Subsidiary's title to, and right to use, such property is not materially adversely affected thereby.

Section 4.06. Maintenance of Properties. The Company will cause all its properties used or useful in the conduct of its business to be maintained and kept in good condition, repair and working order and supplied with all necessary equipment and will cause to be made all necessary repairs, renewals, replacements, betterments and improvements thereof, all as in the judgment of the Company may be necessary so that the business carried on in connection therewith may be properly and advantageously conducted at all times; provided, however that nothing in this Section shall prevent the Company from discontinuing the maintenance and operation of any such properties if such discontinuance is, in the judgment of the Company, desirable in the conduct of its business and not disadvantageous in any material respect to the Holders.

Section 4.07. Restricted Payments. The Company shall not make any distribution or payment on its membership interests or to its members, as members (other than distributions to members to the extent necessary to pay the members' or their respective owners' respective income tax liabilities associated with the Company and distributions payable in additional membership interests), or purchase, redeem or otherwise acquire or retire for value any membership interests of the Company (collectively, "Restricted Payments"), if, at the time of such Restricted Payment, after giving effect thereto, (i) a Default or an Event of Default shall have occurred and be continuing; (ii) the Equity of the Company shall not exceed $3,500,000 or (iii) the aggregate amount expended for such Restricted Payments (the amount expended for such purposes, if other than in cash, to be determined by a resolution of the Board of Managers of the Company set forth in an Officers' Certificate delivered to the Trustee) subsequent to December 31, 2002 shall exceed the sum of (A) 25% of the aggregate Consolidated Net Income of the Company (or, in case such aggregate Consolidated Net Income shall be a deficit, minus 100% of such deficit) accrued on a cumulative basis subsequent to December 31, 2002, provided, however, that if Equity shall exceed $10,000,000 as of the end of any fiscal quarter, the percentage of Consolidated Net Income earned and used in the calculation after such date shall be 50%, (B) the aggregate net proceeds, including the fair market value of property other than cash (such fair market value to be evidenced by a resolution of the Board of Managers of the Company set forth in an Officers' Certificate delivered to the Trustee), received by the Company from the issue or sale after December 31, 2002 of membership interests of the Company, including membership interests of the Company issued upon the conversion of indebtedness of the Company, other than membership interests that are redeemable at the option of the holder or are mandatorily redeemable and (C) $1,000,000; provided, however, that the foregoing shall not prevent the retirement of any membership interests of the Company by exchange for, or out of proceeds of the substantially concurrent sale of, other membership interests (other than membership interests that are redeemable at the option of the holder or are mandatorily redeemable), and neither such retirement nor the proceeds of any such sale or exchange shall be included in any computation made under clause (i) above.

Section 4.08. Limited Liability Company Existence. The Company will do or cause to be done all things necessary to preserve and keep in full force and effect its limited liability company existence and will comply with all laws applicable to it, provided, however, that nothing in this Section shall prevent (i) the merger of any Subsidiary with or into the Company or (ii) any consolidation or merger of the Company with or into another entity or (iii) the sale, transfer or lease of all or substantially all of the assets of the Company or (iv) the dissolution and liquidation of the Company following such a transfer or sale so long as the provisions of Section 3.04 and Section 5.01 are observed.

Section 4.09. Prepayments of Affiliate Debt. The Company will not, and will not cause or permit any Subsidiary to, prepay any indebtedness owed to an Affiliate of the Company but principal payments required by the terms of applicable promissory notes may be made.

Section 4.10. Transactions with Affiliates. Notwithstanding any other provision hereof, the Company will not, and will not cause or permit any Subsidiary to, directly or indirectly, enter into any transaction including but not limited to any loan, advance, capital contribution or transfer with any Affiliate of the Company unless determined in good faith by the Board of Managers by resolution to be fair and reasonable to the Company or such Subsidiary and not materially adverse to the interests of Holders (and a copy of such resolution is delivered to this Trustee with an Officer's Certificate).

Section 4.11. Transfers of Material Assets. The Company will not, and will not cause or permit any Subsidiary to, sell, lease, transfer or otherwise dispose of, in any transaction or series of transactions outside the Company's ordinary course of business, any material portion of its property or assets (including interest in its Subsidiaries) outside the ordinary course of business unless such transaction or series of transactions is determined in good faith by the Board of Managers to be fair and reasonable to the Company or such Subsidiary (and a copy of such resolution is delivered to the Trustee with an Officer's Certificate).

ARTICLE 5

SUCCESSORS

Section 5.01. When Company May Merge, etc. The Company shall not consolidate or merge with or into, or transfer, sell or lease all or substantially all of its assets to any person unless (1) the entity formed by such consolidation or into which the Company is merged or the person which acquires by conveyance or transfer the properties and assets of the Company substantially as an entirety (i) shall have its principal office in the United States of America, (ii) shall, after giving effect to such consolidation, merger, conveyance or transfer, have a net worth equal to or greater than that of the Company immediately prior to the transaction and (iii) shall expressly assume, by an indenture supplemental hereto, executed and delivered to the Trustee, in form satisfactory to the Trustee, the due and punctual payment of the Principal of, and interest on all the outstanding Notes and the performance of every covenant of this Indenture on the part of the Company to be performed or observed; (2) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time, or both, would become an Event of Default, shall have happened and be continuing; (3) the provisions of Section 3.04, if applicable, shall have been complied with; and (4) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel each stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with this Article and that all conditions precedent herein provided for relating to such transaction have been complied with.

ARTICLE 6

SUBORDINATION

SECTION 6.01. Agreement to Subordinate. The Company, for itself and its successors, and each Holder, by accepting Notes, agrees that the payment of the Principal and Accrued Interest on or any other amounts due on the Notes are subordinated and subject in right of payment to the extent and in the manner stated in this Article 6, to the prior payment in full of all Senior Indebtedness. Each Holder by accepting Notes authorizes and directs the Trustee on behalf of such Holder to take such action as may be necessary or appropriate to effectuate, as between the holders of Senior Indebtedness and such Holder, the subordination provided in this Article 6 and appoints the Trustee attorney-in-fact for such Holder for such purpose.

This Article 6 shall constitute a continuing offer to all Persons who, in reliance upon such provisions, become holders of, or continue to hold, Senior Indebtedness, and such provisions are made for the benefit of the holders of Senior Indebtedness and such holders are made obligees hereunder and they and/or each of them may enforce such provisions.

SECTION 6.02. Company Not to Make Payments with Respect to Notes in Certain Circumstances.

Upon the maturity of any Senior Indebtedness by lapse of time, acceleration (unless waived) or otherwise, all principal thereof and interest thereon shall first be paid in full, or such payment duly provided for in cash or in a manner satisfactory to the holders of such Senior Indebtedness, before any payment is made on account of the Principal of or Accrued Interest on the Notes or to acquire any of the Notes.

In the event that notwithstanding the provisions of this Section 6.02 the Company shall make any payment to the Trustee on account of the Principal of or Accrued Interest on the Notes after the happening of a default in payment of the principal of or interest on Senior Indebtedness then, unless and until such default shall have been cured or waived or shall have ceased to exist, such payment (subject to the provisions of Sections 6.06 and 6.07) shall be held by the Trustee, in trust for the benefit of, and shall be paid forthwith over and delivered to, the holders of Senior Indebtedness (pro rata as to each of such holders on the basis of the respective amounts of Senior Indebtedness held by them) or their representative or the trustee under the indenture or other agreement (if any) pursuant to which Senior Indebtedness may have been issued, as their respective interests may appear, for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all Senior Indebtedness in full in accordance with its terms, after giving effect to any concurrent payment or distribution to or for the holders of Senior Indebtedness.

The Company shall give prompt written notice to the Trustee of any default in the payment of principal of or interest on any Senior Indebtedness, provided that the effectiveness and enforceability of the provisions of this Article 6 shall not be conditioned on the Company giving or having given such notice.

SECTION 6.03. Notes Subordinated to Prior Payment of All Senior Indebtedness on Dissolution, Liquidation or Reorganization of the Company. Upon any distribution of assets of the Company in any dissolution, winding up, liquidation or reorganization of the Company (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise):

(1) the holders of all Senior Indebtedness shall first be entitled to receive payment in full of the principal thereof and interest due thereon before the Holders of the Notes are entitled to receive any payment on account of the principal of or interest on the Notes;

(2) any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holders of the Notes or the Trustee on behalf of the Holders of the Notes would be entitled except for the provisions of this Article 6, including any such payment or distribution which may be payable or deliverable by reason of the payment of the Notes, shall be paid by the liquidating trustee or agent or other Person making such payment or distribution directly to the holders of the Senior Indebtedness or their representative, or to the trustee under any indenture under which Senior Indebtedness may have been issued (pro rata as to each such holder, representative or trustee on the basis of the respective amounts of unpaid Senior Indebtedness held or represented by each), to the extent necessary to make payment in full of all Senior Indebtedness remaining unpaid, after giving effect to any concurrent payment or distribution or provisions therefor to the holders of such Senior Indebtedness; and

(3) in the event that notwithstanding the foregoing provisions of this Section 6.03, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, including any such payment or distribution which may be payable or deliverable by reason of the payment of any other indebtedness of the Company being subordinated to the payment of the Notes, shall be received by the Trustee or the Holders of the Notes on account of principal of or interest on the Notes before all Senior Indebtedness is paid in full, or effective provision made for its payment, such payment or distribution (subject to the provisions of Section 6.06 and 6.07) shall be received and held in trust for and shall be paid over to the holders of

the Senior Indebtedness remaining unpaid or unprovided for or their representative, or to the trustee under any indenture under which such Senior Indebtedness may have been issued (pro rata as provided as in subsection (2) above), for application to the payment of such Senior Indebtedness until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution or provision therefor to the holders of such Senior Indebtedness.

The Company shall give prompt written notice to the Trustee of any dissolution, winding up, liquidation or reorganization of the Company.

SECTION 6.04. Noteholders to be Subrogated to Rights of Holders of Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness, the Holders of the Notes shall be subrogated equally and ratably to the rights of the holders of the Senior Indebtedness to receive payments or distributions of assets of the Company applicable to the Senior Indebtedness until all amounts owing on the Notes shall be paid in full, and for the purpose of such subrogation no payments or distributions to the holders of the Senior Indebtedness by or on behalf of the Company or by or on behalf of the Holders of the Notes by virtue of this Article 6 which, but for this Article 6, would have been made to the Holders of the Notes shall, as among the Company, its creditors other than holders of the Senior Indebtedness and the Holders of the Notes, be deemed to be payment by the Company to or on account of the Senior Indebtedness, it being understood that the provisions of this Article 6 are intended solely for the purpose of defining the relative rights of the Holders of the Notes, on the one hand, and the holders of the Senior Indebtedness on the other hand.

SECTION 6.05. Obligation of the Company Unconditional. Nothing contained in this Article 6 or elsewhere in this Indenture or in any Note is intended to or shall impair, as between the Company and the Holders of the Notes, the obligation of the Company, which is absolute and unconditional, to pay to the Holders of the Notes the principal of and interest on the Notes as and when the same shall become due and payable in accordance with their terms, or is intended to or shall affect the relative rights of the Holders of the Notes and creditors of the Company other than the holders of the Senior Indebtedness, nor shall anything herein or therein prevent the Trustee or the Holder of any Note from exercising all remedies otherwise permitted by applicable law upon default under this Indenture, subject to the rights, if any, under this Article 6 of the holders of Senior Indebtedness in respect of cash, property or securities of the Company received upon the exercise of any such remedy. Upon any distribution of assets of the Company referred to in this Article 6, the Trustee, subject to the provisions of Section 8.01 and 8.02, and the Holders of the Notes shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which such dissolution, winding up, liquidation or reorganization proceedings are pending, or a certificate of the liquidating trustee or agent or other Person making any distribution to the Trustee or the Holders of the Notes, for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Indebtedness and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article 6.

Nothing contained in this Article 6 or elsewhere in this Indenture or in any Note is intended to or shall affect the obligation of the Company to make, or prevent the Company from making, at any time except during the pendency of any dissolution, winding up, liquidation or reorganization proceeding, and except during the continuance of any default specified in Section 6.02 (not cured or waived), payments at any time of the Principal of or Accrued Interest on the Notes.

SECTION 6.06. Knowledge of Trustee. Notwithstanding any provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment of monies to or by the Trustee until two days after the Trustee shall have received written notice thereof from the Company, any Noteholder or any Paying Agent or the holder or representative of any class of Senior Indebtedness.

SECTION 6.07. Application by Trustee of Monies Deposited with It. If at least two days prior to the date on which by the terms of this Indenture any monies deposited with the Trustee or any Paying Agent may become payable for any purpose (including, without limitation, the payment of either the principal of or the interest on any Note) the Trustee shall not have received with respect to such monies the notice provided for in Section 6.06, then the Trustee shall have full power and authority to receive such monies and to apply the same to the purpose for which they were received and shall not be affected by any notice to the contrary which may be received by it on or after such date. This Section shall be construed solely for the benefit of the Trustee and Paying Agent and shall not otherwise affect the rights of holders of such Senior Indebtedness.

SECTION 6.08. Subordination Rights Not Impaired by Acts or Omissions of Company or Holders of Senior Indebtedness. No right of any present or future holders of any Senior Indebtedness to enforce subordination as provided herein shall at any time in any way be prejudiced or impaired by any act or failure to act on the part of the Company or by any act or failure to act, in good faith, by any such holder, or by any noncompliance by the Company with the terms of this Indenture, regardless of any knowledge thereof which any such holder may have or be otherwise charged with. The holders of Senior Indebtedness may extend, renew, modify or amend the terms of the Senior Indebtedness or any security therefor and release, sell or exchange such security and otherwise deal freely with the Company, all without affecting the liabilities and obligations of the parties to this Indenture or the Holders. No provision in any supplemental indenture which affects the superior position of the holders of the Senior Indebtedness shall be effective against the holders of the Senior Indebtedness who have not consented thereto.

SECTION 6.09. Noteholders Authorize Trustee to Effectuate Subordination of Notes. Each Holder of Notes by acceptance thereof authorizes and expressly directs the Trustee on its, his or her behalf to take such action as may be necessary or appropriate to effectuate the subordination provided in this Article 6 and appoints the Trustee its, his or her attorney-in-fact for such purpose, including, in the event of any dissolution, winding up, liquidation or reorganization of the Company (whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors or otherwise) tending towards liquidation of the business and assets of the Company, the immediate filing of a claim for the unpaid balance of its, his or her Notes in the form required in said proceedings and cause said claim to be approved. If the Trustee does not file a proper claim or proof of debt in the form required in such proceeding prior to 30 days before the expiration of the time to file such claim or claims, then the holders of Senior Indebtedness have the right to file and are hereby authorized to file an appropriate claim for and on behalf of the Holders of said Notes.

SECTION 6.10. Right of Trustee to Hold Senior Indebtedness. The Trustee shall be entitled to all of the rights set forth in this Article 6 in respect of any Senior Indebtedness at any time held by it to the same extent as any other holder of Senior Indebtedness and nothing in this Indenture shall be construed to deprive the Trustee of any of its rights as such holder.

SECTION 6.11. Article Six Not to Prevent Events of Default. The failure to make a payment on account of Principal or Accrued Interest by reason of any provision in this Article 6 shall not be construed as preventing the occurrence of any Event of Default under Section 7.01.

ARTICLE 7

DEFAULTS AND REMEDIES

Section 7.01. Events of Default. An "Event of Default" occurs if:

(1) the Company defaults in the payment of interest on any Notes when the same becomes due and payable and the Default continues for a period of ten (10) days;

(2) the Company defaults in the payment of the Principal of any Notes when the same becomes due and payable at maturity, upon redemption or otherwise;

(3) the Company fails to comply with any of its other agreements in the Notes or the Indenture and the Default continues for the period and after the notice specified below;

(4) a court having jurisdiction in the premises enters (A) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or (B) a decree or order adjudging the Company as bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable Federal or State law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of sixty (60) consecutive days;

(5) the Company commences a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or any other case or proceeding to be adjudicated a bankrupt or insolvent, or consents to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or files a petition or answer or consent seeking reorganization or relief under any applicable Federal or State law, or consents to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company or of any substantial part of its property, or makes an assignment for the benefit of creditors, or admits in writing its inability to pay its debts generally as they become due;

(6) the Company defaults under any bond, note or other evidence of indebtedness (other than nonrecourse indebtedness) for borrowed money in excess of $25,000 and such default shall be the result of the Company's failure to pay any portion of the principal of such indebtedness when due (after the expiration of any applicable grace period with respect thereto) or shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable; or

(7) one or more judgments or decrees entered against the Company or any Subsidiary ordering payment (not paid or fully covered by insurance) of $25,000 or more in the case of one such judgment or decree and $250,000 or more in the aggregate for all such judgments and decrees for the Company and all its subsidiaries and all such judgments and decrees have not been vacated, discharged, stayed or bonded pending appeal within 60 days from the entry thereof.

A Default under clause (3) is not an Event of Default until the Trustee or the Holders of at least 25% in principal amount of the Notes notify the Company of the Default and the Company does not cure the Default within thirty (30) days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default."

Section 7.02. Acceleration. If an Event of Default (other than an Event of Default described in paragraphs (4) and (5) of Section 7.01 of this Indenture) occurs and is continuing, the Trustee by written notice to the Company, or the Holders of at least 25% in aggregate principal amount of the outstanding Notes by written notice to the Company and the Trustee, may declare the principal of and accrued interest on all the Notes to be due and payable. Upon such declaration the Principal and accrued interest shall become immediately due and payable. In case of an Event of Default described in paragraph (4) or paragraph (5) of Section 7.01 of this Indenture, such amount shall be due and payable without any declaration or any act on the part of the Trustee or the Holders. Holders of a majority in principal amount of the Notes by notice to the Trustee (or the Trustee acting alone if the Trustee declared the acceleration) may rescind an acceleration and its consequences if (a) the rescission would not conflict with any judgment or decree, (b) all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, (c) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal, which has become due otherwise than by the declaration of acceleration, has been paid, and (d) in the event of the cure or waiver of a Default or Event of Default under Section 7.01(6), the Trustee shall have received an Officers' Certificate or an Opinion of Counsel that such Default or Event of Default has been cured or waived.

Section 7.03. Other Remedies. If an Event of Default occurs and is continuing, the Trustee may, subject to Article 6, pursue any available remedy to collect the payment of Principal or Accrued Interest on the Notes or to enforce the performance of any provision of the Notes or this Indenture.

The Trustee may maintain a proceeding even if it does not possess any of the Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Holder in exercising any right or remedy accruing upon an Event of Default or a Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 7.04. Waiver of Past Defaults. The Holders of a majority in principal amount of the Notes by notice to the Trustee may waive an existing Default and its consequences except a Default in the payment of the principal of, redemption price or interest on any Notes which may only be waived by all affected Holders of Notes and the Trustee.

Section 7.05. Control of Majority. The Holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, is unduly prejudicial to the rights of other Holders of Notes, or would involve the Trustee in personal liability. The Company may, but shall not be obligated to fix a record date for the purpose of determining the Holders entitled to vote on the direction of any such proceeding.

Section 7.06. Limitation on Suits. A Holder of Notes may pursue a remedy with respect to this Indenture or the Notes only subject to Article 6 and only if:

(1) the Holder gives to the Trustee notice of a continuing Event of Default;

(2) the Holders of at least 25% in principal amount of the Notes make a request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

(4) the Trustee does not comply with the request within sixty (60) days after receipt of the request and the offer of indemnity; and

(5) during such sixty (60) day period the Holders of a majority in principal amount of the Notes do not give the Trustee a direction inconsistent with the request.

A Holder of Notes may not use this Indenture to prejudice the rights of another Holder of Notes or to obtain a preference or priority over another Holder of Notes.

Section 7.07. Rights of Holders to Receive Payment. Subject to the provisions of Article 6 and Section 7.02 of this Indenture, notwithstanding any other provision of this Indenture, the right of any Holder of a Note to receive payment of principal and interest on the Notes, on or after the respective due dates expressed in the Notes, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder.

Section 7.08. Collection Suit by Trustee. If an Event of Default occurs and is continuing, the Trustee, subject to Article 6, may recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal and interest remaining unpaid on the Notes.

Section 7.09. Trustee May File Proofs of Claim.

(a) In case of the pendency of any receivership, insolvency, liquidation, bankruptcy, reorganization, arrangement, adjustment, composition or other judicial proceeding relating to the Company or the property of the Company, the Trustee (irrespective of whether the principal of the Notes shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have given written notice of any demand on the Company for the payment of overdue principal or interest), subject to Article 6, shall be entitled and empowered, by intervention in such proceeding or otherwise,

(i) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Notes and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and of the Holders allowed in such judicial proceeding, and

(ii) to collect and receive any monies or other securities or property payable or deliverable upon the conversion or exchange of the Notes or upon any such claims and to distribute the same; and any receiver, assignee, trustee, liquidator, sequestrator (or other similar official) in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due to the Trustee under Section 8.06 of this Indenture.

(b) Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

Section 7.10. Priorities. If the Trustee collects any money pursuant to this Article, it shall pay out the money in the following order:

First: to the Trustee for amounts due under Section 8.06 hereof;

Second: to Holders of Notes for amounts due and unpaid on the Notes for Principal and Accrued Interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Notes for Principal and Accrued Interest, respectively; and

Third: to the Company.

The Trustee may, from time to time, fix record dates and payment dates for any such payments to Holders of Notes. Pending payment, the Trustee shall hold such monies in trust and invest and reinvest them in Qualified Investments.

Section 7.11. Undertaking for Costs. In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Company, the Trustee, a suit by a Holder pursuant to Section 7.06, or a suit initiated by Holders of more than 10% in principal amount of the Notes.

ARTICLE 8

TRUSTEE

Section 8.01. Duties of Trustee.

(a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

(b) Except during the continuance of an Event of Default:

(1) The Trustee need perform only those duties that are specifically set forth in this Indenture and no others.

(2) In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture. However, the Trustee shall examine the certificates and opinions to determine whether or not they conform to the requirements of this Indenture.

(c) The Trustee may not be relieved from liability for its own gross negligent action, its own gross negligent failure to act, or its own willful misconduct, except that:

(1) This paragraph does not limit the effect of paragraph (b) of this Section.

(2) The Trustee shall not be liable for any error of judgment made in good faith by a Trust Officer, unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

(3) The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 7.05 of this Indenture.

(d) Every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a), (b) and (c) of this Section.

(e) The Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense.

(f) The Trustee shall not be liable for interest on any money received by it.

Section 8.02. Rights of Trustee.

(a) The Trustee may rely on any document believed by it to be genuine and to have been signed or presented by the proper person. The Trustee need not investigate any fact or matter stated in the document, unless it has reason to believe such fact or matter is falsely represented.

(b) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Certificate or Opinion or both.

(c) The Trustee may act through agents and shall not be responsible for the misconduct or negligence of any agent appointed with due care.

(d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within its rights or powers.

Section 8.03. Individual Rights of Trustee. The Trustee in its individual, trust, or any other capacity may become the owner or pledgee of Notes and may otherwise deal with the Company or an Affiliate with the same rights it would have if it were not Trustee. Any Agent may do the same with the like rights. However, the Trustee is subject to Sections 8.09 of this Indenture.

Section 8.04 Trustee's Disclaimer. The Trustee makes no representation as to the validity or adequacy of this Indenture or the Notes, it shall not be accountable for the Company's use of the proceeds from the Notes, and it shall not be responsible for any statement in the Notes other than its authentication.

Section 8.05. Notice of Defaults. If a Default occurs and is continuing and if the Trustee has received notice of the Default, the Trustee shall mail to Holders a notice of the Default within sixty (60) days after it occurs. Except in the case of a Default in payment on any Notes, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines that withholding the notice is in the best interest of Holders.

Section 8.06. Compensation and Indemnity. The Company shall promptly pay to the Trustee, upon request, from time to time reasonable compensation for its services. The Company shall reimburse the Trustee upon request for all reasonable out-of-pocket expenses incurred by it. Such expenses shall include the reasonable compensation and out-of-pocket expenses of the Trustee's agents and counsel.

The Company shall indemnify the Trustee against any loss or liability incurred by it in connection with its services hereunder, except as set forth in the next paragraph. The Trustee shall notify the Company promptly of any claim for which it may seek indemnity.

The Company need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through negligence, bad faith, or willful misconduct.

To secure the Company's payment obligations in this Section, the Trustee shall have a lien prior to the Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on the Notes. Such lien shall survive the satisfaction and discharge of this Indenture or any other termination under any bankruptcy law.

When the Trustee incurs expenses or renders services after an Event of Default specified in Section 7.01(4) or (5) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any bankruptcy law.

Section 8.07. Replacement of Trustee. A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section.

The Trustee may resign by so notifying the Company. The Holders of a majority in principal amount of the Notes may remove the Trustee by so notifying the Trustee and the Company. The Company may remove the Trustee if:

(1) the Trustee fails to comply with Section 8.09;

(2) the Trustee is adjudged a bankrupt or an insolvent;

(3) a receiver or public officer takes charge of the Trustee or its property; or

(4) the Trustee becomes incapable of acting.

If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor Trustee. Within one (1) year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Notes may appoint a successor Trustee to replace the successor Trustee appointed by the Company.

If a successor Trustee does not take office within sixty (60) days after the retiring Trustee resigns or is removed, the retiring Trustee, the Company or the Holders of at least 10% of principal amount of the Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.

If the Trustee fails to comply with Section 8.09 hereof, any Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to the Holders of the Notes. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, subject to the lien provided for in Section 8.06.

Section 8.08. Successor Trustee by Merger, etc. If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to another corporation, the successor corporation without any further act shall be the successor Trustee.

Section 8.09. Eligibility; Disqualification. This Indenture shall always have a Trustee who is qualified or eligible to be qualified under TIA §301 et seq., and is a corporation organized and doing business under the laws of the United States or any State or Territory or of the District of Columbia or a corporation or other person permitted to act as trustee by the SEC which (A) is authorized under such laws to exercise corporate trust powers, and (B) is subject to supervision or examination by Federal, State, Territorial, or District of Columbia authority. (TIA § 310(a)(1)). The Trustee is subject to TIA § 310(b), including the optional provision permitted by the second sentence of TIA § 310(b),(9). Section 11.07 lists any excluded indenture or trust agreement.

Section 8.10. Annual Accounting. Once each year and more frequently, if necessary, the Trustee shall render an accounting to the Company of all funds held by the Trustee in respect of Notes.

ARTICLE 9

DISCHARGE OF INDENTURE

Section 9.01. Termination of Company's Obligations.

(a) Subject to paragraph (b) of this Section 9.01, the Company may terminate all of its obligations under this Indenture if:

(1) the Notes all mature within one year or all of them have been called for redemption under arrangements satisfactory to the Trustee for giving notice of redemption; and

(2) the Company irrevocably deposits in trust with the Trustee money or U.S. Government Obligations sufficient to pay principal and interest on the Notes to maturity or redemption, as the case may be.

(b) Notwithstanding the foregoing, the Company's obligations in Sections 2.03, 2.04, 2.05, 2.06, 2.07, 4.01, 8.06, 8.07 and 9.03, and in Article 11, shall survive until the Notes are no longer outstanding. Thereafter the Company's obligations in Section 8.06 and 9.03 shall survive.

(c) After a deposit the Trustee upon request shall acknowledge in writing the discharge of the Company's obligations under this Indenture except for those surviving obligations specified above.

(d) In order to have money available on a payment date to pay Principal or Accrued Interest on the Notes, the U.S. Government Obligations shall be payable as to principal or interest on or before such payment date in such amounts as will provide the necessary money. U.S. Government Obligations shall not be callable at the issuer's option.

(e) "U.S. Government Obligations" means direct obligations of the United States of America for the payment of which the full faith and credit of the United States of America is pledged.

Section 9.02. Application of Trust Money. The Trustee shall hold in trust money or U.S. Government Obligations deposited with it pursuant to Section 9.01, and shall invest any money earnings in U.S. Government Obligations conforming to the requirements of Section 9.01. It shall apply the deposited money and the money from U.S. Government Obligations through the Paying Agent and in accordance with this Indenture to the payment of principal and interest on the Notes.

Section 9.03. Repayment to Company. The Trustee and the Paying Agent shall promptly pay to the Company upon request any excess money or securities held by them at any time.

The Trustee and the Paying Agent shall pay to the Company upon request any money held by them for the payment of Principal or Accrued Interest that remains unclaimed for three (3) years after the redemption or payment date; provided, however, that the Trustee or such Paying Agent shall, upon written request and at the expense of the Company, cause to be published once, in a newspaper of general circulation in Indianapolis, Indiana or mailed to each Holder, notice that such money remains unclaimed and that, after a date specified therein, which shall be not less than fifteen (15) days from the date of such publication or mailing, any unclaimed balance of such money then remaining shall be repaid to the Company. After payment to the Company, Holders of Notes entitled to the money must look to the Company for payment as general creditors unless an applicable abandoned property law designates another person.

Section 9.04. Reinstatement. If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Section 9.01 and 9.02 of this Indenture by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's obligations under this Indenture and the Notes shall be revived and reinstated as though no deposit has occurred pursuant to Section 9.01 of this Indenture until such time as the Trustee or Paying Agent is permitted to apply such money or U.S. Government Obligations in accordance with Section 9.01 of this Indenture; provided, however, that if the Company has made any payment of interest or on principal of any Notes because of the reinstatement of its obligations, the Company shall be subrogated to the rights of the Holders of the Notes to receive payment from the money or U.S. Government Obligations held by the Trustee or Paying Agent.

ARTICLE 10

AMENDMENTS

Section 10.01. Without Consent of Holders. The Company and the Trustee may amend this Indenture or the Notes without the consent of any Holders of Notes:

(1) to cure any ambiguity, defect or inconsistency with any other provision herein;

(2) to comply with Sections 5.01 and Article 11; or

(3) to make any change that does not adversely affect the rights of any Holders of Notes.

After an amendment to this Indenture becomes effective, the Company shall promptly mail a notice to the Holders of the Notes briefly describing the amendment.

Section 10.02. With Consent of Holders. The Company, when duly authorized by its Board of Managers, and the Trustee may amend this Indenture with the written consent of the Holders of at least 66 2/3% in Principal amount of the Notes. However, without the consent of each Holder, an amendment under this Section may not:

(1) reduce the amount of Notes whose Holders must consent to an amendment;

(2) reduce the rate of or change the time for payment of interest, including any defaulted interest, on any Notes;

(3) reduce the principal of or change the fixed maturity of any Notes or change the date on which or circumstances in which, any Note may be subject to redemption, or reduce the redemption price thereof;

(4) make any Notes payable in currency other than that stated in the Notes;

(5) make any change in Article 3 or Section 7.04, 7.07 or this Section 10.02; or

(6) waive a Default in the payment of the principal of, or interest on, any Note.

After an amendment under this Section becomes effective, the Company shall mail to Holders of Notes a notice briefly describing the amendment.

Section 10.03. Revocation and Effect of Consents. Until an amendment or waiver becomes effective, a consent to it by a Holder of a Note is a continuing consent by the Holder and every subsequent Holder of a Note or portion of a Note that evidences the same debt as the consenting Holder's Notes, even if notation of the consent is not made on any Notes. However, any such Holder or subsequent Holder may revoke the consent as to his Note or portion of a Note if the Trustee receives the notice of revocation before the date the amendment or waiver becomes effective. An amendment or waiver becomes effective upon receipt by the Trustee of (i) an Officers' Certificate certifying that the Holders of the requisite Principal amount of Notes have consented to such amendment or waiver, and (ii) the written consents from the Holders of the requisite percentage in Principal amount of Notes; and thereafter binds every Holder of Notes and shall bind subsequent Holders of the Notes whether or not they had notice of the amendment or waiver.

Section 10.04. Notation on or Exchange of Notes. The Trustee may place an appropriate notation about an amendment or waiver on any Notes thereafter authenticated. The Company in exchange for all Notes may issue and the Trustee shall authenticate new Notes that reflect the amendment or waiver.

ARTICLE 11

MISCELLANEOUS

Section 11.01. Notices. Any notice or communication by the Company or the Trustee to the other is duly given if in writing and hand delivered or mailed by first-class mail to the other's address stated in Section 11.07. The Company or the Trustee by notice to the other may designate additional or different address for subsequent notice or communications.

Any notice or communication to a Holder shall be mailed by first-class mail to his address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

Any notice or communication by a Holder to either the Company or the Trustee shall be hand delivered or mailed by first class mail to the address stated in Section 11.07 or any additional or different address notice of which has been given to the Holders.

If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

If the Company mails a notice or communication to Holders, it shall mail copy to the Trustee and each Agent at the same time.

All other notices or communications shall be in writing.

Section 11.02. Certificate and Opinion as to Conditions Precedent. Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

(1) an Officers' Certificate stating that, in the opinion of the signers, all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with; and

(2) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Section 11.03. Statements Required in Certificate or Opinion. Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture shall include:

(1) a statement that the person making such certificate or opinion has read such covenant or condition;

(2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

(3) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with; and

(4) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

Section 11.04. Rules by Trustee and Agents. The Trustee may make reasonable rules for action by a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 11.05. Legal Holidays. A "Legal Holiday" is a Saturday, a Sunday or a day on which Trustee is not required to be open. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

Section 11.06. Duplicate Originals. The parties may sign any number of copies of this Indenture. One signed copy is enough to prove this Indenture.

Section 11.07. Variable Provisions.

"Officer" means the Chairman, President, any Vice- President, the Treasurer, the Secretary, any Assistant Treasurer or any Assistant Secretary of the Company.

The Company initially appoints the Trustee Paying Agent and Registrar.

The first certificate pursuant to Section 4.04 shall be for the fiscal year ending on December 31, 2003.

The Company's address is:

Davis Homes, LLC
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
Attention: C. Richard Davis

The Trustee's address is:

First Community Bank & Trust
298 State Road 135 North
P.O. Box 767
Greenwood, Indiana 46142
Attention: Corporate Trust

Section 11.08. Proof of Acts. Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by Holders may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such Holders in person or by agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee, and, where it is hereby expressly required, to the Company. Proof of execution of any such instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and conclusive in favor of the Trustee and the Company, if made in the manner provided in this Section.

The fact and date of the execution by any person of any such instrument or writing may be proved by the affidavit of a witness of such execution or by the certificate of any notary public or other officer authorized by law to take acknowledgments of deeds, certifying that the individual signing such instrument or writing acknowledged to him the execution thereof. Where such execution is by an officer of a corporation or a member of a partnership, on behalf of such corporation or partnership, such certificate or affidavit shall also constitute sufficient proof of his authority. The fact and date of the execution of any such instrument or writing, or the authority of the person executing the same, may also be proved in any other manner which the Trustee deems sufficient.

Section 11.09. Governing Law. The laws of the State of Indiana shall govern this Indenture and the Notes.

Section 11.10. Successors. All agreements of the Company in this Indenture and the Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successors.

Section 11.11. Severability. In case any provision in this Indenture or in the Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 11.12. Table of Contents, Headings, etc. The Table of Contents, cross-reference Table and headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof, and shall in no way modify or restrict any of the terms or provisions hereof.

Section 11.13. Benefits of Indenture. Nothing in this Indenture or the Notes shall give to any Person, other than the parties hereto and their successors hereunder and the Holders, any benefit or legal or equitable right, remedy or claim under this Indenture.

SIGNATURES

Dated: ________________

DAVIS HOMES, LLC

By: Davis Holding Corporation,
Managing Member

By: ____________________________
C. Richard Davis
Executive Vice President

Attest:

____
Secretary

Dated: __________________

FIRST COMMUNITY BANK & TRUST

By: ____________________________
Name: __________________________
Title: __________________________

Attest:

____
Trust Officer

24-10037

SECURITIES AND EXCHANGE COMMISSION

Washington, DC

EXHIBITS

To

Form 1-A

OFFERING STATEMENT

Under

THE SECURITIES ACT OF 1933

DAVIS HOMES, LLC

VOLUME III

Exhibit 6.07

Crooked Creek Associates
Management Agreement

Project Owner's & Management Agent's Certification for Multifamily Housing Projects for Identity-of-Interest or Independent Management Agents

U.S. Department of Housing and Urban Development
Office of Housing

OMB Approval No. 2502-0305 (exp. 12/31/90)

Project name:	FHA project no:	Date:
CROOKED CREEK APARTMENTS	073-35384	December 31, 1992
City, State: Indianapolis, Indiana 46268		Section 8 no:

Acting on behalf of Crooked Creek Associates the Project Owner (Owner), and Davis Management, the Management Agent (Agent), we make the following certifications and agreements to the United States Department of Housing and Urban Development (HUD) regarding management of the above project.

1. We certify that:
   a. We have executed or will execute, within 30 days after receiving the approval(s) required by paragraph b below, a Management Agreement for this project The Agreement provides / will provide that the Management Agent will manage the project for the term and fee described below. Changes in the fee will be implemented only in accordance with HUD's requirements
      (1) Term of Agreement: Perpetual with 30 day cancellation notice. Effective date 1/1/90
      (2) Fees:
         (a) 5½ % of residential income collected;
         (b) 0 % of commercial income collected;
         (c) 5½ % of miscellaneous income collected (This percentage must not exceed the percentage in (2)(a) above).
         (d) Special Fees No ☐ Yes ☐ If yes, describe in paragraph 4 of Attachment 1.
      (3) Calculation of Estimated Yield (See Attachment 1.)
   b. We will disburse management fees from project income only after We have:
      (1) Submitted this Certification to HUD;
      (2) HUD has approved the Agent to manage this project; and
      (3) HUD has approved the management fee (if required).
   c. We understand that no fees may be earned or paid after HUD has terminated the Management Agreement.
   d. If HUD notifies me of an excessive management fee, I, the Agent, will within 30 days of HUD's notice either:
      (1) Reduce the compensation to an amount HUD determines to be reasonable and
      (2) Require the administrator to refund to the project all excessive fees collected, or
      (3) Appeal HUD's decision and abide by the results of the appeal process, making any required reductions and refunds within 30 days after the date of this decision letter on the appeal.
   e. If HUD holds the residential management fee yield harmless under the transition provisions of Chapter 2, Section VI of HUD Handbook 4381.5,
      (1) We understand that HUD will adjust the management fee percentage each time HUD approves a rent increase.
      (2) We agree to be bound by that percentage until the next rent increase or until HUD approves a different fee, pursuant to our request.
2. We will, if the project is subsidized by HUD, select and admit tenants, compute tenant rents and assistance payments, recertify tenants and carry out other subsidy contract administration responsibilities in accordance with HUD Handbook 4350.3 and other HUD instructions.
3. We agree to:
   a. Comply with this project's Regulatory Agreement, Mortgage & Mortgage Note, and any Subsidy Contract or Workout / Modification Agreement.
   b. Comply with HUD handbooks, notices or other policy directives that relate to the management of the project.
   c. Comply with HUD requirements regarding payment and reasonableness of management fees and allocation of management costs between the management fee and the project account (This does not apply to projects listed in Paragraph 2-18 of HUD Handbook 4381.5).
   d. Refrain from purchasing goods or services from entities that have identity-of-interest with us unless the costs are as low as or lower than arms-length, open-market purchases.
4. The Agent agrees to:
   a. Assure that all expenses of the project are reasonable and necessary.
   b. Exert reasonable effort to maximize project income and to take advantage of discounts, rebates and similar money-saving techniques.
   c. Obtain contracts, materials, supplies and services, including the preparation of the annual audit, on terms most advantageous to the project.
   d. Credit the project with all discounts, rebates or commissions (including any sales or property tax relief granted by the state or local government) received.
   e. Obtain the necessary verbal or written cost estimates and document the reasons for accepting other than the lowest bid.
   f. Maintain copies of such documentation and make such documentation available for your inspection during normal business hours.
   g. Invest project funds that HUD policies require to be invested and take reasonable effort to invest other project funds unless the owner specifically directs the Agent not to invest those other funds.
5. We certify that the types of insurance policies checked below are in force and will be maintained to the best of our ability at all times. Fidelity bonds and hazard insurance policies will name HUD as an additional loss payee. Note: For any box not checked, attach an explanation as to why you cannot obtain that type of insurance. Such situations should be extremely rare.
   a. ☒ Fidelity bond or employee dishonesty coverage for
      (1) all principals of the Agent and;
      (2) all persons who participate directly or indirectly in the management and maintenance of the project and its assets, accounts and records. Coverage will be at least equal to the project's gross potential income for two (2) months.
   b. ☒ Hazard insurance coverage in an amount required by the project's Mortgage.
   c. ☒ Public liability coverage with the Agent designated as one of the insured.
6. The Agent agrees to:
   a. Furnish a response to HUD's management review reports, physical inspection reports and written inquiries regarding the project's annual financial statements or monthly accounting reports within 30 days after receipt of the report or inquiry.
   b. Establish and maintain the project's accounts, books and records in accordance with:
      (1) HUD's administrative requirements;
      (2) generally accepted accounting principles; and
      (3) in a condition that will facilitate audit.
7. We agree that:
   a. All records related to the operation of the project, regardless of where they are housed, shall be considered the property of the project.
   b. HUD, the General Accounting Office (GAO), and those agencies' representatives may inspect:
      (1) any records which relate to the project's purchase of goods or services,

form HUD-9839-B (11/26/90)

(2) the records of the Owner and the Agent, and
(3) the records of companies having an identity-of-interest with the owner and the agent.

c. The following clause will be included in any contract entered into with an identity-of-interest individual or business for the provision of goods or services to the project: "Upon request of HUD or (name of owner or Agent), (name of contractor or supplier) will make available to HUD, at a reasonable time and place, its records and records of identity-of-interest companies which relate to goods and services charged to the project. Records and information will be sufficient to permit HUD to determine the services performed, the dates the services were performed, the location at which the services were performed, the time consumed in providing the services, the charges made for materials, and the per-unit and total charges levied for said services." The owner agrees to request such records within seven (7) days of receipt of HUD's request to do so.

8. We certify that any Management Agreement does not contain the type of "hold harmless" clause prohibited by HUD.

9. We agree to include the following provisions in the Management Agreement and to be bound by them:

a. HUD has the right to terminate the Management Agreement for failure to comply with the provisions of this Certification, or other good cause, thirty days after HUD has mailed the owner a written notice of its desire to terminate the Management Agreement.

b. In the event of a default under the Mortgage, Note or Regulatory Agreement, HUD has the right to terminate the Management Agreement immediately upon HUD's issuance of a notice of termination to the Owner and Agent.

c. If HUD exercises this right of termination, I the Owner agree to promptly make arrangements for providing management that is satisfactory to HUD.

d. If there is a conflict between the Management Agreement & HUD's rights and requirements, HUD's rights & requirements will prevail.

e. If the Management Agreement is terminated I, the Agent, will give to the Owner all of the project's cash, trust accounts investments and records within thirty (30) days of the date the Management Agreement is terminated.

10. I, the Owner, agree to submit a new Management Certification to HUD before taking any of the following actions:

a. Authorizing the agent to collect a fee different from the percentages fees and any special fees specified in Paragraph 1 of this Certification:
b. Changing the expiration date of the Management Agreement.
c. Renewing the Management Agreement.
d. Permiting a new Agent to operate the project.
e. Permiting a new Agent to collect a fee.
f. Undertaking self-management of the project.

11. We agree to:

a. Comply with all Federal state, or local laws prohibiting discrimination against any persons on grounds of race, color, creed, familial status, handicap, sex or national origin, including Title VI of the Civil Rights Act of 1964, Title VIII of the Civil Rights Act of 1968, Executive Order 11063 and all regulations implementing those laws.

b. Give families with children equal consideration for admission, except in housing for older persons as determined by HUD.

c. Give handicapped persons priority for subsidized units that were built and equipped specifically for the handicapped.

d. If the project receives any form of direct Federal financial assistance, comply with the provisions of Section 504 of the Rehabilitation Act of 1973, as amended, the Age Discrimination Act of 1975 and all regulations and administrative instructions implementing these laws. The Agent understands that these laws and regulations prohibit discrimination against applicants or tenants who are handicapped or of a certain age.

e. Furnish HUD's Office of Fair Housing and Equal Opportunity any reports and information required to monitor the project's compliance with HUD's fair housing and affirmative marketing requirements (including HUD Form 949, if applicable).

f. Not discriminate against any employee, applicant for employment or contractor because of race, color, handicap, religion, sex or national origin.

g. Provide minorities, women and socially and economically disadvantaged firms equal opportunity to participate in the project's procurement and contracting activities.

h. If the project receives any form of direct Federal financial assistance, comply with Section 3 of the Housing and Urban Development Act of 1968 and its implementing regulations. I, the Agent, understand that this law and the regulations require the project to make training, employment and contracting opportunities available, to the greatest extent feasible, to lower-income project area residents and small businesses.

12. We certify that we have read and understand HUD's definition of "identity-of-interest" and that the statement(s) checked and information entered below are true. (Check box a or boxes b and / or c.)

a. ☐ No identity-of-interest exists among the Owner, the Agent and any individuals or companies that regularly do business with the project.

b. ☐ Only individuals and companies listed in Section 11a of the Management Entity Profile have an identity-of-interest with the Agent.

c. ☒ Only the individuals and companies listed below have an identity-of-interest with the Owner. (Show the name of the individual or company; list the services rendered; and describe the nature of the identity-of-interest relationship. Attach additional sheets, if necessary.) Charles R. Davis, President
Davis Management, General Partner
Cedar Ridge Associates
Jacqueline Davis, President

13. I, the Agent certify & agree: Jackie Davis Interiors

a. that the Management Entity Profile, dated 12/31/92 is accurate and current as of the date of this Certification.

b. To submit an updated profile whenever there is a significant change in the organization or operations of the Management Entity.

14. The items checked below are attached:

☐ Attachment 1—Calculation of Est. Yields from Proposed Mgt Fees
☒ New Management Entity Profile
☐ Updated Management Entity Profile
☐ Other (Specify)________

Warnings:

There are fines and imprisonment—$10,000/5years—for anyone who makes false, fictitious, or fraudulant statements or entries in any matter within the jurisdiction of the Federal Government (18 U.S.C 1001).

There are fines and imprisonment—$250,000/5years—for anyone who misuses rents & proceeds in violation of HUD regulations relative to this project. This applies when the motgage note is in default or when the project is in a nonsurplus cash position (12 U.S.C 1715z-9).

HUD may seek a "double damages" civil remedy for the use of assets or income in violation of any Regulatory Agreement or any applicable HUD regulations (12 U.S.C 1715z-4a).

HUD may seek additional civil money penalties to be paid by the mortgagor through personal funds for :

(1) Violation of an agreement with HUD to to use nonproject funds for certain specified purposes as a condition of receiving transfers of physical assets, flexible subsidy loan, capital improvement loan, modification of mortgage terms or workout. The penalties could be as much as the HUD Secretary's loss at foreclosure sale or sale after foreclosure.

(2) Certain specific violations of the Regulatory Agreement, the penalties could be as much as $25,000 per occurance (12 U.S.C 1735l-15).

/s/ Charles R. Davis
By Project Owner: Name, title, signature, date:

/s/ Charles R. Davis
By Management Agent: Name, title, signature, date:

Project Name:	FHA Project No.:	Date:
CROOKED CREEK APARTMENTS	073-35384	December 31, 1992

HUD Field Office Use Only (Check all boxes that apply)

An up-front review of the management fee was: ☐ Required ☒ Not required

☐ The management fees quoted in paragraph 1a and explained in Attachment 1 of this Certification are approved.

☐ The management fees quoted in Paragraph 1a and explained in Attachment 1 of this Certification are not approved. The attached letter, dated __________, explains the reasons for this disapproval and sets forth the allowable management fees.

☐ The residential management fee Percentage is held harmless at __________%.

☐ The residential management fee Yield is capped at $__________PUPM. Each time you approve a rent increase, adjust the management fee Percentage to maintain this yield and enter the information required below.

Effective Date of New Fee %*	Monthly Rent Potential	Collections % Assumed**	Adjusted Management Fee Percentage

* This should be the same date the rent increase is effective.
** 95% unless you approve a different percentage.

By Loan Servicer		By Supervisory Load Servicer/Loan Management Branch Chief	
Signature	Date	Signature	Date
Name		Name	
Title		Title	

form HUD-9839-B (11/26/90)
Ref. Handbook 4381.5 Rev-1

Attachment 1—Calculation of Estimated Yields from Proposed Management Fees

Project Name:	FHA Project No.:	Date:
CROOKED CREEK APARTMENTS	073-35384	December 31, 1992

1. Residential Fee

a. Monthly residential rent potential (from Part A of the most recent HUD-approved Rent Schedule	$ 109,055.00
b. Line 1a times .95**	$ 103,602.00
c. Percentage fee	5.½ %
d. Monthly residential fee yield (Line 1b times 1c)	$ 5,698.00
e. Total number of residential units (include rent-free units.)	216 units
f. Residential fee yield per unit per month (Line 1d divided by 1e.)	$ 26.38 PUPM

**Note: Generally collections must be estimated at 95% of gross potential. If you use a lower percentage, attach an explanation for the collections percentage used. Make sure that any assumption of a lower collections base does not compensate the agent for services for which a special fee will be paid.

2. Commercial Fee (Describe commercial space, how it is used and what services management provides.)

N/A

a. Monthly commercial rent potential (from Part E of the most recent HUD-approved Rent Schedule)	$ N/A
b. Percentage fee	N/A %
c. Commercial fee yield (Line 2a times 2b)	$ N/A

3. Miscellaneous Fee

a. Percentage fee (not to exceed the residential income fee percentage in Line 1c) N/A %

5½%

b. List any miscellaneous income on which HUD allows a fee to be taken, but on which you have agreed a fee will not be paid.

4. Special Fees

Show dollar amount(s), purpose(s) and time period(s) covered. Describe performance standards and target dates for accomplishment of special tasks. (Attach additional sheets, if needed.)

Monthly accounting fees paid to Davis Management of $1.75 per unit, or $378.00/mo.

*Note: Projects listed in Paragraph 2-10 of HUD Handbook 4381.5 REV-1 may quote management fees in ways other than as shown in this attachment.

Exhibit 6.08

Cedar Ridge Associates, L.P.
Management Agreement

Project Owner's & Management Agent's Certification for Multifamily Housing Projects for Identity-of-Interest or Independent Management Agents

U.S. Department of Housing and Urban Development
Office of Housing

OMB Approval No. 2502-0305 (exp. 12/31/90)

Public reporting burden for this collection of information is estimated to average 0.16 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of this collection of information, including suggestions for reducing this burden, to the Reports Management Officer, Office of Information Policies and Systems, U.S. Department of Housing and Urban Development, Washington, D.C. 20410-3600 and to the Office of Management and Budget, Paperwork Reduction Project (2502-0060), Washington, D.C. 20503.

Project name:	FHA project no:	Date:
CEDAR RIDGE APARTMENTS	073-35392	December 31, 1992
City, State: Indianapolis, Indiana 46236		Section 8 no:

Acting on behalf of Cedar Ridge Associates, the Project Owner (Owner), and Davis Management, the Management Agent (Agent), we make the following certifications and agreements to the United States Department of Housing and Urban Development (HUD) regarding management of the above project.

1. We certify that:
   a. We have executed or will execute, within 30 days after receiving the approval(s) required by paragraph b below, a Management Agreement for this project The Agreement provides / will provide that the Management Agent will manage the project for the term and fee described below. Changes in the fee will be implemented only in accordance with HUD's requirements
      (1) Term of Agreement: Perpetual with 30 day cancellation notice. Effective date 1/1/90
      (2) Fees:
         (a) 5½ % of residential income collected;
         (b) 0 % of commercial income collected;
         (c) 5½ % of miscellaneous income collected (This percentage must not exceed the percentage in (2)(a) above).
         (d) Special Fees No ☐ Yes ☐ If yes, describe in paragraph 4 of Attachment 1.
      (3) Calculation of Estimated Yield (See Attachment 1.)
   b. We will disburse management fees from project income only after We have:
      (1) Submitted this Certification to HUD;
      (2) HUD has approved the Agent to manage this project; and
      (3) HUD has approved the management fee (if required).
   c. We understand that no fees may be earned or paid after HUD has terminated the Management Agreement.
   d. If HUD notifies me of an excessive management fee, I, the Agent, will within 30 days of HUD's notice either:
      (1) Reduce the compensation to an amount HUD determines to be reasonable and
      (2) Require the administrator to refund to the project all excessive fees collected, or
      (3) Appeal HUD's decision and abide by the results of the appeal process, making any required reductions and refunds within 30 days after the date of this decision letter on the appeal.
   e. If HUD holds the residential management fee yield harmless under the transition provisions of Chapter 2, Section VI of HUD Handbook 4381.5,
      (1) We understand that HUD will adjust the management fee percentage each time HUD approves a rent increase.
      (2) We agree to be bound by that percentage until the next rent increase or until HUD approves a different fee, pursuant to our request.
2. We will, if the project is subsidized by HUD, select and admit tenants, compute tenant rents and assistance payments, recertify tenants and carry out other subsidy contract administration responsibilities in accordance with HUD Handbook 4350.3 and other HUD Instructions.
3. We agree to:
   a. Comply with this project's Regulatory Agreement, Mortgage & Mortgage Note, and any Subsidy Contract or Workout / Modification Agreement.
   b. Comply with HUD handbooks, notices or other policy directives that relate to the management of the project.
   c. Comply with HUD requirements regarding payment and reasonableness of management fees and allocation of management costs between the management fee and the project account (This does not apply to projects listed in Paragraph 2-1B of HUD Handbook 4381.5).
   d. Refrain from purchasing goods or services from entities that have identity-of-interest with us unless the costs are as low as or lower than arms-length, open-market purchases.
4. The Agent agrees to:
   a. Assure that all expenses of the project are reasonable and necessary.
   b. Exert reasonable effort to maximize project income and to take advantage of discounts, rebates and similar money-saving techniques.
   c. Obtain contracts, materials, supplies and services, including the preparation of the annual audit, on terms most advantageous to the project.
   d. Credit the project with all discounts, rebates or commissions (including any sales or property tax relief granted by the state or local government) received.
   e. Obtain the necessary verbal or written cost estimates and document the reasons for accepting other than the lowest bid.
   f. Maintain copies of such documentation and make such documentation available for your inspection during normal business hours.
   g. Invest project funds that HUD policies require to be invested and take reasonable effort to invest other project funds unless the owner specifically directs the Agent not to invest those other funds.
5. We certify that the types of insurance policies checked below are in force and will be maintained to the best of our ability at all times. Fidelity bonds and hazard insurance policies will name HUD as an additional loss payee. Note: For any box not checked, attach an explanation as to why you cannot obtain that type of insurance. Such situations should be extremely rare.
   a. ☒ Fidelity bond or employee dishonesty coverage for
      (1) all principals of the Agent and;
      (2) all persons who participate directly or indirectly in the management and maintenance of the project and its assets, accounts and records. Coverage will be at least equal to the project's gross potential income for two (2) months.
   b. ☒ Hazard insurance coverage in an amount required by the project's Mortgage.
   c. ☒ Public liability coverage with the Agent designated as one of the insured.
6. The Agent agrees to:
   a. Furnish a response to HUD's management review reports, physical inspection reports and written inquiries regarding the project's annual financial statements or monthly accounting reports within 30 days after receipt of the report or inquiry.
   b. Establish and maintain the project's accounts, books and records in accordance with:
      (1) HUD's administrative requirements;
      (2) generally accepted accounting principles; and
      (3) in a condition that will facilitate audit.
7. We agree that:
   a. All records related to the operation of the project, regardless of where they are housed, shall be considered the property of the project.
   b. HUD, the General Accounting Office (GAO), and those agencies' representatives may inspect :
      (1) any records which relate to the project's purchase of goods or services,

form HUD-9839-B (11/26/90)

1/91

(2) the records of the Owner and the Agent, and
(3) the records of companies having an identity-of-interest with the owner and the agent.

c. The following clause will be included in any contract entered into with an identity-of-interest individual or business for the provision of goods or services to the project: "Upon request of HUD or (name of owner or Agent), (name of contractor or supplier) will make available to HUD, at a reasonable time and place, its records and records of identity-of-interest companies which relate to goods and services charged to the project. Records and information will be sufficient to permit HUD to determine the services performed, the dates the services were performed, the location at which the services were performed, the time consumed in providing the services, the charges made for materials, and the per-unit and total charges levied for said services." The owner agrees to request such records within seven (7) days of receipt of HUD's request to do so.

8. We certify that any Management Agreement does not contain the type of "hold harmless" clause prohibited by HUD.

9. We agree to include the following provisions in the Management Agreement and to be bound by them:

a. HUD has the right to terminate the Management Agreement for failure to comply with the provisions of this Certification, or other good cause, thirty days after HUD has mailed the owner a written notice of its desire to terminate the Management Agreement.

b. In the event of a default under the Mortgage, Note or Regulatory Agreement, HUD has the right to terminate the Management Agreement immediately upon HUD's issuance of a notice of termination to the Owner and Agent.

c. If HUD exercises this right of termination, I the Owner agree to promptly make arrangements for providing management that is satisfactory to HUD.

d. If there is a conflict between the Management Agreement & HUD's rights and requirements, HUD's rights & requirements will prevail.

e. If the Management Agreement is terminated I, the Agent, will give to the Owner all of the project's cash, trust accounts investments and records within thirty (30) days of the date the Management Agreement is terminated.

10. I, the Owner, agree to submit a new Management Certification to HUD before taking any of the following actions:

a. Authorizing the agent to collect a fee different from the percentages fees and any special fees specified in Paragraph 1 of this Certification:
b. Changing the expiration date of the Management Agreement.
c. Renewing the Management Agreement.
d. Permiting a new Agent to operate the project.
e. Permiting a new Agent to collect a fee.
f. Undertaking self-management of the project.

11. We agree to:

a. Comply with all Federal state, or local laws prohibiting discrimination against any persons on grounds of race, color, creed, familial status, handicap, sex or national origin, including Title VI of the Civil Rights Act of 1964, Title VIII of the Civil Rights Act of 1968, Executive Order 11063 and all regulations implementing those laws.

b. Give families with children equal consideration for admission, except in housing for older persons as determined by HUD.

c. Give handicapped persons priority for subsidized units that were built and equipped specifically for the handicapped.

d. If the project receives any form of direct Federal financial assistance, comply with the provisions of Section 504 of the Rehabilitation Act of 1973, as amended, the Age Discrimination Act of 1975 and all regulations and administrative instructions implementing these laws. The Agent understands that these laws and regulations prohibit discrimination against applicants or tenants who are handicapped or of a certain age.

e. Furnish HUD's Office of Fair Housing and Equal Opportunity any reports and information required to monitor the project's compliance with HUD's fair housing and affirmative marketing requirements (including HUD Form 949, if applicable).

f. Not discriminate against any employee, applicant for employment or contractor because of race, color, handicap, religion, sex or national origin.

g. Provide minorities, women and socially and economically disadvantaged firms equal opportunity to participate in the project's procurement and contracting activities.

h. If the project receives any form of direct Federal financial assistance, comply with Section 3 of the Housing and Urban Development Act of 1968 and its implementing regulations. I, the Agent, understand that this law and the regulations require the project to make training, employment and contracting opportunities available, to the greatest extent feasible, to lower-income project area residents and small businesses.

12. We certify that we have read and understand HUD's definition of "identity-of-interest" and that the statement(s) checked and information entered below are true. (Check box a or boxes b and / or c.)

a. ☐ No identity-of-interest exists among the Owner, the Agent and any individuals or companies that regularly do business with the project.

b. ☐ Only individuals and companies listed in Section 11a of the Management Entity Profile have an identity-of-interest with the Agent.

c. ☒ Only the individuals and companies listed below have an identity-of-interest with the Owner. (Show the name of the individual or company; list the services rendered; and describe the nature of the identity-of-interest relationship. Attach additional sheets, if necessary.) Charles R. Davis, President
Davis Management, General Partner
Cedar Ridge Associates
Jacqueline Davis, President

13. I, the Agent certify & agree: Jackie Davis Interiors

a. that the Management Entity Profile, dated 12/31/92 is accurate and current as of the date of this Certification.

b. To submit an updated profile whenever there is a significant change in the organization or operations of the Management Entity.

14. The items checked below are attached:

☐ Attachment 1—Calculation of Est. Yields from Proposed Mgt Fees
☐ New Management Entity Profile
☐ Updated Management Entity Profile
☐ Other (Specify)

Warnings:

There are fines and imprisonment—$10,000/5years—for anyone who makes false, fictitious, or fraudulant statements or entries in any matter within the jurisdiction of the Federal Government (18 U.S.C 1001).

There are fines and imprisonment—$250,000/5years—for anyone who misuses rents & proceeds in violation of HUD regulations relative to this project. This applies when the motgage note is in default or when the project is in a nonsurplus cash position (12 U.S.C 1715z-9).

HUD may seek a "double damages" civil remedy for the use of assets or income in violation of any Regulatory Agreement or any applicable HUD regulations (12 U.S.C 1715z-4a).

HUD may seek additional civil money penalties to be paid by the mortgagor through personal funds for :

(1) Violation of an agreement with HUD to to use nonproject funds for certain specified purposes as a condition of receiving transfers of physical assets, flexible subsidy loan, capital improvement loan, modification of mortgage terms or workout. The penalties could be as much as the HUD Secretary's loss at foreclosure sale or sale after foreclosure.

(2) Certain specific violations of the Regulatory Agreement, the penalties could be as much as $25,000 per occurance (12 U.S.C 1735f-15).

/s/ Charles R. Davis

By Project Owner: Name, title, signature, date:

/s/ Charles R. Davis

By Management Agent: Name, title, signature, date:

Project Name:	FHA Proj	Date:
CEDAR RIDGE APARTMENTS	073-35392	December 31, 1992

HUD Field Office Use Only (Check all boxes that apply)

An up-front review of the management fee was: ☐ Required ☒ Not required

☐ The management fees quoted in paragraph 1a and explained in Attachment 1 of this Certification are approved.

☐ The management fees quoted in Paragraph 1a and explained in Attachment 1 of this Certification are not approved. The attached letter, dated __________, explains the reasons for this disapproval and sets forth the allowable management fees.

☐ The residential management fee Percentage is held harmless at __________%.

☐ The residential management fee Yield is capped at $__________PUPM. Each time you approve a rent increase, adjust the management fee Percentage to maintain this yield and enter the information required below.

Effective Date of New Fee %*	Monthly Rent Potential	Collections % Assumed**	Adjusted Management Fee Percentage

* This should be the same date the rent increase is effective.
** 95% unless you approve a different percentage.

By Loan Servicer		By Supervisory Load Servicer/Loan Management Branch Chief	
Signature	Date	Signature	Date
Name		Name	
Title		Title	

Attachment 1—Calculation of Estimated Yields from Proposed Management Fees

Project Name:	FHA Project No.:	Date:
CEDAR RIDGE APARTMENTS	073-35392	December 31, 1992

1. Residential Fee

a. Monthly residential rent potential (from Part A of the most recent HUD-approved Rent Schedule	$ 80,240.00
b. Line 1a times .95**	$ 76,228.00
c. Percentage fee	5.½ %
d. Monthly residential-fee yield (Line 1b times 1c)	$ 4,193.00
e. Total number of residential units (include rent-free units.)	168 units
f. Residential fee yield per unit per month (Line 1d divided by 1e.)	$ 24.96 PUPM

**Note: Generally collections must be estimated at 95% of gross potential. If you use a lower percentage, attach an explanation for the collections percentage used. Make sure that any assumption of a lower collections base does not compensate the agent for services for which a special fee will be paid.

2. Commercial Fee (Describe commercial space, how it is used and what services management provides.)

N/A

a. Monthly commercial rent potential (from Part E of the most recent HUD-approved Rent Schedule)	$ N/A
b. Percentage fee	N/A %
c. Commercial fee yield (Line 2a times 2b)	$ N/A

3. Miscellaneous Fee

a. Percentage fee (not to exceed the residential income fee percentage in Line 1c) N/A %

5½%

b. List any miscellaneous income on which HUD allows a fee to be taken, but on which you have agreed a fee will not be paid.

4. Special Fees

Show dollar amount(s), purpose(s) and time period(s) covered. Describe performance standards and target dates for accomplishment of special tasks. (Attach additional sheets, if needed.)

Monthly accounting fees paid to Davis Management of $1.75/unit or $294.00/month.

*Note: Projects listed in Paragraph 2-10 of HUD Handbook 4381.5 REV-1 may quote management fees in ways other than as shown in this attachment.

Exhibit 6.09

Creekside Square Apartments, L.P.
Management Agreement

MANAGEMENT AGREEMENT

This Management Agreement ("Agreement"), dated as of this 30th day of June, 1994 between Creekside Square Apartments, L.P., an Indiana limited partnership, hereinafter referred to as the "Owner", and Davis Properties, L.P., an Indiana limited partnership, hereinafter referred to as the "Agent".

The Owner hereby appoints the Agent, and the Agent hereby accepts appointment, on the terms and conditions hereinafter provided, as exclusive management agent of the development know as Creekside Square Apartments, located at approximately 5900 North Lafayette Road, in the City of Indianapolis, County of Marion, State of Indiana (the "Development").

1. LOW INCOME HOUSING TAX CREDIT PROGRAM

The Agent understands that the Owner is operating under the Low Income Housing Tax Credit Program ("LIHTC Program"). In performing its duties under this Agreement, the Agent agrees to comply in all material respects with all pertinent requirements of Section 42 of the Internal Revenue Code of 1986, as amended, including but not limited to the income and occupancy restrictions regarding qualified low income tenants. In addition, the Agent agrees to maintain and operate the Development in accordance with the provisions of the Declaration of Extended Low Income Housing Commitment from the Owner to the Indiana Housing Finance Authority ("IHFA") and applicable rules and regulations issued by IHFA.

2. MANAGEMENT OF THE DEVELOPMENT

The Agent shall manage and maintain the Development in a manner consistent with the standard of management utilized in managing similar developments of comparable size in Marion County, Indiana. The Agent shall make available to the Owner the full benefit of its experience and judgment in the operations of quality real estate properties.

3. MARKETING

The Agent will carry out or cause to be carried out by itself or by a marketing company approved by Owner, the marketing activities reasonably necessary to maintain high occupancy so that the Development may be operated profitably, observing all requirements of the LIHTC Program.

4. RESIDENT SELECTION, ORIENTATION ASSIGNMENT

a. All prospective residents shall be certified by the Agent to meet the requirements of the LIHTC Program and the general leasing requirements of the Owner. The Agent will counsel all prospective residents regarding rental requirements, rules and regulations governing occupancy of the Development and services available to its residents. The Agent will conduct appropriate investigations to assure that all prospective residents meet the requirements of the LIHTC Program; provided however, that Agent shall not be liable to Owner for any losses or liabilities (including without limitation the loss of tax credits issued to the Owner under the LIHTC Program) arising from or relating to any misrepresentations of information by prospective or existing residents of the Development.

b. The Agent will prepare all dwelling leases, and will execute the same in its name, identified therein as the agent for the Owner. The terms of all residential leases will comply with the pertinent provisions of the LIHTC Program, the tenancy laws of the State of Indiana and standard real estate management practices.

c. The Agent will collect, deposit and disburse security deposits, if required, in accordance with the terms of each tenant's lease and the tenancy laws of the State of Indiana, including the Indiana Security Deposits Statute, Section 32-7-5-1,

d. The Agent will negotiate any necessary commercial leases and concessions agreements, and will execute the same in its name, identified therein as the agent for the Owner, subject to the Owner's prior approval of all material terms and conditions.

e. The Agent shall coordinate the plans of tenants for moving their personal property in and out of the Development, with a view towards scheduling such movements so as to cause a minimum of loss of income to the Owner and the Development.

f. The Agent shall maintain complete tenant files at the Development site and provide authorized representatives of the Owner with access to all tenant records. The Agent shall not disclose any tenant file information to any other person or persons without the Owner's prior approval and proper legal authority.

5. ENFORCEMENT OF LEASES

The Agent will be responsible for enforcing tenant compliance with the terms and conditions of the tenant's lease and/or any written rules, regulation and/or notices as may be promulgated from time to time.

In the event that legal action may be required to enforce any of the terms and conditions of the tenants' leases and/or such rules, regulations and/or notices, the Agent shall prepare any documentation necessary to resolve such legal action and forward the same to the Owner. The Agent shall cooperate with the Owner in all ways reasonably necessary to resolve any potential or actual legal actions.

6. COLLECTION OF RENTS AND OTHER RECEIPTS

The Agent will collect when due all rents, charges and other amounts receivable on the Owner's account in connection with the management and operation of the Development. Such receipts (except for tenant's security deposits which will be handled as specified in Subsection 4(c) above, will be deposited in an account, separate from all other accounts and funds, with a bank designated by the Owner whose deposits are fully insured by the Federal Deposit Insurance Corporation. Owner shall have the right to deposit additional funds into the account from time to time as it deems necessary or advisable. Such account shall be in name of Creekside Square Apartments, L.P. and is herein referred to as the "Operating Account". The Agent shall reserve in the Operating Account on a monthly basis the amount necessary to pay operating expenses of the Development (as set forth in the annual budget referred to in Subsection 7(a) hereof) for the then-current month. The balance of moneys collected in the Operating Account, if any, shall be deposited by the Agent, at the direction and on behalf of the Owner, into an account in a bank designated by the Owner from time to time (the "Bank"). The transfer of funds by the Agent to the Bank shall be made at such intervals which the Owner may direct.

The Owner hereby authorizes the Agent to request, demand, collect and receive any and all rents or charges which may at any time be or become due to the Owner. In the event of non-payment, the Agent, upon request and on behalf of the Owner, shall prepare a list of all delinquencies and forward the same to the Owner.

The Agent shall prepare on a timely basis all requisitions and vouchers for all rent or carrying charges which may be due to the Owner.

7. FINANCIAL

a. The Agent shall prepare for the Owner's approval an annual budget, including monthly projections of revenues and expenses.

b. The Agent shall maintain a comprehensive system of records, including but not limited to a general ledger, general journal, cash receipt book, monthly rent roll, cash disbursements book, security deposit register, bank reconciliations, payroll books and records, contracts, invoices, tenant files and any other records, files or books required to discharge the Agent's duties according to generally accepted accounting principles.

c. The Agent shall prepare and submit to the Owner a monthly financial statement, balance sheet and, upon the written request of the Owner, a rent roll.

d. The Agent shall maintain any financial records required for the filing of any necessary report to the Owner (or, upon request, its partners) or any applicable federal, state or local governmental agencies.

e. The Agent shall prepare and file all forms, reports, and returns required by law in connection with Unemployment Insurance, Worker's Compensation Insurance, Disability Benefits, Social Security, Payroll Taxes and other similar taxes now in effect or hereinafter imposed.

f. The Agent, acting in its discretion using prudent business judgment, shall disburse on behalf of the Owner to the appropriate parties, regularly and punctually, from the funds collected and deposited in the Operating Account, any amount which has been incurred as an operating expense of the Development.

g. The Agent shall, acting in its discretion using prudent business judgment, procure any services, supplies or insurance required for the operation of the Development.

8. GENERAL

a. The Agent shall have an employee present at the Development during business hours necessary to accommodate the servicing of the needs of the tenants and the Owner.

b. The Agent shall obtain fidelity bonds covering all of its employees in an amount equal to the maximum monthly potential rents of the Development.

c. All actions, performance or undertaking by the Agent pursuant to the provisions of the Agreement shall be done as agent of the Owner.

d. Notwithstanding any provisions contained herein, the Owner shall hold the Agent harmless from legal and other costs if the legal and other costs arise from the Agent's proper performance of its duties under the terms of this Agreement or the Owner's failure to respond to the Agent's proper and timely requests and recommendations.

e. The Agent shall comply fully with the provisions of any federal, state or local law prohibiting discrimination in housing on the basis of race, color, religion, sex, handicap, familial status or national origin.

f. The Agent shall enforce the requirements that applicants and residents certify and re-certify the total income of the household who shall reside in the unit in accordance with the regulations of the LIHTC Program.

g. The Agent will maintain a management office within the Development. The Owner will charge no rental for the same nor shall Agent be charged for heat, light or telephone for the premises occupied as the Agent's management office.

h. The Owner shall be responsible for the overall maintenance at the Development.

i. All fees due and payable to the Agent hereunder are hereby expressly subordinated and made secondary and inferior to (a) all the liens, mortgages, encumbrances, security interests and assignments created under, renewed and extended under or existing under or by virtue of any mortgage encumbering the Development executed by the Owner in favor of any permanent or construction lender ("Lender") (the "Mortgage) and (b) all indebtedness described in and secured by such Mortgage ("Indebtedness").

j. Notwithstanding the terms contained within Section 11 below, in the event of a material default by the Owner under any document evidencing the Indebtedness, Lender may elect, within sixty (60) days after the declaration of such default by Lender, to (i) terminate this Agreement, and upon such election, this Agreement shall be considered terminated without claim by the Agent against either the Owner, Lender or the Development, for any fees, compensation, costs or expenses arising subsequent to the date of such termination, or (ii) to continue this Agreement upon the same terms and conditions contained herein. In the event Lender elects to continue this Agreement, Lender shall retain the ability to elect on a monthly basis, concurrently with each monthly payment to the Agent, to terminate this Agreement.

9. TENANT RELATIONS

The Agent shall be responsible for establishing and maintaining positive tenant management relations at the Development.

10. COMPENSATION

The Agent shall be compensated for its services as follows:

a. The Agent shall be compensated for its services under this Agreement at the rate of 5 percent (5%) of gross collected income.

b. The Agent's compensation will be due and payable on the first day of each month.

11. **TERM OF AGREEMENT**

The initial term of this Agreement shall be in effect for a period of five years beginning on the 1st day of July, 1994.

a. This Agreement may be terminated by the Owner or Agent with cause on ninety (90) days written notice to the other party.

b. In the event that a petition in bankruptcy is filed by or against the Agent, or in the event that the Agent makes an assignment for the benefit of creditors or takes advantage of any insolvency act, the Owner shall have the right to terminate this Agreement immediately.

c. Upon termination, the Agent will submit to the Owner any financial statements required by the Owner. After the Agent has accounted to the Owner with respect to all matters outstanding at the date of termination, the Owner will furnish the Agent security in the form and principal amount satisfactory to the Agent against any obligations or liabilities which the Agent may properly have incurred on behalf of the Owner hereunder.

d. Upon the expiration of the initial five year term of this Agreement, and upon the expiration of any extension period thereto, if any, the term of this Agreement shall automatically be renewed, upon the same terms and conditions contained herein (except for the amount of compensation due hereunder which may be renegotiated upon the expiration of the initial term or any extension term) for an additional five year period unless the Owner shall notify the Agent in writing of termination within ninety (90) days prior to the expiration of the initial term or the then-current extension term if any.

e. Notwithstanding the foregoing, in the event the general partner of the Owner shall be removed in accordance with the terms of the Restated Agreement of Limited Partnership of the Owner, then the successor general partner (or, if applicable, the limited partner) of Owner may terminate this Agreement within ten (10) days following written notice to the Agent.

12. NOTICES

Any notice to the parties to this Agreement shall be conclusively deemed to have been received and to be effective on the date on which it is delivered at the address listed below or, if sent by certified mail, postage prepaid, on the third business day after the day on which it is mailed, addressed to the party at the address listed below:

The Owner: Creekside Square Apartments, L.P.
c/o Davis Properties, L.P.
3755 East 82nd Street
Suite 120
Indianapolis, Indiana 46240
Attention: Michael B. Davis

The Agent: Davis Properties, L.P.
3755 East 82nd Street
Suite 120
Indianapolis, Indiana 46240
Attention: J. Michael McClure

The addresses set forth above may be changed pursuant to notice to the other party given in accordance with this section.

13. APPLICABLE LAW

This Agreement shall be construed in accordance with and governed by the laws of the State of Indiana.

14. SEVERABILITY

In the event any provision of this Agreement shall be held invalid or unforceable by any court of competent jurisdiction, such holding shall not invalidate or render any other provisions hereof unenforceable.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

OWNER

CREEKSIDE SQUARE APARTMENTS, L.P.,
an Indiana limited partnership

By: Davis Properties, Inc.,
an Indiana corporation
in its capacity as general
partner of Owner

By: ______________________
Michael B. Davis
President

AGENT

DAVIS PROPERTIES, L.P.,
an Indiana limited partnership

By: Davis Properties, Inc.,
an Indiana corporation,
in its capacity as general
partner of Agent

By: ______________________
C. Richard Davis
Vice President

EXHIBIT A

Part of the South Half of Section 1, Township 16 North, Range 2 East in Marion County, Indiana, more particularly described as follows:

Commencing at the Northwest corner of the South Half of said Section; thence north 89 degrees 19 minutes 36 seconds East (assumed bearing), along the North line of the South Half of said Section, 186.81 feet to the Point of Beginning; thence continuing along said North line, North 89 degrees 19 minutes 36 seconds East (assumed bearing) 587.88 feet to a 5/8" diameter rebar with a plastic cap stamped "P.I. Cripe, Inc."; thence South 54 degrees 35 minutes 23 seconds East 331.09 feet to a 5/8" diameter rebar with a plastic cap stamped "P.I. Cripe, Inc."; thence North 89 degrees 19 minutes 36 seconds East 247.51 feet to a 5/8" diameter rebar with a plastic cap stamped "P.I. Cripe, Inc."; thence South 00 degrees 00 minutes 00 seconds West 113.38 feet to a 5/8" diameter rebar with a plastic cap stamped "P.I. Cripe, Inc."; thence South 44 degrees 52 minutes 43 seconds East 138.79 feet to a 5/8" diameter rebar with a plastic cap stamped "P.I. Cripe, Inc."; thence South 52 degrees 53 minutes 37 seconds West 721.95 feet to the centerline of Lafayette Road (U.S.R. 52); thence North 37 degrees 06 minutes 23 seconds West 1039.86 feet along said centerline of Lafayette Road (U.S.R. 52) to the point of beginning, containing 11.733 acres, more or less.

AMENDMENT TO THE

MANAGEMENT AGREEMENT OF

CREEKSIDE SQUARE APARTMENTS

THIS AMENDMENT, dated this 20th day of February 1996 between Creekside Square Apartments, L.P., an Indiana limited partnership (the "Owner") and Davis Homes, LLC, an Indiana limited liability company, the successor in interest of Davis Properties, L.P., previously an Indiana limited partnership (the "Agent") is hereby made a part of that certain Management Agreement which was entered into as of the 30th day of June, 1994 between the Owner and Agent.

It is hereby mutually agreed to amend Article 10 by adding subsection c. thereto as follows, and to consider this amendment in full force and effect as of the date that the Management Agreement was originally executed.

> c. In addition to any other compensation payable to Agent, Agent will be paid a monthly fee of $1.75 per unit per month, on the last day of each month, for the express purpose of accounting costs, and such fee shall be considered a project expense to be paid from the Operating Account.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the day and year first above written.

OWNER: CREEKSIDE SQUARE APARTMENTS, L.P.

By: Davis Homes, LLC, its general partner

By: Davis Holding Corporation, in its capacity as managing member

By: [signature]
Michael B. Davis, Vice President

AGENT: DAVIS HOMES, LLC

By: Davis Holding Corporation, its managing member

By: [signature]
Bradley C. Davis, Vice President

Exhibit 6.10

Creekside Square Apartments II, L.P.
Management Agreement

U.S. DEPARTMENT OF HOUSING AND URBAN DEVELOPMENT
INDIANA STATE OFFICE
151 NORTH DELAWARE STREET
INDIANAPOLIS, INDIANA 46204-2526
(317) 226-6303
(317) 226-7308 - FAX

Office of Multifamily Housing

www.hud.gov

February 9, 2001

Ms. Jane Hendrickson
Manager of Properties & Development
Davis Homes, LLC
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Dear Ms. Hendrickson:

SUBJECT: Management Certification
Creekside Square Apartments, Phase II
Indianapolis, Indiana
Project Number: 073-35524

An executed copy of your Management Certification Form (HUD-9839-B) is enclosed. The management fee of 5% has been approved effective January 1, 1998. No special fees have been approved as none were listed in paragraph 4 of attachment 1.

Should you have any questions regarding this matter, you may contact me by **phone** at **(317) 226-6303 ext. 6493** or by **e-mail** at **Jeanette_M._Hatcher@hud.gov**.

Sincerely,

Jenny Hatcher

Jenny Hatcher
Project Manager
Indiana Multifamily Program Center

Management Certification for Multifamily Housing Projects for Identity-of-Interest or Independent Management Agents

U.S. Department of Housing and Urban Development
Office of Housing
Federal Housing Commissioner

OMB Approval No. 2502-0305 (exp. 10/31/97)

Public reporting burden for this collection of information is estimated to average 0.16 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of this collection of information, including suggestions for reducing this burden, to the Reports Management Officer, Office of Information Policies and Systems, U.S. Department of Housing and Urban Development, Washington, D.C. 20410-3600 and to the Office of Management and Budget, Paperwork Reduction Project (2502-0305), Washington, D.C. 20503. Do not send this completed form to either of the above addressees.

Project name: CREEKSIDE SQUARE APARTMENTS, II	FHA project no: 073-35524-PM	Date: JANUARY 1, 1998
City, State: INDIANAPOLIS, INDIANA		Section 8 no.:

Acting on behalf of CREEKSIDE SQUARE APARTMENTS II, L.P. the Project Owner (Owner), and DAVIS HOMES, LLC the Management Agent (Agent), we make the following certifications and agreements to the United States Department of Housing and Urban Development (HUD) regarding management of the above project.

1. We certify that:

a. We will comply with HUD requirements and contract obligations, and agree that no payments will be made to the owner in return for awarding the management contract to the agent, and that such payments will not be made in the future.

b. We have executed or will execute, within 30 days after receiving the approval(s) required by paragraph b below, a Management Agreement for this project The Agreement provides / will provide that the Management Agent will manage the project for the term and fee described below. Changes in the fee will be implemented only in accordance with HUD's requirements

(1) Term of Agreement: 5 YRS 1-1-98

(2) Fees:

(a) 5.0 % of residential income collected;

(b) ______ % of commercial income collected;

(c) ______ % of miscellaneous income collected (This percentage must not exceed the percentage in (2)(a) above).

(d) Special Fees No [X] Yes [ ] If yes, describe in paragraph 4 of Attachment 1.

(3) Calculation of Estimated Yield (See Attachment 1.)

c. We will disburse management fees from project income only after:

(1) We have submitted this Certification to HUD;

(2) HUD has approved the Agent to manage this project; and

(3) HUD has approved the management fee (if required).

d. We understand that no fees may be earned or paid after HUD has terminated the Management Agreement.

e. If HUD notifies me of an excessive management fee, I, the Agent, will within 30 days of HUD's notice either:

(1) Reduce the compensation to an amount HUD determines to be reasonable and

(2) Require the administrator to refund to the project all excessive fees collected, or

(3) Appeal HUD's decision and abide by the results of the appeal process, making any required reductions and refunds within 30 days after the date of this decision letter on the appeal.

f. If HUD holds the residential management fee yield harmless under the transition provisions of Chapter 3, Section 4 of HUD Handbook 4381.5,

(1) We understand that HUD will adjust the management fee percentage each time HUD approves a rent increase.

(2) We agree to be bound by that percentage until the next rent increase or until HUD approves a different fee, pursuant to our request.

2. We will, if the project is subsidized by HUD, select and admit tenants, compute tenant rents and assistance payments, recertify tenants and carry out other subsidy contract administration responsibilities in accordance with HUD Handbook 4350.3 and other HUD instructions.

3. We agree to:

a. Comply with this project's Regulatory Agreement, Mortgage & Mortgage Note, and any Subsidy Contract or Workout / Modification Agreement.

b. Comply with HUD handbooks, notices or other policy directives that relate to the management of the project.

c. Comply with HUD requirements regarding payment and reasonableness of management fees and allocation of management costs between the management fee and the project account.

d. Refrain from purchasing goods or services from entities that have identity-of-interest with us unless the costs are as low as or lower than arms-length, open-market purchases.

4. The Agent agrees to:

a. Assure that all expenses of the project are reasonable and necessary

b. Exert reasonable effort to maximize project income and to take advantage of discounts, rebates and similar money-saving techniques.

c. Obtain contracts, materials, supplies and services, including the preparation of the annual audit, on terms most advantageous to the project.

d. Credit the project with all discounts, rebates or commissions (including any sales or property tax relief granted by the State or local government) received.

e. Obtain the necessary verbal or written cost estimates and document the reasons for accepting other than the lowest bid.

f. Maintain copies of such documentation and make such documentation available for your inspection during normal business hours.

g. Invest project funds that HUD policies require to be invested and take reasonable effort to invest other project funds unless the owner specifically directs the Agent not to invest those other funds.

5. We certify that the types of insurance policies checked below are in force and will be maintained to the best of our ability at all times. Fidelity bonds and hazard insurance policies will name HUD as an additional payee in the event of loss. Note: For any box not checked, attach an explanation as to why you cannot obtain that type of insurance. Such situations should be extremely rare.

a. [X] Fidelity bond or employee dishonesty coverage for

(1) all principals of the Agent and;

(2) all persons who participate directly or indirectly in the management and maintenance of the project and its assets, accounts and records. Coverage will be at least equal to the project's gross potential income for two (2) months.

b. [ ] Hazard insurance coverage in an amount required by the project's Mortgage.

c. [ ] Public liability coverage with the Agent designated as one of the insured.

6. The Agent agrees to:

a. Furnish a response to HUD's management review reports, physical inspection reports and written inquiries regarding the project's annual financial statements or monthly accounting reports within 30 days after receipt of the report or inquiry.

b. Establish and maintain the project's accounts, books and records in accordance with:

(1) HUD's administrative requirements;

(2) generally accepted accounting principles; and

(3) in a condition that will facilitate audit.

7. We agree that:

a. All records related to the operation of the project, regardless of where they are housed, shall be considered the property of the project.

b. HUD, the General Accounting Office (GAO), and those agencies' representatives may inspect:

(1) any records which relate to the project's purchase of goods or services.

(2) the records of the Owner and the Agent, and

(3) the records of companies having an identity-of-interest with the owner and the agent.

identity-of-interest individual or business for the provision of goods or services to the project: "Upon request of HUD or (name of owner or Agent), (name of contractor or supplier) will make available to HUD, at a reasonable time and place, its records and records of identity-of-interest companies which relate to goods and services charged to the project. Records and information will be sufficient to permit HUD to determine the services performed, the dates the services were performed, the location at which the services were performed, the time consumed in providing the services, the charges made for materials, and the per-unit and total charges levied for said services." The owner agrees to request such records within seven (7) days of receipt of HUD's request to do so.

8. We certify that any Management Agreement does not contain the type of "hold harmless" clause prohibited by HUD.

9. We agree to include the following provisions in the Management Agreement and to be bound by them:

a. HUD has the right to terminate the Management Agreement for failure to comply with the provisions of this Certification, or other good cause, thirty days after HUD has mailed the owner a written notice of its desire to terminate the Management Agreement.

b. In the event of a default under the Mortgage, Note or Regulatory Agreement, HUD has the right to terminate the Management Agreement immediately upon HUD's issuance of a notice of termination to the Owner and Agent.

c. If HUD exercises this right of termination, I, the Owner, agree to promptly make arrangements for providing management that is satisfactory to HUD.

d. If there is a conflict between the Management Agreement & HUD's rights and requirements, HUD's rights & requirements will prevail.

e. If the Management Agreement is terminated I, the Agent, will give to the Owner all of the project's cash, trust accounts investments and records within thirty (30) days of the date the Management Agreement is terminated.

10. I, the Owner, agree to submit a new Management Certification to HUD before taking any of the following actions:

a. Authorizing the agent to collect a fee different from the percentages fees and any special fees specified in Paragraph 1 of this Certification.

b. Changing the expiration date of the Management Agreement.

c. Renewing the Management Agreement.

d. Permitting a new Agent to operate the project.

e. Permitting a new Agent to collect a fee.

f. Undertaking self-management of the project.

11. We agree to:

a. Comply with all Federal state, or local laws prohibiting discrimination against any persons on grounds of race, color, creed, familial status, handicap, sex or national origin, including Title VI of the Civil Rights Act of 1964, Fair Housing Act, Executive Order 11063 and all regulations implementing those laws;

b. When the head or spouse is otherwise eligible, give families with children equal consideration for admission.

c. Give handicapped persons priority for subsidized units that were built and equipped specifically for the handicapped.

d. If the project receives any form of direct Federal financial assistance, comply with the provisions of Section 504 of the Rehabilitation Act of 1973, as amended, the Age Discrimination Act of 1975 and all regulations and administrative instructions implementing these laws. The Agent understands that these laws and regulations prohibit discrimination against applicants or tenants who are handicapped or of a certain age.

e. Furnish HUD's Office of Fair Housing and Equal Opportunity any reports and information required to monitor the project's compliance with HUD's fair housing and affirmative marketing requirements (including HUD Form 949, if applicable),

f. Not discriminate against any employee, applicant for employment or contractor because of race, color, handicap, religion, sex or national origin.

g. Provide minorities, women and socially and economically disadvantaged firms equal opportunity to participate in the project's procurement and contracting activities.

h. If the project receives any form of direct Federal financial assistance, comply with Section 3 of the Housing and Urban Development Act of 1968 and its implementing regulations. I, the Agent, understand that this law and the regulations require the project to make training, employment and contracting opportunities available, to the greatest extent feasible, to lower-income project area residents and small businesses.

Previous editions are obsolete

12. We certify that we have read and understand HUD's definition of "identity-of-interest" and that the statement(s) checked and information entered below are true. (Check box a or boxes b and / or c.)

a. ☒ No identity-of-interest exists among the Owner, the Agent and any individuals or companies that regularly do business with the project.

b. ☒ Only individuals and companies listed in Section 11a of the Management Entity Profile have an identity-of-interest with the Agent.

c. ☐ Only the individuals and companies listed below have an identity-of-interest with the Owner. (Show the name of the individual or company; list the services rendered; and describe the nature of the identity-of-interest relationship. Attach additional sheets, if necessary.)

13. I, the Agent, certify & agree:

a. that the Management Entity Profile, dated 12/31/96 is accurate and current as of the date of this Certification.

b. To submit an updated profile whenever there is a significant change in the organization or operations of the Management Entity.

14. The items checked below are attached;

- ☐ Attachment 1—Calculation of Est. Yields from Proposed Mgt Fees
- ☐ New Management Entity Profile
- ☒ Updated Management Entity Profile
- ☐ Other (Specify)__________

Warnings:

There are fines and imprisonment—$10,000/5years—for anyone who makes false, fictitious, or fraudulent statements or entries in any matter within the jurisdiction of the Federal Government (18 U.S.C 1001).

There are fines and imprisonment—$250,000/5years—for anyone who misuses rents & proceeds in violation of HUD regulations relative to this project. This applies when the mortgage note is in default or when the project is in a nonsurplus cash position (12 U.S.C 1715z-9).

HUD may seek a "double damages" civil remedy for the use of assets or income in violation of any Regulatory Agreement or any applicable HUD regulations (12 U.S.C 1715z-4a).

HUD may seek additional civil money penalties to be paid by the mortgagor through personal funds for:

(1) Violation of an agreement with HUD to to use nonproject funds for certain specified purposes as a condition of receiving transfers of physical assets, flexible subsidy loan, capital improvement loan, modification of mortgage terms or workout. The penalties could be as much as the HUD Secretary's loss at foreclosure sale or sale after foreclosure.

(2) Certain specific violations of the Regulatory Agreement, the penalties could be as much as $25,000 per occurrence (12 U.S.C 1735f-15).

By Project Owner: Name, title, signature, date:

[signature] 12/06/00

By Management Agent: Name, title, signature, date:

[signature] 12/06/00

form HUD-9839-B (03/29/96)
ref. Handbook 4381.5 & 4571.4

Exhibit 6.11

Hanna Village Apartments, L.P.
Management Agreement

MANAGEMENT AGREEMENT

This Management Agreement ("Agreement"), dated as of this 1st day of May, 1992 between Hanna Village Apartments, L.P., an Indiana limited partnership, hereinafter referred to as the "Owner", and Davis Properties, L.P., an Indiana limited partnership, hereinafter referred to as the "Agent".

The Owner hereby appoints the Agent, and the Agent hereby accepts appointment, on the terms and conditions hereinafter provided, as exclusive management agent of the development known as Hanna Village Apartments, located at approximately 309 East Hanna Avenue, in the City of Indianapolis, County of Marion, State of Indiana (the "Development").

1. LOW INCOME HOUSING TAX CREDIT PROGRAM

The Agent understands that the Owner is operating under the Low Income Housing Tax Credit Program ("LITC Program"). In performing its duties under this Agreement, the Agent agrees to comply in all material respects with all pertinent requirements of Section 42 of the Internal Revenue Code of 1986, as amended, including but not limited to the income and occupancy restrictions regarding qualified low income tenants. In addition, the Agent agrees to maintain and operate the Development in accordance with the provisions of the Declaration of Extended Low Income Housing Commitment from the Owner to the Indiana Housing Finance Authority ("IHFA") and applicable rules and regulations issued by IHFA.

2. MANAGEMENT OF THE DEVELOPMENT

The Agent shall manage and maintain the Development in a manner consistent with the standard of management utilized in managing similar developments of comparable size in Marion County, Indiana. The Agent shall make available to the Owner the full benefit of its experience and judgment in the operations of quality real estate properties.

3. MARKETING

The Agent will carry out or cause to be carried out by itself or by a marketing company approved by Owner the marketing activities reasonably necessary to maintain high occupancy so that the Development may be operated profitably, observing all requirements of the LITC Program.

4. RESIDENT SELECTION, ORIENTATION AND ASSIGNMENT

a. All prospective residents shall be certified by the Agent to meet the requirements of the LITC Program. The Agent will counsel all prospective residents regarding rental requirements and rules and regulations governing occupancy of the Development and services available to its residents. The Agent will conduct appropriate investigations to assure that all prospective residents meet the requirements of the LITC Program; provided however that Agent shall not be liable to Owner for any losses or liabilities (including without limitation the loss of tax credits issued to the Owner under the LITC Program) arising from or relating to any misrepresentations of information by prospective or existing residents of the Development.

b. The Agent will prepare all dwelling leases, and will execute the same in its name, identified therein as the agent for the Owner. The terms of all residential leases will comply with the pertinent provisions of the LITC Program, the tenancy laws of the State of Indiana and standard real estate management practices.

c. The Agent will collect, deposit and disburse security deposits, if required, in accordance with the terms of each tenant's lease and the tenancy laws of the State of Indiana, including the Indiana Security Deposits Statute, Section 32-7-5-1, et seq.

d. The Agent will negotiate any necessary commercial leases and concessions agreements, and will execute the same in its name, identified therein as the agent for the Owner, subject to the Owner's prior approval of all material terms and conditions.

e. The Agent shall coordinate the plans of tenants for moving their personal property in and out of the Development, with a view towards scheduling such movements so as to cause a minimum of loss of income to the Owner and the Development.

f. The Agent shall maintain complete tenant files at the Development site and provide authorized representatives of the Owner with access to all tenant records. The Agent shall not disclose any tenant file information to any other person or persons without the Owner's prior approval and proper legal authority.

5. ENFORCEMENT OF LEASES

The Agent will be responsible for enforcing tenant compliance with the terms and conditions of the tenant's lease and/or any written rules, regulation and/or notices as may be promulgated from time to time.

In the event that legal action may be required to enforce any of the terms and conditions of the tenants' leases and/or such rules, regulations and/or notices, the Agent shall prepare any documentation necessary to resolve such legal action and forward the same to the Owner. The Agent shall cooperate with the Owner in all ways reasonably necessary to resolve any potential or actual legal actions.

6. **COLLECTION OF RENTS AND OTHER RECEIPTS**

The Agent will collect when due all rents, charges and other amounts receivable on the Owner's account in connection with the management and operation of the Development. Such receipts (except for tenant's security deposits which will be handled as specified in Subsection 4(c) above) will be deposited in an account, separate from all other accounts and funds, with a bank designated by the Owner whose deposits are fully insured by the Federal Deposit Insurance Corporation. Owner shall have the right to deposit additional funds into the account from time to time as it deems necessary or advisable. Such account shall be in name of Hanna Village Apartments, L.P. and is herein referred to as the "Operating Account." The Agent shall reserve in the Operating Account on a monthly basis the amount necessary to pay operating expenses of the Development (as set forth in the annual budget referred to in Subsection 7(a) hereof) for the then-current month. The balance of moneys collected in the Operating Account, if any, shall be deposited by the Agent, at the direction and on behalf of the Owner, into an account in a bank designated by the Owner from time to time (the "Bank"). The transfer of funds by the Agent to the Bank shall be made at such intervals which the Owner may direct.

The Owner hereby authorizes the Agent to request, demand, collect and receive any and all rents or charges which may at any time be or become due to the Owner. In the event of non-payment, the Agent, upon request and on behalf of the Owner, shall prepare a list of all delinquencies and forward the same to the Owner.

The Agent shall prepare on a timely basis all requisitions and vouchers for all rent or carrying charges which may be due to the Owner.

7. **FINANCIAL**

a. The Agent shall prepare for the Owner's approval an annual budget, including monthly projections of revenues and expenses.

b. The Agent shall maintain a comprehensive system of records, including but not limited to a general ledger, general journal, cash receipt book, monthly rent roll, cash disbursements book, security deposit register, bank reconciliations, payroll books and records, contracts, invoices, tenant files and any other records, files or books required to discharge the Agent's duties according to generally accepted accounting principles.

c. The Agent shall prepare and submit to the Owner a monthly financial statement, balance sheet and, upon the written request of the Owner, a rent roll.

d. The Agent shall maintain any financial records required for the filing of any necessary reports to the Owner (or, upon request, its partners) or any applicable federal, state or local governmental agencies.

e. The Agent shall prepare and file all forms, reports, and returns required by law in connection with Unemployment Insurance, Worker's Compensation Insurance, Disability Benefits, Social Security, Payroll Taxes and other similar taxes now in effect or hereinafter imposed.

f. The Agent, acting in its discretion using prudent business judgment, shall disburse on behalf of the Owner to the appropriate parties, regularly and punctually, from the funds collected and deposited in the Operating Account, any amount which has been incurred as an operating expense of the Development.

g. The Agent shall, acting in its discretion using prudent business judgment, procure any services, supplies or insurances required for the operation of the Development.

8. **GENERAL**

a. The Agent shall have an employee present at the Development during business hours necessary to accommodate the servicing of the needs of the tenants and the Owner.

b. The Agent shall obtain fidelity bonds covering all of its employees in an amount equal to the maximum monthly potential rents of the Development.

c. All actions, performance or undertaking by the Agent pursuant to the provisions of this Agreement shall be done as agent of the Owner.

d. Notwithstanding any provisions contained herein, the Owner shall hold the Agent harmless from legal and other costs if the legal and other costs arise from the Agent's proper performance of its duties under the terms of this Agreement or the Owner's failure to respond to the Agent's proper and timely requests and recommendations.

e. The Agent shall comply fully with the provisions of any federal, state or local law prohibiting discrimination in housing on the basis of race, color, creed, sex or national origin.

f. The Agent shall enforce the requirements that applicants and residents certify and re-certify the total income of the family in accordance with the regulations for the LITC Program.

g. The Agent will maintain a management office within the Development. The Owner will charge no rental for the same nor shall Agent be charged for heat, light or telephone for the premises occupied as the Agent's management office.

h. The Owner shall be responsible for the overall maintenance at the Development.

i. All fees due and payable to the Agent hereunder are hereby expressly subordinated and made secondary and inferior to (a) all the liens, mortgages, encumbrances, security interests and assignments created under, renewed and extended under or existing under or by virtue of any mortgage encumbering the Development executed by the Owner in favor of any permanent or construction lender ("Lender") (the "Mortgage") and (b) all indebtedness described in and secured by such Mortgage ("Indebtedness").

j. Notwithstanding the terms contained within Section 11 below, in the event of a material default by the Owner under any document evidencing the Indebtedness, Lender may elect, within sixty (60) days after the declaration of such default by Lender, to (i) terminate this Agreement, and upon such election, this Agreement shall be considered terminated without claim by the Agent against either the Owner, Lender or the Development, for any fees, compensation, costs or expenses arising subsequent to the date of such termination, or (ii) to continue this Agreement upon the same terms and conditions contained herein. In the event Lender elects to continue this Agreement, Lender shall retain the ability to elect on a monthly basis, concurrently with each monthly payment to the Agent, to terminate this Agreement.

9. TENANT RELATIONS

The Agent shall be responsible for establishing and maintaining positive tenant management relations at the Development.

10. COMPENSATION

The Agent shall be compensated for its services as follows:

a. The Agent shall be compensated for its services under this Agreement at the rate of 5 percent (5%) of gross collected income.

b. The Agent's compensation will be due and payable on the first day of each month.

11. TERM OF AGREEMENT

The initial term of this Agreement shall be in effect for a period of five years beginning on the 30th day of April, 1992 subject to the following conditions:

a. This Agreement may be terminated by the Owner or Agent with cause on ninety (90) days written notice to the other party.

b. In the event that a petition in bankruptcy is filed by or against the Agent, or in the event that the Agent makes an assignment for the benefit of creditors or takes advantage of any insolvency act, the Owner shall have the right to terminate this Agreement immediately.

c. Upon termination, the Agent will submit to the Owner any financial statements required by the Owner. After the Agent has accounted to the Owner with respect to all matters outstanding at the date of termination, the Owner will furnish the Agent

security in the form and principal amount satisfactory to the Agent against any obligations or liabilities which the Agent may properly have incurred on behalf of the Owner hereunder.

d. Upon the expiration of the initial five year term of this Agreement, and upon the expiration of any extension period thereto, if any, the term of this Agreement shall automatically be renewed, upon the same terms and conditions contained herein (except for the amount of compensation due hereunder which may be renegotiated upon the expiration of the initial term or any extension term) for an additional five year period unless the Owner shall notify the Agent in writing of termination within ninety (90) days prior to the expiration of the initial term or the then-current extension term if any.

12. **NOTICES**

Any notice to the parties to this Agreement shall be conclusively deemed to have been received and to be effective on the date on which it is delivered at the address listed below or, if sent by certified mail, postage prepaid, on the third business day after the day on which it is mailed, addressed to the party at the address listed below:

The Owner: Hanna Village Apartments, L.P.
c/o Davis Properties, L.P.
8200 Haverstick Road
Suite 250
Indianapolis, IN 46240
Attention: Michael B. Davis

The Agent: Davis Properties, L.P.
8200 Haverstick Road
Suite 250
Indianapolis, IN 46240
Attention: J. Michael McClure

The addresses set forth above may be changed pursuant to notice to the other party given in accordance with this section.

13. **APPLICABLE LAW**

This Agreement shall be construed in accordance with and governed by the laws of the State of Indiana.

14. **SEVERABILITY**

In the event any provision of this Agreement shall be held invalid or unforceable by any court of competent jurisdiction, such holding shall not invalidate or render any other provisions hereof unenforceable.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

OWNER

HANNA VILLAGE APARTMENTS, L.P.,
an Indiana limited partnership

By: Davis Properties, Inc.,
an Indiana corporation
in its capacity as general
partner of Owner

By: ______________________
Michael B. Davis
President

AGENT

Davis Properties, L.P.,
an Indiana limited partnership

By: Davis Properties, Inc.,
an Indiana corporation,
in its capacity as general
partner of Agent

By: ______________________
C. Richard Davis
Vice President

Exhibit 6.12

Harrison Park Apartments
Management Agreement

MANAGEMENT AGREEMENT

This Management Agreement (the "Agreement"), dated as of this 17th day of May, 2000 between Fort Harrison Housing, L.P., an Indiana limited partnership, hereinafter referred to as the "Owner", and Davis Homes, LLC, an Indiana limited liability company, hereinafter referred to as the "Agent".

The Owner hereby appoints the Agent and the Agent hereby accepts appointment, on the terms and conditions hereinafter provided, as exclusive management agent of the development known as Harrison Place, located at approximately the 5800 block of Lee Road, in the City of Indianapolis, County of Marion, State of Indiana (the "Development").

1. Management of the Development.

The Agent understands the Development is being financed under the 221(d)(4) Mortgage Insurance Program as administered by the United States Department of Housing and Urban Development. In performing its duties under this Agreement, the Agent agrees to comply in all material respects with all pertinent requirements of the 221(d)(4) program.
[HUD Program]

The Agent shall manage and maintain the Development in a manner consistent with the standard of management utilized in managing similar developments of comparable size in Marion County, Indiana. The Agent shall make available to the Owner the full benefit of its experience and judgment in the operations of quality real estate properties.

2. Marketing.

The Agent will carry out or cause to be carried out by itself or by a marketing company approved by Owner, the marketing activities reasonably necessary to maintain high occupancy so that the Development may operate profitably, observing all requirements of the 221(d)(4) Program.

3. Resident Selection, Orientation and Assignment.

a. All prospective residents shall be certified by the Agent to meet the requirements of the general leasing requirements of the Owner. The Agent will counsel all prospective residents regarding rental requirements, rules and regulations governing occupancy of the Development and services available to the residents. The Agent will conduct appropriate investigations to assure that all prospective residents meet the requirements' provided however, that Agent shall not be liable to Owner for any losses or liabilities arising from or relating to any misrepresentations of information by prospective or existing residents of the Development.

b. The Agent will prepare all dwelling leases, and will execute the same in its name, identified therein as the agent for the Owner. The terms of all residential leases will comply with the tenancy laws of the State of Indiana and standard real estate management practices.

c. The Agent will collect, deposit and disburse security deposits, if required, in accordance with the terms of each tenant's lease and the tenancy laws of the State of Indiana, including the Indiana Security Deposits Statute, Section 32-7-5-1.

All funds collected as security deposits shall not exceed one (1) months rent and shall be kept separate and apart from all other funds of the Development in a trust account, the amount of which shall at all times equal or exceed the aggregate of all outstanding obligations under said account. [HUD Program]

d. The Agent will negotiate any necessary commercial leases and concessions agreements, and will execute the same in its name, identified therein as the agent for Owner, subject to the Owner's prior approval of all material terms and conditions.

e. The Agent shall coordinate the plans of tenants for moving their personal property in and out of the Development, with a view towards scheduling such movements so as to cause a minimum of loss of income to the Owner and the Development.

f. The Agent shall maintain complete tenant files at the Development site and provide authorized representatives of the Owner with access to all tenant records. The Agent shall not disclose any tenant file information to any other person or persons without the Owner's prior approval and proper legal authority.

4. <u>Enforcement of Leases.</u>

The Agent will be responsible for enforcing tenant compliance with the terms and conditions of the tenant's lease and/or any written rules, regulations and/or notices as may be promulgated from time to time.

In the event that legal action may be required to enforce any of the terms and conditions of the tenant's leases and/or such rules, regulations and/or notices, the Agent shall prepare any documentation necessary to resolve such legal action and forward the same to the Owner. The Agent shall cooperate with the Owner in all ways reasonably necessary to resolve any potential or actual legal actions.

5. <u>Collection of Rents and Other Receipts.</u>

The Agent will collect when due all rents, charges and other amounts receivable on the Owner's account in connection with the management and operation of the Development. Such receipts (except for tenant's security deposits which will be handled as specified in Subsection 3(c) above), will be deposited in an account, separate from all other accounts and funds, with a bank designated by the Owner whose deposits are fully insured by the Federal Deposit Insurance Corporation. Owner shall have the right to deposit additional funds into the account from time to time as it deems necessary or advisable. Such account shall be in the name of Fort Harrison Housing, L.P. and is herein referred to as the "Operating Account". The Agent shall reserve in the Operating Account on a monthly basis the amount necessary to pay operating expenses of the Development (as set forth in the annual budget referred to in Subsection 6(a) hereof) for the then current month. The balance of the moneys collected in the Operating Account, if any shall be deposited by the Agent, at the direction and on behalf of the Owner, into an account in a bank designated by the Owner from time to time (the "Bank"). The transfer of funds by the Agent to the Bank shall be made at such intervals which the Owner may direct.

The Owner hereby authorizes the Agent to request, demand, collect and receive any and all rents or charges which may at any time be or become due to the Owner. In the event of non-payment, the Agent, upon request and on behalf of the Owner, shall prepare a list of all delinquencies and forward the same to the Owner.

The Agent shall prepare on a timely basis all requisitions and vouchers for all rent or carry charges which may be due to the Owner.

6. <u>Financial.</u>

a. The Agent shall prepare for the Owner's approval an annual budget, including monthly projections of revenues and expenses.

b. The Agent shall maintain a comprehensive system of records, including but not limited to a general ledger, general journal, cash receipt book, monthly rent roll, cash disbursements book, security deposit register, bank reconciliations, payroll books and records, contracts, invoices, tenant files and any other records, files or books required to discharge the Agent's duties according to general acceptable accounting principles.

c. The Agent shall prepare and submit to the Owner a monthly financial statement, balance sheet and upon written request of the Owner, a rent roll.

d. The Agent shall maintain any financial records required for the filing of any necessary report to the Owner (or upon request, its partners) or any applicable federal, state or local government agencies.

e. The Agent shall prepare and file all forms, reports, and returns required by law in connection with Unemployment Insurance, Worker's Compensation Insurance, Disability Benefits, Social Security, Payroll Taxes and other similar taxes now in effect or hereinafter imposed.

f. The Agent, acting in its discretion using prudent business judgment, shall disburse on behalf of the Owner to the appropriate parties, regularly and punctually, from the funds collected and deposited in the Operating Account, any amount which has been incurred as an operating expense of the Development.

g. The Agent shall, acting in its discretion using prudent business judgment, procure any services, supplies or insurance required for the operation of the Development.

7. <u>General.</u>

a. The Agent shall have an employee present at the Development during business hours necessary to accommodate the servicing of the needs of the residents and Owner.

b. The Agent shall obtain fidelity bonds covering all of its employees in an amount equal to the maximum monthly potential rents of the Development.

c. All actions, performance or undertaking by the Agent pursuant to the provisions of the Agreement shall be done as agent of the Owner.

d. Notwithstanding any provision contained herein, the Owner shall hold the Agent harmless from legal and other costs if the legal and other costs arise from the Agent's proper performance of its duties under the terms of this Agreement or the Owner's failure to respond to the Agent's proper and timely requests and recommendations.

e. The Agent shall comply fully with the provisions of any federal, state or local law prohibiting discrimination in housing based on the race, color, religion, sex, handicap, familial status or national origin.

f. The Agent will maintain a management office within the development. The Owner will charge no rent for the same nor shall the Agent be charged for heat, light or telephone for the premises occupied as the Agent's management office.

g. The Owner shall be responsible for the overall maintenance at the Development.

h. All fees due and payable to the Agent hereunder are hereby expressly subordinated and made secondary and inferior to (a) all liens, mortgages, encumbrances, security interests and assignments created under, renewed and extended under or existing under or by virtue of any mortgage encumbering the Development executed by the Owner in favor of any permanent or construction lender ("Lender") (the "Mortgage") and (b) all indebtedness described in and secured by such Mortgage ("Indebtedness"). [HUD Program]

i. Notwithstanding the terms contained within Section 10 below, in the event of a material default by the Owner under any document evidencing the Indebtedness, this Agreement shall be subject to termination without penalty upon written request of the Secretary of the United States Department of Housing and Urban Development ("Secretary").

Upon such request, Owner shall immediately arrange the termination of this Agreement within a period of not more than thirty (30) days and shall make arrangements satisfactory to the Secretary for continuing proper management of the Development.

Further, if such request is made, this Agreement shall be considered terminated without claim by the Agent against either the Owner, Secretary or the Development, for any fees, compensation, costs or expenses arising subsequent to the date of such termination. In the event Secretary elects to continue the Agreement, Secretary shall retain the ability to elect on a monthly basis, concurrently with each monthly payment to Agent, to terminate this Agreement. [HUD Program]

8. Tenant Relations.

The Agent shall be responsible for establishing and maintaining positive tenant relations at the Development.

9. Compensation.

The Agent shall be compensated for its services as follows:

a. The Agent shall be compensated for its services under this Agreement at a rate of three percent (3%) of gross collected income.

b. The Agents compensation will be due and payable on the first day of each month.

10. Term of Agreement.

The initial term of this Agreement shall be in effect for a period of five (5) years beginning on the ____ day of ______________, 2000.

a. This Agreement may be terminated by the Owner or Agent with cause on ninety (90) days written notice to the other party.

b. In the event that a petition in bankruptcy is filed by or against the Agent, or in the event that the Agent makes an assignment for the benefit of creditors or takes advantage of any insolvency act, the Owner shall have the right to terminate this Agreement immediately.

c. Upon termination, the Agent will submit to the Owner any financial statements required by the Owner. After the Agent has accounted to the Owner with respect to all matters outstanding at the date of termination, the Owner will furnish the Agent security in the form and principal amount satisfactory to the Agent against any obligations or liabilities which the Agent may properly have incurred on behalf of the Owner hereunder.

d. Upon the expiration of the initial five (5) year term of this Agreement, and upon the expiration of any extension period thereto, if any, the term of this Agreement shall automatically be renewed, upon the same terms and conditions contained herein (except for the amount of compensation due hereunder which may be renegotiated upon the expiration of the initial term or any extension term [so long as the compensation agreed upon does not exceed the compensation allowed under the 221(d)(4) HUD Program]) for an additional five (5) year period unless the Owner shall notify the Agent in writing of the termination within ninety (90) days prior to the expiration of the initial term or the then-current extension term if any.

e. Notwithstanding the foregoing, in the event the general partner of the Owner shall be removed in accordance with the terms of the Restated Agreement of Limited Partnership of the Owner, then the successor general partner (or, if applicable, the limited partner) of Owner may terminate this Agreement within ten (10) days following written notice to Agent.

11. Notices.

Any notice to the parties of this Agreement shall be conclusively deemed to have been received and to be effective on the date on which it is delivered at the address listed below or, if sent by certified mail, postage prepaid, on the third business day after the date on which it was mailed, addressed to the party at the address listed below:

The Owner: Fort Harrison Housing, L.P.
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
Attention: Bradley C. Davis

The Agent: Davis Homes, LLC
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
Attention: Jane Hendrickson

The addresses set forth above may be changed pursuant to notice to the other party given in accordance with this Section.

12. Applicable Law.

This Agreement shall be construed in accordance with and governed by the laws of the State of Indiana.

13. Severability.

In the event any provision of this Agreement shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not invalidate or render any other provisions hereof unenforceable.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement the day and year first above written.

Owner: FORT HARRISON HOUSING, L.P., an Indiana limited partnership

By: FORT HARRISON HOUSING, INC. an Indiana corporation, its general partner

By: [signature]
Bradley C. Davis, President

Agent: DAVIS HOMES, LLC, an Indiana limited liability company

By: DAVIS HOLDING CORPORATION, its managing member

By: [signature]
Bradley C. Davis, Vice President

Exhibit 6.13

Walnut Manor Apartments
Management Agreement

Project Owner's & Management Agent's Certification for Multifamily Housing Projects for Identity of Interest or Independent Management Agents

U.S. Department of Housing and Urban Development
Office of Housing
Federal Housing Commissioner

OMB Approval No. 2502-0305 (exp. 10/31/97)

Public reporting burden for this collection of information is estimated to average 0.75 hours per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. Send comments regarding this burden estimate or any other aspect of this collection of information, including suggestions for reducing this burden, to the Reports Management Officer, Office of Information Policies and Systems, U.S. Department of Housing and Urban Development, Washington, D.C. 20410-3600 and to the Office of Management and Budget, Paperwork Reduction Project (2502-0305), Washington, D.C. 20503. Do not send this completed form to either of the above addresses.

Project Name: Walnut Manor Apartments	FHA project no: 073-11173	Date: July 28, 2000
City, State: Muncie, Indiana		Section 8 no:

Acting on behalf of Walnut Manor Apartments, L.P., the Project Owner (Owner), and Davis Homes, LLC, the Management Agent (Agent), we make the following certifications and agreements to the United States Department of Housing and Urban Development (HUD) regarding management of the above project.

1. We certify that:
   a. We will comply with HUD requirements and contract obligations, and agree that no payments will be made to the owner in return for awarding the management contract to the agent, and that such payments will not be made in the future.
   b. We have executed or will execute, within 30 days after receiving the approval(s) required by paragraph b below, a Management Agreement for this project. The Agreement provides/will provide that the Management Agent will manage the project for the term and fee described below. Changes in the fee will be implemented only in accordance with HUD's requirements.
      (1) Term of Agreement: 5 YRS 7/29/00 - 7/28/05
      (2) Fees:
         (a) 5 % of residential income collected;
         (b) 0 % of commercial income collected;
         (c) 5 % of miscellaneous income collected. (This percentage must not exceed the percentage of (2)(a) above).
         (d) Special Fees No [X] Yes [ ] If yes, describe in paragraph 4 of Attachment 1.
      (3) Calculation of Estimated Yield (See Attachment 1.)
   c. We will disburse management fees from project income only after:
      (1) We have submitted this Certification to HUD;
      (2) HUD has approved the Agent to manage this project; and
      (3) HUD has approved the management fee (if required).
   d. We understand that no fees may be earned or paid after HUD has terminated the Management Agreement.
   e. If HUD notifies me of an excessive management fee, I, the Agent, will within 30 days of HUD's notice either:
      (1) Reduce the compensation to an amount HUD determines to be reasonable and
      (2) Require the administrator to refund to the project all excessive fees collected, or
      (3) Appeal HUD's decision and abide by the results of the appeal process, making any required reductions and refunds within 30 days after the date of this decision letter on the appeal.
   f. If HUD holds the residential management fee yield harmless under the transition provisions of Chapter 3, Section 4 of HUD Handbook 4381.5,
      (1) We understand that HUD will adjust the management fee percentage each time HUD approves a rent increase.
      (2) We agree to be bound by that percentage until the next rent increase or until HUD approves a different fee, pursuant to our request.
2. We will, if the project is subsidized by HUD, select and admit tenants, compute tenant rents and assistance payment, recertify tenants and carry out other subsidy contract administration responsibilities in accordance with HUD Handbook 4350.3 and other HUD instructions.
3. We agree to:
   a. Comply with this project's Regulatory Agreement, Mortgage & Mortgage Note, and any Subsidy Contract or Workout/Modification Agreement.
   b. Comply with HUD Handbooks, notices or other policy directives that relate to the management of the project.
   c. Comply with HUD requirements regarding payment and reasonableness of management fees and allocation of management costs between the management fee and the project account
   d. Refrain from purchasing goods or services from entities that have identity-of-interest with us unless the costs are as low or lower than arms-length, open-market purchases.
4. The Agent agrees to:
   a. Assure that all expenses of the project are reasonable and necessary.
   b. Exert reasonable effort to maximize project income and to take advantage of discounts, rebates and similar money-savings techniques.
   c. Obtain contracts, materials, supplies and services, including the preparation of the annual audit, on terms most advantageous to the project.
   d. Credit the project with all discounts, rebates or commissions (including any sales or property tax relief granted by the State or local government) received.
   e. Obtain the necessary verbal or written cost estimates and document the reasons for accepting other than the lowest bid.
   f. Maintain copies of such documentation and make such documentation available for your inspection during normal business hours.
   g. Invest project funds that HUD policies require to be invested and take reasonable effort to invest other project funds unless the owner specifically directs the Agent not to invest those other funds.
5. We certify that the types of insurance policies checked below are in force and will be maintained to the best of our ability at all times. Fidelity bonds and hazard insurance policies will name HUD as an additional payee in the event of loss. Note: For any box not checked, attach an explanation as to why you cannot obtain that type of insurance. Such situations should be extremely rare.
   a. [x] Fidelity bond or employee dishonesty coverage for
      (1) all principals of the Agent and;
      (2) all persons who participate directly or indirectly in the management and maintenance of the project and its assets, accounts and records. Coverage will be at least equal to the project's gross potential income for two (2) months.
   b. [x] Hazard insurance coverage in an amount required by the project's Mortgage
   c. [x] Public liability coverage with the Agent designated as one of the insured.
6. The Agent agrees to:
   a. Furnish a response to HUD's management review reports, physical inspection reports and written inquiries regarding the project's annual financial statements or monthly accounting reports within 30 days after receipt of the report or inquiries.
   b. Establish and maintain the project's accounts, books and records in accordance with:
      (1) HUD's administrative requirements;
      (2) generally accepted accounting principals; and
      (3) in a condition that will facilitate audit.
7. We agree that:
   a. All records related to the operation of the project, regardless of where they are housed, shall be considered property of the project.
   b. HUD, the General Accounting Office (GAO), and those agencies' representatives may inspect:
      (1) any records which relate to the project's purchase of goods or services.
      (2) the records of the Owner and Agent, and
      (3) the records of companies having an identity-of-interest with the owner and the agent

:. The following clause will be included in any contr   tered into with an dentity-of-interest individual or business for the provisions ___ goods or services o the project: "Upon request of HUD or (name of owner of Agent), (name of contractor or supplier) will make available to HUD, at a reasonable time and place, its records and records of identity-of-interest companies which relate to goods and services charged to the project. Records and information will be sufficient to permit HUD to determine the services performed, the dates the services were performed, the location at which the services were performed, the time consumed in providing the services, the charges made for materials, and the per-unit and total charges levied for said services."The owner agrees to request such records within seven (7) days of receipt of HUD's request to do so.

/e certify that any Management Agreement does not contain the type of "hold less" clause prohibited by HUD.

/e agree to include the following provisions in the Management Agreement and bound by them:

a. HUD has the right to terminate the Management Agreement for failure to comply with the provisions of this Certification,or other good cause, thirty days after HUD has mailed the owner a written notice of its desire to terminate the Management Agreement.

b. In the event of a default under the Mortgage, Note or Regulatory Agreement, HUD has the right to terminate the Management Agreement immediately upon HUD's issuance of a notice of termination to the Owner and Agent.

c. If HUD exercises this right of termination, I, the Owner, agree to promptly make arrangements for providing management that is satisfactory to HUD.

d. If there is a conflict between the Management Agreement & HUD's rights and requirements, HUD's rights & requirements will prevail.

e. If the Management Agreement is terminated, I, the Agent, will give to the Owner all of the project's cash, trust accounts investments, and records within thirty (30) days of the date the Management Agreement is terminated.

I, the Owner, agree to submit a new Management Certification to HUD before ng any of the following actions.

a. Authorizing the agent to collect a fee different from the percentages fees and any special fees specified in Paragraph 1 of this Certification.
b. Changing the expiration date of the Management Agreement.
c. Renewing the Management Agreement.
d. Permitting a new Agent to operate the project.
e. Permitting a new Agent to collect a fee.
f. Undertake self-management of the project

We agree to:

a. Comply with all Federal state, or local laws prohibiting discrimination against any person on grounds of race, color, creed, familial status, handicap, sex or national origin,including Title VI of the Civil Rights Act of 1964,Fair Housing Act, Executive Order 11063 and all regulations implementing those laws.

b. When the head or spouse is otherwise eligible, give families with children equal consideration for admission.

c. Give handicapped persons priority for subsidized units that were built and equipped specifically for the handicapped.

d. If the project receives any form of direct Federal financial assistance, comply with the provisions of Section 504 of the Rehabilitation Act of 1973, as amended, the Age Discrimination Act of 1975 and all regulations and administrative instructions implementing these laws. The Agent understands that these laws and regulations prohibit discrimination against applicants or tenants who are handicapped or of a certain age.

e. Furnish HUD's Office of Fair Housing and Equal Opportunity any reports and information required to monitor the project's compliance with HUD's fair housing and affirmative marketing requirements (including HUD Form 949, if applicable).

f. Not discriminate against any employee, applicant for employment or contractor because of race, color, handicap, religion, sex or national origin.

g. Provide minorities, women and socially and economically disadvantaged firms equal opportunity to participate in the project's procurement and contracting activities.

h. If the project receives any form of direct Federal financial assistance, comply with Section 3 of the Housing and Urban Development Act of 1968 and its implementing regulations. I, the Agent, understand that this law and the regulations require the project to make training, employment and contracting opportunities available,to the greatest extent feasible, to lower-income project area residents and small businesses.

12. We certify that we have ___ and understand HUD's definition of "identity-of-interest" and that the statement(s) checked and information entered below are true. (Check box a or boxes b and/or c.)

a [x] No identity-of-interest exists among the Owner, the Agent and any individuals or companies that regularly do business with the project.

b [ ] Only individuals and companies listed in Section 11a of the Management Entity Profile have an identity-of-interest with the Agent.

c [ ] Only the individuals and companies listed below have an identity-of interest with the Owner. (Show the name of the individual or company;list the services rendered; and describe the nature of the identity-of-interest relationship. Attach additional sheets, if necessary.)

13. I, the Agent, certify & agree:

a. that the Management Entity Profile, dated 7/28/00, is accurate and current as to the date of this Certification.

b. To submit an updated profile whenever there is a significant change in the organization or operations of the Management Entity

14. The items checked below are attached:

[ ] Attachment 1-Calculation of Est. Yield from Proposed Mgt Fees
[x] New Management Entity Profile
[ ] Updated Management Entity Profile
[ ] Other (Specify) ___________

Warnings:

There are fines and imprisonment-$10,000/5 years-for anyone who makes false, fictitious, or fraudulent statements or entries in any matter within the jurisdiction of the Federal Government (18 U.S.C. 1001).

There are fines and imprisonment-$250,000/5 years-for anyone who misuses rents & proceeds in violation of HUD regulations relative to this project. This applies when the mortgage note is in default or when the project is in a nonsurplus cash position (12 U.S.C. 1715z-9).

HUD may seek a "double damages" civil remedy for the use of assets or income in violation of any Regulatory Agreement or any applicable HUD regulations (12 U.S.C 1715z-4a).

HUD may seek additional civil money penalties to be paid by the mortgagor through personal funds for:

(1) Violation of any agreement with HUD to use nonproject funds for certain specified purposes as a condition of receiving transfers of physical assets, flexible subsidy loan, capital improvement loan, modification of mortgage terms or workout. The penalties could be as much as the HUD Secretary's loss at foreclosure sale or sale after foreclosure.

(2) Certain specified violations of the Regulatory Agreement, the penalties could be as much as $25,000 per occurrence (12 U.S. C 1735f-15).

Walnut Manor Apartments, L.P.

[signature] 7-28-00

By: Davis Homes, LLC, General Partner, Bradley C. Davis, Member   Date

Davis Homes, LLC.

[signature] 7-28-00

By: Davis Holding Corporation, Bradley C. Davis, Vice President   Date ment 1-Calculation of Estimated Yields from Proposed Management Fees

Name:	FHA Project No.:	Date:
Walnut Manor Apartments		July 28, 2000

idential Fee

nthly residential rent potential (from Part A the most recent HUD-approved Rent Schedule	$	57,600.00	
e 1a times 0.95 *	$	54,720.00	
rcentage Fee		5.00%	
nthly residential fee yield (Line 1b times 1c)	$	2,736.00	
tal number of residential units (include it-free units.)		128	units
sidential fee yield per unit per month ne 1d divided by 1e.)	$	21.38	PUPM

Generally collections must be estimated at 95% of gross potential. If e a lower percentage, attach an explanation for the collections tage used. Make sure that any assumption of a lower collections base ot compensate the agent for services for which a special fee will be

2. Commercial Fee (Describe commercial space, how it is used and what services management provides.)

a.	Monthly commercial rent potential (from Part E of the most recent HUD-approved Rent Schedule)	$	-0-
b.	Percentage fee		0 %
c.	Commercial fee yield (Line 2a times 2b)	$	-0-

scellaneous Fee — 0 %

rcentage fee (not to exceed the residential income fee percentage in Line 1c)
5%

any miscellaneous income on which HUD allows a fee to be taken, but on which you have agreed a fee will not be paid.
NONE

cial Fees

dollar amount(s), purpose(s) and time period(s) covered. Describe performance standards and target dates for accomplishment of special tasks. (Attach nal sheets, if needed.)
NONE

Exhibit 6.14

Autumn Chase Apartments
Management Agreement

Project Owner's Certification for Owner-Managed Multifamily Housing Projects

U.S. Department of Housing and Urban Development
Office of Housing
Federal Housing Commissioner

OMB Approval No. 2502-0305
(exp. 04/30/2003)

Public reporting burden for this collection of information is estimated to average 30 minutes per response, including the time for reviewing instructions, searching existing data sources, gathering and maintaining the data needed, and completing and reviewing the collection of information. This agency may not conduct or sponsor, and a person is not required to respond to, a collection information unless that collecton displays a valid OMB control number.

Owners of insured and assisted multifamily housing projects are required by HUD administrative guidelines as found in HUD Handbook 4381.5 REV-2, The Management Agent Handbook, to submit certain data for review by the local HUD office of approval of a new management agent. These requirements apply to insured multifamily projects or HUD-held mortgages and subsidized, non-insured projects that are not financed by State Agencies or the Rural Housing Service Agency.

Project name	FHA project number	Date (mm/dd/yyyy)
AUTUMN CHASE APARTMENTS	073-35534	05/31/00
City, State		**Section 8 number**
INDIANAPOLIS, INDIANA		

Acting on behalf of AUTUMN CHASE APARTMENTS, LP, the Project Owner, I make the following certifications and agreements to the United States Department of Housing and Urban Development (HUD) regarding management of the above project.

1. I certify that:

a. I will comply with HUD requirements and contract obligations, execute an acceptable management agreement, and agree that no payments have been made to me (or agent thereof) in return for awarding the management contract; and, such payments will not be made in the future.

b. No management agent will be hired without HUD's prior written approval. Changes in the fee will be implemented only in accordance with HUD's requirements.

(1) Fees:
(a) 3 % of residential income collected;
(b) ____ % of commercial income collected;
(c) 3 % of miscellaneous income collected (This percentage must not exceed the percentage in (1)(a) above).
(d) Special Fees No ☐ Yes ☐ If yes, describe in paragraph 4 of Attachment 1.

(2) Calculation of Estimated Yield (See Attachment 1.)

c. I will disburse management fees from project income only after:
(1) We have submitted this Certification to HUD;
(2) HUD has approved us to manage this project; and
(3) HUD has approved the management fee (if required).

d. I understand that no fees may be earned or paid after HUD has terminated my management of the project.

e. If HUD notifies me of an excessive management fee, I will within 30 days of HUD's notice either:
(1) Reduce the compensation to an amount HUD determines to be reasonable and
(2) Require the administrator to refund to the project all excessive fees collected, or
(3) Appeal HUD's decision and abide by the results of the appeal process, making any required reductions and refunds within 30 days after the date of this decision letter on the appeal.

f. If HUD holds the residential management fee yield harmless under the transition provisions of Chapter 3, Section 4 of HUD Handbook 4381.5,
(1) I understand that HUD will adjust the management fee percentage each time HUD approves a rent increase.
(2) I agree to be bound by that percentage until the next rent increase or until HUD approves a different fee, pursuant to my request.

2. I will, if the project is subsidized by HUD, select and admit tenants, compute tenant rents and assistance payments, recertify tenants and carry out other subsidy contract administration responsibilities in accordance with HUD Handbook 4350.3 and other HUD instructions.

3. I agree to:

a. Comply with this project's Regulatory Agreement, Mortgage & Mortgage Note, and any subsidy contract or Workout/Modification Agreement.

b. Comply with HUD handbooks, notices or other policy directives that relate to the management of the project.

4. I agree to:

a. Ensure that all expenses of the project are reasonable and necessary.

b. Exert reasonable effort to maximize project income and to take advantage of discounts, rebates and similar money-saving techniques.

c. Obtain contracts, materials, supplies and services, including the preparation of the annual audit, on terms most advantageous to the project.

d. Credit the project with all discounts, rebates or commissions (including any sales or property tax relief granted by the state or local government) received.

e. Obtain the necessary verbal or written cost estimates and document the reasons for accepting other than the lowest bid.

f. Maintain copies of such documentation and make such documentation available for your inspection during normal business hours.

g. Invest project funds that HUD policies require to be invested and take reasonable effort to invest other project funds.

h. Comply with HUD requirements regarding payment and reasonableness of management fees and allocation of management costs between the management fee and the project account.

i. Refrain from purchasing goods or services from entities that have identity-of-interest with us unless the costs are as low as or lower than arms-length, open-market purchases.

5. I certify that the types of insurance policies checked below are in force and will be maintained to the best of my ability at all times. Fidelity bonds and hazard insurance policies will name HUD as an additional payee in the event of a loss. Note: For any box not checked, attach an explanation as to why you cannot obtain that type of insurance. Such situations should be extremely rare.

a. ☑ Fidelity bond or employee dishonesty coverage for
(1) all principals of the ownership entity and;
(2) all persons who participate directly or indirectly in the management and maintenance of the project and its assets, accounts and records. Coverage will be at least equal to the project's gross potential income for two (2) months.

b. ☑ Hazard insurance coverage in an amount required by the projects Mortgage.

c. ☑ Public liability coverage.

6. I agree to:

a. Furnish a response to HUD's management review reports, physical inspection reports and written inquiries regarding the project's annual financial statements or monthly accounting reports within 30 days after receipt of the report or inquiry.

b. Establish and maintain the project's accounts, books and records in accordance with:
(1) HUD's administrative requirements;
(2) generally accepted accounting principles; and
(3) in a condition that will facilitate audit.

7. I agree that:

a. All records related to the operation of the project, regardless of where they are housed, shall be considered the property of the project.

b. HUD, the General Accounting Office (GAO), and those agencies' representatives may inspect:

(1) any records which relate to the project's purchase of goods or services;

(2) the records of the owner and the agent; and,

(3) the records of companies having an identity-of-interest with me.

c. The following clause will be included in any contract entered into with an identity-of-interest individual or business for the provision of goods or services to the project: "Upon request of HUD or (name of owner), (name of contractor or supplier) will make available to HUD, at a reasonable time and place, its records and records of identity-of-interest companies which relate to goods and services charged to the project. Records and information will be sufficient to permit HUD to determine the services performed, the dates the services were performed, the location at which the services were performed, the time consumed in providing the services, the charges made for materials, and the per-unit and total charges levied for said services." I agree to request such records within seven (7) days of receipt of HUD's request to do so.

8. I Understand that:

a. HUD has the right to terminate this self-management arrangement for failure to comply with the provisions of this Certification, or other good cause, thirty days after HUD has mailed me a written notice of its desire to terminate my authority to manage the project.

b. In the event of a default under the Mortgage, Note or Regulatory Agreement, HUD has the right to terminate my authority to manage the project immediately upon HUD's issuance of a notice of termination.

c. If HUD exercises this right of termination, I agree to promptly select an agent that is acceptable to HUD.

d. If there is a conflict between the Management Agreement & HUD's rights and requirements, HUD's rights & requirements will prevail.

e. If my authority to manage the project is terminated, I agree to immediately turn over to the new agent all of the project's cash, trust accounts investments and records.

9. I agree to submit a new Management Certification to HUD before taking any of the following actions:

a. Charge fees different from the percentage fees and any special fees specified in Paragraph 1 of this Certification:

b. Permit an entity other than me to operate the project.

c. Permit an entity other than me to collect a fee.

10. I agree to:

a. Comply with all Federal, state, or local laws prohibiting discrimination against any persons on grounds of race, color, creed, familial status, handicap, sex or national origin, including Title VI of the Civil Rights Act of 1964, Fair Housing Act, Executive Order 11063 and all regulations implementing those laws.

b. When the head or spouse is otherwise eligible, give families with children equal consideration for admission.

c. Give handicapped persons priority for subsidized units that were built and equipped specifically for the handicapped.

d. If the project receives any form of direct Federal financial assistance, comply with the provisions of Section 504 of the Rehabilitation Act of 1973, as amended, the Age Discrimination Act of 1975 and all regulations and administrative instructions implementing these laws. The owner understands that these laws and regulations prohibit discrimination against applicants or tenants who are handicapped or of a certain age.

e. Furnish HUD's Office of Fair Housing and Equal Opportunity any reports and information required to monitor the project's compliance with HUD's fair housing and affirmative marketing requirements (including HUD Form 949, if applicable).

f. Not discriminate against any employee, applicant for employment or contractor because of race, color, handicap, religion, sex or national origin.

g. Provide minorities, women and socially and economically disadvantaged firms equal opportunity to participate in the project's procurement and contracting activities.

h. If the project receives any form of direct Federal financial assistance, comply with Section 3 of the Housing and Urban Development Act of 1968 and its implementing regulations. I understand that this law and the regulations require the project to make training, employment and contracting opportunities available, to the greatest extent feasible, to lower-income project area residents and small businesses.

11. I certify that I have read and understand HUD's definition of "identity-of-interest" and that the statement(s) checked and information entered below are true. (Check box a or b.)

a. ☐ No identity-of-interest exists among me and any individuals or companies that regularly do business with the project.

b. ☐ Only those individuals and companies listed in Section 11a of the Management Entity Profile have an identity-of-interest with me.

12. I certify and agree:

a. that the Management Entity Profile, dated(mm/dd/yyyy)__________, is accurate and current as of the date of this Certification.

b. To submit an updated profile whenever there is a significant change in the organization or operations of the management entity of the project.

13. The items checked below are attached:

☒ New Management Entity Profile (NEW PROJECT)

☐ Updated Management Entity Profile

☐ Attachment 1, Calculation of Estimated Yields from Proposed Management Fees

☐ Other (Specify)__________

Warnings:

There are fines and imprisonment—$10,000/5years—for anyone who makes false, fictitious, or fraudulent statements or entries in any matter within the jurisdiction of the Federal Government (18 U.S.C 1001).

There are fines and imprisonment—$250,000/5years—for anyone who misuses rents & proceeds in violation of HUD regulations relative to this project. This applies when the mortgage note is in default or when the project is in a nonsurplus cash position (12 U.S.C 1715z-9).

HUD may seek a "double damages" civil remedy for the use of assets or income in violation of any Regulatory Agreement or any applicable HUD regulations (12 U.S.C 1715z-4a).

HUD may seek additional civil money penalties to be paid by the mortgagor through personal funds for :

(1) Violation of an agreement with HUD to use nonproject funds for certain specified purposes as a condition of receiving transfers of physical assets, flexible subsidy loan, capital improvement loan, modification of mortgage terms or workout. The penalties could be as much as the HUD Secretary's loss at foreclosure sale or sale after foreclosure.

(2) Certain specific violations of the Regulatory Agreement, the penalties could be as much as $25,000 per occurrence (12 U.S.C 1735f-15).

AUTUMN CHASE APARTMENTS, L.P.

By Project Owner: Name AUTUMN CHASE APARTMENTS, INC. ITS GENERAL PARTNER

BRADLEY C. DAVIS PRESIDENT

title

[signature]

signature

05/31/00

date (mm/dd/yyyy)

Project Name	FHA Project Number	Date (mm/dd/yyyy)
AUTUMN CHASE APARTMENTS	073-35534	05/31/00

HUD Field Office Use Only (Check all boxes that apply)

An up-front review of the management fee was: ☐ Required ☑ Not required

☑ The management fees quoted in paragraph 1a and explained in Attachment 1 of this Certification are approved.

☐ The management fees quoted in Paragraph 1a and explained in Attachment 1 of this Certification are **not** approved. The attached letter, dated (mm/dd/yyyy) ______________, explains the reasons for this disapproval and sets forth the allowable management fees.

☐ The residential management fee **Percentage** is held harmless at __________%.

☐ The residential management fee **Yield** is held capped at $__________PUPM. Each time you approve a rent increase, adjust the management fee **Percentage** to maintain this yield and enter the information required below.

Effective Date (mm/dd/yyyy) of New Fee %*	Monthly Rent Potential	Collections % Assumed**	Adjusted Management Fee Percentage

* This should be the same date the rent increase is effective.
** 95% unless you approve a different percentage.

By Loan Servicer		By Supervisory Load Servicer/Loan Management Branch Chief	
Signature: Mena Savage	Date (mm/dd/yyyy): 6/12/2000	Signature:	Date (mm/dd/yyyy):
Name: Mena Savage		Name:	
Title: Project Manager		Title:	

Attachment 1—Calculation of Estimated Yields from Proposed Management Fees

Project Name	FHA Project Number	Date (mm/dd/yyyy)
AUTUMN CHASE APARTMENTS	073-35534	05/31/00

1. Residential Fee

a. Monthly residential rent potential (from Part A of the most recent HUD-approved Rent Schedule	$ 120,880
b. Line 1a times 0.95 *	$ 114,836
c. Percentage fee	3 %
d. Monthly residential fee yield (Line 1b times 1c)	$ 3,445
e. Total number of residential units (include rent-free units.)	176 units
f. Residential fee yield per unit per month (Line 1d divided by 1e.)	$ 19.57 PUPM

* **Note:** Generally collections must be estimated at 95% of gross potential. If you use a lower percentage, attach an explanation for the collections percentage used. Make sure that any assumption of a lower collections base does not compensate the agent for services for which a special fee will be paid.

2. Commercial Fee (Describe commercial space, how it is used and what services management provides.)

a. Monthly commercial rent potential (fromPart E of the most recent HUD-approved Rent Schedule)	$ NONE
b. Percentage fee	3 %
c. Commercial fee yield (Line 2a times 2b)	$

3. Miscellaneous Fee

a. Percentage fee (not to exceed the residential income fee percentage in Line 1c) 3 %

b. List any miscellaneous income on which HUD allows a fee to be taken, but on which you have agreed a fee will **not** be paid.

4. Special Fees

Show dollar amount(s), purpose(s) and time period(s) covered. Describe performance standards and target dates for accomplishment of special tasks. (Attach additional sheets, if needed.)

Exhibit 6.15

White River Associates, L.P.
Lease Agreements

LEASE

BY AND BETWEEN

WHITE RIVER ASSOCIATES, L.P.

("Landlord")

AND

DAVIS HOMES, L.P.

("Tenant")

TABLE OF CONTENTS

ARTICLE

EXHIBIT(S) A - LOCATION(S) AND DIMENSIONS OF PREMISES

EXHIBIT B - TENANT WORK FUNDINGS

LEASE SUMMARY SHEET

1. LANDLORD:
White River Associates, L.P.
3755 East 82nd Street, Suite 300
Indianapolis, Indiana 46240
Attn: Charles R. Davis

2. TENANT:
Davis Homes, L.P.

3. TENANT'S ADDRESS:
3755 East 82nd Street, Suite 300
Indianapolis, Indiana 46240

4. PREMISES:
3755 East 82nd Street, 8017 square feet (685 square feet on lower level, 3807 square feet on first floor and 3525 square feet on third floor) as shown on Exhibit(s) A attached hereto and made a part hereof.

5. INITIAL TERMINATION DATE OF LEASE:
December 31, 1997

6. OPTIONS TO RENEW:
CRD CRD Twice (2) for five (5) years (each)

7. BASIC RENT (per annum):
$140,297.52

8. COMMENCEMENT DATE:
December 1, 1993

9. AGREED AREAS:
Total Rentable Are of Building: 51,113 square feet
Total Area of Premises: 8017 square feet
Tenant's Percentage of Building: 15.68%

10. EXPENSE STOP:
$5.00

11. LATE CHARGES:
See Section 6 of Lease

Initials: Landlord: CRD

Initials: Tenant: CRD

LEASE

THIS LEASE is made this 22nd day of November 1993, by and between White River Associates, L.P., an Indiana limited partnership and Davis Homes, L.P., an Indiana limited partnership ("Tenant").

RECITALS:

Landlord, for and in consideration of the rents and all other charges and payments hereunder and of the covenants, agreements, terms, provisions and conditions to be kept and performed hereunder by Tenant, demises and leases to Tenant, and Tenant hereby hires and leases from Landlord, the premises described below ("Premises"), subject to all matters hereinafter set forth and upon and subject to the covenants, agreements, terms, provisions and conditions of this Lease for the term hereinafter stated.

NOW, THEREFORE, Landlord and Tenant agree to the following, unless otherwise specifically modified by provisions of this Lease:

1. TERMS.

1.1 Premises. The Premises demised by this Lease are comprised of the aggregate square feet of space set forth in the "Lease Summary Sheet" identified as such and attached hereto as page (iii) and made a part hereof located in the Lake Clearwater Office Building ("Building") at 3755 East 82nd Street, Indianapolis, Indiana, together with a nonexclusive right to use parking and other common areas as located and relocated from time to time. The location and dimensions of the Premises are shown on the Lease Summary Sheet. No easement for light or air is granted hereby.

1.2 Agreed Areas. See Lease Summary Sheet.

1.3 Lease Term. The initial term of this Lease shall commence on the date set forth on the Lease Summary Sheet (the "Lease Commencement Date"), and shall continue until the last day of the calendar month set forth as the initial termination date on the Lease Summary Sheet.

1.4 Rent. The basic rent ("Rent") is as shown on the Lease Summary Sheet, payable pursuant to Section 3 hereof. In addition to the Rent, Tenant shall pay the Additional Rent described in Section 1.5, which shall be deemed rent due under this Lease.

1.5 Additional Rent.

1.5.1 As used herein, the following terms shall mean:

(a) Operating Expenses:

(A) The following expenses, costs and disbursements, which shall be customary and reasonable in amount and nature, which Landlord is obligated to pay in connection with the operation, maintenance and repair of the Property: (a) wages, salaries, fees and costs to Landlord of all persons engaged in the operation, maintenance and repair of the Property, including taxes, workers' compensation insurance and benefits relating thereto, provided that in the cases of persons employed less than full-time for the operation, maintenance and repair solely of the Property, all of the foregoing costs shall be allocated to the Property on the basis of the percentage of such person's time actually spent in the operation, maintenance and repair of the Property; (b) cost of supplies, materials, tools and equipment used in the operation, maintenance, repair and replacement of the Property and/or components thereof, excluding those costs relating to the making of capital improvements incurred by Landlord other than those capital improvements which increase the efficient operation of the Property; (c) electricity, water, heat, fuel, air conditioning, ventilating and other utility and service charges with respect to any portion of the Building except to the extent to which these are actually paid by specific occupants; (d) charges to Landlord pursuant to management, maintenance, janitorial, security and other service agreements, provided that such charges do not exceed the customary charges for such services for comparable first-class office buildings in the vicinity of the Property; (e) cost of cleaning, repairs and general maintenance of the Premises, the Building and the exterior portions of the Property (including snow removal), including the Parking Area, loading areas, sidewalks, driveways and landscaping; (f) assessments made by any Owner's Association to which the Building is subject; (g) capital items which are incurred for ordinary and necessary repairs, maintenance and replacements of any component parts of the Building or other improvements located on the Common Area, or which increase the efficient operation of the Property, amortized on any permitted basis under applicable tax laws and in accordance with generally accepted accounting principles; (h) the cost of insurance maintained by Landlord covering the Building, parking areas and other common areas and activities conducted thereon; (i) legal (excluding legal work in connection with the negotiation or enforcement of this Lease or occupancy agreements) and accounting fees and disbursements; and (j) a fee for management services for the Building of 3.5% of the sum of the amounts included in Section 1.5.1(a).

(B) Operating Expenses shall not include (i) capital improvement items except as provided in (A) above; (ii) specific costs which are paid by specific occupants of the Building; (iii) costs which are reimbursable by or recoverable from third parties, such as insurers or guarantors, but only to the extent such costs are actually reimbursed or recovered; (iv) costs of repairs or maintenance required by reason of the grossly negligent act or omission, or the willful act or omission, of Landlord, of the officers, directors, employees, contractors, servants or agents of Landlord; or (v) costs which are paid by Tenant in exercise of Tenant's right to cure any default by Landlord hereunder, but only to the extent such costs are not reimbursed to Tenant by Landlord. Operating Expenses shall not include payments to affiliates of Landlord for goods or services provided to Landlord to the extent such payments exceed the customary charges for such goods or services for comparable first-class office buildings in the general vicinity of the Property.

(b) Taxes: All general real estate taxes (exclusive of special or betterment assessments except as otherwise expressly provided herein), school taxes, water rents, rates and charges, sewer rents and other charges ordinarily imposed by governmental authorities, and assessed against the Property, which first become due and payable during the Term. "Taxes" shall not include (a) any of the foregoing which first become due and payable prior to the Commencement Date; (b) inheritance, estate, gift, excise, franchise, income, gross receipts, capital levy, revenue, rent, payroll, stamp or profit taxes, however designated, except to the extent to which after the Commencement Date Landlord demonstrates to Tenant's reasonable satisfaction that such tax is being imposed in lieu of or in substitution for one or more "Taxes" as above defined; (c) any "Taxes" due to an increase in the assessed value of the Land or Building which results from an improvement made to, or a use made of, the Land or Building (exclusive of the Premises) after the date of this Lease other than reasonable tenant improvements to other portions of the Building which are consistent with the general character of the Building and other improvements contemplated to be made by Landlord to fully complete the construction of the Building; (d) any tax upon the sale, transfer and/or assignment of Landlord's interest in the Property, or any increase in "Taxes" resulting from such sale, transfer, and/or assignment; or (e) any interest or penalties resulting from the late payment of "Taxes" by Landlord.

1.5.2 Operating Expenses. Tenant shall pay, as Additional Rent, on the first day of each calendar month during the Term, if the aggregate amount of Operating Expenses exceeds an amount equal to the "Expense Stop" set forth in the Lease Summary Sheet (which is expressed as a dollar amount per square foot per annum), Tenant's Share of such excess in which event, such Additional Rent shall be payable as set forth in Section 1.5.3 below. Tenant's obligation under this Section 1.5.2 shall be pro-rated for partial calendar years at the beginning or end of the Term.

1.5.3 Payment of Operating Expenses.

(a) Within ninety (90) days after the end of each calendar year during the Term, Landlord shall deliver to Tenant a written statement, prepared in accordance with generally accepted accounting principles and certified by an officer of Landlord, showing the following:

(i) for the calendar year just ended (A) the amount of Operating Expenses as shown on such certified statement prepared by Landlord, (B) the amount (if any) of Tenant's obligation under Section 1.5.2 hereof on account of Operating Expenses, and (C) the aggregate amount previously paid by Tenant pursuant to Section 1.5.3(c) for such calendar year, and

(ii) for the then-current calendar year Landlord's good faith estimates (based on Landlord's budget for the then current calendar year) of (A) the amount of Operating Expenses, and (B) the amount (if any) of Tenant's obligation under Section 1.5.2 hereof on account thereof.

(b) If such statement shows that the amount due under Section 1.5.2 hereof on account of Operating Expenses for the calendar year just ended exceeded the amount paid by Tenant, if any, pursuant to Section 1.5.2 and/or Section 1.5.3(c) hereof on account thereof, Tenant shall pay the amount of such difference to Landlord on the next day on which Base Rent is due which is not less than thirty (30) days after receipt by Tenant of such statement. If such statement shows that the amount paid by Tenant pursuant to Section 1.5.2 and/or Section 1.5.3(c) hereof on account of Operating Expenses for the calendar year just ended exceeded the amount due under Section 1.5.2 hereof, such excess shall, at Landlord's option, either be credited by Landlord against the monthly installments of Additional Rent next falling due or promptly refunded to Tenant.

(c) Tenant shall pay to Landlord in advance for each calendar month of the Term falling between receipt by Tenant of a statement pursuant to Section 1.5.3(a) and receipt by Tenant of the next such statement, as Additional Rent, an amount equal to 1/12th of the amount (if any) shown thereon as Tenant's obligation under Section 1.5.2 hereof on account of Operating Expenses for the then-current calendar year. The amount due under this Section 1.5.3(c) shall be paid with Tenant's monthly payments of Base Rent and shall be credited by Landlord to Tenant's obligations under Section 1.5.2.

1.5.4 Payment of Taxes. Tenant shall pay to Landlord, as Additional Rent, Tenant's Share of Taxes. Upon receipt of a bill for Taxes, Landlord shall deliver a copy of the bill to Tenant, and Tenant shall pay such amount to Landlord within thirty (30) days of Tenant's receipt of such notice and bill, but in no event earlier than ten (10) days prior to the last date on which payment of such bill is due to the issuing municipality without penalty. Tenant's obligations under this Section 1.5.4 shall be pro-rated for partial calendar years at the beginning or end of the Term.

1.5.5 Special and Betterment Assessments. Landlord shall pay when due all special assessments and betterment assessments for municipal improvements levied against the Land or the Building during the Term. To the extent to which Landlord is permitted by law to elect to pay such assessments in installments, Landlord shall make such election so as to pay such assessments over the longest period of time permitted by law, and there shall be included in Taxes for each calendar year (or portion thereof) included in the Term only those installments which become due during such real estate tax year (or portion thereof).

1.5.6 Landlord's Books and Records. Upon at least ten (10) Business Days' prior written notice from Tenant, Landlord shall make available to Tenant at Landlord's Address for review or by audit by Tenant and its agents during Building Hours all of Landlord's books, records and documents relating to Operating Expenses and Taxes for the Property for the then-current and the two most recent calendar years.

1.6 Options to Renew. Landlord hereby grants to Tenant the option to extend the term of this Lease for up to the number of additional consecutive periods shown on the Lease Summary Sheet, upon all of the terms and conditions contained herein, each exercisable by Tenant's written notice to Landlord of such exercise given not later than six (6) months prior to the expiration of the then current initial term or option period, as the case may be. Base Rent for each option period validly exercised by Tenant shall be one hundred three percent (103%) of the Base Rent during the immediately preceding initial term or option period, as the case may be.

1.7 Notices and Payments Addresses.

If to Landlord:	If to Tenant:
See Lease Summary Sheet	See Lease Summary Sheet

2. DELIVERY OF POSSESSION. If Landlord is unable to deliver possession of the Premises to Tenant on the Lease Commencement Date this Lease shall not be void or voidable, nor shall Landlord be liable to Tenant for any loss or damage resulting therefrom, nor shall the Lease Expiration Date of this Lease be extended, but in such event Tenant shall not be liable for any Rent, Additional Rent, and other charges due under this Lease until such time as Landlord tenders delivery of possession of the Premises to Tenant. Should Landlord tender possession of the Premises to Tenant prior to the date specified as the Lease Commencement Date, and Tenant elects to accept such prior tender, such prior occupancy shall be subject to all terms, covenants and conditions of this Lease, including the payment of Rent, Additional Rent, and other charges due under this Lease.

3. PAYMENT OF RENT. Tenant shall pay Landlord the Rent and Additional Rent and any other payments due under this Lease without prior notice, deduction or offset, without relief from valuation or appraisement laws, in lawful money of the United States of America or in the lawful money of the Republic of Poland in advance on or before the first day of each month, except that

the first month's Rent shall be paid upon the execution hereof, at the address noted in Section 1.7, or to such other party or at such other place as Landlord may hereafter from time to time designate in writing. Rent and other amounts due under this Lease for any partial month at the beginning or end of the Lease term shall be prorated.

4. ANNUAL REPORTS. Tenant shall deliver to Landlord annually, within seventy-five (75) days following the and of each fiscal year of Tenant, financial statements in such form as may be satisfactory to Tenant's primary lender, which statements, at a minimum, shall be prepared by a Certified Public Accountant on a review basis. Such statements shall include all details of operations of Tenant, including a profit and loss statement, a balance sheet and a reconciliation of surplus.

5. USES.

5.1 Permitted Uses. The Premises are to be used for general office purposes and related incidental purposes ("Permitted Uses") and for no other business or purpose without the prior written consent of Landlord. No act shall be done in or about the Premises that is unlawful or that will increase the existing rate of insurance on the Building. In the event of a breach of this covenant, Tenant shall pay to Landlord any and all increases in insurance premiums resulting from such breach. Tenant shall not commit or allow to be committed any waste upon the Premises, or any public or private nuisance or other act or thing which disturbs the quiet enjoyment of any other tenant in the Building. If any of the Tenant's office machines or equipment disturb any other tenant in the Building, then Tenant shall provide adequate insulation, or take such other action as may be necessary to eliminate the noise or disturbance. Tenant, at its expense, shall (i) promptly comply with all orders, ordinances, and laws of any and all municipal, state, and federal authorities, boards, and commissions as to the Premises, and all rules and regulations as they currently or hereafter may exist, and Tenant shall promptly execute any and all such orders involving or including alterations or additions of the Premises, (ii) comply with any and all orders, rules, regulations, and recommendations of any Board of Fire Underwriters or any similar organization, regardless of when made, and (iii) observe such reasonable rules and regulations as may be adopted and made available to Tenant by Landlord from time to time for the safety, care and cleanliness of the Premises or the Building and for the preservation of good order therein.

5.2 Hazardous Materials. Tenant covenants not to introduce any hazardous or toxic materials onto the Premises without complying with all applicable Federal, State and local laws or ordinances pertaining to the storage, use or disposal of such materials, including but not limited to obtaining proper permits. If Tenant's storage, use or disposal of hazardous or toxic materials on the Premises results in (i) contamination of the soil or surface or ground water or (ii) loss or damage to person(s) or property, then Tenant agrees to clean up the contamination and indemnify, defend and hold Landlord harmless from and against any claims, suits, causes of action, costs and fees, including attorney's fees and costs, arising from or connected with any such contamination, loss or damage. This provision shall survive termination of this Lease.

6. LATE CHARGES. Tenant hereby acknowledges that late payment to Landlord of Rent, Additional Rent or other charges due under this Lease will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult to ascertain. If any Rent, Additional Rent or other charges due under this Lease from Tenant is not received by Landlord or Landlord's designated agent when due, then Tenant shall pay to Landlord a late charge equal to five percent (5%) of such overdue amount, plus any attorneys' fees and costs incurred by Landlord by reason of Tenant's failure to pay Rent, Additional Rent or other charges due under this Lease when due hereunder. The parties hereby agree that such late charge represent a fair and reasonable estimate of the cost that Landlord will incur by reason of Tenant's late payment. Landlord's acceptance of such late charge shall not constitute a waiver of Tenant's default with respect to such overdue amount or estop Landlord from exercising any of the other rights and remedies granted hereunder.

7. REPAIRS AND MAINTENANCE. Landlord shall maintain, or cause to be maintained, the common areas of the Building, such as lobbies, elevators, stairs, parking areas, landscaping, sidewalks, and corridors, the roof, foundations, and exterior walls of the Building, and the underground utility and sewer pipes outside the exterior walls of the Building, if any, except any of such repairs rendered necessary by the negligence or willful misconduct of Tenant, its agents, customers, employees, independent contractors, guests or invitees, the repair of which shall be paid for by Tenant within ten (10) days of Landlord's written demand. Subject to Landlord's right of access pursuant to Section 15, Tenant shall be exclusively responsible for the interior of the Premises and shall make any repair, maintenance or alteration which is required by any applicable federal, state or local law, ordinance rule or regulation as same may be in effect from time to time, and Landlord shall be under no obligation to inspect the Premises. Tenant shall promptly report in writing to Landlord any defective condition known to it which Landlord is required to repair, and failure to so report such defects shall make Tenant responsible to Landlord for any liability incurred by Landlord by reason of such conditions. Tenant hereby waives the right to make repairs at Landlord's expense under any law, statute or ordinance now or hereafter in effect.

8. UTILITIES AND SERVICES.

8.1 Hours of Service. From 8:00 a.m. to 6:00 p.m. on weekdays ("Normal Business Hours") and from 8:00 a.m. to 2:00 p.m. on Saturday ("Saturday Mornings") (excluding legal holidays),

Landlord shall furnish to the Premises electricity for lighting and operation of low-power usage office machines, water, heat and air conditioning, and elevator service. During all other hours, Landlord shall furnish such service except for heat and air conditioning.

8.2 Additional Services. If requested by Tenant, Landlord shall furnish heat and air conditioning at times other than Normal Business Hours and Saturday Mornings and the cost of such services as established by Landlord shall be paid by Tenant as Additional Rent, payable as provided in Section 3. Landlord shall also provide toilet room supplies, window washing at reasonable intervals, and customary Building janitorial service or other types of services provided or caused to be provided by Landlord to Tenant which are in addition to the services ordinarily provided Building tenants shall be paid to Landlord by Tenant. Landlord shall not be liable for any loss, injury or damage to property caused by or resulting from any variation, interruption, or failure of such services due to any cause whatsoever, or from failure to make any repairs or perform any maintenance. In no event shall Landlord be liable to Tenant for any damage to the Premises or for any loss, damage or injury to any property therein or thereon occasioned by bursting, rupture, leakage or overflow of any plumbing or other pipes or other similar cause in, above, upon or about the Premises or the Building.

9. LIABILITY INSURANCE. Tenant shall, at Tenant's expense, obtain and keep in force during the term of this Lease a policy of comprehensive general liability insurance, including personal injury liability, contractual liability, products and completed operations liability and liquor liability (if applicable), insuring Landlord and Tenant against any liability arising out of the ownership, use, occupancy or maintenance of the Premises. Such insurance shall be in the amount of not less than One Million and no/100ths Dollars ($1,000,000.00) for bodily injury and property damage for any one accident or occurrence. The limit of any of such insurance shall not limit the liability of Tenant hereunder. If Tenant fails to procure and maintain such insurance, Landlord may, but shall not be required to, procure and maintain the same, at Tenant's expense to be reimbursed by Tenant within ten (10) days of written demand. All insurance required to be obtained by Tenant hereunder shall be issued by companies acceptable to Landlord. On or before the Lease Commencement Date, Tenant shall deliver to Landlord certificates of liability insurance required herein with loss payable clauses satisfactory to Landlord. Any deductible under such insurance policy in excess of One Thousand and no/100ths Dollars ($1,000.00) must be approved by Landlord in writing prior to issuance of such policy. No policy shall be cancelable or subject to reduction of coverage except upon thirty (30) days' prior written notice to Landlord. All such policies shall name Landlord and its agents as named insureds, shall be written as primary policies not contributing with and not in excess of coverage which Landlord may carry. Tenant shall obtain any

revised or increased coverage required by Landlord within thirty (30) days of any such notification from Landlord.

10. FIRE INSURANCE - FIXTURES AND EQUIPMENT. Tenant shall maintain in full force and effect on all Tenant's trade fixtures, equipment and personal property on or in the Premises, a policy of all risk property insurance covering the full replacement value of such property. Tenant shall provide and keep in force with companies satisfactory to Landlord, business interruption and/or loss of rental insurance in an amount equivalent to six (6) months Rent and Additional Rent which shall not contain a deductible greater than seventy-two (72) hours. Tenant shall furnish Landlord with a certificate of such insurance naming Landlord as an additional insured. No policy shall be cancelable or subject to reduction of coverage except upon thirty (30) days' prior written notice to Landlord.

11. DAMAGE OR DESTRUCTION.

11.1 Damage Repair. If the Premises shall be destroyed or rendered untenantable, either wholly or in part, by fire or other casualty, Landlord may, at its option, (i) terminate this Lease effective as of the date of such damage or destruction, or (ii) restore the Premises to their previous condition, and in the meantime the Rent shall be abated in the same proportion as the untenantable portion of the Premises bears to the whole thereof, and this Lease shall continue in full force and effect. If the damage is due, directly or indirectly, to the fault or neglect of Tenant, or its officers, contractors, licensees, agents, servants, employees, guests, invitees or visitors, there shall be no abatement of Rent, except to the extent Landlord receives proceeds from any applicable insurance policy of Tenant to compensate Landlord for loss of Rent.

11.2 Termination for Material or Uninsured Damages. If the Building shall be destroyed or damaged by fire or other casualty insured against under Landlord's fire and extended coverage insurance policy to the extent that more than fifty percent (50%) thereof is rendered untenantable, or if the Building shall be materially destroyed or damaged by any other casualty other than those covered by such insurance policy, notwithstanding that the Premises may be unaffected directly by such destruction or damage, Landlord may, at its election, terminate this Lease by notice in writing to Tenant within sixty (60) days after such destruction or damage. Such notice shall be effective thirty (30) days after receipt thereof by Tenant.

11.3 Business Interruption. Other than rental abatement provided in Section 11.1, no damages, compensation or claim shall be payable by Landlord for inconvenience or loss of business arising from interruption of business, repair or restoration of the Building or Premises.

11.4 Repairs. Landlord's obligations should it elect to repair, shall be limited to the base Building, common areas and the interior improvements installed by Landlord. Anything herein to the contrary notwithstanding, if the Premises are destroyed or damaged during the last twelve (12) months of the term of this Lease, then Landlord may, at its option, cancel and terminate this Lease as of the date of the occurrence of such damage.

12. ALTERATIONS AND ADDITIONS; REMOVAL OF FIXTURES. Tenant shall not make or allow to be made any alterations, additions or improvements to or on the Premises without first obtaining the written consent of Landlord. Any such alterations, additions or improvements, including, but not limited to, wall covering, paneling and built-in cabinet work, but excepting movable furniture and trade fixtures, shall be made at Tenant's sole expense, according to plans and specifications approved in writing by Landlord, in compliance with all applicable federal, state or local laws, ordinances, rules and regulations, including, but not limited to, the Americans with Disabilities Act, by a licensed contractor, and in a good and workmanlike manner conforming in quality and design with the Premises existing as of the Lease Commencement Date, shall not diminish the value of the Building or the Premises and shall at once become a part of the realty and shall be surrendered with the Premises. Upon the expiration or sooner termination of the term hereof, Tenant shall, upon written demand by Landlord, at Tenant's sole expense, with due diligence, remove any alterations, additions, or improvements made by Tenant, designated by Landlord to be removed, and repair any damage to the Premises caused by such removal. Tenant shall remove all of its movable property and trade fixtures which can be removed without damage to the Premises at the termination of this Lease, either by expiration of the term or other cause, and shall pay Landlord any damages for injury to the Premises or Building resulting from such removal. If Tenant shall fail to remove any of its property of any nature whatsoever from the Premises or Building at the termination of this Lease or when Landlord has the right of reentry, Landlord may, in accordance with the provisions of applicable statutes governing commercial landlord and tenant matters, retain such property or remove and store such property without liability for loss thereof or damage thereto, such storage to be for the account and at the expense of Tenant. If Tenant fails to pay the cost of storing any such property within thirty (30) days, Landlord may sell any or all such property at public or private sale, without notice to Tenant, and shall apply the proceeds of such sale to the following costs in the following order: (i) the cost and expense of such sale, including reasonable attorneys' fees, (ii) the payment of the costs or charges for storing any such property, and (iii) the payment of any other sums which may then be or thereafter become due Landlord from Tenant under any of the terms hereof. The balance, if any, shall be paid to Tenant.

13. ACCEPTANCE OF PREMISES. Unless Landlord has expressly agreed in this Lease to perform certain tenant improvement work in the Premises, Tenant shall be deemed to have accepted the Premises

on the Lease Commencement Date in their "as is" condition. If tenant improvements are to be constructed by Landlord in the Premises, the acceptance of the Premises by Tenant shall be deferred until receipt by the Tenant of an architect's certificate of readiness certifying that the Premises are ready for occupancy. Within five (5) days after the architect gives such notice, Tenant shall make such inspection of the Premises as Tenant deems appropriate, and, except as otherwise notified by Tenant in writing to Landlord within such period, Tenant shall be deemed to have accepted the Premises in their then condition. If, as a result of such inspection, Tenant discovers minor deviations or variations from the plans and specifications for Tenant's improvements of a nature commonly found on a "punch list" (as that term is used in the construction industry), Tenant shall promptly notify Landlord of such deviations. The existence of such punch list items shall not postpone the Lease Commencement Date of this Lease nor the obligation of Tenant to pay Rent, Additional Rent or any other charges due under this Lease.

14. <u>TENANT IMPROVEMENTS</u>. Tenant shall make any necessary or desirable improvements to the Premises and the provisions governing the planning, construction, scope of work and terms of payment shall be set forth in <u>EXHIBIT B</u>, which is attached hereto and incorporated herein by this reference.

15. <u>ACCESS</u>. Tenant shall permit Landlord and its agents to enter the Premises at all reasonable times to inspect the same; to show the Premises to prospective tenants, or interested parties such as prospective lenders and purchasers; to exercise its rights under Section 33; to clean, repair, alter or improve the Premises or the Building; to discharge Tenant's obligations when Tenant has failed to do so within a reasonable time after written notice from Landlord; to post notices of non-responsibility and similar notices and "For Sale" signs and to place "For Lease" signs upon or adjacent to the Building or the Premises at any time within twelve (12) months of the expiration of the term of this Lease. Tenant shall permit Landlord and its agents to enter the Premises at any time in the event of an emergency. When reasonably necessary, Landlord may temporarily close entrances, doors, corridors, elevators or other facilities without liability to Tenant by reason of such closure.

16. <u>WAIVER OF SUBROGATION</u>. Whether the loss or damage is due to the negligence of Tenant or Tenant's agents or employees, or any other cause, Tenant hereby releases Landlord and Landlord's agents and employees from responsibility for and waives its entire claim of recovery for (i) any loss or damage to the personal property of Tenant located in the Building, including the Building itself, arising out of any of the perils which are covered by Tenant's property insurance policy, with extended coverage endorsements, or (ii) loss resulting from business interruption or loss of rental income, at the Premises, arising out of any of the perils which may be covered by the business interruption or by the loss of rental income insurance policy held by Tenant. Tenant

shall cause its insurance carrier(s) to consent to such waiver of all rights of subrogation against Landlord.

17. INDEMNIFICATION. Tenant shall indemnify and hold harmless Landlord, its agents, employees, officers, directors, partners and shareholders from and against any and all liabilities, judgments, demands, causes of action, claims, losses, damages, costs and expenses, including reasonable attorneys' fees and costs, arising out of the use, occupancy, conduct, operation, or management of the Premises by, or the willful misconduct or negligence of, Tenant, its officers, contractors, licensees, agents, servants, employees, guests, invitees, or visitors in or about the Building or arising from any breach or default under this Lease by Tenant, or arising from any accident, injury, or damage, howsoever and by whomsoever caused, to any person or property, occurring in or above the Building or Premises. This indemnification shall survive termination of this Lease. This provision shall not be construed to make Tenant responsible for loss, damage, liability or expense resulting from injuries to third parties caused by the sole negligence of Landlord, or its officers, contractors, licensees, agents, employees, or invitees.

18. ASSIGNMENT AND SUBLETTING.

18.1 Landlord's Consent. Tenant shall not assign this Lease, or sublease all or any part of the Premises, or permit the use of the Premises by any party other than Tenant, without the prior written consent of Landlord. When Tenant requests Landlord's consent to such assignment or sublease, it shall notify Landlord in writing of the name and address of the proposed assignee or subtenant and the nature and character of the business of the proposed assignee or subtenant and shall provide financial information including financial statements of the proposed assignee or subtenant. Tenant shall also provide Landlord with a copy of the proposed sublet or assignment agreement. Landlord shall have the option (to be exercised within thirty (30) days from the submission of Tenant's request) to cancel this Lease as of the commencement date stated in the proposed sublease or assignment. If Landlord shall not exercise its option within the time set forth above, its consent to any proposed assignment or sublease shall not be unreasonably withheld.

18.2 Approved Subleases and Assignments. If Landlord approves an assignment or sublease as herein provided, Tenant shall pay to Landlord, as additional rent due under this Lease, fifty percent (50%) of the excess, if any, between the Rent plus Additional Rent allocable to that part of the Premises affected by such assignment or sublease pursuant to this Lease, and the rent and any additional rent payable by the assignee or subtenant to Tenant. No consent to any assignment or sublease shall constitute a further waiver of the provisions of this Section, and all subsequent assignments or subleases may be made only with the prior written consent of Landlord. An assignee of Tenant, at the option of Landlord, shall become directly liable to Landlord for all obligations of Tenant hereunder, but no sublease or assignment by Tenant shall relive Tenant of any liability hereunder. Any assignment or sublease without Landlord's consent shall be void, and shall, at the option of the Landlord, constitute a default under this Lease. In the event that Landlord shall consent to a sublease or assignment hereunder, Tenant shall pay Landlord's reasonable fees, not to exceed Two Hundred Fifty and no/100ths Dollars ($250.00) per transaction, incurred in connection with the processing of documents necessary to the giving of such consent.

19. ADVERTISING. Tenant shall not display any sign, graphics, notice, picture, or poster, or any advertising matter whatsoever, anywhere in or about the Premises or the Building at places visible from anywhere outside or at the entrance to the Premises without first obtaining Landlord's written consent thereto, such consent to be at Landlord's sole discretion. Tenant shall be responsible to maintain any permitted signs and remove the same at Lease termination. If Tenant shall fail to do so, Landlord may do so at Tenant's cost.

20. LIENS. Tenant shall keep the Premises and the Building free from any liens arising out of any work performed, materials ordered or obligations incurred by or on behalf of Tenant, and Tenant hereby agrees to indemnify and hold Landlord, its agents, employees, independent contractors, officers, directors, partners, and shareholders harmless from any liability, cost or expense for such liens. Tenant shall cause any such lien imposed to be released of record by payment to the lienholder or posting of the proper bond acceptable to Landlord within ten (10) days after the earlier of imposition of the lien or written request by Landlord. Tenant shall give Landlord written notice of Tenant's intention to perform work on the Premises which might result in any claim of lien, at least ten (10) days prior to the commencement of such work. All contracts for such work shall be no-lien contracts, duly recorded prior to the commencement of any work, and shall be first approved by Landlord. If Tenant fails to remove any lien within the prescribed ten (10) day period, or post a satisfactory bond with Landlord, then Landlord may do so at Tenant's expense and Tenant's reimbursement to Landlord for such amount, including attorneys' fees and costs, shall be deemed Additional Rent.

21. DEFAULT.

21.1 Tenant's Default. A default under this Lease by Tenant shall exist if any of the following occurs:

21.1.1 If Tenant fails to pay Rent, Additional Rent or any other charges due under this Lease to be paid when due; or

21.1.2 If Tenant fails to perform any term, covenant or condition of this Lease except those requiring the payment of money, and Tenant fails to cure such breach within fifteen (15) days after written notice from Landlord where such breach could reasonably be cured within such fifteen (15) day period; provided, however, that were such failure could not reasonably be cured within the fifteen (15) day period, that Tenant shall not be in default if it commences such performance within the fifteen (15) day period and diligently thereafter prosecutes the same to completion; and

21.1.3 If Tenant assigns its assets for the benefit of its creditors; or

21.1.4 If Tenant shall have abandoned or vacated the Premises; or

21.1.5 The chronic delinquency by Tenant in the payment of monthly Rent, or any other periodic payments required to be paid by Tenant under this Lease, shall constitute a default. "Chronic delinquency" shall mean failure by Tenant to pay Rent, or any other periodic payments required to be paid by Tenant under this Lease within three (3) days after written notice thereof for any three (3) months (consecutive or nonconsecutive) during any twelve (12) month period. In the event of a chronic delinquency, at Landlord's option, Landlord shall have the additional right to require that Rent be paid by Tenant quarter-annually, in advance. Landlord however does not relinquish any rights under Section 21.2 by exercising its rights under this provision.

21.2 Remedies. Upon a default, Landlord shall have the following remedies, in addition to all other rights and remedies provided by law or otherwise provided in this Lease, to which Landlord may resort cumulatively or in the alternative:

21.2.1 Landlord may continue this Lease in full force and effect, and this Lease shall continue in full force and effect as long as Landlord does not terminate this Lease, and Landlord shall have the right to collect Rent, Additional Rent and other charges due under this Lease when due.

21.2.2 Landlord may terminate Tenant's right to possession of the Premises at any time by giving written notice to that effect, and relet the Premises or any part thereof. On the giving of the notice, all of Tenant's rights in the Premises, shall terminate. Upon such termination, Tenant shall surrender and vacate the Premises in the condition required by Section 25, and Landlord may re-enter and take possession of the Premises and all the remaining improvements or property and eject Tenant or any of the Tenant's subtenants, assignees or other person or persons claiming any right under or through Tenant or eject some and not others or eject none. This Lease may also be terminated by a judgment specifically providing for termination. Any termination under this Section shall not release Tenant from the payment of any sum then due Landlord or from any claim for damages or Rent, Additional Rent or other charges due under this Lease previously accrued or then accruing against Tenant. Upon such termination Tenant shall be liable immediately to Landlord for all costs Landlord incurs in reletting the Premises or any part thereof, including, without limitation, broker's commissions, expenses of cleaning and redecorating the Premises required by the reletting and like costs. Reletting may be for a period shorter or longer than the remaining term of this Lease. No act by Landlord other than giving written notice to tenant shall terminate this Lease. Acts of maintenance, efforts to relet the Premises or the appointment of a receiver on Landlord's initiative to protect Landlord's interest under this Lease shall not constitute a termination of Tenant's right to possession. On termination, Landlord has the right to remove all Tenant's personal property and store same at Tenant's cost and to recover from Tenant as damages:

(a) The worth at the time of award of unpaid Rent, Additional Rent and other charges due under this Lease and payable which had been earned at the time of termination; plus

(b) The worth at the time of award of the amount by which the unpaid Rent, Additional Rent and other charges due and payable under this Lease which would have been payable after termination until the time of award exceeds the amount of such rent loss that Tenant proves could have been reasonably avoided; plus

(c) The worth at the time of award of the amount by which the unpaid Rent, Additional Rent or other charges due and payable under this Lease for the balance of the term after the time of award exceeds the amount of such rent loss that Tenant proves could be reasonably avoided; plus

(d) Any other amount necessary which is to compensate Landlord for all the detriment proximately caused by Tenant's failure to perform Tenant's obligations under this Lease, or which, in the ordinary course of things, would be likely to result therefrom, including, without limitation, any costs or expenses incurred by Landlord: (i) in retaking possession of the Premises; (ii) in maintaining, repairing, preserving, restoring, replacing, cleaning, altering or rehabilitating the Premises or a portion thereof, including such acts for reletting to a new tenant or tenants; (iii) for leasing commissions; or (iv) for any other costs necessary or appropriate to relet the Premises; plus

(e) At Landlord's election, such other amounts in addition to or in lieu of the foregoing as may be permitted from time to time by the laws of the State of Indiana.

The "worth at the time of award" of the amounts referred to in Section 21.2.2 is computed by allowing interest at the maximum interest rate allowed by law on the unpaid Rent, Additional Rent and other charges due and payable under this Lease from the termination date through the date of award. The "worth at the time of award" of the amount referred to in Section 21.2.2(c) is computed by discounting such amount at the prime rate of Landlord's primary lender, at the time of award plus one percent (1%). Tenant waives redemption or relief from forfeiture under any present or future law, in the event Tenant is evicted or Landlord takes possession of the Premises by reason of any default of Tenant hereunder.

21.2.3 Landlord may, with or without terminating this Lease, re-enter the Premises and remove all persons and property from the Premises; such property may be removed and stored in a public warehouse or elsewhere at the cost of and for the account of Tenant. No re-entry or taking possession of the Premises by Landlord pursuant to this section shall be construed as an election to terminate this Lease unless a written notice of such intention is given to Tenant.

22. SUBORDINATION. Upon request of Landlord, Tenant will, in writing, subordinate its rights hereunder to the lien of any mortgage, ground lease or underlying lease now or hereafter in force against the Premises, and to all advances made or hereafter to be made upon the security thereof. Tenant shall execute and return to Landlord any such subordination documents within ten (10) days of Landlord's written request. If Tenant does not provide Landlord with such subordination documents within ten (10) days of Landlord's written request, then Tenant hereby authorizes Landlord to execute such subordination documents acting as duly authorized agent for Tenant. In the event any proceedings are brought for foreclosure, under any mortgage made by the Landlord covering the Premises, Tenant shall attorn to the purchaser at any such foreclosure, or to the grantee of a deed in lieu of foreclosure, and recognize such purchaser or grantee as the Landlord under this Lease. The provisions of this Section to the contrary notwithstanding, and so long as Tenant is not in default hereunder, this Lease shall remain in full force and effect for the full term hereunder.

23. SURRENDER OF POSSESSION. Upon expiration of the term of this Lease, Tenant shall promptly and peacefully surrender the Premises to Landlord in as good condition as when received by Tenant from Landlord or as thereafter improved, reasonable use and wear and tear excepted, all to the reasonable satisfaction of Landlord. If the Premises are not surrendered in accordance with the terms of this Lease, Tenant shall indemnify Landlord and its agents, employees, independent contractors, officers, directors, partners, and shareholders against any loss or liability including reasonable attorneys' fees and costs, and including liability to succeeding tenants, resulting from delay by Tenant in so surrendering the Premises. This indemnification shall survive termination of this Lease.

24. NON-WAIVER. Waiver by Landlord of any breach of any term, covenant or condition herein contained shall not be deemed to be a waiver of such term, covenant, or condition(s); or any

subsequent breach of the same or any other term, covenant or condition of this Lease.

25. HOLDOVER. If Tenant shall, without the written consent of Landlord, hold over after the expiration of the term of this Lease such tenancy shall be deemed a month-to-month tenancy, which tenancy may be terminate as provided by applicable state law. During such tenancy, Tenant agrees to pay to Landlord, each month, the greater of the fair market rental value for the Premises or one hundred fifty percent (150%) of the Rent and Additional Rent payable by Tenant for the last month of the term of this Lease, which ever is greater. The foregoing shall not relieve the Tenant of any liability under Section 23.

26. CONDEMNATION. If twenty (20) percent or more of the Premises or of such portions of the Building as may be required for the reasonable use of the Premises, are taken by eminent domain or sale under threat of condemnation by eminent domain, this Lease shall automatically terminate as of the date title vests in the condemning authority, and all Rent, Additional Rent, and other charges due under this Lease shall be paid to that date. Landlord reserves all rights to all damages and awards to the Premises for any partial or entire taking by eminent domain, and Tenant hereby assigns to Landlord any right Tenant may have to such damages or award, and Tenant shall make no claim against Landlord or the condemning authority for damages for termination of the leasehold interest or interference with Tenant's business. Tenant shall have the right to claim and recover from the condemning authority compensation for any loss which Tenant may incur for Tenant's moving expenses, business interruption or taking of Tenant's personal property (not including Tenant's leasehold interest).

27. NOTICES. All notices and demands which may be required or permitted to be given to either party hereunder shall be in writing, and shall be sent by United States mail, postage prepaid to the addresses set out in Section 1.7, and to such other person or place as each party may from time to time designate in a notice to the other. Notice shall be deemed given upon the earlier of actual receipt or seventy-two (72) hours after deposit in the United States mail, postage prepaid.

28. BROKERS. Tenant represents and warrants to Landlord that neither it nor its officers or agents nor anyone acting on its behalf has dealt with any real estate broker in the negotiating or making of this Lease, and Tenant agrees to indemnify and hold Landlord, its agents, employees, partners, directors, shareholders and independent contractors harmless from all liabilities, costs, demands, judgments, settlements, claims, and losses, including attorneys fees and costs, incurred by Landlord in conjunction with any such claim or claims of any other broker or brokers claiming to have interested Tenant in the Building or Premises or claiming to have caused Tenant to enter into this Lease.

29. <u>LANDLORD'S LIABILITY</u>. Anything in this Lease to the contrary notwithstanding, the covenants, undertakings and agreements herein made on the part of Landlord are made and intended not for the purpose of binding Landlord personally or the assets of Landlord but are made and intended to bind only the Landlord's interest in the Premises and Building, as the same may, from time to time, be encumbered and no personal liability shall at any time be asserted or enforceable against Landlord or its stockholders, officers or partners or their respective heirs, legal representatives, successors and assigns on account of the Lease or on account of any covenant, undertaking or agreement of Landlord in this Lease.

30. <u>ESTOPPEL CERTIFICATES</u>. Tenant shall, from time to time, within ten (10) days of Landlord's written request, execute, acknowledge and deliver to Landlord or its designee a written statement stating: the date the Lease was executed and the date it expires; the date Tenant entered occupancy of the Premises; the amount of Rent, Additional Rent and other charges due under this Lease and the date to which such amounts have been paid; that this Lease is in full force and effect has not been assigned, modified, supplemented or amended in any way (or specifying the date and terms of any agreement so affecting this Lease); that this Lease represents the entire agreement between the parties as to this leasing; that all conditions under this Lease to be performed by the Landlord have been satisfied (or specifying any such conditions that have not been satisfied); that all required contributions by Landlord to Tenant on account of Tenant's improvements have been received (or specifying any such contributions that have not been received); that on this date there are no existing defenses or offset which the Tenant has against the enforcement of this Lease by the Landlord; that no Rent has been paid more than one (1) month in advance; that no security has been deposited with landlord (or, if so, the amount thereof); or any other matters evidencing the status of the Lease, as may be required either by a lender making a loan to Landlord to be secured by a mortgage against the Building, or a purchaser of the Building. It is intended that any such statement delivered pursuant to this paragraph may be relied upon by a prospective purchaser of Landlord's interest or a mortgagee of Landlord's interest or assignee of any mortgage upon Landlord's interest in the Building. If Tenant fails to respond within ten (10) days of receipt by Tenant of a written request by Landlord as herein provided, Tenant shall be deemed to have given such certificate as above provided without modification and shall be deemed to have admitted the accuracy of any information supplied by Landlord to a prospective purchaser or mortgagee.

31. <u>TRANSFER OF LANDLORD'S INTEREST</u>. In the event of any transfer(s) of Landlord's interest in the Premises or the Building, other than a transfer for security purposes only, the transferor shall be automatically relieved of any and all obligations and liabilities on the part of Landlord accruing from and after the date of such transfer, and Tenant agrees to attorn to the transferee.

32. RIGHT TO PERFORM. If Tenant shall fail to pay any sum of money, other than Rent and Additional Rent, required to be paid by it hereunder or shall fail to perform any other act on its part to be performed hereunder, and such failure shall continue for ten (10) days, Landlord may, but shall not be obligated so to do, and without waiving or releasing Tenant from any obligations of Tenant, make any such payment or perform any such other act on Tenant's part to be made or performed as provided in this Lease. Landlord shall have (in addition to any other right or remedy of Landlord) the same rights and remedies in the event of the nonpayment of sums due under this Section as in the case of default by Tenant in the payment of Rent. All sums paid by Landlord and all penalties, interest and costs in connection therewith, shall be due and payable by Tenant on the next day after such payment by Landlord, together with interest thereon at the maximum rate of interest permitted by law from such date to the date of payment.

33. SUBSTITUTED PREMISES. Landlord shall have the right at any time, upon giving Tenant not less than thirty (30) days' notice in writing, to provide and furnish Tenant with space elsewhere in the Building of approximately the same size as the Premises and to place Tenant in such space. In the event of any such relocation of Tenant, Landlord shall pay for Tenant's reasonable moving costs. Should Tenant refuse to permit Landlord to move Tenant to such new space by the end of such thirty (30) day period, Landlord in such event shall have the right to forthwith cancel and terminate this Lease. If Landlord moves Tenant to such new space, this Lease and each and all of its terms, covenants and conditions shall remain in full force and effect and be deemed applicable to such new space; and such new space shall thereafter be deemed to be the "Premises".

34. SALES AND AUCTIONS. Tenant may not display or sell merchandise outside the exterior walls and doorways of the Premises and may not use such areas for storage. Tenant agrees not to install any exterior lighting, amplifiers or similar devices in or about the Premises. Tenant shall not conduct or permit to be conducted any sale by auction in, upon or from the Premises whether said auction be voluntary, involuntary, pursuant to any assignment for the payment of creditors or pursuant to any bankruptcy or other insolvency proceeding.

35. NO ACCESS TO ROOF. Tenant shall have no right of access to the roof of the Premises or the Building and shall not install, repair or replace any aerial, fan, air conditioner or other device on the roof of the Premises or the Building without the prior written consent of Landlord.

36. SECURITY. Tenant hereby agrees to the exercise by Landlord and its agents and employees, within their sole discretion, of such security measures as it deems necessary for the Building.

37. AUTHORITY OF TENANT. If Tenant is a corporation or partnership, each individual executing this Lease on behalf of said

corporation or partnership represents and warrants that he is duly authorized to execute and deliver this Lease on behalf of said corporation or partnership, and that this Lease is binding upon said corporation or partnership.

38. NO ACCORD OR SATISFACTION. No payment by Tenant or receipt by Landlord of a lesser amount than the Rent, Additional Rent, and other charges due under this Lease shall be deemed to be other than on account of the earliest sums due, nor shall any endorsement or statement on any check or accompanying any check or payment be deemed an accord and satisfaction; and Landlord may accept such check or payment without prejudice to Landlord's right to recover the balance of such sums and to pursue any other remedy provided in this Lease.

39. MODIFICATIONS FOR LENDER. If in connection with obtaining financing for the Building or any portion thereof, Landlord's lender shall request reasonable modifications to this Lease as a condition to such financing, Tenant shall not unreasonably withhold, delay, or defer its consent to such modification provided such modifications do not materially adversely affect Tenant's rights hereunder.

40. PARKING. Tenant shall have the right to park in the Building parking facilities in common with other tenants of the Building upon such terms and conditions, including the imposition of a reasonable parking charge, if the same is established by Landlord at any time during the term of this Lease. Tenant agrees not to overburden the parking facilities and agrees to cooperate with Landlord and other tenants in use of the parking facilities. Landlord reserves the right in its absolute discretion to determine whether the parking facilities are becoming overburdened and to allocate and assign parking spaces among Tenant and other tenants, and to reconfigure the parking area and modify the existing ingress to and egress from the parking area as Landlord shall deem appropriate.

41. GENERAL PROVISIONS.

41.1 Acceptance. This Lease shall only become effective and binding upon full execution hereof by Landlord and delivery of a signed copy to Tenant.

41.2 Joint Obligation. If there be more than one Tenant, the obligations hereunder imposed shall be joint and several.

41.3 Marginal Headings, Etc. The marginal headings, Table of Contents, lease summary sheet and titles to the Sections of this Lease are not a part of the Lease and shall have no effect upon the construction or interpretation of any part hereof.

41.4 Choice of Law. This Lease shall be governed by and construed in accordance with the laws of the jurisdiction in which the Premises are located.

41.5 Successors and Assigns. The covenants and conditions herein contained, subject to the provisions as to assignment, inure to and bind the heirs, successors, executors, administrators and assigns of the parties hereto.

41.6 Recordation. Neither Landlord nor Tenant shall record this Lease, but a short-form memorandum hereof may be recorded at the request of Landlord.

41.7 Quiet Possession. Upon Tenant's paying the Rent, Additional Rent, and other charges due under this Lease, and observing and performing all of the covenants, conditions and provisions on Tenant's part to be observed and performed hereunder, Tenant shall have quiet possession of the Premises for the term hereof, subject to all the provisions of this Lease.

41.8 Inability to Perform. This Lease and the obligations of the Tenant hereunder shall not be affected or impaired because the Landlord is unable to fulfill any of its obligations hereunder or is delayed in doing so, if such inability or delay is caused by reason of strike, labor troubles, acts of God, or any other cause beyond the reasonable control of the Landlord.

41.9 Partial Invalidity. Any provision of this Lease which shall prove to be invalid, void, or illegal shall in no way affect, impair or invalidate any other provision hereof and such other provision(s) shall remain in full force and effect.

41.10 Cumulative Remedies. No remedy or election hereunder shall be deemed exclusive but shall, whenever possible, be cumulative with all other remedies at law or in equity.

41.11 Entire Agreement. This Lease contains the entire agreement of the parties hereto and no representations, inducements, promises or agreements, oral or otherwise, between the parties, not embodied herein, shall be of any force or effect.

42. RULES AND REGULATIONS. Tenant agrees to comply with such reasonable rules and regulations as Landlord may adopt from time to time for the orderly and proper operation of the Building and parking and other common areas. Such rules may include but shall not be limited to the following: (i) restricting of employee parking to a limited, designated area or areas; and (ii) regulation of the removal, storage and disposal of Tenant's refuse and other rubbish at the sole cost and expense of Tenant. The rules and regulations shall be binding upon Tenant upon delivery of a copy of them to Tenant. Landlord shall not be responsible to Tenant for the nonperformance of any of said rules and regulations by any other tenants or occupants of the Building.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease, in triplicate, on the day and year first above written.

TENANT:

DAVIS HOMES, L.P.

By: [signature]
Printed Name: Charles R. Davis
Its: Chairman Of Board

LANDLORD:

WHITE RIVER ASSOCIATES, L.P.

By: [signature]
Printed Name: Charles R. Davis
Its: President

Exhibit A-2


BALCONY
BALCONY
BALCONY
BALCONY
Davis Homes L.P.
TENANT AREA
TENANT AREA
TENANT AREA
CORRIDOR
W
M
LOBBY

1ST FLOOR PLAN

LAKE CLEARWATER

82nd at Dean Road

Indianapolis, Indiana
46240


LOWER LEVEL PLAN
TENANT AREA
CORRIDOR
DAVIS HOMES L.P.
ATRIUM
V
M
W
S
EXERCISE
CORRIDOR
TENANT AREA
STORAGE
LAKE CLEARWATER
82nd at Dean Road
Indianapolis, Indiana
46240

Exhibit A-2


BALCONY
BALCONY
BALCONY
BALCONY
Davis Homes L.P.
TENANT AREA
TENANT AREA
TENANT AREA
CORRIDOR
LOBBY
W
M

1ST FLOOR PLAN

LAKE CLEARWATER

82nd at Dean Road

Indianapolis, Indiana

46240

THIRD FLOOR PLAN


BALCONY
BALCONY
TENANT AREA
Davis Homes L.P.
CORRIDOR
ATRIUM
W
M
TENANT AREA
TENANT AREA
BALCONY
BALCONY

LAKE CLEARWATER
82nd at Dean Road
Indianapolis, Indiana
46240

EXHIBIT B

Prior to the commencement of any tenant finish work in the Premises ("Tenant Work"), the Tenant shall provide the following to the Landlord, all of which shall be to the Landlord's reasonable satisfaction:

1. Plans and specifications for the Tenant Work.

2. A budget and cost breakdown for the Tenant Work.

3. A building permit for the Tenant Work.

4. At the request of the Landlord, a copy of the No-Lien Construction Contract with the contractor, which Contract shall be satisfactory in all respects to Landlord and shall be recorded prior to the commencement of any Tenant Work.

5. The Tenant shall be solely responsible for the construction and completion of the Tenant Work and for the payment of all amounts due and payable in connection therewith, without cost or expense to Landlord. Tenant shall diligently proceed with the construction and completion of the Tenant Work in accordance with the plans and specifications therefor approved by Landlord. Tenant shall secure all licenses and permits necessary for performance of the Tenant Work and for occupancy of the space. No material changes shall be made from the plans and specifications approved by the Landlord, without the Landlord's prior written consent.

   No materials, equipment, furniture, fixtures or any other property shall be delivered to or installed upon the Premises pursuant to any agreement by which another party has a security interest or rights to remove or repossess such items, without the prior written consent of Landlord.

   Landlord shall at all times have a right to inspect the Tenant Work and Tenant shall immediately cease work upon written notice from the Landlord.

   Tenant shall pay and discharge promptly and fully all claims for labor done and materials and services furnished in connection with the Tenant Work. Tenant shall obtain from each contractor, subcontractor, and materialman, prior to such contractor's, subcontractor's or materialman's commencement of work on the Premises, a mechanics lien waiver in form suitable for recording.

   Tenant shall indemnify, defend and save and hold the Landlord harmless against any and all claims, demands, lawsuits, expenses, damages and causes of action asserted by any person arising out of, caused by or relating to the Tenant Work or the Tenant's use or operation of the Premises. The foregoing indemnity shall include all expenses of Landlord, including attorneys' fees and court costs, incurred in connection with any such claim. The provisions of this paragraph shall survive the termination of the Lease.

Tenant shall maintain during the performance of the Tenant Work, at its sole cost and expense, insurance of they types and in the amounts specified in the Lease together with builders' risk insurance for the amount of completed value of the Tenant Work on an all-risk non-reporting form covering all improvements under construction, including building materials, and other insurance, in amounts and against such risks as the Landlord shall reasonably require in connection with the Tenant Work.

CRD' 151
12/9/97

ADDENDUM NO. 1
(**Davis Homes, LLC** Lease)

This Addendum ("Addendum") dated as of December 1, 1997, is attached to and made a part of that certain Lease Agreement (the "Lease") dated November 22, 1993, by and between White River Associates, L.P., an Indiana limited partnership ("Landlord"), and Davis Homes, L.P., an Indiana limited partnership, whose entire interest thereunder, as tenant, has been acquired by Davis Homes, LLC, an Indiana limited liability company ("Tenant). In the event of any inconsistency between the terms of this Addendum and the Lease, the terms and conditions of this Addendum shall control. Terms used herein, not otherwise defined herein, shall have the meanings ascribed to them in the Lease.

(a) Lease Summary Sheet. The Lease Summary Sheet is amended as follows (the paragraph numbers below correspond to the paragraph numbers set forth in the Lease Summary Sheet amended hereby):

4. PREMISES:
3755 East 82nd Street, **13,077** square feet on the first floor, **no** square feet on the second floor, **4,086** square feet on the third floor and **764** square feet in the lower floor as shown on Exhibit A attached hereto and made a part hereof (the "Space"). The Space, comprised of **17,927** square feet, is hereby designated as the "Premises", effective as of January 1, 1998 (the "Effective Date"). As amended hereby and effective as of the Effective Date, the Premises is and shall be comprised solely of **17,927** square feet of space as shown and identified as such on Exhibit "A" attached hereto and made a part hereof, and no other space.

5. INITIAL TERMINATION DATE OF LEASE:
December 31, 2002

6. OPTIONS TO RENEW:
Two (2) for five (5) years (each)

7. BASIC RENT (per annum):
$322,686.00 (17,927 feet X $18.00)

.00

8. COMMENCEMENT DATE:
January 1, 1998

9. AGREED AREAS:

Total Rentable Area of Building:	**52,120** square feet
Total Area of Premises:	**17,927** square feet
Tenant's Percentage of Building:	**34.40%**

10. EXPENSE STOP:
$6.00

11. LATE CHARGES:
See Section 6 of Lease

(b) Purpose. A purpose of this Addendum is to memorialize Landlord's and Tenant's agreement, as of the date first set forth above, to modify the Lease effective as of the Effective Date.

(c) Effect. Except as otherwise expressly provided herein to the contrary, the terms of the Lease shall remain in full force and effect without modification.

DAVIS HOMES, LLC, an Indiana limited liability company

By: [signature]

Printed Name: Charles R Davis

Title: Chairman

("Tenant")

WHITE RIVER ASSOCIATES, L.P., an Indiana limited partnership, by its general partner

WHITE RIVER ASSOCIATES, INC., an Indiana corporation

By: [signature]
Charles R. Davis, Chairman

("Landlord")

ADDENDUM NO. 2
(**Davis Homes, LLC** Lease)

This Addendum ("Addendum") dated as of March 31, 2000, is attached to and made a part of that certain Lease Agreement (the "Lease") dated November 22, 1993, by and between White River Associates, L.P., an Indiana limited partnership ("Landlord"), and Davis Homes, LLC, an Indiana limited liability company ("Tenant). In the event of any inconsistency between the terms of this Addendum and the Lease, the terms and conditions of this Addendum shall control. Terms used herein, not otherwise defined herein, shall have the meanings ascribed to them in the Lease.

(a) Lease Summary Sheet. The Lease Summary Sheet is amended as follows (the paragraph numbers below correspond to the paragraph numbers set forth in the Lease Summary Sheet amended hereby):

4. PREMISES:
The Lease is hereby amended by adding the space described on Exhibit "A" attached hereto and made a part hereof, comprised of **2,583** square feet (the "Additional Space"), to the terms of the Lease with the effect, among other things, that the Leased Premises is now comprised of **20,510** square feet, being **2,583** square feet of Additional Space plus **17,927** square feet heretofore subject to the Lease (collectively, the "Space"). The Space, comprised of 20,510 square feet, is hereby designated as the "Premises", effective as of JANUARY 1, 2000 (the "Effective Date"). As amended hereby and effective as of the Effective Date, the Premises is and shall be comprised solely of **20,510** square feet of Space, and no other space.

5. INITIAL TERMINATION DATE OF LEASE:
December 31, 2002

6. OPTIONS TO RENEW:
Two (2) for five (5) years (each)

7. BASIC RENT (per annum):
$369,180.00 (20,510 feet X $18.00)

.00

8. COMMENCEMENT DATE:
January 1, 1998

9. AGREED AREAS:

Total Rentable Area of Building:	52,120 square feet
Total Area of Premises:	20,510 square feet
Tenant's Percentage of Building:	39.35%

10. EXPENSE STOP:
$6.00

11. LATE CHARGES:
See Section 6 of Lease

(b) Purpose. A purpose of this Addendum is to memorialize Landlord's and Tenant's agreement, as of the date first set forth above, to modify the Lease effective as of the Effective Date.

(c) Effect. Except as otherwise expressly provided herein to the contrary, the terms of the Lease shall remain in full force and effect without modification.

DAVIS HOMES, LLC, an Indiana limited liability company

By: Ronald J. Shady, Jr

Printed Name: RONALD E. SHADY, JR.

Title: VICE PRESIDENT

("Tenant")

WHITE RIVER ASSOCIATES, L.P., an Indiana limited partnership, by its general partner

WHITE RIVER ASSOCIATES, INC., an Indiana corporation

By: [signature]
Charles R. Davis, Chairman

("Landlord")

[hatched box] = LEASED PREMISES (NEW SPACE)

EXHIBIT "A-2"

~~(PREMIER PROPERTIES)~~

2583 # FOR ACCOUNTING DEPT. (LOWER LEVEL)



TENANT AREA
ATRIUM
CORRIDOR
CORRIDOR
W
EXERCISE
S
V
M
S
STORAGE

LOWER
ER LEVEL PLAN



S
E
W
N

LAKE CLEARWATER

82nd at Dean Road

Indianapolis, Indiana

46240

LEASE

BY AND BETWEEN

WHITE RIVER ASSOCIATES, L.P.

("Landlord")

AND

DAVIS FINANCIAL SERVICES CORPORATION

("Tenant")

TABLE OF CONTENTS

ARTICLE

EXHIBIT(S) A	-	LOCATION(S) AND DIMENSIONS OF PREMISES
EXHIBIT B	-	TENANT WORK FUNDINGS

LEASE SUMMARY SHEET

1. LANDLORD:
White River Associates, L.P.
3755 East 82nd Street, Suite 300
Indianapolis, Indiana 46240
Attn: Charles R. Davis

2. TENANT:
Davis Financial Services Corporation

3. TENANT'S ADDRESS:
3755 East 82nd Street, Suite 250
Indianapolis, Indiana 46240

4. PREMISES:
3755 East 82nd Street, 1863 square feet on second floor, as shown on Exhibit A attached hereto and made a part hereof.

5. INITIAL TERMINATION DATE OF LEASE:
December 31, 1997

6. OPTIONS TO RENEW:
Twice (2) for five (5) years (each)

7. BASIC RENT (per annum):
$32,602.56

8. COMMENCEMENT DATE:
July 1, 1993

9. AGREED AREAS:
Total Rentable Are of Building: 51,113 square feet
Total Area of Premises: 1863 square feet
Tenant's Percentage of Building: 3.64%

10. EXPENSE STOP:
$6.00

11. LATE CHARGES:
See Section 6 of Lease

Initials: Landlord: CRD   Initials: Tenant: CRD

LEASE

THIS LEASE is made this 22nd day of November, 1993, by and between White River Associates, L.P., an Indiana limited partnership and Davis Financial Services Corporation, an Indiana corporation ("Tenant").

RECITALS:

Landlord, for and in consideration of the rents and all other charges and payments hereunder and of the covenants, agreements, terms, provisions and conditions to be kept and performed hereunder by Tenant, demises and leases to Tenant, and Tenant hereby hires and leases from Landlord, the premises described below ("Premises"), subject to all matters hereinafter set forth and upon and subject to the covenants, agreements, terms, provisions and conditions of this Lease for the term hereinafter stated.

NOW, THEREFORE, Landlord and Tenant agree to the following, unless otherwise specifically modified by provisions of this Lease:

1. TERMS.

1.1 Premises. The Premises demised by this Lease are comprised of the aggregate square feet of space set forth in the "Lease Summary Sheet" identified as such and attached hereto as page (iii) and made a part hereof located in the Lake Clearwater Office Building ("Building") at 3755 East 82nd Street, Indianapolis, Indiana, together with a nonexclusive right to use parking and other common areas as located and relocated from time to time. The location and dimensions of the Premises are shown on the Lease Summary Sheet. No easement for light or air is granted hereby.

1.2 Agreed Areas. See Lease Summary Sheet.

1.3 Lease Term. The initial term of this Lease shall commence on the date set forth on the Lease Summary Sheet (the "Lease Commencement Date"), and shall continue until the last day of the calendar month set forth as the initial termination date on the Lease Summary Sheet.

1.4 Rent. The basic rent ("Rent") is as shown on the Lease Summary Sheet, payable pursuant to Section 3 hereof. In addition to the Rent, Tenant shall pay the Additional Rent described in Section 1.5, which shall be deemed rent due under this Lease.

1.5 Additional Rent.

1.5.1 As used herein, the following terms shall mean:

(a) Operating Expenses:

(A) The following expenses, costs and disbursements, which shall be customary and reasonable in amount and nature, which Landlord is obligated to pay in connection with the operation, maintenance and repair of the Property: (a) wages, salaries, fees and costs to Landlord of all persons engaged in the operation, maintenance and repair of the Property, including taxes, workers' compensation insurance and benefits relating thereto, provided that in the cases of persons employed less than full-time for the operation, maintenance and repair solely of the Property, all of the foregoing costs shall be allocated to the Property on the basis of the percentage of such person's time actually spent in the operation, maintenance and repair of the Property; (b) cost of supplies, materials, tools and equipment used in the operation, maintenance, repair and replacement of the Property and/or components thereof, excluding those costs relating to the making of capital improvements incurred by Landlord other than those capital improvements which increase the efficient operation of the Property; (c) electricity, water, heat, fuel, air conditioning, ventilating and other utility and service charges with respect to any portion of the Building except to the extent to which these are actually paid by specific occupants; (d) charges to Landlord pursuant to management, maintenance, janitorial, security and other service agreements, provided that such charges do not exceed the customary charges for such services for comparable first-class office buildings in the vicinity of the Property; (e) cost of cleaning, repairs and general maintenance of the Premises, the Building and the exterior portions of the Property (including snow removal), including the Parking Area, loading areas, sidewalks, driveways and landscaping; (f) assessments made by any Owner's Association to which the Building is subject; (g) capital items which are incurred for ordinary and necessary repairs, maintenance and replacements of any component parts of the Building or other improvements located on the Common Area, or which increase the efficient operation of the Property, amortized on any permitted basis under applicable tax laws and in accordance with generally accepted accounting principles; (h) the cost of insurance maintained by Landlord covering the Building, parking areas and other common areas and activities conducted thereon; (i) legal (excluding legal work in connection with the negotiation or enforcement of this Lease or occupancy agreements) and accounting fees and disbursements; and (j) a fee for management services for the Building of 3.5% of the sum of the amounts included in Section 1.5.1(a).

(B) Operating Expenses shall not include (i) capital improvement items except as provided in (A) above; (ii) specific costs which are paid by specific occupants of the Building; (iii) costs which are reimbursable by or recoverable from third parties, such as insurers or guarantors, but only to the extent such costs are actually reimbursed or recovered; (iv) costs of repairs or maintenance required by reason of the grossly negligent act or omission, or the willful act or omission, of Landlord, of the officers, directors, employees, contractors, servants or agents of Landlord; or (v) costs which are paid by Tenant in exercise of Tenant's right to cure any default by Landlord hereunder, but only to the extent such costs are not reimbursed to Tenant by Landlord. Operating Expenses shall not include payments to affiliates of Landlord for goods or services provided to Landlord to the extent such payments exceed the customary charges for such goods or services for comparable first-class office buildings in the general vicinity of the Property.

(b) Taxes: All general real estate taxes (exclusive of special or betterment assessments except as otherwise expressly provided herein), school taxes, water rents, rates and charges, sewer rents and other charges ordinarily imposed by governmental authorities, and assessed against the Property, which first become due and payable during the Term. "Taxes" shall not include (a) any of the foregoing which first become due and payable prior to the Commencement Date; (b) inheritance, estate, gift, excise, franchise, income, gross receipts, capital levy, revenue, rent, payroll, stamp or profit taxes, however designated, except to the extent to which after the Commencement Date Landlord demonstrates to Tenant's reasonable satisfaction that such tax is being imposed in lieu of or in substitution for one or more "Taxes" as above defined; (c) any "Taxes" due to an increase in the assessed value of the Land or Building which results from an improvement made to, or a use made of, the Land or Building (exclusive of the Premises) after the date of this Lease other than reasonable tenant improvements to other portions of the Building which are consistent with the general character of the Building and other improvements contemplated to be made by Landlord to fully complete the construction of the Building; (d) any tax upon the sale, transfer and/or assignment of Landlord's interest in the Property, or any increase in "Taxes" resulting from such sale, transfer, and/or assignment; or (e) any interest or penalties resulting from the late payment of "Taxes" by Landlord.

1.5.2 Operating Expenses. Tenant shall pay, as Additional Rent, on the first day of each calendar month during the Term, if the aggregate amount of Operating Expenses exceeds an amount equal to the "Expense Stop" set forth in the Lease Summary Sheet (which is expressed as a dollar amount per square foot per annum), Tenant's Share of such excess in which event, such Additional Rent shall be payable as set forth in Section 1.5.3 below. Tenant's obligation under this Section 1.5.2 shall be pro-rated for partial calendar years at the beginning or end of the Term.

1.5.3 Payment of Operating Expenses.

(a) Within ninety (90) days after the end of each calendar year during the Term, Landlord shall deliver to Tenant a written statement, prepared in accordance with generally accepted accounting principles and certified by an officer of Landlord, showing the following:

(i) for the calendar year just ended (A) the amount of Operating Expenses as shown on such certified statement prepared by Landlord, (B) the amount (if any) of Tenant's obligation under Section 1.5.2 hereof on account of Operating Expenses, and (C) the aggregate amount previously paid by Tenant pursuant to Section 1.5.3(c) for such calendar year, and

(ii) for the then-current calendar year Landlord's good faith estimates (based on Landlord's budget for the then current calendar year) of (A) the amount of Operating Expenses, and (B) the amount (if any) of Tenant's obligation under Section 1.5.2 hereof on account thereof.

(b) If such statement shows that the amount due under Section 1.5.2 hereof on account of Operating Expenses for the calendar year just ended exceeded the amount paid by Tenant, if any, pursuant to Section 1.5.2 and/or Section 1.5.3(c) hereof on account thereof, Tenant shall pay the amount of such difference to Landlord on the next day on which Base Rent is due which is not less than thirty (30) days after receipt by Tenant of such statement. If such statement shows that the amount paid by Tenant pursuant to Section 1.5.2 and/or Section 1.5.3(c) hereof on account of Operating Expenses for the calendar year just ended exceeded the amount due under Section 1.5.2 hereof, such excess shall, at Landlord's option, either be credited by Landlord against the monthly installments of Additional Rent next falling due or promptly refunded to Tenant.

(c) Tenant shall pay to Landlord in advance for each calendar month of the Term falling between receipt by Tenant of a statement pursuant to Section 1.5.3(a) and receipt by Tenant of the next such statement, as Additional Rent, an amount equal to 1/12th of the amount (if any) shown thereon as Tenant's obligation under Section 1.5.2 hereof on account of Operating Expenses for the then-current calendar year. The amount due under this Section 1.5.3(c) shall be paid with Tenant's monthly payments of Base Rent and shall be credited by Landlord to Tenant's obligations under Section 1.5.2.

1.5.4 Payment of Taxes. Tenant shall pay to Landlord, as Additional Rent, Tenant's Share of Taxes. Upon receipt of a bill for Taxes, Landlord shall deliver a copy of the bill to Tenant, and Tenant shall pay such amount to Landlord within thirty (30) days of Tenant's receipt of such notice and bill, but in no event earlier than ten (10) days prior to the last date on which payment of such bill is due to the issuing municipality without penalty. Tenant's obligations under this Section 1.5.4 shall be pro-rated for partial calendar years at the beginning or end of the Term.

1.5.5 Special and Betterment Assessments. Landlord shall pay when due all special assessments and betterment assessments for municipal improvements levied against the Land or the Building during the Term. To the extent to which Landlord is permitted by law to elect to pay such assessments in installments, Landlord shall make such election so as to pay such assessments over the longest period of time permitted by law, and there shall be included in Taxes for each calendar year (or portion thereof) included in the Term only those installments which become due during such real estate tax year (or portion thereof).

1.5.6 Landlord's Books and Records. Upon at least ten (10) Business Days' prior written notice from Tenant, Landlord shall make available to Tenant at Landlord's Address for review or by audit by Tenant and its agents during Building Hours all of Landlord's books, records and documents relating to Operating Expenses and Taxes for the Property for the then-current and the two most recent calendar years.

1.6 Options to Renew. Landlord hereby grants to Tenant the option to extend the term of this Lease for up to the number of additional consecutive periods shown on the Lease Summary Sheet, upon all of the terms and conditions contained herein, each exercisable by Tenant's written notice to Landlord of such exercise given not later than six (6) months prior to the expiration of the then current initial term or option period, as the case may be. Base Rent for each option period validly exercised by Tenant shall be one hundred three percent (103%) of the Base Rent during the immediately preceding initial term or option period, as the case may be.

1.7 Notices and Payments Addresses.

If to Landlord:	If to Tenant:
See Lease Summary Sheet	See Lease Summary Sheet

2. DELIVERY OF POSSESSION. If Landlord is unable to deliver possession of the Premises to Tenant on the Lease Commencement Date this Lease shall not be void or voidable, nor shall Landlord be liable to Tenant for any loss or damage resulting therefrom, nor shall the Lease Expiration Date of this Lease be extended, but in such event Tenant shall not be liable for any Rent, Additional Rent, and other charges due under this Lease until such time as Landlord tenders delivery of possession of the Premises to Tenant. Should Landlord tender possession of the Premises to Tenant prior to the date specified as the Lease Commencement Date, and Tenant elects to accept such prior tender, such prior occupancy shall be subject to all terms, covenants and conditions of this Lease, including the payment of Rent, Additional Rent, and other charges due under this Lease.

3. PAYMENT OF RENT. Tenant shall pay Landlord the Rent and Additional Rent and any other payments due under this Lease without prior notice, deduction or offset, without relief from valuation or appraisement laws, in lawful money of the United States of America or in the lawful money of the Republic of Poland in advance on or before the first day of each month, except that

the first month's Rent shall be paid upon the execution hereof, at the address noted in Section 1.7, or to such other party or at such other place as Landlord may hereafter from time to time designate in writing. Rent and other amounts due under this Lease for any partial month at the beginning or end of the Lease term shall be prorated.

4. ANNUAL REPORTS. Tenant shall deliver to Landlord annually, within seventy-five (75) days following the and of each fiscal year of Tenant, financial statements in such form as may be satisfactory to Tenant's primary lender, which statements, at a minimum, shall be prepared by a Certified Public Accountant on a review basis. Such statements shall include all details of operations of Tenant, including a profit and loss statement, a balance sheet and a reconciliation of surplus.

5. USES.

5.1 Permitted Uses. The Premises are to be used for general office purposes and related incidental purposes ("Permitted Uses") and for no other business or purpose without the prior written consent of Landlord. No act shall be done in or about the Premises that is unlawful or that will increase the existing rate of insurance on the Building. In the event of a breach of this covenant, Tenant shall pay to Landlord any and all increases in insurance premiums resulting from such breach. Tenant shall not commit or allow to be committed any waste upon the Premises, or any public or private nuisance or other act or thing which disturbs the quiet enjoyment of any other tenant in the Building. If any of the Tenant's office machines or equipment disturb any other tenant in the Building, then Tenant shall provide adequate insulation, or take such other action as may be necessary to eliminate the noise or disturbance. Tenant, at its expense, shall (i) promptly comply with all orders, ordinances, and laws of any and all municipal, state, and federal authorities, boards, and commissions as to the Premises, and all rules and regulations as they currently or hereafter may exist, and Tenant shall promptly execute any and all such orders involving or including alterations or additions of the Premises, (ii) comply with any and all orders, rules, regulations, and recommendations of any Board of Fire Underwriters or any similar organization, regardless of when made, and (iii) observe such reasonable rules and regulations as may be adopted and made available to Tenant by Landlord from time to time for the safety, care and cleanliness of the Premises or the Building and for the preservation of good order therein.

5.2 Hazardous Materials. Tenant covenants not to introduce any hazardous or toxic materials onto the Premises without complying with all applicable Federal, State and local laws or ordinances pertaining to the storage, use or disposal of such materials, including but not limited to obtaining proper permits. If Tenant's storage, use or disposal of hazardous or toxic materials on the Premises results in (i) contamination of the soil or surface or ground water or (ii) loss or damage to person(s) or property, then Tenant agrees to clean up the contamination and indemnify, defend and hold Landlord harmless from and against any claims, suits, causes of action, costs and fees, including attorney's fees and costs, arising from or connected with any such contamination, loss or damage. This provision shall survive termination of this Lease.

6. <u>LATE CHARGES</u>. Tenant hereby acknowledges that late payment to Landlord of Rent, Additional Rent or other charges due under this Lease will cause Landlord to incur costs not contemplated by this Lease, the exact amount of which will be extremely difficult to ascertain. If any Rent, Additional Rent or other charges due under this Lease from Tenant is not received by Landlord or Landlord's designated agent when due, then Tenant shall pay to Landlord a late charge equal to five percent (5%) of such overdue amount, plus any attorneys' fees and costs incurred by Landlord by reason of Tenant's failure to pay Rent, Additional Rent or other charges due under this Lease when due hereunder. The parties hereby agree that such late charge represent a fair and reasonable estimate of the cost that Landlord will incur by reason of Tenant's late payment. Landlord's acceptance of such late charge shall not constitute a waiver of Tenant's default with respect to such overdue amount or estop Landlord from exercising any of the other rights and remedies granted hereunder.

7. <u>REPAIRS AND MAINTENANCE</u>. Landlord shall maintain, or cause to be maintained, the common areas of the Building, such as lobbies, elevators, stairs, parking areas, landscaping, sidewalks, and corridors, the roof, foundations, and exterior walls of the Building, and the underground utility and sewer pipes outside the exterior walls of the Building, if any, except any of such repairs rendered necessary by the negligence or willful misconduct of Tenant, its agents, customers, employees, independent contractors, guests or invitees, the repair of which shall be paid for by Tenant within ten (10) days of Landlord's written demand. Subject to Landlord's right of access pursuant to Section 15, Tenant shall be exclusively responsible for the interior of the Premises and shall make any repair, maintenance or alteration which is required by any applicable federal, state or local law, ordinance rule or regulation as same may be in effect from time to time, and Landlord shall be under no obligation to inspect the Premises. Tenant shall promptly report in writing to Landlord any defective condition known to it which Landlord is required to repair, and failure to so report such defects shall make Tenant responsible to Landlord for any liability incurred by Landlord by reason of such conditions. Tenant hereby waives the right to make repairs at Landlord's expense under any law, statute or ordinance now or hereafter in effect.

8. <u>UTILITIES AND SERVICES</u>.

8.1 <u>Hours of Service</u>. From 8:00 a.m. to 6:00 p.m. on weekdays ("Normal Business Hours") and from 8:00 a.m. to 2:00 p.m. on Saturday ("Saturday Mornings") (excluding legal holidays),

Landlord shall furnish to the Premises electricity for lighting and operation of low-power usage office machines, water, heat and air conditioning, and elevator service. During all other hours, Landlord shall furnish such service except for heat and air conditioning.

8.2 Additional Services. If requested by Tenant, Landlord shall furnish heat and air conditioning at times other than Normal Business Hours and Saturday Mornings and the cost of such services as established by Landlord shall be paid by Tenant as Additional Rent, payable as provided in Section 3. Landlord shall also provide toilet room supplies, window washing at reasonable intervals, and customary Building janitorial service or other types of services provided or caused to be provided by Landlord to Tenant which are in addition to the services ordinarily provided Building tenants shall be paid to Landlord by Tenant. Landlord shall not be liable for any loss, injury or damage to property caused by or resulting from any variation, interruption, or failure of such services due to any cause whatsoever, or from failure to make any repairs or perform any maintenance. In no event shall Landlord be liable to Tenant for any damage to the Premises or for any loss, damage or injury to any property therein or thereon occasioned by bursting, rupture, leakage or overflow of any plumbing or other pipes or other similar cause in, above, upon or about the Premises or the Building.

9. LIABILITY INSURANCE. Tenant shall, at Tenant's expense, obtain and keep in force during the term of this Lease a policy of comprehensive general liability insurance, including personal injury liability, contractual liability, products and completed operations liability and liquor liability (if applicable), insuring Landlord and Tenant against any liability arising out of the ownership, use, occupancy or maintenance of the Premises. Such insurance shall be in the amount of not less than One Million and no/100ths Dollars ($1,000,000.00) for bodily injury and property damage for any one accident or occurrence. The limit of any of such insurance shall not limit the liability of Tenant hereunder. If Tenant fails to procure and maintain such insurance, Landlord may, but shall not be required to, procure and maintain the same, at Tenant's expense to be reimbursed by Tenant within ten (10) days of written demand. All insurance required to be obtained by Tenant hereunder shall be issued by companies acceptable to Landlord. On or before the Lease Commencement Date, Tenant shall deliver to Landlord certificates of liability insurance required herein with loss payable clauses satisfactory to Landlord. Any deductible under such insurance policy in excess of One Thousand and no/100ths Dollars ($1,000.00) must be approved by Landlord in writing prior to issuance of such policy. No policy shall be cancelable or subject to reduction of coverage except upon thirty (30) days' prior written notice to Landlord. All such policies shall name Landlord and its agents as named insureds, shall be written as primary policies not contributing with and not in excess of coverage which Landlord may carry. Tenant shall obtain any

revised or increased coverage required by Landlord within thirty (30) days of any such notification from Landlord.

10. FIRE INSURANCE - FIXTURES AND EQUIPMENT. Tenant shall maintain in full force and effect on all Tenant's trade fixtures, equipment and personal property on or in the Premises, a policy of all risk property insurance covering the full replacement value of such property. Tenant shall provide and keep in force with companies satisfactory to Landlord, business interruption and/or loss of rental insurance in an amount equivalent to six (6) months Rent and Additional Rent which shall not contain a deductible greater than seventy-two (72) hours. Tenant shall furnish Landlord with a certificate of such insurance naming Landlord as an additional insured. No policy shall be cancelable or subject to reduction of coverage except upon thirty (30) days' prior written notice to Landlord.

11. DAMAGE OR DESTRUCTION.

11.1 Damage Repair. If the Premises shall be destroyed or rendered untenantable, either wholly or in part, by fire or other casualty, Landlord may, at its option, (i) terminate this Lease effective as of the date of such damage or destruction, or (ii) restore the Premises to their previous condition, and in the meantime the Rent shall be abated in the same proportion as the untenantable portion of the Premises bears to the whole thereof, and this Lease shall continue in full force and effect. If the damage is due, directly or indirectly, to the fault or neglect of Tenant, or its officers, contractors, licensees, agents, servants, employees, guests, invitees or visitors, there shall be no abatement of Rent, except to the extent Landlord receives proceeds from any applicable insurance policy of Tenant to compensate Landlord for loss of Rent.

11.2 Termination for Material or Uninsured Damages. If the Building shall be destroyed or damaged by fire or other casualty insured against under Landlord's fire and extended coverage insurance policy to the extent that more than fifty percent (50%) thereof is rendered untenantable, or if the Building shall be materially destroyed or damaged by any other casualty other than those covered by such insurance policy, notwithstanding that the Premises may be unaffected directly by such destruction or damage, Landlord may, at its election, terminate this Lease by notice in writing to Tenant within sixty (60) days after such destruction or damage. Such notice shall be effective thirty (30) days after receipt thereof by Tenant.

11.3 Business Interruption. Other than rental abatement provided in Section 11.1, no damages, compensation or claim shall be payable by Landlord for inconvenience or loss of business arising from interruption of business, repair or restoration of the Building or Premises.

11.4 Repairs. Landlord's obligations should it elect to repair, shall be limited to the base Building, common areas and the interior improvements installed by Landlord. Anything herein to the contrary notwithstanding, if the Premises are destroyed or damaged during the last twelve (12) months of the term of this Lease, then Landlord may, at its option, cancel and terminate this Lease as of the date of the occurrence of such damage.

12. ALTERATIONS AND ADDITIONS; REMOVAL OF FIXTURES. Tenant shall not make or allow to be made any alterations, additions or improvements to or on the Premises without first obtaining the written consent of Landlord. Any such alterations, additions or improvements, including, but not limited to, wall covering, paneling and built-in cabinet work, but excepting movable furniture and trade fixtures, shall be made at Tenant's sole expense, according to plans and specifications approved in writing by Landlord, in compliance with all applicable federal, state or local laws, ordinances, rules and regulations, including, but not limited to, the Americans with Disabilities Act, by a licensed contractor, and in a good and workmanlike manner conforming in quality and design with the Premises existing as of the Lease Commencement Date, shall not diminish the value of the Building or the Premises and shall at once become a part of the realty and shall be surrendered with the Premises. Upon the expiration or sooner termination of the term hereof, Tenant shall, upon written demand by Landlord, at Tenant's sole expense, with due diligence, remove any alterations, additions, or improvements made by Tenant, designated by Landlord to be removed, and repair any damage to the Premises caused by such removal. Tenant shall remove all of its movable property and trade fixtures which can be removed without damage to the Premises at the termination of this Lease, either by expiration of the term or other cause, and shall pay Landlord any damages for injury to the Premises or Building resulting from such removal. If Tenant shall fail to remove any of its property of any nature whatsoever from the Premises or Building at the termination of this Lease or when Landlord has the right of reentry, Landlord may, in accordance with the provisions of applicable statutes governing commercial landlord and tenant matters, retain such property or remove and store such property without liability for loss thereof or damage thereto, such storage to be for the account and at the expense of Tenant. If Tenant fails to pay the cost of storing any such property within thirty (30) days, Landlord may sell any or all such property at public or private sale, without notice to Tenant, and shall apply the proceeds of such sale to the following costs in the following order: (i) the cost and expense of such sale, including reasonable attorneys' fees, (ii) the payment of the costs or charges for storing any such property, and (iii) the payment of any other sums which may then be or thereafter become due Landlord from Tenant under any of the terms hereof. The balance, if any, shall be paid to Tenant.

13. ACCEPTANCE OF PREMISES. Unless Landlord has expressly agreed in this Lease to perform certain tenant improvement work in the Premises, Tenant shall be deemed to have accepted the Premises

shall cause its insurance carrier(s) to consent to such waiver of all rights of subrogation against Landlord.

17. INDEMNIFICATION. Tenant shall indemnify and hold harmless Landlord, its agents, employees, officers, directors, partners and shareholders from and against any and all liabilities, judgments, demands, causes of action, claims, losses, damages, costs and expenses, including reasonable attorneys' fees and costs, arising out of the use, occupancy, conduct, operation, or management of the Premises by, or the willful misconduct or negligence of, Tenant, its officers, contractors, licensees, agents, servants, employees, guests, invitees, or visitors in or about the Building or arising from any breach or default under this Lease by Tenant, or arising from any accident, injury, or damage, howsoever and by whomsoever caused, to any person or property, occurring in or above the Building or Premises. This indemnification shall survive termination of this Lease. This provision shall not be construed to make Tenant responsible for loss, damage, liability or expense resulting from injuries to third parties caused by the sole negligence of Landlord, or its officers, contractors, licensees, agents, employees, or invitees.

18. ASSIGNMENT AND SUBLETTING.

18.1 Landlord's Consent. Tenant shall not assign this Lease, or sublease all or any part of the Premises, or permit the use of the Premises by any party other than Tenant, without the prior written consent of Landlord. When Tenant requests Landlord's consent to such assignment or sublease, it shall notify Landlord in writing of the name and address of the proposed assignee or subtenant and the nature and character of the business of the proposed assignee or subtenant and shall provide financial information including financial statements of the proposed assignee or subtenant. Tenant shall also provide Landlord with a copy of the proposed sublet or assignment agreement. Landlord shall have the option (to be exercised within thirty (30) days from the submission of Tenant's request) to cancel this Lease as of the commencement date stated in the proposed sublease or assignment. If Landlord shall not exercise its option within the time set forth above, its consent to any proposed assignment or sublease shall not be unreasonably withheld.

18.2 Approved Subleases and Assignments. If Landlord approves an assignment or sublease as herein provided, Tenant shall pay to Landlord, as additional rent due under this Lease, fifty percent (50%) of the excess, if any, between the Rent plus Additional Rent allocable to that part of the Premises affected by such assignment or sublease pursuant to this Lease, and the rent and any additional rent payable by the assignee or subtenant to Tenant. No consent to any assignment or sublease shall constitute a further waiver of the provisions of this Section, and all subsequent assignments or subleases may be made only with the prior written consent of Landlord. An assignee of Tenant, at the option of Landlord, shall become directly liable to Landlord for all obligations of Tenant hereunder, but no sublease or assignment by Tenant shall relive Tenant of any liability hereunder. Any assignment or sublease without Landlord's consent shall be void, and shall, at the option of the Landlord, constitute a default under this Lease. In the event that Landlord shall consent to a sublease or assignment hereunder, Tenant shall pay Landlord's reasonable fees, not to exceed Two Hundred Fifty and no/100ths Dollars ($250.00) per transaction, incurred in connection with the processing of documents necessary to the giving of such consent.

19. ADVERTISING. Tenant shall not display any sign, graphics, notice, picture, or poster, or any advertising matter whatsoever, anywhere in or about the Premises or the Building at places visible from anywhere outside or at the entrance to the Premises without first obtaining Landlord's written consent thereto, such consent to be at Landlord's sole discretion. Tenant shall be responsible to maintain any permitted signs and remove the same at Lease termination. If Tenant shall fail to do so, Landlord may do so at Tenant's cost.

20. LIENS. Tenant shall keep the Premises and the Building free from any liens arising out of any work performed, materials ordered or obligations incurred by or on behalf of Tenant, and Tenant hereby agrees to indemnify and hold Landlord, its agents, employees, independent contractors, officers, directors, partners, and shareholders harmless from any liability, cost or expense for such liens. Tenant shall cause any such lien imposed to be released of record by payment to the lienholder or posting of the proper bond acceptable to Landlord within ten (10) days after the earlier of imposition of the lien or written request by Landlord. Tenant shall give Landlord written notice of Tenant's intention to perform work on the Premises which might result in any claim of lien, at least ten (10) days prior to the commencement of such work. All contracts for such work shall be no-lien contracts, duly recorded prior to the commencement of any work, and shall be first approved by Landlord. If Tenant fails to remove any lien within the prescribed ten (10) day period, or post a satisfactory bond with Landlord, then Landlord may do so at Tenant's expense and Tenant's reimbursement to Landlord for such amount, including attorneys' fees and costs, shall be deemed Additional Rent.

21. DEFAULT.

21.1 Tenant's Default. A default under this Lease by Tenant shall exist if any of the following occurs:

21.1.1 If Tenant fails to pay Rent, Additional Rent or any other charges due under this Lease to be paid when due; or

21.1.2 If Tenant fails to perform any term, covenant or condition of this Lease except those requiring the payment of money, and Tenant fails to cure such breach within fifteen (15) days after written notice from Landlord where such breach could reasonably be cured within such fifteen (15) day period; provided, however, that were such failure could not reasonably be cured within the fifteen (15) day period, that Tenant shall not be in default if it commences such performance within the fifteen (15) day period and diligently thereafter prosecutes the same to completion; and

21.1.3 If Tenant assigns its assets for the benefit of its creditors; or

21.1.4 If Tenant shall have abandoned or vacated the Premises; or

21.1.5 The chronic delinquency by Tenant in the payment of monthly Rent, or any other periodic payments required to be paid by Tenant under this Lease, shall constitute a default. "Chronic delinquency" shall mean failure by Tenant to pay Rent, or any other periodic payments required to be paid by Tenant under this Lease within three (3) days after written notice thereof for any three (3) months (consecutive or nonconsecutive) during any twelve (12) month period. In the event of a chronic delinquency, at Landlord's option, Landlord shall have the additional right to require that Rent be paid by Tenant quarter-annually, in advance. Landlord however does not relinquish any rights under Section 21.2 by exercising its rights under this provision.

21.2 Remedies. Upon a default, Landlord shall have the following remedies, in addition to all other rights and remedies provided by law or otherwise provided in this Lease, to which Landlord may resort cumulatively or in the alternative:

21.2.1 Landlord may continue this Lease in full force and effect, and this Lease shall continue in full force and effect as long as Landlord does not terminate this Lease, and Landlord shall have the right to collect Rent, Additional Rent and other charges due under this Lease when due.

21.2.2 Landlord may terminate Tenant's right to possession of the Premises at any time by giving written notice to that effect, and relet the Premises or any part thereof. On the giving of the notice, all of Tenant's rights in the Premises, shall terminate. Upon such termination, Tenant shall surrender and vacate the Premises in the condition required by Section 25, and Landlord may re-enter and take possession of the Premises and all the remaining improvements or property and eject Tenant or any of the Tenant's subtenants, assignees or other person or persons claiming any right under or through Tenant or eject some and not others or eject none. This Lease may also be terminated by a judgment specifically providing for termination. Any termination under this Section shall not release Tenant from the payment of any sum then due Landlord or from any claim for damages or Rent, Additional Rent or other charges due under this Lease previously accrued or then accruing against Tenant. Upon such termination Tenant shall be liable immediately to Landlord for all costs Landlord incurs in reletting the Premises or any part thereof, including, without

41.5 Successors and Assigns. The covenants and conditions herein contained, subject to the provisions as to assignment, inure to and bind the heirs, successors, executors, administrators and assigns of the parties hereto.

41.6 Recordation. Neither Landlord nor Tenant shall record this Lease, but a short-form memorandum hereof may be recorded at the request of Landlord.

41.7 Quiet Possession. Upon Tenant's paying the Rent, Additional Rent, and other charges due under this Lease, and observing and performing all of the covenants, conditions and provisions on Tenant's part to be observed and performed hereunder, Tenant shall have quiet possession of the Premises for the term hereof, subject to all the provisions of this Lease.

41.8 Inability to Perform. This Lease and the obligations of the Tenant hereunder shall not be affected or impaired because the Landlord is unable to fulfill any of its obligations hereunder or is delayed in doing so, if such inability or delay is caused by reason of strike, labor troubles, acts of God, or any other cause beyond the reasonable control of the Landlord.

41.9 Partial Invalidity. Any provision of this Lease which shall prove to be invalid, void, or illegal shall in no way affect, impair or invalidate any other provision hereof and such other provision(s) shall remain in full force and effect.

41.10 Cumulative Remedies. No remedy or election hereunder shall be deemed exclusive but shall, whenever possible, be cumulative with all other remedies at law or in equity.

41.11 Entire Agreement. This Lease contains the entire agreement of the parties hereto and no representations, inducements, promises or agreements, oral or otherwise, between the parties, not embodied herein, shall be of any force or effect.

42. RULES AND REGULATIONS. Tenant agrees to comply with such reasonable rules and regulations as Landlord may adopt from time to time for the orderly and proper operation of the Building and parking and other common areas. Such rules may include but shall not be limited to the following: (i) restricting of employee parking to a limited, designated area or areas; and (ii) regulation of the removal, storage and disposal of Tenant's refuse and other rubbish at the sole cost and expense of Tenant. The rules and regulations shall be binding upon Tenant upon delivery of a copy of them to Tenant. Landlord shall not be responsible to Tenant for the nonperformance of any of said rules and regulations by any other tenants or occupants of the Building.

IN WITNESS WHEREOF, Landlord and Tenant have executed this Lease, in triplicate, on the day and year first above written.

TENANT:

DAVIS FINANCIAL SERVICES CORPORATION

By: Charles R Davis
Printed Name: Charles R Davis
Its: Chairman of Board

LANDLORD:

WHITE RIVER ASSOCIATES, L.P.

By: Charles R Davis
Printed Name: Charles R Davis
Its: President


BALCONY
BALCONY
TENANT AREA
CORRIDOR
TENANT AREA
W
M
BALCONY
Davis Financial
CORRIDOR
ATRIUM
BALCONY
TENANT AREA
CORRIDOR
TENANT AREA
BALCONY
BALCONY

LAKE CLEARWATER

82nd at Dean Road
Indianapolis, Indiana
46240

SECOND FLOOR PLAN

EXHIBIT B

Prior to the commencement of any tenant finish work in the Premises ("Tenant Work"), the Tenant shall provide the following to the Landlord, all of which shall be to the Landlord's reasonable satisfaction:

1. Plans and specifications for the Tenant Work.

2. A budget and cost breakdown for the Tenant Work.

3. A building permit for the Tenant Work.

4. At the request of the Landlord, a copy of the No-Lien Construction Contract with the contractor, which Contract shall be satisfactory in all respects to Landlord and shall be recorded prior to the commencement of any Tenant Work.

5. The Tenant shall be solely responsible for the construction and completion of the Tenant Work and for the payment of all amounts due and payable in connection therewith, without cost or expense to Landlord. Tenant shall diligently proceed with the construction and completion of the Tenant Work in accordance with the plans and specifications therefor approved by Landlord. Tenant shall secure all licenses and permits necessary for performance of the Tenant Work and for occupancy of the space. No material changes shall be made from the plans and specifications approved by the Landlord, without the Landlord's prior written consent.

   No materials, equipment, furniture, fixtures or any other property shall be delivered to or installed upon the Premises pursuant to any agreement by which another party has a security interest or rights to remove or repossess such items, without the prior written consent of Landlord.

   Landlord shall at all times have a right to inspect the Tenant Work and Tenant shall immediately cease work upon written notice from the Landlord.

   Tenant shall pay and discharge promptly and fully all claims for labor done and materials and services furnished in connection with the Tenant Work. Tenant shall obtain from each contractor, subcontractor, and materialman, prior to such contractor's, subcontractor's or materialman's commencement of work on the Premises, a mechanics lien waiver in form suitable for recording.

   Tenant shall indemnify, defend and save and hold the Landlord harmless against any and all claims, demands, lawsuits, expenses, damages and causes of action asserted by any person arising out of, caused by or relating to the Tenant Work or the Tenant's use or operation of the Premises. The foregoing indemnity shall include all expenses of Landlord, including attorneys' fees and court costs, incurred in connection with any such claim. The provisions of this paragraph shall survive the termination of the Lease.

Tenant shall maintain during the performance of the Tenant Work, at its sole cost and expense, insurance of they types and in the amounts specified in the Lease together with builders' risk insurance for the amount of completed value of the Tenant Work on an all-risk non-reporting form covering all improvements under construction, including building materials, and other insurance, in amounts and against such risks as the Landlord shall reasonably require in connection with the Tenant Work.

FAXED

Lowe Gray Steele & Hoffman

Bank One Tower
111 Monument Circle, Suite 4600
Indianapolis, Indiana 46204-5146
Telecopier 317-236-6472

Telephone 317-236-8020

Attorneys At Law

May 31, 1995

Mr. Charles R. Davis **(via facsimile 595-2803)**
Davis Homes
3755 E. 82nd Street
Indianapolis, IN 46240

Re: Davis Financial Services

Dear Charlie:

Enclosed herewith is Addendum No. 1 for the above Lease. Please review same and confirm that it is satisfactory. If you have any questions, please call me.

Very truly yours,

LOWE GRAY STEELE & HOFFMAN

Ron

Ronald F. Shady, Jr.

RFS:lmw
Enclosures

ADDENDUM NO. 1

(Davis Financial Services Lease)

This Addendum ("Addendum") dated as of the ____ day of __________, 1995, is attached to and made a part of that certain Lease Agreement ("Lease") by and between White River Associates, L.P., an Indiana limited partnership ("Landlord"), and Davis Financial Services Corporation, an Indiana corporation whose interest as tenant thereunder was acquired by Davis Financial Services, LLC, an Indiana limited liability company ("Tenant"), dated November 22, 1993, (the "Lease") covering that certain space comprised of 1,863 square feet of Rentable Area as more particularly described on Exhibit "A" thereto ("Space A"). Terms used herein not otherwise defined herein, shall have the meanings ascribed to them in the Lease.In the event of any inconsistency between the terms of this Addendum and the Lease, the terms and conditions of this Addendum shall control.

Section 1.01. Lease of Premises. Reference is hereby made to that certain space comprised of 1,740 square feet of Rentable Area ("Space B") in the Building as more particularly described on Exhibit "A-1" attached hereto and made a part hereof. Space B is hereby added to and made a part of, and Space A is hereby deleted from, the Leased Premises, effective as of June 1, 1995 (the "Effective Date"). As amended hereby and effective as of the Effective Date, the Leased Premises is and shall be comprised of Space B.

Section 1.02. Basic Lease Provisions.

B. Rentable Area: 1,740 square feet.

C. Building Expense Percentage: 3.34% (based upon 1,740 Rentable Area divided by 52,120 Rentable Area in the Building.)

D. Minimum Annual Rent: Thirty Thousand Four Hundred Fifty Dollars ($30,450.00).

E. Monthly Rental Installments: Two Thousand Five Hundred Thirty-Seven Dollars and Fifty Cents ($2,537.50).

A purpose of this Addendum is to memorialize Landlord's and Tenant's agreement, as of the date first set forth above, to modify the Lease effective as of the Effective Date.

Except as otherwise expressly provided herein to the contrary, the terms of the Lease shall remain in full force and effect without modification.

DAVIS FINANCIAL SERVICES LLC,
an Indiana limited liability
company, by its sole manager

Davis Homes, LLC, an Indiana
limited liability company,
by its sole manager

Davis Holding Corporation, an
Indiana corporation

By:______________________________
Charles R. Davis,
Chairman of the Board of Directors

("Tenant")

WHITE RIVER ASSOCIATES, L.P.,
an Indiana limited partnership,
by its general partner

WHITE RIVER ASSOCIATES, INC.,
an Indiana Corporation

By:______________________________
Charles R. Davis, President

("Landlord")

K:\WPRFS\DFS-ADD.1

****
*** ACTIVITY REPORT ***
****

TRANSMISSION OK

TX/RX NO.	1063
CONNECTION TEL	95952803
CONNECTION ID	
START TIME	06/01 11:38
USAGE TIME	02'00
PAGES	3
RESULT	OK

/s/

ADDENDUM NO. 2
(**DFS, LLC** Lease)

This Addendum ("Addendum") dated as of December 1, 1997, is attached to and made a part of that certain Lease Agreement (the "Lease") dated [], 1995, by and between White River Associates, L.P., an Indiana limited partnership ("Landlord"), and Davis Financial Services Corporation, an Indiana corporation whose interest as tenant thereunder was acquired by Davis Financial Services, LLC, an Indiana limited liability company ("Tenant). In the event of any inconsistency between the terms of this Addendum and the Lease, the terms and conditions of this Addendum shall control. Terms used herein, not otherwise defined herein, shall have the meanings ascribed to them in the Lease.

(a) Lease Summary Sheet. The Lease Summary Sheet is amended as follows (the paragraph numbers below correspond to the paragraph numbers set forth in the Lease Summary Sheet amended hereby):

4. PREMISES:
   3755 East 82nd Street, **no** square feet on the first floor, **no** square feet on the second floor, **no** square feet on the third floor and **2,302** square feet in the lower floor as shown on Exhibit A attached hereto and made a part hereof (the "Space"). The Space, comprised of **2,302** square feet, is hereby designated as the "Premises", effective as of January 1, 1998 (the "Effective Date"). As amended hereby and effective as of the Effective Date, the Premises is and shall be comprised solely of **2,302** square feet of space as shown and identified as such on Exhibit "A" attached hereto and made a part hereof, and no other space.

5. INITIAL TERMINATION DATE OF LEASE:
   December 31, 2002

6. OPTIONS TO RENEW:
   Two (2) for five (5) years (each)

7. BASIC RENT (per annum):
   $41,436.00 (2,302 feet X $18.00)

8. COMMENCEMENT DATE:
   January 1, 1998

9. AGREED AREAS:

Total Rentable Area of Building:	**52,120** square feet
Total Area of Premises:	**2,302** square feet
Tenant's Percentage of Building:	**4.42%**

10. EXPENSE STOP:
$6.00

11. LATE CHARGES:
See Section 6 of Lease

(b) Purpose. A purpose of this Addendum is to memorialize Landlord's and Tenant's agreement, as of the date first set forth above, to modify the Lease effective as of the Effective Date.

(c) Effect. Except as otherwise expressly provided herein to the contrary, the terms of the Lease shall remain in full force and effect without modification.

DAVIS FINANCIAL SERVICES, LLC,
an Indiana limited liability company

By: [signature]

Printed Name: Charles R. Davis

Title: Chairman

("Tenant")

WHITE RIVER ASSOCIATES, L.P.,
an Indiana limited partnership, by its general partner

WHITE RIVER ASSOCIATES, INC.,
an Indiana corporation

By: [signature]
Charles R. Davis, Chairman

("Landlord")

Addendum No. 3
(**Davis Homes, LLC** Lease)

This Addendum No. 3 ("Addendum") dated as of December __, 2002, is attached to and made a part of that certain Lease Agreement (the "Lease") dated November 22, 1993, by and between White River Associates, L.P., an Indiana limited partnership ("Landlord"), and Davis Homes, LLC, an Indiana limited liability company ("Tenant) as most recently amended by that certain Addendum No. 2, dated March 31, 2000, by and between Landlord and Tenant (collectively, the "Lease"). In the event of any inconsistency between the terms of this Addendum and the Lease, the terms and conditions of this Addendum shall control. Terms used herein, not otherwise defined herein, shall have the meanings ascribed to them in the Lease.

(a) Lease Summary Sheet. The Lease Summary Sheet is amended as follows (the paragraph numbers below correspond to the paragraph numbers set forth in the Lease Summary Sheet amended hereby):

4. Premises: The Space, comprised of 20,510 square feet, is hereby designated as the "Premises", effective as of December 31, 2002 (the "Effective Date"). As amended hereby and effective as of the Effective Date, the Premises is and shall be comprised solely of 20,510 square feet of Space, and no other space. (per Addendum No. 2).

5. Initial Termination Date Of Lease: **December 31, 2007**

6. Options To Renew: Two (2) for five (5) years (each); each such option surviving the execution hereof.

7. Basic Rent (per annum):**$399,945.00** (20,510 feet x **$19.50**)

8. Commencement Date: **January 1, 2003**

9. Agreed Areas: (per Addendum No. 2):

Total Rentable Area of Building:	52,120 square feet;
Total Area of Premises:	20,510 square feet;
Tenant's Percentage of Building:	39.35%

10. Expense Stop(per Addendum No. 2): $6.00

11. Late Charges: See Section 6 of Lease

(b) Purpose. A purpose of this Addendum is to memorialize Landlord's and Tenant's agreement, as of the date first set forth above, to modify the Lease effective as of the Effective Date.

(c) Effect. This Addendum shall be binding on Landlord and Tenant upon execution as of the date first set forth above; provided, however, that the terms hereof shall not modify the terms of the

Lease until the Effective Date Except as otherwise expressly provided herein to the contrary, the terms of the Lease shall remain in full force and effect without modification.

Davis Homes, LLC, an Indiana limited liability company

By: ______________________________
C. Richard Davis, Vice President,

("Tenant")

White River Associates, L.P., an Indiana limited partnership, by its general partner

White River Associates, Inc., an Indiana corporation

By: ______________________________
C. Richard Davis, Vice President,

("Landlord")

[redacted]

EXHIBIT "A"

/9/20032:45 PMLease Summaries.xls030108 Davis

Davis Homes, LLC Detail:					
	Balance				
	1/8/2003	3/9/2000			
Design Centre	2,614	2,614			
RFS Office	216	216			
Common Areas-Hallway	578	578			
SEE	148				
Jamie	108				
Shawn	100				
JET	108				
Dee Dee	108	572			
Training Room Room	495	495			
East Wing Subtotal	4,475	4,475			
Drafting	1,166	1,166			
CRD1 & Conf. Rm.	880	880			
Sue & Patty	226				
Purchasing & Estimating	2,498				
Drafting Conference Area	550	3,274			
BCD & Allison	430				
JAH2	156				
Havener	150	736			
CRD1 Hallway & Common Area	662	662			
OYL & Warranty	1,884	1,884			
Closing Dept.	764	764			
Acctg. Dept.	2,583	2,583			
Davis Homes Third Floor	4,086	4,086			
Subtotal	16,035	16,035			
Davis Homes, LLC Total	20,510	20,510			

Addendum No. 3
(**Davis Financial Services, LLC** Lease)

This Addendum No. 3 ("Addendum") dated as of December __, 2002, is attached to and made a part of that certain Lease Agreement (the "Lease") dated [], 1995, by and between White River Associates, L.P., an Indiana limited partnership ("Landlord"), and Davis Financial Services, LLC, an Indiana limited liability company ("Tenant) as most recently amended by that certain Addendum No. 2, dated December 1, 1997, by and between Landlord and Tenant (collectively, the "Lease"). In the event of any inconsistency between the terms of this Addendum and the Lease, the terms and conditions of this Addendum shall control. Terms used herein, not otherwise defined herein, shall have the meanings ascribed to them in the Lease.

(a) Lease Summary Sheet. The Lease Summary Sheet is amended as follows (the paragraph numbers below correspond to the paragraph numbers set forth in the Lease Summary Sheet amended hereby):

4. Premises: The Space, comprised of 2,302 square feet, is hereby designated as the "Premises", effective as of December 31, 2002 (the "Effective Date"). As amended hereby and effective as of the Effective Date, the Premises is and shall be comprised solely of 2,302 square feet of Space, and no other space. (per Addendum No. 2).

5. Initial Termination Date Of Lease: **December 31, 2007**

6. Options To Renew: Two (2) for five (5) years (each); each such option surviving the execution hereof.

7. Basic Rent (per annum):**$44,889.00** (2,302 feet x **$19.50**).

8. Commencement Date: **January 1, 2003**

9. Agreed Areas: (per Addendum No. 2):

Total Rentable Area of Building:	52,120 square feet;
Total Area of Premises:	2,302 square feet;
Tenant's Percentage of Building:	4.42%

10. Expense Stop(per Addendum No. 2): $6.00

11. Late Charges: See Section 6 of Lease

(b) Purpose. A purpose of this Addendum is to memorialize Landlord's and Tenant's agreement, as of the date first set forth above, to modify the Lease effective as of the Effective Date.

(c) Effect. This Addendum shall be binding on Landlord and Tenant upon execution as of the date first set forth above; provided, however, that the terms hereof shall not modify the terms of the

Lease until the Effective Date Except as otherwise expressly provided herein to the contrary, the terms of the Lease shall remain in full force and effect without modification.

Davis Homes, LLC, an Indiana limited liability company

By: ______________________
C. Richard Davis, Vice President,

("Tenant")

White River Associates, L.P., an Indiana limited partnership, by its general partner

White River Associates, Inc., an Indiana corporation

By: ______________________
C. Richard Davis, Vice President,

("Landlord")

EXHIBIT "A"

2302 ⌀


BALCONY
TENANT AREA
BALCONY
CORRIDOR
TENANT AREA
W
DAVIS FINANCIAL
M
BALCONY
CORRIDOR
ATRIUM
BALCONY
TENANT AREA
CORRIDOR
TENANT AREA
BALCONY
BALCONY

LAKE CLEARWATER

82nd at Dean Road

Indianapolis, Indiana

46240

SECOND FLOOR PLAN

Exhibit 9.1

Form of Escrow Agreement

ESCROW AGREEMENT

ESCROW AGREEMENT (this "Agreement") entered into as of ___________, 2003 by and among First Community Bank & Trust, Greenwood, Indiana (the "Escrow Agent"), Indiana Securities, LLC (the "Placement Agent"), and Davis Homes, LLC (the "Company").

R E C I T A L S:

WHEREAS, the Company proposes to offer for sale a minimum of $2,650,000 and a maximum of $5,000,000 of subordinated Notes (the "Notes"), with an interest rate of _______% and a maturity of __________, 2011 upon the terms and conditions described in the Subscription Agreement to be executed by or on behalf of subscribers for the Notes, and all as described in the offering statement on Form 1-A filed by the Company with the U.S. Securities and Exchange Commission ("SEC") on January ____, 2003, as amended at the time it shall be declared qualified by the SEC (the "Offering Statement"); and

WHEREAS, in connection with the proposed sale of such Notes, the Placement Agent has been appointed as the agent for the sale of such Notes on a "best efforts, minimum/maximum" basis pursuant to a Placement Agent Agreement between the Placement Agent and the Company (the "Agency Agreement"); and

WHEREAS, the offering period (the "Offering Period") for the Notes is scheduled to terminate sixty (60) days after the Form 1-A has been qualified by the SEC, unless extended for up to an additional thirty (30) days (such date, as extended, being referred to herein as the "Termination Date"); and

WHEREAS, under the terms of the Agency Agreement, the Company and the Placement Agent propose to establish an escrow account for the deposit of all proceeds from subscriptions for the Notes with the Escrow Agent; and

WHEREAS, the Escrow Agent desires to act as escrow agent in connection with the proposed offering of the Notes; and

WHEREAS, all capitalized terms used and not defined herein shall have the meanings ascribed to them in the Agency Agreement which, by this reference, is incorporated herein;

NOW, THEREFORE, in consideration of the mutual promises herein contained and each act done pursuant hereto, the parties hereto agree as follows:

1. Appointment of Escrow Agent. The Company and the Placement Agent hereby appoint the Escrow Agent to act as escrow agent hereunder, and the Escrow Agent hereby accepts such appointment, for the purpose of receiving and disbursing the proceeds from

subscriptions for the Notes in accordance with the terms and conditions set forth herein. The Placement Agent shall instruct subscribers for the Notes to make checks for subscriptions payable to the "Davis Homes, LLC Escrow Account" and any checks not so payable shall be promptly returned to the Placement Agent by the Escrow Agent.

2. Deposit of Funds. The Placement Agent will, in accordance with the provisions of the Agency Agreement, from time to time during the Offering Period, promptly deposit within a reasonable period of time after receipt, such amounts as it receives from subscribers in payment for the Notes in an escrow account (the "Escrow Account"), which shall be known as the "Davis Homes, LLC Escrow Account" to be established for this purpose by the Escrow Agent as soon as possible after the date hereof. Concurrently with the making of each such deposit, the Placement Agent shall deliver to the Escrow Agent and mail a copy thereof to the Company a statement setting forth the name and address of each Subscriber whose payment is then being deposited, the social security number or tax identification number of each such Subscriber, the amount received from each such Subscriber, and the aggregate principal amount and tenor of Notes that each such Subscriber has agreed to purchase. The Escrow Agent shall retain such statements throughout the term of this Agreement.

3. Investment of Escrowed Funds. From time to time, after the first deposit of any funds pursuant to Section 2 hereof and until such time as all funds being held by the Escrow Agent have been disbursed pursuant to Section 4 hereof, the Placement Agent may, in its sole discretion, instruct the Escrow Agent in writing to, and the Escrow Agent thereupon shall, invest such amounts being then held by the Escrow Agent in such of the following securities, and in such proportion and maturing at such times, as the Placement Agent shall specify in its written instructions to the Escrow Agent;

(i) direct obligations, which mature before the Closing Time (as defined below), of the United States of America or any instrumentality thereof, for the payment of which the full faith and credit of the United States of America is pledged; or

(ii) certificates of deposit, which mature before the Closing Time, of banks (including the Escrow Agent) organized under the laws of the United States of America or any state thereof; or

(iii) bank accounts, including savings accounts and bank money market accounts.

The Escrow Agent shall present for redemption any obligation so purchased or sell any such obligation in every case upon the direction of the Placement Agent. Obligations so purchased as an investment of monies in the Escrow Account shall be deemed at all times to be a part of such Escrow Account, and the interest accruing thereon shall be credited to such Escrow Account for the account of the Investors whose funds were thus invested. If Placement Agent so directs in writing, the Escrow Agent may make any and all investments permitted by this Section through its own bond or investment department. None of the Escrow Agent, the Company, or the Placement Agent will be responsible for any loss suffered from any investment of funds in the Escrow Account.

4. Disbursement of Funds.

(a) In the event that (i) $2,650,000 in Notes have been subscribed for on or before the Termination Date, (ii) the Escrow Agent shall have received cleared funds into the Escrow Account with respect to such subscriptions on or before the Termination Date, (iii) the Placement Agent and the Company jointly shall have advised the Escrow Agent in writing that all conditions precedent to the closing of the sale of the Notes in accordance with the Agency Agreement and the Offering Statement (the "Closing") have been satisfied or waived, then the Placement Agent and the Company shall arrange for the Closing. The time and date of the Closing shall be referred to herein as the "Closing Time." The Placement Agent shall give oral notice of the Closing Time to the Escrow Agent at least two business days before the Closing Time, which notice shall direct the Escrow Agent to present for redemption or sell any obligation purchased with funds in the Escrow Account pursuant to Section 3 hereof. The Escrow Agent thereafter shall present for redemption or sell all obligations held in the Escrow Account, as directed by such notice. Such oral notice shall be confirmed in writing on or before the Closing Time.

(b) At the Closing Time, the Escrow Agent shall remit to the Company (or to such persons as the Company may direct in writing) the portion of the cash then being held by the Escrow Agent as part of the Escrow Account representing funds collected from Subscribers in payment of the purchase price for the Notes. In addition, at the Closing Time, the Escrow Agent shall deduct the fees to which it is entitled pursuant to Section 6 hereof from investment interest earned pursuant to Section 3 hereof, if any. The Escrow Agent shall allocate any remaining investment earnings ("Net Interest") then being held by the Escrow Agent as part of the Escrow Account among all Subscribers on a pro rata basis reflecting the amount of each Subscriber's deposit and the number of days the Escrow Agent shall have held such deposit under this Agreement in accordance with a calculation provided by Placement Agent. The Escrow Agent shall distribute to all Subscribers their pro rata portion of Net Interest within thirty days after the Closing Time in accordance with Section 4(e) hereof.

(c) In the event that, before Closing Time, the Escrow Agent shall have received written advice from the Placement Agent or the Company that the funds of named Subscribers should be returned, the Escrow Agent shall return all or the specified part of the funds deposited for the account of each such Subscriber pursuant to Section 2 hereof to such Subscribers in accordance with Section 4(e) hereof within three business days of receipt of such notice. The Escrow Agent shall return such funds without interest or deduction, unless it shall have been instructed to invest funds in the Escrow Account pursuant to Section 3 hereof, in which case it shall also return to such Subscriber a pro rata portion of the interest, if any, earned on such funds (without deduction for escrow fees), allocated in accordance with Section 4(b) hereof and the amount of fees of the Escrow

Agent allocable to such Subscriber's payment (or such portion of such Subscriber's payment) shall be paid by the Company.

(d) In the event that the Closing shall not have been consummated on or before the Termination Date, then the Escrow Agent shall return as promptly as practicable the funds theretofore received pursuant to Section 2 hereof to all of the Subscribers in accordance with Section 4(e) hereof. In each such case, the Escrow Agent shall so return such funds without interest or deduction, unless it shall have been instructed to invest the funds in the Escrow Account pursuant to Section 3 hereof, in which case it shall also return to each such Subscriber a pro rata portion of the Net Interest earned, if any, on such funds, calculated and allocated in accordance with Section 4(b) hereof.

(e) All funds that the Escrow Agent is required to distribute to Subscribers pursuant to subsections (b), (c), and (d) of this Section 4 shall be paid by check mailed to each such Subscriber at its respective address provided pursuant to Section 2 hereof by the date specified in subsection (b), (c), or (d), as the case may be. Within three business days of any distribution or transfer of funds to Subscribers, the Escrow Agent shall provide to the Company and the Placement Agent a check register indicating the recipients and amounts of such disbursements.

5. Termination of Liabilities.

(a) The obligations and liabilities of the Escrow Agent hereunder (except its obligations under Section 10 hereof) will terminate on the earliest to occur of (i) the date on which all of the funds deposited in or earned upon the Escrow Account have been released and disbursed as provided in Section 4 hereof, or (ii) the effective date of the resignation of the Escrow Agent pursuant to Section 7(K) hereof.

(b) Irrespective of the date on which the obligations and liabilities of the Escrow Agent hereunder shall be terminated, the rights of the Escrow Agent and the obligations of the other parties hereto under Sections 6 and 7 hereof shall survive such termination.

6. Compensation of Escrow Agent.

For its services rendered under this Agreement, the Escrow Agent shall receive compensation in accordance with its standard fee schedule. The fees of the Escrow Agent set forth in this Section 6 shall be paid first by deduction from any interest earned on escrowed funds of Subscribers, prior to disbursement of such funds in accordance with Section 4 hereof, and, in the event that the total of such fees exceeds the total interest earned on escrowed funds of Subscribers, the amount of such excess shall be paid by the Company after all funds held in the Escrow Account have been disbursed; it being expressly understood and agreed that under no circumstances shall the fees and expenses of the Escrow Agent be charged to or taken from Subscriber funds deposited into the Escrow Account.

7. <u>Exculpation and Indemnification of Escrow Agent.</u> It is understood and agreed that the Escrow Agent shall:

(a) be under no duty to enforce payment of any purchase price that is to be paid to and held by it hereunder, but shall be obligated immediately to notify the Placement Agent and the Company in writing of the name of any Subscriber whose payment was entered for collection and found to be uncollectible;

(b) promptly notify the Placement Agent of any discrepancy between the amount of any payments set forth in any information delivered to the Escrow Agent by the Placement Agent, and the sum or sums delivered therewith;

(c) be under no duty to accept instructions from any person other than the Placement Agent or the Company and then only to the extent and in the manner provided in this Agreement;

(d) be protected in acting upon any notice, opinion, request, instruction, certificate, approval, consent, or other instrument believed by it to be genuine and to be signed by the proper party or parties, and, in the case of notice, request, or instruction required hereunder to be given by the Placement Agent or Company, be protected in acting upon such instrument if given by the Placement Agent or the Company, as the case may be, in the manner provided in this Agreement;

(e) be deemed conclusively to have given and delivered any notice required to be given or delivered hereunder if the same is in writing, signed by any one of its authorized officers and (i) mailed, by registered or certified mail, postage prepaid, or (ii) hand delivered, in a sealed wrapper, with a manual receipt given by or on behalf of the addressee, addressed as follows:

(i) if to the Company:

Davis Homes, LLC
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
Attention: C. Richard Davis

(ii) if to the Placement Agent;

Indiana Securities, LLC
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240
Attention: Frank D. Neese

(f) be indemnified and held harmless jointly and severally by the other parties hereto against any claim made against it by reason of its acting or failing to act in connection with any of the transactions contemplated hereby and against any loss, liability, or expense, including the expense of defending itself against any claim of liability it may sustain in carrying out the terms of this Agreement, except such claims which are occasioned by its bad faith, gross negligence, or willful misconduct; provided, however, that promptly after the receipt by the Escrow Agent of notice of any demand or claim or the commencement of any action, suit, or proceeding, the Escrow Agent shall, if a claim in respect thereof is to be made against any of the other parties hereto, notify such other parties thereof in writing; and, provided, further, that the indemnitors hereunder shall be entitled, jointly or severally and at their own expense, to participate in or assume the defense of any such action, suit, or proceeding;

(g) have no liability or duty to inquire into the terms and conditions of the various Subscriber Documents, the Agency Agreement, the Offering Statement, or any of the exhibits annexed thereto, its duties under this Agreement being purely ministerial in nature;

(h) be permitted to consult with counsel of its choice, including in-house counsel, and shall not be liable for any action taken, suffered, or omitted by it in good faith in accordance with the written advice of such counsel; provided, however, that nothing contained in this subsection (h), nor any action taken by the Escrow Agent, or by any counsel, shall relieve the Escrow Agent from liability for any claims that are occasioned by its bad faith, gross negligence, or willful misconduct, all as provided in subsection (f) above;

(i) not be bound by any modification, amendment, termination, cancellation, rescission, or supersession of this Agreement, unless the same shall be in writing and signed by the parties hereto;

(j) if and to the extent it is uncertain as to its duties and rights hereunder, be entitled to refrain from taking any action other than to keep all property held by it in escrow until it shall be directed otherwise in writing by the Placement Agent and the Company, or by a final judgment by a court of competent jurisdiction or by an arbitration panel; and

(k) have the right, upon not less than thirty (30) days written notice to the Company and the Placement Agent, to resign as Escrow Agent hereunder and in such event shall transfer all funds and documents being held pursuant to the terms of this Agreement, including all accrued interest, to such bank as shall be designated in writing by the Placement Agent and the Company.

8. Notices. Except as provided to the contrary in this Agreement, all requests, notices, or other communications hereunder to the Escrow Agent shall be given either (i) by registered or certified mail, postage prepaid or (ii) by hand delivery in a

sealed envelope with a manual receipt given by or on behalf of the addressee, in each case to the address of the Escrow Agent as follows;

If by mail:

First Community Bank & Trust
Attention: Corporate Trust
298 State Road 135 North
P. O. Box 767
Greenwood, Indiana 46142

9. Status of Escrow Agent. The Escrow Agent represents that it is a "bank" within the meaning of Section 3(a)(6) of the Securities Exchange Act of 1934 as amended.

10. Commissioner Consent. No amendment or modification of this Agreement shall be effective for any purpose unless consented thereto in writing by the Indiana Securities Commissioner.

11. Miscellaneous. Nothing in this Agreement is intended to or shall confer upon anyone other than the parties hereto any legal or equitable right, remedy, or claim. This Agreement may be executed in any number of counterparts, each of which shall be an original and all of which together shall constitute one and the same Agreement. This Agreement shall be governed by, and its provisions construed in accordance with, the laws of the State of Indiana (other than the choice of law rules thereof) and may be amended or modified only in a writing signed by each of the parties hereto.

DAVIS HOMES, LLC

By: Davis Holding Corporation
Managing Member

By:__________________
Michael B. Davis
Executive Vice President

FIRST COMMUNITY BANK & TRUST

By :______________________________
M. Debra Booher
Trust Officer/AVP

INDIANA SECURITIES, LLC

By:_____________________
Frank D. Neese
Managing Member

Exhibit 10.1

Consent of Katz, Sapper & Miller, LLP

KATZ, SAPPER & MILLER, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Consent of Independent Accountants

We hereby consent to the use in this Regulation A Offering Statement of our report dated January 13, 2003 relating to the consolidated financial statements of Davis Homes, LLC, which appears in such Regulation A Offering Statement.

Katz, Sapper & Miller, LLP

KATZ, SAPPER & MILLER, LLP
Certified Public Accountants

Indianapolis, Indiana
January 15, 2003

J:\msw\LTRS\wildbird consent ltr.doc

11711 NORTH MERIDIAN STREET, SUITE 800 P.O. BOX 40857 INDIANAPOLIS, INDIANA 46240-0857 TELEPHONE: (317) 580-2000 FAX: (317) 580-2117
300 MAIN STREET, SUITE 100 LAFAYETTE, INDIANA 47901 TELEPHONE: (765) 429-6800 FAX: (765) 429-6811
www.ksmcpa.com

Exhibit 10.2

Consent of C. Richard Davis, Esq
(Contained in 11.1)

Exhibit 10.3

Consent and Certification of
Indiana Securities, LLC

CONSENT AND CERTIFICATION BY UNDERWRITER

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by Davis Homes, LLC, pursuant to Regulation A in connection with a proposed offering of a minimum of $2,650,000 and a maximum of $5,000,000 in aggregate principal amount of Series 2003 Subordinated Notes with an interest rate of ____% and a maturity date of ________, 2011.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its managers and officers or members, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

Indiana Securities, LLC

By: [signature]
Its: Manager

January 16, 2003

109476

Exhibit 11.1

Opinion of C. Richard Davis, Esq

Davis Homes
"A Better Way to Buy a Home"
Est. 1951

January 15, 2003

Davis Homes, LLC
3755 East 82nd Street, Suite 120
Indianapolis, Indiana 46240

Dear Sirs:

I am the Executive Vice President and Chief Financial Officer of Davis Homes, LLC, an Indiana limited liability company (the "Company"), and I am acting as counsel for the Company in connection with the qualification pursuant to Regulation A under the Securities Act of 1933, as amended (the "Act"), of the Offering Statement on Form 1-A to be filed with the Securities and Exchange Commission (the "Commission") on or about January 16, 2003, with respect to the proposed offering and sale by the Company of up to $5,000,000 aggregate principal amount of ___% Subordinated Notes due 2011 (the "Notes").

I have examined such Company records, certificates and other documents and such questions of law as I have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, I advise you that, in my opinion:

(1) The Company has been duly organized and is an existing limited liability company in good standing under the laws of the State of Indiana.

(2) The Notes have been duly authorized and, when the Offering Statement has been qualified by the Commission, the Indenture of Trust relating to the Notes (a form of which has been filed as an exhibit to the Offering Statement) has been duly executed and delivered and the Notes have been duly executed and authenticated in accordance with the Indenture of Trust and issued and sold as contemplated in the Offering Statement, the Notes will constitute valid and binding obligations of the Company enforceable against the Company in accordance with their terms subject, as to enforcement, to bankruptcy, insolvency, reorganization, liquidation, moratorium and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

I hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the use of my name under the caption "Validity of the Notes" in the Offering Circular contained in the Offering Statement.

Very truly yours,

C. Richard Davis

3755 East 82nd St.
Suite 120
Indianapolis,
Indiana 46240

Exhibit 15.1

List of Subsidiaries and Affiliates

EXHIBIT 15.1

LIST OF SUBSIDIARIES AND AFFILIATES

Davis Holding Corporation
Davis Investments, L.P.
Davis Financial Services, LLC
Davis Wholesale, LLC
Davis Properties, LLC
Davis Land Development, LLC
Davis Family Properties, LLC
Home Guaranty Corporation, LLC
Centennial Management, LLC
Davis Realty, Inc.
First Fidelity & Guaranty Company
Creekside Square Apartments, L.P.
Creekside Square Apartments II, L.P.
Creekside Square Apartments II, LLC
Crooked Creek Associates, L.P.
Crooked Creek Associates, LLC
Hanna Village Apartments, L.P.
Autumn Chase Apartments, L.P.
Autumn Chase, Inc.
Walnut Manor Apartments, L.P.
Walnut Manor, Inc.
Fort Harrison Housing, L.P.
Fort Harrison Housing, Inc.
White River Associates, L.P.
White River Associates, Inc.

Exhibit 9.1

Form of Escrow Agreement

Exhibit 10.1

Consent of Katz, Sapper & Miller, LLP

24-10037

SECURITIES AND EXCHANGE COMMISSION

Washington, DC

EXHIBITS

To

Form 1-A

OFFERING STATEMENT

Under

THE SECURITIES ACT OF 1933

DAVIS HOMES, LLC

VOLUME II

Exhibit 6.01

Loan Agreement dated
June 29, 2001, with First Indiana Bank, as amended

(1294)

COPY

LOAN AGREEMENT

BY AND BETWEEN

Davis Homes, LLC

AND

FIRST INDIANA BANK

DATED AS OF

June 29, 2001

REVOLVER LOAN AGREEMENT

This Loan Agreement ("Agreement") is made as of this 7th day of **June, 2001**, by and between **Davis Homes, LLC**, an Indiana Corporation having its principal office at **3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240** ("Borrower"), and FIRST INDIANA BANK having its principal office at 135 N. Pennsylvania Street, Indianapolis, Indiana 46204 ("Lender"):

ARTICLE I
DEFINITIONS

Section 1.01. Definitions. In addition to terms defined elsewhere in this Agreement, as used in this Agreement, the following terms shall have the respective meanings indicated below (such meanings to be applicable equally to both the singular and plural forms of such terms):

"Appraised Value" means the value of a Lot and any Improvements located or to be constructed thereon and appurtenant thereto as determined pursuant to Section 5.01(b) for each Lot and related Improvements included in the Borrowing Base and on an annual basis for each floor plan used by Borrower in each subdivision included within the Real Estate at such time by an appraisal either by Lender or by an independent appraiser selected by Lender, as Lender may elect in its sole discretion.

"Borrowing Base" means, at any time, the sum of the Contract Borrowing Base, Lot Borrowing Base and Spec Borrowing Base determined by Lender at such time based upon an audit by Lender of a current Borrowing Base Certificate.

"Borrowing Base Certificate" means a certificate in the form of Exhibit A attached hereto showing, among other things, for each Lot and related Improvements included within the Borrowing Base, (i) the purchase price under the applicable Sales Contract or the requested sales price; (ii) the acquisition price for each Lot; (iii) the percentage of completed construction of the related Improvements; (iv) whether the Request (as defined in Section 4.01(b)) is for a Contract Loan, Lot Loan or Spec Loan; (v) amount of the Advance requested by the current Request; (vi) the application history of all prior Advances under the Loan on a Lot-specific basis; (vii) a schedule of all prior payments by Borrower to Lender under the Loan; (viii) designation of the type of Loan (Contract Loan, Lot Loan or Spec Loan) to which all prior Advances and payments have been applied; (ix) a current list of all Lots included in the Borrowing Base and subject to the lien of the Mortgage; and (x) a certification that there are no liens or encumbrances of any kind upon the assets of Borrower except those previously disclosed to Lender in writing.

"Contract Borrowing Base" means, at any time, the sum of (a) the percentage of completed construction of Improvements upon the related Lot times (b) the lesser of (i) 80% of the Appraised Value, (ii) 100% of the Lot Budget (as defined in Section 4.01(b)), or (iii) 80% of the total consideration to be received by Borrower pursuant to a Sales Contract, for each Lot and Improvements located or to be constructed thereon pursuant to Sales Contracts and which satisfy the conditions of Section 5.01, Section 5.02 and Section 5.03 of this Agreement, such sum as determined by Lender as of such time based upon an audit by Lender of a current Borrowing Base Certificate, which sum shall not exceed the aggregate outstanding principal balance of **$29,300,000.00** at any time.

"Contract Loan" means that portion of the Loan disbursed to Borrower for the acquisition of Lots and subsequent construction by Borrower of Improvements thereon pursuant to Sales Contracts, the aggregate outstanding principal balance of which shall at no time exceed **Twenty Nine Million Three Hundred Thousand Dollars $29,300,000.00**.

"Default Rate" has the meaning set forth for such term in the Note.

"Event of Default" means any of the events set forth in Section 11.01.

"Guaranties" means that those certain guaranties of the Guarantors dated as of even date herewith, together with any and all renewals, amendments, modifications and supplements thereto, which provides for the guaranty of the performance of all or part of Borrower's obligations under the Loan Documents.

"Guarantors" mean **Davis Holding Corporation, Davis Investments LP and Charles R. Davis**.

"Improvements" means the single family residence, condominium, and/or planned unit development, real estate fixtures and other improvements located or to be constructed on any Lot.

"Indebtedness" means, for any Person, all indebtedness or other obligations of such Person for borrowed money or for the deferred purchase price of property or services.

"Loan" means the revolving line of credit loan which Lender agrees to make to Borrower pursuant to this Agreement.

"Loan Documents" has the meaning set forth for such term in Article VI.

"Loan Payment Date" means the sixth (6th) day of each calendar month commencing on the sixth day of the first full calendar month following the date hereof and continuing through the Maturity Date.

"Lot" or "Lots" means one or more of the separate parcels or lots comprising the Real Estate.

"Lot Borrowing Base" means, at any time, the sum of the lesser of (i) ______%___ of Appraised Value, or (ii) __________%___ of Borrower's acquisition costs, for each Lot held by Borrower as inventory which satisfies the conditions of Section 5.01 of this Agreement, as determined by Lender as of such time based upon an audit by Lender of a current Borrowing Base Certificate, which sum shall not exceed the aggregate outstanding principal amount of $__**n/a**__ at any time.

"Lot Loan" means that portion of the Loan disbursed to Borrower for the acquisition of Lots held by Borrower as inventory, the aggregate outstanding principal balance of which shall at no time exceed __n/a__.

"Maturity Date" means, **June 30, 2002**.

"Maximum Loan Amount" means the maximum principal amount of **Thirty Nine Million Three Hundred Thousand Dollars ($39,300,000.00)**.

"Maximum Outstanding Amount" means the Maximum Loan Amount or the Borrowing Base, whichever is less.

"Mortgage" means any one or more of those certain Real Estate Mortgage & Security Agreements executed and delivered by Borrower to Lender from time to time, each securing the Loan and encumbering the real and personal property described therein, together with any and all renewals, amendments, modifications and supplements thereto; including, but not limited to those Mortgages described in Exhibit __B__.

"Note" means that certain promissory note executed by Borrower and delivered to Lender in the principal amount of the Loan, together with any and all renewals, modifications, amendments or supplements thereto.

"Real Estate" means that certain real property more particularly described in the Mortgage, as amended from time to time, and all Improvements located thereon.

"Sales Contract" or "Sales Contracts" means one or more contracts approved by Lender pursuant to which Borrower has agreed to construct or cause the construction of Improvements upon a Lot or Lots and/or to convey a Lot and/or the Improvements located thereon; provided, however, that no such Sales Contract shall provide for any installment or other title retention sale, or require or permit Borrower to finance any portion of the purchase price, of any Lot and/or the Improvements located thereon, except as subordinated to the Loan in a manner satisfactory to Lender in its sole discretion.

"Spec Borrowing Base" means, at any time, the sum of (a) the percentage of completed construction of Improvements upon the related Lot times (b) the lesser of (i) 80% of Appraised Value, or (ii) 100% of the Lot Budget as defined in Section 4.01(b), for each Lot and Improvements located or to be constructed thereon as speculative or model homes which satisfy the conditions of Section 5.01 and Section 5.02 of this Agreement, such sum as determined by Lender as of such time based upon an audit by Lender of a current Borrowing Base Certificate, which sum shall not exceed the aggregate outstanding principal amount of $10,000,000.00 at any time.

"Spec Loan" means that portion of the Loan disbursed to Borrower for the acquisition of Lots and subsequent construction by Borrower of Improvements thereon for which there is no Sales Contract, the aggregate outstanding principal balance of which shall at no time exceed **Ten Million Dollars ($10,000,000.00)**.

"Unmatured Default" means an event which but for the passage of time or the giving of notice, or both, would constitute an Event of Default.

Section 1.02. Accounting and Other Terms. All accounting terms used in this Agreement which are not otherwise defined herein shall be construed in accordance with generally accepted accounting principles consistently applied unless otherwise expressly stated herein. All terms used in this Agreement which are defined in Article 9 of the Uniform Commercial Code in effect in the State of Indiana on the date hereof and which are not otherwise defined herein shall have the same meanings herein as set forth therein.

ARTICLE II
AGREEMENT TO MAKE LOAN

Section 2.01. Agreement to Make and Take Loan Subject to the terms and conditions set forth in this Agreement, Lender agrees to establish and extend to Borrower a revolving line of credit in the maximum principal amount of the Maximum Loan Amount, to be used by Borrower as Contract Loans, Spec Loans or Lot Loans, provided that the outstanding principal balance under such revolving line of credit shall at no time exceed the Maximum Outstanding Amount, and Borrower agrees to accept such Loan from Lender as hereinafter described. The Borrower may borrow, repay and reborrow hereunder on or after the date hereof and prior to the Maturity Date, subject to the terms and conditions set forth in this Agreement. The initial advance under the Loan shall be made upon execution and delivery of the Note and all other Loan Documents and upon satisfaction of the requirements listed in Article IV, Article V and elsewhere in this Agreement.

Section 2.02. Note and Mortgage. Borrower shall execute and deliver to Lender the Note which shall evidence and be in the principal amount of the Loan. The Note shall be secured by the Mortgage on all Lots and the Improvements located or to be constructed thereon which may now or at any time hereafter comprise a part of the Real Estate.

ARTICLE III
TERMS OF THE LOANS

Section 3.01. Interest and Payment Terms. Interest only at the rate of Lender's prime lending rate plus zero percent (0.00%) per annum shall be payable under the Note on each Loan Payment Date until the Maturity Date, at which time the entire outstanding principal balance of such Note, together with all accrued and unpaid interest thereon, shall become due and payable in full.

Section 3.02. Closing Fees. Borrower shall pay to Lender, upon the initial advance under the Loan with respect to each Lot and related Improvements now or at any time hereafter subject to the lien of the Mortgage, a closing fee equal to **zero percent (0.0%)** as to Contract Loans and **one quarter of one percent (0.25%)** as to Spec Loans of the portion of the Borrowing Base attributable to such Lot and related Improvements.

Section 3.03. No Partnership or Joint Venture. Borrower and Lender expressly agree that the only relationship intended to be created between them in connection with the Loan is that of Lender and Borrower and that the relationship in no way creates a partnership, joint venture, tenancy in common, or joint tenancy between them. Accordingly, it is understood and agreed that Borrower is the sole and exclusive owner of the Lots purchased with proceeds of the Loan and there is no intent by the parties to share the profits and losses from the business of Borrower. Borrower shall indemnify and hold Lender harmless from any and all liabilities and damages, together with attorneys' fees, incurred by Lender in defense of any suit or cause of action which is asserted against Lender on the basis that Lender is liable or the security for the Loan is subordinated or defeated by reason of the existence of a partnership, joint venture, tenancy in common or joint tenancy between Borrower and Lender in connection with the Loan, the Lots or the development or sale thereof.

ARTICLE IV
LOAN ADVANCES

Section 4.01. Procedure. Subject to the terms and conditions of this Agreement, Lender will, from time to time, make advances to Borrower under the Loan for the purchase of Lots and construction of Improvements thereon. Advances will be made to Borrower no more frequently than twice a month; provided, however, that Lender may make advances to Borrower on a more frequent basis, as determined by Lender in its sole discretion, subject to Borrower's payment of all fees in such amounts and satisfaction of all conditions precedent to such additional advances as determined by Lender, in its sole discretion. At no time, however, will the outstanding balance of all advances made under this Agreement exceed the Maximum Outstanding Amount. Each request by Borrower for an advance shall be in writing. No advance will be made unless and until Lender determines that each of the following have been satisfied:

(a) At or prior to the closing of the initial advance under the Loan, Borrower shall execute and deliver, or cause to be executed and delivered to Lender all Loan Documents, including without limitation the Note evidencing the Maximum Loan Amount, the Mortgage and all other documents required hereunder or under the commitment letter to Borrower from Lender dated **June 14, 2001**;

(b) Borrower will cause to be prepared and furnished to Lender a written construction draw request (each, a "Request"). The Request shall be in such form and substance as shall be satisfactory to Lender and shall contain or be accompanied by the following if the Lender deems necessary: (i) a list of the actual expenditures incurred since the last advance, including the cost for acquisition of Lots; (ii) paid invoices and progressive lien waivers for the amount of each of the expenditures described in (i) above which have been paid by Borrower; (iii) current invoices due but unpaid for each of the expenditures described in (i) above with progressive lien waivers effective upon receipt of payment; (iv) a statement showing the total amount of advances to Borrower up to and including the last day of the preceding month, the total amount of costs paid and an estimate of the percentage by which the Improvements on the Lots have been completed as of the last day of the preceding month, and (v) a statement showing that all Improvements have been constructed in accordance with the estimated cost budget submitted to and approved by Lender for each Lot and the Improvements to be constructed thereon prior to the acquisition thereof ("Lot Budget") and in compliance with the plans and specifications therefor approved by Lender in writing prior to acquisition of each Lot (the "Lot Specifications").

(c) Each advance to be used for payment of the costs incurred in construction of the Improvements may be made by Lender, at its sole option, directly to the general contractor, subcontractors and materialmen, pursuant to current invoices and lien waivers contained in the Request.

(d) Each advance shall be made only upon an inspection and approval by Lender's inspector of fifty percent (50%) of all construction of Improvements commenced since the date of the last advance.

(e) Each Request for an advance shall be for an amount not to exceed the difference between the Maximum Outstanding Amount permissible as of the date of such Request and the total principal balance outstanding as of the date of such Request.

(f) If requested by Lender, Lender shall have received a certificate satisfactory in substance and form to Lender, dated as of the date of each advance, signed by the Borrower and certifying to the following: (i) there have been no changes in, amendments to or deletions from the Lot Specifications or the Lot Budget (other than the Lot Budget line item savings) for the related Lots and Improvements thereon since the date of the last advance for the related Lots, except those which shall have been approved by Lender in advance in writing (line item savings will be an added contingency line item, and line item overages approved by Lender will be charged against such contingency line item), (ii) all work to the date of the advance complies with the Lot Specifications and the Lot Budget for the related Lots and Improvements thereon as they may have been amended in compliance with this Agreement, all such work has been done in a good and workmanlike manner and all materials, supplies, furniture, fixtures, and equipment usually furnished and installed at such stage have been furnished or installed, (iii) the Borrower has not received and has no knowledge of any notice or other record of violation of any zoning, building or other statute, ordinance, regulation or restriction or the use thereof of any governmental authority having jurisdiction, and (iv) all such building permits, certificates and licenses from each governmental authority having jurisdiction as have been necessary to the date of the advance to allow the construction of Improvements on the related Lots to be carried on to the date of the advance in accordance with the Lot Specifications for such Improvements as they may have been amended in compliance with this Agreement and to permit the use of such Improvements upon completion have been obtained and are in full force and effect.

(g) There shall be no unpaid claims for labor, material or services for which a claim has been or could be made under any provision of the mechanic's lien laws of the State of Indiana.

(h) The representations and warranties contained in Article VII hereof shall be true and there shall exist no Event of Default or Unmatured Default.

(i) All conditions set forth elsewhere in this Agreement, including, without limitation, Article V below, shall be satisfied or waived in writing by Lender.

(j) At or prior to the closing of the initial advance under the Loan and upon request by Lender thereafter, Borrower shall furnish to Lender certified copies of resolutions of the board of directors of Borrower approving and authorizing the Loan and the borrowings from Lender of each advance thereunder and the execution and delivery of all Loan Documents in connection therewith;

(k) At or prior to the closing of the initial advance under the Loan and upon request by Lender thereafter, Borrower shall furnish or cause to be furnished to Lender a copy of its Operating Agreement, and all amendments thereto, a Certificate of Existence, and its Articles of Organization, currently certified respectively by the Indiana Secretary of State and the Secretary of Borrower;

(l) Before being required to make any advance hereunder, Borrower shall submit to Lender, upon Lender's request, such evidence and information requested by Lender to enable Lender to determine, to Lender's satisfaction that: (1) there has been no material deterioration of Borrower's financial position since the execution of this Agreement, (2) that Borrower has the financial capacity and is otherwise able to repay all amounts owing or to be owed by Borrower hereunder in accordance with the terms hereof, and (3) that to its knowledge all conditions precedent to such advance have been fulfilled.

Any inspections by Lender of any portion of the Real Estate will be solely for Lender's benefit. Borrower understands and agrees that it is not relying on Lender to supervise or inspect the construction of the Improvements for Borrower's benefit and that Lender is not liable in any manner even if the Improvements are not constructed in accordance with the applicable specifications.

The amount of each advance under this Agreement will be added to the then outstanding principal balance of the Loan and will bear interest from the date of such advance at the rate specified in the Note. Lender shall have no liability by reason of any advance made pursuant to this Agreement in reliance upon any Request submitted to it, nor shall it have any liability by reason of any payment of funds pursuant to any Request or other request of Borrower.

Section 4.02. Additional General Conditions. The following conditions shall be applicable at all times during any period when any portion of the Loan is outstanding:

(a) Any advance made prior to or without the fulfillment by Borrower of all of the conditions precedent thereto, whether or not known to Lender, shall not constitute a waiver by Lender of the requirement that all conditions, including the unperformed conditions, be performed with respect to all future advances.

(b) All documentation and proceedings deemed by Lender or Lender's counsel to be necessary or required in connection with this Agreement and the documents relating hereto shall be subject to the prior approval of, and satisfactory to, both of them as to form and substance. In addition, the person or parties responsible for the execution and delivery of, and signatures to, all of such documentation, shall be acceptable to, and subject to the approval of, Lender and Lender's counsel.

(c) If, for any reason whatsoever, the total amount of all advances made hereunder at any time exceeds the Maximum Outstanding Amount, Borrower shall immediately repay to Lender the amount by which the total amount of all outstanding advances exceeds the Maximum Outstanding Amount. Failure of Borrower to immediately repay the amount of any excess advances shall be an Event of Default hereunder and shall entitle Lender to debit Borrower's accounts directly for all or any portion of such excess advances, as well as exercise any other rights of Lender hereunder.

Section 4.03. Additional Funds. If, at any time, Lender determines that the undisbursed balance of the Loan, or the amount of insurance or condemnation proceeds in the case of casualty or condemnation and the election of Borrower to repair, rebuild and replace as permitted pursuant to the Mortgage, are not sufficient to complete the Improvements on all Lots in accordance with the related Lot Specifications, Borrower agrees to promptly deposit with Lender such sum as Lender determines to be necessary to ensure completion of such Improvements in accordance with the applicable Lot Specifications. Such sum shall be held by Lender from time to time for the payment of labor and materials incurred in connection with the construction of the Improvements on such Lot. Such sums shall be disbursed prior to any further disbursement of the portion of the Loan approved for such Lot and related Improvements or, at the option of Lender, may be applied to the principal balance then outstanding under the Note.

Section 4.04. Construction Delay. If construction of Improvements for which an advance has been made shall be at any time unreasonably discontinued or not carried on with reasonable dispatch in the judgment of Lender, it being recognized that completion and conveyance is essential for repayment of the Loan, Lender or any holder of the Note may purchase materials and employ workmen to protect the applicable Improvements so that they will not suffer from depreciation or the weather and to complete the construction for which such advances have been disbursed and purchase of the necessary furnishings, fixtures and equipment so that the applicable Improvements may be conveyed as contemplated pursuant to this Agreement. At the sole election of Lender or any holder of the Note, architects or contractors may be employed for such purposes.

ARTICLE V
CONDITIONS PRECEDENT

Section 5.01. Conditions Precedent to Inclusion within Borrowing Base. The following shall be conditions precedent to inclusion within the Borrowing Base of any Lot and any Improvements located or to be constructed thereon:

(a) The representations and warranties contained in Article VII hereof shall be true and there shall exist no Event of Default or Unmatured Default;

(b) Borrower shall have furnished to Lender with each Request for an Advance and in no event less frequently than monthly, a Borrowing Base Certificate;

(c) Borrower shall have furnished to Lender a true, accurate and complete copy of an owner's policy of title insurance for such Lot and related Improvements insuring Borrower as the fee simple owner of such Lot and related Improvements free of all liens and encumbrances and otherwise acceptable to Lender;

(d) Borrower shall execute and deliver to Lender an amendment to the Mortgage in recordable form and otherwise acceptable to Lender subjecting such Lot and related Improvements to the lien of the Mortgage.

(e) Borrower shall, at Borrower's expense, furnish, deliver or cause to be delivered, execute, acknowledge and record or file such further documentation, instruments or evidence (including without limitation, a commitment for a mortgagee's policy of title insurance, or a final policy therefor, insuring Lender in the amount of the Appraised Value of each Lot and related Improvements and otherwise satisfactory to Lender in its sole discretion, a plot plan or survey of the Lot and related Improvements certified to Lender and any third parties as requested by Lender and otherwise satisfactory to Lender in its sole discretion, an appraisal satisfactory to Lender and subject to completion in accordance with the applicable Lot Specifications of each Lot and the related Improvements as determined by an appraisal either by Lender or an independent appraiser selected by Lender, as Lender may elect in its sole discretion, and further mortgages, security agreements) and do such further acts as may be reasonably necessary, desirable or proper to carry out more effectively the purposes of this Agreement and the other Loan Documents and to subject to the lien of the Mortgage any property intended by the terms hereof and thereof to be covered hereby and thereby including, without limitation, any renewals, additions, substitutions, replacements, or appurtenances to the Real Estate.

Section 5.02. Additional Conditions Precedent to Inclusion within Contract Borrowing Base and Spec Borrowing Base. The following shall be additional conditions precedent to the inclusion within the Contract Borrowing Base or the Spec Borrowing Base of any Lot and any Improvements located or to be constructed thereon, except as otherwise waived by Lender:

(a) Borrower shall furnish to Lender, at Borrower's expense, the Lot Specifications and Lot Budget with respect to each Lot or floor plan and Improvements located or to be constructed thereon.

(b) Borrower shall furnish to Lender, with respect to each Lot and Improvements thereon, premiums prepaid, insurance policies and companies, coverage and amount satisfactory to Lender, insuring against loss or damage by fire and other hazards, as may be reasonably required by Lender, and workmen's compensation coverage and public liability coverage, with appropriate mortgage clauses attached to the policy showing the respective interests of Lender.

(c) Borrower shall have obtained proper zoning of the Lots and Improvements thereon satisfactory to Lender.

Section 5.03. Additional Conditions Precedent to Inclusion within the Contract Borrowing Base. It shall be an additional condition precedent to inclusion within the Contract Borrowing Base that the Borrower shall deliver or cause to be delivered to Lender true and accurate copies of all Sales Contracts executed by Borrower and the buyer thereunder with respect to all Lots and Improvements located or to be constructed thereon.

All documents required to be executed and delivered under this Article V shall be satisfactory in form and substance to Lender and Lender's counsel. In addition to all of the terms and conditions to be performed by Borrower under this Agreement and the other Loan Documents, Borrower shall deliver or cause to be delivered to Lender such other documents as may from time to time be reasonably required by Lender to carry out the terms and provisions of this Agreement.

ARTICLE VI
LOAN DOCUMENTS

Section 6.01. Loan Documents Defined. The Loan will be evidenced by the Note and this Agreement. The Loan and the performance of all other obligations of Borrower hereunder will be secured by the Mortgage, and the Guaranty[ies] which instruments, together with the Note, this Agreement and all other instruments executed by Borrower in connection herewith, together with any and all renewals, amendments, modifications and supplements thereto, are collectively referred to as the "Loan Documents."

ARTICLE VII
REPRESENTATIONS AND WARRANTIES OF BORROWER

Section 7.01. Representations and Warranties. To induce Lender to enter into this Agreement and to make the Loan, Borrower represents and warrants to Lender as follows:

(a) Borrower is not in violation of any material ordinance, law or regulation of any governmental authority as to its business, premises or properties;

(b) There are no governmental authorizations, permits, certificates, licenses, filings, registrations, approvals or consents which must be obtained, received or made by Borrower for the Borrower to lawfully (i) make, execute and deliver this Agreement or the other Loan Documents; or (ii) perform all of its obligations under this Agreement or the other Loan Documents;

(c) Other than the approvals and consents which have been obtained, no approval or consent of or from the holder of any security of Borrower or any indebtedness of Borrower is required by law, Borrower's **Operating Agreement or Articles of Organization**, or any indenture, agreement, or other instrument to which Borrower is a party in connection which the execution of or consummation of the transactions contemplated by this Agreement or the other Loan Documents or the performance of its obligations under this Agreement or the other Loan Documents;

(d) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement nor compliance with the terms and provisions of the other Loan Documents conflict with or result in a breach of or constitute a default under the terms, conditions or provisions of the **Operating Agreement or Articles of Organization** of Borrower, any law, regulation, order, writ, injunction or decree of any court or governmental instrumentality having jurisdiction over Borrower or any indenture, agreement or other instrument to which Borrower is a party;

(e) Borrower has heretofore furnished to Lender financial statements of Borrower dated December 31, 2000. Such statements are complete and accurate in all material respects and fairly present the financial condition of Borrower as at such date and have been prepared in accordance with generally accepted account principles, consistently applied. Since the date of such statements, there has been no material adverse change in the financial condition or prospects of Borrower;

(f) There exists no Event of Default or Unmatured Default;

(g) Borrower further warrants to Lender that (i) none of the written statements, representations or warranties furnished by Borrower to Lender in connection with this Agreement contains or will contain any untrue statement or will omit a material fact necessary to make the statements contained therein or herein, in light of the circumstances when made, not misleading; and (ii) there is no existing fact which Borrower has not disclosed to Lender which materially affects adversely, or as far as Borrower presently can foresee, will have a material adverse effect on the properties, business, or condition (financial or otherwise) of Borrower or the ability of Borrower to fully perform Borrower's obligations under this Agreement;

(h) Borrower hereby represents, warrants, covenants and agrees to and with Lender that all operations or activities upon, or any use or occupancy of the Real Estate, or any portion thereof, by Borrower, any tenant, subtenant or occupant, licensee or invitee of the Real Estate, or any portion thereof, is presently and shall hereafter be in all respects in compliance with all state, federal and local laws and regulations governing or in any way related to the generation, handling, manufacture, treatment, storage, use, transportation, spillage, leakage, dumping, discharge or disposal (whether legal or illegal, accidental or intentional) of any hazardous or toxic substance; and that neither Borrower nor, to the best of Borrower's knowledge, after due inquiry, any tenant, subtenant, or occupant, licensee or invitee of all or any portion of the Real Estate, has at any time placed, suffered or permitted the presence of any hazardous or toxic substances at, on, under, within or about the Real Estate, or any portion thereof in violation of applicable law. Borrower hereby agrees to indemnify and hold Lender harmless from and against all loss, cost (including reasonable attorney's fees), liability and damage whatsoever incurred by Lender by reason of any violation of any applicable statute or regulation for the protection of the environment which occurs upon the Real Estate, or by reason of the imposition of any governmental lien for the recovery of environmental cleanup costs expended by reason of such violation, without regard to fault on the part of Borrower, which indemnity shall survive repayment in full of the Loan.

(i) Each of the Sales Contracts have been duly authorized, executed and delivered by the parties thereto, are valid, binding and enforceable obligations of the parties thereto and are in full force and effect and have not been modified or amended except as previously disclosed to Lender.

(j) Borrower represents and warrants that it is currently, and at all times hereafter will be, lawfully possessed of the Real Estate and holds and at all times hereafter will hold fee simple title to the Real Estate, subject to no liens or encumbrances except as approved by Lender in writing.

All representations and warranties made by Borrower under or in connection with this Agreement or in any other Loan Document delivered by Borrower to Lender in connection with this Agreement shall survive the making of all advances under the Loan and issuance and delivery of the Note to Lender, notwithstanding any investigation made by Lender or on Lender's behalf. All statements contained in any certificate or financial statement delivered by Borrower to Lender under this Agreement shall constitute representations and warranties made by Borrower hereunder.

ARTICLE VIII
AFFIRMATIVE COVENANTS OF BORROWER

Section 8.01. Affirmative Covenants. Borrower covenants to Lender that so long as any portion of the Loan shall remain unpaid, Borrower will:

(a) Promptly pay and discharge all taxes, assessments and governmental charges which may be lawfully levied, imposed or assessed upon Borrower or its properties and assets, including, without limitation, any of the Lots and related Improvements, or upon Borrower's income or profits when they shall become due and payable; provided, however, that Borrower shall have the right to contest in good faith any such tax, assessment, charge or levy by appropriate proceedings;

(b) Permit any authorized representative of Lender and its attorneys and accountants to inspect, examine and make copies and extracts of the books of account and records of Borrower at reasonable times during normal business hours;

(c) Give prompt written notice to Lender of any material process or action taken or pending whereby a third party is claiming any interest in the assets of Borrower;

(d) Procure and maintain all insurance coverage as required herein and by the Mortgages. Lender shall be named as an additional insured under such insurance coverages;

(e) Pay when due all liabilities, except for such liabilities as are contested in good faith;

(f) Maintain limited liability company existence in good standing in each state in which it conducts business unless failure to maintain its corporate existence in good standing would not have a material adverse effect on the Borrower;

(g) Furnish Lender with prompt notice of any material change in Borrower's limited liability company existence, its course of business, or any material change in the representations set forth herein;

(h) Give prompt written notice to Lender of any material act of default by Borrower under any existing material contract, including, without limitation, the Sales Contracts, or any acceleration of any Indebtedness caused thereby;

(i) Upon written demand of Lender, furnish to Lender, within thirty (30) days of such demand, any and all additional security agreements and mortgages and other documents which may be reasonably required or necessary or appropriate to maintain the security of Lender in the collateral provided by the Loan Documents; and

(j) Indemnify Lender against claims of brokers arising by reason of the execution hereof or the consummation of the transactions contemplated hereby except if claiming by or through Lender;

(k) Comply with all material restrictions, covenants and easements affecting any of the Lots or the related Improvements and cause the satisfaction of all conditions of this Agreement;

(l) Cause the Improvements on each Lot to be constructed and erected in strict compliance with all laws and ordinances, in a good and workmanlike manner, with materials and workmanship of the highest quality, and in substantial accordance with the Lot Specifications and Lot Budget submitted to and approved by Lender with respect to the related Lots and Improvements thereon;

(m) Comply with and perform all terms and conditions of each of the Sales Contracts;

(n) Provide to Lender, within **120** days of the end of each fiscal year of Borrower, one copy of Borrower's audited balance sheet and statements of income and cash flow as of the year then ended, prepared in accordance with generally accepted accounting principles, consistently applied, and prepared by an independent certified public accountant selected by Borrower and acceptable to Lender and accompanied by a review opinion and, if requested by Lender, an audit, prepared by such accountant;

(o) Provide to Lender, within **60** days of the end of each fiscal quarter of Borrower, one copy of Borrower's balance sheet and statements of income and cash flow for such quarter and the year to date certified by an authorized financial officer of Borrower;

(p) Submit each April 30, tax information remitted to the Internal Revenue Service by the guarantors;

(q) Maintain a ratio of current assets to current liabilities, determined in accordance generally accepted accounting principles, consistently applied, of not less than **one to one (1.0:1.0)** at any time;

(r) Maintain a ratio of Senior Debt to Capital Funds of not more than **five to one (5.0:1)** at year-end and **six to one (6.0:1)** at quarter-end *(defined as bank debt/ (member's equity +*

subordinated debt);

(s) Maintain the Spec, trade-in and model inventory at not more than fifty percent (50%) of homes and related lots in production;

(t) Maintain a minimum net worth of not less than Six Million Dollars ($6,000,000.00);

(u) Contract Loans that have not paid off within twelve (12) months of initial closing will be transferred to the Spec Borrowing Base;

(v) An appraisal will be required for each model type used by the builder in each subdivision;

(w) Each evaluation will be reviewed and signed off by a Loan Officer or the Construction Lending Group Manager;

(x) Subject to participation of $15,000,000 of the proposed line;

(y) Receipt of annual personal financial statement on Charles Davis, attached to a signed and dated First Indiana Bank form within 120 days of year end;

(z) Subordination of debt totaling $2,200,000.00 (Satisfied);

ARTICLE IX
NEGATIVE COVENANTS OF BORROWER

Section 9.01. Negative Covenants. In addition, Borrower covenants to Lender that so long as any portion of the Loan shall remain unpaid, it will not, without the prior written consent of Lender:

(a) Enter into any consolidation or merger with any other corporation or entity or sell or lease all or any substantial part of its property other than in the ordinary course of business;

(b) Assume, guarantee or otherwise become liable as a guarantor or surety for the obligations of any person, firm or corporation other than as approved by Lender in writing;

(c) Use any funds borrowed hereunder for any purpose other than bona fide company purposes of Borrower;

(d) Make any material changes in the scope or nature of the Borrower's business activities;

(e) Sell, transfer, lease or otherwise dispose of any of Borrower's assets or properties, including, without limitation, any of the Lots or related Improvements, securing the Loan, other than as permitted by this Agreement or cause, permit, acquiesce or otherwise suffer liquidation of all or substantially all of Borrower's assets or winding up of Borrower's business affairs;

(f) Incur, create, assume, become liable in any manner with respect to, or permit to exist, any other Indebtedness relating to any of the Lots and/or related Improvements or any other property or assets of Borrower securing the Loan, except Indebtedness with respect to trade obligations and other normal accruals in the ordinary course of business not yet due and payable;

(g) Engage, directly or indirectly in a business substantially different from the business proposed to be conducted;

(h) Place, suffer or permit the presence of any hazardous or toxic substance at, on, under, within or about the Real Estate or any portion thereof.

ARTICLE X
SALE OF BUILDING LOTS

Section 10.01. Lot Sales. Lender understands that Borrower intends to build the Improvements on Lots acquired by Borrower and to enter into Sales Contracts for the construction of such Improvements and conveyance of such Lots and Improvements to buyers pursuant to a Sales Contract. Lender agrees to consent to the conveyance by Borrower of each such Lot and the Improvements thereon to the buyer thereof, and the release of such Lot and Improvements from the lien of the Mortgage, provided that:

(a) No Event of Default or Unmatured Default shall exist and be continuing; and

(b) Borrower pays to Lender the amount, if any, by which the outstanding principal balance of the Loan as of the date of such conveyance exceeds the Maximum Outstanding Amount as determined immediately after the closing of such conveyance.

ARTICLE XI
EVENTS OF DEFAULT

Section 11.01. Events of Default. The following shall be Events of Default by Borrower under the terms of this Agreement and the Loan Documents:

(a) Failure to make any payment hereunder or under the Note or any other Loan Document when due; or

(b) Failure to observe, comply with or perform any other covenant, term, agreement or condition contained in any of the Loan Documents; or

(c) The filing by the Borrower or any Guarantor of a petition or petitions under Title 11 U.S.C. § 301, as amended or as may hereafter be amended or re-codified, or the filing of a petition or petitions under Title 11 U.S.C. § 303, as amended or as may hereafter be amended or re-codified, against the Borrower or any Guarantor or the appointment of a receiver or trustee of all or substantially all of the property of the Borrower or any Guarantor or of all or part of the Real Estate; or the finding by any court of the United States of America, or any state thereof, that the Borrower or any Guarantor is insolvent, paupers, or unable to pay its or their debts or obligations as they become due in the ordinary course of business or the admission by the Borrower or any Guarantor of its or their insolvency or inability to pay its or their debts or obligations as they become due in the ordinary course of business; or any act(s) by or against the Borrower or any Guarantor that confesses, admits, or recognizes its or their insolvency, or impending insolvency, or any such act(s) or omission(s) that fails to repudiate or contest an obligation of insolvency; or

(d) If any final judgment, order or decree for the payment of money shall be rendered against the Borrower or any Guarantor, and the Borrower or such Guarantor, as the case may be, shall not discharge the same or cause the same to be discharged within thirty (30) days after the rendition thereof, or shall not appeal therefrom in such manner as to preclude or conclusively set aside the execution or levy under such judgment, order or decree; or

(e) Any statement or certificate furnished by or on behalf of the Borrower hereunder or in connection with the Note shall prove to be untrue in any material respect as of the date of which the facts set forth are stated or certified; or

(f) The holder of any lien or security interest on the Real Estate or any portion thereof (without hereby implying the consent of the Lender to the existence or creation of any such lien or security interest) institutes foreclosure or other proceedings for the enforcement of its remedies thereunder; or

(g) The validity or the enforceability of any of the Loan Documents in accordance with their terms is contested by Borrower; or

(h) Any representation or warranty made by Borrower herein or in any of the Loan Documents shall prove untrue; or

(i) Any attempted termination by a buyer under any of the Sales Contracts based upon a breach thereunder by Borrower; or

(j) The occurrence and continuance for a period of five (5) days after receipt of notice from Lender of any of the following:

(i) The Borrower fails to maintain all material licenses, authorizations and approvals required to operate its business; or

(ii) The security interest or other lien purported to be created pursuant to any of the Loan Documents shall for any reason, except to the extent permitted by the terms thereof, cease to be a valid and perfected security interest or other lien, as the case may be, in any of the collateral purported to be covered thereby; or

(iii) Construction of any of the Improvements is at any time unreasonably discontinued or not carried on with reasonable dispatch in the sole determination of Lender, or, in any event, not completed within **180** days after the advance with respect thereto; or

(iv) Any of the Improvements are, in Lender's reasonable judgment, not being constructed substantially in accordance with either the Lot Specifications or the Lot Budget approved by Lender with respect thereto or applicable building codes.

(v) Failure to complete construction of any of the Improvements when and as required by the local governmental authority having jurisdiction, including any extensions agreed to by Lender in writing.

(k) A material adverse change shall have occurred in the condition of the Borrower, any Guarantor or the Mortgaged Property or any part thereof or the Lender shall reasonably deem itself insecure for any reason whatsoever.

Section 11.02. Rights of Lender. In the event of an Event of Default, Lender may immediately terminate this Agreement and the line of credit established hereby, and Lender may declare the Note thereupon due and payable without further notice of any kind, anything contained herein or in any other Loan Document to the contrary notwithstanding, and the Mortgage and all other Loan Documents may forthwith be foreclosed or otherwise enforced in accordance with the terms of each such instrument.

ARTICLE XII
GENERAL PROVISIONS

Section 12.01. No Implied Waiver. Neither failure to exercise nor any delay on the part of Lender in exercising any right, power or privilege, nor any single or partial exercise of any right, power or privilege under this Agreement, nor under any of the documents executed by Borrower in connection herewith, shall preclude any further exercise thereof by Lender or the exercise of any other right, power or privilege.

Section 12.02. Changes Must Be In Writing. No provisions of the Loan Documents may be changed, waived, discharged or terminated by any means except an instrument in writing signed by the party against whom enforcement of the change, waiver, discharge or termination is sought and then the same shall be effective only in the specific instance for which it is given.

Section 12.03. Applicable Law. This Agreement shall be governed, construed and enforced in accordance with the laws of the State of Indiana.

Section 12.04. Survival of Covenants. This Agreement and all covenants, agreements, representations and warranties made herein and in any other Loan Document and in the certificates delivered pursuant hereto, shall survive the making by the Lender of all advances under the Loan and the execution and delivery to the Lender of the Note, and, except as otherwise provided herein, shall continue in full force and effect so long as the Note and any other indebtedness of the Borrower to the Lender hereunder or under any other Loan Document is outstanding and unpaid.

Section 12.05. Fees and Expenses. The Borrower will reimburse the Lender upon demand for all reasonable out-of-pocket costs, charges and expenses of the Lender (including reasonable fees and disbursements of Lender's counsel) in connection with (i) the preparation, execution and delivery of this Agreement, the Note, and any other Loan Documents, (ii) any amendments, modifications, consents or waivers in respect thereof, (iii) any assumption of any portion thereof by any third party, and (iv) any enforcement thereof, including with respect to any taxes assessed against Lender as a result of any taking of collateral.

Section 12.06. Notice. All notices, requests, demands and other communications provided for hereunder or in any of the other Loan Documents shall be in writing (including telegraphic communication) and mailed by certified or registered mail or telegraphed or delivered to the applicable party at the address first above written, or, as to each party, at such other address as shall be designated by such parties in a written notice to the other party complying as to delivery with the terms of this Section. All such notices, requests, demands and other communications shall, when mailed or telegraphed, be effective when deposited in the mails or delivered to the telegraph company, respectively, addressed as aforesaid.

Section 12.07. Successors and Assigns. Except as herein provided, this Agreement and the other Loan Documents shall be binding upon and inure to the benefit of Borrower and Lender and their respective heirs, personal representatives, successors and assigns. Notwithstanding the foregoing, except as otherwise set forth herein, Borrower or any other person other than Lender, without the prior written consent of the Lender, which consent may be withheld in Lender's sole discretion, may not assign, transfer or set over to another person, in whole or in part, all or any part of its benefits, rights, duties and obligations hereunder, including, without limitation, performance of and compliance with conditions hereof and the right to receive the proceeds of current or future advances.

Section 12.08. Severability. Any provision of this Agreement or of any other Loan Document which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 12.09. Merger. This Loan Agreement and the other Loan Documents embody the entire agreement and understanding between Borrower and Lender, and supersede all prior agreements and understandings, oral or written, between Borrower and Lender, relating to the subject matter of this Loan Agreement.

Section 12.10. Consent to Jurisdiction Borrower and Lender hereby consent, to the extent that they may lawfully do so, to the jurisdiction of (a) the courts of the State of Indiana and the United States Court for the Southern District of such state, as well as to the jurisdiction of all courts from which an appeal may be taken from such courts, for the purpose of any suit, action or other proceeding arising out of any of its obligations arising hereunder or under any of the Loan Documents or with respect to the transactions contemplated hereby or thereby, and expressly waive any and all objections it may have as to venue in any such courts. BORROWER ALSO WAIVES TRIAL BY JURY IN ANY ACTION BROUGHT ON OR WITH RESPECT TO THIS AGREEMENT OR ANY OF THE LOAN DOCUMENTS.

IN WITNESS WHEREOF, this Agreement has been executed the day and year first above written.

Davis Homes, LLC.
By Davis Holding Corporation,
its Managing Member

By: [signature]
C. RICHARD DAVIS, VICE PRESIDENT
(Print Name and Title)
"Borrower"

ATTEST:

_____________________________, Secretary

FIRST INDIANA BANK

By: [signature]
Vicki L. Hensley, Vice President
" Lender "

Exhibit "A"

COPY

AMENDMENT AGREEMENT

This Amendment made at Indianapolis, Indiana as of the 30th day of June, 2002, between **Davis Homes, LLC,** an Indiana Limited Liability Company (hereinafter referred to as "Borrower") and First Indiana Bank, N.A., a national banking association (hereinafter referred to as "Bank");

WHEREAS, Borrower executed and delivered to Bank a certain Loan Agreement dated June 29, 2001 (hereinafter referred to as "Loan Agreement") and a certain Commitment Letter dated June 14, 2001(hereinafter referred to as "Commitment Letter") and a certain Revolver Promissory Note dated June 29, 2001(hereinafter referred to as "Revolver Promissory Note") in the original principal amount of of Thirty Nine Million Three Hundred Thousand Dollars ($39,300,000.00); and

WHEREAS, Borrower and Bank desire to amend the Loan Agreement, Commitment Letter and Revolver Promissory Note as hereinafter setforth;

WHEREAS, Bank is willing to amend the Loan Agreement, Commitment Letter and Revolver Promissory Note only on the terms and conditions contained herein.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Borrower and Bank, for themselves, their heirs, successors and assigns, hereby agree as follows:

1. Loan Agreement and Revolver Promissory Note: The Maturity Date shall be amended to provide that the Maturity Date shall be **September 30, 2002.**

2. Commitment Letter: Paragraph 5 shall be restated to read as follows: The construction line matures on **September 30, 2002.**

3. All other terms and conditions of the Loan Agreement, Commitment Letter and Revolver Promissory Note not herein specifically amended are hereby ratified and shall remain in full force and effect.

IN WITNESS WHEREOF, Borrower, and Bank have executed this Amendment as of the date first written above.

DAVIS HOMES, LLC	FIRST INDIANA BANK, N.A.
By: Davis Holding Corp., Its Managing Member	By:______________________
By: ______________________	"Bank"
C. Richard Davis Vice President "Borrower"	

151
CRD
8/5/02

FIRST INDIANA BANK

July 8, 2002

Davis Homes, LLC.
3755 East 82nd Street
Suite 120
Indianapolis, IN 46240

Re: Construction Line of Credit

Dear Messrs.:

We are pleased to inform you that your request for a construction line of credit has been approved, subject to the following terms and conditions:

1. The line of credit that has been approved is a revolving line of credit, which is an indication of the maximum allowable amount outstanding that you may have with First Indiana Bank, N.A.during the term of the line.

2. The construction line amount is $39,300,000.00.

3. Maximum amounts to be committed under contract and speculative homes:

   a. Contract homes- $29,300,000.00
   b. Speculative homes- $10,000,000.00

4. The interest rate will be First Indiana Bank's daily prime rate of interest plus zero percent (0.0%).

5. The construction line matures on June 30, 2003.

6. Loan fees are a percent of each individual loan amount approved, to be paid at the closing of each housing start. The following fees are applicable:

   a. Contract loans- Zero percent (0.0%)
   b. Speculative loans- One quarter of one percent (0.25%)

7. The maximum allowable loan-to-value ratio will be the lesser of eighty percent (80%) of the appraised value or eighty percent (80%) of sales price or one hundred percent (100%) of the cost to construct as to Contract and Spec loans.

8. A guaranty, one hundred percent (100%) joint and several by Davis Holding Corporation and Davis Investments, L.P. will be required. A twenty percent (20%) limited guaranty by Charles R. Davis will be required.

9. Security for the revolving construction line will be a first mortgage on each house start along with a cross lien cross default agreement which will state that a default under the loan will be a default under all other mortgages outstanding and the mortgages will be cross collateralized.

10. All other terms and conditions deemed necessary by First Indiana Bank, N.A. or its subsidiary to protect its interest shall be provided upon request.

11. Costs and fees incurred by First Indiana Bank, N.A. or Borrower in connection with the loan(s) will be born by the Borrower, to the extent First Indiana Bank, N.A. feels necessary.

12. Financial statements and financial conditions necessary for advancement of funds:
    a. Submit annual audited financial statements prepared by an accountant, in conformity with generally accepted accounting principles for the Borrower applied on a basis consistent with that of the preceding fiscal year or period, whichever applies, within 120 days of the end of each fiscal year;
    b. Submit quarterly, internally-prepared financial statements on Borrower within 60 days of year-end;
    c. Receipt of Davis Homes operating DDA accounts;
    d. Submit on an annual basis, tax information remitted to the Internal Revenue Service by the Guarantors within 15 days of filing;
    e. Maintain Senior Debt to Net Worth of no more than 5.0:1.0 at year-end and 6.0:1.0 at quarter-end, [defined as bank debt divided by (member's equity plus subordinated debt)];
    f. Maintain a Minimum Current Ratio of 1.0:1.0 at quarter-end, (defined as current assets divided by current liabilities);
    g. Maintain a Minimum Net Worth of no less than Six Million Dollars ($6,000,000.00) at all times;
    h. Contract sales that have not paid off within twelve (12) months of initial closing will be transferred to the Spec line outstandings;
    i. Total Speculative, trade-in and model homes not to be greater than fifty percent (50%) of homes and related lots in production.

13. Additional conditions required by the Bank for advancement of funds:
    a. An appraisal will be required for each model type used by the builder in each subdivision.
    b. Each evaluation will be reviewed and signed off by the Construction Manager;
    c. Subject to participating bank renewing it's $15,000,000 commitment;
    d. Receipt of annual personal financial statement on Charles Davis, attached to a signed

and dated First Indiana Bank, N.A. form within 120 days of year end;

~~e. Subordination of debt totaling $7,200,000.00;~~ satisfied

f. Principal paydowns limited to one per week, which is thereafter available for re-advance.

14. The submission of a resolutions of Davis Homes, LLC., Davis Holding Corporation and Davis Investments, L.P. and their respective Articles of Organization, Articles of Incorporation and Articles of Limited Partnership filed with the Secretary of the State of Indiana is required.

The information and statements in this letter are not a promise or commitment by First Indiana Bank, N.A. to make you a loan or to make you a loan on any particular basis. Only the appropriate committee of First Indiana Bank, N.A.can approve the individual housing starts or lot purchases.

Similarly, the fact that First Indiana Bank, N.A. may make you a loan for a particular housing start or lot purchase does not mean that First Indiana Bank, N.A. will make you further loans on other housing starts or lot purchases.

This commitment when accepted shall survive the loan closing and be incorporated in and as a part of the loan documents.

If the foregoing terms and conditions meet with your approval, please indicate your acceptance by signing and returning this original commitment letter to me within thirty days of this date.

Sincerely,

Vicki L.Hensley
Vice President

APPROVAL AND ACCEPTANCE:

Davis Homes, LLC.
By Davis Holding Corporation,
its Sole Managing Member

By: ______________________

Its: V.P.

~~July~~ , 2002
8/5/02.

Exhibit 6.02

Amended and Restated Credit Agreement dated
November 1, 2000, with Bank One, as amended

FIFTH AMENDMENT TO CREDIT AGREEMENT

THIS FIFTH AMENDMENT, is entered into as of October 1, 2002 by and between **DAVIS HOMES, LLC**, an Indiana limited liability company (the "Borrower"), and **BANK ONE, NA**, a national banking association with its main office in Chicago, Illinois, and the successor by merger to Bank One, Indiana, NA (the "Bank");

WITNESSETH:

WHEREAS, the Borrower and Bank (then Bank One, Indiana, NA) have entered into a certain Amended and Restated Credit Agreement dated as of November 1, 2000 as modified by a First Amendment dated December 13, 2000, as further modified by a Modification Agreement effective as of July 1, 2001, as further modified by a Third Amendment dated October 1, 2001 and as further modified by a Fourth Amendment dated January 29, 2002 (the "Credit Agreement"); and

WHEREAS, the Borrower has requested that Bank extend the maturity of the Line of Credit and the last day for procuring additional Standby Letters of Credit; and

WHEREAS, the Bank has agreed to such requests, subject, inter alia, to the Borrower's agreements to modify the Credit Agreement in certain respects;

NOW THEREFORE, in consideration of the premises, the covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1) Capitalized terms used herein which are not otherwise defined herein will have the same meaning ascribed to such terms in the Credit Agreement.

2) The maximum amount of the Line of Credit as originally set forth in Section 2.1 of the Credit Agreement is confirmed at a maximum amount Seven Million Two Hundred Seventy Five Thousand ($7,275,000.00), with the amount of Advances limited to the sum of the Borrowing Bases for all Homes financed under the Line of Credit. The maximum amount of the Line of Credit will now include an allocation of up to $275,000 applicable to Letters of Credit formerly described in Section 2.2 of the Agreement, and the provisions formerly applicable to the Letter of Credit Guidance Line set forth in Section 2.2 are incorporated into Section 2.1, provided that the last date for procuring additional Letters of Credit will now be October 1, 2003. The Borrower confirms that as of the date of this Fifth Amendment, there are two Letters of Credit in the amount of $50,000 each outstanding under the Line of Credit.

3) The maximum number of Speculative Homes and Models financed under the Line of Credit, as originally described in Section 2.1 of the agreement, is reduced from Forty five (45) to fifteen (15)

4) The maturity date for the Line of Credit, as originally set forth in Section 2.4 of the Credit Agreement is hereby extended from October 1, 2002 to October 1, 2003.

5) The Borrower will execute and deliver a Renewal Revolving Note to further evidence its obligation to repay advances under the Line of Credit, which renewal note will constitute the "Revolving Note" and the "Note" under the Credit Agreement.

6) The provision related to the facility fee contained in Section 2.1.6 of the Credit Agreement is replaced with the following:

2.1.6. **Fee.** In connection with the availability of the Line of Credit, the Borrower agrees to pay the Bank a fee of one fourth of one percent per annum (0.25%) on the average daily unborrowed amount of the Line of Credit availability below $6,183,750, payable quarterly in arrears on the last day of each calendar quarter. No fee will be due with respect to availability under the Line of Credit above $6,183,750.00.

7) The financial covenant contained in Section 5.12.1 of the Credit Agreement is replaced with the following:

5.12.1 **Ratio of Total Liabilities to Total Capitalization.** Borrower shall maintain a ratio of (i) its total liabilities less the principal amount of Subordinated Debt, to (ii) its Tangible Net Worth plus the principal amount of Subordinated Debt of not greater than 5.5 to 1.0 at the fiscal quarter end of September 30, 2002, 4.5 to 1.0 at the fiscal quarter end of December 31, 2002, 6.5 to 1.0 at the fiscal quarter end of March 31, 2003, 5.0 to 1.0 for the quarters ending June 30, 2003 and September 30, 2003, which covenant shall be tested on a quarterly basis as of the last day of each fiscal quarter.

8) The Borrower hereby represents and warrants as follows:

a. This Fifth Amendment constitutes a legal, valid and binding obligation of the Borrower enforceable in accordance with its terms. The Borrower has taken all necessary and appropriate corporate action for the approval of this Fifth Amendment and the authorization of the execution, delivery and performance thereof.

b. As of the date hereof, there is no Event of Default (as defined in the Credit Agreement) under the Credit Agreement.

c. The Borrower hereby specifically confirms and ratifies its obligations, covenants, waivers and consents under the Credit Agreement as modified herein.

d. Except as specifically modified herein, all representations and warranties contained in the Credit Agreement, as modified hereby, continue to be true and correct, except to the extent any such representation or warranty is stated to relate to an earlier date, in which case such representation or warranty are only warranted to be true and correct as of such earlier date.

9) This Fifth Amendment will become effective upon its execution by the Borrower and the Bank and the delivery of the Renewal Revolving Note by the Borrower described above.

10) This Fifth Amendment may be signed in one or more counterparts, each of which will constitute an original and all of which taken together will constitute one and the same document.

11) The Borrower agrees to pay the reasonable costs and expenses of the Bank, including reasonable attorneys' fees, associated with the preparation, negotiation and execution of this Fifth Amendment and all related documents.

12) Except as modified herein, the Credit Agreement and all related Loan Documents will remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Fifth Amendment to be entered into as of the date written above.

DAVIS HOMES, LLC

By: DAVIS HOLDING CORPORATION, Its Manager

By: [signature]

Vice Pres.

Printed Name - Title

BANK ONE, NA

By: ______________________

____
Printed Name - Title

REAFFIRMATION AND CONSENT OF GUARANTORS

The undersigned (collectively referred to as the "Guarantors"), being the Guarantors of the obligations of the Borrower under the terms of (i) a Limited Continuing Guaranty dated November 1, 2000 in the case of Charles R. Davis, and (ii) an Amended and Restated Limited Continuing Guarantees delivered by each of Davis Investments, L.P. and Davis holding Corporation dated December 13, 2000, hereby consent to the foregoing Fifth Amendment to Credit Agreement effective as of October 1, 2002, executed by the Borrower and Bank, and agree that neither the execution nor performance of such Fifth Amendment shall in any way affect, impair, discharge, relieve or release the obligations of the undersigned under their contracts of guaranty, which contracts of guaranty are hereby ratified, confirmed and reaffirmed in all respects and are hereby extended upon their same terms consistent with the foregoing Fifth Amendment and any agreement or instrument delivered in connection therewith. Said contracts of guaranty shall continue in full force and effect until all Obligations of the Borrower to the Bank under the Loan Documents, as modified, are fully paid and performed or the contracts of guaranty are released pursuant to the terms and conditions contained therein. The Guarantors further confirm that their respective guarantees now run in favor of Bank One, NA, a national banking association which is the successor by merger to Bank One, Indiana, NA

Executed as of October 1, 2002.

Charles R. Davis
CHARLES R. DAVIS

DAVIS INVESTMENTS, L.P.

By: Ronald J. Hundley Jr.

Vice Pres.
Printed Name - Title

DAVIS HOLDING CORPORATION

By: Ronald J. Hundley Jr.

Vice Pres.
Printed Name - Title

29 ? ? 1/?/02 Executed.

FOURTH AMENDMENT TO CREDIT AGREEMENT

THIS FOURTH AMENDMENT, is entered into as of January __, 2002 by and between **DAVIS HOMES, LLC**, an Indiana limited liability company (the "Borrower"), and **BANK ONE, INDIANA, NA**, a national banking association (the "Bank");

WITNESSETH:

WHEREAS, the Borrower and Bank have entered into a certain Amended and Restated Credit Agreement dated as of November 1, 2000 as modified by a First Amendment dated December 13, 2000, a Modification Agreement effective as of July 1, 2001 and a Third Amendment dated October 1, 2001 (the "Credit Agreement"); and

WHEREAS, the Borrower has requested that Bank issue a letter of credit in the amount of $360,098.00 for the account of Fort Harrison Housing, L.P. (the "Fort Harrison Letter of Credit"), the obligations under which will be guaranteed by the Borrower and Davis Investments, L.P.; and

WHEREAS, the Bank is willing to issue the Fort Harrison Letter of Credit, provided that among other things, the Borrower and Davis Investments, L.P._ become guarantors of the obligations of Fort Harrison Housing, L.P. related to the Fort Harrison Letter of Credit, and that the Borrower agrees that the maximum available amount of the Line of Credit described in the Credit Agreement is reduced by the outstanding amount of the Fort Harrison Letter of Credit;

NOW THEREFORE, in consideration of the premises, the covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1) Capitalized terms used herein which are not otherwise defined herein will have the same meaning ascribed to such terms in the Credit Agreement.

2) The maximum amount of the Line of Credit as originally set forth in Section 2.1 of the Credit Agreement is confirmed at a maximum amount equal to the lesser of (i) the sum of the Borrowing Bases for all Homes being financed under the Line of Credit; or (ii) Twenty Million and 00/100 Dollars ($20,000,000.00) less the amounts of other credit exposures of the Bank or any affiliate of the Bank to the Borrower other than development and project loans to the Borrower directly secured by such developments and projects, including (a) guarantees of the Borrower for obligations of affiliates of the Borrower which are not fully secured by collateral, (ii) a reasonable estimate of the mark to market exposure on any Rate Management Transactions, and (iii) the credit limits on business credit cards extended to the Borrower by the Bank or any affiliate of the Bank.

3) The Borrower hereby represents and warrants as follows:

   a. This Fourth Amendment constitutes a legal, valid and binding obligation of the Borrower enforceable in accordance with its terms. The Borrower has taken all necessary and appropriate corporate action for the approval of this Fourth Amendment and the authorization of the execution, delivery and performance thereof.

   b. As of the date hereof, there is no Event of Default (as defined in the Credit Agreement) under the Credit Agreement.

   c. The Borrower hereby specifically confirms and ratifies its obligations, covenants, waivers and consents under the Credit Agreement as modified herein.

   d. Except as specifically modified herein, all representations and warranties contained in the Credit Agreement, as modified hereby, continue to be true and correct, except to the extent any such representation or warranty is stated to relate to an earlier date, in which case such representation or warranty are only warranted to be true and correct as of such earlier date.

4) This Fourth Amendment will become effective upon its execution by the Borrower and the delivery of the Fort Harrison Letter of Credit to the beneficiary thereof.

5) This Fourth Amendment may be signed in one or more counterparts, each of which will constitute an original and all of which taken together will constitute one and the same document.

6) The Borrower agrees to pay the reasonable costs and expenses of the Bank, including reasonable attorneys' fees, associated with the preparation, negotiation and execution of this Fourth Amendment and all related documents.

7) Except as modified herein, the Credit Agreement and all related Loan Documents will remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Fourth Amendment to be entered into as of the date written above.

DAVIS HOMES, LLC

By: DAVIS HOLDING CORPORATION, Its Manager Member

By: ______________________

Richard Davis V.P.

Printed Name - Title

BANK ONE, INDIANA, NA

By: ______________________

Robert A. Minardo, EVP

Printed Name - Title

REAFFIRMATION AND CONSENT OF GUARANTORS

The undersigned (collectively referred to as the "Guarantors"), being the Guarantors of the obligations of the Borrower under the terms of (i) a Limited Continuing Guaranty dated December 1, 2000 in the case of Charles R. Davis, and (ii) an Amended and Restated Limited Continuing Guarantees delivered by each of Davis Investments, L.P. and Davis Holding Corporation dated December 13, 2000, hereby consent to the foregoing Fourth Amendment to Credit Agreement effective as of January __, 2002, executed by the Borrower and Bank, and agree that neither the execution nor performance of such Fourth Amendment shall in any way affect, impair, discharge, relieve or release the obligations of the undersigned under their contracts of guaranty, which contracts of guaranty are hereby ratified, confirmed and reaffirmed in all respects and are hereby extended upon their same terms consistent with the foregoing Fourth Amendment and any agreement or instrument delivered in connection therewith. Said contracts of guaranty shall continue in full force and effect until all Obligations of the Borrower to the Bank under the Loan Documents, as modified, are fully paid and performed or the contracts of guaranty are released pursuant to the terms and conditions contained therein.

Executed as of January 10, 2002

[signature]
CHARLES R. DAVIS

DAVIS INVESTMENTS, L.P.

By: [signature]

C. Richard Davis VP
Printed Name - Title

DAVIS HOLDING CORPORATION

By: [signature]

C. Richard Davis VP
Printed Name - Title

THIRD AMENDMENT TO CREDIT AGREEMENT

THIS THIRD AMENDMENT, is entered into as of October 1, 2001 by and between **DAVIS HOMES, LLC**, an Indiana limited liability company (the "Borrower"), and **BANK ONE, INDIANA, NA**, a national banking association (the "Bank");

WITNESSETH:

WHEREAS, the Borrower and Bank have entered into a certain Amended and Restated Credit Agreement dated as of November 1, 2000 as modified by a First Amendment dated December 13, 2000, and further modified by a Modification Agreement effective as of July 1, 2001 (the "Credit Agreement"); and

WHEREAS, the Borrower has requested that Bank extend the maturity of the Line of Credit and the last day for procuring additional Standby Letters of Credit; and

WHEREAS, the Bank has agreed to such requests, subject, inter alia, to the Borrower's agreements to modify the Credit Agreement in certain respects;

NOW THEREFORE, in consideration of the premises, the covenants herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1) Capitalized terms used herein which are not otherwise defined herein will have the same meaning ascribed to such terms in the Credit Agreement.

2) The maximum amount of the Line of Credit as originally set forth in Section 2.1 of the Credit Agreement is confirmed at a maximum amount of Twenty Million and 00/100 Dollars ($20,000,000.00).

3) The maturity date for the Line of Credit, as originally set forth in Section 2.4 of the Credit Agreement is hereby extended from October 1, 2001 to October 1, 2002.

4) The last day for procuring additional Standby Letters of Credit as originally set forth in Section 2.2 of the Credit Agreement is hereby extended from July 1, 2001 to October 1, 2002.

5) The Borrower will execute and deliver a Renewal Revolving Note to further evidence its obligation to repay advances under the Line of Credit, which renewal note will constitute the "Revolving Note" and the "Note" under the Credit Agreement.

6) The provision related to the facility fee contained in Section 2.1.6 of the Credit Agreement is replaced with the following:

2.1.6. **Fee.** In connection with the availability of the Line of Credit, the Borrower agrees to pay the Bank a fee of one fourth of one percent per annum (0.25%) on the average daily unborrowed amount of the Line of Credit availability below $17,000,000, payable quarterly in arrears on the last day of each calendar quarter. No fee will be due with respect to the last $3,000,000 of availability under the Line of Credit.

7) The financial covenant contained in Section 5.12.1 of the Credit Agreement is replaced with the following:

5.12.1 **Ratio of Total Liabilities to Total Capitalization.** Borrower shall maintain a ratio of (i) its total liabilities less the principal amount of Subordinated Debt, to (ii) its Tangible Net Worth plus the principal amount of Subordinated Debt of not greater than 6.0:1.0 at the fiscal quarter end of September 30, 2001, 5.0 to 1.0 at the fiscal quarter end of December 31, 2001, 7.0 to 1.0 at the fiscal quarter end of March 31, 2002, 5.5 to 1.0 at the fiscal quarter end of June 30, 2002, 5.5 to 1.0 at the fiscal quarter end of September 30, 2002, 4.5 to 1.0 at the fiscal quarter end of December

31, 2002 and 6.5 to 1.0 at the fiscal quarter end of March 31, 2003, which covenant shall be tested on a quarterly basis as of the last day of each fiscal quarter.

8) The Borrower hereby represents and warrants as follows:

a. This Third Amendment constitutes a legal, valid and binding obligation of the Borrower enforceable in accordance with its terms. The Borrower has taken all necessary and appropriate corporate action for the approval of this Third Amendment and the authorization of the execution, delivery and performance thereof.

b. As of the date hereof, there is no Event of Default (as defined in the Credit Agreement) under the Credit Agreement.

c. The Borrower hereby specifically confirms and ratifies its obligations, covenants, waivers and consents under the Credit Agreement as modified herein.

d. Except as specifically modified herein, all representations and warranties contained in the Credit Agreement, as modified hereby, continue to be true and correct, except to the extent any such representation or warranty is stated to relate to an earlier date, in which case such representation or warranty are only warranted to be true and correct as of such earlier date.

9) This Third Amendment will become effective upon its execution by the Borrower and the Bank and the delivery of the Renewal Revolving Note by the Borrower described above.

10) This Third Amendment may be signed in one or more counterparts, each of which will constitute an original and all of which taken together will constitute one and the same document.

11) The Borrower agrees to pay the reasonable costs and expenses of the Bank, including reasonable attorneys' fees, associated with the preparation, negotiation and execution of this Third Amendment and all related documents.

12) Except as modified herein, the Credit Agreement and all related Loan Documents will remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the parties have caused this Third Amendment to be entered into as of the date written above.

DAVIS HOMES, LLC

By: DAVIS HOLDING CORPORATION, Its Manager

By: [signature]

C. Richard Davis, V.P.

Printed Name - Title

BANK ONE, INDIANA, NA

By: [signature]

Robert A. Minardo, EVP

Printed Name - Title

1st
6/29/01

8/CRS 2
7/12/01
NOT REVIEWED
BY RPJ

MODIFICATION AGREEMENT

EFFECTIVE DATE: July 1, 2001.

PARTIES: **"Borrower"**: Davis Homes, LLC, an Indiana limited liability company.

"Bank": BANK ONE, INDIANA, NA, a national banking association

RECITALS:

A. Bank has extended to Borrower credit (the "**Loan)** pursuant to the Amended and Restated Credit Agreement, dated November 1, 2000, (the "**Loan Agreement**"), and evidenced by the Promissory Note, dated November 1, 2000, (the "**Note**").

B. The Loan is secured by, among other things, the various mortgages (the "**Mortgage**"), by Borrower, as mortgagor, in favor of the Bank, as mortgagee, recorded with the Recorders of Indiana counties, (the agreements, documents, and instruments securing the Loan and the Note are referred to collectively herein as the "**Security Documents**").

C. Bank and Borrower have executed and delivered previously the following agreements (the "**Modifications**") modifying the terms of the Loan, the Note, the Loan Agreement, and/or the Security Documents: First Amendment to Credit Agreement dated December 13, 2000. The Note, the Loan Agreement, the Security Documents, any environmental indemnity agreement, and all other agreements, documents, and instruments evidencing, securing, or otherwise relating to the Loan, as modified by the Modifications, are referred to collectively herein as the "**Loan Documents.**" Hereinafter, the terms "**Note,**" "**Loan Agreement,**" "**Mortgage,**" "**Modifications**", and "**Security Documents**" shall mean such documents as modified by the Modifications.

D. Borrower has requested that Bank modify the Loan and the Loan Documents as provided in this Modification Agreement (this "**Agreement**"). Bank is willing to so modify the Loan and the Loan Documents, subject to the terms and conditions set forth herein.

AGREEMENT:

For good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, Borrower and Bank agree as follows:

1. **ACCURACY OF RECITALS**.

Borrower acknowledges the accuracy of the Recitals.

2. **MODIFICATION OF LOAN DOCUMENTS**.

2.1 The Loan Documents are modified as follows:

2.1.1 The Note and the Loan Agreement are hereby modified to provide that the maturity date of the Loan and the Note including the Letter of Credit Facility is changed from July 1, 2001 to October 1, 2001. On the maturity date Borrower shall pay to Bank the unpaid principal, accrued and unpaid interest, and all other amounts payable by Borrower under the Loan Documents as modified herein.

2.1.2 The Note and the Loan Agreement are hereby modified to provide that the amount of the Loan and the Note, and the maximum principal amount that may at any time be outstanding thereunder, is changed from $25,000,000.00 to $20,000,000.00 and Borrower may obtain, and Bank shall be obligated to make, further advances under the Loan Documents subject to the terms and conditions of the Loan Documents applicable to advances.

2.2 Each of the Loan Documents is modified to provide that it shall be a default or an event of default thereunder if Borrower shall fail to comply with any of the covenants of Borrower herein or if any representation or warranty by Borrower herein, or by any guarantor in any related Consent and Agreement of Guarantor(s), or by any grantor of collateral security in any related Consent and Agreement of Grantor, is materially incomplete, incorrect, or misleading as of the date hereof.

2.3 Each reference in the Loan Documents to any of the Loan Documents shall be a reference to such document as modified herein.

3. **RATIFICATION OF LOAN DOCUMENTS AND COLLATERAL**.

The Loan Documents are ratified and affirmed by Borrower and shall remain in full force and effect as modified herein. Any property or rights to or interests in property granted as security in the Loan Documents shall remain as security for the Loan and the obligations of Borrower in the Loan Documents.

4. **BORROWER REPRESENTATIONS AND WARRANTIES**.

Borrower represents and warrants to Bank that:

4.1 No default or event of default under any of the Loan Documents as modified herein, nor any event, that, with the giving of notice or the passage of time or both, would be a default or an event of default under any of the Loan Documents as modified herein has occurred and is continuing. (Except as waived for 1st Qtr. 2001.) [illegible]

4.2 There has been no material adverse change in the financial condition or results from operations of Borrower or any other person whose financial statement has been delivered to Bank in connection with the Loan from the most recent financial statement received by Bank, and there has been no casualty, loss or material deterioration in the condition or value of any collateral security for the Loan.

4.3 Each of the representations and warranties of Borrower in the Loan Documents is true and accurate as if made on the date hereof.

4.4 Borrower has no claims, counterclaims, defenses, or set-offs with respect to the Loan or the Loan Documents as modified herein.

4.5 The Loan Documents as modified herein are the legal, valid, and binding obligation of Borrower, enforceable against Borrower in accordance with their terms.

4.6 Borrower is validly existing under the laws of the State of its formation or organization and has the requisite power and authority to execute and deliver this Agreement and to perform the Loan Documents as modified herein. The execution and delivery of this Agreement and the performance of the Loan Documents as modified herein have been duly authorized by all requisite action by or on behalf of Borrower. This Agreement has been duly executed and delivered on behalf of Borrower.

5. BORROWER COVENANTS.

Borrower covenants and agrees with Bank that:

5.1 Borrower shall execute, deliver, and provide to Bank, and shall cause to be executed, delivered and provided to Bank, such additional agreements, documents, instruments, and resolutions as are reasonably required at any time by Bank.

5.2 Borrower fully, finally, and forever releases and discharges Bank and its successors, assigns, directors, officers, employees, agents, and representatives from any and all actions, causes of action, claims, debts, demands, liabilities, obligations, and suits, of whatever kind or nature, in law or equity of Borrower, whether now known or unknown to Borrower, (i) in respect of the Loan, the Loan Documents, or the actions or omissions of Bank in respect of the Loan or the Loan Documents and (ii) arising from events occurring prior to or contemporaneously with the date of this Agreement.

6. EXECUTION AND DELIVERY OF AGREEMENT BY BANK.

Bank shall not be bound by this Agreement until (i) Bank has executed and delivered this Agreement, (ii) Borrower has performed all of the obligations of Borrower under this Agreement to be performed contemporaneously with the execution and delivery of this Agreement, (iii) each guarantor, if any, of the Loan has executed and delivered to Bank a Consent and Agreement of Guarantor, (iv) each grantor (other than Borrower), if any, of any collateral security of any kind or description for the Loan has executed and delivered to Bank a Consent and Agreement of Grantor, and (v) if required by Bank, Borrower, any guarantors and any grantors have executed and delivered to Bank an environmental questionnaire, and an environmental certification and indemnity agreement.

7. **INTEGRATION, ENTIRE AGREEMENT, CHANGE, DISCHARGE, TERMINATION, OR WAIVER**.

The Loan Documents as modified herein contain the complete understanding and agreement of Borrower and Bank in respect of the Loan and supersede all prior representations, warranties, agreements, arrangements, understandings, and negotiations. No provision of the Loan Documents as modified herein may be changed, discharged, supplemented, terminated, or waived except in a writing signed by the parties thereto.

8. **BINDING EFFECT**.

The Loan Documents as modified herein shall be binding upon and shall inure to the benefit of Borrower and Bank and their respective successors and assigns and the executors, legal administrators, personal representatives, heirs, devisees, and beneficiaries of Borrower, provided, however, Borrower may not assign any of its rights or delegate any of its obligations under the Loan Documents and any purported assignment or delegation shall be void.

9. **CHOICE OF LAW**.

This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, without giving effect to conflicts of law principles.

10. **COUNTERPART EXECUTION**.

This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same document. Signature pages may be detached from the counterparts and attached to a single copy of this Agreement to physically form one document.

Executed on June 29, 2001, but with effect the Effective Date.

BANK ONE, INDIANA, NA, a national banking association

By: [signature]
Name: Robert A. Minardo
Title: First Vice President

DAVIS HOMES, LLC, an Indiana limited liability company, by its sole manager

By: Davis Holding Corporation, an Indiana corporation

By: ______________________________
Name: ~~Ronald F. Shady, Jr.~~ C. RICHARD DAVIS
Title: Vice President

INCRETemplates\Modification Agreement Rev 122099.doc

Exhibit 6.03

Revolving Note and Credit Agreement dated
August 9, 2001, with Union Planters Bank, N.A., as amended

CREDIT AGREEMENT

between

UNION PLANTERS BANK, N.A.

and

DAVIS HOMES, LLC

CREDIT AGREEMENT

DAVIS HOMES, LLC, an Indiana limited liability company (the "Borrower"), and **UNION PLANTERS BANK, N.A.**, a national banking association (the "Bank"), agree as follows:

SECTION 1. RULES OF CONSTRUCTION AND DEFINITIONS.

(a) **Rules of Construction.**

"**Accounting Terms**" shall have the meanings given them under generally accepted accounting principles ("GAAP"). Except as otherwise expressly provided herein, all computations and determinations for purposes of determining compliance with the financial requirements of this Agreement shall be made in accordance with GAAP as in effect on the date hereof. If GAAP shall change subsequent to the date hereof, Borrower may make such computations and determinations for purposes of determining compliance with the financial requirements of this Agreement in accordance with GAAP then in effect.

(b) **Definitions.** The following terms when used herein shall have the following meanings when used, except in the case of accounting terms, with the initial letter capitalized:

"**Adjusted LIBOR**" means, for each LIBOR Loan, the rate per annum (rounded up, if necessary to the nearest 1/100%) determined by the Bank to be equal to the quotient of (a) the LIBOR divided by (b) 1 minus the Reserve Requirement.

"**Advance**" means a disbursement of proceeds of the Loan.

"**Affiliate**" means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person or is a director or executive officer of such Person. For purposes of this definition, the term "control" (including the terms "controlling", "controlled by" and "under common control with") of a Person means the possession, direct or indirect, of the power (whether or not exercised) (i) to vote 10% or more of the securities having ordinary voting power or (ii) to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

"**Agreement**" means this Credit Agreement.

"**Application for Line of Credit Advance**" means the written application of the Borrower for a disbursement of Line of Credit proceeds, which Application will be in the form of Exhibit "A" attached hereto.

"**Approved Purchase Agreement**" means a written purchase agreement entered into by and between Borrower and a third party which is not an Affiliate of Borrower in respect of a Home for which permanent financing has been obtained pursuant to commitment letter from a permanent mortgage lender.

"**Authorized Officer**" means the Chief Executive or Financial Officer, the President, Secretary or Vice President of the Borrower, or any other officer whose authority to perform acts on behalf of the Borrower which must be performed by an "Authorized Officer" under the terms of this Agreement, is evidenced to the Bank by a duly certified copy of a resolution of the Board of Directors of the Borrower.

"**Bank**" is used as defined in the preamble.

"**Banking Day**" means a day on which the Bank is open for the purpose of conducting substantially all of its business activities in the City of Indianapolis, Indiana.

"**Base Rate**" means the per annum rate equal to the Prime Rate in effect from time to time, which Base Rate shall change simultaneously with any change in such Prime Rate.

"**Borrower**" is used as defined in the preamble.

"**Borrowing Base**" means an amount equal, as of any date such amount is to be determined, to the sum of the following:

(a) with respect to any Contract Home, eighty percent (80%) of the lesser of the contract sales price or the appraised value of such Contract Home, to be based on the status of percentage of completion of such Contract Home;

(b) with respect to Development Lots, eighty percent (80%) of the appraised value of such lot purchased by Borrower up to a maximum of fifteen Development Lots;

(c) with respect to any Speculative Home, eighty percent (80%) of the lesser of the expected sales price or the appraised value of such Speculative Home, to be based on the status of percentage of completion of such Speculative Home, up to a maximum of two Speculative Homes in any one subdivision (including all sections of multi-phased subdivisions) at any one time;

(d) with respect to any Model Homes, eighty percent (80%) of the lesser of the expected sales price or the appraised value of such Model Home, to be based on the status of percentage of completion of such Model Home, up to a maximum of two Model Homes in any one subdivision (including all sections of multi-phased subdivisions) at any one time;

provided that the maximum Borrowing Base for the aggregate sums advanced for Speculative Homes and Model Homes under items (c) and (d) above shall not exceed 13 homes at any one time; and provided, further, the maximum Borrowing Base for the aggregate sums advanced for Development Lots, Speculative Homes and Model Homes under items (b), (c) and (d) shall not exceed One Million Eight Hundred Seventy-Five Thousand Dollars ($1,875,000) at any one time.

"**Contract Assignment**" is used as defined in Section 4(a).

"**Contract Home**" means a Home which a third party not an Affiliate of Borrower has agreed to purchase under an Approved Purchase Agreement entered into by and between Borrower and such third party. If a purchase agreement with respect to a Contract Home is terminated and such Contract Home is not sold or placed under a new purchase agreement within 30 days of such termination, such Contract Home will become after such 30 days a Speculative Home.

"**Default**" shall mean any breach of any term, condition, provision, covenant or representation by the Borrower or any other event or condition which, with the lapse of time, the giving of notice, or both would constitute an Event of Default.

"**Development Lot**" means, as of the date of any determination, a single-family residential lot owned by Borrower, which lot has utilities available at the boundaries thereof, is contiguous to a completed, publicly dedicated street, and for which a building permit for the construction of a single-family residence thereon is available but on which the construction of a residence has not yet commenced.

"**Environmental Law**" means any federal, state or local law, rule, regulation, order, writ, judgment, injunction, decree, determination or award relating to Hazardous Materials, the environment or to the release of any materials into the environment, including, without limitation the Clean Air Act, as amended, the Clean Water Act of 1977, as amended, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, the Hazardous Materials Transportation Act, as amended, and the Resource Conservation and Recovery Act of 1976, as amended.

"**ERISA**" means the Employee Retirement Income Security Act of 1974, as amended from time to time, and the regulations promulgated and rulings issued thereunder.

"**Event of Default**" means any event or condition identified as such in Section 8.

"**Guarantors**" means Davis Investments, L.P. and Davis Holding Corporation.

"**Guaranty**" is used as defined in Section 4(b).

"**Hazardous Materials**" means (a) materials the presence of which requires investigation or remediation under any federal, state or local law, rule, regulation, ordinance, order, action or policy; (b) materials listed in 49 C.F.R. § 172.101, materials defined as hazardous pursuant to Section 101(14) of the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended; (c) any flammable, explosive, radioactive, carcinogenic or mutagenic materials (including any biomedical materials or wastes the use, storage, handling or disposal of which is regulated under any Federal, State or local law, rule, regulation, ordinance, order, action or policy); (d) hazardous or toxic wastes or substances, petroleum or petroleum distillates; (e) asbestos or material containing asbestos, polychlorinated biphenyls or similar materials; or (f) infectious or potentially infectious materials, blood and other bodily fluids in any form (including laboratory specimens), used needles and syringes, used gloves and other disposable protective clothing or devices, contaminated linen, uniforms or laundry, or any other medical waste.

"**Home**" means a Contract Home, Model Home or a Speculative Home, all of which shall include the real estate and lot upon which the improvement are located.

"**LIBOR**" means, as of any time the same is to be determined by the Bank, the per annum interest rate (rounded up, if necessary, to the nearest 1/100%) at which deposits of U.S. dollars in Permissible Increments quoted for the offering to leading banks for the applicable LIBOR Interest Period in the London interbank market at approximately 11:00 a.m. (London time) two (2) Banking Days prior to the commencement of any LIBOR Interest Period.

"**LIBOR Interest Period**" means a period commencing on any date a Permissible Increment of the Loan is to bear interest at an Optional Rate, and ending, as selected by the Borrower, on the numerically corresponding day in the first, second or third calendar month thereafter; provided, that (a) any LIBOR Interest Period that begins on the last Banking Day of the calendar month (or any day on which there is no numerically corresponding day in the appropriately subsequent calendar month) shall end on the last Banking Day of the appropriate subsequent calendar month, (b) no LIBOR Interest Period shall extend beyond the maturity date of the Line of Credit, (c) if a LIBOR Interest Period would end on a day that is not a Banking Day, such LIBOR Interest Period shall be extended to the next Banking Day unless such Banking Day would fall in the next calendar month, in which event such LIBOR Interest Period shall end on the immediately preceding Banking Day, and (d) the Adjusted LIBOR shall remain fixed throughout the relevant LIBOR Interest Period.

"**LIBOR Loans**" means any Advances when and to the extent that the interest rate therefor is determined by reference to the Adjusted LIBOR.

"**Lien**" means any lien, security interest, mortgage, pledge, title retention lien, or other charge of any kind, or any other type of preferential arrangement, including, without limitation, the lien or retained security title of a conditional vendor.

"**Line of Credit**" means the sums Advanced by the Bank to the Borrower for working capital and other purposes as described in Section 2(a)(i).

"**Loan**" is used to refer to the Line of Credit, and any other loan by Bank to Borrower.

"**Loan Documents**" mean this Agreement, the Revolving Note, the Mortgages, the Contract Assignment, the Guaranty, and any other documents which at any time evidence or secure the Loan.

"**Maximum Amount**" means with respect to the limit on the Line of Credit the sum of Seven Million Five Hundred Thousand Dollars ($7,500,000).

"**Minimum Operating Levels**" shall mean the financial operating levels required to be achieved by the Borrower as defined in Section 5(c).

"**Model Home**" shall mean a residence to be used by Borrower as a model or sales office.

"**Mortgage Release Price**" means with respect to each Home the aggregate amount of Advances under the Line of Credit which are attributable to each Home being sold.

"**Mortgages**" are used as defined in Section 4(a).

"**Mortgaged Premises**" means, collectively, the Development Lots, the Contract Homes, the Models and the Speculative Homes owned from time to time by Borrower and encumbered by a Mortgage.

"**Note**" means the Revolving Note and any amended, replacement or supplemental note made by Borrower payable to the Bank as may be outstanding from time to time.

"**Obligations**" means all obligations, liabilities and indebtedness and all renewals and extensions thereof, now or at any time hereafter owed by the Borrower to the Bank, whether such indebtedness, obligations and liabilities are direct, indirect, fixed, contingent, liquidated, unliquidated, joint, several or joint and several and whether such indebtedness, obligations and liabilities now exist or hereafter arise, including without limitation, liabilities and obligations arising from under, by virtue of or pursuant to this Credit Agreement or any other Loan Documents, as the same may hereafter be modified, amended, restated and/or extended from time to time and at any time, together with all interest accruing thereon.

"**Officer's Certificate**" means a certificate signed by an Authorized Officer of the Borrower confirming that all of the representations contained in Section 3 of this Credit

Agreement are true and correct as of the date of such Certificate except as specified therein, and with the further exception that the representation contained in Section 3(d) will refer to the latest financial statements which have been furnished to the Bank under the terms of this Credit Agreement as of the date of any such Certificate. Such Certificate shall further confirm that no Event of Default or Default shall have occurred and is then continuing, or if any Default or Event of Default shall have occurred and is continuing, such Certificate shall describe it and describe the steps being taken or planned by the Borrower to correct such situation. Officer's Certificates shall be substantially in the form included as a part of Exhibit "A".

"**Optional Rate**" means a rate selected by the Borrower to be calculated by reference to the LIBOR.

"**Permissible Increment**" shall mean a minimum principal amount of Five Hundred Thousand Dollars ($500,000) and in minimum increments of One Hundred Thousand Dollars ($100,000) above such minimum principal amount.

"**Person**" means an individual, partnership, limited liability company, corporation, joint stock company, trust (including a business trust), unincorporated association, joint venture or other entity, or a government or any political subdivision or agency thereof.

"**Plan**" means an employee pension benefit plan as defined in ERISA.

"**Prime Rate**" means a variable per annum interest rate adjusted daily, equal at all times to the rate established and quoted from time to time by the Bank as the Prime Rate in effect at its principal office in Indianapolis, Indiana, and changing contemporaneously with each change in the Bank's prime rate. The Prime Rate shall not necessarily have any relation to the rate of interest which the Bank actually charges on any loans or class of loans.

"**Reserve Requirement**" means, for any LIBOR Loan for any LIBOR Interest Period therefor, the daily average of the stated maximum rate (expressed as a decimal) at which reserves, including any marginal, supplemental, or emergency reserves, are required to be maintained during such LIBOR Interest Period under Regulation D by member banks of the Federal Reserve System against "Eurocurrency liabilities" (as such term is used in Regulation D), but without benefit or credit of proration, exemptions, or offsets that might otherwise be available from time to time under Regulation D. Without limiting the effect of the foregoing, the Reserve Requirement shall reflect any other reserves required to be maintained by the Banks against any category of liabilities that includes deposits by reference to which the Adjusted LIBOR is to be determined or any category or extension of credit or other assets that includes LIBOR Loans.

"**Revolving Note**" is used as defined in Section 2(a)(i)(C).

"**Speculative Home**" means a Home to be built without a prearranged purchase agreement between Borrower and a party that is not an Affiliate of Borrower.

"**Subordinated Debt**" means debt owed by the Borrower to a third party which has been fully subordinated to payment of the Obligations under an agreement or by the terms of such debt which are satisfactory to the Bank with respect to permitted payments, standstill provisions, restrictions on the exercise of remedies and other provisions.

"**Summary of Development Activity Report**" means a certification in writing in such form as is acceptable to the Bank in the reasonable exercise of its discretion and executed on behalf of the Borrower by an Authorized Officer. Each such Report shall be in the form of Exhibit "B" attached hereto.

"**Tangible Net Worth**" means, as of the date of determination, that amount determined to be the total owner equity in the combined balanced sheet of Borrower furnished pursuant to Sections 5(b)(i) and (ii) as of such date, less any allowance for goodwill, deferred charges, patents, patent applications, trademarks, trade names, copyrights, licenses, franchise rights, non-competition or consulting agreements, capitalized loan closing fees, premiums on purchased assets, organizational costs, unamortized debt discount, any write-up in the book value of any assets resulting from a revaluation thereof or research and development costs or other intangible items.

"**Title Commitment**" means with respect to Mortgaged Premises, a commitment of title insurance issued by Title Services of Indiana, Inc. or any other title company reasonably acceptable to Bank ("Title Company") agreeing to insure the priority of the lien of the Mortgage on such Mortgaged Premises.

SECTION 2. THE LOAN.

(a) **Terms of Loan**.

(i) **Line of Credit**. From the date hereof and until the Banking Day next preceding July 15, 2002, the Bank will make Advances from time to time to the Borrower, in amounts not exceeding the aggregate principal amount at any time outstanding, the lesser of Seven Million Five Hundred Thousand Dollars ($7,500,000) (the "Maximum Amount") or the Borrowing Base.

The making of each Advance shall be subject to the further provisions of this Section 2, and shall be subject to all of the conditions of lending stated in Section 7 being fulfilled at the time of each Advance, and provided further that each Advance shall be on the terms and subject to the conditions hereinafter stated.

(A) **Interest**. The Line of Credit shall bear interest (calculated on the basis of the actual number of days elapsed in a year of 360 days) from the date of each Advance until repaid or until maturity at a per annum rate equal to the Base Rate, except that at the option of the Borrower, exercised as provided in Section 2(b) hereof, interest may accrue prior to maturity on any Permissible Increment of outstanding Advances of the Line of Credit, at Two and Three-Fourths Percent (2-3/4%) per annum above the Adjusted LIBOR. After maturity, whether by acceleration or scheduled maturity, until paid in full, the Line of Credit shall bear interest at a rate equal to three percent (3%) per annum above the otherwise applicable rate (calculated on the basis that an entire year's interest is earned in 360 days).

(B) Use of Proceeds. Advances may only be used by the Borrower to fund the cost of constructing Contract Homes, Models and Speculative Homes, including the cost of acquiring Development Lots, to refinance bank debt used for such purposes and to pay other expenses approved by Bank.

(C) Method of Borrowing. The obligations of the Borrower to repay the Line of Credit shall be evidenced by a promissory note ("Revolving Note") attached as Exhibit "C" and made a part hereof. So long as no Event of Default or Default shall have occurred and be continuing, and until maturity, subject to the terms of this Agreement, the Borrower may borrow, repay and re-borrow under the Note on any Banking Day. The entire outstanding balance of principal and accrued interest on the Line of Credit shall be due and payable on or before July 15, 2002. Principal may be prepaid in part or in whole without penalty.

(D) Extensions of Line of Credit. At the request of the Borrower, the Bank may, in its sole discretion, extend the maturity of the Line of Credit and Revolving Note for one or more successive periods of one year each, provided that any such extension must be evidenced by a writing executed on behalf of the Bank by an authorized officer of the Bank. Any such extensions shall be conditioned upon the Borrower having delivered to the Bank on or prior to the maturity a new promissory note acceptable to the Bank, and any other documents requested by the Bank. It shall be a further condition precedent to any such extension that all conditions of lending applicable to Advances subsequent to the first Advance shall be fulfilled as of the extension date.

(E) Advances of Line of Credit. Each Advance under the Line of Credit will be conditioned upon receipt by the Bank from the Borrower of an Application. Upon receipt of an Application, and upon compliance with all other conditions of lending stated in Section 7 of this Agreement, the Bank shall disburse the amount of the requested Advance to the Borrower; provided, however, that the Bank may in its discretion make an Advance by crediting the amount thereof to a demand deposit account of the Borrower carried with the Bank upon oral or written request made to Bank on behalf of the Borrower by an Authorized Officer by telephone, telex, facsimile or other form of telegraphic communication, and in so doing, the Bank shall be entitled to rely on any such oral or written request received by them in good faith from anyone reasonably believed by the Agent to be an Authorized Officer. The Borrower shall promptly confirm any such communication by delivering an Application upon request of Bank. The Principal amount of the Line of Credit outstanding from time to time shall be determined by reference to the books and records of the Bank on which all Advances under the Line of Credit and all payments by Borrower on account of the

Line of Credit shall be recorded. Such books and records shall be deemed prima facie to be correct as to such matters.

(F) **Mandatory Repayments Under Line of Credit**. If the aggregate outstanding principal balance of the Line of Credit shall at any time exceed the Borrowing Base as determined by Bank, then a principal payment on the Line of Credit equal to such excess will be immediately due and payable, notwithstanding any other provision of this Agreement, the Note, or any other Loan Documents. For purposes of this subsection, the principal balance of the Line of Credit shall be deemed to include an amount equal to the total amount of all Letters of Credit which are then outstanding.

(b) **Procedures for Electing Optional Rates**. Optional Rates may be elected only in accordance with the following procedures and subject to the other conditions contained in this Agreement:

(i) No Optional Rate may be elected at any time a Default or Event of Default exists, and no Optional Rate may be elected at any time there are Advances being maintained at the Optional Rate for four (4) or more different LIBOR Interest Periods.

(ii) The Borrower shall notify the Bank of its election or renewal of an Optional Rate prior to 2:00 p.m. (Indianapolis time) not less than three (3) Banking Days prior to the commencement of a LIBOR Interest Period specifying (a) the election or renewal date, (b) the amount of the Advance elected or renewed which amount shall be in a Permissible Increment, and (c) the duration of the LIBOR Interest Period selected to apply thereto.

(iii) An election of an Option Rate may be communicated by telephone or by telex, facsimile machine or other form of written electronic communication, or by a writing delivered to the Bank. The Borrower shall confirm in writing any election communicated by telephone. The Bank shall be entitled to rely on any verbal communication of the election of an Optional Rate which is received by a designated employee of the Bank from anyone reasonably believed in good faith by such employee to be an Authorized Officer.

(iv) Notwithstanding any other provision of this Agreement, in the event that the Bank determines (which determination shall be conclusive and binding upon the Borrower, absent manifest error) that by reason of circumstances affecting the London interbank market, adequate and reasonable means do not exist for ascertaining the LIBOR for any LIBOR Interest Period at a time when the outstanding balance of Advances under the Loan is being maintained at the Optional Rate, the Bank shall forthwith give notice of such determination, confirmed in writing, to the Borrower. If such notice is given, then the outstanding principal balance of Advances under the Loan bearing interest at the Optional Rate shall be converted, on the last day of the then current LIBOR Interest Period, to a rate determined by reference to the Base Rate in accordance with Section 2(a)(i)(A).

(v) The Borrower shall indemnify the Bank (net of benefits received by the Bank) against any loss, cost or expense (including loss of margin) which the Bank has sustained or incurred as a consequence of (i) any payment of a LIBOR Loan on a date other than the last day of the LIBOR Interest Period for such LIBOR Loan, or (ii) any attempt by the Borrower to revoke (expressly, by later inconsistent notices or otherwise) in whole or in part any notice stated herein to be irrevocable (the Bank having in its sole discretion the option (A) to give effect to such attempted revocation and obtain indemnity under this Section 2(b)(v), or (B) to treat such attempted revocation as having no force or effect, as if never made). If the Bank sustains or incurs any such loss, cost or expense it shall notify the Borrower of the amount determined in good faith by the Bank to be necessary to indemnify the Bank for such loss, cost or expense. Such amount shall be due and payable by the Borrower to the Bank ten (10) Banking Days after such notice is given.

(c) **Method of Payment**. All payments of principal and interest on the Loan will be payable at the principal office of the Bank in Indianapolis, Indiana in funds available for immediate use at that city and no such payment will be considered to have been made until received in such funds. Any payments received later than fifteen (15) days after the due date thereof, shall be subject to a late payment charge equal to five percent (5%) of the amount of the delinquent payment or One Hundred Dollars ($100), whichever is greater.

SECTION 3. REPRESENTATIONS AND WARRANTIES. To induce the Bank to make the Loan, the Borrower represents and warrants to the Bank that:

(a) **Organization of the Borrower**. The Borrower is a limited liability company organized, existing and in good standing under the laws of the State of Indiana. The Borrower is qualified to do business in the State of Indiana and in every jurisdiction in which (i) the nature of the business conducted, the residence or activities of persons employed or the character or location of the properties owned or leased make such qualification necessary, and (ii) failure so to qualify might impair the Borrower's material contracts against others or result in the Borrower's exposure to material liability in such jurisdiction. No jurisdiction in which the Borrower is not qualified has asserted that the Borrower is required to be qualified to do business therein.

(b) **Authorization; No Conflict**. The execution and delivery of this Agreement, the borrowings hereunder, the execution and delivery of the other Loan Documents required to be executed by the Borrower under the terms of this Agreement and the performance by the Borrower of its obligations under this Agreement and such other Loan Documents are within the Borrower's corporate powers, have been duly authorized by all necessary corporate action, do not and will not contravene or conflict with any provision of law or of the articles of incorporation or by-laws of the Borrower, and do not and will not violate in a material manner any agreement binding upon the Borrower or a material portion of its property.

(c) **Validity and Binding Nature**. This Agreement and the other Loan Documents to which the Borrower is required to be a party under the terms of this Agreement are the legal, valid and binding obligations of the Borrower enforceable against the Borrower in accordance with their respective terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other laws enacted for the relief of debtors generally, from time to time in effect, or by principles of public policy.

(d) **Financial Statements**. The Borrower has delivered to the Bank annual financial statements for the Borrower for the year ending December 31, 2000, and financial statements for the three-month period ending March 31, 2001.

Such financial statements present fairly the financial position of the Borrower as of the dates thereof and the results of the operations and changes in financial position for the periods ending on the dates thereof, in accordance with GAAP consistently applied, except as noted in the footnotes which are a part of such statements. Since the date of the latest of such financial statements, there has been no material adverse change in the financial condition of the Borrower or in the results of the operations thereof.

(e) **Litigation and Contingent Liabilities**. No litigation, arbitration proceeding or governmental proceeding is pending or, to the knowledge of Borrower, is threatened against the Borrower which would, if adversely determined, materially adversely affect the financial condition or continued operations of the Borrower. The Borrower has no contingent liabilities not provided for or disclosed in the financial statements referred to in Section 3(d) that are required to be so disclosed under GAAP.

(f) **Ownership and Liens**. The Borrower has good title to all of its properties and assets shown on its financial statements, except such properties or assets as have been disposed of since the date of such statements in the ordinary course of business or as no longer are used or useful in the conduct of its business.

(g) **Solvency**. Each of the following is believed to be true and correct for the Borrower: (A) the fair value, the market value and the fair saleable value of its property is (i) greater than the total amount of its liabilities (including contingent liabilities) and (ii) greater than the amount that would be required to pay its probable aggregate liability on its existing debts as they mature; (B) the amount of such property and capital is not unreasonable in relation to its business or any contemplated or undertaken transaction; and (C) it does not intend to incur, or believe that it will incur, debts beyond its ability to pay such debts as they become due.

(h) **Employee Benefit Plans**. As of the date hereof, Borrower maintains a Plan in compliance with all applicable laws and regulations in all materials respects, including ERISA, and neither a "reportable event", nor a "prohibited transaction", has occurred under, nor has there occurred any complete or partial withdrawal from, nor has there occurred any appointment of a trustee to administer any plan maintained for employees of the Borrower or an "affiliate", all within the meanings ascribed by ERISA. The present value of all benefits under such Plan do not exceed, as of the last annual valuation date, the value of the assets of such Plan allocable to such vested benefits.

(i) **Investment Company Act; Public Utility Holding Company**. The Borrower is not an "investment company" or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended. Neither the Borrower nor any Affiliate is a "holding company" within the meaning of the Public Utility Holding Company Act of 1935, as amended.

(j) **Regulation U; Business Loans**. The Borrower is not engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System. The Borrower is obtaining the Loan for its business purposes and not for personal, household or family purposes.

(k) **Environmental Matters**. The Borrower has duly complied in all material respects with, and its business, operations, assets, equipment, property, leaseholds, or other facilities are in compliance in all material respects with, the provisions of all federal, state, and local environmental, health, and safety laws, codes and ordinances, and all rules and regulations promulgated thereunder, including Environmental Laws. The Borrower has been issued and will maintain all required federal, state, and local permits, licenses, certificates, and approvals relating to (1) air emissions, (2) discharges to surface water or ground water, (3) noise emissions, (4) solid or liquid waste disposal, (5) use, generation, storage, transportation, or disposal of Hazardous Materials, or (6) other environmental, health or safety matters. Except as may be otherwise disclosed to the Bank in the Environmental Certificate, the Borrower has received no notice of, and knows of no, facts which might constitute any violations of any federal, state, or local environmental, health or safety laws, codes or ordinances, and any rules or regulations promulgated thereunder with respect to its business, operations, assets, equipment, property, leaseholds, or other facilities. Except as may be otherwise disclosed to the Bank in the Environmental Certificate, there has been no emission, spill, release, or discharge by Borrower into or upon (1) the air, (2) soils or any improvements located thereon, (3) surface water or ground water, or (4) the sewer, septic system or waste treatment, storage or disposal system servicing owned facilities or any leased premises, of any Hazardous Materials at or from the premises; and accordingly to Borrower's knowledge, such properties are free of all Hazardous Materials. There has been no complaint, order, directive, claim, citation, or notice by any governmental authority or any person or entity with respect to (1) air emissions, (2) spills, releases, or discharges to soils or improvements located thereon, surface water, ground water or the sewer, septic or waste treatment, storage or disposal systems servicing the premises, (3) noise emissions, (4) solid or liquid waste disposal, (5) the use, generation, storage, transportation or disposal of Hazardous Materials, or (6) other environmental, health, or safety matters affecting the Borrower.

The Borrower has no indebtedness, obligation or liability, absolute or contingent, matured or not matured, with respect to the storage, treatment, clean-up or disposal of any solid waste or materials.

(l) Compliance with Law. The Borrower maintains such licenses, permits, patents, copyrights, trademarks, and consents of appropriate governmental agencies to own its properties and as are necessary or useful to carry on its business and is in compliance in all material respects with applicable laws and regulations. All tax returns or reports of the Borrower required by law have been filed, or will be timely filed before penalties attach, and all taxes, assessments, contributions, fees and other governmental charges (other than those presently payable without penalty or interest and those currently being contested in good faith and against which adequate reserves have been established) upon the Borrower or its assets, properties or income, which are payable, have been paid.

(m) Casualty. Neither the business nor the properties of the Borrower is presently affected by any fire, explosion, accident, strike, lockout or other labor dispute, drought, storm, hail, earthquake, embargo, act of God or other casualty materially adversely affecting the existing or future operations or financial condition of the Borrower.

(n) Title. Borrower has good and marketable title to the assets reflected on the most recent balance sheet submitted to Bank, free and clear from all liens and encumbrances of any kind, except for: (a) current taxes and assessments not yet due and payable, (b) liens and encumbrances, if any reflected or noted on such balance sheet or notes thereto, (c) assets disposed of in the ordinary course of business, (d) any leases or any security interests, pledges, assignments or mortgages granted to secure the repayment or performance of indebtedness and (e) other liens and encumbrances which do not adversely affect Borrower's intended use of such assets.

SECTION 4. COLLATERAL FOR THE LOAN.

(a) Mortgages and Contract Assignment. The Loan and all other Obligations shall be secured by a first mortgage and security interest covering the real property and improvements associated with each Home and Development Lot financed under the Line of Credit together with all additions, substitutions, increments, proceeds and products, whether now owned or later acquired, in all licenses and permits issued now or hereafter by various governmental agencies, utility districts and other entities in connection with the construction and ownership of each Home; all construction contracts, subcontracts and purchase agreements (orders) and deposits now existing or to be entered into hereafter for the construction, renovation, equipping or sale of each Home; and those other certain contracts and agreements that Borrower has assumed or is a party to, now existing or to be entered into hereafter, in connection with the ownership, operation and/or management of each Home. The instruments granting such first mortgage and security interest are referred to herein as the Mortgage and Security Agreement (the "Mortgages") and Assignment of Contracts ("Contract Assignment") and shall be in the form of Exhibits "D" and "E"; respectively.

(b) **Guaranty**. The Loan and all other Obligations are secured by the unconditional Guaranty by each Guarantor in the form of Exhibit "F" attached hereto (collectively, the "Guaranty").

SECTION 5. AFFIRMATIVE COVENANTS OF THE BORROWER. Until all obligations of the Borrower under this Agreement and under the Note are paid in full and any obligation of the Bank to make further Advances has expired, the Borrower agrees that it will strictly observe the following covenants, unless at any time the Bank shall otherwise expressly consent in writing:

(a) **Existence; Minimum Operating Levels.** The Borrower will preserve its company existence without any amendments to its Articles of Organization and will maintain its existing fiscal year and accounting policies in accordance with GAAP. The Borrower shall promptly advise the Bank of any amendments to its Operating Agreement.

(b) **Reports, Certificates and Other Information**. The Borrower will furnish to the Bank:

(i) **Annual Statements**. As soon as available and in any event within one hundred twenty (120) days after the close of each fiscal year financial statements of the Borrower, including but not limited to copies of the:

(A) the balance sheet; and

(B) statements of income and retained earnings and changes in financial position for such fiscal year.

Each statement shall set forth in comparative form the corresponding figures for the preceding year, all in reasonable detail and accompanied by the opinion thereon, unqualified as to scope, of PriceWaterhouse Coopers or other independent public accountants retained by the Borrower with the approval of the Bank, to the effect that the financial statements have been prepared in accordance with generally accepted accounting principles and present fairly the financial position of the Borrower, the results of its operations and changes in its financial position as of the dates of such statements and for the fiscal periods then ended and that the examination of such accounts in connection with their audit of such financial statements has been made in accordance with generally accepted auditing standards, and accordingly included such tests of accounting records and such other auditing procedures as were considered necessary in the circumstances. Further, the Bank shall be provided with the tax returns of the Guarantors on or before the due date (after any extensions).

(ii) **Quarterly Statements**. As soon as available, and in any event within forty-five (45) days after the close of each calendar quarter financial statements of the Borrower, including, but not limited to, copies of:

(A) the unaudited balance sheet, and

(B) an unaudited statement of income and retained earnings, for such quarter and for the portion of the fiscal year ended as of the end of such quarter.

(iii) <u>**Summary of Development Activity**</u>. On or before the fifteenth (15th) day after the end of each calendar quarter, Summary of Development Activity Report as of the last Banking Day of the month immediately preceding.

(iv) <u>**SEC and Other Reports**</u>. Promptly upon their becoming available a copy of each registration statement or prospectus filed by the Borrower with any state securities commission or similar authority or with the Securities and Exchange Commission and copies of each periodic report or proxy statement filed with the Securities and Exchange Commission pursuant to the requirements of the Securities Exchange Act of 1934.

(v) <u>**Orders**</u>. Prompt notice of any orders in any material proceedings to which the Borrower or any Guarantor is a party, issued by any court or regulatory agency, federal or state, and if the Bank should so request, copies of any such order.

(vi) <u>**Officers' Certificates**</u>. Contemporaneously with the furnishing of each of the annual financial statements provided for in Section 5(b)(i), a currently dated Officer's Certificate.

(vii) <u>**Notice of Default or Litigation**</u>. Immediately upon learning of the occurrence of a Default, an Event of Default or the institution of, or any adverse determination in, any litigation, arbitration proceeding or governmental proceeding which is material to the Borrower or any Guarantor or the occurrence of any event which could have a material adverse effect upon the Borrower or any Guarantor written notice thereof describing the same and the steps being taken with respect thereto.

(viii) <u>**Other Information**</u>. As soon as available, but in no event later than 90 days after the beginning of its fiscal year, a financial budget for the one-year period for the Borrower, and from time to time such other information concerning the Borrower as the Bank may reasonably request.

(c) <u>**Minimum Operating Levels**</u>. The Borrower shall maintain the following minimum financial operating levels (the "Minimum Operating Levels") during the time period specified:

(i) <u>**Minimum Tangible Net Worth Plus Subordinated Debt**</u>. Tangible Net Worth plus Subordinated Debt at the monthly period ending June 30, 2001, and at the end of each month through November 30, 2001, shall be at least Eight Million Eight Hundred

Thousand Dollars ($8,800,000) and beginning December 31, 2001, and at the end of each month thereafter shall be at least Ten Million Five Hundred Thousand Dollars ($10,500,000).

(d) Books, Records, Inspections and Audits. The Borrower will maintain complete and accurate books and records; permit the Bank to inspect and audit said books and records at all reasonable times and permit the Bank to inspect the properties and operations of the Borrower. The Bank's calculation of the Borrowing Base and Minimum Operating Levels shall be conclusive, absent manifest error.

(e) Insurance. The Borrower will maintain such insurance as may be required in the Mortgages or as required by law and such other insurance, to such extent and against such hazards and liabilities, as is customarily maintained by companies similarly situated.

(f) Taxes and Liabilities. The Borrower will pay when due all taxes, assessments and other liabilities except such as are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established, except such as are being contested in good faith and by appropriate proceedings and for which appropriate reserves have been established.

(g) Compliance with Legal and Regulatory Requirements. The Borrower will comply with the applicable provisions of all federal and state statutes and regulations and any court orders or orders of regulatory authorities issued thereunder.

(h) Employee Benefit Plans. The Borrower will maintain any pension or profit sharing Plan or other employee benefit Plan, if any, in compliance with ERISA, the Internal Revenue Code, and all rules and regulations of regulatory authorities pursuant thereto and file all material reports required to be filed pursuant to ERISA, the Internal Revenue Code, and such rules and regulations.

(i) Deposits. The Borrower shall have opened its construction accounts at the Bank, through which all transactions related to the Loan will be handled.

(j) Payment of Expenses. The Borrower shall pay all costs at closing incidental to this Agreement, the Loan Documents and the Loan, and shall pay all costs for each Advance, including, but not limited to, attorneys' fees and other legal and documentation expenses, appraisal fees and costs for both external and in-house appraisal services, insurance premiums, title insurance and search charges, recording fees, inspecting engineers' and/or architects' fees, and any and all other incidental expenses of the Bank.

(k) Hazardous Materials. The Borrower shall keep its property and any leased premises free of all Hazardous Materials except for the use or storage of such materials in the ordinary course of business in compliance with all laws and regulations.

SECTION 6. NEGATIVE COVENANTS OF THE BORROWER. Until all obligations of the Borrower under the Loan Documents are paid in full, and any obligation of the Bank to make further Advances has expired, the Borrower agrees that it will strictly observe the following covenants unless at any time the Bank shall otherwise expressly consent in writing:

(a) **Prepayments of Subordinated Debt; Advances**. Borrower will not modify purchase or redeem any Subordinated Debt. The Borrower will not make any advances to its officers for salaries, fees, bonuses or similar expenses until such amounts have been earned and become properly due and payable.

(b) **Liens**. The Borrower will not create or permit to exist any Liens with respect to any Home or Development Lots, now owned or hereafter acquired, except:

(i) the security interest and mortgage lien created by the Mortgages and any other lien or security interest in favor of the Bank securing the Loan; and

(ii) Liens for taxes and governmental charges not yet due and for the payment of which when due adequate provision has been, or which are being contested in good faith by appropriate legal proceedings and for which adequate reserves are provided.

(c) **Guaranties, Loans or Advances; Investments**. The Borrower will not be a guarantor or surety of, or otherwise be responsible in any manner (whether by agreement to purchase any obligations, stock, assets, goods or services, or to supply or advance any funds, assets, goods or services, or otherwise) with respect to any undertaking of any other Person (other than Affiliates of Borrower), or make or permit to exist any loans or advances to any other Person or entity (other than Affiliates of Borrower) except for loans and other extensions of credit or credit accommodations to made by the Borrower in the ordinary course of its business as now conducted, for reasonable salary advances to non-executive employees and other advances to agents and employees for anticipated expenses to be incurred on behalf of the Borrower in the course of discharging their assigned duties.

(d) **Capitalization, Mergers and Sales**. The Borrower will not be a party to any merger or share or membership exchange without the prior written consent of Bank. The Borrower will not sell, transfer, convey or lease all or any material part of its assets other than in the ordinary course of business as now conducted, or sell or assign with or without recourse any receivables. The Borrower will not permit the majority of its membership interests to be owned by anyone other than the Guarantors, Charles Davis and members of his immediate family, or entities in which they have a controlling interest. The Borrower shall not permit the majority interest of the ownership interests of the Guarantor to be owned by anyone other than Charles Davis and members of his immediate family, or entities in which they have a controlling interest.

(e) Margin Stock. The Borrower will not use or cause or permit the proceeds of the Loan to be used, either directly or indirectly, for the purpose, whether immediate, incidental or ultimate, of purchasing or carrying any margin stock within the meaning of Regulation U of the Board of Governors of the Federal Reserve System, as amended from time to time.

(f) Other Agreements. The Borrower will not enter into any agreement containing any provision which would be violated or breached by the performance of its obligations hereunder or under any instrument or document delivered or to be delivered by it hereunder or in connection herewith.

(g) Judgments. The Borrower will not permit any judgment or monetary penalty rendered against it in any judicial or administrative proceeding to remain unsatisfied for a period in excess of thirty (30) days unless such judgment or penalty is being contested in good faith and by appropriate proceedings and unless an appropriate reserve has been established with respect thereto.

(h) Name Change. The Borrower shall not fail to notify the Bank of any change in the Borrower's name or any name Borrower begins to do business under or name it assumes within thirty (30) days after the date of such change.

(i) Agreements with Affiliates. The Borrower shall not enter into any other contract or transaction of a material nature with any Affiliate unless such contract or transaction shall contain or be undertaken pursuant to terms no less favorable to Borrower than as would have resulted from negotiations conducted by independent parties acting in good faith and at arms' length so long as such transaction is not a guaranty, loan, advance or investment prohibited under Section 6(c).

SECTION 7. CONDITIONS OF LENDING. The obligation of the Bank to make each Advance under the Loan is subject to the following conditions precedent:

(a) No Default. No Event of Default, or Default, shall have occurred and be continuing, and the representations and warranties of the Borrower contained in Section 3 shall be true and correct as of the date of each Advance, except that the representations contained in Section 3(d) will be construed so as to refer to the latest financial statements furnished to the Bank by the Borrower pursuant to the requirements of this Agreement.

(b) Documents to be Furnished at Initial Closing. The Bank shall have received contemporaneously with the execution of this Agreement, the following, each duly executed, dated the date of this Agreement and in form and substance satisfactory to the Bank:

(i) The Loan Documents. The Loan Documents.

(ii) **Resolutions**. A certified copy of a Resolution of the Board of Directors of the Borrower authorizing the execution, delivery and performance of each of the Loan Documents and any other documents provided for in this Agreement.

(iii) **Certification of Incumbency and Signatures**. The certificates of the Secretary of the Borrower certifying the names of the officer or officers of the Borrower authorized to sign the various Loan Documents, together with a sample of the true signature of each such person.

(iv) **Corporate Documents**. A certified copy of the Articles of Organization of the Borrower, a Certificate of Existence or good standing issued for Borrower and copies of the Operating Agreement of the Borrower certified as complete and correct by its Secretary.

(v) **Opinion of Counsel for the Borrower**. The opinion of counsel for the Borrower acceptable to the Bank.

(vi) **Other Documents**. Instruments, agreements and documents as the Bank may reasonably request.

(c) **Documents to be Furnished at the time of each Advance**. On the date of each Advance, the following statements will be true:

(i) All of the representations and warranties contained herein and in the Loan Documents will be correct in all material respects as though made on such date;

(ii) No event will have occurred and be continuing, or would result from such Advance, which constitutes an Event of Default, or would constitute an Event of Default but for the requirement that notice be given or lapse of time or both;

(iii) The Borrower shall have supplied to Bank its Application for a draw request reflecting that after given effect to the requested Advances, the aggregate unpaid principal amount of the Advances will not violate the Borrowing Base.

(iv) Bank shall be in receipt of appraisals, prepared at Borrower's expense, which are not more than one (1) year old for each model of Home then built by Borrower for each different subdivision. Such appraisal shall be made by an appraiser approved by Bank, shall be in form and substance satisfactory to Bank and shall be in compliance with FIRREA and all other applicable requirements. Prior to submitting any application for an Advance for such Home or subdivision, Borrower shall advise Bank of any new model of Home or new subdivision which it introduces after the date of this Agreement. Bank shall be entitled to order and receive, at Borrower's expense, an appraisal of any such new model of Home or new subdivision (the appraisals of the base models of Homes obtained by Bank hereunder being referred to as "Base Model Appraisals"). Bank shall be entitled to obtain, at Borrower's expense, annually during the term of the Line of Credit updates to the Base Model Appraisals.

(d) **Initial Advances.** Concurrently with or prior to each Advance of the Loan which will be the first Advance associated with any Home or Development Lot:

(i) Mortgage. Borrower shall have executed and delivered to Bank the Mortgage, which shall constitute a first mortgage lien on Borrower's fee simple interest in and to the property being acquired.

(ii) Title Commitment. A title company shall have issued and delivered to Bank a Title Commitment acceptable to Bank wherein the title company agrees to insure the priority of the lien of the Mortgage encumbering the property being acquired. The amount of such Title Commitment shall be equal to the total of the cost of acquiring such Developed Lot or, in the case of a Home, the amount of the Borrowing Base.

(iii) Survey. Upon request by Bank, Borrower shall have furnished to Bank a mortgage survey (surveyor's inspection report) of the property being acquired (or such other survey or final recorded plat of such Development Lot being acquired as may be sufficient for the Title Company issuing the Title Commitment to delete the standard survey exceptions from the mortgage policy).

(iv) Flood Hazard; Environmental. Satisfactory proof that such Home is not in a Special Flood Hazard Area that would trigger a requirement for flood insurance or in a site which imposes an environmental risk.

(v) Insurance. Borrower shall have furnished to Bank the insurance required by the Mortgage, encumbering the property being acquired, together with evidence of payment in full of the premiums thereon.

(e) **Construction Draw Requirements.** Prior to any disbursement of Advances to be used to construct a Home on any particular lot, Borrower will deliver to Bank the following:

(i) A copy of an executed binding purchase contract for each Contract Home representing a bona fide sale of such Home;

(ii) A copy of an executed binding commitment letter delivered to such purchaser of such Home committing the lender referred therein to finance the acquisition of such Contract Home, which commitment will not expire prior to the projected completion date of the construction of such Home and will be for an amount reasonably acceptable to Bank;

(iii) Evidence satisfactory to Bank that Borrower has acquired fee simple title to each Development Lot along with all requisite releases and satisfactions of all existing mortgages and other liens and encumbrances encumbering the Development Lot which is the subject of any advance;

(iv) Plans and specifications for the Home;

(v) A draw schedule for the construction of such Home on such Development Lot, budgeting advances under the Facility to be paid after Borrower completes (a) the amount necessary to purchase the lot; (b) the framing and decking for the Home; (c) ready for drywall installation; and (d) all other necessary costs associated with the completion of the Home (but not more than the Borrowing Base);

(vi) A current certified plot plan or final plat of each Development Lot performed by a registered surveyor containing the information satisfactory to the Bank;

(vii) The appraisal required under Section 7(i)(iv) less than a year old;

(viii) A certificate, or other documentation reasonably acceptable to Bank, evidencing a policy of builder's risk insurance, workers' compensation and public liability insurance for each Development Lot and the Home to be constructed thereof;

(ix) An executed Mortgage for each Home;

(x) If requested by Bank after written notice to Borrower, a paid ALTA (Form 1992) mortgagee title insurance policy without survey, mechanics' and materialmen's or other significant exceptions per the commitment in Section 7(d)(ii);

(f) **Disbursement Procedure.** In connection with its Application; Borrower shall comply with Bank's disbursement procedures, as follows:

(i) Borrower will submit to Bank the items referred to in Section 7(e) above pertaining to each Home. After Borrower submits all such information, Borrower will be entitled to commence receiving Advances pertaining to such Home. Advances will be available to Borrower to reimburse Borrower for all of its costs incurred to date based upon a percentage of completion and Bank will make a reasonable attempt to fund the same, but in any event, will fund within at least three business days after notice from Borrower of the amount of completion of each phase to inspect the Home and satisfaction of all requirements and procedures set forth herein.

(ii) Borrower shall submit disbursement requests to Bank pertaining to each of the foregoing phases of construction together with affidavits signed by the Borrower stating the amount due or to become due for work and materials to date thereof to subcontractors, materialmen, and laborers. Bank shall then make available for advancement to Borrower the net amount requested after any desired inspection by Bank or its representative. Borrower shall pay the cost of Bank's inspection of the Home for each draw request; provided, however, so long as Borrower is not in Default, Borrower shall not be required to pay for inspections on more than ten percent (10%) of the Homes. In the case of any contract with any contractor or supplier providing for the retention of a portion of the contract price, only net amount owing after such retention shall be advanced, until the retainage is owing.

(iii) In Bank's reasonable and good faith opinion, it may at times withhold disbursements sufficient in its opinion to complete the Home.

(iv) After the occurrence of an Event of Default, Bank may, at is election, pay all bills for labor or materials directly to the person furnishing such labor or materials. Whenever Bank makes payment directly to contractors or any person performing work or supplying materials, it shall obtain contractor's affidavits and subcontractor's, materialmen's, and laborer's certificates or releases or waivers of liens from same, as provided under the Indiana Revised Code.

(g) **Proceedings and Documents**. All legal details and proceedings in connection with the transactions contemplated by this Agreement shall be in form and substance reasonably satisfactory to counsel for Bank, and Bank shall have received all such counterpart originals or certified or other copies of such documents and proceedings in connection with such transactions, in form and substance, as to certification and otherwise, reasonably satisfactory to such counsel, as Bank or its counsel may request.

(h) **Releases**. So long as there is no Event of Default hereunder which exists or is continuing, the Bank will provide releases of any Mortgage on any Development Lot or Home for which it has received the applicable Mortgage Release Price related to such Home. However, if at the time a release is requested by Borrower, an Event of Default under this Agreement should exist and be continuing, the Bank may, in its sole discretion as a condition to the release of a Home from a Mortgage, require payment of a release price equal to 100.0% of the Borrower's net sales proceeds from said Home for application to any defaulted loans.

SECTION 8. EVENTS OF DEFAULT. Each of the following shall constitute an Event of Default under this Agreement:

(a) **Nonpayment of the Loan**. Default in the payment when due, whether by acceleration or otherwise, of any amount payable under the terms of the Note, or any amount otherwise payable to Bank under the terms of this Agreement.

(b) **Nonpayment of Other Indebtedness for Borrowed Money**. Default in the payment when due (subject to any applicable grace period), whether by acceleration or otherwise, of any other indebtedness for borrowed money (in excess of $150,000) of, or guaranteed by, the Borrower or any Guarantor whether owed to the Bank or any other person, including any Subordinated Debt, or default in the performance or observance of any obligation or condition with respect to any such other indebtedness if the effect of such default would entitle the holder thereof to accelerate the maturity of any such indebtedness or to permit the holder or holders thereof, or any trustee or agent for such holders, to cause such indebtedness to become due and payable prior to its expressed maturity.

(c) **Other Material Obligations**. Subject to the expiration of any applicable grace period, default in the payment when due, or in the performance or observance of, any material obligation of, or condition agreed to by the Borrower with respect to any material purchase or lease of goods or services except only to the extent that the existence of any such default is being contested by the Borrower in good faith and by appropriate proceedings.

(d) **Bankruptcy, Insolvency, etc**. The Borrower or any Guarantor becoming insolvent or admitting in writing its inability to pay its debts as they mature or the adjudication of the Borrower or any Guarantor as a bankrupt or as insolvent; or the Borrower or any Guarantor applying for, consenting to, or acquiescing in the appointment of, a trustee or receiver for the Borrower or any Guarantor or any material amount of the property of the Borrower or any Guarantor, or the Borrower or any Guarantor making a general assignment for the benefit of creditors; or, in the absence of such application, consent or acquiescence, a trustee or receiver being appointed for the Borrower or any Guarantor or for a material part of the property thereof and not being discharged within sixty (60) days; or any bankruptcy, reorganization, debt arrangement, or other proceeding under any bankruptcy or insolvency law, or any dissolution or liquidation proceeding being instituted by or against the Borrower or any Guarantor, and if instituted against the Borrower or any Guarantor, being consented to or acquiesced in by the Borrower or any Guarantor or remaining for sixty (60) days undismissed.

(e) **ERISA Plan**. A "reportable event" (as defined under ERISA) occurs that would permit the Pension Benefit Guaranty Corporation to terminate any Plan of the Borrower or Affiliate of the Borrower.

(f) **Failure of the Borrower to Observe Covenants**. Failure of the Borrower to observe any of the covenants stated in Section 5(c) of this Agreement.

(g) **Non-Compliance with other Provisions of this Agreement or Other Loan Documents**. Failure by the Borrower to comply with or to perform any other provision of this Agreement (which failure does not constitute an Event of Default under any of the preceding provisions of this Section 8) or failure by the Borrower to comply with or perform any covenant or other provision of any other Loan Document and continuance of such failure for thirty (30) days after notice thereof to the Borrower from the Bank.

(h) **Warranties**. Any warranty or representation made by the Borrower in this Agreement or in any other Loan Document proving to have been false or misleading in any material respect when made, or any schedule, certificate, financial statement, report, notice, or other writing furnished by the Borrower to the Bank proving to have been false or misleading in any material respect when made or delivered.

SECTION 9. EFFECT OF EVENT OF DEFAULT. If any Event of Default described in Section 8(d) shall occur, repayment of the Loan shall immediately be accelerated and the Note and the Loan evidenced thereby, and all other indebtedness of the Borrower to the Bank, shall become immediately due and payable, and the commitment of the Bank to make Advances and the commitment of the Bank to issue Letters of Credit shall immediately terminate, all without notice of any kind. In the case of any other Event of Default described in Section 8, the Bank or any other holder of the Note may accelerate payment of the Note and declare the Note, and all other indebtedness of the Borrower to the Bank (if the Bank is then the holder of the Note which is accelerated), due and payable, whereupon repayment of such Note, and all other indebtedness of the Borrower to the Bank (if the Bank is then the holder of the Note), shall become immediately due and payable, and the commitment of the Bank to make Advances, all without notice of any kind.

SECTION 10. WAIVER; AMENDMENTS. No delay on the part of the Bank in the exercise of any right, power or remedy shall operate as a waiver thereof, nor shall any single or partial exercise by any of them of any right, power or remedy preclude any other or further exercise thereof, or the exercise of any other right, power or remedy. No amendment, modification or waiver of, or consent with respect to any of the provisions of this Agreement or the Note shall be effective unless in writing and signed by the Borrower and the Bank.

SECTION 11. NOTICES. Any notice hereunder to the Borrower or the Bank shall be in writing and, if delivered by hand shall be deemed to have been given when delivered and if mailed, shall be deemed to have been given three days after the date when sent by registered or certified mail, postage prepaid, and addressed to the Borrower or the Bank at their respective addresses shown below, or at such other address as either party may by written notice to the other party to this Agreement, have designated as its address for such purpose. The addresses referred to are as follows:

As to the Bank:	Union Planters Bank, N.A. 11550 North Meridian Street, Suite 225 Carmel, Indiana 46032 Attn: Joseph M. Holland, Vice President
With a copy to:	Christopher D. Long Henderson, Daily, Withrow & DeVoe 2600 One Indiana Square Indianapolis, Indiana 46204
As to the Borrower:	C. Richard Davis Davis Homes, LLC 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240
With a copy to:	Ronald F. Shady, Esq. Davis Homes, LLC 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240

SECTION 12. COSTS, EXPENSES AND TAXES. The Borrower agrees to pay or reimburse the Bank on demand for all reasonable out-of-pocket costs and expenses of the Bank (including reasonable attorneys' fees and legal expenses) incurred by the Bank in connection with the enforcement of this Agreement or any of the other Loan Documents. In addition, the Borrower agrees to pay, and to save the Bank harmless from all liability for any stamp or similar documentary or transfer taxes which may be payable in connection with the execution or delivery of this Agreement, the borrowings hereunder, or the issuance of the Note or of any other Loan Documents. All obligations provided for in this Section shall survive any termination of this Agreement.

SECTION 13. CAPTIONS. Section captions used in this Agreement are for convenience only and shall not affect the construction of this Agreement.

SECTION 14. GOVERNING LAW. This Agreement and all of the other Loan Documents shall be construed as contracts made under and governed by the laws of the State of Indiana. All obligations of the Borrower and the rights of the Bank expressed herein or any of the other Loan Documents shall be in addition to and not in limitation of those provided by applicable law.

SECTION 15. NO JOINT VENTURE. Notwithstanding anything to the contrary herein contained or implied, the Bank, by this Agreement, or by any action pursuant hereto, shall not be deemed to be a partner of, or a joint venturer with, the Borrower, and Borrower hereby indemnifies and agrees to defend and hold the Bank harmless, including the payment of reasonable attorneys' fees, from any loss resulting from any judicial construction of the parties' relationship as such.

SECTION 16. SEVERABILITY. In the event any provision of this Agreement or any of the Loan Documents shall be held invalid or unenforceable by any court of competent jurisdiction, such holding shall not affect the validity, enforceability or legality of the remaining provisions hereof or thereof, all of which shall continue unaffected and unimpaired thereby.

SECTION 17. INDEMNIFICATION. The Borrower agrees to indemnify the Bank, and its successors and assigns (including any purchaser of any participation in the Loan), and its directors, officers and employees, against all losses, claims, costs, damages, liabilities and expenses, including, without limitation, all expenses of litigation or preparation therefore (a "Loss"), which it may pay or incur in connection with or arising out of the proceeds of the Advances hereunder. Without limiting the generality of the foregoing, the Borrower agrees to indemnify and hold harmless the Bank, and its successors and assigns (including any purchaser of a participation in the Advances) and its directors, officers and employees from and against any loss which any of them may pay or incur in investigating, preparing for, defending against, or providing evidence, producing documents or taking any other action in respect of any commenced or threatened litigation, administrative proceeding or investigation under any federal securities law or any other similar statute, regulation, or rule of common law in connection with or arising out of this Agreement. Borrower further covenants and agrees, at it sole cost and expense, to indemnify, protect and save the Bank harmless against and from any and all Loss of any kind or of any nature whatsoever (including, without limitation, reasonable attorneys' and experts' fees and disbursements) which may at any time be imposed upon, incurred by or asserted or awarded against the Bank and arising from or out of any Hazardous Materials on, in, under or affecting all or any portion of Borrower's property or any surrounding areas, unless placed on such property after Borrower's conveyance thereof, or the enforcement of this Agreement or (unless such assertion is successful) the assertion by the Borrower of any defense to its obligations hereunder, whether any of such matters arise before or after the foreclosure of any Liens or the taking of title to all or any portion of the collateral by the Bank. The Borrower shall further pay the Bank's expenses incurred in connection with the cost of removal of any and all Hazardous Materials from all or any portion of Borrower's Property or any surrounding areas, unless placed on such property after Borrower's conveyance thereof, and the additional costs required to take necessary precautions to protect against the release of Hazardous Materials on, in, under or affecting such property to the air, any body of water, any other public domain or any surrounding areas, and the costs incurred to comply with Environmental Laws in connection with all or any portion of such property. The indemnity set forth herein shall be in addition to any other obligations of the Borrower to the Bank hereunder or at common law or otherwise, and shall survive any termination of this Agreement, the expiration of this Agreement and the payment of all obligations thereunder. Payments by the Borrower under this Section 17 shall not reduce any other obligations.

SECTION 18. SUCCESSORS AND ASSIGNS. This Agreement shall be binding upon the Borrower and the Bank and their respective successors and assigns, and shall inure to the benefit of the Borrower and the Bank and the respective successors and assigns of the Bank.

SECTION 19. JURY WAIVER. The Bank and the Borrower after consulting or having had the opportunity to consult with counsel, knowingly, voluntarily and intentionally waive any right either of them may have to a trial by jury in any litigation based upon or arising out of this Agreement or any other Loan Document or any course of conduct, dealing, statements (whether oral or written), or actions of either of them. Neither the Bank nor the Borrower shall seek to consolidate, by counterclaim or otherwise, any action in which a jury trial has been waived with any other action which a jury trial cannot be or has not been waived. These provisions shall not be deemed to have been modified in any respect or relinquished by either the Bank or the Borrower except by a written instrument executed by both of them.

Executed and delivered at Indianapolis, Indiana, on _____________, 2001.

UNION PLANTERS BANK, N.A.

DAVIS HOMES, LLC
BY: DAVIS HOLDING CORPORATION
MANAGING MEMBER

By: ______________________________
Joseph M. Holland, Vice President

By: ______________________________
C. Richard Davis, Vice President

Exhibit "A"

[Application for Line of Credit Advance]
[Officer's Certificate]

Exhibit "B"

[Summary of Development Activity]

Exhibit "C"

[Revolving Note]

Exhibit "D"

[Form of Mortgages]

Exhibit "E"

[Contract Assignment]

Exhibit "F"

[Guaranty]

/s/ 7/24/02   8/DKW 7/25/02 (NOT Reviewed by KA)

AMENDMENT TO REVOLVING NOTE AND SECOND AMENDMENT TO CREDIT AGREEMENT

This Amendment to Revolving Note and Second Amendment to Credit Agreement ("Second Amendment"), is made and entered by and between **DAVIS HOMES, LLC**, an Indiana limited liability company ("Borrower"), and **UNION PLANTERS BANK, N.A.** ("Bank"), a national banking association, having a main banking office at Indianapolis, Indiana. All capitalized and designated terms in this Second Amendment shall have the meanings ascribed to them in the Credit Agreement (described below).

WHEREAS, on August 9, 2001, Borrower executed and delivered to Lender certain loan documents including, but not limited to, a Revolving Note (the "Note") and a Credit Agreement (the "Credit Agreement") (collectively, the "Loan Documents") evidencing and securing a revolving line of credit loan extended by Lender to Borrower of even date therewith ("Line of Credit");

WHEREAS, subsequent thereto, Borrower and Lender entered an Amendment to Credit Agreement, modifying the provisions in the Credit Agreement relating to title commitment exceptions and security for the Line of Credit; and

WHEREAS, Borrower and Bank now desire to modify the Note and Credit Agreement according to the terms and conditions of this Second Amendment.

NOW THEREFORE, for value received, Borrower and Bank agree to amend the Line of Credit, Note, Credit Agreement, and all other Loan Documents, according to the following terms:

1. <u>Maturity</u>. Notwithstanding any provision to the contrary, wherever reference is made in any of the Loan Documents to the maturity date, final maturity, or date when all outstanding principal and accrued interest are due and payable in full on the Line of Credit, or similar reference, such date shall be extended to and including October 14, 2002, as such date may be extended and renewed further from time to time.

2. <u>Security</u>. The Line of Credit shall be secured additionally by the respective Guarantor's Consents to Second Amendment, whereby Davis Investments, L.P., and Davis Holding Corporation consent to the further amendment to the terms of the Line of Credit and this Second Amendment and reaffirm all other terms of the Loan Documents not specifically modified hereby.

3. <u>Limitation of Amendment</u>. Except as specifically modified herein, all other terms and conditions of the Note, Credit Agreement, and all other Loan Documents, shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 24th day July, 2002.

DAVIS HOMES, LLC
By: Davis Holding Corporation,
Managing Member

By:______________________________
C. Richard Davis, Vice-President

UNION PLANTERS BANK, N.A.

By:______________________________ V.P.
Joseph M. Holland, Vice-President

GUARANTOR'S CONSENT TO SECOND AMENDMENT

On August 9, 2001, under the terms of a Credit Agreement ("Credit Agreement") between **UNION PLANTERS BANK, N.A.** ("Bank"), and **DAVIS HOMES, LLC** ("Borrower"), **DAVIS HOLDING CORPORATION** ("Guarantor"), executed a Guaranty Agreement (the "Guaranty"), whereby Guarantor agreed to unconditionally guarantee the full and prompt payment when due, whether by acceleration or otherwise, of all of the Obligations defined in the Loan Documents.

Subsequently, Borrower and Bank amended the terms of the Credit Agreement, to which Guarantor consented.

Borrower and Bank now desire to amend the terms of the Revolving Note and further amend the terms of the Credit Agreement.

For value received, Guarantor hereby consents to the Amendment to Revolving Note and Second Amendment to Credit Agreement ("Second Amendment") of even date herewith to be executed by Borrower and Bank.

Guarantor agrees to be bound by the terms of the Second Amendment and all other Loan Documents evidencing the indebtedness of Borrower to Bank, as amended, and to continue to unconditionally guarantee the full and prompt payment of all of the obligations defined in the Loan Documents.

Dated: July 24, 2002

DAVIS HOLDING CORPORATION

By: ______________________
C. Richard Davis, Vice-President

"Guarantor"

GUARANTOR'S CONSENT TO SECOND AMENDMENT

On August 9, 2001, under the terms of a Credit Agreement ("Credit Agreement") between **UNION PLANTERS BANK, N.A.** ("Bank"), and **DAVIS HOMES, LLC** ("Borrower"), **DAVIS INVESTMENTS, L.P.** ("Guarantor"), executed a Guaranty Agreement (the "Guaranty"), whereby Guarantor agreed to unconditionally guarantee the full and prompt payment when due, whether by acceleration or otherwise, of all of the Obligations defined in the Loan Documents.

Subsequently, Borrower and Bank amended the terms of the Credit Agreement, to which Guarantor consented.

Borrower and Bank now desire to amend the terms of the Revolving Note and further amend the terms of the Credit Agreement.

For value received, Guarantor hereby consents to the Amendment to Revolving Note and Second Amendment to Credit Agreement ("Second Amendment") of even date herewith to be executed by Borrower and Bank.

Guarantor agrees to be bound by the terms of the Second Amendment and all other Loan Documents evidencing the indebtedness of Borrower to Bank, as amended, and to continue to unconditionally guarantee the full and prompt payment of all of the obligations defined in the Loan Documents.

Dated: July 24, 2002

DAVIS INVESTMENTS, L.P.,
an Indiana limited partnership

By: DAVIS HOLDING CORPORATION,
an Indiana corporation,
Its General Partner

By: ____________________
C. Richard Davis, Vice-President

"Guarantor"

INTERIM AMENDMENT TO
REVOLVING NOTE AND CREDIT AGREEMENT

This Interim Amendment to Revolving Note and Credit Agreement ("Interim Amendment") is made and entered by and between **DAVIS HOMES, LLC**, an Indiana limited liability company ("Borrower"), and **UNION PLANTERS BANK, N.A.** ("Bank"), a national banking association, having a main banking office at Indianapolis, Indiana. All capitalized and designated terms in this Interim Amendment shall have the meanings ascribed to them in the Credit Agreement (described below).

WHEREAS, on August 9, 2001, Borrower executed and delivered to Lender certain loan documents including, but not limited to, a Revolving Note (the "Note") and a Credit Agreement (the "Credit Agreement") (collectively, the "Loan Documents") evidencing and securing a revolving line of credit loan extended by Lender to Borrower of even date therewith ("Line of Credit");

WHEREAS, subsequent thereto, Borrower and Lender entered an Amendment to Credit Agreement, modifying the provisions in the Credit Agreement relating to title commitment exceptions and security for the Line of Credit;

WHEREAS, Borrower and Bank entered an Amendment to Revolving Note and Second Amendment to Credit Agreement, further modifying the Note and Credit Agreement extending the maturity date of the Line of Credit; and

WHEREAS, Borrower and Bank now desire to modify the Loan Documents according to the terms and conditions of this Interim Amendment.

NOW THEREFORE, for value received, Borrower and Bank agree to amend the Line of Credit, Note, Credit Agreement, and all other Loan Documents, according to the following terms:

1. <u>Maturity</u>. Notwithstanding any provision to the contrary, wherever reference is made in any of the Loan Documents to the maturity date, final maturity, or date when all outstanding principal and accrued interest are due and payable in full on the Line of Credit, or similar reference, such date shall be extended to and including November 30, 2002, as such date may be extended and renewed further from time to time.

2. <u>Security</u>. The Line of Credit shall be secured additionally by the respective Guarantor's Consents to Interim Amendment, whereby Davis Investments, L.P., and Davis Holding Corporation consent to the further amendment to the terms of the Line of Credit and this Interim Amendment and reaffirm all other terms of the Loan Documents not specifically modified hereby.

3. **Limitation of Amendment**. Except as specifically modified herein, all other terms and conditions of the Note, Credit Agreement, and all other Loan Documents, shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment to be effective as of the 14th day of October, 2002.

DAVIS HOMES, LLC
By: Davis Holding Corporation,
Managing Member

By: ______________________
C. Richard Davis, Vice-President

UNION PLANTERS BANK, N.A.

By: ______________________ V.P.
Joseph M. Holland, Vice-President

GUARANTOR'S CONSENT TO INTERIM AMENDMENT

On August 9, 2001, under the terms of a Credit Agreement ("Credit Agreement") between **UNION PLANTERS BANK, N.A.** ("Bank"), and **DAVIS HOMES, LLC** ("Borrower"), **DAVIS HOLDING CORPORATION** ("Guarantor"), executed a Guaranty Agreement (the "Guaranty"), whereby Guarantor agreed to unconditionally guarantee the full and prompt payment when due, whether by acceleration or otherwise, of all of the Obligations defined in the Loan Documents. All capitalized and designated terms in this Guarantor's Consent to Interim Amendment shall have the meanings ascribed to them in the Credit Agreement.

Borrower and Bank modified the terms of the Line of Credit and the Loan Documents by an Amendment to Credit Agreement, and Borrower and Bank subsequently entered an Amendment to Revolving Note and Second Amendment to Credit Agreement further modifying the terms of the Line of Credit and the Loan Documents, to all of which Guarantor consented.

Borrower and Bank now desire to amend further the terms of the Line of Credit and the Loan Documents.

For value received, Guarantor hereby consents to the Interim Amendment to Revolving Note and Credit Agreement ("Interim Amendment") of even date herewith to be executed by Borrower and Bank.

Guarantor agrees to be bound by the terms of the Interim Amendment and all other Loan Documents evidencing the indebtedness of Borrower to Bank, as amended, and to continue to unconditionally guarantee the full and prompt payment of all of the obligations defined in the Loan Documents.

Dated: Effective as of October 14, 2002.

DAVIS HOLDING CORPORATION

By: ______________________________
C. Richard Davis, Vice-President

"Guarantor"

GUARANTOR'S CONSENT TO INTERIM AMENDMENT

On August 9, 2001, under the terms of a Credit Agreement ("Credit Agreement") between **UNION PLANTERS BANK, N.A.** ("Bank"), and **DAVIS HOMES, LLC** ("Borrower"), **DAVIS INVESTMENTS, L.P.** ("Guarantor"), executed a Guaranty Agreement (the "Guaranty"), whereby Guarantor agreed to unconditionally guarantee the full and prompt payment when due, whether by acceleration or otherwise, of all of the Obligations defined in the Loan Documents. All capitalized and designated terms in this Guarantor's Consent to Interim Amendment shall have the meanings ascribed to them in the Credit Agreement.

Borrower and Bank modified the terms of the Line of Credit and the Loan Documents by an Amendment to Credit Agreement, and Borrower and Bank subsequently entered an Amendment to Revolving Note and Second Amendment to Credit Agreement further modifying the terms of the Line of Credit and the Loan Documents, to all of which Guarantor consented.

Borrower and Bank now desire to amend further the terms of the Line of Credit and the Loan Documents.

For value received, Guarantor hereby consents to the Interim Amendment to Revolving Note and Credit Agreement ("Interim Amendment") of even date herewith to be executed by Borrower and Bank.

Guarantor agrees to be bound by the terms of the Interim Amendment and all other Loan Documents evidencing the indebtedness of Borrower to Bank, as amended, and to continue to unconditionally guarantee the full and prompt payment of all of the obligations defined in the Loan Documents.

Dated: Effective as of October 14, 2002.

DAVIS INVESTMENTS, L.P.,
an Indiana limited partnership

By: DAVIS HOLDING CORPORATION,
an Indiana corporation,
Its General Partner

By:______________________________
C. Richard Davis, Vice-President

"Guarantor"

Exhibit 6.04

Credit Agreement dated April 11, 2001,
with Huntington National Bank, as amended and restated

SECOND AMENDED AND RESTATED CREDIT AGREEMENT

THIS SECOND AMENDED AND RESTATED CREDIT AGREEMENT, made and entered into effective as of the 5th day of July, 2002, by and between DAVIS HOMES, LLC, an Indiana limited liability company having its principal office at 3755 East 82nd Street, Indianapolis, Indiana 46240, and THE HUNTINGTON NATIONAL BANK, a national banking association having its principal banking office at Capital Center, 201 North Illinois Street, Suite 1800, Indianapolis, Indiana 46204.

WITNESSES THAT:

WHEREAS, Lender has extended to Borrower a revolving line of credit in the principal amount of Ten Million and no/100 Dollars ($10,000,000.00), pursuant to a certain First Amended and Restated Credit Agreement dated effective November 12, 2001, executed by and between Borrower and Lender, which amended and restated in its entirety a certain Credit Agreement dated effective April 11, 2001, and which has been amended by a certain Amendment and Confirmation of Loan Documents dated effective as of May ___, 2002 (hereinafter referred to collectively as the "Prior Loan Agreement");

WHEREAS, Davis Holding Corporation, an Indiana corporation, and Davis Investment, L.P., an Indiana limited partnership (hereinafter referred to individually as a "Guarantor" and collectively as "Guarantors") each executed in favor of Lender a separate continuing guaranty dated November 12, 2001;

WHEREAS, the line of credit extended pursuant to the Prior Loan Agreement matured on July 5, 2002; and

WHEREAS, Borrower has requested that Lender increase the revolving line of credit to Fifteen Million and no/100 Dollars ($15,000,000.00) and extend the maturity thereof to July 15, 2003, and Lender is willing to increase and extend such line of credit, subject to, inter alia, the terms and conditions contained herein and the condition that Guarantors each execute a replacement continuing guaranty guaranteeing the payment when due of the principal of and interest on all present and future indebtedness and obligations of Borrower to Lender in accordance with the Guaranties, as hereinafter defined:

NOW, THEREFORE, in consideration of the premises and the agreements and undertakings set forth herein, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged, Borrower and Lender agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

All accounting calculations and reports shall be prepared and all accounting terms shall be defined in accordance with generally accepted accounting principles for financial accounting purposes unless otherwise hereinafter specified. The following terms shall have the meaning indicated when capitalized and used herein:

"Affiliate" means any Person who, directly or indirectly, is in control of, is controlled by, or is under common control with, Borrower. For purposes of this definition, a Person shall be deemed to be "controlled by" Borrower if Borrower or a director, officer, shareholder or employee of Borrower or the spouse, child, nominee or agent thereof possesses, directly or indirectly, power to (i) vote 10% or more of the securities having ordinary voting power for the election of directors of such Person or (ii) direct or cause the direction of the management and policies of such Person, whether by contract or otherwise, and the legal representative, successor or assign of any such Person.

"Agreement" means this Second Amended and Restated Credit Agreement as from time to time amended or modified.

"Borrower" means DAVIS HOMES, LLC, an Indiana limited liability company.

"Borrowing Availability Amount" means the sum of (a) the aggregate Eligible Borrowing Base for Contract Homes, plus (b) the lesser of (i) the aggregate Eligible Borrowing Base for Speculative Homes or (ii) Three Million Seven Hundred Fifty Thousand and no/100 Dollars ($3,750,000.00), plus (c) the lesser of (i) seventy-five percent (75%) of the aggregate purchase price paid by Borrower for Unimproved Lots or (ii) One Million Five Hundred Thousand and no/100 Dollars ($1,500,000.00).

"Borrowing Base Report" means a completed certificate in such form as Lender may require detailing such information as Lender may require regarding the current Borrowing Availability Amount.

"Collateral" means all of the real, personal and intangible property from time to time mortgaged, granted and assigned to Lender pursuant to Article IV of this Agreement.

"Contract Home" and "Contract Homes" means individually and collectively a residential home under construction, and accompanying platted lot, owned by Borrower which is under contract to be sold to an independent third party upon the completion of construction and on which Borrower has granted to Lender a Mortgage to secure the Line of Credit.

"Debt Service" means, for a specified period, the amount of all interest due and payable by Borrower on the Line of Credit Note, plus all principal scheduled to be amortized during the specified period and interest and all other amounts due and payable by Borrower under all other indebtedness of Borrower which is not subordinated in payment to the Line of Credit under terms and conditions acceptable to Lender.

"Debt Service Coverage Ratio" means, for a specified period, the ratio of (a) net income (excluding extraordinary income), as determined by generally accepted accounting principles for financial accounting purposes, plus interest and depreciation and amortization expense minus discretionary distributions made to members other than for member tax liability for income attributable to Borrower to (b) Debt Service, all as determined by Lender in its sole reasonable discretion. Lender's determination of Debt Service Coverage Ratio shall be based upon the financial statements for Borrower provided to Lender pursuant to Section 8.1 of this Agreement.

"Default" means an event or condition which with the giving of notice or lapse of time or both would become an Event of Default.

"Eligible Borrowing Base" for Contract Homes and for Speculative Homes means the aggregate amount of advancements Borrower shall be entitled to at any point in time under the Line of Credit which are attributable to Contract Homes or Speculative Homes, as applicable, as determined under Section 3.3 of this Agreement.

"Event of Default" means the occurrence of any event or condition under Section 9.1 and the failure to eliminate such event or condition within any time provided therefor.

"Guarantor" and "Guarantors" means individually and collectively Davis Holding Corporation, an Indiana corporation, and Davis Investments, L.P., an Indiana limited partnership.

"Guaranty" and "Guaranties" means individually and collectively that certain Replacement Continuing Guaranty executed simultaneously herewith by each Guarantor in connection with this Agreement, as such guaranties may be modified or amended from time to time and/or any guaranty or guaranties which replace or restate such continuing guaranty or guaranties.

"Hazardous Materials" shall mean asbestos, ureaformaldehyde foamed in place insulation, polychlorinated biphenyls, and all other materials and substances that may be considered hazardous or toxic (including but not limited to those materials termed hazardous wastes, hazardous materials, toxic substances or hazardous substances as defined in the Solid Waste Disposal Act of 1985, in the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, 42 U.S.C. Sec. 9601 et seq. or in any similar federal, state or local law and/or in the regulations adopted in publications promulgated pursuant to such laws, or as such laws or regulations may be further amended, modified or supplemented).

"Indebtedness" means all obligations and liabilities of Borrower to pay money to any Person (including without limitation all debts, claims and indebtedness) whether primary, secondary, direct, contingent, fixed or payable, heretofore, now and/or from time to time hereafter owing, due or payable, however evidenced, created, incurred, acquired or owing and however arising, whether under written or oral agreement, operation of law, or otherwise. Indebtedness includes, without limiting the generality of the foregoing: (a) obligations or liabilities of any Person that are secured by any lien, claim, encumbrance, or security interest upon property owned by Borrower even though Borrower has not assumed or become liable for the payment therefore; and (b) obligations or liabilities created or arising under any lease of real or personal property, or conditional sale or other title retention agreement with respect to property used and/or acquired by Borrower, even though the rights and remedies of the lessor, seller and/or lender thereunder are limited to repossession of such property.

"Lender" means THE HUNTINGTON NATIONAL BANK or its successors and assigns.

"Line of Credit" means the advance or advances to be made from time to time by Lender to Borrower pursuant to the terms of Article II of this Agreement.

"Line of Credit Note" means that certain First Replacement Promissory Note of Borrower dated of even date herewith executed by Borrower and payable to the order of Lender in the principal amount of Fifteen Million and no/100 Dollars ($15,000,000.00) as such promissory note may be modified or amended from time to time and/or any promissory note which is a direct or remote renewal, extension, restatement or replacement of such promissory note.

"Mortgage" and "Mortgages" means individually and collectively a first real estate mortgage in such form as Lender may require, to be executed and delivered by Borrower to Lender to encumber a Contract Home, a Speculative Home or an Unimproved Lot to secure the Line of Credit, as from time to time amended, modified, replaced or restated.

"Net Earnings" means revenues generated from operations (excluding extraordinary income) minus operating expenses, depreciation, amortization, and state and federal income taxes.

"Net Worth" means the sum of (i) member's equity and (ii) retained earnings. Members' equity shall include debt which is subordinated in payment to the Line of Credit under terms and conditions acceptable to Lender and such subordinated debt shall not be deemed to be Indebtedness for purposes of calculating Net Worth. Net Worth shall not include funds advanced by Borrower to any Affiliate outside the normal course of Borrower's business.

"Person" means any individual, sole proprietorship, partnership, joint venture, trust, unincorporated organization, association, corporation, institution, entity, party or government (whether national, federal, state, county, city, municipal or otherwise, including without limitation, any instrumentality, division, agency, body or department thereof).

"Prime Rate" means the fluctuating rate of interest designated by Lender from time to time as its "Prime Rate" of interest, such interest rate to change as and when the Prime Rate changes.

"Speculative Home" and "Speculative Homes" means individually and collectively a residential home built or under construction, and accompanying platted lot, owned by Borrower which is to be used as a model home for sales purposes or is for sale but is not currently under contract to be sold to an independent third party and on which Borrower has granted to Lender a Mortgage to secure the Line of Credit.

"Tangible Net Worth" means the Net Worth minus the value of all intangible assets as determined by generally accepted accounting principles for financial accounting purposes.

"Ultimate Borrowing Availability Amount" means, from time to time, the sum of the (a) the aggregate Ultimate Borrowing Base for Contract Homes, plus (b) the aggregate Ultimate Borrowing Base for Speculative Homes, plus (c) seventy-five percent (75%) of the aggregate purchase price of Unimproved Lots.

"Ultimate Borrowing Base for a Contract Home" means eighty percent (80%) of the contracted sales price of a Contract Home.

"Ultimate Borrowing Base for a Speculative Home" means seventy-five percent (75%) of the appraised market value of a Speculative Home as determine under Section 3.2 of this Agreement.

"Unimproved Lot" and "Unimproved Lots" means individually and collectively an unimproved platted residential lot owned by Borrower which is for sale or upon which Borrower intends to construct a home at some point in the future but upon which Borrower has not yet commenced construction of a home and on which Borrower has granted to Lender a Mortgage to secure the Line of Credit.

The Line of Credit Note and the Mortgages and the terms and conditions thereof are hereby incorporated by reference and made a part of this Agreement.

ARTICLE II

LINE OF CREDIT

Section 2.1 Line of Credit. Lender shall, subject to the terms and conditions of this Agreement, establish the revolving Line of Credit in the maximum principal amount of Fifteen Million and no/100 Dollars ($15,000,000.00) to be used by Borrower to finance Borrower's inventory of Unimproved Lots and to finance the construction of the Contract Homes and the Speculative Homes. The Line of Credit shall be advanced as provided in Article III of this Agreement, shall have a maturity date as specified in the Line of Credit Note, shall bear interest and shall be evidenced by and payable as specified in the Line of Credit Note.

Section 2.2 Interest Rates. The Line of Credit shall bear interest at a rate per annum that is equal the rate from time to time announced by Lender as its Prime Rate with changes in the interest rate to take effect on the same day as each change in such Prime Rate takes effect. Interest on the Line of Credit shall be calculated on the basis of 360 days years applied to the actual number of days elapsed.

Section 2.3 Required Payment Terms. The unpaid principal balance of the Line of Credit shall be repaid from time to time so that the unpaid balance thereof never exceeds the Borrowing Availability Amount.

Section 2.4 Prepayment. The Line of Credit may be prepaid at any time without premium or penalty and Borrower shall have the right to have any prepayments of the Line of

Credit readvanced pursuant to the terms of this Agreement provided that the unpaid principal balance of the Line of Credit Note shall never exceed the Borrowing Availability Amount. In addition, Borrower shall be required to prepay the principal amount outstanding under the Line of Credit Note to the extent necessary to satisfy the requirement that the unpaid principal balance of the Line of Credit Note shall never exceed the Borrowing Availability Amount.

ARTICLE III

ADVANCEMENTS OF THE LINE OF CREDIT

Section 3.1 Advancement of Line of Credit. Advancements of the Line of Credit shall be made from time to time, but no more than semi-monthly, up to the amount of the Borrowing Availability Amount by deposit to an account or accounts of Borrower with Lender upon receipt by Lender of a current written request in form and substance as Lender may require provided that no Default has occurred and that Lender has received a current Borrowing Base Report with such request. In the event that Lender makes an advance based upon a telephonic request, Borrower upon request shall deliver a confirming written receipt to Lender. No advancement shall be made within the seven (7) day period prior to maturity of the Line of Credit. Lender may, at its discretion, require in connection with each advancement hereunder, the title company issuing the title commitment and policy with respect to each property included in the Eligible Borrowing Base to insure against any lien (other than the lien of the Mortgage and the security interest pursuant to the Mortgage) down to the date of such advancement in a manner acceptable to Lender. The proceeds of all advancements obtained by Borrower under this Agreement shall be used for the purchase of the Unimproved Lots, the payment of construction costs duly contracted for and incurred by Borrower in connection with the construction of the Speculative Homes and Contract Homes, any interest owed by Borrower to Lender and any other proper charge incurred by Borrower in establishing the Line of Credit. Lender at its option may waive or modify advancement procedures or requirements as set forth in this Agreement. Notwithstanding anything in this Agreement to the contrary, Lender shall not be required to finance the purchase of an Unimproved Lot or the construction of a Contract Home or Speculative Home, if, at the time of such purchase or the commencement of such construction, the Ultimate Borrowing Availability Amount exceeds, or would be caused to exceed as a result of such financing, the maximum principal amount of the Line of Credit set forth in Section 2.1.

Section 3.2 Determining Ultimate Borrowing Base. The Ultimate Borrowing Base for a Contract Home and Speculative Home shall be based upon their assumed or actual appraised values. Contract Homes will not require an appraisal. The market value will be assumed to be the actual contract sales price. Speculative Homes will have advance rates that will be based on appraisals. Lender will accept market values derived under a "master appraisal" format with the appraiser being approved by Lender. For purposes of this paragraph, a master appraisal shall be an appraisal of each type of model of Speculative Home. The technical issues as to the methodology used will need to be mutually agreed upon by Borrower and Lender's technical services department. If a at any point in time the dates of these appraised values as set forth in any master appraisal are more than 12 months old, new updated appraisals shall be required to be provided before any further funds will be advanced under the Line of Credit for any model of Speculative Home which is covered by such master appraisal. Consideration will be given to appraisals previously prepared provided they were prepared for another financial institution and that financial institution, in writing, provides assignment to Lender of the reports under federal banking regulation (FIRREA) and the appraisals meet approval with Lender's technical services department. The Ultimate Borrowing Base for a Contract Home shall be eighty percent (80%) of the contracted sales price of the Contract Home. The Ultimate Borrowing Base for an Unimproved Lot shall be seventy-five percent (75%) of the contracted sales price. The Ultimate Borrowing Base for a Speculative Home shall be seventy-five percent (75%) of the appraised market value of the Speculative Home as determined by the master appraisal for the particular model of such Speculative Home.

Section 3.3 Determining Eligible Borrowing Base. The Eligible Borrowing Base for a Contract Home and a Speculative Home shall be determined based upon the percentage of completion of the construction of such Contract Home and Speculative Home. The Eligible Borrowing Base at any point in time for a Contract Home and a Speculative Home shall be equal to an amount equal to (i) the Ultimate Borrowing Base for a Speculative Home or the Ultimate Borrowing Base for a Contract Home, as applicable, times (ii) the sum of each of the following percentages which are applicable to such home:

Upon the purchase of the lot:	20%
Upon the completion of the framing:	45%
Upon the completion of the drywall:	20%
Upon the completion of the trim installation:	15%
Total	100%

In determining whether the construction of each Contract Home and Speculative Home has reached a stage sufficient to satisfy the make such home eligible for an advancement of the Line of Credit pursuant to the above formula, such stage of construction shall be completed in a manner reasonably satisfactory to Lender. Each request for an advancement shall be supported by such documentation regarding the status and completion of construction as Lender may reasonably require. If required by Lender, an inspecting engineer acceptable to Lender shall inspect any Speculative Home or Contract Home for which new funds are being requested be advanced under the Line of Credit to confirm in writing the satisfactory percentage completion of construction. Borrower shall reimburse Lender for all fees incurred in connection with such inspections.

ARTICLE IV

COLLATERAL

The indebtedness and obligations of Borrower to Lender under this Agreement, the Line of Credit, and under any other agreement, instrument or document executed in connection herewith shall be secured by, among other things, the following:

(a) the Mortgages granting a first mortgage lien covering each Unimproved Lot, Contract Home and Speculative Home and improvements located thereon, an assignment of all rents and leases and sales contracts covering such properties and a security interest in all equipment, fixtures, contract rights, sales contracts and general intangibles located in or arising in connection with the Contract Homes and Speculative Homes, incorporated in the improvements located thereon or used in connection therewith, free and clear of all rights, liens, encumbrances or title retention claims of any other party except as may be allowed by Lender in its sole discretion; Borrower acknowledges and confirms that each Mortgage executed to secure the indebtedness and obligations of Borrower under the Prior Loan Agreement extends to, includes and is effective with respect to this Agreement, the Line of Credit, the Indebtedness and the Line of Credit Note, and all other indebtedness and obligations of Borrower to Lender more particularly described in the Mortgage as being secured thereby;

(b) any other security agreements or documents from time to time executed to Lender in connection with this Agreement or the Line of Credit.

ARTICLE V

GUARANTIES

Payment when due of the indebtedness and obligations of Borrower to Lender under this Agreement, the Line of Credit and under any other agreement, instrument or document executed in connection with this Agreement shall be unconditionally guaranteed by each Guarantor pursuant to and subject to the terms of the Guaranties executed simultaneously herewith by each Guarantor in favor of Lender.

ARTICLE VI

GENERAL CONDITIONS PRECEDENT

Each of the following shall be a condition precedent to the first advancement of the Line of Credit. The conditions set forth in items (h) through (u) shall be conditions precedent to the first advancement of the Line of Credit made with respect to each Unimproved Lot, Contract Home and Speculative Home, as applicable. The conditions set forth in items (w) and (x) shall be conditions precedent to each subsequent advancement of the Line of Credit provided, however, that any condition not satisfied at the time of the first advancement of the Line of Credit shall not be deemed waived but shall be satisfied as Lender may later require:

(a) Loan Documents. Borrower shall execute and deliver to Lender this Agreement, the Line of Credit Note and any other loan documentation required by Lender in connection with the closing of the Line of Credit.

(b) Member Resolutions. Borrower shall furnish to Lender a certified copy of the resolutions of its Members or Managers approving and authorizing its credit arrangements with Lender hereunder and the execution and delivery of this Agreement and all instruments, agreement and documents in connection herewith.

(c) Certificate of Existence. Borrower shall furnish Lender a copy of a current certificate of existence issued by the Secretary of State of Indiana.

(d) Articles and Operating Agreement. Borrower shall furnish Lender copies of its Articles of Organization and Operating Agreement certified by a member of Borrower.

(e) Commitment Fee. Borrower shall pay to Lender a commitment fee in connection with this amendment and restatement of the Prior Loan Agreement in the amount of Twelve Thousand Five Hundred and no/100 Dollars ($12,500.00), which fee shall be earned when paid and not subject to refund.

(f) Liability Insurance Coverage. Borrower shall provide Lender with evidence of public liability insurance with an insurance company and in an amount acceptable to Lender naming Lender as an additional insured.

(g) Workers Compensation Coverage. Borrower shall furnish, or cause the general contractor to furnish, to Lender evidence of worker's compensation and other insurance required by the laws of the State of Indiana or the applicable jurisdiction with Lender named as a certificate holder, such insurance to be with companies and in amounts acceptable to Lender.

(h) Property Insurance Coverage. Borrower shall provide Lender with evidence of builders risk insurance with an insurance company acceptable to Lender in an amount at least equal to the full replacement cost of the insurable improvements and uninstalled materials for each Contract Home and Speculative Home. Such policy shall include a non-contributory New York Standard Mortgagee's clause or its equivalent in favor of Lender providing that payment for any loss thereunder shall be payable directly to Lender, that no act or default of Borrower or any other person shall affect the right of Lender to recover the same and that the insurance company will provide Lender with at least ten (10) days' advance written notice prior to the alteration or cancellation of any such policy.

(i) Commitment for Title Insurance. Borrower shall furnish to Lender a commitment for a mortgagee's policy of title insurance for each Unimproved Lot, Contract Home and Speculative Home in an amount equal to the full potential amount of advancements Borrower may receive under the Line of Credit with respect to each such property, issued by a title insurance company acceptable to Lender, insuring to Lender the title of Borrower to such Unimproved Lot, Contract Home and Speculative Home and the improvements located thereon together with any easements for parking and ingress and egress which benefit the Unimproved Lot, Contract Home and Speculative Home, free and clear of all liens, claims, encumbrances, and defects, except for those matters acceptable to Lender. Upon request by Lender, Borrower shall deliver to Lender satisfactory evidence from such title company acknowledging payment in full for all premiums, costs and expenses for issuance of such binder.

(j) Mortgage Location Report. Borrower shall deliver to Lender a mortgage location report of each Unimproved Lot, Contract Home and Speculative Home and insured easements in detail satisfactory to Lender, prepared and certified to Lender by a registered land surveyor acceptable to Lender and containing a certification in respect to the legal description.

(k) Flood Plain. Borrower shall either provide to Lender evidence that the Contract Home and Speculative Home, is not located in a flood hazard area as defined under the Flood Disaster Protection Act of 1973 and the National Flood Insurance Act of 1968 or furnished to Lender evidence of flood insurance coverage for the Contract Home and Speculative Home, with a standard mortgagee endorsement in favor of Lender, such insurance to be with a company and in an amount acceptable to Lender.

(l) [This paragraph is intentionally left blank]

(m) Appraisals. Borrower shall furnish to Lender appraisals in form and substance acceptable to Lender for each category of Speculative Home.

(n) Deed and Partial Release. If applicable, Borrower shall furnish to Lender a copy of the deed conveying title to Borrower for each Unimproved Lot, Contract Home and Speculative Home and copies partial releases of all liens encumbering such properties.

(o) Mortgage. Borrower shall execute and deliver to Lender a Mortgage and such other documents as Lender may require in order to obtain a first mortgage and security interest in the real estate, improvements and personal property of Borrower arising in connection with each Unimproved Lot, Contract Home and Speculative Home included in the Borrowing Availability Amount.

(p) Sales Contact. Borrower shall furnish to Lender a copy of an executed sales contract for each Contract Home, together with a copy of all exhibits and addendum to such contract.

(q) Mortgage Pre-approval. Borrower shall furnish to Lender a copy of a written pre-approval for a mortgage for the contract buyer of each Contract Home.

(r) Equity Funds. Borrower shall furnish to Lender evidence that it has invested funds, which together with the potential advancements Borrower may receive under the Line of Credit, are sufficient to allow the purchase of all Unimproved Lots, and the construction of all Contract Homes and Speculative Homes, including the construction of all landscaping and site improvements.

(s) Evidence of Utilities. If requested by Lender, Borrower shall furnish to Lender evidence satisfactory to Lender that all public utility services are currently available to each Unimproved Lot, Contract Home and Speculative Home.

(t) Permits. If requested by Lender, Borrower shall furnish to Lender copies of all applicable building and construction permits for each Contract Home and Speculative Home.

(u) Cost Budget. If requested by Lender, Borrower shall furnish to Lender a cost budget for construction of each Contract Home and Speculative Home in detail satisfactory to Lender including but not limited to quantities, unit prices and extension for labor and material. If requested by Lender, such cost budget shall be reviewed by an architect or engineer (employed by Lender at the sole expense of Borrower), who shall certify to Lender that the construction of such Contract Home and Speculative Home can be completed as shown by such cost budget. In addition, each application made by Borrower for an advancement hereunder shall be reviewed by an architect or engineer (employed by Lender at the sole expense of Borrower), who shall certify to Lender the percentage of completion of such Contract Home and Speculative Home and that such application for an advancement conforms with such cost budget.

(v) [This paragraph is intentionally left blank]

(w) Certification. Borrower shall furnish to Lender a certification that the warranties and representations in this Agreement are true and correct and that there has been full compliance with the covenants of this Agreement.

(x) Other Documentation. Borrower shall execute or deliver, or cause to be executed or delivered, to Lender such other documents or instruments as may be required by Lender in connection herewith.

The foregoing conditions are not in lieu of other conditions in this Agreement, and the waiver of any of the foregoing conditions by Lender at any time shall not relieve Borrower from the need of later satisfying the conditions. In addition to all of the other terms and conditions to be performed by Borrower under this Agreement, Borrower shall deliver to Lender such other documents as may from time to time be reasonably required by Lender to carry out the terms and provisions of this Agreement.

ARTICLE VII

REPRESENTATIONS AND WARRANTIES

Borrower represents and warrants to Lender that:

(a) Validity and Existence. Borrower is a limited liability company duly organized and validly existing under the laws of the State of Indiana and has full power under its Articles of Organization and Operating Agreement and any amendments thereto, and under all applicable provisions of law, to enter into the credit arrangements covered hereby and to consummate all transactions connected herewith;

(b) Execution of Documents. The execution of this Agreement and all other agreements, instruments and documents executed by Borrower in connection herewith, and the consummation of all transactions connected herewith, have been duly authorized by all necessary action on the part of Borrower;

(c) No Litigation. There is no litigation or proceeding pending or, to the knowledge of Borrower, threatened against or otherwise affecting Borrower or any of the properties or assets of Borrower, before any court or before or by any governmental agency which if adversely determined would have a material adverse effect on the financial condition or business operations of Borrower;

(d) No Default on other Indebtedness. There exist no default under any other credit facility of Borrower and that Borrower is in full compliance with all of its respective covenants thereunder;

(e) Tax Returns. All required federal, state and other tax returns have been filed by or on behalf of Borrower and the taxes in connection therewith paid to date;

(f) Accuracy of Documents. Borrower has provided Lender with true and accurate copies of all documents and agreements relating to Borrower and its members, including without limitation copy of that certain Davis Holding Corporation Shareholder Agreement dated January 1, 1992, executed by and among the manager of Borrower and the shareholders of the manager of Borrower (hereinafter referred to as the "Shareholder Agreement") and there are no agreements existing between Borrower and its members which materially affect the financial condition or business operations of Borrower;

(g) Compliance with Articles and Operating Agreement. Neither the execution of this Agreement (or the consummation of the transactions contemplated hereby) nor compliance with the terms and provisions hereof or of any agreements, documents and instruments required of Borrower hereunder conflict with, result in a breach of or constitute a default under the terms, conditions or provisions of Borrower's Articles of Organization and Operating Agreement or any amendments thereto, any agreement to which Borrower is a party or by which Borrower is bound or any law, regulation, order, writ, injunction or decree of any court or governmental agency or instrumentality having jurisdiction;

(h) Compliance with Statutes. To the best of Borrower's knowledge after diligent inquiry, Borrower is in full compliance with all federal, state and local health, safety, building, zoning, environmental and other statutes, regulations and ordinances;

(i) No Other Liens. All Collateral is owned, held and used by Borrower in the ordinary course of its business and is not subject to any prior lien, security interest or encumbrance except as permitted in Article IV of this Agreement;

(j) Sufficiency of Representations and Warranties. None of Borrower's representations or warranties set forth in this Agreement or in any document or certificate taken together with any related document or certificate furnished pursuant to this Agreement or in connection with the transactions contemplated hereby contains or will contain any untrue statements of a material fact or omits or will omit to state a financial fact necessary to make any statement of fact contained herein or therein, in light of the circumstances under which it was made, not materially misleading;

(k) Solvency. Upon the execution and delivery of this Agreement and the consummation of any transactions contemplated herein, Borrower (i) will be able to pay its debts as they become due, (ii) will have funds and capital sufficient to carry on its business and all businesses in which it is about to engage, and (iii) will own property having a value both at fair valuation and at fair saleable value in the ordinary course of Borrower's business greater than the amount required to pay its Indebtedness, including for this purpose, unliquidated and disputed claims;

(l) No Required Approvals. There are no governmental authorizations, permits, certificates, licenses, filings, registrations, approvals or consents which must be obtained, received or made by Borrower for it lawfully to (i) make, execute and deliver this Agreement; or (ii) perform all of its obligations under this Agreement; and

(m) Regulations G, U and X. (i) Borrower is not now engaged principally, or as one of its important activities, in the business of extending credit for the purpose of purchasing or carrying any margin stock (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System); (ii) no part of the proceeds of any credit hereunder has been or will be used to purchase or carry any such margin stock or to extend credit to others for the purpose of purchasing or carrying any such margin stock; and (iii) to Borrower's knowledge no part of the proceeds of any credit hereunder has been or will be used for any purpose that violates or which is inconsistent with the provisions of Regulations G, U or X of said Board of Governors.

ARTICLE VIII

COVENANTS

Section 8.1 Affirmative Covenants. Borrower covenants to Lender that so long as Borrower has any liability to Lender hereunder or under or with respect to the Line of Credit, or any agreement, instrument or document executed in connection herewith or so long as Lender may be obligated to make any advancement to Borrower, Borrower will:

(a) Payment of Debts. Promptly pay and discharge, or cause to be paid and discharged, all taxes, assessments and governmental charges which may be lawfully levied, imposed or assessed upon Borrower or the properties, assets, income or profits of Borrower; provided, however, that Borrower shall have the right to contest in good faith any such tax, assessment, charge or levy by appropriate proceedings;

(b) Maintenance of Books. Keep accurate and complete books and records, and maintain the same at Borrower's principal offices;

(c) Defense of Claims. Defend, or cause to be defended, at all times any adverse claim by a third party relating to the possession of or any interest in the assets of Borrower;

(d) Financial Reporting. Furnish, or cause to be furnished, to Lender the following financial statements and other information at the indicated times:

(i) Borrowing Base Reports. In connection with each request for and advancement under the Line of Credit, and in any event within five (5) days after the end of each calendar month, a Borrowing Base Report prepared by the chief financial officer of Borrower current as of the date prepared;

(ii) Quarterly Reports. As soon as available and in any event within thirty (30) days after the end of each calendar quarter, one (1) copy of the balance sheet and statements of income and surplus of Borrower, as of the end of and for each such calendar quarter prepared in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved by the chief financial officer of Borrower;

(iii) Annual Financials. As soon as available and in any event within one hundred twenty (120) days after the end of each fiscal year of Borrower, one (1) copy of the annual balance sheet, statements of income and surplus and a statement of changes in the financial position for Borrower and all Affiliates, on a consolidated and consolidating basis, as of and for the year then ended prepared and audited in accordance with generally accepted accounting principles applied on a consistent basis throughout the periods involved by an independent certified public account selected by Borrower and approved by Lender and accompanied by a standard unqualified opinion regarding such financial statements (provided, however, that such financial statements shall only include those Affiliates that are required by generally accepted accounting principles to be consolidated therein and no other Affiliates;

(iv) Annual Tax Returns. As soon as available and in any event within thirty (30) days from filing and in no event later than November 15th of each calendar year, a copy of the federal income tax return for Borrower for the preceding calendar year;

(v) Guarantor Financial Statements. (A) As soon as possible and in any event within one hundred twenty (120) days after the end of each calendar year, an unaudited, internally prepared financial statement for each Guarantor as of and for the year then ended, in a form reasonably satisfactory to Lender and signed by Guarantor, and (B) such other information regarding the financial condition of each Guarantor as Lender may from time to time require;

(vi) Additional Reports. From time to time upon request by Lender, as Lender may require, such further information regarding the business affairs and financial conditions of Borrower, including but not limited to accounting and management recommendations, if any, and certificates of no default under this Agreement;

(e) Certificates of No Default. Furnish to Lender within five (5) days after the end of each calendar quarter a compliance certificate indicating that all other credit facilities of Borrower are not in default and that Borrower is in full compliance with all of its respective covenants thereunder;

(f) Audits by Lender. Permit any authorized representative of Lender or its attorneys or accountants to make audits of Borrower and at reasonable times during normal business hours to inspect, examine or make copies of extracts of the books of account or records of Borrower;

(g) Notice of Third Party Claims. Give prompt written notice to Lender of any process or action taken or pending whereby a third party is claiming any adverse interest in excess of a value of One Hundred Thousand and no/100 Dollars ($100,000.00) in any of the assets of Borrower;

(h) Maintenance of Insurance. Maintain the insurance required by this Agreement and, upon request by Lender, furnish to Lender evidence of such insurance coverage and payment of premiums therefor;

(i) Payment of Liabilities. Pay when due all Indebtedness in accordance with regular terms, except for claims contested in good faith by appropriate proceedings;

(j) Notice of Locations. Notify Lender, upon Lender's request at any time and from time to time, of all sites at which Borrower is conducting business;

(k) Maintenance of Existence. Maintain Borrower's existences in good standing in each state in which it conducts business;

(l) Potential Merger/Acquisition. Give prompt written notice to Lender of any intent by Borrower or the member or Borrower to enter into a contract to (a) sell a substantial amount of the assets of Borrower, (b) sell a substantial amount of the ownership interests of the members of Borrower, (c) merger with any other entity or (d) purchase a substantial amount of the assets or ownership interest in any other business;

(m) Compliance with Statutes. Comply with all applicable federal, state and local statutes, regulations and ordinances;

(n) Net Worth. Maintain at all times a minimum Tangible Net Worth of not less than Twelve Million Five Hundred Thousand and no/100 Dollars ($12,500,000.00) (such ratio shall be tested quarterly by Lender based upon the financial statements furnished to Lender pursuant to Section 8.1);

(o) Debt Service Coverage. Maintain an annual Debt Service Coverage Ratio of not less than 1.10 to 1 (such ratio shall be tested quarterly by Lender on a rolling four (4) quarter basis based upon the financial statements furnished to Lender pursuant to Section 8.1 of this Agreement);

(p) Further Assurances. From time to time upon the request of Lender, furnish to Lender information regarding arrangements between Borrower and its suppliers and further assurances that Borrower has the financial and operational ability and capacity, to perform its obligations hereunder;

(q) Payment of Costs and Expenses. Pay Lender upon demand all reasonable costs and expenses incurred by Lender in connection with this Agreement, including but not limited to semi-annual audit or field examination fees, recording and filing fees, title search fees, lien search fees, title insurance or abstracting fees and premiums, the fees and out-of-pocket expenses of Lender's legal counsel, the fees for any inspections of any of the Collateral, appraisal fees, mortgage and intangible taxes, any fees charged by Lender in connection with Lender's review of any appraisal reports, inspection reports and any other reports or material required to be provided to Lender in connection with this Agreement, all of which shall be paid to Lender by Borrower upon request by Lender;

(r) General Indemnities. Indemnify and hold Lender harmless from and against any and all claims, losses, damages, set-offs, counter-claims or expenses (including but not limited to attorneys fees and costs) which Lender may sustain as a result of the transactions evidenced by this Agreement or because of the breach of or inaccuracy in any of the representations and warranties contained in this Agreement or in any other document executed in connection herewith or in any other written communication of Borrower to Lender in connection with the transactions secured hereby whether or not any such inaccuracy was known by Borrower to be incorrect;

(s) Environmental Indemnity. Indemnify, defend and hold Lender harmless from and against any claim, loss or damage to which Lender is subjected as a result of the presence of any Hazardous Materials, or the use, handling, storage, transportation or disposal thereof within or upon any real estate owned by Borrower or violation of the covenants, representations and warranties contained in this Agreement;

(t) Termination of Contract to Sell Contract Home. Inform Lender in writing immediately of the cancellation or termination of any contract for the sale of a Contract Home;

(u) Depository Accounts. Maintain a depository account with Lender for the advancement of the Line of Credit;

(v) Insolvency. Maintain the financial condition of Borrower at all times at a level such that (i) Borrower would not be rendered insolvent if required to perform under the terms of the documentation evidencing the Line of Credit, (ii) Borrower's cash flow is adequate to perform its obligations under the documentation evidencing the Line of Credit and pay all other Indebtedness of Borrower as they become due except any such Indebtedness being contested in good faith, and (iii) the assets of Borrower, valued on a fair saleable basis, are equal to or greater than the sum of all liabilities and contingent liabilities of Borrower;

(w) Location of Chief Executive Office or Residence. Maintain at all times Borrower's chief executive office or residence (as applicable) and all of Borrower's records regarding the Collateral within the State of Indiana; and

(x) Notification of Criminal Investigation or Proceedings. Notify Lender immediately in writing of the initiation of any criminal investigation or proceeding initiated by any federal, state or local agency, department, or instrumentality against (i) Borrower, (ii) any employee of the Borrower if such investigation or proceeding could have a material adverse effect on the financial condition, business operations or assets of Borrower or either Guarantor or result in the Collateral being seized pursuant to 18 U.S.C. Sec. 1963, 21 U.S.C. Sec. 853, 21 U.S.C. Sec. 881, 46 U.S.C. App. Sec. 1904, or any similar federal, state or local law and/or regulation adopted in publications promulgated pursuant to such laws, or as such laws or regulations may be further amended, modified or supplemented.

Section 8.2 Negative Covenants. In addition to the Affirmative Covenants in Section 8.1 of this Agreement, Borrower covenants to Lender that so long as Borrower has any liability to Lender hereunder or under or with respect to the Line of Credit or any agreement, instrument or document executed in connection herewith or so long as Lender may be obligated to make any advancement to Borrower, then Borrower will not, without the written consent of Lender, which consent shall not be unreasonably withheld, delayed or denied:

(a) No Other Liens. Create or permit to exist any mortgage, pledge, security interest, title retention device or other encumbrance on any Collateral for the Line of Credit, except for (i) liens of taxes and assessments not delinquent or contested in good faith and (ii) the liens and security interests held by Lender;

(b) No Disposition of Assets. Sell or lease any assets, except for the sale and rental of inventory in the ordinary course of business;

(c) No Gifts. Except to the extent fair value is received by Borrower or in the ordinary course of business, including, without limitation, distributions of equity to member and payment under the Shareholder Agreement (hereinafter referred to as "Permitted Distributions"), directly or indirectly make (i) any loan, gift, distribution, transfer or advance of cash or other real, personal or intangible property, or (ii) any transfer of any other benefit or thing of value to any person; it is intended that this paragraph prohibit, by way of example and not by way of limitation, any payment by Borrower characterized as a commission or referral fee, and any payments by Borrower characterized as the consideration for a purchase to the extent that such payment is not bona fide or exceeds the real value received by the Borrower;

(d) No Equity Redemption. Except for Permitted Distributions, make any payment for the purchase, redemption or retirement of any equity interest in Borrower;

(e) No Merger. Enter into any consolidation, acquisition, merger or permit the control of Borrower to be vested in anyone other than the current shareholders;

(f) No Change in Business. Change the nature of Borrower's current business;

(g) [This paragraph is intentionally left blank]

(h) No Change in Management. Except as contemplated under the Shareholder Agreement, make any change in the key management of Borrower, such key management is currently comprised of Charlie Davis, Rick Davis, Mike Davis and Brad Davis; and

(i) No Change in Control. Except as contemplated under the Shareholder Agreement, permit the control or ownership of Borrower to be vested in anyone other than Charlie Davis, Rick Davis, Mike Davis and Brad Davis.

ARTICLE IX

EVENTS OF DEFAULT AND REMEDIES

Section 9.1 Events of Default. Any one (l) or more of the following shall constitute an Event of Default:

(a) Payment Default. Failure to pay within five (5) days when due any principal of or interest on the Line of Credit;

(b) Failure to Provide Borrowing Base Report. Failure to provide the Borrowing Base Report within the time periods required by Section 8.1(d)(i);

(c) Other Payment Defaults. A failure to pay or cause to be paid upon demand amounts required to be paid on demand pursuant to the terms of this Agreement of the Line of Credit Note or within five (5) days when due any other amounts due under the Line of Credit Note, Mortgages or this Agreement or any other documents executed in connection therewith;

(d) Insurance. Failure to maintain any insurance policies as required by this Agreement;

(e) Other Monetary Defaults. Failure to observe or perform any agreement or covenant contained in this Agreement which can be cured by the payment of money;

(f) Covenant Default. Failure to observe or perform any other agreement or covenant contained in this Agreement that does not constitute an Event of Default under another Section of this Agreement and the continuation of such failure for a period of thirty (30) days after written notice of such failure has been sent to Borrower;

(g) Representations and Warranties. Breach of any warranty, representation, certification or statement contained in this Agreement or in any certification or other agreement or document executed or delivered in connection herewith;

(h) Dissolution. Dissolution, liquidation or termination of the business of Borrower;

(i) Assignment for Benefit of Creditors. Assignment by Borrower for the benefit of its creditors;

(j) Appointment of Receiver. Appointment of a receiver or a trustee for Borrower or any of its assets;

(k) Involuntary Bankruptcy. The filing of an involuntary petition for relief under the United States Bankruptcy Code against Borrower or either Guarantor, or any general partner, managing member or manager of Borrower or either Guarantor and the failure of Borrower to obtain a dismissal of such petition within sixty (60) days;

(l) Voluntary Bankruptcy. The filing by Borrower or either Guarantor, or any general partner, managing member or manager of Borrower or either Guarantor, of a voluntary petition for relief under the United States Bankruptcy Code.

(m) Default Under Other Credit Facilities. The occurrence of any event of default under any other credit facility of Borrower which exceeds in the aggregate Two Hundred and Fifty Thousand and 00/100 Dollars ($250,000.00);

(n) Default Under Mortgage. The occurrence of a default under any Mortgage and the failure to cure such default within any applicable cure period provided for therein; or

(o) Collateral Subject to Seizure. A determination by Lender, in its sole reasonable discretion, that any action, inaction, commission, omission or circumstance has occurred or may occur which may subject the Collateral to being seized by any federal, state or local governmental department, agency or instrumentality pursuant to 18 U.S.C. Sec. 1963, 21 U.S.C. Sec. 853, 21 U.S.C. Sec. 881, 46 U.S.C. App. Sec. 1904, or any similar federal, state or local laws and/or regulations adopted in publications promulgated pursuant to such laws, or as such laws or regulations may be further amended, modified or supplemented.

Section 9.2 Remedies of Lender. After an Event of Default, at the option of Lender and without further notice or demand to Borrower, the Line of Credit shall become immediately due and payable and Lender shall not be required to make any further advancement under the Line of Credit, anything contained herein to the contrary notwithstanding, and Lender, at its option and upon demand, shall have the right to enforce its rights with respect to the Collateral.

Section 9.3 Injunctive Relief. Borrower recognizes that in the event Borrower fails to perform, observe or discharge any of its obligations under this Agreement or any other documents executed in connection herewith, no remedy at law will provide complete and adequate relief to Lender, and Borrower agrees that Lender shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving actual damages.

Section 9.4 Remedies Cumulative. All rights and remedies of Lender herein specified are cumulative and in addition to, not in limitation of, any rights and remedies which it may have by law or at equity.

ARTICLE X

GENERAL PROVISIONS

Section 10.1 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the successors and assignors of Lender and Borrower provided that no assignment or alienation of any rights or obligations of Borrower against Lender hereunder shall be effective without the prior written consent of Lender.

Section 10.2 No Third Party Beneficiaries. Nothing contained herein shall be deemed or construed to create an obligation on the part of Lender to any third party, and no third party shall have a right to enforce against Lender any rights which Borrower may have under this Agreement.

Section 10.3 No Waiver. No waiver by Lender of the breach of any term, condition, warranty, representation, covenant or agreement contained herein or in any agreement, instrument, guaranty or document delivered in connection herewith shall be considered as a waiver of the same default in the future or any other default and no delay or omission by Lender in exercising any right or remedy hereunder shall impair any such right or remedy or be construed as a waiver of any default notwithstanding any other act taken or not taken by Lender after such delay or omission. The inclusion of deadlines and the reference to dates later than the maturity of any obligation shall not by implication or otherwise obligate Lender to renew or extend any maturity.

Section 10.4 Waiver of Presentment. Borrower waives presentment, demand and protest and notice of presentment, maturity, release, compromising settlement, extension or renewal of any or all commercial paper, accounts receivable, contract rights, documents, instruments, chattel paper and guaranties at anytime held by Lender on which Borrower may be liable in any way.

Section 10.5 Waiver of Trial by Jury. Borrower and Lender hereby agree that any suit, action or proceeding, whether a claim or counterclaim, brought or instituted by any party on or with respect to this Agreement or any other document executed in connection herewith or which in any way relates, directly or indirectly to the Line of Credit Note, the Term Notes or any event, transaction or occurrence arising out of or in any way connected with this Agreement or the dealings of the parties with respect thereto, shall be tried only by a court and not by a jury. BORROWER AND LENDER HEREBY EXPRESSLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY SUCH SUIT, ACTION OR PROCEEDING. Borrower and Lender acknowledge that Borrower and Lender may have a right to a trial by jury in any such suit, action or proceeding and that Borrower and Lender hereby are knowingly, intentionally and voluntarily waiving any such right. Borrower and Lender further acknowledge and agree that this Section 10.5 is material to this Agreement between Borrower and Lender and that adequate consideration has been given and received by Borrower and Lender in exchange for the waiver made by Borrower and Lender pursuant to this section.

Section 10.6 Amendments. Any modification of or amendment to this Agreement shall be ineffective unless in writing and signed by the duly authorized representative of the party against whom the modification or amendment is sought to be enforced.

Section 10.7 Rights of Lender. Lender shall have no obligation with respect to the application of the proceeds of the Line of Credit, and Lender may from time to time without notice to or the consent of Borrower (a) release any Collateral, (b) release either Guaranty, (c) release, modify or compromise any liability of the Borrower, either Guarantor or the terms thereof, and (d) apply any amounts paid to Lender in such order of application and with such marshalling of security as Lender may, in its sole discretion, determine appropriate. The liability of Borrower shall not be released in part or in whole by reason of the foregoing, the addition of co-makers, endorsers, guarantors or sureties, or a failure to perfect any security interest or lien in any collateral or a failure to proceed in any particular manner with respect to any collateral.

Section 10.8 Survival of Indemnities. All indemnities from Borrower to Lender shall survive this Agreement.

Section 10.9 Invalidity of any Provision. If any provision of this Agreement or of any other document executed in connection herewith is held invalid or unenforceable, the remainder of this Agreement or such other documents and the application of such provisions to other persons or circumstances will not be affected hereby and the provisions of this Agreement and such other documents will be severable in such instance.

Section 10.10 Notices. Any written notice required or permitted of Lender or Borrower hereunder shall be deemed effective when (a) mailed by certified United States mail, postage prepaid with return receipt requested or (b) sent by an overnight carrier which provides for a return receipt, if to Borrower at 3755 East 82nd Street, Indianapolis, Indiana 46240, Attention: J. Michael McClure, Chief Financial Officer, with a copy to Ronald F. Shady, Jr., Vice President, Davis Homes, LLC,3755 East 82nd Street, Indianapolis, Indiana 46240 or to Lender at Capital Center, 201 North Illinois Street, Indianapolis, Indiana 46204 Attention: Jacqueline E. McNeelan, or at such other addresses as either Borrower or Lender may from time to time specify by written notice to the other. Any written notice required to be given by Lender of a sale, lease, other disposition of the Collateral or any other intended action by Lender, deposited in the United States Mail postage prepaid duly addressed as specified above not less that ten (10) days prior to such proposed action or if sent by overnight carrier five (5) days prior to such proposed action, shall constitute commercially reasonable and fair notice to Borrower of same.

Section 10.11 Prior Agreements. This Agreement replaces and supersedes any inconsistent provisions of any agreements heretofore made by Lender and the Borrower. In the event of any conflict between the terms of this Agreement and any other agreement, instrument or document executed in connection herewith, such terms shall, to the fullest extent reasonably possible, be construed to be complementary. However, if such terms cannot be construed as complementary, then the terms of this Agreement shall govern.

Section 10.12 Governing Law. This Agreement has been entered into and shall be governed by and construed in accordance with the laws of the State of Indiana, notwithstanding that Indiana conflicts of law rules might otherwise require the substantive rules of law of another jurisdiction to apply.

Section 10.13 Participants. Lender may transfer participation interests in the Line of Credit to other financial institutions without notice to Borrower. Borrower agrees that Lender may deliver any and all information, including financial information, in Lender's possession concerning Borrower, Guarantors or the Collateral to any prospective participant that is a financial institution. Lender acknowledges that such information is confidential information and Lender shall take reasonable precautions to maintain the confidentiality of such information and shall not disclose such information to any third parties who do not have a need to know such information in connection with such participation.

Section 10.14 Joint and Several Obligations. The obligations, agreements and covenants of the persons or entities constituting Borrower hereunder are joint and several and unconditional.

Section 10.15 Counterparts. This Agreement may be executed in counterparts each of which taken together shall constitute one and the same instrument and any party hereto may execute this Agreement by executing any such counterpart.

Section 10.16 Captions. The captions or headings herein have been inserted solely for the convenience of reference and in no way define or limit the scope, intent or substance of any provision of this Agreement. Whenever the context requires or permits the singular shall include the plural, the plural shall include the singular and the masculine, feminine and neuter shall be freely interchangeable.

Section 10.17 Replacement of Prior Agreement. This Agreement amends, modifies, restates and replaces in its entirety the Prior Loan Agreement.

[THIS SPACE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed effective as of the day and the year first above written.

DAVIS HOMES, LLC, an Indiana limited liability company, by its sole manager,

Davis Holding Corporation, an Indiana corporation

By: ______________________________
C. Richard Davis, Vice President

"Borrower"

THE HUNTINGTON NATIONAL BANK

By: ______________________________
Jacqueline E. McNeelan, Vice President

"Lender"

Exhibit 6.05

Amended and Restated Loan Agreement
dated July 2, 2002, with Fifth Third Bank, Indiana

AMENDED AND RESTATED LOAN AGREEMENT

(RESIDENTIAL CONSTRUCTION REVOLVING LINE OF CREDIT LOAN)

BETWEEN

DAVIS HOMES, LLC,
an Indiana limited liability company

AND

FIFTH THIRD BANK, INDIANA (CENTRAL),
an Indiana banking corporation

Dated: July 2, 2002

INDEX

Page

AMENDED AND RESTATED LOAN AGREEMENT

(RESIDENTIAL CONSTRUCTION REVOLVING LINE OF CREDIT LOAN)

BETWEEN
DAVIS HOMES, LLC,
an Indiana limited liability company
AND
FIFTH THIRD BANK, INDIANA (CENTRAL),
an Indiana banking corporation

This Amended and Restated Loan Agreement is entered into at Indianapolis, Indiana, effective the 2nd day of July, 2002 by and between FIFTH THIRD BANK, INDIANA (CENTRAL), an Indiana banking corporation ("Lender"), with a principal mailing address of 251 North Illinois Street, Suite 1000, Indianapolis, Indiana 46204, and DAVIS HOMES, LLC, an Indiana limited liability company ("Borrower"), with a principal mailing address of 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240.

RECITALS:

1. Lender has entered into a certain prior loan agreement or amendments thereof with Borrower and a former affiliated entity of Borrower namely, Best Homes, Inc., described as follows:

Date	**Amount**	**Loan Agreement or Amendments**
October 7, 1994	$1,000,000.00	Construction Loan and Security Agreement
July 1, 1995	$1,000,000.00	First Amendment
July 2, 1996	increased to $1,500,000.00	Second Amendment
June 26, 1997	$1,500,000.00	Third Amendment
July 1, 1998	$1,500,000.00	Fourth Amendment
July 1, 1999	increased to $2,500,000.00	Fifth Amendment
July 1, 2000	$2,500,000.00	Sixth Amendment
June 27, 2001	increased to $8,000,000.00	Seventh Amendment

(Each of the above loan agreements and each of the extensions, modifications, amendments and renewals thereof are collectively referred to herein as the "Prior Loan Agreements").

2. Lender and Borrower desire to consolidate, extend, modify and amend each of the Prior Loan Agreements into one loan agreement.

NOW, THEREFORE, in order to induce Lender to continue its borrowing arrangements with Borrower, to renew and increase the total credit available under the Prior Loan Agreements, to extend the maturity date, to make other certain amendments and changes, and to make the loans hereunder, as well as for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged by the parties hereto, it is agreed as follows:

1. Each of the above recitals is true and correct.

2. The Loan Agreement hereby reads as follows:

SECTION 1. AMOUNT OF LOANS.

1.1 **Assumption of Prior Loans.** Lender agrees to lend to Borrower the following described loans and Borrower agrees to assume all outstanding loan balances, in the aggregate amount of Six Million Six Hundred Thirty Thousand Six Hundred Ninety-eight and 76/100 Dollars ($6,630,698.76) as of July 2, 2002 for the Residential Construction Revolving Line of Credit Loan (as defined hereafter) under the Prior Loan Agreements, which amount will be the initial principal balance hereof, subject to the terms and conditions of this Agreement:

(a) Residential Construction Revolving Line of Credit. A loan that shall take the form of a revolving line of credit loan to Borrower in the amount of Twelve Million and 00/100 Dollars ($12,000,000.00) ("Residential Construction Revolving Line of Credit Loan"), and Borrower may borrow, repay and reborrow under such line of credit from time to time, with each transaction to be in the minimum amount of One Thousand and 00/100 Dollars ($1,000.00). The Residential Construction Revolving Line of Credit Loan shall hereinafter be referred to as the "Residential Construction Revolving Line of Credit." The total outstanding principal balance under the Residential Construction Revolving Line of Credit Loan shall never exceed the lesser of the Residential Construction Revolving Line of Credit Loan amount of Twelve Million and 00/100 Dollars ($12,000,000.00) or the Borrowing Base (as defined hereafter). The unpaid principal balance of the Residential Construction Revolving Line of Credit Loan shall be repaid from time to time so that the unpaid balance thereof never exceeds the Borrowing Base. As used herein, "Borrowing Base" shall mean an amount equal to the sum of (i) the lesser of eighty percent (80%) of the contract value of the Contract Homes (as defined hereafter) or one hundred percent (100%) of loan to cost of the Contract Home, plus (ii) eighty percent (80%) of the cost of construction of Model Homes and Spec Homes (both as defined hereafter), less (iii) the face amount of any outstanding Standby Letters of Credit (as defined hereafter). "Contract Homes" means a Home (as defined hereafter) which a third party which is not an Affiliate (as defined hereafter) of Borrower has agreed to purchase under an Approved Purchase Agreement (as defined hereafter) entered into by and between Borrower and such third party. Model Home means a residence to be used by Borrower as a model or sales office. Spec Home means a residence to be constructed by Borrower without a prearranged purchase agreement between Borrower and a party which is not an Affiliate of Borrower. Approved Purchase Agreement means a written purchase agreement entered into by and between Borrower and a third party which is not an Affiliate of Borrower in respect of a Home for which permanent financing has been obtained pursuant to a commitment letter from a permanent mortgage lender. Home means a Contract Home, Model Home or Spec

Home. Notwithstanding the foregoing or any other term, condition, covenant or provision of this Agreement, the amount available for Advances (as defined hereafter) under the Residential Construction Revolving Line of Credit Loan shall not exceed at any time: (A) the sum of Two Million and 00/100 Dollars ($2,000,000.00) for Spec Homes and Model Homes combined; (B) the sum of Five Hundred Thousand and 00/100 Dollars ($500,000.00) for a total inventory of Developed Lots (as defined hereafter); (C) the sum of Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00) for an individual Spec Home; and (D) the sum of Fifty Thousand and 00/100 Dollars ($50,000.00) for an individual inventoried Developed Lot. Developed Lot means, as of the date of any determination, a single-family residential lot owned by Borrower, located in a platted subdivision, which lot has utilities available at either the boundaries thereof or across the street, is contiguous to a publicly dedicated street, and for which a building permit for the construction of a single-family residence thereon is available, but on which the construction of a residence has not yet commenced. No Developed Lot shall remain in the Borrowing Base for a period longer than six (6) months and no Spec Home or Model Home shall remain in the Borrowing Base for a period longer than twelve (12) months. Borrower's right to obtain Advances under the Residential Construction Revolving Line of Credit Loan shall mature and expire on July 1, 2003. Notwithstanding any term, provision, condition or covenant contained herein or in any Note (as defined hereafter) in connection herewith, upon the occurrence of an Event of Default, the outstanding principal amount hereunder and any accrued interest thereon shall become due and payable immediately upon the demand of Lender.

(b) Standby Letters of Credit. Lender shall, upon the request of Borrower and subject to the terms and conditions of this Agreement issue standby letters of credit ("Standby Letters of Credit"), up to a maximum principal amount of One Million and 00/100 Dollars ($1,000,000.00), for the purpose of affiliated development financing by Borrower or any Affiliate (as defined hereafter) of Borrower, and/or to secure Borrower's obligations under so-called lot takedown agreements with third-party developers; provided that the aggregate undrawn amount available to be drawn under the Standby Letters of Credit which have been issued and are outstanding at any time, plus the unpaid principal balance of the Residential Construction Revolving Line of Credit does not exceed Twelve Million and 00/100 Dollars ($12,000,000.00). The Standby Letters of Credit shall have expiration dates not later than twelve (12) months from the issue date of each respective Standby Letter of Credit. Application for the Standby Letters of Credit shall be made by Borrower pursuant to a certain Standby Letter of Credit Application executed or to be executed by Borrower and delivered to Lender (hereinafter referred to as the "Letter of Credit Agreement") and in the event of any conflict between the terms and conditions of the Letter of Credit Agreement and this Agreement, the terms and conditions of this Agreement shall control. Any drafts under any Standby Letter of Credit paid by Lender shall be deemed, as of the date of such payment, to be an advance to or for the benefit of Borrower under the Residential Construction Revolving Line of Credit Loan. Borrower shall pay to Lender, annually in advance on the date for each Standby Letter of Credit issued and on each anniversary thereof, until such Standby Letter of Credit expires, a fee equal to one and one-half percent (1.5%) of the amount of each Standby Letter of Credit, which fee shall be earned on the date that the Standby Letter of Credit is issued. Borrower's right to obtain Advances under the Standby Letters of Credit shall mature and expire on July 1, 2003. If Borrower does not provide written notice to Lender within ninety (90) days prior to the applicable maturity date for each respective Standby Letter of Credit that Borrower does not intend to renew such applicable Standby Letter of Credit, such Standby Letter of Credit will automatically renew.

1.2 **Amendment and Restatement of Prior Agreements.** The Prior Agreements are hereby amended and restated in their entirety by the Loan Documents (as defined in Section 7.3 below) with the effect, among other things, that the Loan Documents evidence the entire agreement between the parties hereto respecting the subject matter hereof. The Loan Documents shall not constitute a novation of the indebtedness previously evidenced by the Prior Agreements.

1.3 **Cross-Default and Cross-Collateralization.** Any Event of Default under any one of the Loans (as defined hereafter) or any one of the Loan Documents (as defined hereafter) shall constitute an Event of Default under all such Loans, hereunder and under that certain Construction Loan Agreement from Borrower to Lender dated ___________, 2002 for a construction and land acquisition loan in the amount of One Million One Hundred Thousand and 00/100 Dollars ($1,100,000.00) and all of the loan documents from Borrower to Lender incident thereto for the development of the McGregor Highland residential subdivision project in Indianapolis, Marion County, Indiana (the "Development Loan") and under that certain Amended and Restated Loan Agreement from Borrower to Lender dated July 2, 2002 for a revolving line of credit loan in the amount of Two Million and 00/100 Dollars ($2,000,000.00) and all of the loan documents from Borrower to Lender incident thereto for that portion of the business of Borrower more commonly known as the Davis Homes Wholesale Division (the "Wholesale Revolving Line of Credit Loan") and for an equipment revolving line of credit loan in the amount of Five Hundred Thousand and 00/100 Dollars ($500,000.00) and all of the loan documents from Borrower to Lender incident thereto (the "Equipment Revolving Line of Credit Loan"). Likewise, any Event of Default hereunder shall constitute an Event of Default under all of the Loans and the Loan Documents, the Development Loan, the Wholesale Revolving Line of Credit Loan and the Equipment Revolving Line of Credit Loan. Any Event of Default under the Development Loan and any of the loan documents from Borrower to Lender incident thereto shall constitute an Event of Default under the Loans and the Loan Documents and the Wholesale Revolving Line of Credit Loan and the Equipment Revolving Line of Credit Loan and the loan documents from Borrower to Lender incident thereto. Any Event of Default under the Wholesale Revolving Line of Credit Loan and the Equipment Revolving Line of Credit Loan and any of the loan documents from Borrower to Lender incident thereto shall constitute an Event of Default under the Loans and the Loan Documents and the Development Loan and the loan documents from Borrower to Lender incident thereto. Any and all mortgages, collateral and security interests granted as security for the Loans, or any one of them, shall also constitute collateral and security interests for the Wholesale Revolving Line of Credit Loan and the Equipment Loan.

1.4 **Loans.** Loans, and advances ("Advances") made under the Residential Construction Revolving Line of Credit Loan and the Standby Letters of Credit (including the initial principal balances thereof, consisting of the outstanding principal balances under the Prior Loan Agreements) shall individually and collectively be referred to as the "Loans."

SECTION 2. PAYMENTS, INTEREST RATE AND FEES FOR RESIDENTIAL CONSTRUCTION REVOLVING LINE OF CREDIT LOAN AND STANDBY LETTERS OF CREDIT.

2.1 **Interest Rate.**

(a) Interest Rate for Residential Construction Revolving Line of Credit Loan and Standby Letters of Credit. Interest will accrue on the amount owing under both the Residential Construction Revolving Line of Credit Loan until paid at a variable rate of interest per annum, which shall change in the manner set forth below, equal to the Prime Rate (as defined hereafter) payable monthly in arrears ("Applicable Interest Rate").

As used herein, "Prime Rate" will mean the floating rate established by Fifth Third Bank, Indiana (Central), Cincinnati, Ohio, from time to time. The Prime Rate is not necessarily such bank's most favored rate. Subject to any maximum or minimum interest rate limitation specified herein or by applicable law, any variable rate of interest on the obligation evidenced hereby shall change automatically without notice to the undersigned immediately with each change in the Prime Rate. Lender shall notify the undersigned of changes in the Prime Rate with each interest billing.

2.2 **Adjustments to Interest Rates.**

(a) Changes in Prime Rate. The Prime Rate shall be adjusted from time to time, without notice to Borrower, as necessary to reflect any changes in the Prime Rate, which adjustments shall be automatically effective on the day of any such change.

(b) Default Rate. Upon the occurrence of and during the continuance of an Event of Default, the outstanding principal amount of the Loans shall bear interest from the date of such occurrence at a rate per annum which is equal to two percent (2%) in excess of the Applicable Interest Rate then in effect.

2.3 **Interest Payment Dates.** Interest due on the Residential Construction Revolving Line of Credit Loan accruing interest at the Prime Rate shall be payable monthly in arrears on the first (1st) day of each consecutive calendar month for the month just ended, with the first such payment due on August 1, 2002. If the due date of any payment under the Notes (as defined hereafter) shall be a day that is not a Banking Day (as defined hereafter), the due date will be extended to the next succeeding Banking Day; provided, however, that if such next succeeding Banking Day occurs in the following calendar month, then the due date will be the immediately preceding Banking Day.

2.4 **Calculation of Interest.** Interest under the Loans shall be calculated on the basis of the actual number of days elapsed, using a year of three hundred sixty (360) days. Interest for any period shall be calculated from and including the first day thereof to but not including the last day thereof. All sums due hereunder, the Residential Construction Revolving Line of Credit Note (as defined hereafter) and the Loan Documents shall be without relief from valuation and appraisement laws.

2.5 **Interest Limitation.** All agreements between Borrower and Lender are hereby expressly limited so that in no contingency or event whatsoever, whether by reason of acceleration of maturity of the indebtedness evidenced hereby, the Notes or otherwise, shall the amount paid or agreed to be paid to Lender for the use, forbearance, loaning or detention of the indebtedness evidenced hereby, the Notes or otherwise exceed the maximum permissible under applicable law. If from any circumstance whatsoever, fulfillment of any provision hereof or of the Notes or any other Loan Document at any time given the amount paid or agreed to be paid shall exceed the maximum permissible under applicable law, then, the obligation to be fulfilled shall automatically be reduced to the limit permitted by applicable law, and if from any circumstance Lender should ever receive as interest an amount which would exceed the highest lawful rate of interest, such amount which would be in excess of such highest lawful rate of interest shall be applied to the reduction of the principal balance evidenced by the Notes and not to the payment of interest. This provision shall control every other provision of all agreements between Borrower and Lender and shall be binding upon and available to any subsequent holder of the Notes.

2.6 **Requests for Loans.** Whenever Borrower desires that Lender make a Residential Construction Revolving Line of Credit Loan or issue a Standby Letter of Credit Advance (which shall mean any one or more loans made to Borrower under this Agreement) under the Residential Construction Revolving Line of Credit Loan on a particular Banking Day (which means any day other than a Saturday, Sunday or a public holiday or the equivalent for banks generally under the laws of the State of Indiana), Borrower shall give Lender at Lender's Indianapolis main office telex, telecopy, electronic mail or notice by telephone ("Borrowing Request"), not later than 1:00 p.m., Indianapolis time, on such Banking Day, and confirmed in writing by appropriate written notice at the request of Lender with such written confirmation, if any, to be in form and substance as Lender hereafter may otherwise reasonably require ("Borrowing Notice"). Each Borrowing Notice and Borrowing Request submitted with respect to the Residential Construction Revolving Line of Credit Loan and Standby Letters of Credit and advanced under the Loans shall be irrevocable and shall specify the aggregate principal amount of the Residential Construction Revolving Line of Credit Loan and Standby Letters of Credit to be advanced pursuant to such Borrowing Request, the date such Advance is to be made (which shall be a Banking Day). Any Borrowing Request received after 1:00 p.m., Indianapolis time, shall be deemed to be received on the next Banking Day. On any one date, Borrower shall be entitled to request no more than one Residential Construction Revolving Line of Credit Loan Advance or Standby Letter of Credit. All Standby Letters of Credit shall be considered an Advance under the Residential Construction Revolving Line of Credit Loan and subject to the limitations of Section 1 hereof.

In addition to the Borrowing Request and Borrowing Notice, whenever Borrower desires that Lender make a Residential Construction Revolving Line of Credit Loan Advance, Borrower shall provide to Lender an updated form of "Borrowing Base Report" (and the "Additions Report" and "Releases Report") substantially in the form of Exhibit "A", Exhibit "B" and Exhibit "C", respectively, attached hereto. The Borrowing Base Report will be categorized separately for Contract Homes, Model Homes and Spec Homes, and also for Developed Lots, and each shall be further organized so as to include specific information as to subdivision, lot number or description, price, percentage of completion, eligible amount remaining to be advanced, interest rate, the amount comprising the Borrowing Base and such other information as Lender from time to time may reasonably require. The Additions Report and the Deletions

Report shall also include the applicable legal descriptions of the real estate applicable to each Home or Developed Lot, as the case may be, that is subject to a first Advance, and further, be accompanied by a title insurance commitment, surveyor's location report and a Mortgagor's Affidavit pursuant to the requirements of Section 7.1 of this Agreement. Further, Borrower shall, if such Borrowing Request and Borrowing Notice is for an Advance for a new Home or Developed Lot, as the case may be, provide to Lender an executed Amendment to Mortgage (in recordable form) ("Amendment") in the form of Exhibit "D" attached hereto reflecting the applicable legal description(s) thereof.

Subject to the following paragraph of this Section 2.6, Lender acknowledges that a Borrowing Notice shall only be effective if it is signed by either C. Richard Davis, Bradley C. Davis, Michael B. Davis or David O. Trittipo in their respective officer capacity of Borrower.

Without in any way limiting Borrower's obligation to confirm in writing any notice by telephone upon request by Lender, Lender may act without liability upon the basis of any notice by telephone believed by Lender in good faith to be from Borrower prior to receipt of written confirmation, and the records of Lender shall govern any decision made by Lender in this regard absent manifest error.

2.7 **Commitment Fee.** Borrower will pay to Lender, quarterly in arrears, a commitment fee equal to one-half percent (½%) of the total amount advanced for each Home under the Residential Construction Revolving Line of Credit Loan. Borrower will pay to Lender for each Standby Letter of Credit a fee equal to the amount set forth in Section 1.1(b) hereof.

2.8 **Audit of Borrowing Base.** Lender shall have the right in its sole and reasonable discretion, at Borrower's sole cost and expense which shall be promptly reimbursed to Lender, but not more than quarterly in any calendar year so long as there exists no Event of Default, to perform or cause to be performed, by the auditors of Lender or such other independent auditing firm as Lender may reasonably determine, an audit of up to ten percent (10%) of the assets comprising the Borrowing Base, and upon an Event of Default an unlimited percentage of such assets.

SECTION 3. EVIDENCE OF RESIDENTIAL CONSTRUCTION REVOLVING LINE OF CREDIT LOAN AND STANDBY LETTERS OF CREDIT, TERMS OF PAYMENT AND MATURITY.

3.1 **Evidence of Residential Construction Revolving Line of Credit Loan and Standby Letters of Credit and Terms of Payment.**

(a) Notes. The Residential Construction Revolving Line of Credit Loan and Standby Letters of Credit shall be evidenced by one or more promissory notes ("Residential Construction Revolving Line of Credit Note") in the form of Exhibit "E" to this Agreement, or by one or more notes subsequently executed in substitution therefor. Repayment of the Residential Construction Revolving Line of Credit Loan and Standby Letters of Credit and payment of interest shall be made in accordance with the terms of this Agreement and the Residential Construction Revolving Line of Credit Note then outstanding pursuant to this Agreement. The Residential Construction Revolving Line of Credit Note shall be individually and collectively referred to as the "Note" or "Notes."

(b) Terms of Payments. Upon the closing of a sale of a Home or a Developed Lot, as the case may be, Borrower shall pay to Lender an amount equal to the Mortgage Release Price (as defined hereafter) in respect thereof. Mortgage Release Price means that amount, if any, required to reduce the outstanding principal balance of the Residential Construction Revolving Line of Credit Loan so that the outstanding principal balance under the Residential Construction Revolving Line of Credit Loan shall not exceed the Borrowing Base, recomputed to reflect the sale of the Home or the Developed Lot, as the case may be. Unless an Event of Default has occurred and is continuing, each such Mortgage Release Price payment received by Lender shall be applied, in reduction of the outstanding principal balance of the Residential Construction Revolving Line of Credit Loan. In the event the outstanding principal balance is reduced to zero, any remaining funds associated with the sale of a Home or a Developed Lot, as the case may be, shall be deposited into Borrower's primary depository account maintained with Lender. All sums due under the Notes and hereunder shall be without notice of acceptance, presentment, notice of dishonor, protest, notice of protest and relief from valuation and appraisement laws. Any authorized officer or employee of Borrower may execute any document required for such purposes as an act of Borrower and as agent for Borrower who will be bound thereby.

3.2 **Maturity.**

(a) Residential Construction Revolving Line of Credit Loan Maturity Date. The Residential Construction Revolving Line of Credit Loan will have a maturity date of July 1, 2003.

(b) Standby Letters of Credit Maturity Date. The Standby Letters of Credit will have a maturity date not later than July 1, 2003.

SECTION 4. PREPAYMENT.

4.1 **Prepayment.** Borrower shall have the right to prepay, without any penalty, all or any portion of the Loans.

SECTION 5. USE OF PROCEEDS.

The proceeds of the Residential Construction Revolving Line of Credit Loan will be used by Borrower to finance the construction of Homes and inventory of Developed Lots. The proceeds of the Standby Letters of Credit will be used by Borrower for affiliated development financing by Borrower or any Affiliate of Borrower.

SECTION 6. COSTS AND EXPENSES.

Borrower will pay all reasonable costs and expenses incurred by Lender in connection with the Loans provided for in this Agreement. Such costs may include, but not be limited to, fees and out-of-pocket expenses of Lender's counsel, recording and filing fees, appraisal fees, inspection fees, and internal or external audit expenses. In the event Borrower fails to pay any such costs or expenses within ten (10) days after demand, Borrower hereby authorizes Lender to make an Advance under the Loans for such costs and expenses and such costs and expenses shall be deemed to be a part of the Loans and secured by any and all security and collateral for the Loans.

SECTION 7. COLLATERAL AND SECURITY, LOAN DOCUMENTS AND LENDER'S APPOINTMENT AS ATTORNEY-IN-FACT.

7.1 **Collateral and Security.**

(a) Residential Construction Revolving Line of Credit Loan and Standby Letters of Credit. As collateral and security for the Residential Construction Revolving Line of Credit Loan and Standby Letters of Credit, Borrower grants to Lender, subject to the permitted encumbrances more particularly described on Exhibit "F" attached hereto, a first real estate mortgage and security interest ("Mortgages") in Borrower's fee simple interest in and to the real property being acquired with respect to each Home or Developed Lot, as the case may be, in the full amount of the Residential Construction Revolving Line of Credit Loan in the county in which such Homes or such Developed Lots are located. Each Mortgage will contain cross default provisions with each of the other Mortgages. The Mortgages shall be in the form as set forth in Exhibit "G" attached hereto. Borrower shall also with respect to each Mortgage execute and deliver a mortgagor's affidavit ("Mortgagor's Affidavit") which shall be in the form as Exhibit "H" attached hereto. Borrower shall also execute and deliver to Lender an environmental indemnity agreement ("Environmental Indemnity Agreement"). In the event there exists outstanding Standby Letters of Credit after the expiration, termination or nonrenewal of the Residential Construction Revolving Line of Credit Loan, Lender shall continue to hold the collateral security as identified in this Section 7.1(a) or upon release thereof by Lender or if Lender determines in its sole and reasonable discretion that the value of such collateral is insufficient, the Borrower shall provide additional cash collateral on deposit as Lender may in its sole and reasonable discretion request, and further, all outstanding balances under such Standby Letters of Credit shall be evidenced by a demand promissory note from Lender to Borrower at an interest rate to then be determined by Lender. Borrower agrees to cause Davis Holding Corporation, an Indiana corporation and Davis Investments, L.P., an Indiana limited partnership (collectively, "Guarantors") to execute and deliver to Lender a Continuing Guaranty Unlimited ("Guaranty" or "Guarantys") guaranteeing to Lender any and all indebtedness, liabilities or obligations of, under or in conjunction with the Loans, this Agreement and the Loan Documents.

(b) Other Documents. At the request of Lender, Borrower shall join with Lender in executing, delivering and filing one or more financing statements in a form satisfactory to Lender and shall pay the cost of filing the same in all public offices wherever filing is deemed by Lender to be necessary or desirable. A carbon, photographic or other reproduction of this Agreement or of a financing statement shall be sufficient as a financing statement. At the request of Lender, Borrower will authorize and cause to be executed any and all documents which Lender shall reasonably require in order to effect any of the foregoing. Borrower will deliver to Lender also at closing or at any time prior thereto resolutions of Borrower's members in a form satisfactory to Lender and Lender's counsel, authorizing and approving the transactions contemplated hereunder.

7.2 **Continuing Obligations.** Notwithstanding anything to the contrary contained herein or in any other document executed herewith, subject to Section 1.2 above, Borrower does hereby acknowledge the giving of certain collateral to Lender as security for the payment and performance of all obligations under the Prior Loan Agreements. Borrower and Lender do further acknowledge that the Loans provided for hereunder constitute an assumption, modification, extension, renewal or replacement of the Prior Loan Agreements.

7.3 **Loan Documents.** This Agreement, the Residential Construction Revolving Line of Credit Note, the Mortgages, the Mortgagor's Affidavit, the Environmental Indemnity Agreement, the Amendment and all other documents, agreements and instruments described herein as having been executed contemporaneous herewith or hereafter executed in connection with the Loans described herein, and all other documents, agreements and instruments entered into and delivered incident thereto and hereto by Borrower or Guarantors to Lender shall be known as the "Loan Documents."

SECTION 8. WARRANTIES AND REPRESENTATIONS.

Borrower warrants and represents to Lender that, as of the date hereof:

8.1 **Subsidiaries.** Borrower shall have the right to create and/or acquire subsidiaries, from time to time; provided, however, that such creation and/or acquisition does not cause an Event of Default hereunder.

8.2 **Affiliates.** Borrower shall have the right to create and/or acquire Affiliates, from time to time; provided, however, that such creation and/or acquisition does not cause an Event of Default hereunder. The term "Affiliate" as used herein shall mean any person, entity, organization, partnership, or corporation which, directly or indirectly, is controlled by or under common control with Borrower or the members of Borrower.

8.3 **Limited Liability Company Organization and Authority.** Borrower:

(a) is a limited liability company duly organized, validly existing and in good standing under the laws of its state of organization, and if not organized in Indiana, is duly qualified, authorized and admitted to do business in the State Indiana;

(b) has and possesses all requisite limited liability company right, power and authority and all necessary licenses and permits to own and operate its properties, to carry on its business as now conducted and as presently proposed to be conducted, and to enter into the Loan Documents and to perform its obligations thereunder;

(c) has taken the necessary action to authorize the execution and delivery of the Loan Documents and the borrowings thereunder; and

(d) is not doing business or conducting any activity in any jurisdiction in which it would be required to become duly qualified and authorized to do business.

8.4 **Ownership of Borrower.** The issued and outstanding membership interests of Borrower are owned as follows:

Name	Percentage of Ownership
Davis Holding Corporation, an Indiana corporation	1%
Davis Investments, L.P., an Indiana limited partnership	99%
TOTAL	100%

The partnership interests of Davis Investments, L.P., an Indiana limited partnership are owned as follows:

Limited Partners	Percentage of Ownership
C. Richard Davis	32.90%
Bradley C. Davis	32.90%
Michael B. Davis	32.90%
Charles R. Davis	01.00%
Davis Building Corporation	01.00%
Davis Homes of Florida, Inc.	01.00%
Subtotal	99.00%
General Partner	**Percentage of Ownership**
Davis Holding Corporation, an Indiana corporation	1%
Total	100%

The shareholder interests of Davis Holding Corporation, an Indiana corporation are owned as follows:

Shareholder	Percentage of Ownership
C. Richard Davis	25%
Bradley C. Davis	25%
Michael B. Davis	25%
Charles R. Davis	25%
Total	100%

8.5 **Financial Statements.** The financial statements for Borrower dated March 31, 2002, which have been supplied to Lender have been prepared in accordance with generally accepted accounting principles consistently applied and said Borrower's financial statements fairly represent Borrower's financial condition as of such dates. There has been no material adverse change in Borrower's financial condition since the most recent of such dates.

8.6 **Full Disclosure.** The financial statements referred to in Section 8.5 do not, nor does this Agreement or any written exhibit or schedule thereto or any other written statement furnished by Borrower to Lender in connection with obtaining the Loans, contain any untrue statement of a material fact or omit a material fact necessary to make the statements contained therein or herein not misleading. There is no fact known to Borrower which Borrower has not disclosed to Lender which materially adversely affects the properties, business, prospects, profits or condition (financial or otherwise) of Borrower or the ability of Borrower to perform the obligations undertaken in this Agreement.

8.7 **Strikes or Labor Disputes.** There is no strike, work stoppage or labor dispute with any union or group of employees pending or overtly threatened involving Borrower or any of its subsidiaries or Affiliates.

8.8 **Pending Litigation.** Except for those matters set forth in attached Exhibit "I", there are no proceedings pending, or to the knowledge of Borrower, threatened against or affecting Borrower in any court or before any governmental authority or arbitration board or tribunal which, individually or in the aggregate, involve the possibility of materially and adversely affecting the properties, business, prospects, profits or condition (financial or otherwise) of Borrower and the ability of Borrower to perform Borrower's respective obligations under this Agreement.

8.9 **Title to Properties.** Borrower has good and marketable title to all the collateral subject to a security interest of Lender hereunder which Borrower purports to own (except as sold or otherwise disposed of in the ordinary course of business), free from any liens and encumbrances, except liens and security interests granted to Lender and except as set forth on Exhibit "F" to this Agreement.

8.10 **Borrowing is Legal and Authorized.**

(a) The members of Borrower have duly authorized the execution and delivery of this Agreement and the Notes, Loan Documents and documents contemplated herein and executed in connection with this Agreement will constitute legal, valid and binding obligations of Borrower enforceable in accordance with their terms, except as enforcement is subject to equitable and other limitations applied by courts, and debtor's rights generally.

(b) The execution, delivery and performance of this Agreement, the Notes and Loan Documents and the compliance by Borrower with all the provisions of this Agreement, the Notes and the Loan Documents applicable to Borrower:

(i) are within the limited liability company powers of Borrower;

(ii) are legal and will not conflict with, result in any breach in any of the provisions of, constitute a default under, or result in the creation of any lien or encumbrance other than as created by this Loan Agreement and other Loan Documents executed in connection with the Loans upon any property of Borrower under the provisions of, any agreement, charter instrument, articles of organization, operating agreement or other instrument to which Borrower is a party or by which Borrower may be bound; and

(iii) do not violate, contravene, or cause a breach or a default under any applicable laws, rules or regulations, or any agreement, contract or instrument to which Borrower is a party.

(c) The execution of this Agreement and related notes and documents and the compliance by Guarantors with all the provisions of this Agreement applicable to Guarantors are legal and binding and will not conflict with, result in any breach in any of the provisions of, constitute a default under, or result in the creation of any lien or encumbrance upon any property of Guarantors under the provisions of any agreement or other instrument to which Guarantors are a party or by which Guarantors may be bound, other than under this Loan Agreement and other documents executed by Guarantors in connection with the Loans.

(d) There are no limitations in any indenture, mortgage, deed of trust or other agreement or instrument to which Borrower or Guarantors, as the case may be, is now a party or by which Borrower or Guarantors, as the case may be, may be bound with respect to the payment of principal or interest on any indebtedness of Borrower or Guarantors, including the Note or Notes to be executed in connection with this Agreement.

8.11 **No Defaults.** No event has occurred and no condition exists which would constitute an Event of Default pursuant to this Agreement. Borrower is not in violation in any material respect of any term of any agreement, charter instrument, articles of organization, operating agreement or other instrument to which Borrower is a party or by which Borrower may be bound.

8.12 **Government Consent.** Neither the nature of Borrower or of Borrower's business or properties, nor any relationship between Borrower and any other entity or person, nor any circumstance in connection with the execution of this Agreement, is such as to require a consent, approval or authorization of, or filing, registration or qualification with, any governmental authority on the part of Borrower as a condition to the execution and delivery of this Agreement and the notes and documents contemplated herein.

8.13 **Taxes.**

(a) All tax returns required to be filed by Borrower in any jurisdiction have in fact been filed, or are subject to valid extension, and all taxes, assessments, fees and other governmental charges upon Borrower, or upon any of Borrower's properties, which are due and payable have been paid. Borrower does not know of any proposed additional tax assessment against Borrower.

(b) The provisions for taxes on the books of Borrower for Borrower's current fiscal period are adequate.

8.14 **Compliance With Law.** Borrower:

(a) is not in violation of any laws, ordinances, governmental rules or regulations to which Borrower is subject which violation would have a material adverse effect on Borrower's properties, business, prospects, profits or condition (financial or otherwise) of Borrower; and

(b) has not failed to obtain any licenses, permits, franchises or other governmental authorizations necessary to the ownership of Borrower's properties or to the conduct of Borrower's business, which violation or failure to obtain might materially and adversely affect the business, prospects, profits, properties or condition (financial or otherwise) of Borrower.

8.15 **Restrictions on Borrower.** The execution of and performance hereunder by Borrower does not constitute a default under any contract or agreement, or any charter or other limited liability company restriction to which Borrower is bound. Except for those liens and encumbrances which are disclosed in the attached Exhibit "F", Borrower has not agreed or consented to cause or permit in the future (upon the happening of a contingency or otherwise) any of the collateral subject to the security interest of Lender hereunder, whether now owned or hereafter acquired, to be subject to a lien or encumbrance, other than as created by this Loan Agreement or documents executed pursuant hereto and the Permitted Encumbrances.

8.16 **ERISA.** Borrower shall with respect to Borrower's pension plan:

(a) at all times make prompt payment of contributions required to meet the minimum funding standards set forth in Section 302 through 305 of ERISA with respect to Borrower's plan,

(b) promptly, after the filing thereof, furnish to Lender copies of each annual report required to be filed pursuant to Section 103 of ERISA in connection with Borrower's plan for the plan year, including any certified financial statements or actuarial statements required pursuant to said Section 103,

(c) notify Lender immediately of any fact, including, but not limited to, any "Reportable Event," as that term is defined in Section 4043 of ERISA, arising in connection with Borrower's plan which might constitute grounds for termination thereof by the Pension Benefit Guaranty Corporation or for the appointment by the appropriate United States District Court of a Trustee to administer Borrower's plan, and

(d) notify Lender of any "Prohibited Transaction" as that term is defined in Section 406 of ERISA.

Borrower will not:

(e) intentionally engage in any "Prohibited Transaction," or

(f) intentionally terminate any such plan in a manner which could result in the imposition of a lien on the property of Borrower pursuant to Section 4068 of ERISA.

8.17 **Regulations G, U and X.** Borrower is not now engaged principally, or as one of Borrower's important activities, in the business of extending credit for the purpose of purchasing or carrying any margin stock (within the meaning of Regulation U of the Board of Governors of the Federal Reserve System). No part of the proceeds of any credit hereunder has been or will be used to purchase or carry any such margin stock or to extend credit to others for the purpose of purchasing or carrying any such margin stock. No part of the proceeds of any credit hereunder has been or will be used for any purpose that violates or which is inconsistent with the provisions of Regulations G, U or X of said Board of Governors.

8.18 **Insolvency**. Borrower is not insolvent within the meaning of that term as defined in the Federal Bankruptcy Code.

8.19 **Not an Investment Company.** Borrower is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended, or a "holding company" or an "affiliate of a holding company" or a "subsidiary of a holding company" within the meaning of the Public Utility Holding Company Act of 1935, as amended.

SECTION 9. CLOSING CONDITIONS.

The obligation of Lender to make the Loans shall be subject to the following conditions precedent:

9.1 **Compliance With This Agreement.** Borrower shall have performed and complied with all agreements and conditions contained herein and contemplated herewith which are required to be performed or complied with by Borrower before or at closing.

9.2 **Warranties and Representations.** On the date of each Advance pursuant to the Residential Construction Revolving Line of Credit Loan and the Standby Letters of Credit, the warranties and representations set forth in Section 8 hereof shall be true and correct on and as of such date with the same effect as though such warranties and representations had been made on and as of such date, except to the extent that such warranties and representations expressly relate to an earlier date.

9.3 **Authority Documents.** Borrower shall have delivered to Lender: (a) a resolution of Borrower authorizing the execution and delivery of this Agreement, the Notes, the Mortgages, the Mortgagor's Affidavit and any other instrument or document executed and delivered by Borrower to Lender in connection with the Loans and all acts required to be performed by Borrower hereunder and thereunder; (b) the Articles of Organization and Operating Agreement of Borrower certified by the managing member of Borrower to be true and accurate as of a date not more that thirty (30) days prior to the date of closing; and (c) an incumbency certificate for Borrower certified by the managing member of Borrower setting forth the officers of Borrower and those who are authorized to sign this Agreement and the other Loan Documents for and on behalf of Borrower and which shall contain a specimen signature thereto dated a date not more than thirty (30) days prior to closing.

9.4 **Opinion of Borrower's Counsel.** Borrower will furnish to Lender an opinion of Borrower's and Guarantors' counsel which is acceptable to Lender and Lender's counsel covering such matters as Lender may reasonably require.

SECTION 10. BORROWER'S BUSINESS COVENANTS.

Borrower covenants that on and after the date of this Agreement, so long as any of the indebtedness provided for herein remains unpaid:

10.1 **Payment of Taxes and Claims.** Borrower will pay before they become delinquent:

(a) all taxes, assessments and governmental charges or levies imposed upon Borrower or Borrower's property; and

(b) all claims or demands of materialmen, mechanics, carriers, warehousemen, landlords, bailees and other like persons which, if unpaid, might result in the creation of a lien or encumbrance upon Borrower's property,

provided that items of the foregoing description in (a) and (b) need not be paid while being contested in good faith and by appropriate proceedings, and provided further, that adequate book reserves have been established with respect thereto, and provided further, that Borrower's title to, and Borrower's respective right to use, Borrower's respective property is not materially adversely affected thereby.

10.2 **Maintenance of Properties, Insurance, Financial Records, Licenses, Limited Liability Company Existence and Trade Names.** Borrower shall:

(a) Property – maintain Borrower's property, in good condition and make all renewals, replacements, additions, betterments and improvements thereto which are deemed necessary by Borrower;

(b) Insurance – maintain, with financially sound and reputable insurers, insurance with respect to Borrower's properties, and business against such casualties and contingencies, of such types (if available at reasonable expense, including but not limited to fire and casualty, public liability, products liability, larceny, embezzlement or other criminal misappropriation insurance) and in such amounts as may be from time to time reasonably required by Lender and as may be required pursuant to other documents or instruments entered into incident hereto and contemporaneous herewith and such policies shall name Lender as a loss payee thereunder and provide, if available, for not less than thirty (30) days prior written notice to Lender of any cancellation thereof, and Borrower will promptly deliver to Lender evidence of all policies of insurance and any changes thereto;

(c) Financial Records – keep true books of records and accounts in which full and correct entries will be made of all Borrower's business transactions, and reflect in Borrower's financial statements adequate accruals and appropriations to reserves, all in accordance with generally accepted accounting principles (with respect to Borrower);

(d) Licenses and Permits – maintain in full force and effect all operating permits, licenses, franchises and rights used by Borrower in the ordinary course of its business;

(e) Limited Liability Company Existence and Rights – do or cause to be done all reasonable things necessary, consistent with business practicality (i) to preserve and keep in full force and effect its existence, rights and franchises, and (ii) to maintain Borrower's status as a limited liability company duly organized and validly existing and in good standing under the laws of its State of formation;

(f) Trade Names. Borrower will promptly advise and notify Lender of the existence of any trade names under which it is operating; and

(g) Compliance with Law – not be in violation of any laws, ordinances, or governmental rules and regulations to which Borrower is subject and will not fail to obtain any licenses, permits, franchises or other governmental authorizations necessary to the ownership of Borrower's properties or to the conduct of Borrower's business, which violation or failure to obtain might materially and adversely affect the business, prospects, profits, properties or condition (financial or otherwise) of Borrower.

10.3 **Sale of Assets, Accounts or Merger or Creation of Subsidiary.**

(a) Sale of Assets – Borrower will not, except in the ordinary course of business, sell, lease, transfer or otherwise dispose of, any material part of Borrower's assets or properties or any of its accounts or notes receivables.

(b) Merger and Consolidation – Borrower will not, without the prior written consent of Lender, which consent shall not be unreasonably withheld, consolidate with or merge into any other entity, or permit any other entity to consolidate with or merge into any of them.

10.4 **Liens and Encumbrances.**

(a) Negative Pledge. Borrower will not (i) cause or permit or (ii) agree or consent to cause or permit in the future (upon the happening of a contingency or otherwise), any of Borrower's properties which are subject to the collateral and security interests of Lender hereunder and the Loan Documents or under the Development Loan and the loan documents from Borrower to Lender incident thereto or the Wholesale Revolving Line of Credit Loan, the Equipment Loan and the loan documents from Borrower to Lender incident thereto, whether now owned or hereafter acquired, to be subject to a lien or encumbrance except:

(i) liens securing taxes, assessments or governmental charges or levies or the claims or demands of materialmen, mechanics, carriers, warehousemen, landlords and other like persons provided the payment thereof is not at the time required by Section 10.1;

(ii) liens incurred or deposits made in the ordinary course of business in connection with workmen's compensation, unemployment insurance, social security and other like laws;

(iii) attachment, judgment and other similar liens arising in connection with court proceedings, provided the execution or other enforcement of such liens is effectively stayed and the claims secured thereby are being actively contested in good faith and by appropriate proceedings;

(iv) reservations, exceptions, encroachments, easements, rights of way, covenants, conditions, restrictions, leases and other similar title exceptions or encumbrances affecting real property, provided they do not in the aggregate materially detract from the value of said property or materially interfere with its use in the ordinary conduct of Borrower's business;

(v) purchase money security interests not exceeding in amount the purchase price of the property purchased; and

(vi) liens in favor of Lender.

10.5 **Change Name or Place of Business.** Borrower will provide to Lender prior written notice of any change in Borrower's name or its principal place of business.

10.6 **Other Borrowings.** Borrower will not, without the prior written consent of Lender, create or incur any indebtedness for borrowed money or advances on a singular basis or in the aggregate including through the execution of capitalized lease agreements if such borrowing or indebtedness would cause a breach of any of the covenants, terms or conditions of this Agreement or an Event of Default.

10.7 **Contingent Liabilities**. Except for obligations incurred in the ordinary course of business, Borrower will not guarantee, endorse or otherwise become surety for or upon the obligations of others, except by endorsement of negotiable instruments for deposit or collection in the ordinary course of business.

10.8 **Loans and Advances by Borrower.** Without the prior written consent of Lender, Borrower will not make singly or in the aggregate, any loans or advances to any member or officer of Borrower, Guarantors or any other person, corporation or entity including, without limitation any Affiliate if such loan would cause a breach of any of the covenants, terms or conditions of this Agreement or an Event of Default.

10.9 **Investments.** Borrower will not, without prior written consent of Lender which shall not be unreasonably withheld, purchase for investment securities of any kind excepting bonds or other obligations of the United States, certificates of deposit issued by commercial banks or building and loan associations and commercial paper rated at least A-1 or P-1 and having a maturity of not more than one (1) year, if the effect thereof: (i) materially and adversely affects the net worth of Borrower, (ii) causes Borrower no longer to be engaged in substantially the same business in which Borrower is currently engaged, and/or (iii) causes an Event of Default hereunder.

10.10 **Sale of Receivables.** Borrower will not sell any of Borrower's accounts receivable or notes receivable which are subject to the security interest of Lender hereunder, with or without recourse. This Section shall not prohibit Borrower from adjusting any of Borrower's accounts receivable with Borrower's clients.

10.11 **Use of Generally Accepted Accounting Principles.** The financial tests and ratios provided in this Section 10 shall all be determined in accordance with generally accepted accounting principles consistently applied.

10.12 **Inspection and Audits.** Borrower will, at all reasonable times, and from time to time, allow Lender by or through any of its officers, agents, attorneys or accountants, to examine, audit, inspect and make extracts from Borrower's books and records and to make abstracts or reproductions thereof (subject to execution and delivery of an appropriate confidentiality agreement with respect to information as to which Borrower has an obligation to one or more third parties to maintain as confidential) and to inspect any collateral, wherever located. Borrower shall promptly reimburse Lender for any fees, or expenses incurred by third party vendors in making such inspection or audit, and will, when billed pay such amount as established by Lender from time to time at its internal costs, or the costs of any of its affiliates, for services and expenses incurred in making any such inspection or audit.

10.13 **Environmental Covenants.** Subject to those matters disclosed in Exhibit "J" attached hereto, Borrower further covenants, represents and warrants to Lender as follows, to the best of Borrower's knowledge:

(a) Borrower is not in violation or subject to any existing pending or threatened investigation by any governmental authority under any environmental law, which term hereinafter means any federal, state or local law, statute, ordinance, or regulation pertaining to occupational health and safety, environmental quality, or air or water pollution, or hazardous waste removal or disposal, in connection with the environmental conditions on, under or about any real estate owned, leased, occupied or used by Borrower, including without limitation the Comprehensive Environmental Response, Compensation, and Liability Act of 1980 ("CERCLA") as amended, 42 U.S.C. §§9601, et seq., and the Resource Conversation and Recovery Act of 1976 ("RCRA"), 42 U.S.C. H6901, et seq. (Any reference to real estate of Borrower in this Section 10.13 shall include all present and after acquired real estate owned, leased, occupied or used by Borrower in the operation of Borrower's business) which might materially and adversely affect Borrower's business.

(b) Borrower, except as required by law and in the ordinary course of Borrower's business, has not and is not required by any environmental law to obtain any permits or license to construct or use any improvements, fixtures or equipment forming a part of any worksites or real estate of Borrower.

(c) Borrower has made inquiry into previous uses and ownership of all real estate of Borrower or had inspections done, and after such inquiry, has determined that no hazardous substance has been disposed of or released on such real estate or that such substances have been removed. Hazardous substance includes without limitation asbestos and those substances included within the definitions of "hazardous substances," "hazardous materials," "toxic substances," or "solid wastes" in CERCLA, RCRA, and the Hazardous Materials Transportation Act, 49 U.S.C. §§ 1801, et seq., and in the regulations promulgated pursuant to said law.

(d) Borrower's prior, present and intended use of any of Borrower's real estate will not result in the intentional disposal or release of any hazardous substance on or to such real estate by Borrower in accordance with applicable governmental regulations.

(e) Borrower shall provide written documentation from any and all state and federal environmental agencies of any violations or suspected violations by Borrower of any environmental laws. Borrower does also warrant that to the best of Borrower's knowledge there are no underground tanks located on any of Borrower's real estate or that such underground tanks have been inspected and are not violative of any applicable environmental law.

(f) Borrower covenants that, in addition to other rights of inspection granted hereunder, Lender may inspect, during business hours and upon reasonable notice and with approval of the owner any of Borrower's real estate premises prior to the closing and anytime during the duration of this Agreement or the term of the Loans made hereunder to conduct environmental evaluations provided that Lender complies with all safety requirements applicable to such property or worksites.

(g) Borrower covenants not to use, generate, manufacture, produce, store, release, discharge, or dispose of on, under or about the real estate of Borrower or transport to or from Borrower's real estate any hazardous substance as that term has been defined above or allow any other person or entity to do so except under conditions as may be permitted by applicable laws.

(h) Borrower covenants to keep and maintain Borrower's real estate in compliance with, and shall not cause or permit Borrower's real estate to be in violation of any environmental law whether such environmental law now exists or is promulgated hereafter where the failure to do so would have a material adverse affect on Borrower.

(i) Borrower shall give prompt written notice to Lender of: (i) any proceeding or inquiry by any governmental authority with respect to the presence of any hazardous substance as that term has previously been defined on Borrower's real estate or the migration thereof from or to other property or real estate; (ii) all claims not covered by insurance made or threatened by any third party against Borrower, or Borrower's real estate relating to any loss or injury resulting from any hazardous substance as that term has previously been defined; (iii) discovery of any occurrence or condition on any real property adjoining or in the vicinity of Borrower's real estate that would cause Borrower's real estate or any part thereof to be subject to any restrictions on the ownership, occupancy, transferability, or use of Borrower's real estate under any environmental law including without limitation Borrower's discovery of any occurrence or condition on any real property adjoining or in the vicinity of Borrower's real estate; and all claims not covered by insurance made or threatened by any third party against Borrower relating to any damage, loss or inquiry resulting from the conduct and operation of the v business or the violation or alleged violation of any environmental law, whether such environmental law now exists or is promulgated hereafter.

(j) In the event of Borrower's failure to do so, Lender shall have the right to join and participate in, as a party, if it so elects, any legal proceedings or actions initiated with respect to Borrower's real estate in connection with any environmental law and Borrower shall pay Lender's attorneys fees in connection therewith.

(k) Borrower shall protect, defend, indemnify, and hold harmless Lender, its directors, officers, employees, agents, successors, and assigns from and against any and all loss, damage, costs, expense, or liability (including attorneys fees and costs) directly or indirectly caused by Borrower and arising out of or attributable to the conduct of Borrower's business operations, and the use, generation, manufacture, production, storage, release, threatened release, discharge, disposal, removal, cleanup or presence of other hazardous substance as that term has been defined, on, under, or about Borrower's real estate including without limitation (i) all foreseeable consequential damages; and (ii) the costs of any required or necessary repair, cleanup, or detoxification of Borrower's real estate and the preparation and implementation of any closure, remedial, or other required plans. This indemnity shall survive the reconveyance of Borrower's real estate by deed, contract or assignment or the termination of any leases affecting Borrower's real estate or the extinguishment of this Agreement and the final repayment of the Loans hereunder.

(l) In the event that any investigation, site monitoring, containment, cleanup, removal, restoration, or other remedial work of any kind or nature ("Cleanup") is reasonably necessary or desirable under any applicable local, state, or federal law, or regulation, any judicial order or by any governmental entity or because of, or in connection with, the conduct of Borrower's business or the failure thereof or the current or future presence, suspected presence, release or suspected release of a hazardous substance (as that term has previously been defined herein) into the air, soil, ground water, surface water, or soil vapor at, on, about, under or within Borrower's real estate, or any portion thereof, Borrower shall within thirty (30) days after written demand for performance thereof by Lender (or such shorter period of time as may be required under any applicable law, regulation, order or agreement) commence and thereafter diligently prosecute to completion, all such Cleanup or take such other action reasonably acceptable to Lender. All Cleanup shall be performed by contractors approved in advance by Lender, which approval shall not be unreasonably withheld, and under the supervision of a consulting engineer approved by Lender, which approval shall not be unreasonably withheld. All costs and expenses of such Cleanup shall be paid by Borrower including, without limitation, Lender's reasonable attorneys fees and costs incurred in connection with monitoring or review of such Cleanup. In the event Borrower shall fail to timely commence, or cause to be commenced, or fail to diligently prosecute to completion, such Cleanup, Lender may, but shall not be required to, cause such Cleanup to be performed and all costs and expenses thereof, or incurred in connection therewith, shall become part of the Loans hereunder. Borrower shall have the option to pay in full any and all outstanding indebtedness of Borrower to Lender instead of performing such Cleanup.

(m) Borrower, its successors, assigns and personal representatives shall protect, defend, indemnify and hold Lender harmless from and against and shall bear, pay and discharge when and as the same shall become due and payable, any and all claims, demands, judgments, damages, actions, causes of action, injuries, administrative orders, consent agreements and orders, liabilities, penalties, costs, and expenses of any kind whatsoever, including claims arising out of loss of life, injury to persons, property, or business or damage to natural resources arising out of the activities of Borrower, previous owners of Borrower's real estate, third parties who have trespassed on Borrower's real estate, or parties in a contractual relationship with Borrower, or any of them, which arise out of the actual, alleged or threatened removal, cleanup, discharge, dispersal, release, storage, treatment, generation, disposal or escape of pollutants or other toxic or hazardous substances (including asbestos), including any solid, liquid, gaseous or thermal irritant or contaminant, including smoke, vapor, soot, fumes, acids, alkalies, chemicals and wastes (including materials to be recycled, reconditioned or reclaimed) actually or allegedly arising out of the use, specification, or inclusion of any product, material or process containing chemicals, failure to detect the existence or proportion of chemicals in the soil, air, surface water or ground water, or the performance or failure to perform the abatement of any pollution source or the replacement or removal of any soil, water, surface water, or ground water containing chemicals whether on Borrower's real estate.

(n) Borrower shall protect, defend, indemnify, hold Lender harmless from and against those judgments or claims, and shall assume the burden and expense of defending all suits, administrative proceedings, and negotiations of any description which any and all persons, or entities, political subdivisions or government agencies arising out of any of the occurrences set forth in this Section, including but not limited to any attorneys fees, costs or expenses incurred by Lender, beginning on the date any violation of environmental laws, regulations, orders, laws or orders are discovered or claimed and throughout the duration of any such claim, suit, action, Cleanup through and including the completion of all payments and procedures required to correct that situation, however long it takes. It is specifically understood and agreed by Borrower that the provisions of this Section shall survive forever the foreclosure, release or termination of any collateral or security being held by Lender for the Loans, including any mortgages on Borrower's real estate, and the final and full repayment of the Loans made hereunder and the conveyance, whether in whole or in part, by deed, contract, assignment termination of lease or otherwise of Borrower's real estate.

10.14 **Depository Accounts.** Borrower shall maintain depository accounts and continue to maintain a depository relationship with Lender. The proceeds of all Loan Advances shall be made by Lender by deposit to such accounts.

10.15 **Payments Due Lender Automatically Debited to Borrower's Operating Account at Lender.** Upon the occurrence of an Event of Default and at the request of Lender, or upon the request of Borrower, all payments due from Borrower to Lender hereunder or in connection herewith shall be payable through automatic debit from Borrower's operating bank account with Lender.

10.16 **No Change in Business.** Borrower will not materially change the nature of Borrower's current business.

10.17 **No Acquisitions by Borrower.** Borrower will not, without the prior written consent of Lender which consent shall not be unreasonably withheld, delayed or denied, make any acquisitions of any other business or company whose business is not substantially similar to or related to the business of Borrower and if such acquisition causes an Event of Default.

10.18 **No Geographic Expansion of Borrower's Business.** Borrower will not, without the prior written consent of Lender which consent shall not be unreasonably withheld, delayed or denied, outside of the State of Indiana and contiguous States: open any additional offices or expand into any new geographic location if the effect thereof causes the business of Borrower no longer to be substantially located within the State of Indiana.

10.19 **Limitation on Capital Expenditures.** Borrower will not incur, on an annual basis, capital expenditures of "Property, Plant and Equipment" (as such terms were used in Borrower's audited financial statements for the year ended December 31, 2001, copies of which are in Lender's possession) in the aggregate in excess of Four Million and 00/100 Dollars ($4,000,000.00) without the prior written consent of Lender which consent shall not be unreasonably withheld, delayed or denied so long as such capital expenditure(s) do not cause a breach of any of the covenants, terms or conditions of this Agreement or an Event of Default.

10.20 **Cash Dividends and Other Distributions.** Notwithstanding any other provision of this Agreement or any other document contemplated by this Agreement to the contrary, Borrower may pay dividends/distributions to Borrower's members provided such payment does not cause an Event of Default.

10.21 **No Change in Management.** Borrower will not, without the prior written consent of Lender, make any change in the key management of Borrower and Davis Holding Corporation, an Indiana corporation is the sole Manager of Borrower and the officers and key management thereof are as follows:

Name	**Title**
Charles R. Davis	Chairman of the Board of Directors and President
C. Richard Davis	Vice President, Secretary and Treasurer
Bradley C. Davis	Vice President
Michael B. Davis	Vice President

10.22 **Indebtedness to Tangible Net Worth Ratio.** Borrower shall maintain an Indebtedness (as defined hereafter) to Tangible Net Worth (as defined hereafter) Ratio not to exceed 8.0:1.0, on an annual basis tested as of December 31 of each calendar year based on Borrower's consolidated financial statements. Indebtedness means (a) all items (except items of capital stock, of capital surplus, of general contingency reserves or of retained earnings, deferred income taxes, and amounts attributable to minority interests, if any) which in accordance with generally accepted accounting principles would be included in determining total liabilities on a consolidated basis as shown on the liability side of a balance sheet as at the date as of which indebtedness is to be determined, (b) all indebtedness secured by any mortgage, pledge, lien or conditional sale or other title retention agreement to which any property or asset owned or held is subject, whether or not the indebtedness secured thereby will have been assumed (excluding non-capitalized leases which may amount to title retention agreements but including capitalized leases), and (c) less all formally subordinated debt. Tangible Net Worth means the combined equity of Borrower excluding the following items (without duplication of deductions) if any, appearing on the consolidated balance sheet of Borrower: the book amount of all assets which would be treated as intangibles under generally accepted accounting principles, including, without limitation, such items as good-will, trademark applications, trade names, service marks, brand names, copyrights, patents, patent applications and licenses, and rights with respect to the foregoing; plus formally subordinated debt. (An example of the computation of such ratio and/or defined term utilizing Borrower's audited financial statements for the year ended December 31, 2001, is set forth on Exhibit "K" hereto, which example reflects Borrower's and Lender's intended meaning of such ratio and/or term.)

10.23 **Minimum Tangible Net Worth.** Borrower shall maintain a minimum Tangible Net Worth of Eight Million and 00/100 Dollars ($8,000,000.00) which shall be tested as of December 31 of each calendar based on Borrower's consolidated financial statements (an example of the computation of such ratio and/or defined term utilizing Borrower's audited financial statements for the year ended December 31, 2001, is set forth on Exhibit "K" hereto, which example reflects Borrower's and Lender's intended meaning of such ratio and/or term).

10.24 **Minimum Tangible Net Worth Plus Subordinated Debt.** Borrower shall maintain minimum Tangible Net Worth plus formally subordinated debt of Ten Million and 00/100 Dollars ($10,000,000.00), which shall be tested as of December 31 of each calendar year based on Borrower's consolidated financial statements (an example of the computation of such ratio and/or defined term utilizing Borrower's audited financial statements for the year ended December 31, 2001, is set forth on Exhibit "K" hereto, which example reflects Borrower's and Lender's intended meaning of such ratio and/or term).

10.25 **Current Ratio.** Borrower shall maintain a Current Ratio (defined as Current Assets (as defined hereafter) to Current Liabilities) of 1.0:1.0 based on Borrower's consolidated financial statements. Current Assets means all assets which may properly be classified as current assets in accordance with generally accepted accounting principles, provided that for the purpose of determining the Current Assets of Borrower (a) notes and accounts receivable will be included only if good and collectible and payable on demand or within twelve (12) months from the date as of which Current Assets are to be determined (and if not directly or indirectly renewable or extendible, at the option of the debtors, by their terms or by the terms of any instrument or agreement relating thereto, beyond such twelve (12) months) and will be taken at their face value less reserves determined to be sufficient in accordance with generally accepted accounting principles, and (b) the cash surrender value of life insurance policies will be excluded. Current Liabilities means all Indebtedness maturing on demand or within twelve (12) months from the date as of which Current Liabilities are to be determined (including, without limitation, liabilities, including taxes accrued as estimated, as may properly be classified as current liabilities in accordance with generally accepted accounting principles) (an example of the computation of such ratio and/or defined term utilizing Borrower's audited financial statements for the year ended December 31, 2001, is set forth on Exhibit "K" hereto, which example reflects Borrower's and Lender's intended meaning of such ratio and/or term).

10.26 **No Change in Ownership.** There shall occur no change in the member ownership of Borrower or the shareholder interests of Davis Holding Corporation, an Indiana corporation, or the partnership interests of Davis Investments, L.P., an Indiana limited partnership without the prior written consent of Lender, which consent shall not be unreasonably withheld, delayed or denied, if as a result of such change any interest in such entity is owned or controlled by any person or entity not related to and/or controlled by C. Richard Davis, Bradley C. Davis, Michael B. Davis, and/or Charles R. Davis and/or a member of either of such person's family.

10.27 **Notification of Criminal Investigation or Proceedings.** Borrower shall notify Lender immediately in writing of the initiation of any criminal investigation or proceeding initiated by any federal, state or local agency, department, or instrumentality against (i) Borrower; (ii) any guarantor, (iii) any employee of Borrower if such investigation or proceeding could have a material adverse effect on the financial condition, business operations or assets of Borrower or result in any collateral given by Borrower to Lender being, seized pursuant to 18 U.S.C. Sec. 1963, 21 U.S.C. Sec. 853, 21 U.S.C. Sec. 881, 46 U.S.C. App. Sec. 1904, I.C. 34-4-30.1-1 et seq., or any similar federal, state or local law and/or regulation adopted in publications promulgated pursuant to such laws, or as such laws or regulations may be further amended, modified or supplemented.

10.28 **Equipment and Vehicle Titles.** Borrower shall furnish, or cause to be furnished, to Lender as soon as available and in any event within one hundred twenty (120) days after their acquisition, the originals of all titles or certificates of origin, together with executed applications for titles, for all equipment and vehicles acquired by Borrower and financed by Lender with the first lien of Lender noted thereon.

10.29 **Borrowing Base Covenants.** Borrower shall inform Lender in writing immediately of any material reduction in the value of the collateral comprising and included in the Borrowing Base of which Borrower is aware if the effect thereof causes an Event of Default under Section 12.1(k) below. In such case, Borrower shall take such action as Lender shall reasonably require to cure such default.

SECTION 11. INFORMATION AS TO BORROWER AND INSPECTIONS.

11.1 **Delivery of Information as to Borrower.** Borrower will deliver the following to Lender:

(a) within forty-five (45) days after the end of each calendar quarter period combined and consolidating financial statements of Borrower, including a balance sheet and statements of income and surplus, certified by the president or chief financial officer of Borrower as fairly representing Borrower's financial condition as of the end of such period;

(b) within thirty (30) days after the end of each calendar month, a detailed contract status report, certified by the president or chief financial officer of Borrower as fairly representing the status of Borrower's outstanding contract totals as of the end of such period;

(c) within one hundred twenty (120) days of the end of each calendar year, an audited financial statement of Borrower, on a combined and consolidating basis, prepared in accordance with generally accepted accounting principles consistently applied and certified by independent certified public accountants satisfactory to Lender, containing a balance sheet and statements of income and surplus of Borrower, along with any management letters written by such accountants;

(d) immediately upon becoming aware of the existence of any condition or event which constitutes an Event of Default, a written notice specifying the nature and period of existence thereof and what action Borrower is taking or propose to take with respect thereto;

(e) within thirty (30) days after the end of each calendar month, written certification by Borrower which sets forth the dollar amount of the Borrowing Base and such other information reasonably required by Lender so as to accurately determine the Borrowing Base ("Borrowing Base Report"), the form of which is attached hereto as Exhibit "A";

(f) a monthly draw schedule of Advances to be made under the Residential Construction Revolving Line of Credit Loan contemplated for construction of the Homes, itemized as to amount, number of draws, identification of the applicable Home, categorized as to Contract Homes, Model Homes and Spec Homes, and purchase/contract/sales price, as applicable, and also, for the acquisition of Developed Lots, if applicable;

(g) the consolidated financial statements of Borrower referred to in Section 11.1(a) shall include Guarantors and be in a form that is reasonably satisfactory to Lender;

(h) an annual compliance certificate, certified by Borrower, as to matters set forth herein as required by Lender, the form of which shall be provided to Borrower by Lender either at or after the closing of this Agreement;

(i) upon the reasonable request of Lender, within thirty (30) days after Borrower's audited financial statements for the calendar year-end, a valuation of the assets that are subject to the security interests and liens given by Borrower to Lender as security and collateral for the Loans, a valuation of such assets performed by valuation professionals selected by Borrower and acceptable to Lender; and

(j) at the request of Lender, on reasonable notice, such other information as Lender may from time to time reasonably require.

SECTION 12. EVENTS OF DEFAULT.

12.1 **Nature of Events.** An "Event of Default" shall exist if any of the following occurs and is continuing after ten (10) days (for monetary defaults) and thirty (30) days (for nonmonetary defaults) from the date of receipt of notice from Lender and an opportunity to cure such default during such notice period:

(a) Borrower or any of Guarantors fail to make any payment of principal on any Note executed in connection with this Agreement or for any of the Loans on or before the date such payment is due or within any applicable grace period;

(b) Borrower or any of Guarantors fail to make any payment of interest on any Note executed in connection with this Agreement or for any of the Loans on or before the date such payment is due or within any applicable grace period;

(c) Borrower or any of Guarantors fail to make any other monetary payment due under any document executed in connection with this Agreement or for any of the Loans on or before the date such payment is due or within any applicable grace period;

(d) Borrower or any of Guarantors fail to comply with any other term, condition, covenant or provision of this Agreement or any document executed in connection with this Agreement;

(e) any warranty, representation or other statement by or on behalf of Borrower or any of Guarantors contained in this Agreement or in any instrument furnished in compliance with or in reference to this Agreement is false or misleading in any material respect;

(f) Borrower or any of Guarantors become insolvent or bankrupt, or make an assignment for the benefit of creditors, or consent to the appointment of a trustee, receiver or liquidator;

(g) bankruptcy, reorganization, arrangement, insolvency, liquidation or dissolution proceedings are instituted by or against Borrower or any of Guarantors and are not dismissed or discharged within sixty (60) days of the filing thereof;

(h) a final judgment or judgments, from which no further right of appeal exists, for the payment of money aggregating in excess of Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00) is or are outstanding against Borrower or any of Guarantors and any one of such judgments has been outstanding for more than thirty (30) days from the date of its entry and has not been discharged in full or stayed;

(i) the default by any Guarantor, any insurer or other surety or any other guarantor for Borrower with respect to any obligation or liability of Borrower to Lender;

(j) a determination by Lender, in its sole and reasonable discretion, that any action, inaction, commission, omission or circumstance has occurred or may occur which may subject the security and collateral given to Lender to being seized by any federal, state or local governmental department, agency or instrumentality pursuant to 18 U.S.C. Sec. 1963, 21 U.S.C. Sec. 853, 21 U.S.C. Sec. 881, 46 U.S.C. App. Sec. 1904, I.C. 34-4-30.1-1 et seq., or any similar federal, state or local laws and/or regulations adopted in publications promulgated pursuant to such laws, or as such laws or regulations may be further amended, modified or supplemented;

(k) the aggregate amount available to be drawn under the Residential Construction Revolving Line of Credit Loan exceeds the Borrowing Base;

(l) Borrower defaults under the terms of any indebtedness or lease involving total payment obligations of Borrower in excess of Two Hundred Fifty Thousand and 00/100 Dollars ($250,000.00), and such default gives any creditor or lessor the right to accelerate the maturity of any such indebtedness or lease payments which right is not contested by Borrower or is determined by any court of competent jurisdiction to be valid;

(m) the commencement of any foreclosure proceedings, proceedings in aid of execution, attachment actions, levies against, or the filing by any taxing authority of a lien against any of the collateral or any property securing the repayment of any of the Loans, Loan Documents, the Development Loan or any of the loan documents from Borrower to Lender incident thereto or the Wholesale Revolving Line of Credit Loan or the Equipment Loan or any of the loan documents from Borrower to Lender incident thereto; or

(n) the uninsured loss, theft or substantial damage to the collateral or any property securing the repayment of the Loans or the Development Loan or the Wholesale Revolving Line of Credit Loan or the Equipment Loan if the result of such occurrence will be, in Lender's reasonable judgment, the failure or inability of Borrower to continue substantially normal operation of its business within thirty (30) days of the date of such occurrence;

(o) the occurrence of any default beyond any applicable cure period or under any outstanding debt, loan or credit facility, or any other agreement, instrument or document executed by Borrower, any of Guarantors or any other guarantor with Lender or with any person;

(p) Borrower fails to pay any sum due or to observe or perform any term, condition, covenant or warranty herein, Notes, the Mortgages, any Loan Document or any additional instruments, documents, resolutions, applications for credit executed and delivered by Borrower to Lender incident hereto and to which it is a party;

(q) any of Guarantors shall fail to pay any sum or observe or perform any term, condition, covenant or warranty arising in, under or in connection with the Guaranty of any of Guarantors to Lender or of any other guaranty or loan from Guarantors to Lender;

(r) the occurrence of any Event of Default by Borrower, any of Guarantors or any guarantor under the Development Loan, the Wholesale Revolving Line of Credit

Loan, the Equipment Loan or any of the loan documents from Borrower, any of Guarantors or any other guarantor to Lender incident thereto; and

(s) the abandonment of any collateral or security given Borrower for the Loans, the Development Loan, the Wholesale Revolving Line of Credit Loan or the Equipment Loan and the loan documents given to Lender incident thereto.

12.2 **Default Remedies.**

(a) Termination of Advances Under Loans – If an Event of Default exists, or any event or circumstance which with notice, the passage of time or both will constitute an Event of Default, exists, notwithstanding any provision of this Agreement or the Loan Documents to the contrary, Lender may cease and terminate any of the Advances under any Loans under this Agreement.

(b) Acceleration – If an Event of Default exists, or any event or circumstance which with notice, the passage of time or both will constitute an Event of Default, exists, Lender may immediately exercise any right, power or remedy permitted to Lender hereunder, the Loan Documents or by law, and shall have, in particular, without limiting the generality of the foregoing, the right to declare the entire principal and all interest accrued on all Notes then outstanding pursuant to this Agreement to be forthwith due and payable, without any presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived by Borrower, except as otherwise required by this Loan Agreement or any Loan Document executed pursuant hereto or in connection with the Loans.

(c) Nonwaiver – No course of dealing on the part of Lender or Borrower or Guarantors, nor any delay or failure on the part of Lender or Borrower or Guarantors, to exercise any right shall operate as a waiver of such right or otherwise prejudice Lender's rights, powers and remedies.

(d) Cumulative Effect – Each and every right and remedy of Lender set forth in this Agreement, the Loan Documents and under law shall be cumulative. The exercise of any right or remedy shall not thereafter prevent the exercise of any other right or remedy in connection with the same or another Event of Default or the subsequent exercise of the same right or remedy in connection with any other Event of Default.

(e) Preservation of Rights – No delay or omission of Lender to exercise any power or right under the Loan Documents shall impair such power or right or be construed to be a waiver of any Event of Default or an acquiescence therein, and any single or partial exercise of any powers or right shall not preclude other or further exercise of any other power or right. No Advance hereunder or under any of the Loan Documents shall constitute a waiver of any of the Lender's conditions of the Lender's obligation to make further Advances, nor, in the event Borrower is unable to satisfy any such condition, shall a waiver of such condition in any one instance have the effect of precluding Lender from thereafter declaring such inability to be an Event of Default. No course of dealing shall be binding upon Lender.

SECTION 13. MISCELLANEOUS.

13.1 **Notices.** All communications under this Agreement or under the Notes executed pursuant hereto shall be in writing and shall be mailed by first class mail, postage prepaid to the addresses of the parties set forth on page one (1) of this Agreement or such address which the parties may give notice of in writing. A copy of all notices to Lender shall also be delivered in the same fashion to Lender's counsel, namely Michael D. Moriarty, Esq., Locke Reynolds LLP, Capital Center South Tower, 201 North Illinois Street #1000, P.O. Box 44961, Indianapolis, Indiana 46244-0961. A copy of all notices to Borrower shall also be delivered in the same fashion to Borrower's counsel, namely Ronald F. Shady, Jr., Esq., Davis Homes, 3755 E. 82nd Street, Suite 120, Indianapolis, Indiana 46240. Any notice so addressed and mailed by registered mail shall be deemed given when so mailed.

13.2 **Survival.** All warranties, representations, and covenants made by Borrower herein, any Loan Document or on any certificate or other instrument delivered by Borrower or on Borrower's behalf under this Agreement shall be considered to have been relied upon by Lender and shall survive the closing of the Loans regardless of any investigation made by Lender on its behalf. All statements in any such certificate or other instrument shall constitute warranties and representations by Borrower.

13.3 **Successors and Assigns.** Except as herein provided, this Agreement and the other Loan Documents shall be binding upon and inure to the benefit of Borrower and Lender and any other party thereto and Borrower's respective heirs, personal representatives, successors and assigns. Notwithstanding the foregoing, Borrower or any other party to this Agreement and the other Loan Documents other than Lender, without the prior written consent of Lender, which consent may be withheld in Lender's sole discretion, may not assign, transfer or set over to another party to this Agreement and the other Loan Documents, in whole or in part, all or any part of its benefits, rights, duties and obligations hereunder, including, without limitation, performance of and compliance with conditions hereof and the right to receive the proceeds of current or future Loan Advances. Whenever in this Agreement or in any of the other Loan Documents any of the parties hereto or thereto is referred to, such reference shall be deemed to include the successors and assigns of such party (but without any implied consent to any transfer or other action which violates the term of any Loan Document), and all covenants, promises and agreements contained in this Agreement, or in any of the other Loan Documents by or on behalf of Borrower or any other party to this Agreement and the other Loan Documents other than Lender, shall inure to the benefit of the respective successors and assigns of Lender.

13.4 **Amendment and Waiver.** This Agreement may be amended, and the observance of any term of this Agreement may be waived, with (and only with) the written consent of Borrower and Lender. Lender shall not assess Borrower any charge in connection with its exercising its right to waive or excuse compliance or performance of any of the terms or conditions of this Agreement other than charges for Lender's actual expenses incurred or suffered by Lender in connection with or leading up to such waiver.

13.5 **Duplicate Originals.** Two or more duplicate originals of this Agreement and the Loan Documents may be signed by the parties, each of which shall be an original but all of which together shall constitute one and the same instrument.

13.6 **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the State of Indiana, except to the extent any law, rule or regulation of the federal government of the United States of America may be applicable hereto, in which event such federal law, rule or regulation shall govern and control.

13.7 **Subordination and Repayment of Affiliate Member Loans.** Notwithstanding anything to the contrary in this Agreement or in any document executed pursuant hereto or in connection herewith, Borrower agrees that all indebtedness due from Borrower, or any of them, to any Affiliate or any members of Borrower or owners of the equity interests in the members of Borrower, whether now existing or arising in the future, shall be and hereby is junior, inferior and subordinate in all respects to the Loans and any other amounts or obligations in connection therewith from Borrower to Lender, whether now existing or arising in the future. Further, Lender agrees that Borrower may repay any and all debt to its members, in accordance with a schedule for such payments, provided however and for so long as such repayment shall not cause the occurrence of an Event of Default hereunder, the Loans or any Loan Document or instrument given by Borrower to Lender in connection herewith. At Lender's request, Borrower shall disclose to Lender any indebtedness subject to this Section 13.7.

13.8 **WAIVER OF JURY TRIAL.** BORROWER AND LENDER HEREBY WAIVE THE RIGHT TO TRIAL BY JURY IN ANY COURT AND IN ANY ACTION OR PROCEEDING OF ANY TYPE IN WHICH BORROWER AND LENDER ARE A PARTY AS TO ALL MATTERS AND THINGS ARISING OUT OF THIS LOAN AGREEMENT OR ANY OF THE LOAN DOCUMENTS WHETHER SOUNDING IN CONTRACT OR TORT OR OTHERWISE.

13.9 **Fees and Expenses.** Borrower shall reimburse Lender upon demand for all out-of-pocket costs, charges and expenses of Lender (including reasonable fees, and disbursements of Lender's counsel) in connection with (a) the preparation, execution and delivery of this Agreement, the Note and any other Loan Documents, (b) the making of the Loans, (c) any amendments, modifications, consents or waivers in respect thereof, and (d) any enforcement thereof, including with respect to any taxes assessed against Lender as a result of any taking of any collateral or security given to Lender by Borrower.

13.10 **Consent to Jurisdiction.** The parties hereto, to the extent that they may lawfully do so, hereby consent to the jurisdiction of the courts of the State of Indiana and the United States Court for the Southern District of the State of Indiana, as well as to the jurisdiction of all courts from which an appeal may be taken from such courts, for the purpose of any suit, action or other proceeding arising out of any of its obligations arising hereunder or under any other Loan Document or with respect to the transactions contemplated hereby or thereby, and expressly waive any and all objections they may have as to venue in any such courts. Borrower agrees that service shall be deemed given to Borrower if service is sent in accordance with and to the address disclosed in Section 13.1.

13.11 **Severability.** Any provision of this Agreement, the Notes or of any other Loan Document which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

13.12 **Headings.** Any Article and Section headings in this Agreement or in any other Loan Document are included herein and therein for convenience of reference only and shall not constitute a part of this Agreement or of any other Loan Document.

13.13 **Gender.** Whenever the context so requires, reference herein or in any other Loan Document to the masculine gender shall include the feminine gender or in either case the neuter and vice versa; and the singular shall include the plural and vice versa.

13.14 **Right of Setoff.** Upon the occurrence of an Event of Default, Lender may, at its option, offset against the indebtedness of Borrower to Lender hereunder or under any of the Loan Documents any and all indebtedness of Lender to Borrower, including without limitation, all deposits of any kind (now or hereafter existing) of Borrower.

13.15 **Statement of Account.** Each statement of account, if any, delivered by Lender to Borrower shall be presumed correct and accurate.

13.16 **No Partnership or Joint Venture.** Borrower and Lender expressly agree that the only relationship intended to be created between them in connection with the Residential Construction Revolving Line of Credit Loan is that of lender and borrower and that the relationship in no way is intended to create a partnership, joint venture, tenancy in common, or joint tenancy between them. Accordingly, it is understood and agreed that Borrower is the sole and exclusive owner of its property and the property which is subject to the security interests and liens thereon and given to Lender as security and collateral for the Loans and there is no intent by the parties to share the profits and losses from the business of Borrower. Borrower will indemnify and hold Lender harmless from any and all liabilities and damages, together with attorneys' fees, incurred by Lender in defense of any suite or cause of action which is asserted against Lender on the basis that Lender is liable or the security and collateral for the Loans is deferred or defeated solely by virtue of the existence of a partnership, joint venture, tenancy in common or joint tenancy between Borrower and Lender in connection with the Loans.

FIFTH THIRD BANK, INDIANA (CENTRAL)
an Indiana banking corporation

By: [signature]
Jeffrey K. Lockhart, Vice President

DAVIS HOMES, LLC,
an Indiana limited liability company

By: Davis Holding Corporation,
an Indiana corporation,
its sole managing member

By: [signature]
C. Richard Davis, Vice President

STATE OF INDIANA)
) SS:
COUNTY OF MARION)

Before me, a Notary Public, in and for said County and State, personally appeared Jeffrey K. Lockhart, the Vice President of Fifth Third Bank, Indiana (Central), an Indiana banking corporation, who respectively acknowledged for and on behalf of Fifth Third Bank, Indiana (Central) the execution of the foregoing Loan Agreement as his free and voluntary act and deed and the free and voluntary act and deed of Fifth Third Bank, Indiana (Central) and who, having been duly sworn, stated the representations therein are true for the uses and purposes therein mentioned this 26 day of July, 2002.

Cynthia A. Doninger
Notary Public

Cynthia A. Doninger
Printed

My Commission Expires: 3-5-08

My County of Residence: Marion

MORIMD:532291
Davis Homes:July 25, 2002

STATE OF ____________)
) SS:
COUNTY OF __________)

Before me, a Notary Public, in and for said County and State, personally appeared C. Richard Davis, the Vice President of Davis Holding Corporation, an Indiana corporation, the sole managing member of Davis Homes, LLC, an Indiana limited liability company who acknowledged for and on behalf of said limited liability company the execution of the foregoing Loan Agreement as his free and voluntary act and deed and the free and voluntary act and deed of said limited liability company, pursuant to the authority vested in him by resolution of the members of said limited liability company, and whom, having been duly sworn under penalties of perjury, stated the representations therein are true for the uses and purposes therein mentioned this 23 day of July, 2002.

Jean A. Hawkins
Notary Public

Jean A. Hawkins
Printed

My Commission Expires: 2-25-2010

My County of Residence: Henry

EXHIBIT "A"

Borrowing Base Report

Davis Homes, LLC
Borrowing Base Report as of ____________, 2002

Sub	Lot	Sales	% Complete	Eligible		Rate	Base		Type	Mortgage	Base	County	Community	Lot
Models Owned:														

MORIMD:532291
Davis Homes:July 25, 2002

EXHIBIT "A" (cont.)

Borrowing Base Report

Davis Homes, LLC Borrowing Base Report as of ____________, 2002														
Sub	Lot	Sales	% Complete	Eligible		Rate	Base		Type	Mortgage	Base	County	Community	Lot
Specs:														

EXHIBIT "A" (cont.)

Borrowing Base Report

Davis Homes, LLC
Borrowing Base Report as of ____________, 2002

Sub	Lot	Sales	% Complete	Eligible		Rate	Base		Type	Mortgage	Base	County	Community	Lot
Contracts:														

EXHIBIT "B"

Additions Report

Davis Homes, LLC
____________, 2002
Additions

County	Community	Lot	Legal Description

EXHIBIT "C"

Releases Report

Davis Homes, LLC __________, 2002 Releases			
County	Community	Lot	Legal Description

EXHIBIT "D"

Amendment to Mortgage

Cross References: Instrument No.______________

AMENDMENT TO MORTGAGE

This Amendment to Mortgage ("Amendment"), entered into as of the _____ day of ___________, 20__ by and between FIFTH THIRD BANK, INDIANA (CENTRAL), an Indiana banking corporation with an address of 251 North Illinois Street, Suite 1000, Indianapolis, Indiana 46204 ("Mortgagee"), and DAVIS HOMES, LLC, an Indiana limited liability company whose address is 3755 East 82nd Street, Suite 120, Indianapolis, Indiana 46240 ("Mortgagor").

W I T N E S S E T H:

WHEREAS, to secure certain financial accommodations previously extended or to be extended by Mortgagee to Mortgagor, Mortgagor executed and delivered to Mortgagee that certain Real Estate Mortgage dated ______________, 20__, which was recorded ________________, 20__ in the __________________ County, Indiana Recorder's Office as Instrument No. ___________________(such Real Estate Mortgage, as amended from time to time, referred to herein as "Mortgage"); and

WHEREAS, Mortgagor and Mortgagee wish to amend the Mortgage pursuant to the terms of this Amendment; and

WHEREAS, the Mortgage contained certain legal descriptions attached as Exhibit A and which were collectively referred to as Premises; and

WHEREAS, Mortgagor and Mortgagee have agreed that said Exhibit A and the definition of Premises as contained in the Mortgage should be amended, pursuant to the terms of this Amendment.

NOW THEREFORE, the parties agree that the legal descriptions originally attached to the Mortgage as Exhibit A will be supplemented with the legal descriptions on the Exhibit A attached to this Amendment.

This Amendment shall not change, modify, amend or revise the terms, conditions and provisions of the Mortgage, the terms and provisions of which are incorporated herein by reference, except as expressly provided herein and agreed upon by the parties hereto. Mortgagor and Mortgagee each hereby confirm and ratify, except as modified by this Amendment, all of the terms, conditions and covenants of the Mortgage.

Terms defined in the Mortgage which are used in this Amendment shall have the meaning as set forth in the Mortgage unless otherwise expressly specified herein or the context expressly provides otherwise.

Mortgagor hereby represents and warrants to Mortgagee that all representations and warranties of Mortgagor as set forth in the Mortgage and the Loan Documents (as defined in the Mortgage) are true and correct as of the date hereof and shall apply and extend to the real property described by the legal descriptions attached to this Amendment as Exhibit A..

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to Mortgage to be executed effective as of the date first above written.

MORTGAGOR:

DAVIS HOMES, LLC,
an Indiana limited liability company

By: Davis Holding Corporation,
an Indiana corporation,
its sole managing member

By: ______________________________
(Signature), Title

____
(Printed), Title

MORTGAGEE:

FIFTH THIRD BANK, INDIANA (CENTRAL)
an Indiana banking corporation

By: ______________________________
(Signature), Title

____
(Printed), Title

STATE OF ___________)
) SS:
COUNTY OF __________)

Before me, a Notary Public, in and for said County and State, personally appeared ________________________, the ________________________ of Davis Holding Corporation, an Indiana corporation, the sole managing member of Davis Homes, LLC, an Indiana limited liability company who acknowledged for and on behalf of said limited liability company the execution of the foregoing Amendment to Mortgage as his free and voluntary act and deed and the free and voluntary act and deed of said limited liability company, pursuant to the authority vested in him by resolution of the members of said limited liability company, and whom, having been duly sworn under penalties of perjury, stated the representations therein are true for the uses and purposes therein mentioned this _____ day of ____________, 20__.

____
Notary Public

____
Printed

My Commission Expires: _________________________

My County of Residence: _________________________

STATE OF INDIANA)
) SS:
COUNTY OF MARION)

Before me, a Notary Public, in and for said County and State, personally appeared ______________________, the ________________________ of Fifth Third Bank, Indiana (Central), an Indiana banking corporation, who respectively acknowledged for and on behalf of Fifth Third Bank, Indiana (Central) the execution of the foregoing Amendment to Mortgage as his free and voluntary act and deed and the free and voluntary act and deed of Fifth Third Bank, Indiana (Central) and who, having been duly sworn, stated the representations therein are true for the uses and purposes therein mentioned this _____ day of ___________, 20__.

____
Notary Public

____
Printed

My Commission Expires: My County of Residence:

_______________________ ___________________________________

This Instrument Prepared by: _____________________________
____
____
____
(___) ___-___

MORIMD:532291
Davis Homes:July 25, 2002

EXHIBIT "E"

FIFTH THIRD BANK, INDIANA (CENTRAL)

Residential Construction Revolving Line of Credit Note

City Office: _________ Division: _________ Branch: ______ [ ] Secured

Account No.: ______________________ Note No.: ____________________

Account Name: ___________________________________

Lender Approval Officer Initial: _______ Lender Closing Officer Initial: _______

$2,000,000.00 Indianapolis, Indiana Dated: July 2, 2002

Maturity Date: July 1, 2003

FOR VALUE RECEIVED, the undersigned (individually and collectively, the "Borrower"), jointly and severally, promises to pay to the order of **FIFTH THIRD BANK, INDIANA (CENTRAL)**, an Indiana banking corporation ("Lender," which term shall include any holder hereof), whose principal mailing and business address is 251 North Illinois Street, Suite 1000, Indianapolis, Indiana 46204, at such place as Lender may designate or, in the absence of such designation, at any of Lender's offices, the sum of Twelve Million and 00/100 Dollars ($12,000,000.00) or so much thereof as shall have been advanced by Lender at any time and not hereafter repaid (hereinafter referred to as "Principal Sum") together with interest as hereinafter provided and payable at the time(s) and in the manner(s) hereinafter provided. The proceeds of the loan evidenced hereby may be advanced, repaid and readvanced in partial amounts during the term of this Note and prior to maturity; provided, however, that no advance made hereunder shall be in an amount less than One Thousand and 00/100 Dollars ($1,000.00). Each such advance shall be made to the undersigned upon receipt by Lender of the undersigned's application therefor and disbursement instructions, which shall be in such form as Lender shall from time to time prescribe. Lender shall be entitled to rely on any verbal or communication by telephone requesting an advance and/or providing disbursement instructions hereunder which shall be received by it in good faith from anyone reasonably believed by Lender to be any of the undersigned's authorized agent. The undersigned agrees that all advances made by Lender will be evidenced by entries made by Lender into its electronic data processing system and/or internal memoranda maintained by Lender. The undersigned further agrees that the sum or sums shown on the most recent printout from Lender's electronic data processing system and/or on such memoranda shall be presumptive evidence of the amount of the Principal Sum and of the amount of any accrued interest.

LOAN AGREEMENT

This Note is executed and the advances contemplated hereunder are to be made pursuant to the Amended and Restated Loan Agreement dated as of July 2, 2002 by and between the undersigned and Lender, as amended, modified, renewed or extended, from time to time (hereinafter collectively called the "Loan Agreement") and all the covenants, representations, agreements, terms, and conditions contained therein, including but not limited to additional conditions of default, and provisions relating to notice to the undersigned of any default and an opportunity to cure, are incorporated herein as if fully rewritten. This Note is not given in payment of, but as a renewal, modification, and extension of all of the indebtedness evidenced by revolving notes under the Prior Loan Agreements (as defined in the Loan Agreement), which amount constitutes the initial principal balance hereof in the amount of Six Million Six Hundred Thirty Thousand Six Hundred Ninety-eight and 76/100 Dollars ($6,630,698.76), and is given in substitution for such revolving notes.

INTEREST AND PREPAYMENT

Interest will accrue on the unpaid balance of the Principal Sum until paid at a variable rate which shall be equal to the Prime Rate (as hereinafter defined).

Upon the occurrence of an Event of Default (as defined in the Loan Agreement), whether by acceleration or otherwise, interest will accrue on the unpaid balance of the Principal Sum and unpaid interest, if any, until paid at a variable rate of interest per annum, which shall change in the manner set forth below, equal to two percent (2%) over the Prime Rate.

All interest will be calculated on the basis of a 360 day year for the actual number of days the Principal Sum or any part thereof remains unpaid. There shall be no penalty for prepayment.

As used herein, "Prime Rate" will mean the floating rate established by Fifth Third Bank, Indiana (Central), Cincinnati, Ohio, from time to time. The Prime Rate is not necessarily such bank's most favored rate. Subject to any maximum or minimum interest rate limitation specified herein or by applicable law, any variable rate of interest on the obligation evidenced hereby shall change automatically without notice to the undersigned immediately with each change in the Prime Rate. Lender shall notify the undersigned of changes in the Prime Rate with each interest billing.

MANNER OF PAYMENT

Interest on the Principal Sum calculated under the Prime Rate shall be payable monthly in arrears on the first (1st) day of each calendar month for the month first ended and on the first (1st) day of each succeeding calendar month. Notwithstanding the foregoing, if the due date of any payment under this Note shall be a day that is not a Banking Day (as defined in the Loan Agreement), the due date will be extended to the next succeeding Banking Day; provided, however, that if such next succeeding Banking Day occurs in the following calendar month, then the due date will be the immediately preceding Banking Day. The entire Principal Sum shall be due and payable on July 1, 2003, or upon the occurrence of an Event of Default, upon demand, whichever will first occur, and accrued interest thereon shall be due and payable in accordance with the provisions hereof and the Loan Agreement and thereafter at maturity, whether by demand, acceleration or otherwise together with any and all other sums due hereunder. All sums due hereunder shall be paid in lawful money of the United States of America and in immediately available funds, and shall be applied by Lender: (a) first to the payment of any sums other than principal or interest, (b) then to the payment of interest, and (c) then to the payment of principal. All sums due hereunder shall be without relief from valuation and appraisement laws.

LATE CHARGE

Any payment of interest (but not principal) not made within 10 days of the date such payment or installment is due shall be subject to a late charge equal to five percent (5%) of the amount of the installment or payment. Except for any cure or grace periods provided to Borrower in the Loan Agreement, this provision shall not be construed so as to create any additional grace period for payment.

SECURITY

This Note is secured by, *inter alia,* certain real estate mortgages and security interests granted to Lender by the undersigned in and evidenced by certain Mortgages referenced and defined in the Loan Agreement as amended from time to time. The undersigned has also executed and delivered to Lender an Environmental Indemnity Agreement (as defined in the Loan Agreement). Further, the Note is secured by a Continuing Guaranty Unlimited from Davis Holding Corporation, an Indiana corporation and Davis Investments, L.P., an Indiana limited partnership.

SETOFF

If any obligation evidenced by this Note is not paid when due, Lender may, at its option, demand, setoff, sue for, collect or make any compromise or settlement it deems desirable with reference to any collateral securing this Note, and shall have the rights of a secured party under the law of the State of Indiana, and Borrower shall be liable for any deficiency. This Note is also secured by any funds of Borrower on deposit with Lender and, upon an Event of Default (as defined in the Loan Agreement), Lender may setoff any liabilities owed Borrower, without regard to mutuality of maturities, against this Note. The failure to reference in this Note any security for this Note shall not be construed to invalidate any security interest, pledge, mortgage or other lien which pursuant to the terms of any agreement or instrument creating such lien secures this Note or any or all obligations of Borrower to Lender generally.

DEFAULT

This Note is secured by collateral as more fully set forth in, is subject to the terms, and entitled to the benefits, of the Loan Agreement and the Loan Documents (as defined in the Loan Agreement), to which reference should be made for rights and remedies available to Lender upon the occurrence of an Event of Default and for other provisions which control this Note. Upon the existence of an Event of Default, Lender may, at its option, without further notice or demand, accelerate the maturity of the obligations evidenced hereby, which obligations shall become immediately due and payable. In the event Lender shall institute any action for the enforcement or collection of the obligations evidence hereby, the undersigned agree to pay all costs and expenses of such action, including reasonable attorneys' fees, to the extent permitted by law.

GENERAL PROVISIONS

All of the parties hereto, including the undersigned, and any endorser, surety, accommodation party, or guarantor, hereby jointly and severally, waive presentment, notice of dishonor, protest, notice of protest, and diligence in bringing suit against any party hereto, waive the defenses of impairment of collateral for the obligation evidenced hereby, impairment of a person against whom Lender has any right of recourse, and any defenses of any accommodation maker and consent that without discharging any of them the time of payment and any other provision of this promissory note may be extended or modified an unlimited number of times before or after maturity without notice to any of them. The undersigned agrees that it will pay the obligations evidenced hereby, irrespective of any action or lack of action on Lender's part in connection with the acquisition, perfection, possession, enforcement, disposition, or modification of all the obligations evidenced hereby or any and all collateral or security therefor, and no omission or delay on Lender's part in exercising any right against, or taking any action to collect from or pursue Lender's remedies against any party hereto will release, discharge, or modify the duties of the undersigned to make payments hereunder. The undersigned agrees that Lender will not be required to pursue or exhaust any of its rights or remedies against the undersigned or any guarantors of the obligations evidenced hereby with respect to the payment of any said obligations, or to pursue, exhaust or preserve any of Lender's rights or remedies with respect to any collateral, security or other guaranties given to secure said obligations.

The obligations evidenced hereby may from time to time be evidenced by another note or notes, given in substitution, renewal or extension hereof. Any security interest or mortgage which secures the obligations evidenced hereby shall remain in full force and effect notwithstanding any such substitution, renewal, or extension.

The captions used herein are for references only and shall not be deemed a part of this Note. If any of the terms or provisions of this Note shall be deemed unenforceable, the enforceability of the remaining terms and provisions shall not be affected. This Note shall be governed by and construed in accordance with the law of the State of Indiana.

Borrower agrees that, to the extent that Borrower makes a payment or payments to Lender, or Lender receives any proceeds of any collateral securing this Note, which payment or payments or proceeds or any part thereof are subsequently invalidated, declared to be fraudulent or preferential, set aside and/or required to be repaid to Borrower, its estate, trustee, receiver or any other party, including, without limitation, any guarantor, under any bankruptcy law, state or federal law, common law or equitable cause, then to the extent of such payment or repayment, the obligations under this Note or the part thereof which has been paid, reduced or satisfied by such amount shall be reinstated and continued in full force and effect as of the date such initial payment, reduction or satisfaction occurred.

All advances made by Lender may be evidenced by entries made by or on behalf of Lender to the electronic data processing system and/or internal memoranda maintained by or on behalf of Lender. Borrower further agrees that the sum or sums shown on the most recent printout from said electronic data processing system and/or such memoranda shall in the absence of manifest error, be presumptive evidence of the outstanding balance of the Principal Sum and of the amount of any accrued interest. Each request for an advance shall constitute a warranty and representation by Borrower that no Event of Default hereunder or under any related Loan Documents has occurred and is continuing and that no event or circumstance which would constitute such an Event of Default, but for the requirement that notice be given or time elapse or both, has occurred and is continuing.

No failure on the part of Lender to exercise and no delay in exercising any right, power or remedy under this Note or any other Loan Document or agreement with Lender shall operate as a waiver thereof; nor shall any single or partial exercise of any right under this Note or any other Loan Document or agreement with Lender preclude any other or further exercise thereof or the exercise of any other right. The remedies provided in this Note and any other Loan Document or agreement with Lender are cumulative and not exclusive of any remedies provided by law.

WAIVER OF JURY TRIAL. LENDER AND BORROWER, AFTER CONSULTING OR HAVING THE OPPORTUNITY TO CONSULT WITH COUNSEL, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT ANY OF THEM MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION BASED UPON OR ARISING OUT OF THIS NOTE OR ANY RELATED INSTRUMENT OR NOTE OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS NOTE, OR ANY CONDUCT, DEALING, STATEMENTS (WHETHER ORAL OR WRITTEN), OR ACTIONS OF ANY OF THEM. NEITHER LENDER NOR BORROWER SHALL SEEK TO CONSOLIDATE BY COUNTERCLAIM (EXCEPT COMPULSORY COUNTERCLAIMS) OR OTHERWISE ANY ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. BORROWER AGREES, UPON REQUEST OF LENDER, TO SUBMIT TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT SITUATED IN MARION COUNTY, INDIANA. BORROWER WAIVES ANY DEFENSE BASED UPON FORUM NON CONVENIENS. LENDER AND BORROWER AGREE THESE PROVISIONS SHALL NOT BE DEEMED TO HAVE BEEN MODIFIED IN ANY RESPECT OR RELINQUISHED BY LENDER AND BORROWER EXCEPT BY WRITTEN INSTRUMENT EXECUTED JOINTLY BY THEM.

IN WITNESS WHEREOF, the undersigned has executed this Residential Construction Revolving Line of Credit Note, effective as of the above date.

DAVIS HOMES, LLC,
an Indiana limited liability company

By: DAVIS HOLDING CORPORATION,
an Indiana corporation,
its sole managing member

By: ______________________________
C. Richard Davis, Vice President

EXHIBIT "F"

Permitted Liens and Encumbrances

Matters that do not adversely affect the marketability of title to the real estate for its intended uses.

EXHIBIT "G"

Mortgage

MORTGAGE

by

Davis Homes, LLC,
an Indiana limited liability company

to and for the benefit of

Fifth Third Bank, Indiana (Central),
an Indiana banking corporation

Prepared by and after recording,
please return to:

Michael D. Moriarty, Esq.
LOCKE REYNOLDS LLP
201 North Illinois Street, Suite 1000
P.O. Box 44961
Indianapolis, Indiana 46244-0961
(317) 237-3860

Table of Contents

MORTGAGE

THIS MORTGAGE is made as of the ____ day of __________, 2002, by DAVIS HOMES, LLC, an Indiana limited liability company ("Mortgagor"), to and for the benefit of FIFTH THIRD BANK, INDIANA (CENTRAL), an Indiana banking corporation ("Mortgagee"):

RECITALS:

A. Pursuant to the terms, conditions and covenants of a certain Amended and Restated Loan Agreement ("Loan Agreement") by and between Mortgagor and Mortgagee of even date herewith, Mortgagee has agreed to loan to Mortgagor the principal amount of Twelve Million and 00/100 Dollars ($12,000,000.00) in the form of a residential construction revolving line of credit loan ("Residential Construction Revolving Line of Credit Loan") with advances thereunder to also be used in connection with standby letters of credit ("Standby Letters of Credit") in an amount not to exceed the sum of One Million and 00/100 Dollars ($1,000,000.00). The Residential Construction Revolving Line of Credit Loan and the Standby Letters of Credit shall be evidenced by a certain residential construction revolving line of credit note ("Residential Construction Revolving Line of Credit Note") of even date herewith made by Mortgagor payable to Mortgagee in the principal amount of Twelve Million and 00/100 Dollars ($12,000,000.00) and the Residential Construction Revolving Line of Credit Loan shall be due July 1, 2003, unless renewed and extended ("Maturity Date").

B. Additionally, pursuant to the terms, conditions and covenants of a second certain Amended and Restated Loan Agreement ("Wholesale Loan Agreement") by and between Mortgagor and Mortgagee dated July 2, 2002, Mortgagee has agreed to loan to Mortgagor the principal amount of One Million One Hundred Thousand and 00/100 Dollars ($1,100,000.00) in the form of a wholesale revolving line of credit loan ("Wholesale Revolving Line of Credit Loan") and which is evidenced by a wholesale revolving line of credit note ("Wholesale Revolving Line of Credit Note") and also a loan in the principal amount of Five Hundred Thousand and 00/100 Dollars ($500,000.00) in the form of an equipment revolving line of credit loan ("Equipment Revolving Line of Credit Loan") and which is evidenced by an equipment revolving line of credit note ("Equipment Revolving Line of Credit Note"). (The Residential Construction Revolving Line of Credit Loan, the Standby Letters of Credit, the Wholesale Revolving Line of Credit Loan and the Equipment Revolving Line of Credit Loan, collectively, the "Loans," and the Residential Construction Revolving Line of Credit Note, the Wholesale Revolving Line of Credit Note and the Equipment Note, collectively, the "Notes," and the Loan Agreement and the Wholesale Loan Agreement, collectively, the "Loan Agreements.")

C. A condition precedent to Mortgagee's extension of the Loans to Mortgagor is the execution and delivery by Mortgagor of this Mortgage.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Mortgagor agrees as follows:

Mortgagor hereby mortgages and warrants to Mortgagee, its successors and assigns forever, and grants to Mortgagee a security interest in, the real estate legally described on EXHIBIT "A" attached hereto ("Real Estate"), together with the other property described in the following paragraph (the Real Estate and property being hereinafter referred to as "Premises") to secure: (i) the payment of the Loans and all interest, late charges and other indebtedness evidenced by or owing under the Notes, the Loan Agreements, this Mortgage or any of the other Loan Documents (as defined in the Notes and the Loan Agreements) and by any extensions, modifications, renewals or refinancings thereof; (ii) the performance and observance of the covenants, conditions, agreements, representations, warranties and other liabilities and obligations of Mortgagor or any other obligor to or benefiting Mortgagee which are evidenced or secured by or otherwise provided in the Notes, the Loan Agreements, this Mortgage or any of the other Loan Documents; and (iii) the reimbursement of Mortgagee for any and all sums expended or advanced by Mortgagee pursuant to any term or provision of or constituting additional indebtedness under or secured by this Mortgage, the Loan Agreements, the Notes or any of the other Loan Documents, with interest thereon as provided herein or therein.

In addition to the Real Estate, the Premises hereby mortgaged includes all buildings, structures and improvements now or hereafter constructed or erected upon or located on the Real Estate, all tenements, easements, rights-of-way and rights used as a means of access thereto, all fixtures and appurtenances thereto now or hereafter belonging or pertaining to the Real Estate, and all sales contracts for the residential lots comprising the Premises whether improved or unimproved and the proceeds thereof and any deposits made in connection therewith, all rents, issues, royalties, income, revenue, proceeds, profits, security deposits and all accounts relating to the Premises and all other benefits thereof, and any after acquired title, and the reversions or remainders thereof, all right, title and interest of Mortgagor in and to any licenses, permits, regulatory approvals, government authorizations, franchise agreements and equipment or chattel leases, service contracts or agreements, tradenames, general intangibles, any and all other intangibles and all proceeds therefrom, arising from, issued in connection with or in any way related to the use, occupancy, operation, maintenance or security of the Premises, together with all replacements, additions, substitutions and renewals thereof, which may be assigned pursuant to agreement or law, for so long and during all such times as Mortgagor may be entitled thereto (which are pledged primarily and on a parity with said Real Estate and not secondarily), all awards, compensation or settlement proceeds made by any governmental or other lawful authorities for the threatened or actual taking or damaging by eminent domain of the whole or any part of the Premises, including any awards for a temporary taking, change of grade of streets or taking of access, together with all insurance proceeds resulting from a casualty to any portion of the Premises, all rights and interests of Mortgagor against others, including adjoining property owners, arising out of damage to the property including damage due to environmental injury or release of hazardous substances, and all right, title and interest of Mortgagor in and to machinery, apparatus, equipment, appliances, floor covering, furniture, furnishings, supplies, materials, fittings, fixtures and other personal property of every kind and nature whatsoever, and all sale proceeds, refinancing proceeds or other proceeds, including deposits and down payments derived from or relating to the property described above, now or hereafter located thereon or therein and which is owned by Mortgagor. All of the land, estate and property hereinabove described, real, personal and mixed, whether or not affixed or annexed, and all rights hereby conveyed and mortgaged are intended so to be as a unit and are hereby understood, agreed and declared, to the maximum extent permitted by law, to form a part and parcel of the Real Estate and to be appropriated to the use of the Real Estate, and shall be for the purposes of this Mortgage deemed to be conveyed and mortgaged hereby; provided, however, as to any of the property aforesaid which does not so form a part and parcel of the Real Estate, this Mortgage is hereby deemed also to be a Security Agreement under the Uniform Commercial Code of the State of Indiana ("Code") for purposes of granting a security interest in such property, which Mortgagor hereby grants to Mortgagee, as secured party (as defined in the Code).

TO HAVE AND TO HOLD the Premises unto Mortgagee, its successors and assigns, forever, for the purposes and uses herein set forth, together with all right to retain possession of the Premises after any Event of Default (as defined hereafter).

IT IS FURTHER UNDERSTOOD AND AGREED THAT:

1. **Title.** Mortgagor represents, warrants and covenants that (a) Mortgagor is the holder of the fee simple title to the Premises, free and clear of all liens and encumbrances, except those liens and encumbrances described on EXHIBIT "B" attached hereto ("Permitted Exceptions"); and (b) Mortgagor has legal power and authority to mortgage and convey the Premises.

2. **Maintenance, Repair and Restoration of Improvements, Payment of Prior Liens, etc.** Mortgagor shall: (a) promptly repair, restore or rebuild any buildings or improvements now or hereafter on the Premises which may become damaged or be destroyed to a condition substantially similar to the condition immediately prior to such damage or destruction, whether or not proceeds of insurance or condemnation award are available or sufficient for such purpose; (b) keep the Premises in good condition and repair, without waste, and free from mechanics' liens or other liens or claims for lien, except that Mortgagor shall have the right to contest by appropriate proceedings the validity or amount of any such lien if and only if Mortgagor shall, within ten (10) days after the filing thereof, and to the extent that the portion of the Premises which is the subject of such lien remains in the Borrowing Base (as defined in the Loan Agreement), (i) place a bond with Mortgagee in an amount, form, content and issued by a surety reasonably acceptable to Mortgagee for the payment of any such lien or (ii) cause the title company which has issued the loan policy of title insurance to Mortgagee insuring the lien of this Mortgage to issue an endorsement thereto insuring against loss or damage on account of any such lien; (c) pay when due the indebtedness secured hereby in accordance with the terms of the Notes and the other Loan Documents and duly perform and observe all of the terms, covenants and conditions to be observed and performed by Mortgagor under the Notes, this Mortgage and the other Loan Documents; (d) subject to paragraph 2(b), immediately pay when due any indebtedness which may be secured by a lien or charge on the Premises superior or inferior to or at parity with the lien hereof (no such superior, inferior or parity lien to be permitted hereunder), and upon request exhibit satisfactory evidence of the discharge of any such lien to Mortgagee; (e) complete within a reasonable time any buildings or any other improvements now or at any time in process of construction upon the Premises; (f) comply with all requirements of law, municipal ordinances and restrictions and covenants of record with respect to the Premises and the use thereof, including without limitation, those relating to building, zoning, environmental protection, health, fire and safety; and (g) obtain and maintain in full force and effect, and abide by and satisfy the material terms and conditions of, all material permits, licenses, registrations and other authorizations with or granted by any governmental authorities that may be required from time to time with respect to the performance of its obligations under this Mortgage.

3. **Payment of Taxes and Assessments.** Mortgagor shall pay all general taxes, special taxes, special assessments, water charges, sewer service charges, and all other liens or charges levied or assessed against the Premises, or any interest therein, of any nature whatsoever when due and before any penalty or interest is assessed, and, at the request of Mortgagee, shall furnish to Mortgagee duplicate receipts of payment therefor. If any special assessment is permitted by applicable law to be paid in installments, Mortgagor shall have the right to pay such assessment in installments, so long as all such installments are paid prior to the due date thereof. Notwithstanding anything contained herein to the contrary, Mortgagor shall have the right to protest any taxes assessed against the Premises, so long as such protest is conducted in good faith by appropriate legal proceedings diligently prosecuted and Mortgagor shall furnish to the title insurer such security or indemnity as said insurer requires to induce it to issue an endorsement, in form and substance acceptable to Mortgagee, insuring over any exception created by such protest.

4. **Tax Deposits.** Mortgagor covenants to deposit with Mortgagee on the first day of each month after an Event of Default has occurred until the indebtedness secured by this Mortgage is fully paid, a sum equal to one-twelfth (1/12th) of the annual taxes and assessments (general and special) on the Premises, as reasonably determined by Mortgagee. If requested by Mortgagee after an Event of Default has occurred, Mortgagor shall also deposit with Mortgagee an amount of money which, together with the aggregate of the monthly deposits to be made pursuant to the preceding sentence as of one (1) month prior to the date on which the next installment of annual taxes and assessments for the current calendar year become due, shall be sufficient to pay in full such installment of annual taxes and assessments, as reasonably estimated by Mortgagee. Such deposits are to be held without any allowance of interest and are to be used for the payment of taxes and assessments on the Premises next due and payable when they become due. Mortgagee may, at its option, pay such taxes and assessments when the same become due and payable (upon submission of appropriate bills therefor from Mortgagor) or shall release sufficient funds to Mortgagor for the payment thereof. If the funds so deposited are insufficient to pay any such taxes or assessments for any year (or installments thereof, as applicable) when the same shall become due and payable, Mortgagor shall, within ten (10) days after receipt of demand therefor, deposit additional funds as may be necessary to pay such taxes and assessments in full. If the funds so deposited exceed the amount required to pay such taxes and assessments for any year, the excess shall be applied toward subsequent deposits. Said deposits need not be kept separate and apart from any other funds of Mortgagee.

5. **Mortgagee's Interest In and Use of Deposits.** Upon the occurrence of an Event of Default, Mortgagee may, at its option, apply any monies at the time on deposit pursuant to Paragraph 4 hereof to cure an Event of Default or to pay any of the indebtedness secured hereby in such order and manner as Mortgagee may elect. If such deposits are used to cure an Event of Default or pay any of the indebtedness secured hereby, Mortgagor shall immediately, upon demand by Mortgagee, deposit with Mortgagee an amount equal to the amount expended by Mortgagor from the deposits. When the indebtedness secured hereby has been fully paid, any remaining deposits shall be returned to Mortgagor. Such deposits are hereby pledged as additional security for the indebtedness hereunder and shall not be subject to the direction or

control of Mortgagor. Mortgagee shall not be liable for any failure to apply to the payment of taxes, assessments and insurance premiums any amount so deposited unless Mortgagor, prior to the occurrence of an Event of Default, shall have requested Mortgagee in writing to make application of such funds to the payment of such amounts, accompanied by the bills for such taxes, assessments and insurance premiums. Mortgagee shall not be liable for any act or omission taken in good faith or pursuant to the instruction of any party.

6. **Insurance.**

(a) Mortgagor shall at all times keep all buildings, improvements, fixtures and articles of personal property owned by Mortgagor and now or hereafter situated on the Premises insured against loss or damage by fire and such other hazards as may reasonably be required by Mortgagee, including without limitation: (i) all-risk fire and extended coverage insurance, with vandalism and malicious mischief endorsements, for the full replacement value of the Premises, with agreed upon amount and inflation protection endorsements; (ii) if any improvements to be constructed by Mortgagor on the Premises are located in a flood hazard area, flood insurance in the amount not less than the amount to be advanced by Mortgagee under the Residential Construction Revolving Line of Credit Loan for the Home (as defined in the Loan Agreement) to be constructed by Mortgagor on the Premises; and (iii) such other insurance as Mortgagee may from time to time reasonably require. Mortgagor also shall at all times maintain comprehensive public liability, property damage and workmen's compensation insurance covering the Premises and any employees thereof, with such limits for personal injury, death and property damage as Mortgagee may require. Mortgagor shall be the named insured under such policies and Mortgagee shall be identified as an additional insured party. All policies of insurance to be furnished hereunder shall be in forms, with companies, in amounts and with deductibles reasonably satisfactory to Mortgagee, with mortgagee clauses attached to all policies in favor of and in form satisfactory to Mortgagee, including a provision requiring that the coverage evidenced thereby shall not be terminated or modified without thirty (30) days prior written notice to Mortgagee and shall contain endorsements that no act or negligence of the insured or any occupant and no occupancy or use of the Premises for purposes more hazardous than permitted by the terms of the policies will affect the validity or enforceability of such policies as against Mortgagee. Mortgagor shall deliver all policies, including additional and renewal policies, to Mortgagee, and, in the case of insurance about to expire, shall deliver renewal policies not less than thirty (30) days prior to their respective dates of expiration. If Mortgagor fails to provide Mortgagee evidence of the insurance coverages reasonably required hereunder, Mortgagee may, after the expiration of five (5) days' written notice to Mortgagor, purchase insurance at Mortgagor's expense to cover Mortgagee's interest in the Premises. If Mortgagee purchases insurance for the Premises, Mortgagor will be responsible for the costs of such insurance, including, without limitation, interest and any other charges which Mortgagee may impose in connection with the placement of the insurance, until the effective date of the cancellation or expiration of the insurance. The costs of the insurance may be added to the indebtedness secured hereby. The cost of the insurance may be more than the cost of insurance Mortgagor may be able to obtain on its own.

(b) Mortgagor shall not take out separate insurance concurrent in form or contributing in the event of loss with that required to be maintained hereunder unless Mortgagee is included thereon as the loss payee or an additional insured as applicable, under a standard mortgage clause acceptable to Mortgagee and such separate insurance is otherwise acceptable to Mortgagee.

(c) In the event of loss, Mortgagor shall either (x) delete the Home or the Developed Lot (both as defined in the Loan Agreement) that is the subject of the loss and comprising a portion of the Premises from the Borrowing Base or (y) give immediate notice thereof to Mortgagee, who shall have the sole and absolute right to make proof of loss, and each insurance company concerned is hereby authorized and directed to make payment for such loss directly to Mortgagee (rather than to Mortgagor and Mortgagee jointly). In the event the Home or the Developed Lot that is the subject of the loss is not deleted from the Borrowing Base, Mortgagee shall have the right, at its option and in its sole discretion, to apply any insurance proceeds so received after the payment of all of Mortgagee's expenses, either (i) on account of the unpaid principal balance of the Notes, irrespective of whether such principal balance is then due and payable, whereupon Mortgagee may declare the whole of the balance of indebtedness hereby secured to be due and payable, or (ii) to the restoration or repair of the property damaged as provided in Paragraph 22 hereof. If insurance proceeds are delivered to Mortgagor by Mortgagee as herein provided, Mortgagor shall repair, restore or rebuild the damaged or destroyed portion of the Premises so that the condition and value of the Premises are substantially the same as the condition and value of the Premises prior to being damaged or destroyed. In the event Mortgagee permits the application of such insurance proceeds to the cost of restoration and repair of the Premises, any surplus which may remain out of said insurance proceeds after payment of such costs shall be applied on account of the unpaid principal balance of the Notes, irrespective of whether such principal balance is then due and payable. In the event of foreclosure of this Mortgage, all right, title and interest of Mortgagor in and to any insurance policies then in force shall pass to the purchaser at the foreclosure sale.

7. Condemnation. If all or any part of the Premises are damaged, taken or acquired, either temporarily or permanently, in any condemnation proceeding, or by exercise of the right of eminent domain, and that portion of the Premises is not deleted from the Borrowing Base, the amount of any award or other payment for such taking or damages made in consideration thereof, to the extent of the full amount of the remaining unpaid indebtedness secured by this Mortgage, is hereby assigned to Mortgagee, who is empowered to collect and receive the same and to give proper receipts therefor in the name of Mortgagor and the same shall be paid forthwith to Mortgagee. To the extent that the portion of the Premises which is the subject of any of the foregoing proceedings is not deleted from the Borrowing Base, such award or monies shall be applied on account of the unpaid principal balance of the Notes, irrespective of whether such principal balance is then due and payable and, at any time from and after the taking Mortgagee may declare the whole of the balance of the indebtedness hereby secured to be due and payable.

8. Stamp Tax. If, by the laws of the United States of America, or of any state or political subdivision having jurisdiction over Mortgagor, any tax is due or becomes due in respect of the execution and delivery of this Mortgage, the Notes or any of the other Loan Documents, Mortgagor covenants and agrees to pay such tax in the manner required by any such law. Mortgagor further covenants to reimburse Mortgagee for any sums which Mortgagee may expend by reason of the imposition of any such tax. Notwithstanding the foregoing, Mortgagor shall not be required to pay any income or franchise taxes of Mortgagee.

9. **Lease Assignment and Sales Contracts Assignments.** Mortgagor acknowledges that, concurrently herewith, Mortgagor is delivering to Mortgagee, as additional security for the repayment of the Loans, an Assignment of Leases and Rents (the "Assignment") pursuant to which Mortgagor has assigned to Mortgagee interests in any leases of the Premises and the rents and income from the Premises, and the proceeds from the sales of the residential lots (and any security deposits made in connection therewith) forming the Premises. All of the provisions of the Assignment are hereby incorporated herein as if fully set forth at length in the text of this Mortgage. Mortgagor agrees to abide by all of the provisions of the Assignment.

10. **Effect of Extensions of Time.** If the payment of the indebtedness secured hereby or any part thereof is extended or varied or if any part of any security for the payment of the indebtedness is released, if the rate of interest charged under the Notes is changed or if the time for payment thereof is extended or varied, all persons now or at any time hereafter liable therefor, or interested in the Premises or having an interest in Mortgagor, shall be held to assent to such extension, variation, release or change, and their liability and the lien and all of the provisions hereof shall continue in full force, any right of recourse against all such persons being expressly reserved by Mortgagee, notwithstanding such extension, variation, release or change.

11. **Effect of Changes in Laws Regarding Taxation.** If any law is enacted after the date hereof requiring (i) the deduction of any lien on the Premises from the value thereof for the purpose of taxation or (ii) the imposition upon Mortgagee of the payment of the whole or any part of the taxes or assessments, charges or liens herein required to be paid by Mortgagor, or (iii) a change in the method of taxation of mortgages or debts secured by mortgages or Mortgagee's interest in the Premises, or the manner of collection of taxes, so as to materially and adversely affect this Mortgage or the indebtedness secured hereby or the holders thereof, then Mortgagor, upon demand by Mortgagee, shall pay such taxes or assessments, or reimburse Mortgagee therefor; provided, however, that Mortgagor shall not be deemed to be required to pay any income or franchise taxes of Mortgagee. Notwithstanding the foregoing, if in the reasonable opinion of counsel for Mortgagee it shall be unlawful to require Mortgagor to make such payment or the making of such payment might result in the imposition of interest beyond the maximum amount permitted by law, then Mortgagee may declare all of the indebtedness secured hereby to be immediately due and payable.

12. **Mortgagee's Performance of Defaulted Acts and Expenses Incurred by Mortgagee.** If an Event of Default has occurred, Mortgagee may, but need not, make any payment or perform any act herein required of Mortgagor in any form and manner deemed expedient by Mortgagee, and may, but need not, make full or partial payments of principal or interest on prior encumbrances, if any, and purchase, discharge, compromise or settle any tax lien or other prior lien or title or claim thereof, or redeem from any tax sale or forfeiture affecting the Premises or consent to any tax or assessment or cure any default of Mortgagor in any lease of the Premises. All monies paid for any of the purposes herein authorized and all expenses paid or incurred in connection therewith, including attorneys' fees, the costs of any environmental audit

provided for in the Loan Documents, and any other monies advanced by Mortgagee in regard to any tax referred to in Paragraph 8 above or to protect the Premises or the lien hereof, shall be so much additional indebtedness secured hereby, and shall become immediately due and payable by Mortgagor to Mortgagee, upon demand, and with interest thereon accruing from the date of such demand until paid at the Default Rate (as defined in the Notes) then in effect. In addition to the foregoing, any costs, expenses and fees, including reasonable attorneys' fees, incurred by Mortgagee in connection with (a) sustaining the lien of this Mortgage or its priority, (b) protecting or enforcing any of Mortgagee's rights hereunder, (c) recovering any indebtedness secured hereby, (d) any litigation or proceedings caused by Mortgagor or arising out of a default or an Event of Default by Mortgagor under the Notes, this Mortgage, any of the Loan Documents or the Premises, or (e) preparing for the commencement, defense or participation in any threatened litigation or proceedings caused by Mortgagor or arising out of a default or an Event of Default by Mortgagor under the Notes, this Mortgage, any of the other Loan Documents or the Premises, shall be so much additional indebtedness secured hereby, and shall become immediately due and payable by Mortgagor to Mortgagee, upon demand, and with interest thereon accruing from the date of such demand until paid at the Default Rate. The interest accruing under this Paragraph 12 shall be immediately due and payable by Mortgagor to Mortgagee, and shall be additional indebtedness evidenced by the Notes and secured by this Mortgage. Mortgagee's failure to act shall never be considered as a waiver of any right accruing to Mortgagee on account of any Event of Default. Should any amount paid out or advanced by Mortgagee hereunder, or pursuant to any agreement executed by Mortgagor in connection with the Loans, be used directly or indirectly to pay off, discharge or satisfy, in whole or in part, any lien or encumbrance upon the Premises or any part thereof, then Mortgagee shall be subrogated to any and all rights, equal or superior titles, liens and equities, owned or claimed by any owner or holder of said outstanding liens, charges and indebtedness, regardless of whether said liens, charges and indebtedness are acquired by assignment or have been released of record by the holder thereof upon payment. Notwithstanding anything contained herein to the contrary, in the exercise of any of Mortgagee's rights under the Loan Agreements, Mortgagee shall act only in a commercially reasonable manner.

13. **Mortgagee's Reliance on Tax Bills and Claims for Liens.** Mortgagee, in making any payment hereby authorized: (a) relating to taxes and assessments, may do so according to any bill, statement or estimate procured from the appropriate public office without inquiry into the accuracy of such bill, statement or estimate or into the validity of any tax, assessment, sale, forfeiture, tax lien or title or claim thereof; or (b) for the purchase, discharge, compromise or settlement of any other prior lien, may do so without inquiry as to the validity or amount of any claim for lien which may be asserted.

14. **Event of Default; Acceleration.** Each of the following shall constitute an "Event of Default" for purposes of this Mortgage:

(a) Mortgagor or any Guarantors (as defined in the Residential Construction Loan Agreement) fails to pay on the date when due (i) any installment of principal or interest payable pursuant to the Notes, and the continuance of such failure for a period of ten (10) Business Days (as defined in the Loan Agreements) or (ii) any other amount payable pursuant to the Notes, the Loan Agreements, this Mortgage or any of the other

Loan Documents and the continuance of such failure for a period of ten (10) Business Days after written notice thereof from Mortgagee;

(b) Mortgagor or any Guarantors fail to promptly perform or cause to be performed any other obligation or observe any other condition, covenant, term, agreement or provision required to be performed or observed by Mortgagor or any Guarantors or there exists a breach or default by Mortgagor under the Notes, the Loan Agreements, this Mortgage, or by Mortgagor or any Guarantors under the Indemnity Agreement (as defined in the Notes) or any of the other Loan Documents; provided, however, that if such failure by its nature can be cured, then so long as the continued operation and safety of the Premises, and the priority, validity and enforceability of the lien created by the Mortgage or any of the other Loan Documents and the value of the Premises are not imminently and materially impaired, threatened or jeopardized, then Mortgagor shall have a period ("Cure Period") of thirty (30) days after written notice from Mortgagee of such failure to cure or cause the cure of the same and an Event of Default shall not be deemed to exist during the Cure Period, provided further that if Mortgagor commences to cure such failure during the Cure Period and is diligently and in good faith attempting to effect such cure, the Cure Period shall be extended for thirty (30) additional days, but in no event shall the Cure Period be longer than sixty (60) days in the aggregate;

(c) the existence of any inaccuracy or untruth in any material respect in any representation or warranty contained in the Notes, the Loan Agreements, this Mortgage or any of the other Loan Documents or of any statement or certification as to facts delivered to Mortgagee by Mortgagor or any Guarantors;

(d) Mortgagor or any Guarantors file a voluntary petition in bankruptcy or is adjudicated a bankrupt or insolvent or files any petition or answer seeking any reorganization, arrangement, composition, readjustment, liquidation, dissolution or similar relief under the present or any future federal, state, or other statute or law, or seeks or consents to or acquiesces in the appointment of any trustee, receiver or similar officer of Mortgagor or any Guarantors or of all or any substantial part of the property of Mortgagor or any Guarantors or any of the Premises or all or a substantial part of the assets of Mortgagor or any Guarantors of the Notes are attached, seized, subjected to a writ or distress warrant or are levied upon unless the same is released or located within thirty (30) days;

(e) the commencement of any involuntary petition in bankruptcy against Mortgagor or any Guarantors or the institution against Mortgagor or any Guarantors of any reorganization, arrangement, composition, readjustment, dissolution, liquidation or similar proceedings under any present or future federal, state or other statute or law, or the appointment of a receiver, trustee or similar officer for all or any substantial part of the property of Mortgagor or any Guarantors which shall remain undismissed or undischarged for a period of sixty (60) days;

(f) any sale, transfer, lease, assignment, conveyance, financing, lien or encumbrance made or the occurrence of any other event in violation of Paragraph 27 of this Mortgage;

(g) any of the Guarantors shall be deceased, adjudged incompetent, dissolved, liquidated or go out of existence, unless in the event thereof, Mortgagee shall receive notice thereof within thirty (30) days and Mortgagor shall within ninety (90) days of the occurrence of such event or prior to any distribution of assets to any designee, heir or other beneficiary, whichever is sooner, provide a replacement thereof acceptable to Mortgagee;

(h) any "default," "Default," "event of default" or "Event of Default" (as such terms are defined in any of the Notes, the Loan Agreements or the Loan Documents) occurs and is continuing beyond any applicable cure period; or

(i) if an Event of Default occurs, Mortgagee may, at its option, declare the whole of the indebtedness hereby secured to be immediately due and payable without further notice to Mortgagor, with interest thereon from the date of such Event of Default at the Default Rate.

15. Foreclosure; Expense of Litigation.

(a) When all or any part of the indebtedness hereby secured shall become due, whether by acceleration or otherwise, Mortgagee shall have the right to foreclose the lien hereof for such indebtedness or part thereof and/or exercise any right, power or remedy provided in this Mortgage or any of the other Loan Documents. It is further agreed that if default be made in the payment of any part of the secured indebtedness, as an alternative to the right of foreclosure for the full secured indebtedness after acceleration thereof, Mortgagee shall have the right to institute partial foreclosure proceedings with respect to the portion of said indebtedness so in default, as if under a full foreclosure, and without declaring the entire secured indebtedness due (such proceeding being hereinafter referred to as a "partial foreclosure"), and provided that if foreclosure sale is made because of default of a part of the secured indebtedness, such sale may be made subject to the continuing lien of this Mortgage for the unmatured part of the secured indebtedness. It is further agreed that such sale pursuant to a partial foreclosure shall not in any manner affect the unmatured part of the secured indebtedness, but as to such unmatured part, the lien hereof shall remain in full force and effect just as though no foreclosure sale had been made under the provisions of this paragraph. Notwithstanding the filing of any partial foreclosure or entry of a decree of sale in connection therewith, Mortgagee may elect at any time prior to a foreclosure sale pursuant to such decree to discontinue such partial foreclosure and to accelerate the entire secured indebtedness by reason of any uncured Event of Default upon which such partial foreclosure was predicated or by reason of any other Event of Default and proceed with full foreclosure proceedings. It is further agreed that several foreclosure sales may be made pursuant to partial foreclosures without exhausting the right of full or partial foreclosure sale for any unmatured part of the secured indebtedness. In the event of a foreclosure sale, Mortgagee is hereby authorized, without the consent of Mortgagor, to assign any and all insurance policies to the purchaser at such sale or to take such other steps as Mortgagee may deem advisable to cause the interest of such purchaser to be protected by any of such insurance policies.

(b) In any suit to foreclose or partially foreclose the lien hereof, there shall be allowed and included as additional indebtedness in the decree for sale all reasonable expenditures and expenses which may be paid or incurred by or on behalf of Mortgagee for reasonable attorneys' fees, appraisers' fees, outlays for documentary and expert evidence, environmental audits permitted pursuant to the Loan Documents, stenographers' charges, publication costs, and costs (which may be estimated as to items to be expended after entry of the decree) of procuring all such abstracts of title, title searches and examinations, title insurance policies, and similar data and assurances with respect to the title as Mortgagee may deem reasonably necessary either to prosecute such suit or to evidence to bidders at any sale which may be had pursuant to such decree the true condition of the title to or the value of the Premises. All expenditures and expenses of the nature mentioned in this paragraph and such other expenses and fees as may be incurred in the enforcement of Mortgagor's obligations hereunder, the protection of said Premises and the maintenance of the lien of this Mortgage, including the fees of any attorney employed by Mortgagee in any litigation or proceeding affecting this Mortgage, the Notes, or the Premises, including probate and bankruptcy proceedings, or in preparations for the commencement or defense of any proceeding or threatened suit or proceeding shall be immediately due and payable by Mortgagor, with interest thereon until paid at the Default Rate and shall be secured by this Mortgage.

16. **Application of Proceeds of Foreclosure Sale.** The proceeds of any foreclosure (or partial foreclosure) sale of the Premises shall be distributed and applied in the following order of priority: first, to all costs and expenses incident to the foreclosure proceedings; second, to all other items which may under the terms hereof constitute secured indebtedness additional to that evidenced by the Notes, including all such items as are mentioned in Paragraph 15 above, with interest thereon as provided herein or in the other Loan Documents; third, to all principal and interest remaining unpaid on the Notes; and fourth, any surplus to Mortgagor, its successors or assigns, as their rights may appear or to any other party legally entitled thereto.

17. **Appointment of Receiver.** Upon or at any time after the filing of a complaint to foreclose (or partially foreclose) this Mortgage, or upon the happening of an Event of Default hereunder, subject to applicable grace and cure provisions, the court in which such complaint is filed shall, upon petition by Mortgagee, appoint a receiver for the Premises. Such appointment may be made either before or after sale, without regard to the solvency or insolvency of Mortgagor at the time of application for such receiver and without regard to the value of the Premises or whether the same shall be then occupied as a homestead or not and Mortgagee hereunder or any other holder of the Notes may be appointed as such receiver. Such receiver shall have power to collect the rents, issues and profits of the Premises (i) during the pendency of any action, (ii) in case of a sale and a deficiency, during the full statutory period of redemption, whether there be redemption or not, and (iii) during any further times when Mortgagor, but for the intervention of such receiver, would be entitled to collect such rents, issues and profits. Such receiver also shall have all other powers and rights that may be necessary or are usual in such cases for the protection, possession, control, management and operation of the Premises during said period, including, to the extent permitted by law, the right to lease all or any portion of the Premises for a term that extends beyond the time of such receiver's possession without obtaining prior court approval of such lease. The court from time to time may authorize the application of the net income received by the receiver in payment of (a) the indebtedness secured hereby, or by any decree foreclosing this Mortgage, or any tax, special assessment or other lien which may be

or become superior to the lien hereof or of such decree, provided such application is made prior to foreclosure sale, and (b) any deficiency upon a sale and deficiency.

18. Mortgagee's Right of Possession in Case of Default. At any time after an Event of Default has occurred, Mortgagor shall, upon demand of Mortgagee, surrender to Mortgagee possession of the Premises. Mortgagee, in its discretion, may, with or without process of law, enter upon and take and maintain possession of all or any part of the Premises, together with all documents, books, records, papers and accounts relating thereto, and may exclude Mortgagor and its employees, agents or servants therefrom, and Mortgagee may then hold, operate, manage and control the Premises, either personally or by its agents. Mortgagee shall have full power to use such measures, legal or equitable, as in its discretion may be deemed proper or necessary to enforce the payment or security of the avails, rents, issues, and profits of the Premises, including actions for the recovery of rent, actions in forcible detainer and actions in distress for rent. Without limiting the generality of the foregoing, Mortgagee shall have full power to:

(a) cancel or terminate any lease or sublease for any cause or on any ground which would entitle Mortgagor to cancel the same;

(b) elect to disaffirm any lease or sublease which is then subordinate to the lien hereof;

(c) extend or modify any then existing leases and to enter into new leases, which extensions, modifications and leases may provide for terms to expire, or for options to lessees to extend or renew terms to expire, beyond the maturity date of the indebtedness secured hereby and beyond the date of the issuance of a deed or deeds to a purchaser or purchasers at a foreclosure sale, it being understood and agreed that any such leases, and the options or other such provisions to be contained therein, shall be binding upon Mortgagor and all persons whose interests in the Premises are subject to the lien hereof and upon the purchaser or purchasers at any foreclosure sale, notwithstanding any redemption from sale, discharge of the mortgage indebtedness, satisfaction of any foreclosure judgment, or issuance of any certificate of sale or deed to any purchaser;

(d) make any repairs, renewals, replacements, alterations, additions, betterments and improvements to the Premises as Mortgagee reasonably deems are necessary;

(e) insure and reinsure the Premises and all risks incidental to Mortgagee's possession, operation and management thereof; and

(f) receive all of such avails, rents, issues and profits.

19. Application of Income Received by Mortgagee. Mortgagee, in the exercise of the rights and powers hereinabove conferred upon it, shall have full power to use and apply the avails, rents, issues and profits of the Premises to the payment of or on account of the following, in such order as Mortgagee may determine:

(a) to the payment of the operating expenses of the Premises, including cost of management and leasing thereof (which shall include compensation to Mortgagee and its agent or agents, if management be delegated to an agent or agents, and shall also include lease commissions and other compensation and expenses of seeking and procuring tenants and entering into leases), established claims for damages, if any, and premiums on insurance hereinabove authorized;

(b) to the payment of taxes and special assessments now due or which may hereafter become due on the Premises; and

(c) to the payment of any indebtedness secured hereby, including any deficiency which may result from any foreclosure sale.

20. Rights Cumulative. Each right, power and remedy herein conferred upon Mortgagee is cumulative and in addition to every other right, power or remedy, express or implied, given now or hereafter existing under any of the Loan Documents or at law or in equity, and each and every right, power and remedy herein set forth or otherwise so existing may be exercised from time to time as often and in such order as may be deemed expedient by Mortgagee, and the exercise or the beginning of the exercise of one right, power or remedy shall not be a waiver of the right to exercise at the same time or thereafter any other right, power or remedy, and no delay or omission of Mortgagee in the exercise of any right, power or remedy accruing hereunder or arising otherwise shall impair any such right, power or remedy, or be construed to be a waiver of any Event of Default or acquiescence therein.

21. Mortgagee's Right of Inspection. Mortgagee and its representatives shall have the right to inspect the Premises and the books and records with respect thereto at all reasonable times, and access thereto shall be permitted for that purpose upon reasonable prior notice to Mortgagor.

22. [This paragraph intentionally omitted]

23. Release Upon Payment and Discharge of Mortgagor's Obligations. Mortgagee shall release this Mortgage and the lien hereof by proper instrument upon payment and discharge of all indebtedness secured hereby, including payment of all reasonable expenses incurred by Mortgagee in connection with the execution of such release.

24. Notices. Any notices, communications and waivers under this Mortgage shall be in writing and shall be (i) delivered in person, (ii) mailed, postage prepaid, either by registered or certified mail, return receipt requested, or (iii) by overnight express carrier, addressed in each case as follows:

To Mortgagee: Fifth Third Bank, Indiana (Central)
Capital Center
251 N. Illinois Street, Suite 1000
Indianapolis, Indiana 46204
Attn: Jeffrey K. Lockhart, Vice President

With copy to:	Locke Reynolds LLP 201 North Illinois Street, Suite 1000 P.O. Box 44961 Indianapolis, Indiana 46244-0961 Attn: Michael D. Moriarty, Esq.
To Mortgagor:	Davis Homes, LLC 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240 Attn: C. Richard Davis
With copy to:	Davis Homes 3755 East 82nd Street, Suite 120 Indianapolis, Indiana 46240 Attn: Ronald F. Shady, Jr., Esq.

or to any other address as to any of the parties hereto, as such party shall designate in a written notice to the other party hereto. All notices sent pursuant to the terms of this paragraph shall be deemed received (i) if personally delivered, then on the date of delivery, (ii) if sent by overnight, express carrier, then on the next federal banking day immediately following the day sent, or (iii) if sent by registered or certified mail, then on the earlier of the third federal banking day following the day sent or when actually received.

25. **Waiver of Defenses.** No action for the enforcement of the lien or of any provision hereof shall be subject to any defense which would not be good and available to the party interposing the same in an action at law upon the Notes.

26. **Waiver of Rights.** Mortgagor hereby covenants and agrees that Mortgagor shall not apply for or avail itself of any appraisement, valuation, stay, extension or exemption laws, or any so-called "Moratorium Laws," now existing or hereafter enacted, in order to prevent or hinder the enforcement or foreclosure of this Mortgage, but hereby waives the benefit of such laws. To the fullest extent permitted by law, Mortgagor, for itself and all who may claim through or under it, waives any claims based on allegations that Mortgagee has failed to act in a commercially reasonable manner (except as otherwise expressly provided in this Mortgage or the other Loan Documents) and any and all rights to have the property and estates comprising the Premises marshalled upon any foreclosure of the lien hereof and further agrees that any court having jurisdiction to foreclose such lien may order the Premises sold as an entirety.

27. **Transfer of Premises; Further Encumbrance.**

(a) In the event that without the written consent of Mortgagee being first obtained outside of the ordinary course of business (which consent shall not unreasonably be withheld, delayed or denied): Mortgagor, or any successor, sells, conveys, transfers, further mortgages, changes the form of ownership, or encumbers or disposes of the Premises, or any part thereof, or any interest therein, or agrees so to do, then at Mortgagee's sole option, Mortgagee may declare the indebtedness secured hereby immediately due and payable in full and call for payment of the same at once.

(b) Any consent by Mortgagee, or any waiver by Mortgagee of an Event of Default under this Paragraph 27 shall not constitute a consent to or waiver of any right, remedy or power of Mortgagee upon a continuing or subsequent Event of Default under this Paragraph 27. Mortgagor acknowledges that any agreements, liens, charges or encumbrances created in violation of the provisions of this Paragraph 27 shall be void and of no force or effect. Mortgagor agrees that if any provision of this Paragraph 27 is deemed a restraint on alienation, that such restraint is a reasonable one.

28. **Fees and Expenses.** Mortgagor shall reimburse Mortgagee upon demand for all out-of-pocket costs, charges and expenses of Mortgagee (including reasonable fees, and disbursements of Mortgagee's counsel) in connection with (a) the preparation, execution and delivery of this Mortgage, the Note and any other Loan Documents, (b) the making of the Loans, (c) any amendments, modifications, consents or waivers in respect thereof, and (d) any enforcement thereof, including with respect to any taxes assessed against Mortgagee as a result of any taking of any collateral or security given to Mortgagee by Mortgagor.

29. [This paragraph intentionally omitted]

30. **Statement of Indebtedness.** Mortgagor, within ten (10) days after being so requested by Mortgagee, shall furnish a duly acknowledged written statement setting forth the amount of the debt secured by this Mortgage, the date to which interest has been paid and stating either that no offsets or defenses exist against such debt or, if such offsets or defenses are alleged to exist, the nature thereof.

31. **Further Instruments.** Upon request of Mortgagee, Mortgagor shall execute, acknowledge and deliver all such additional instruments and further assurances of title and shall do or cause to be done all such further acts and things as may reasonably be necessary fully to effectuate the intent of this Mortgage and of the other Loan Documents.

32. **Additional Indebtedness Secured.** All persons and entities with any interest in the Premises or about to acquire any such interest should be aware that this Mortgage secures more than the stated principal amount of the Notes and interest thereon; this Mortgage secures any and all other amounts which may become due under the Notes or any other document or instrument evidencing, securing or otherwise affecting the indebtedness secured hereby, including, without limitation, any and all amounts expended by Mortgagee to operate, manage or maintain the Premises or to otherwise protect the Premises or the lien of this Mortgage, as well as any future advances, and all modifications, extensions, and renewals of the indebtedness described herein.

33. **Indemnity.** Except for such matters arising out of the gross negligence or wanton or willful misconduct of Mortgagee, Mortgagor hereby covenants and agrees that no liability shall be asserted or enforced against Mortgagee in the exercise of the rights and powers granted to Mortgagee in this Mortgage, and Mortgagor hereby expressly waives and releases any such liability. Except for such matters arising out of the gross negligence or wanton or willful misconduct of Mortgagee, Mortgagor shall indemnify and save Mortgagee harmless from and against any and all liabilities, obligations, losses, damages, claims, costs and expenses (including reasonable attorneys' fees and court costs) (collectively, "Claims") of whatever kind or nature which may be imposed on, incurred by or asserted against Mortgagee at any time by any third party which relate to or arise from: (a) any suit or proceeding (including probate and bankruptcy proceedings), or the threat thereof, in or to which Mortgagee may or does become a party, either as plaintiff or as a defendant, by reason of this Mortgage or for the purpose of protecting the lien of this Mortgage; (b) the offer for sale or sale of all or any portion of the Premises; and (c) the ownership, leasing, use, operation or maintenance of the Premises, if such Claims relate to or arise from actions taken prior to the surrender of possession of the Premises to Mortgagee in accordance with the terms of this Mortgage; provided, however, that Mortgagor shall not be obligated to indemnify or hold Mortgagee harmless from and against any Claims directly and solely arising from the gross negligence or willful misconduct of Mortgagee. All costs provided for herein and paid for by Mortgagee shall be so much additional indebtedness secured hereby and shall become immediately due and payable upon demand by Mortgagee and with interest thereon from the date incurred by Mortgagee until paid at the Default Rate.

34. **Waiver of Rights of Redemption and Reinstatement.** Mortgagor hereby releases and waives, to the fullest extent permitted by law, any and all rights of reinstatement and redemption provided by law.

35. **Subordination of Property Manager's Lien.** Any property management agreement for the Premises entered into hereafter with a property manager shall contain a provision whereby the property manager agrees that any and all mechanics' lien rights that the property manager or anyone claiming by, through or under the property manager may have in the Premises shall be subject and subordinate to the lien of this Mortgage and shall provide that Mortgagee may terminate such agreement at any time after the occurrence of an Event of Default hereunder. Such property management agreement or a short form thereof, at Mortgagee's request, shall be recorded with the Office of the Recorder of the county where the Premises are located. In addition, if the property management agreement in existence as of the date hereof does not contain a subordination provision, Mortgagor shall cause the property manager under such agreement to enter into a subordination of the management agreement with Mortgagee, in recordable form, whereby such property manager subordinates present and future lien rights and those of any party claiming by, through or under such property manager to the lien of this Mortgage.

36. **Fixture Filing.** Mortgagor and Mortgagee agree that this Mortgage shall constitute a financing statement and fixture filing under the Code with respect to all "fixtures" (as defined in the Code) attached to or otherwise forming a part of the Premises and that a security interest in and to such fixtures is hereby granted to Mortgagee. For purposes of the foregoing, Mortgagee is the secured party and Mortgagor is the debtor and the collateral covered by this financing statement shall be all items of property contained within the definition of the "Premises" which is or becomes a fixture on the Real Estate or any other real estate contained within the definition of the Premises.

37. **Compliance with Environmental Laws.** In addition to all other provisions of this Mortgage, Mortgagor, at its cost and expense, shall comply with all laws, and all rules and regulations of any governmental authority ("Agency") having jurisdiction, concerning environmental matters, including, but not limited to, any discharge (whether before or after the date of this Mortgage) into the air, waterways, sewers, soil or ground water of any substance or "pollutant." Mortgagee and its agents and representatives shall have access to the Premises and to the books and records of Mortgagor and any occupant of the Premises claiming by, through or

under Mortgagor for the purpose of ascertaining the nature of the activities being conducted thereon and to determine the type, kind and quantity of all products, materials and substances brought onto the Premises or made or produced thereon. Mortgagor and all occupants of the Premises claiming under Mortgagor shall provide to Mortgagee copies of all manifests, schedules, correspondence and other documents of all types and kinds when filed or provided to any Agency or as such are received from any Agency. If reasonable to do so, Mortgagee and its agents and representatives shall have the right to take samples in quantity sufficient for scientific analysis of all products, materials and substances present on the Premises including, but not limited to, samples of products, materials or substances brought onto or made or produced on the Premises by Mortgagor or an occupant claiming by, through or under Mortgagor or otherwise present on the Premises.

38. Governing Law. This Mortgage shall be governed by and construed in accordance with the laws of the State of Indiana, except to the extent any law, rule or regulation of the federal government of the United States of America may be applicable hereto, in which event such federal law, rule or regulation shall govern and control.

39. Miscellaneous.

(a) **Successors and Assigns.** Except as herein provided, this Mortgage and the other Loan Documents shall be binding upon and inure to the benefit of Mortgagor and Mortgagee and any other party thereto and Mortgagor's respective heirs, personal representatives, successors and assigns. Notwithstanding the foregoing, Mortgagor or any other party to this Mortgage and the other Loan Documents other than Mortgagee, without the prior written consent of Mortgagee, which consent may be withheld in Mortgagee's sole discretion, may not assign, transfer or set over to another party to this Mortgage and the other Loan Documents, in whole or in part, all or any part of its benefits, rights, duties and obligations hereunder, including, without limitation, performance of and compliance with conditions hereof and the right to receive the proceeds of current or future Loan Advances (as defined in the Loan Agreement). Whenever in this Mortgage or in any of the other Loan Documents any of the parties hereto or thereto is referred to, such reference shall be deemed to include the successors and assigns of such party (but without any implied consent to any transfer or other action which violates the term of any Loan Document), and all covenants, promises and agreements contained in this Mortgage, or in any of the other Loan Documents by or on behalf of Mortgagor or any other party to this Mortgage and the other Loan Documents other than Mortgagee, shall inure to the benefit of the respective successors and assigns of Mortgagee.

(b) **Severability.** Any provision of this Mortgage, the Notes or of any other Loan Document which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or thereof or affecting the validity or enforceability of such provision in any other jurisdiction.

(c) **Relationship of Mortgagee and Mortgagor.** Mortgagee shall in no event be construed for any purpose to be a partner, joint venturer, agent or associate of Mortgagor or of any lessee, operator, concessionaire or licensee of Mortgagor in the conduct of their respective businesses, and, without limiting the foregoing, Mortgagee shall not be deemed to be such partner, joint venturer, agent or associate on account of Mortgagee becoming a mortgagee in possession or exercising any rights pursuant to this Mortgage, any of the other Loan Documents, or otherwise. The relationship of Mortgagor and Mortgagee hereunder is solely that of debtor/creditor.

(d) **Time of the Essence.** Time is of the essence of the payment by Mortgagor and Guarantors of all amounts due and owing to Mortgagee under the Notes, the Loan Agreements and the other Loan Documents, as applicable, and the performance and observance by Mortgagor and Guarantors of all terms, conditions, obligations and agreements contained in this Mortgage and the other Loan Documents, as applicable.

(e) **No Merger.** It being the desire and intention of the parties hereto that the Mortgage and the lien hereof do not merge in fee simple title to the Premises, it is hereby understood and agreed that should Mortgagee acquire any additional or other interest in or to the Premises or the ownership thereof, then, unless a contrary intent is manifested by Mortgagee as evidenced by an express statement to that effect in an appropriate document duly recorded, this Mortgage and the lien hereof shall not merge in the fee simple title and this Mortgage may be foreclosed as if owned by a stranger to the fee simple title.

(f) **Protection of Security.** Mortgagor agrees to promptly notify Mortgagee of and appear in and defend any suit, action or proceeding that affects the value of the Premises, the Indebtedness or the rights or interest of Mortgagee hereunder. Mortgagee may elect to appear in or defend any such action or proceeding and Mortgagor agrees to indemnify and reimburse Mortgagee from any and all loss, damage, expense or cost arising out of or incurred in connection with any such suit, action or proceeding, including, without limitation, costs of evidence of title and reasonable attorneys' fees.

(g) **Captions and Headings.** The captions and headings of the various sections of this Mortgage are for convenience only and are not to be construed as confining or limiting in any way the scope or intent of the provisions hereof. Whenever the context requires or permits the singular shall include the plural, the plural shall include the singular and the masculine, feminine and neuter shall be freely interchangeable.

(h) **Amendment/Modification.** Amendment to, waiver of or modification of any provision of this Mortgage must be made in writing. No oral waiver, amendment, or modification may be implied.

(i) **Limitation of Interest.** It is the intent of Mortgagor and Mortgagee in the execution of this Mortgage and the Notes and all other Loan Documents securing the Notes to contract in strict compliance with the usury laws of the State of Indiana governing the Notes. In furtherance thereof, Mortgagee and Mortgagor stipulate and agree that none of the terms and provisions contained herein or in the Notes or in any Loan Document shall ever be construed to create a contract for the use, forbearance or detention of money requiring payment of interest at a rate in excess of the maximum interest rate permitted to be charged by the laws of the State of Indiana. Mortgagor, or any of Guarantors, endorser or other party now or hereafter becoming liable for the payment of the Notes shall never be required to pay interest on the Notes at a rate in excess of the maximum interest that may be lawfully charged under the laws of the State of Indiana and the provisions of this subparagraph shall control over all other provisions of the Notes and any other instrument executed in connection herewith which may be in apparent conflict herewith. If, from any circumstances whatsoever fulfillment of any provision of the Notes, this Mortgage or any Loan Document, at the time performance of such provision shall be due, shall involve transcending the limit on interest presently prescribed by any applicable usury statute or any other applicable law, with regard to obligations of like character and amount, then Mortgagee may, at its option (i) reduce the obligations to be fulfilled to such limit on interest, or (ii) apply the amount that would exceed such limit on interest to the reduction of the outstanding principal balance of the Notes, and not to the payment of interest, with the same force and effect as though Mortgagor had specifically designated such sums to be so applied to principal and Mortgagee had agreed to accept such extra payment(s) as a prepayment without a fee, so that in no event shall any exaction be possible under the Notes that is in excess of the applicable limit on interest.

(j) **Waiver of Right to Jury Trial.** MORTGAGEE AND MORTGAGOR ACKNOWLEDGE AND AGREE THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THE LOAN DOCUMENTS OR WITH RESPECT TO THE TRANSACTIONS CONTEMPLATED HEREIN AND THEREIN WOULD BE BASED UPON DIFFICULT AND COMPLEX ISSUES AND THEREFORE, THE PARTIES AGREE THAT ANY COURT PROCEEDING ARISING OUT OF ANY SUCH CONTROVERSY WILL BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY. MORTGAGOR AGREES THAT IT WILL NOT ASSERT ANY CLAIM AGAINST MORTGAGEE OR ANY OTHER PERSON INDEMNIFIED HEREUNDER ON ANY THEORY OF LIABILITY FOR SPECIAL INDIRECT, CONSEQUENTIAL, INCIDENTAL OR PUNITIVE DAMAGES.

(k) **Jurisdiction and Venue.** MORTGAGOR AND MORTGAGEE HEREBY AGREE THAT ALL ACTIONS OR PROCEEDINGS INITIATED BY MORTGAGOR AND MORTGAGEE AND ARISING DIRECTLY OR INDIRECTLY OUT OF THIS MORTGAGE OR ANY OTHER LOAN DOCUMENT SHALL BE LITIGATED IN THE COURTS OF THE STATE OF INDIANA, OR THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF INDIANA OR, IF MORTGAGEE INITIATES SUCH ACTION, ANY COURT IN WHICH MORTGAGEE SHALL INITIATE SUCH ACTION AND WHICH HAS JURISDICTION. MORTGAGOR AND MORTGAGEE HEREBY EXPRESSLY SUBMIT AND CONSENT IN ADVANCE TO SUCH JURISDICTION IN ANY ACTION OR PROCEEDING COMMENCED BY MORTGAGOR OR MORTGAGEE IN ANY OF SUCH COURTS, AND HEREBY WAIVE PERSONAL SERVICE OF THE SUMMONS AND COMPLAINT, OR OTHER PROCESS OR PAPERS ISSUED THEREIN, AND AGREE THAT SERVICE OF SUCH SUMMONS AND COMPLAINT OR OTHER PROCESS OR PAPERS MAY BE MADE BY REGISTERED OR CERTIFIED MAIL ADDRESSED TO MORTGAGOR OR

MORTGAGEE AT THE ADDRESS TO WHICH NOTICES ARE TO BE SENT PURSUANT TO THIS MORTGAGE. MORTGAGOR AND MORTGAGEE WAIVE ANY CLAIM THAT THE COURTS OF THE STATE OF INDIANA OR THE SOUTHERN DISTRICT OF INDIANA IS AN INCONVENIENT FORUM OR AN IMPROPER FORUM BASED ON LACK OF VENUE. SHOULD MORTGAGOR OR MORTGAGEE, AFTER BEING SO SERVED, FAIL TO APPEAR OR ANSWER TO ANY SUMMONS, COMPLAINT, PROCESS OR PAPERS SO SERVED WITHIN THE NUMBER OF DAYS PRESCRIBED BY LAW AFTER THE MAILING THEREOF, MORTGAGOR OR MORTGAGEE, AS THE CASE MAY BE, SHALL BE DEEMED IN DEFAULT AND AN ORDER AND/OR JUDGMENT MAY BE ENTERED BY MORTGAGOR OR MORTGAGEE, AS THE CASE MAY BE, AGAINST MORTGAGOR OR MORTGAGEE, AS THE CASE MAY BE, AS DEMANDED OR PRAYED FOR IN SUCH SUMMONS, COMPLAINT, PROCESS OR PAPERS. THE EXCLUSIVE CHOICE OF FORUM FOR MORTGAGOR AND MORTGAGEE SET FORTH IN THIS SECTION SHALL NOT BE DEEMED TO PRECLUDE THE ENFORCEMENT BY MORTGAGOR OR MORTGAGEE OF ANY JUDGMENT OBTAINED IN ANY OTHER FORUM OR THE TAKING BY MORTGAGOR OR MORTGAGEE OF ANY ACTION TO ENFORCE THE SAME IN ANY OTHER APPROPRIATE JURISDICTION, AND MORTGAGOR AND MORTGAGEE HEREBY WAIVE THE RIGHT, IF ANY, TO COLLATERALLY ATTACK ANY SUCH JUDGMENT OR ACTION.

(l) **Construction Loan.** The Notes which are secured by this Mortgage evidence a debt created by one or more disbursements made by Mortgagee to Mortgagor to finance the cost of the construction of certain improvements upon the Real Estate in accordance with the provisions of the Loan Agreements, and this Mortgage is a construction mortgage as such term is defined in Section 9-313(1)(c) of the Uniform Commercial Code as adopted in the State of Indiana. The terms and conditions recited and set forth in the Loan Agreements are fully incorporated in this Mortgage and made a part hereof, and an Event of Default under any of the conditions or provisions of the Loan Agreements shall constitute a default hereunder. Upon the occurrence of any such Event of Default, the holder of the Notes may at its option declare the indebtedness secured thereby immediately due and payable, or complete the construction of said improvements and enter into the necessary contracts therefor, in which case all money expended shall be so much additional indebtedness secured hereby and any money expended in excess of the amount of the original principal shall be immediately due and payable with interest at the Default Rate. Upon completion of the improvements described in the Loan Agreements free and clear of mechanic's lien claims, and upon compliance with all of the terms, conditions and covenants of the Loan Agreements, the Loan Agreements and the terms of this paragraph shall become null and void and of no further force and effect. In the event of a conflict between the terms of the Loan Agreements and this Mortgage, the provisions of the Loan Agreements shall apply and take precedence over this Mortgage.

(m) **Future Advance Mortgage.** This Mortgage shall, pursuant to Indiana Code 32-8-11-9, as amended, secure future obligations and advances made by Mortgagee up to a maximum amount of Twenty-seven Million Two Hundred Thousand and 00/100 Dollars ($27,200,000.00) pursuant to the terms of the Loan Agreements, Notes, hereunder and hereafter, and further, shall secure future advances, modifications, extensions and renewals hereof and hereunder, and the lien hereof and thereof shall have the priority to which this Mortgage otherwise would be entitled under Indiana Code 32-1-2-16 without regard to the fact that the future advance, modification, extension or renewal may occur after the execution hereof.

IN WITNESS WHEREOF, Mortgagor has executed this instrument the day and year first above written.

MORTGAGOR:

Davis Homes, LLC,
an Indiana limited liability company

By: Davis Holding Corporation,
an Indiana corporation,
its sole managing member

By: ______________________________
C. Richard Davis, Vice President

STATE OF ____________)
) SS.
COUNTY OF ___________)

Before me, a Notary Public in and for said County and State, personally appeared C. Richard Davis, the Vice President of Davis Holding Corporation, an Indiana corporation, the sole managing member of Davis Homes, LLC, an Indiana limited liability company, and acknowledged the execution of the foregoing Mortgage as the voluntary act and deed of such limited liability company and in such capacity, and further acknowledged that he was authorized to execute the same.

Witness my hand and Notarial Seal this _____ day of ___________, 2002.

____
Notary Public

____
Printed

My Commission Expires: My County of Residence:

_________________________ _________________________

This instrument prepared by: Michael D. Moriarty, Attorney-at-Law, Locke Reynolds LLP, 201 North Illinois Street, Suite 1000, P.O. Box 44961, Indianapolis, Indiana 46244-0961.

EXHIBIT "A"
to
MORTGAGE

Legal Description of Premises:

EXHIBIT "B"
to
MORTGAGE

Permitted Exceptions:

Matters that do not adversely affect the marketability of title to the real estate for its intended uses.

EXHIBIT "H"

Mortgagor's Affidavit

MORTGAGOR'S AFFIDAVIT

STATE OF INDIANA)
) SS:
COUNTY OF __________)

The undersigned ________________________, being first duly sworn, upon his oath states that he is the _____________________________ of DAVIS HOMES, LLC, an Indiana limited liability company ("Mortgagor"), and further states that:

1. Mortgagor is the fee simple owner of certain real estate lots located in ___________ County, Indiana, as more particularly described in Exhibit "A" attached hereto and incorporated herein ("Real Estate").

2. Mortgagor has executed in favor of FIFTH THIRD BANK, INDIANA (CENTRAL), an Indiana banking corporation ("Mortgagee"), a Residential Construction Revolving Line of Credit Note in the principal amount of Twelve Million and 00/100 Dollars ($12,000,000.00) dated July 2, 2002 ("Note"), and an Amendment to a Real Estate Mortgage or Real Estate Mortgage, as may be applicable, in favor of Mortgagee of even date herewith covering the Real Estate Mortgage ("Mortgage"), an Amended and Restated Loan Agreement dated July 2, 2002, and other documents securing and governing the repayment of the Notes, all of which are sometimes referred to as the "Security Documents." The Note and Security Documents were duly executed by the authorized representatives of Mortgagor pursuant to all necessary action on its part.

3. Mortgagor has full right to mortgage the Real Estate, the Mortgage is a valid first lien on the Real Estate and there are no encumbrances against the Real Estate or the improvements located thereon except the lien of the Mortgage, current real property taxes not delinquent, easements, restrictions, the Declaration and similar matters, none of which materially impair the value of the Real Estate (collectively, "Permitted Encumbrances"). The Permitted Encumbrances are listed on Exhibit "B" attached hereto and incorporated herein.

4. The Real Estate is now in possession of the Mortgagor, no other person is in possession of any part thereof under color of title or lease, the rights of Mortgagor to possession have never been questioned and the undersigned knows of no claim to title or possession of the Real Estate adverse to that of Mortgagor subject to the Permitted Exceptions.

5. No part of the Real Estate has been taken by condemnation nor is any condemnation proceeding now pending. To the best knowledge of the undersigned, no plans,

resolutions or other actions have been approved, adopted or presented for consideration to any governmental entity which would adversely affect any of the Real Estate or the proposed development of the location of improvements thereof.

6. There is no judgment or decree in any court of this State or of the United States against Mortgagor remaining unpaid or uncancelled of record, no proceedings in bankruptcy or insolvency are currently pending by or against Mortgagor, and Mortgagor is not a party to any litigation or proceedings which have or might result in a lien upon the Real Estate or the improvements located or to be located thereon, nor is Mortgagor obligated upon any bond payable to the State of Indiana whereby a lien hereafter might attach to the Real Estate or the improvements located thereon.

7. All actions required on the part of Mortgagor for the creation of the lien of the Mortgage as a valid first mortgage lien, valid first assignments as set forth in the Security Documents, creation of the first security interests described in the Security Documents and completion of the loan by Mortgagee as evidenced by the Notes and the execution of all documents required by Mortgagee in connection therewith have been taken. Mortgagor has no defenses, setoffs or claims against the Notes or Security Documents.

8. Mortgagor is organized in and qualified to do business in, the State of Indiana and is in every way capable of giving the Mortgage herein referred to as a prior and superior lien, security interest or collateral assignment in, to and under the Real Estate and all other property described in the Mortgage, and the undersigned makes this Affidavit for the purpose of inducing Mortgagee, or its successors or assigns, to make or complete the loan to Mortgagor as evidenced by the Notes and secured by the Mortgage on the Real Estate and the improvements located thereon and further states that to the best of his knowledge, information and belief, all representations made to Mortgagee in connection with the loan evidenced by the Notes are true and correct, except for changes of a minor nature which are not material and changes disclosed to and approved in writing by Mortgagee, all taking into account the reliance of Mortgagee upon such representations.

9. Mortgagor is not now using and to the best knowledge of the undersigned after due inquiry, no previous owners ever have used the Real Estate as a waste disposal site. To Mortgagor's knowledge, the Real Estate is not subject to the provisions of the Resource Conservation and Recovery Act (42 U.S.C. §§ 6901, et seq.) ("CERCLA"), the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (42 U.S.C. §§ 9601, et seq.), the Hazardous Materials Transportation Act, as amended (49 U.S.C. §§ 1801, et seq.), the Superfund Amendments and Reauthorization Act of 1980 (Pub. L. 99-499, October 17, 1986, 100 Stat. 1613) or any of the regulations or rules promulgated pursuant to any of said Acts, or any amendments thereto. The undersigned is not aware of any facts, allegations or circumstances upon which it could infer that the Real Estate might be in violation of any of the said Acts, rules or regulations.

10. The granting of the mortgage lien upon the Real Estate by the Mortgagor to the Mortgagee is not subject to the disclosure requirements set forth in the Responsible Property Transfer Law (Indiana Code Chapter 13-7-22.5) because the Real Estate:

(a) does not contain one (1) or more facilities that are subject to reporting under Section 312 of the federal Emergency Planning and Community Right-to-Know Act of 1986 (42 U.S.C. § 11022);

(b) is not the site of one (1) or more underground storage tanks for which notification is required under 42 U.S.C. § 6991a and Indiana Code Section 13-7-20-13(8)(A); and

(c) is not listed on the Comprehensive Environmental Response, Compensation and Liability Information System (CERCLIS) pursuant to Section 116 of CERCLA.

11. There are no tenants of the Real Estate or any person having a right to possession thereof whose rights are or may become superior to those of Mortgagee.

12. Mortgagor is solvent as of the date of this Affidavit and the undersigned is unaware of any facts or circumstances which have occurred or are likely to occur during the term of the Note which will cause the Mortgagor to become insolvent.

Further affiant saith not as of this ____ day of __________, 20__.

Davis Homes, LLC,
an Indiana limited liability company

By: Davis Holding Corporation,
an Indiana corporation,
its sole managing member

By: ______________________________
(Signature), Title

____
(Printed), Title

MORIMD:532291
Davis Homes:July 25, 2002

STATE OF ____________)
) SS.
COUNTY OF __________)

Before me, a Notary Public in and for said County and State, personally appeared ____________________, the ______________________ of Davis Holding Corporation, an Indiana corporation, the sole managing member of Davis Homes, LLC, an Indiana limited liability company, and acknowledged the execution of the foregoing Mortgagor's Affidavit as the voluntary act and deed of such limited liability company and in such capacity, and further acknowledged that he was authorized to execute the same.

Witness my hand and Notarial Seal this _____ day of _________, 20__.

____
Notary Public

____
Printed

My Commission Expires: My County of Residence:

______________________ ______________________

This instrument prepared by: Michael D. Moriarty, Attorney-at-Law, Locke Reynolds LLP, 201 North Illinois Street, Suite 1000, P.O. Box 44961, Indianapolis, Indiana 46244-0961.

EXHIBIT "A"
to
MORTGAGOR'S AFFIDAVIT

EXHIBIT "B"
to
MORTGAGOR'S AFFIDAVIT

EXHIBIT "C"
to
MORTGAGOR'S AFFIDAVIT

EXHIBIT "I"

Threatened or Pending Litigation

EXHIBIT "J"

Environmental Matters

EXHIBIT "K"

Examples of Ratio Calculations

Defined Term and/or Ratio:	Amount Per 12-31-01 Statements:	Bank Covenant	Loan Agreement Para. No.
Current Assets	$75,681,998		
Current Liabilities	$64,797,054		
Indebtedness	$72,097,054		
Tangible Net Worth	$13,626,893	$8,000,000	10.23
Subordinated Debt	$7,200,000		
Tangible Net Worth plus formally subordinated debt	$20,626,893	$10,000,000	10.24
Indebtedness to Tangible Net Worth plus formally subordinated debt Ratio	3:46:1	8.0:1.0	10.22
Current Ratio	1.17:1	1.0:1.0	10.25

Exhibit 6.06

Promissory Notes dated May 31, 2002, and
September 24, 2002, with Salin Bank and Trust Company

Salin Bank
AND TRUST COMPANY

PROMISSORY NOTE

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$3,500,000.00	05-31-2002	06-01-2003	136931	4100	362219	441	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "****" has been omitted due to text length limitations.

Borrower: Davis Homes, LLC
3755 East 82nd Street Suite 120
Indianapolis, IN 46240

Lender: Salin Bank And Trust Company
8455 Keystone Crossing Drive
Indianapolis, IN 46240

Principal Amount: $3,500,000.00 **Initial Rate: 4.750%** **Date of Note: May 31, 2002**

PROMISE TO PAY. Davis Homes, LLC ("Borrower") promises to pay to Salin Bank And Trust Company ("Lender"), or order, in lawful money of the United States of America, the principal amount of Three Million Five Hundred Thousand & 00/100 Dollars ($3,500,000.00) or so much as may be outstanding, together with interest on the unpaid outstanding principal balance of each advance. Interest shall be calculated from the date of each advance until repayment of each advance.

PAYMENT. Borrower will pay this loan in one payment of all outstanding principal plus all accrued unpaid interest on June 1, 2003. In addition, Borrower will pay regular monthly payments of all accrued unpaid interest due as of each payment date, beginning July 1, 2002, with all subsequent interest payments to be due on the same day of each month after that. Unless otherwise agreed or required by applicable law, payments will be applied first to accrued unpaid interest, then to principal, and any remaining amount to any unpaid collection costs and late charges. The annual interest rate for this Note is computed on a 365/360 basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an independent index which is the Prime Rate as published in the "Money Rates" column of The Wall Street Journal (the "Index"). The Index is not necessarily the lowest rate charged by Lender on its loans. If the Index becomes unavailable during the term of this loan, Lender may designate a substitute index after notice to Borrower. Lender will tell Borrower the current Index rate upon Borrower's request. The interest rate change will not occur more often than each day. Borrower understands that Lender may make loans based on other rates as well. **The Index currently is 4.750% per annum. The interest rate to be applied to the unpaid principal balance of this Note will be at a rate equal to the Index, resulting in an initial rate of 4.750% per annum.** NOTICE: Under no circumstances will the interest rate on this Note be more than the maximum rate allowed by applicable law.

PREPAYMENT; MINIMUM INTEREST CHARGE. In any event, even upon full prepayment of this Note, Borrower understands that Lender is entitled to a minimum interest charge of $33.00. Other than Borrower's obligation to pay any minimum interest charge, Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments of accrued unpaid interest. Rather, early payments will reduce the principal balance due. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: Salin Bank And Trust Company, 8455 Keystone Crossing Drive, Indianapolis, IN 46240.

LATE CHARGE. If a payment is 10 days or more late, Borrower will be charged **5.000% of the regularly scheduled payment or $36.00, whichever is greater.**

INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, Lender, at its option, may, if permitted under applicable law, increase the variable interest rate on this Note to 3.000 percentage points over the Index. The interest rate will not exceed the maximum rate permitted by applicable law.

DEFAULT. Each of the following shall constitute an event of default ("Event of Default") under this Note:

Payment Default. Borrower fails to make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Death or Insolvency. The dissolution of Borrower (regardless of whether election to continue is made), any member withdraws from Borrower, or any other termination of Borrower's existence as a going business or the death of any member, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any guarantor, endorser, surety, or accommodation party of any of the indebtedness or any guarantor, endorser, surety, or accommodation party dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note. In the event of a death, Lender, at its option, may, but shall not be required to, permit the guarantor's estate to assume unconditionally the obligations arising under the guaranty in a manner satisfactory to Lender, and, in doing so, cure any Event of Default.

Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

Cure Provisions. If any default, other than a default in payment is curable and if Borrower has not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cured (and no event of default will have occurred) if Borrower, after receiving written notice from Lender demanding cure of such default: (1) cures the default within fifteen (15) days; or (2) if the cure requires more than fifteen (15) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, and then Borrower will pay that amount. Under all circumstances, the Indebtedness will be repaid without relief from any Indiana or other valuation and appraisement laws.

ATTORNEYS' FEES; EXPENSES. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's attorneys' fees and Lender's legal expenses, whether or not there is a lawsuit, including without limitation all attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law.

JURY WAIVER. Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other.

GOVERNING LAW. This Note will be governed by, construed and enforced in accordance with federal law and the laws of the State of Indiana. This Note has been accepted by Lender in the State of Indiana.

CHOICE OF VENUE. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of Marion County, State of Indiana.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the debt against any and all such accounts.

COLLATERAL. Collateral securing other loans with Lender may also secure this loan. To the extent collateral previously has been given to Lender by any person which may secure this loan, whether directly or indirectly, it is specifically agreed that, to the extent prohibited by law, all such collateral consisting of household goods will not secure this loan. In addition, if any collateral requires the giving of a right of rescission under Truth in Lending for this loan, such collateral also will not secure this loan unless and until all required notices of that right have been given.

LINE OF CREDIT. This Note evidences a revolving line of credit. Advances under this Note, as well as directions for payment from Borrower's accounts, may be requested orally or in writing by Borrower or by an authorized person. Lender may, but need not, require that all oral requests be confirmed in writing. Borrower agrees to be liable for all sums either: (A) advanced in accordance with the instructions of an authorized person or (B) credited to any of Borrower's accounts with Lender. The unpaid principal balance owing on this Note at any time may be evidenced by endorsements on this Note or by Lender's internal records, including daily computer print-outs. Lender will have no obligation to advance funds under this Note if: (A) Borrower or any guarantor is in default under the terms of this Note or any agreement that Borrower or any guarantor has with Lender, including any agreement made in connection with the signing of this Note; (B) Borrower or any guarantor ceases doing business or is insolvent; (C) any guarantor seeks, claims or otherwise attempts to limit, modify or revoke such guarantor's guarantee of this Note or any other loan with Lender; or (D) Borrower has applied funds provided pursuant to this Note for purposes other than those authorized by Lender.

THIS NOTE IS SECURED BY THE FOLLOWING:. Several Mortgages given from time to time, to secure performance by Mortgagor, Certificate of Deposit.

LETTER LOAN AGREEMENT. This loan is further supported by a Letter Loan Agreement dated 8/26/99. All terms and conditions of this agreement shall remain in full force and effect.

SUCCESSOR INTERESTS. The terms of this Note shall be binding upon Borrower, and upon Borrower's heirs, personal representatives, successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

NOTIFY US OF INACCURATE INFORMATION WE REPORT TO CONSUMER REPORTING AGENCIES. Please notify us if we report any inaccurate information about your account(s) to a consumer reporting agency. Your written notice describing the specific inaccuracy(ies) should be sent to us at the following address: Salin Bank And Trust Company, 8455 Keystone Crossing Drive, Indianapolis, IN 46240

GENERAL PROVISIONS. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS. BORROWER AGREES TO THE TERMS OF THE NOTE.

BORROWER ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THIS PROMISSORY NOTE.

BORROWER:

DAVIS HOMES, LLC

DAVIS HOLDING CORPORTION, ITS MANAGER-MEMBER, Member of Davis Homes, LLC

By: ______________________________
C. Richard Davis, Executive Vice President of Davis Holding Corportion, its Manager-Member

DAVIS INVESTMENTS, L.P., Member of Davis Homes, LLC

DAVIS HOLDING CORPORATION, ITS GENERAL PARTNER, Partner of Davis Investments, L.P.

By: ______________________________
C. Richard Davis, Executive Vice President of Davis Holding Corporation, its General Partner

REAL ESTATE MORTGAGE

THIS INDENTURE WITNESSETH: That Davis Homes, LLC, an Indiana limited liability company, (hereinafter referred to as "Mortgagors") of Marion County, State of Indiana, MORTGAGE and WARRANT to SALIN BANK AND TRUST COMPANY, 8455 Keystone Crossing Drive, Indianapolis, Indiana 46240 organized and existing under the laws of the State of Indiana (hereinafter referred to as "Bank"), the following described real estate (hereinafter referred to as "Mortgaged Premises") in Marion County, State of Indiana.

Lot Number 28 in Foxfire, Section 1, a subdivision in Marion County, Indiana, as per plat thereof recorded as Instrument Number 2001-143684 in the Office of the Recorder of Marion County, Indiana.

This Mortgage is one of several given from time to time, to secure performance by Mortgagor of the covenants and agreements contained in this Mortgage and to secure payment of (i) the principal of and interest on the indebtedness evidenced by a certain Promissory Note ("Note") dated May 31, 2002 executed and delivered by Mortgagor to Mortgagee in the principal sum of Three Million Five Hundred Thousand Dollars ($3,500,000.00), with the final payment due on or before June 1, 2003, and with interest computed on the unpaid balance from time to time at the rate set forth therein, and any other amounts payable to Mortgagee pursuant to the terms and provisions of the Note ("Primary Debt"); (ii) any and all debt evidenced by a certain letter loan agreement by and between Mortgagor and Mortgagee dated May 31, 2002 ("Loan Agreement"); (iii) all sums advanced and costs and expenses incurred by Mortgagee which are made or incurred pursuant to, or allowed by, the terms of this Mortgage, Note and Commitment Letter ("Advancements"); (iv) all costs of repossession, collection, disposition and reasonable attorneys' fees incurred by the Mortgagee ("Costs"); (v) all other indebtedness, obligations and liabilities of Borrower to Mortgagee, now existing or hereafter arising, whether fixed or contingent, direct or indirect, primary or secondary, joint or several, and regardless of how created or evidenced ("Additional Liabilities"); and (vi) any and all extensions or renewals of any of the foregoing indebtedness ("Extensions"). (Hereinafter, the Primary Debt, Loan Agreement, Advancements, Costs, Additional Liabilities and Extensions are referred together as the "Indebtedness").

The Mortgagors jointly and severally covenant and agree with the Bank that:

1. Mortgagors will pay when due all indebtedness secured hereby, on the dates and in the amounts, respectively, as provided in any note or other evidence of indebtedness secured by this Mortgage and in this Mortgage, with attorneys' fees, and without relief from valuation or appraisements laws.

2. Mortgagors will not permit any lien of mechanics or materialien to attach to the Mortgaged Premises.

3. Mortgagors will keep the Mortgaged Premises in good repair, and will not commit or permit waste thereon, and will pay when due all taxes and assessments levied or assessed against the Mortgaged Premises or any part thereof.

4. Mortgagors will procure and maintain in effect at all times adequate insurance from reliable insurance companies acceptable to the Bank against loss or destruction of the Mortgaged Premises on account of fire, windstorm and such other hazards and in such amounts as the Bank may require from time to time, and all such policies of insurance shall contain proper clauses making all sums recoverable upon such policies payable to the Bank and to the Mortgagors as their respective interests may appear; all such policies of insurance and all abstracts of title or title insurance policies with respect to the Mortgaged Premises shall be delivered to and retained by the Bank until the indebtedness secured hereby is fully paid.

5. Bank may, at its option, advance and pay all sums necessary to protect and preserve the security intended to be given by this Mortgage; and all sums so advanced and paid by Bank shall become a part of the indebtedness secured hereby and shall bear interest from date of payment at the same rate or rates as the principal indebtedness evidenced by any note or other evidence of indebtedness; and such sums may include, but not by way of limitation, (i) insurance premiums, taxes and assessments, and liens which may be or become prior and senior to this Mortgage as a lien on the Mortgaged Premises, or any part thereof; (ii) the cost of any abstracts of title, surveys, or other evidence which in the discretion of Bank may be required to establish and preserve the lien of this Mortgage; (iii) all costs, expenses and attorneys' fees incurred by Bank in respect of any and all legal or equitable actions which relate to this Mortgage or the Mortgaged Premises, during the existence of the indebtedness secured by this Mortgage; and (iv) the cost of any repairs deemed necessary and advisable by Bank to be made to the Mortgaged Premises.

6. Bank shall be subrogated to the rights of the holder of each lien or claim paid with moneys secured hereby; and Bank at its option, and on such terms as it may desire, may extend the time of payment of any part or all of the indebtedness secured hereby without in any way impairing the lien of this Mortgage or releasing Mortgagors or any of them from liability under this Mortgage or under any note or other evidence of indebtedness. If any default shall occur in the payments of any installment of indebtedness secured hereby, or in the performance of any covenant or agreement of Mortgagors hereunder, or if Mortgagors shall abandon the Mortgaged Premises, or shall be adjudged bankrupt, or if a trustee or receiver shall be appointed for Mortgagors or for any part of the Mortgaged Premises, then and in any such event all indebtedness secured hereby shall, at the option of Bank, become immediately due and payable without notice to Mortgagors, and this Mortgage may be foreclosed accordingly. The waiver by Bank of any default of Mortgagors shall not operate as a waiver of other defaults. Notice by Bank of its intention to exercise any right or option hereunder is hereby expressly waived by Mortgagors, and any one or more of Bank's rights or remedies hereunder may be enforced successively or concurrently. Any delay in enforcing any such right or remedy shall not prevent its later enforcement while Mortgagors shall be in default hereunder. In the event of the foreclosure of this Mortgage all abstracts of title and all title insurance policies for the Mortgaged Premises shall become the absolute property of Bank.

7. All rights and obligations of Mortgagors hereunder shall extend to and be binding upon the several heirs, representatives, successors and assigns of Mortgagors, and shall inure to the benefit of Bank, its successors and assigns. In the event this Mortgage is executed by only one person, corporation, or other entity, the word "Mortgagors" as used herein shall be construed to mean "Mortgagor", and the terms and provisions of this Mortgage construed accordingly.

8. All expenses which may be paid or incurred by or on behalf of Mortgagee in connection with the foreclosure of this Mortgage for reasonable attorneys' fees, appraisers' fees, outlays for documentary and expert evidence, stenographers' charges, publication costs and costs of procuring all title searches, policies and examinations and similar data and assurances with respect to title as Mortgagee reasonably may deem necessary to prosecute such suit shall constitute Advancements, shall be immediately due and payable by Mortgagor, with interest thereon as provided in the Note, and shall be allowed and included as Indebtedness in the judgement for sale. The proceeds of any foreclosure sale of the Mortgaged Property shall be distributed and applied in the following order or priority: First, on account of all Advancements incident to the foreclosure proceedings and all Costs; second, all other items which under the terms of this Mortgage constitute Indebtedness additional to the Primary Debt; third, all principal, interest and other amounts remaining unpaid on the Primary Debt; and fourth, any remainder to the person or persons entitled thereto as determined by the court in the foreclosure proceedings.

9. All notices pursuant to this Mortgage shall be in writing and shall be deemed to have been sufficiently given or served for all purposes when presented personally or sent by certified United States mail, addressed to Mortgagor at 3755 E. 82nd Street, Suite 120, Indianapolis, Indiana 46240; and to Mortgagee at 8455 Keystone Crossing Drive, Suite 100, Indianapolis, Indiana 46240, or at such other place as either party may, by notice in writing, designate as a place for service of notice.

10. Upon the occurrence of any of the events of default set forth in any instrument or agreement related to the Debt secured by this Mortgage, the Mortgagee is authorized to commence foreclosure proceedings against the Mortgaged Property through judicial proceedings, and in addition or alternatively to take any other actions permitted under applicable law. The Mortgaged Property may be sold in one parcel as an entirety or in such parcels, manner and order as Indiana law allows. The proceeds of such sale shall be retained by the Mortgagee up to the amounts due it, including costs of the sale, any environmental investigation and remediation paid for by the Mortgagee, and reasonable attorney's fees. By executing this Mortgage, the Mortgagor waives, in the event of foreclosure of this Mortgage or the enforcement by the Mortgagee of any other rights and remedies in this Mortgage, any right otherwise available in respect to marshaling of assets which secure the Debt or to require the Mortgagee to pursue its remedies against any such assets.

11. THE MORTGAGEE AND THE MORTGAGOR AFTER CONSULTING OR HAVING HAD THE OPPORTUNITY TO CONSULT WITH COUNSEL, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT EITHER OF THEM MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION BASED UPON OR ARISING OUT OF THIS MORTGAGE OR ANY RELATED INSTRUMENT OR AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS MORTGAGE OR ANY COURSE OF CONDUCT, DEALING, STATEMENTS, WHETHER ORAL OR WRITTEN OR ACTIONS OF EITHER OF THEM. NEITHER THE MORTGAGEE NOR THE MORTGAGOR SHALL SEEK TO CONSOLIDATE, BY COUNTERCLAIM OR OTHERWISE, ANY ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THESE PROVISIONS SHALL NOT BE DEEMED TO HAVE BEEN MODIFIED IN ANY RESPECT OR RELINQUISHED BY EITHER THE MORTGAGEE OR THE MORTGAGOR EXCEPT BY A WRITTEN INSTRUMENT EXECUTED BY BOTH OF THEM.

IN WITNESS WHEREOF, the Mortgagors have hereunto set their hands and seals this 8th day of April, 2002.

By: Davis Homes, LLC, an Indiana limited liability company, by its manager-member
Davis Holding Corporation, an Indiana corporation

By: ______________________________
David O. Trittipo, Vice President of Finance

STATE OF INDIANA)
) SS:
COUNTY OF MARION)

Before me, a Notary Public in and for said County and State, this 8th day of April, 2002 personally appeared David O. Trittipo, Vice President of Finance of Davis Homes, LLC, an Indiana limited liability company, who as such officer for and on its behalf acknowledged the execution of the foregoing Mortgage.

I hereby certify that I am not an officer or director of the Bank.

Witness my hand and Notarial Seal

My Commission Expires:

02/03/2008

My County of Residence is:
Hancock

Signature: ______________________________

Printed Name: Leigh Ann Barrett
Notary Public

This instrument was prepared by: C. Richard Davis, Vice President
Davis Homes, LLC
3755 E. 82nd Street, Ste. 120
Indianapolis, Indiana 46240

RESOLUTION OF CORPORATE LLC MEMBER

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$3,500,000.00	05-31-2002	06-01-2003	136931	4100	362219	441	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "****" has been omitted due to text length limitations.

Borrower: Davis Homes, LLC
3755 East 82nd Street Suite 120
Indianapolis, IN 46240

Lender: Salin Bank And Trust Company
8455 Keystone Crossing Drive
Indianapolis, IN 46240

Corporation: Davis Holding Corportion, its Manager-Member
3755 East 82nd Street Suite 120
Indianapolis, IN 46240

WE, THE UNDERSIGNED, DO HEREBY CERTIFY THAT:

ORGANIZATION. The Corporation is a corporation for profit which is, and at all times shall be, duly organized, validly existing, and in good standing under and by virtue of the laws of the Corporation's state of incorporation. The Corporation is duly authorized to transact business in the State of Indiana and all other states in which the Corporation is doing business, having obtained all necessary filings, governmental licenses and approvals for each state in which the Corporation is doing business. Specifically, the Corporation is, and at all times shall be, duly qualified as a foreign corporation in all states in which the failure to so qualify would have a material adverse effect on its business or financial condition. The Corporation has the full power and authority to own its properties and to transact the business in which it is presently engaged or presently proposes to engage. The Corporation maintains an office at 3755 East 82nd Street Suite 120, Indianapolis, IN 46240. Unless the Corporation has designated otherwise in writing, the principal office is the office at which the Corporation keeps its books and records including its records concerning the Collateral. The Corporation will notify Lender prior to any change in the location of the Corporation's state of organization or any change in the Corporation's name. The Corporation shall do all things necessary to preserve and to keep in full force and effect its existence, rights and privileges, and shall comply with all regulations, rules, ordinances, statutes, orders and decrees of any governmental or quasi-governmental authority or court applicable to the Corporation and the Corporation's business activities.

RELATIONSHIP TO BORROWER AND GRANTOR. The Corporation is a Member in Davis Homes, LLC. Davis Homes, LLC has applied or will be applying to Salin Bank And Trust Company ("Lender") for a loan or loans and other financial accommodations from Lender and has agreed to grant collateral for a loan or loans and other financial accommodations from Lender to Davis Homes, LLC, including those which may be described on any exhibit or schedule attached to this Resolution. The Corporation has considered the value to itself of Davis Homes, LLC obtaining the financial accommodations described above and granting the collateral.

AUTHORIZATION TO BE A MEMBER. The Corporation is authorized to be and become a Member in the Limited Liability Company named Davis Homes, LLC, whose office is at 3755 East 82nd Street Suite 120, Indianapolis, IN 46240.

RESOLUTIONS ADOPTED. At a meeting of the Directors of the Corporation, or if the Corporation is a close corporation having no Board of Directors then at a meeting of the Corporation's shareholders, duly called and held on May 31, 2002, at which a quorum was present and voting, or by other duly authorized action in lieu of a meeting, the resolutions set forth in this Resolution were adopted.

OFFICERS. The following named persons are officers of Davis Holding Corportion, its Manager-Member:

NAMES	TITLES	AUTHORIZED	ACTUAL SIGNATURES
C. Richard Davis	Executive Vice President	Y	X
David O Trittipo	Vice President of Finance	Y	X

ACTIONS AUTHORIZED. Any one (1) of the authorized persons listed above may enter into any agreements of any nature with Lender, and those agreements will bind the Corporation. Specifically, but without limitation, any one (1) of such authorized persons are authorized, empowered, and directed to do the following for and on behalf of the Corporation:

Execute Documents. To execute and deliver to Lender the form of Limited Liability Company Resolution and other loan documents submitted by Lender, confirming the nature and existence of Davis Homes, LLC, including the Corporation's participation in Davis Homes, LLC as a Member, and evidencing the terms of the loan from Lender to Davis Homes, LLC.

Authorize Officers. To authorize other officers or employees of the Corporation, from time to time, to act in their stead or as their successors on behalf of the Corporation as Member in Davis Homes, LLC.

Further Acts. In the case of lines of credit, to designate additional or alternate individuals as being authorized to request advances under such lines, and in all cases, to do and perform such other acts and things, to pay any and all fees and costs, and to execute and deliver such other documents and agreements, **including agreements waiving the right to a trial by jury,** as the officers may in their discretion deem reasonably necessary or proper in order to carry into effect the provisions of this Resolution.

NOTICES TO LENDER. The Corporation will promptly notify Lender in writing at Lender's address shown above (or such other addresses as Lender may designate from time to time) prior to any (A) change in the Corporation's name; (B) change in the Corporation's assumed business name(s); (C) change in the management of the Corporation; (D) change in the authorized signer(s); (E) change in the Corporation's principal office address; (F) change in the Corporation's state of organization; (G) conversion of the Corporation to a new or different type of business entity; or (H) change in any other aspect of the Corporation that directly or indirectly relates to any agreements between the Corporation and Lender. No change in the Corporation's name or state of organization will take effect until after Lender has received notice

PARTICIPATION AUTHORIZED. The Corporation's participation in Davis Homes, LLC as a Member and the execution, delivery, and performance of the documents described herein have been duly authorized by all necessary action by the Corporation and do not conflict with, result in a violation of, or constitute a default under (A) any provision of its articles of incorporation, bylaws, or any agreement or other instrument binding upon the Corporation or (B) any law, governmental regulation, court decree, or order applicable to the Corporation.

CERTIFICATION CONCERNING OFFICERS AND RESOLUTIONS. The officers named above are duly elected, appointed, or employed by or for the Corporation, as the case may be, and occupy the positions set opposite their respective names. This Resolution now stands of record on the books of the Corporation, is in full force and effect, and has not been modified or revoked in any manner whatsoever.

NO CORPORATE SEAL. The Corporation has no corporate seal, and therefore, no seal is affixed to this Resolution.

CONTINUING VALIDITY. Any and all acts authorized pursuant to this Resolution and performed prior to the passage of this Resolution are hereby ratified and approved. This Resolution shall be continuing, shall remain in full force and effect and Lender may rely on it until written notice of its revocation shall have been delivered to and received by Lender at Lender's address shown above (or such addresses as Lender may designate from time to time). Any such notice shall not affect any of the Corporation's agreements or commitments in effect at the time notice is given.

IN TESTIMONY WHEREOF, We have hereunto set our hand and attest that the signatures set opposite the names listed above are their genuine signatures.

We each have read all the provisions of this Resolution, and we each personally and on behalf of the Corporation certify that all statements and representations made in this Resolution are true and correct. This Resolution of Corporate LLC Member is dated May 31, 2002.

CERTIFIED TO AND ATTESTED BY:

X
C. Richard Davis, Executive Vice President

X
David O Trittipo, Vice President of Finance

LIMITED LIABILITY COMPANY RESOLUTION TO BORROW / GRANT COLLATERAL

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$3,500,000.00	05-31-2002	06-01-2003	136931			441	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "****" has been omitted due to text length limitations.

Company: Davis Homes, LLC
3755 East 82nd Street Suite 120
Indianapolis, IN 46240

Lender: Salin Bank And Trust Company
8455 Keystone Crossing Drive
Indianapolis, IN 46240

WE, THE UNDERSIGNED, DO HEREBY CERTIFY THAT:

THE COMPANY'S EXISTENCE. The complete and correct name of the Company is Davis Homes, LLC ("Company"). The Company is a limited liability company which is, and at all times shall be, duly organized, validly existing, and in good standing under and by virtue of the laws of the State of Indiana. The Company is duly authorized to transact business in all other states in which the Company is doing business, having obtained all necessary filings, governmental licenses and approvals for each state in which the Company is doing business. Specifically, the Company is, and at all times shall be, duly qualified as a foreign limited liability company in all states in which the failure to so qualify would have a material adverse effect on its business or financial condition. The Company has the full power and authority to own its properties and to transact the business in which it is presently engaged or presently proposes to engage. The Company maintains an office at 3755 East 82nd Street Suite 120, Indianapolis, IN 46240. Unless the Company has designated otherwise in writing, the principal office is the office at which the Company keeps its books and records. The Company will notify Lender prior to any change in the location of the Company's state of organization or any change in the Company's name. The Company shall do all things necessary to preserve and to keep in full force and effect its existence, rights and privileges, and shall comply with all regulations, rules, ordinances, statutes, orders and decrees of any governmental or quasi-governmental authority or court applicable to the Company and the Company's business activities.

RESOLUTIONS ADOPTED. At a meeting of the members of the Company, duly called and held on May 31, 2002, at which a quorum was present and voting, or by other duly authorized action in lieu of a meeting, the resolutions set forth in this Resolution were adopted.

MEMBERS. The following named entities are members of Davis Homes, LLC:

NAMES	TITLES	AUTHORIZED	ACTUAL SIGNATURES
Davis Holding Corporation, Its Manager-Member		Y	
Davis Investments, L.P.		Y	

ACTIONS AUTHORIZED. All of the authorized entities listed above may enter into any agreements of any nature with Lender, and those agreements will bind the Company. Specifically, but without limitation, all of such authorized entities are authorized, empowered, and directed to do the following for and on behalf of the Company:

Borrow Money. To borrow, as a cosigner or otherwise, from time to time from Lender, on such terms as may be agreed upon between the Company and Lender, such sum or sums of money as in their judgment should be borrowed, without limitation.

Execute Notes. To execute and deliver to Lender the promissory note or notes, or other evidence of the Company's credit accommodations, on Lender's forms, at such rates of interest and on such terms as may be agreed upon, evidencing the sums of money so borrowed or any of the Company's indebtedness to Lender, and also to execute and deliver to Lender one or more renewals, extensions, modifications, refinancings, consolidations, or substitutions for one or more of the notes, any portion of the notes, or any other evidence of credit accommodations.

Grant Security. To mortgage, pledge, transfer, endorse, hypothecate, or otherwise encumber and deliver to Lender any property now or hereafter belonging to the Company or in which the Company now or hereafter may have an interest, including without limitation all real property and all personal property (tangible or intangible) of the Company, as security for the payment of any loans or credit accommodations so obtained, any promissory notes so executed (including any amendments to or modifications, renewals, and extensions of such promissory notes), or any other or further indebtedness of the Company to Lender at any time owing, however the same may be evidenced. Such property may be mortgaged, pledged, transferred, endorsed, hypothecated or encumbered at the time such loans are obtained or such indebtedness is incurred, or at any other time or times, and may be either in addition to or in lieu of any property theretofore mortgaged, pledged, transferred, endorsed, hypothecated or encumbered.

Execute Security Documents. To execute and deliver to Lender the forms of mortgage, deed of trust, pledge agreement, hypothecation agreement, and other security agreements and financing statements which Lender may require and which shall evidence the terms and conditions under and pursuant to which such liens and encumbrances, or any of them, are given; and also to execute and deliver to Lender any other written instruments, any chattel paper, or any other collateral, of any kind or nature, which Lender may deem necessary or proper in connection with or pertaining to the giving of the liens and encumbrances. Notwithstanding the foregoing, any one of the above authorized persons may execute, deliver, or record financing statements.

Negotiate Items. To draw, endorse, and discount with Lender all drafts, trade acceptances, promissory notes, or other evidences of indebtedness payable to or belonging to the Company or in which the Company may have an interest, and either to receive cash for the same or to cause such proceeds to be credited to the Company's account with Lender, or to cause such other disposition of the proceeds derived therefrom as they may deem advisable.

Further Acts. In the case of lines of credit, to designate additional or alternate individuals as being authorized to request advances under such lines, and in all cases, to do and perform such other acts and things, to pay any and all fees and costs, and to execute and deliver such other documents and agreements, **including agreements waiving the right to a trial by jury**, as the members may in their discretion deem reasonably necessary or proper in order to carry into effect the provisions of this Resolution.

ASSUMED BUSINESS NAMES. The Company has filed or recorded all documents or filings required by law relating to all assumed business names used by the Company. Excluding the name of the Company, the following is a complete list of all assumed business names under which the Company does business: None.

NOTICES TO LENDER. The Company will promptly notify Lender in writing at Lender's address shown above (or such other addresses as Lender may designate from time to time) prior to any (A) change in the Company's name; (B) change in the Company's assumed business name(s); (C) change in the management or in the Members of the Company; (D) change in the authorized signer(s); (E) change in the Company's principal office address; (F) change in the Company's state of organization; (G) conversion of the Company to a new or different type of business entity; or (H) change in any other aspect of the Company that directly or indirectly relates to any agreements between the Company and Lender. No change in the Company's name or state of organization will take effect until after Lender has received notice

CERTIFICATION CONCERNING MEMBERS AND RESOLUTIONS. The members named above are duly elected, appointed, or employed by or for the Company, as the case may be, and occupy the positions set opposite their respective names. This Resolution now stands of record on the books of the Company, is in full force and effect, and has not been modified or revoked in any manner whatsoever.

CONTINUING VALIDITY. Any and all acts authorized pursuant to this Resolution and performed prior to the passage of this Resolution are hereby ratified and approved. This Resolution shall be continuing, shall remain in full force and effect and Lender may rely on it until written notice of its revocation shall have been delivered to and received by Lender at Lender's address shown above (or such addresses as Lender may designate from time to time). Any such notice shall not affect any of the Company's agreements or commitments in effect at the time notice is given.

IN TESTIMONY WHEREOF, We have hereunto set our hand and attest that the signatures set opposite the names listed above are their genuine signatures.

We each have read all the provisions of this Resolution, and we each personally and on behalf of the Company certify that all statements and representations made in this Resolution are true and correct. This Limited Liability Company Resolution to Borrow / Grant Collateral is dated May 31, 2002.

CERTIFIED TO AND ATTESTED BY:

DAVIS INVESTMENTS, L.P.

DAVIS HOLDING CORPORATION, ITS GENERAL PARTNER, Partner of Davis Investments, L.P.

By: ______________________
C Richard Davis, Executive Vice President of Davis Holding Corporation, Its General Partner

DAVIS HOLDING CORPORATION, ITS MANAGER-MEMBER

By: ______________________
C Richard Davis, Executive Vice President of Davis Holding Corporation, Its Manager-Member

NOTE: If the members signing this Resolution are designated by the foregoing document as one of the members authorized to act on the Company's behalf, it is advisable to have this Resolution signed by at least one non-authorized member of the Company.

AUTHORIZATION OF PARTNERSHIP LLC MEMBER

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$3,500,000.00	05-31-2002	06-01-2003	136931			441	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "****" has been omitted due to text length limitations.

Borrower: Davis Homes, LLC
3755 East 82nd Street Suite 120
Indianapolis, IN 46240

Lender: Salin Bank And Trust Company
8455 Keystone Crossing Drive
Indianapolis, IN 46240

Partnership: Davis Investments, L.P.
3755 East 82nd Street Suite 120
Indianapolis, IN 46240

I, THE UNDERSIGNED, DO HEREBY CERTIFY THAT:

ORGANIZATION. The Partnership is a partnership which is, and at all times shall be, duly organized, validly existing, and in good standing under and by virtue of the laws of the State of Indiana. The Partnership is duly authorized to transact business in all other states in which the Partnership is doing business, having obtained all necessary filings, governmental licenses and approvals for each state in which the Partnership is doing business. Specifically, the Partnership is, and at all times shall be, duly qualified as a foreign partnership in all states in which the failure to so qualify would have a material adverse effect on its business or financial condition. The Partnership has the full power and authority to own its properties and to transact the business in which it is presently engaged or presently proposes to engage. The Partnership maintains an office at 3755 East 82nd Street Suite 120, Indianapolis, IN 46240. Unless the Partnership has designated otherwise in writing, the principal office is the office at which the Partnership keeps its books and records including its records concerning the Collateral. The Partnership will notify Lender prior to any change in the location of the Partnership's principal office address or any change in the Partnership's name. The Partnership shall do all things necessary to preserve and to keep in full force and effect its existence, rights and privileges, and shall comply with all regulations, rules, ordinances, statutes, orders and decrees of any governmental or quasi-governmental authority or court applicable to the Partnership and the Partnership's business activities.

RELATIONSHIP TO BORROWER AND GRANTOR. The Partnership is a Member in Davis Homes, LLC. Davis Homes, LLC has applied or will be applying to Salin Bank And Trust Company ("Lender") for a loan or loans and other financial accommodations from Lender and has agreed to grant collateral for a loan or loans and other financial accommodations from Lender to Davis Homes, LLC, including those which may be described on any exhibit or schedule attached to this Authorization. The Partnership has considered the value to itself of Davis Homes, LLC obtaining the financial accommodations described above and granting the collateral.

AUTHORIZATION TO BE A MEMBER. The Partnership is authorized to be and become a Member in the Limited Liability Company named Davis Homes, LLC, whose office is at 3755 East 82nd Street Suite 120, Indianapolis, IN 46240.

AUTHORIZATIONS ADOPTED. At a meeting of the partners of the Partnership, duly called and held on May 31, 2002, or by other duly authorized action in lieu of a meeting, the agreements and authorizations set forth in this Authorization were adopted.

PARTNER. The following named entity is a partner of Davis Investments, L.P.:

NAMES	TITLES	AUTHORIZED	ACTUAL SIGNATURES
Davis Holding Corporation, Its General Partner	General Partner	Y	

ACTIONS AUTHORIZED. The authorized entity listed above may enter into any agreements of any nature with Lender, and those agreements will bind the Partnership. Specifically, but without limitation, the authorized entity is authorized, empowered, and directed to do the following for and on behalf of the Partnership:

Execute Documents. To execute and deliver to Lender the form of Limited Liability Company Resolution and other loan documents submitted by Lender, confirming the nature and existence of Davis Homes, LLC, including the Partnership's participation in Davis Homes, LLC as a Member, and evidencing the terms of the loan from Lender to Davis Homes, LLC.

Authorize Partners. To authorize other partners or employees of the Partnership, from time to time, to act in its stead or as its successors on behalf of the Partnership as Member in Davis Homes, LLC.

Further Acts. In the case of lines of credit, to designate additional or alternate individuals as being authorized to request advances under such lines, and in all cases, to do and perform such other acts and things, to pay any and all fees and costs, and to execute and deliver such other documents and agreements, including **agreements waiving the right to a trial by jury**, as the partner may in its discretion deem reasonably necessary or proper in order to carry into effect the provisions of this Authorization.

NOTICES TO LENDER. The Partnership will promptly notify Lender in writing at Lender's address shown above (or such other addresses as Lender may designate from time to time) prior to any (A) change in the Partnership's name; (B) change in the Partnership's assumed business name(s); (C) change in the partners of the Partnership, including the addition of new partners or the departure of current partners from the Partnership; (D) change in the authorized signer(s); (E) change in the Partnership's principal office address; (F) change in the Partnership's state of organization; (G) conversion of the Partnership to a new or different type of business entity; or (H) change in any other aspect of the Partnership that directly or indirectly relates to any agreements between the Partnership and Lender. No change in the Partnership's name, state or organization, or principal office address will take effect until after Lender has received notice

PARTICIPATION AUTHORIZED. The Partnership's participation in Davis Homes, LLC as a Member and the execution, delivery, and performance of the documents described herein have been duly authorized by all necessary action by the Partnership and do not conflict with, result in a violation of, or constitute a default under (A) any provision of its agreements of partnership or organization, or any agreement or other instrument binding upon the Partnership or (B) any law, governmental regulation, court decree, or order applicable to the Partnership.

CERTIFICATION CONCERNING PARTNERS AND AUTHORIZATIONS. The partner named above is duly elected, appointed, or employed by or for the Partnership, as the case may be, and occupies the position set opposite its respective name. This Authorization now stands of record on the books of the Partnership, is in full force and effect, and has not been modified or revoked in any manner whatsoever.

CONTINUING VALIDITY. Any and all acts authorized pursuant to this Authorization and performed prior to the passage of this Authorization are hereby ratified and approved. This Authorization shall be continuing, shall remain in full force and effect and Lender may rely on it until written notice of its revocation shall have been delivered to and received by Lender at Lender's address shown above (or such addresses as Lender may designate from time to time). Any such notice shall not affect any of the Partnership's agreements or commitments in effect at the time notice is given.

IN TESTIMONY WHEREOF, I have hereunto set my hand and attest that the signature set opposite the name listed above is its genuine signature.

I have read all the provisions of this Authorization, and I jointly and severally and on behalf of the Partnership certify that all statements and representations made in this Authorization are true and correct. This Authorization of Partnership LLC Member is dated May 31, 2002.

CERTIFIED TO AND ATTESTED BY:

DAVIS HOLDING CORPORATION, ITS GENERAL PARTNER

By: ______________________
C Richard Davis, Executive Vice President of Davis Holding Corporation, Its General Partner

DISBURSEMENT REQUEST AND AUTHORIZATION

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$3,500,000.00	05-31-2002	06-01-2003	136931	4100	362219	441	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "****" has been omitted due to text length limitations.

Borrower: Davis Homes, LLC
3755 East 82nd Street Suite 120
Indianapolis, IN 46240

Lender: Salin Bank And Trust Company
8455 Keystone Crossing Drive
Indianapolis, IN 46240

LOAN TYPE. This is a Variable Rate Nondisclosable Revolving Line of Credit Loan to a Limited Liability Company for $3,500,000.00 due on June 1, 2003. The reference rate (Prime Rate as published in the "Money Rates" column of The Wall Street Journal, currently 4.750%), resulting in an initial rate of 4.750. This is a secured renewal loan.

PRIMARY PURPOSE OF LOAN. The primary purpose of this loan is for:

☐ Personal, Family, or Household Purposes or Personal Investment.

☒ Business (Including Real Estate Investment).

SPECIFIC PURPOSE. The specific purpose of this loan is: Renew #136931.

DISBURSEMENT INSTRUCTIONS. Borrower understands that no loan proceeds will be disbursed until all of Lender's conditions for making the loan have been satisfied. Please disburse the loan proceeds of $3,500,000.00 as follows:

Other Disbursements: $2,675,350.70 Renew #136931 $824,649.30 AVAILABLE TO DRAW	$3,500,000.00
Note Principal:	$3,500,000.00

CHARGES PAID IN CASH. Borrower has paid or will pay in cash as agreed the following charges:

Prepaid Finance Charges Paid in Cash:	$0.00
Other Charges Paid in Cash: $8,750.00 Loan Processing Fee $10,999.35 Interest through 5/31/02	$19,749.35
Total Charges Paid in Cash:	$19,749.35

FINANCIAL CONDITION. BY SIGNING THIS AUTHORIZATION, BORROWER REPRESENTS AND WARRANTS TO LENDER THAT THE INFORMATION PROVIDED ABOVE IS TRUE AND CORRECT AND THAT THERE HAS BEEN NO MATERIAL ADVERSE CHANGE IN BORROWER'S FINANCIAL CONDITION AS DISCLOSED IN BORROWER'S MOST RECENT FINANCIAL STATEMENT TO LENDER. THIS AUTHORIZATION IS DATED MAY 31, 2002.

BORROWER:

DAVIS HOMES, LLC

DAVIS HOLDING CORPORTION, ITS MANAGER-MEMBER, Member of Davis Homes, LLC

By: ______________________________
C. Richard Davis, Executive Vice President of Davis Holding Corportion, its Manager-Member

DAVIS INVESTMENTS, L.P., Member of Davis Homes, LLC

DAVIS HOLDING CORPORATION, ITS GENERAL PARTNER, Partner of Davis Investments, L.P.

By: ______________________________
C. Richard Davis, Executive Vice President of Davis Holding Corporation, its General Partner

Salin Bank
AND TRUST COMPANY

PROMISSORY NOTE

Principal	Loan Date	Maturity	Loan No	Call / Coll	Account	Officer	Initials
$1,500,000.00	09-24-2002	01-01-2004	151741	4100	362219	441	

References in the shaded area are for Lender's use only and do not limit the applicability of this document to any particular loan or item. Any item above containing "****" has been omitted due to text length limitations.

Borrower: Davis Homes, LLC.
3755 East 82nd Street Suite 120
Indianapolis, IN 46240

Lender: Salin Bank And Trust Company
Indianapolis Center
8455 Keystone Crossing Drive, Suite 100
Indianapolis, IN 46240

Principal Amount: $1,500,000.00 **Initial Rate: 4.750%** **Date of Note: September 24, 2002**

PROMISE TO PAY. Davis Homes, LLC. ("Borrower") promises to pay to Salin Bank And Trust Company ("Lender"), or order, in lawful money of the United States of America, the principal amount of One Million Five Hundred Thousand & 00/100 Dollars ($1,500,000.00) or so much as may be outstanding, together with interest on the unpaid outstanding principal balance of each advance. Interest shall be calculated from the date of each advance until repayment of each advance.

PAYMENT. Borrower will pay this loan in one payment of all outstanding principal plus all accrued unpaid interest on January 1, 2004. In addition, Borrower will pay regular monthly payments of all accrued unpaid interest due as of each payment date, beginning November 1, 2002, with all subsequent interest payments to be due on the same day of each month after that. Unless otherwise agreed or required by applicable law, payments will be applied first to accrued unpaid interest, then to principal, and any remaining amount to any unpaid collection costs and late charges. The annual interest rate for this Note is computed on a 365/360 basis; that is, by applying the ratio of the annual interest rate over a year of 360 days, multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. Borrower will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing.

VARIABLE INTEREST RATE. The interest rate on this Note is subject to change from time to time based on changes in an independent index which is the Prime Rate as published in the "Money Rates" column of The Wall Street Journal (the "Index"). The Index is not necessarily the lowest rate charged by Lender on its loans. If the Index becomes unavailable during the term of this loan, Lender may designate a substitute index after notice to Borrower. Lender will tell Borrower the current Index rate upon Borrower's request. The interest rate change will not occur more often than each day. Borrower understands that Lender may make loans based on other rates as well. **The Index currently is 4.750% per annum. The interest rate to be applied to the unpaid principal balance of this Note will be at a rate equal to the Index, resulting in an initial rate of 4.750% per annum.** NOTICE: Under no circumstances will the interest rate on this Note be more than the maximum rate allowed by applicable law.

PREPAYMENT. Borrower may pay without penalty all or a portion of the amount owed earlier than it is due. Early payments will not, unless agreed to by Lender in writing, relieve Borrower of Borrower's obligation to continue to make payments of accrued unpaid interest. Rather, early payments will reduce the principal balance due. Borrower agrees not to send Lender payments marked "paid in full", "without recourse", or similar language. If Borrower sends such a payment, Lender may accept it without losing any of Lender's rights under this Note, and Borrower will remain obligated to pay any further amount owed to Lender. All written communications concerning disputed amounts, including any check or other payment instrument that indicates that the payment constitutes "payment in full" of the amount owed or that is tendered with other conditions or limitations or as full satisfaction of a disputed amount must be mailed or delivered to: Salin Bank And Trust Company, Indianapolis Center, 8455 Keystone Crossing Drive, Suite 100, Indianapolis, IN 46240.

LATE CHARGE. *If a payment is 10 days or more late, Borrower will be charged* **5.000% of the regularly scheduled payment or $36.00, whichever is greater.**

INTEREST AFTER DEFAULT. Upon default, including failure to pay upon final maturity, Lender, at its option, may, if permitted under applicable law, increase the variable interest rate on this Note to 3.000 percentage points over the Index. The interest rate will not exceed the maximum rate permitted by applicable law.

DEFAULT. Each of the following shall constitute an event of default ("Event of Default") under this Note:

Payment Default. Borrower fails to make any payment when due under this Note.

Other Defaults. Borrower fails to comply with or to perform any other term, obligation, covenant or condition contained in this Note or in any of the related documents or to comply with or to perform any term, obligation, covenant or condition contained in any other agreement between Lender and Borrower.

Default in Favor of Third Parties. Borrower or any Grantor defaults under any loan, extension of credit, security agreement, purchase or sales agreement, or any other agreement, in favor of any other creditor or person that may materially affect any of Borrower's property or Borrower's ability to repay this Note or perform Borrower's obligations under this Note or any of the related documents.

False Statements. Any warranty, representation or statement made or furnished to Lender by Borrower or on Borrower's behalf under this Note or the related documents is false or misleading in any material respect, either now or at the time made or furnished or becomes false or misleading at any time thereafter.

Death or Insolvency. The dissolution of Borrower (regardless of whether election to continue is made), any member withdraws from Borrower, or any other termination of Borrower's existence as a going business or the death of any member, the insolvency of Borrower, the appointment of a receiver for any part of Borrower's property, any assignment for the benefit of creditors, any type of creditor workout, or the commencement of any proceeding under any bankruptcy or insolvency laws by or against Borrower.

Creditor or Forfeiture Proceedings. Commencement of foreclosure or forfeiture proceedings, whether by judicial proceeding, self-help, repossession or any other method, by any creditor of Borrower or by any governmental agency against any collateral securing the loan. This includes a garnishment of any of Borrower's accounts, including deposit accounts, with Lender. However, this Event of Default shall not apply if there is a good faith dispute by Borrower as to the validity or reasonableness of the claim which is the basis of the creditor or forfeiture proceeding and if Borrower gives Lender written notice of the creditor or forfeiture proceeding and deposits with Lender monies or a surety bond for the creditor or forfeiture proceeding, in an amount determined by Lender, in its sole discretion, as being an adequate reserve or bond for the dispute.

Events Affecting Guarantor. Any of the preceding events occurs with respect to any guarantor, endorser, surety, or accommodation party of any of the indebtedness or any guarantor, endorser, surety, or accommodation party dies or becomes incompetent, or revokes or disputes the validity of, or liability under, any guaranty of the indebtedness evidenced by this Note. In the event of a death, Lender, at its option, may, but shall not be required to, permit the guarantor's estate to assume unconditionally the obligations arising under the guaranty in a manner satisfactory to Lender, and, in doing so, cure any Event of Default.

Adverse Change. A material adverse change occurs in Borrower's financial condition, or Lender believes the prospect of payment or performance of this Note is impaired.

Cure Provisions. If any default, other than a default in payment is curable and if Borrower has not been given a notice of a breach of the same provision of this Note within the preceding twelve (12) months, it may be cured (and no event of default will have occurred) if Borrower, after receiving written notice from Lender demanding cure of such default: (1) cures the default within fifteen (15) days; or (2) if the cure requires more than fifteen (15) days, immediately initiates steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continues and completes all reasonable and necessary steps sufficient to produce compliance as soon as reasonably practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire unpaid principal balance on this Note and all accrued unpaid interest immediately due, and then Borrower will pay that amount. Under all circumstances, the Indebtedness will be repaid without relief from any Indiana or other valuation and appraisement laws.

ATTORNEYS' FEES; EXPENSES. Lender may hire or pay someone else to help collect this Note if Borrower does not pay. Borrower will pay Lender that amount. This includes, subject to any limits under applicable law, Lender's attorneys' fees and Lender's legal expenses, whether or not there is a lawsuit, including without limitation all attorneys' fees and legal expenses for bankruptcy proceedings (including efforts to modify or vacate any automatic stay or injunction), and appeals. If not prohibited by applicable law, Borrower also will pay any court costs, in addition to all other sums provided by law.

JURY WAIVER. Lender and Borrower hereby waive the right to any jury trial in any action, proceeding, or counterclaim brought by either Lender or Borrower against the other.

GOVERNING LAW. **This Note will be governed by, construed and enforced in accordance with federal law and the laws of the State of Indiana. This Note has been accepted by Lender in the State of Indiana.**

CHOICE OF VENUE. If there is a lawsuit, Borrower agrees upon Lender's request to submit to the jurisdiction of the courts of Marion County, State of Indiana.

RIGHT OF SETOFF. To the extent permitted by applicable law, Lender reserves a right of setoff in all Borrower's accounts with Lender (whether checking, savings, or some other account). This includes all accounts Borrower holds jointly with someone else and all accounts Borrower may open in the future. However, this does not include any IRA or Keogh accounts, or any trust accounts for which setoff would be prohibited by law. Borrower authorizes Lender, to the extent permitted by applicable law, to charge or setoff all sums owing on the indebtedness against any and all such accounts.

COLLATERAL. Borrower acknowledges this Note is secured by the following collateral described in the security instrument listed herein, all the terms and conditions of which are hereby incorporated and made a part of this Note: a Mortgage dated September 24, 2002, to Lender on real property located in Hamilton County, State of Indiana.

LINE OF CREDIT. This Note evidences a revolving line of credit. Advances under this Note, as well as directions for payment from Borrower's accounts, may be requested orally or in writing by Borrower or by an authorized person. Lender may, but need not, require that all oral requests be confirmed in writing. Borrower agrees to be liable for all sums either: (A) advanced in accordance with the instructions of an authorized person or (B) credited to any of Borrower's accounts with Lender. The unpaid principal balance owing on this Note at any time may be evidenced by endorsements on this Note or by Lender's internal records, including daily computer print-outs. Lender will have no obligation to advance funds under this Note if: (A) Borrower or any guarantor is in default under the terms of this Note or any agreement that Borrower or any guarantor has with Lender, including any agreement made in connection with the signing of this Note; (B) Borrower or any guarantor ceases doing business or is insolvent; (C) any guarantor seeks, claims or otherwise attempts to limit, modify or revoke such guarantor's guarantee of this Note or any other loan with Lender; or (D) Borrower has applied funds provided pursuant to this Note for purposes other than those authorized by Lender.

THIS NOTE IS SECURED BY THE FOLLOWING:. Real estate mortgage dated 9/24/02.

SUCCESSOR INTERESTS. The terms of this Note shall be binding upon Borrower, and upon Borrower's heirs, personal representatives, successors and assigns, and shall inure to the benefit of Lender and its successors and assigns.

NOTIFY US OF INACCURATE INFORMATION WE REPORT TO CONSUMER REPORTING AGENCIES. Please notify us if we report any inaccurate information about your account(s) to a consumer reporting agency. Your written notice describing the specific inaccuracy(ies) should be sent to us at the following address: Salin Bank And Trust Company, Indianapolis Center, 8455 Keystone Crossing Drive, Suite 100, Indianapolis, IN 46240

GENERAL PROVISIONS. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. Borrower and any other person who signs, guarantees or endorses this Note, to the extent allowed by law, waive presentment, demand for payment, and notice of dishonor. Upon any change in the terms of this Note, and unless otherwise expressly stated in writing, no party who signs this Note, whether as maker, guarantor, accommodation maker or endorser, shall be released from liability. All such parties agree that Lender may renew or extend (repeatedly and for any length of time) this loan or release any party or guarantor or collateral; or impair, fail to realize upon or perfect Lender's security interest in the collateral; and take any other action deemed necessary by Lender without the consent of or notice to anyone. All such parties also agree that Lender may modify this loan without the consent of or notice to anyone other than the party with whom the modification is made. The obligations under this Note are joint and several.

PRIOR TO SIGNING THIS NOTE, BORROWER READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE, INCLUDING THE VARIABLE INTEREST RATE PROVISIONS. BORROWER AGREES TO THE TERMS OF THE NOTE.

BORROWER ACKNOWLEDGES RECEIPT OF A COMPLETED COPY OF THIS PROMISSORY NOTE.

BORROWER:

DAVIS HOMES, LLC.

DAVIS HOLDING CORPORATION, Member of Davis Homes, LLC.

By: ______________________________
C. Richard Davis, Vice President of Davis Holding Corporation

REAL ESTATE MORTGAGE

THIS INDENTURE WITNESSETH: That Davis Homes, LLC, an Indiana limited liability company, (hereinafter referred to as "Mortgagors") of Marion County, State of Indiana, MORTGAGE and WARRANT to SALIN BANK AND TRUST COMPANY, 8455 Keystone Crossing Drive, Indianapolis, Indiana 46240 organized and existing under the laws of the State of Indiana (hereinafter referred to as "Bank"), the following described real estate (hereinafter referred to as "Mortgaged Premises") in Marion County, State of Indiana.

See Attached Exhibit A.

This Mortgage is one of several given from time to time, to secure performance by Mortgagor of the covenants and agreements contained in this Mortgage and to secure payment of (i) the principal of and interest on the indebtedness evidenced by a certain Promissory Note ("Note") dated September 24, 2002 executed and delivered by Mortgagor to Mortgagee in the principal sum of One Million Five Hundred Thousand Dollars ($1,500,000.00), with the final payment due on or before December 31, 2004, and with interest computed on the unpaid balance from time to time at the rate set forth therein, and any other amounts payable to Mortgagee pursuant to the terms and provisions of the Note ("Primary Debt"); (ii) any and all debt evidenced by a certain letter loan agreement by and between Mortgagor and Mortgagee dated May 31, 2002 ("Loan Agreement"); (iii) all sums advanced and costs and expenses incurred by Mortgagee which are made or incurred pursuant to, or allowed by, the terms of this Mortgage, Note and Commitment Letter ("Advancements"); (iv) all costs of repossession, collection, disposition and reasonable attorneys' fees incurred by the Mortgagee ("Costs"); (v) all other indebtedness, obligations and liabilities of Borrower to Mortgagee, now existing or hereafter arising, whether fixed or contingent, direct or indirect, primary or secondary, joint or several, and regardless of how created or evidenced ("Additional Liabilities"); and (vi) any and all extensions or renewals of any of the foregoing indebtedness ("Extensions"). (Hereinafter, the Primary Debt, Loan Agreement, Advancements, Costs, Additional Liabilities and Extensions are referred together as the "Indebtedness").

The Mortgagors jointly and severally covenant and agree with the Bank that:

1. Mortgagors will pay when due all indebtedness secured hereby, on the dates and in the amounts, respectively, as provided in any note or other evidence of indebtedness secured by this Mortgage and in this Mortgage, with attorneys' fees, and without relief from valuation or appraisements laws.

2. Mortgagors will not permit any lien of mechanics or materialien to attach to the Mortgaged Premises.

3. Mortgagors will keep the Mortgaged Premises in good repair, and will not commit or permit waste thereon, and will pay when due all taxes and assessments levied or assessed against the Mortgaged Premises or any part thereof.

4. Mortgagors will procure and maintain in effect at all times adequate insurance from reliable insurance companies acceptable to the Bank against loss or destruction of the Mortgaged Premises on account of fire, windstorm and such other hazards and in such amounts as the Bank may require from time to time, and all such policies of insurance shall contain proper clauses making all sums recoverable upon such policies payable to the Bank and to the Mortgagors as their respective interests may appear; all such policies of insurance and all abstracts of title or title insurance policies with respect to the Mortgaged Premises shall be delivered to and retained by the Bank until the indebtedness secured hereby is fully paid.

5. Bank may, at its option, advance and pay all sums necessary to protect and preserve the security intended to be given by this Mortgage; and all sums so advanced and paid by Bank shall become a part of the indebtedness secured hereby and shall bear interest from date of payment at the same rate or rates as the principal indebtedness evidenced by any note or other evidence of indebtedness; and such sums may include, but not by way of limitation, (i) insurance premiums, taxes and assessments, and liens which may be or become prior and senior to this Mortgage as a lien on the Mortgaged Premises, or any part thereof; (ii) the cost of any abstracts of title, surveys, or other evidence which in the discretion of Bank may be required to establish and preserve the lien of this Mortgage; (iii) all costs, expenses and attorneys' fees incurred by Bank in respect of any and all legal or equitable actions which relate to this Mortgage or the Mortgaged Premises, during the existence of the indebtedness secured by this Mortgage; and (iv) the cost of any repairs deemed necessary and advisable by Bank to be made to the Mortgaged Premises.

6. Bank shall be subrogated to the rights of the holder of each lien or claim paid with moneys secured hereby; and Bank at its option, and on such terms as it may desire, may extend the time of payment of any part or all of the indebtedness secured hereby without in any way impairing the lien of this Mortgage or releasing Mortgagors or any of them from liability under this Mortgage or under any note or other evidence of indebtedness. If any default shall occur in the payments of any installment of indebtedness secured hereby, or in the performance of any covenant or agreement of Mortgagors hereunder, or if Mortgagors shall abandon the Mortgaged Premises, or shall be adjudged bankrupt, or if a trustee or receiver shall be appointed for Mortgagors or for any part of the Mortgaged Premises, then and in any such event all indebtedness secured hereby shall, at the option of Bank, become immediately due and payable without notice to Mortgagors, and this Mortgage may be foreclosed accordingly. The waiver by Bank of any default of Mortgagors shall not operate as a waiver of other defaults. Notice by Bank of its intention to exercise any right or option hereunder is hereby expressly waived by Mortgagors, and any one or more of Bank's rights or remedies hereunder may be enforced successively or concurrently. Any delay in enforcing any such right or remedy shall not prevent its later enforcement while Mortgagors shall be in default hereunder. In the event of the foreclosure of this Mortgage all abstracts of title and all title insurance policies for the Mortgaged Premises shall become the absolute property of Bank.

7. All rights and obligations of Mortgagors hereunder shall extend to and be binding upon the several heirs, representatives, successors and assigns of Mortgagors, and shall inure to the benefit of Bank, its successors and assigns. In the event this Mortgage is executed by only one person, corporation, or other entity, the word "Mortgagors" as used herein shall be construed to mean "Mortgagor", and the terms and provisions of this Mortgage construed accordingly.

8. All expenses which may be paid or incurred by or on behalf of Mortgagee in connection with the foreclosure of this Mortgage for reasonable attorneys' fees, appraisers' fees, outlays for documentary and expert evidence, stenographers' charges, publication costs and costs of procuring all title searches, policies and examinations and similar data and assurances with respect to title as Mortgagee reasonably may deem necessary to prosecute such suit shall constitute Advancements, shall be immediately due and payable by Mortgagor, with interest thereon as provided in the Note, and shall be allowed and included as Indebtedness in the judgement for sale. The proceeds of any foreclosure sale of the Mortgaged Property shall be distributed and applied in the following order or priority: First, on account of all Advancements incident to the foreclosure proceedings and all Costs; second, all other items which under the terms of this Mortgage constitute Indebtedness additional to the Primary Debt; third, all principal, interest and other amounts remaining unpaid on the Primary Debt; and fourth, any remainder to the person or persons entitled thereto as determined by the court in the foreclosure proceedings.

9. All notices pursuant to this Mortgage shall be in writing and shall be deemed to have been sufficiently given or served for all purposes when presented personally or sent by certified United States mail, addressed to Mortgagor at 3755 E. 82nd Street, Suite 120, Indianapolis, Indiana 46240; and to Mortgagee at 8455 Keystone Crossing Drive, Suite 100, Indianapolis, Indiana 46240, or at such other place as either party may, by notice in writing, designate as a place for service of notice.

10. Upon the occurrence of any of the events of default set forth in any instrument or agreement related to the Debt secured by this Mortgage, the Mortgagee is authorized to commence foreclosure proceedings against the Mortgaged Property through judicial proceedings, and in addition or alternatively to take any other actions permitted under applicable law. The Mortgaged Property may be sold in one parcel as an entirety or in such parcels, manner and order as Indiana law allows. The proceeds of such sale shall be retained by the Mortgagee up to the amounts due it, including costs of the sale, any environmental investigation and remediation paid for by the Mortgagee, and reasonable attorney's fees. By executing this Mortgage, the Mortgagor waives, in the event of foreclosure of this Mortgage or the enforcement by the Mortgagee of any other rights and remedies in this Mortgage, any right otherwise available in respect to marshaling of assets which secure the Debt or to require the Mortgagee to pursue its remedies against any such assets.

11. THE MORTGAGEE AND THE MORTGAGOR AFTER CONSULTING OR HAVING HAD THE OPPORTUNITY TO CONSULT WITH COUNSEL, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT EITHER OF THEM MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION BASED UPON OR ARISING OUT OF THIS MORTGAGE OR ANY RELATED INSTRUMENT OR AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED BY THIS MORTGAGE OR ANY COURSE OF CONDUCT, DEALING, STATEMENTS, WHETHER ORAL OR WRITTEN OR ACTIONS OF EITHER OF THEM. NEITHER THE MORTGAGEE NOR THE MORTGAGOR SHALL SEEK TO CONSOLIDATE, BY COUNTERCLAIM OR OTHERWISE, ANY ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED. THESE PROVISIONS SHALL NOT BE DEEMED TO HAVE BEEN MODIFIED IN ANY RESPECT OR RELINQUISHED BY EITHER THE MORTGAGEE OR THE MORTGAGOR EXCEPT BY A WRITTEN INSTRUMENT EXECUTED BY BOTH OF THEM.

IN WITNESS WHEREOF, the Mortgagors have hereunto set their hands and seals this 24th day of September, 2002.

By: Davis Homes, LLC, an Indiana limited liability company, by its manager-member
Davis Holding Corporation, an Indiana corporation

By: ______________________________
David O. Trittipo, Vice President of Finance

STATE OF INDIANA)
) SS:
COUNTY OF MARION)

Before me, a Notary Public in and for said County and State, this 24th day of Septemberl, 2002 personally appeared David O. Trittipo, Vice President of Finance of David Homes, LLC, an Indiana limited liability company, who as such officer for and on its behalf acknowledged the execution of the foregoing Mortgage.

I hereby certify that I am not an officer or director of the Bank.

Witness my hand and Notarial Seal

My Commission Expires:

02/03/2008

My County of Residence is:
Hancock

Signature ______________________________

Printed Name: Leigh Ann Barrett
Notary Public

This instrument was prepared by: C. Richard Davis II, Vice President
Davis Homes, LLC
3755 E. 82nd Street, Ste. 120
Indianapolis, Indiana 46240

EXHIBIT A

Lots Numbered 496, 497, 498, 499, 502, 503, 504, 505, 506, 507, 508, 509, 510, 564, 565, 566, 567, 568, 569, and 570 in Countryside, Section 5A, a subdivision in Hamilton County, Indiana, as per plat thereof, recorded August 5, 2002 as Instrument No. 2002-55048, amended by Surveyor's Correction recorded September 9, 2002 as Instrument No. 2002-64510 in the Office of the Recorder of Hamilton County, Indiana.

Also:
Lots Numbered 575, 576, 577 and 578 in Countryside, Section 5B, a subdivision in Hamilton County, Indiana, as per plat thereof, recorded August 5, 2002 as Instrument No. 2002-55050, amended by Surveyor's Correction recorded September 9, 2002 as Instrument No. 2002-64511 in the Office of the Recorder of Hamilton County, Indiana.